Form 20-F
period 2019-12-31
AMTD International Inc.
filed 2020-04-30
CIK 1769731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-39006

AMTD INTERNATIONAL INC.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of Principal Executive Offices)

Calvin Choi, Chief Executive Officer

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

Telephone: +852 3163-3389

Facsimile: +852 3163-3289

(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing one Class A ordinary share, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	HKIB	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 41,084,851 Class A ordinary shares, par value US$0.0001 per share, and 204,526,628 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated File ☐	Non-Accelerated Filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•

“AMTD,” “we,” “us,” “our company,” or “our” refers, prior to the completion of the restructuring, to our investment banking, asset management, and strategic investment businesses and, after the completion of the restructuring, to AMTD International Inc., a Cayman Islands exempted company, and its subsidiaries;

•	“AMTD Group” or “Controlling Shareholder” refers to AMTD Group Company Limited, a British Virgin Islands company;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

•	“Class A ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary shares” refers to our Class B ordinary shares, par value US$0.0001 per share;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

•	“L.R. Capital Group” refers to L.R. Capital Management Company (Cayman) Limited;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

•	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares; and

•	“US$” or “U.S. dollars” refers to the legal currency of the United States.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2017, 2018, and 2019.

Our reporting currency is Hong Kong dollars because our business is mainly conducted in Hong Kong and most of our revenue is denominated in Hong Kong dollars. This annual report on Form 20-F contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Hong Kong dollars to U.S. dollars were made at a rate of HK$7.7894 to US$1.00, which was the certified noon buying rate in effect as of December 31, 2019, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of April 24, 2020 was HK$7.7506 to US$1.00. We make no representation that any Hong Kong dollar or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted to U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all.

ii

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. The selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2017, 2018, and 2019 and the selected consolidated statements of financial position data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of financial position data as of December 31, 2017 has been derived from our audited consolidated financial statements that are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands, except for percentages and per share data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue
Fee and commission income	278,976	367,538	580,006	74,461
Dividend and gain related to disposed investment	69,509	99,228	100,552	12,909

Sub-total	348,485	466,766	680,558	87,370
Net fair value change of investments and derivatives	684,679	256,460	523,616	67,222

Total revenue	1,033,164	723,226	1,204,174	154,592
Other income	17,915	15,393	22,090	2,836
Operating expenses, staff costs and finance costs	(242,493)	(129,654)	(237,010)	(30,428)

Profit before tax	808,586	608,965	989,254	127,000
Income tax expense	(135,214)	(83,840)	(158,350)	(20,329)

Profit and total comprehensive income for the period	673,372	525,125	830,904	106,671

Profit and comprehensive income attributable to ordinary shareholders	568,266	468,061	938,272	120,455
Profit and comprehensive income/(expense) attributable to non-controlling interests	105,106	57,064	(107,368)	(13,784)

Profit and total comprehensive income for the period	673,372	525,125	830,904	106,671

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands, except for percentages and per share data)
Class A ordinary shares:
Profit and total comprehensive income per share attributable to ordinary shareholders
Basic	—	—	4.34	0.56
Diluted	—	—	4.34	0.56
Weighted average number of ordinary shares used in per share calculation
Basic	—	—	16,113	16,113
Diluted	—	—	16,117	16,117
Class B ordinary shares:
Profit and total comprehensive income per share attributable to ordinary shareholders
Basic	2.84	2.34	4.34	0.56
Diluted	2.84	2.34	4.34	0.56
Weighted average number of ordinary shares used in per share calculation
Basic	200,000	200,000	200,149	200,149
Diluted	200,000	200,000	200,205	200,205

	As of December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Total non-current assets	15,623	15,302	15,202	1,952
Total current assets	6,025,994	7,091,887	8,255,491	1,059,836
Total assets	6,041,617	7,107,189	8,270,693	1,061,788
Total non-current liabilities (interest bearing)	—	—	116,810	14,996
Total non-current liabilities (non-interest bearing)	130,209	163,357	242,914	31,185
Total current liabilities (interest bearing)	351,610	322,000	317,722	40,789
Total current liabilities (non-interest bearing)	2,890,522	3,427,430	764,752	98,179
Total liabilities	3,372,341	3,912,787	1,442,198	185,149
Share capital and reserves	1,312,960	1,312,960	4,551,380	584,304
Retained profits	870,781	1,338,842	2,277,115	292,335
Total ordinary shareholders’ equity	2,183,741	2,651,802	6,828,495	876,639
Non-controlling interests	485,535	542,600	—	—
Total equity	2,669,276	3,194,402	6,828,495	876,639
Total liabilities and equity	6,041,617	7,107,189	8,270,693	1,061,788

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Industry

We have a relatively short operating history of our current businesses compared to some of our globally established competitors and face numerous risks and challenges as we continue to expand our business in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We have a relatively short operating history of our current businesses compared to some of our globally established competitors. We launched our investment banking business in 2015, after which we introduced our institutional asset management business and strategic investment business. Certain of our business initiatives, including expansion of existing businesses, may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes and new markets.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

•	build and maintain a well-recognized and respected brand domestically and globally;

•	establish and expand our client base, win capital markets and advisory mandates, and increase our assets under management, or AUM;

•	maintain and enhance our relationships with our business partners;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and competitive landscape;

•	manage our future growth and expansion;

•	ensure that the performance of our products and services meets client expectations;

•	maintain or improve our operational efficiency;

•	navigate a complex and evolving regulatory environment;

•	defend ourselves in any legal or regulatory actions against us;

•	enhance our technology infrastructure and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	identify operational system or infrastructure inefficiency or those of third parties, avoid and remedy operating errors as a result of human or system errors or other misconduct;

•	identify and address conflicts of interest;

•	manage our strategic investments; and

•	identify and appropriately manage our related party transactions.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We have a relatively short history in serving our current institutional client base. As our business develops and as we respond to competition, we may continue to introduce new service offerings, make adjustments to our existing services, or make adjustments to our business operations in general. Any significant change to our business model that does not achieve expected results could materially and adversely affect our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Unfavorable financial market and economic conditions in Asia and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations.

Our businesses are materially affected by conditions in the financial markets and economic conditions in Asia and elsewhere in the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, political uncertainty, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, and the timing and nature of any regulatory reform. The recent geo-political uncertainties may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The global spread of coronavirus disease (COVID-19) in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the extent to which it may affect our results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

Political unrest such as protests or demonstrations could disrupt economic activities and adversely affect our business. The recent unrest in Hong Kong has led to a decrease in inbound tourism to Hong Kong, decreased consumer spending and an overall negative impact on the domestic economy. There can be no assurance that these protests and other economic, social, or political unrest in the future will not have a material adverse effect on our financial conditions and results of operations.

Unfavorable financial market and economic conditions in Asia and elsewhere in the world could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenue or within a timeframe sufficient to offset any decreases in revenue relating to changes in market and economic conditions.

Revenue generated by our investment banking business is directly related to the volume and value of the transactions in which we are involved. Our investment bankers primarily serve clients in raising capital through IPOs and debt offerings. During periods of unfavorable market and economic conditions, our results of operations may be adversely affected by a decrease in the number and value of the IPOs and debt offerings that we underwrite.

During a market or general economic downturn, we may also derive lower revenue from our asset management and strategic investment businesses due to lower mark-to-market or fair value of the assets that we manage and the strategic investments that we made. In addition, due to uncertainty or volatility in the market or in response to difficult market conditions, clients or prospective clients may withdraw funds from, or hesitate to allocate assets to, our asset management business in favor of investments they perceive as offering greater opportunity or lower risk. Difficult market conditions can also materially and adversely affect our ability to launch new products or offer new services in our asset management business, which could negatively affect our ability to increase our AUM and our management fees that are based on the AUM.

The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.

The financial services industry is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. We compete both in Asia and globally, and on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities to win client mandates, the quality of our advice, our employees, and deal execution, the range and price of our products and services, our innovation, our reputation, and the strength of our relationships. We expect to continue to invest capital and resources in our businesses in order to grow and develop them to a size where they are able to compete effectively in their markets, have economies of scale, and are themselves able to produce or consolidate significant revenue and profit. We cannot assure you that the planned and anticipated growth of our businesses will be achieved or in what timescale. There may be difficulties securing financing for investment for growth and in recruiting and retaining the skilled human resources required to compete effectively. If we fail to compete effectively against our competitors, our business, financial conditions, results of operations, and prospects will be materially and adversely affected.

Investment banking as our primary business generally requires us to react promptly to the evolving demand of our clients and be able to provide innovative financial solutions tailored to their needs. We may not be able to compete effectively with our competitors at all times and always be able to provide appropriate financial solutions that promptly and accurately address our clients’ needs. If this were to happen, our ability to attract new or retain existing clients will suffer, which would materially and adversely affect our revenue and earnings.

We primarily compete with other investment banking firms. We have experienced and may continue to experience intense competition over obtaining investment banking service mandates. We may face pricing pressure as some of our competitors may seek to obtain higher market share by reducing fees and commissions. Some of our competitors include large global financial institutions or state-owned PRC financial institutions operating or headquartered in Hong Kong, many of which have longer operating histories, far broader financial and other resources, and significantly greater name recognition than us and have the ability to offer a wider range of products, which may enhance their competitive position. They also regularly support services we do not provide, such as commercial lending, margin lending and other financial services and products, which puts us at a competitive disadvantage and could result in pricing pressures or lost opportunities, which in turn could materially and adversely affect our results of operations. In addition, we may be at a competitive disadvantage with regard to some of our competitors that have larger customer bases, more professionals, and the ability to provide financing that are often a crucial component of investment banking deals on which we advise.

Historically, competition in the asset management market has been fierce. In recent years, the asset management market in Hong Kong had become more saturated. Banks and brokerage firms have offered low management fees, prolonged commission-free concessions, or extra-low fixed commissions as incentives to attract clients, thus further intensifying the competition in this market. We expect that competition in Hong Kong’s asset management market will continue to be intense. We cannot assure you that we can compete effectively against our current and future competitors, or that competitive forces in the market will not alter the industry landscape such that our business objectives would become impractical or impossible. Under the foregoing circumstances, our business and financial condition would be adversely affected.

Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them.

Our businesses depend on the skills, reputation, and professional experience of our key management executives, the network of resources and relationships they generate during the normal course of their activities, and the synergies among the diverse fields of expertise and knowledge held by our senior professionals. Therefore, the success of our business depends on the continued services of these individuals. If we lose their services, we may not be able to execute our existing business strategy effectively, and we may have to change our current business direction. These disruptions to our business may take up significant energy and resources of our company, and materially and adversely affect our future prospects.

Moreover, our business operations depend on our professional staff, our most valuable assets. Their skills, reputation, professional experience, and client relationships are critical elements in obtaining and executing client engagements. We devote considerable resources and incentives to recruiting and retaining these personnel. However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensations scheme to attract employees may not be as effective as in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.

We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

We derived a significant portion of our revenue from our strategic investment business. Our dividend and gain related to disposed investment accounted for 6.7%, 13.7%, and 8.3% of our total revenue for the years ended December 31, 2017, 2018, and 2019, respectively, and our net fair value changes on stock loan, derivative financial instrument and financial assets at fair value through profit or loss accounted for 66.3%, 35.5%, and 43.5% of our total revenue for the corresponding periods, respectively. Our strategic investment portfolio primarily consists of investments in equity and equity-linked securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

We make strategic investments in financial and new economy sectors in Asia and are subject to concentration risks. Our investment portfolio may be concentrated in certain sectors, geographic regions, individual investments, or types of securities that may or may not be listed. As of the date of this annual report, we hold investments primarily in four companies under our strategic investment business. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.

We also make strategic investments in the highly regulated banking sector in China. Any change in PRC laws, regulations, or policies may adversely affect our equity holding as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment.

In addition, we have limited control over all of our investee companies. Even if we have a board seat in certain investee companies, we do not have the necessary power to mandate or block material corporate actions. If these investee companies fail to carry out business in a compliant manner, incur overly excessive amount of debt or go bankrupt, or the business operations decline, the fair value of our investment in these companies may deteriorate or, in extreme cases, decrease to zero. We are subject to the risk that the majority shareholders or the management of these investee companies may act in a manner that does not serve the investee companies’ interests. The general operational risks, such as inadequate or failing internal control of these investee companies, the compliance risks, such as any lack of requisite approvals for investee companies’ businesses, and legal risks, such as violation of laws and regulations or fraudulent or otherwise improper activities, may also expose our investments to risks. Furthermore, these investee companies may fail to abide by their agreements with us, for which we may have limited or no recourse. These investee companies may not declare dividend, or even if they do, we may not be able to secure liquidity conveniently until we receive such dividend. If any of the foregoing were to occur, our business, reputation, financial condition and results of operations could be materially and adversely affected.

In recent years, there has been increasing competition for private equity investment opportunities, which may limit the availability of investment opportunities or drive up the price of available investment opportunities, and, as a result, our financial condition and results of operations may be materially and adversely affected.

Our strategic investment business is subject to liquidity risks.

Some of our strategic investments are in the form of securities that are not publicly traded. In many cases, there may be prohibition by contract or by applicable laws from selling such securities for a period of time or there may not be a public market for such securities. Even if the securities are publicly traded, large holdings of securities can often be disposed of only over a substantial length of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Accordingly, under certain conditions, we may be forced to either sell securities at lower prices than we had expected to realize or defer, potentially for a considerable period of time, sales that we had planned to make. Investing in these securities can involve a high degree of risk, and we may lose some or all of the principal amount of such strategic investments.

Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investment and net fair value changes on investments and derivatives on our consolidated statements of profit or loss and other comprehensive income. For the years ended December 31, 2017, 2018, and 2019, dividend and gain related to disposed investment accounted for 6.7%, 13.7%, and 8.3%, and net fair value changes on stock loan, derivative financial instrument and financial assets at fair value through profit or loss accounted for 66.3%, 35.5%, and 43.5% of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Technology has been one of our key sectors of focus and the fair value of our investments in technology companies may be subject to significant valuation fluctuations. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of December 31, 2019, the aggregate fair value of our strategic investment portfolio was HK$3.9 billion (US$0.5 billion). Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investment in Bank of Qingdao is subject to liquidity, concentration, and regulatory risks.

As of December 31, 2019, our strategic investment portfolio reached an aggregate fair value of HK$3.9 billion (US$0.5 billion), of which our investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 91.8%. As of December 31, 2019, we held an approximate 8.79% interest in the Bank of Qingdao and expect it to be a long-term investment, and our chairman of the board of directors and chief executive officer also serves as a director of Bank of Qingdao. Given our significant stake in, and affiliation with, Bank of Qingdao, our investment in Bank of Qingdao is subject to liquidity and concentration risk. There may not be a readily available market to sell the shares of Bank of Qingdao. We will need to gradually sell down our holdings subject to market conditions, if we want to liquidate our position in Bank of Qingdao. In addition, the banking sector in China is highly regulated and any change in PRC laws, regulations, or policies may adversely affect our holding in Bank of Qingdao as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment in Bank of Qingdao. Any adverse impact on our investment in Bank of Qingdao could materially and adversely affect our business, results of operations, and financial condition.

A substantial portion of our revenue is derived from investment banking business, which is not long-term contracted source of revenue and is subject to intense competition, and declines in these engagements could materially and adversely affect our financial condition and results of operations.

We historically have earned a substantial portion of our revenue from fees and commissions paid by our investment banking clients, which usually are payable upon the successful completion of particular transactions. Revenue derived from our investment banking business accounted for 20.1%, 39.9%, and 37.9% of our total revenue for the years ended December 31, 2017, 2018, and 2019, respectively. We expect that we will continue to rely on investment banking business for a substantial portion of our revenue for the foreseeable future, and a decline in our engagements could materially and adversely affect our financial condition and results of operations.

In addition, investment banking business typically is not a long-term contracted source of revenue. Each revenue-generating engagement typically is separately awarded and negotiated. Furthermore, many of our clients do not routinely require our services. As a consequence, our engagements with many clients are not likely to be predictable. We may also lose clients each year, including as a result of the sale or merger of a client, or due to a change in a client’s senior management and competition from other investment banking firms. As a result, our engagements with clients are constantly changing and our total revenue could fluctuate or decline quickly due to these factors.

Our investment banking business depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services. We cannot assure you that the income level of our investment banking business can be sustained.

We underwrite securities offerings in Hong Kong and the United States, and are exposed to uncertainties in the regulatory requirements in these jurisdictions. Securities offerings are subject to review and approval by various regulatory authorities, the results and timing of which are beyond our control and may cause substantial delays to, or the termination of, the offering. We receive the payment of fees and commissions in most securities offerings only after the successful completion of the transactions. If a transaction is not completed as scheduled, or at all, for any reason, we may not receive fees and commissions for services that we have provided in a timely manner, or at all, which could materially and adversely affect our results of operations.

Market fluctuations and changes in regulatory policies may adversely affect our investment banking business. Negative market and economic conditions may adversely affect investor confidence, resulting in significant industry-wide declines in the size and number of securities offerings, and market volatility may cause delays to, or even termination of, securities offerings that we underwrite, either of which could adversely affect our revenue from the investment banking business.

In addition, in acting as an underwriter in a securities offering, we may be subject to litigation, securities class action, claims, administrative penalties, regulatory sanctions, fines, or disciplinary actions, or may be otherwise legally liable in Hong Kong, the United States, and other jurisdictions. Our reputation may be affected due to inadequate due diligence, fraud or misconduct committed by issuers or their agents or our staff, misstatements and omissions in disclosure documents, or other illegal or improper activities that occur during the course of the underwriting process, which may adversely affect our business, financial condition, and results of operations. Our investment banking business may also be affected by new rules and regulations, changes in the interpretation or enforcement of existing rules and regulations relating to the underwriting of securities offerings.

As a result, we cannot assure you that the income level of our investment banking business can be sustained.

If we cannot identify or effectively control the various risks involved in the asset management products that we offer or manage under our asset management business or otherwise achieve expected investment returns for our asset management clients, our reputation, client relationships, and asset management business will be adversely affected.

We offer our asset management clients a broad selection of third-party products, including fixed income products and equity products, for which we derive revenue through management fees and performance fees. These products often have complex structures and involve various risks, including default risks, interest rate risks, liquidity risks, market volatility and other market risks. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers or corporate borrowers. Although the product providers or corporate borrowers of the asset management products we offer are typically directly liable to our clients in the event of a product default, these incidences could adversely affect the performance of the applicable products that we distribute and our reputation. Our success in maintaining our brand image depends, in part, on our ability to effectively control the risks associated with these products. Our asset management team not only need to understand the nature of the products but also need to accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, they may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. If we fail to identify and effectively control the risks associated with the products that we offer or manage, or fail to disclose such risks to our clients in a sufficiently clear and timely manner, or to dispose timely of such investments in the clients’ investment portfolios, our clients may suffer financial loss or other damages. Poor performance of these products and services, negative perceptions of the institutions offering these products and services or failure to achieve expected investment return may impact client confidence in the products we offer them, impede the capital-raising activities in connection with our asset management business, and reduce our asset under management and revenue generated under this segment.

For discretionary account service we offer to our clients, we have a higher level of discretion in making investments. If we are unable to generate sufficient returns from our investments, including managing leverage risks on behalf of our clients, or even incur losses, our clients may become unwilling to continue to use our services, and our reputation, client relationship, business, and prospects will be materially and adversely affected.

We are subject to extensive and evolving regulatory requirements, non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by relevant regulatory authorities or government agencies in Hong Kong or other applicable jurisdictions.

The Hong Kong and U.S. financial markets in which we primarily operate are highly regulated. Our business operations are subject to applicable Hong Kong and U.S. laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the relevant regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage. Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by relevant regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although we have not been found by any relevant regulators to be in material non-compliance with any regulatory requirements since we commenced our current businesses in 2015, any such finding or other negative outcome may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

Two of our subsidiaries, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited, are HKSFC-licensed companies subject to various requirements, such as remaining fit and proper at all times, minimum liquid and paid-up capital requirements, notification requirements, submission of audited accounts, submission of financial resources returns and annual returns, continuous professional training, under the Securities and Futures Ordinance (Cap. 571) of Hong Kong and its subsidiary legislation and the codes and the guidelines issued by the HKSFC. If any of these HKSFC licensed companies fails to meet the regulatory capital requirements in Hong Kong, the local regulatory authorities may impose penalties on us or limit the scope of our business, which could, in turn, have a material adverse effect on our financial condition and results of operations. Moreover, the relevant capital requirements may be changed over time or subject to different interpretations by relevant governmental authorities, all of which are out of our control. Any increase of the relevant capital requirements or stricter enforcement or interpretation of the same may adversely affect our business activities. In addition, AMTD Global Markets Limited is a licensed principal intermediary under the Mandatory Provident Fund Schemes Ordinance (Cap. 485) of Hong Kong and a licensed insurance intermediary for general and long term business (including linked long term business) under the Insurance Ordinance (Cap. 41) of Hong Kong. Any non-compliance with applicable regulatory requirements by our company or any of our subsidiaries may result in penalties, limitations, and prohibitions on our future business activities and thus may materially and adversely affect our business, financial condition, and results of operations.

From time to time, AMTD Global Markets Limited and Asia Alternative Asset Partners Limited may be subject to or required to assist in inquiries or investigations by relevant regulatory authorities or government agencies in Hong Kong or other jurisdictions, including the HKSFC and the SEC, relating to its own activities or activities of third parties such as its clients. The HKSFC conducts on-site reviews and off-site monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we are subject to statutory secrecy obligations under the Securities and Futures Ordinance (Cap. 571) of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations without the consent of the HKSFC. For further details, see “Item 4.B. Information on the Company—Business Overview—Regulation—Disciplinary Power of the HKSFC.”

Our revenue and profits are highly volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our ADSs or our Class A ordinary shares.

Our revenue and profits are highly volatile and could fluctuate significantly. For example, the revenue generated from investment banking business is highly dependent on market conditions, regulatory environment and policies, and the decisions and actions of our clients and interested third parties. As a result, our results of operations will likely fluctuate from quarter to quarter based on the timing of when those fees are earned. It may be difficult for us to achieve steady earnings growth on a quarterly basis, which could, in turn, lead to large adverse movements in the ADS or Class A ordinary share price or increasing volatility in the ADS or Class A ordinary share price generally.

The due diligence that we undertake in the course of our business operations is inherently limited and may not reveal all facts and issues that may be relevant in connection with such businesses.

In the course of providing investment banking services, asset management services, and making strategic investments, we endeavor to conduct due diligence review that we deem reasonable and appropriate based on relevant regulatory expertise and market standards as well as the facts and circumstances applicable to each deal. When conducting due diligence, we are often required to evaluate critical and complex business, financial, tax, accounting, environmental, regulatory, and legal issues. Outside consultants, such as legal advisors, and accountants may be involved in the due diligence process in varying degrees depending on the transaction type. Nevertheless, when conducting due diligence work and making an assessment, we are limited to the resources available, including information provided by the target company or the issuer and, in some circumstances, third party investigations. The due diligence work that we conduct with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary, helpful, or accurate in evaluating potential risks, which may subject us to potential penalties in the case of securities underwriting, or failure of investment in the case of strategic investment. We may be provided with information that is misleading, false, or inaccurate as a result of mistake, misconduct, or fraud of our employees or third parties. Moreover, such due diligence work will not necessarily result in the successful completion of a transaction, which may adversely affect the performance of our business.

We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new asset classes and geographical markets.

We are committed to providing new products and services in order to strengthen our market position in the financial services industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. These activities expose us to new and challenging risks, including, but not limited to:

•	we may have insufficient experience or expertise in offering new products and services and dealing with inexperienced counterparties and clients may harm our reputation;

•	we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

•	we may be unable to provide clients with adequate levels of service for our new products and services;

•	our new products and services may not be accepted by our clients or meet our profitability expectations;

•	our new products and services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted; and

•	our internal information technology infrastructure may not be sufficient to support our product and service offerings.

If we are unable to achieve the expected results with respect to our offering of new products and services, our business, financial condition, and results of operations could be materially and adversely affected.

In addition, we also intend to further expand our business geographically through establishing branch offices in key financial centers in the United States and Southeast Asia, such as New York City and Singapore. Operating business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business in United States and other overseas markets, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in these markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, especially financial regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.

We may undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

Our strategy includes plans to grow both organically and through possible acquisitions, joint ventures, or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory, and market risks, as well as risks associated with additional capital requirements. We may not be able, however, to identify suitable future acquisition targets or alliance partners. Even if we identify suitable targets or partners, the evaluation, negotiation, and monitoring of the transactions could require significant management attention and internal resources and we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. The costs of completing an acquisition or alliance may be costly and we may not be able to access funding sources on terms commercially acceptable to us. Even when acquisitions are completed, we may encounter difficulties in integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenge of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks.

Volatile securities market may result in margin sales under our margin loan arrangements for our strategic investment business, which could materially and adversely affect our financial condition and results of operations.

We maintain certain margin loans to finance some of our investments. These margin loan arrangements contain provisions that may not work to our advantage when we encounter difficulties in certain circumstances. For example, these margin loans allow lenders to dispose of the securities at a margin price to stop their losses when the price of the securities we purchased declined to the margin price. Selling the securities at the margin price typically causes significant loss to our investment as the margin price is generally lower than the security price we paid and we no longer have the chance to profit from future rises of security prices. As of December 31, 2019, the aggregate amount of our outstanding margin loans was HK$321.8 million (US$41.3 million). The securities market in Hong Kong and the United States have been volatile recently, which heightened risks associated with our margin loan arrangements. Under certain circumstances, we may attempt to renegotiate the terms and conditions of our existing margin loans or to obtain additional financing. We cannot assure you that our renegotiation efforts would be successful or timely or that we would be able to refinance our obligations on acceptable terms or at all. If margin sales happen, our financial condition and results of operations could be materially and adversely affected.

Any negative publicity with respect to us, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. For example, a number of media reported that during his previous employment at a global investment banking firm, our chairman of the board of directors and chief executive officer was alleged to have not adhered to such firm’s internal policies concerning the disclosure of potential conflicts of interest. We believe that these allegations are based on inaccurate facts and are unfounded and meritless. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrong doing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other “AMTD SpiderNet” stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

Our operations may be subject to transfer pricing adjustments by competent authorities.

We may use transfer pricing arrangements to account for business activities between us and our Controlling Shareholder, the different entities within our consolidated group, or other related parties. We cannot assure you that the tax authorities in the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the relevant regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess the transfer prices and re-allocate the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition, and results of operations.

Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against various risks inherent in our business.

We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date, or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Although we have not experienced any material deficiencies or failure in our risk management and internal control systems and procedures since we commenced our current businesses in 2015 other than certain material weaknesses in our internal control over financial reporting identified as of December 31, 2019, any such deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. For a discussion of risks relating to these material weaknesses in our internal control over financial reporting, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We have identified three material weaknesses in our internal control over financial reporting as of December 31, 2019, and if we fail to implement and maintain an effective system of internal control to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud. In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

Our business is subject to various cyber-security and other operational risks.

We face various cyber-security and other operational risks relating to our businesses on a daily basis. We rely heavily on financial, accounting, communication and other data processing systems as well as the people who operate them to securely process, transmit, and store sensitive and confidential client information, and communicate globally with our staff, clients, partners, and third-party vendors. We also depend on various third-party software and cloud-based storage platforms as well as other information technology systems in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.

Our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible of attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade, or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.

We cannot assure you that we or the third parties on which we rely will be able to anticipate, detect, or implement effective preventative measures against frequently changing cyber-attacks. We may incur significant costs in maintaining and enhancing appropriate protections to keep pace with increasingly sophisticated methods of attack. In addition to the implementation of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. If an employee’s failure to follow proper data security procedures results in the improper release of confidential information, or our systems are otherwise compromised, malfunctioning or disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions, and damage to our reputation.

We operate in businesses that are highly dependent on proper processing of financial transactions. In our asset management business, we have to reliably obtain securities and other pricing information, properly execute and process client transactions, and provide reports and other customer service to our clients. The occurrence of trade or other operational errors or the failure to keep accurate books and records can render us liable to disciplinary action by regulatory authorities, as well as to claims by our clients. We also rely on third-party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation, and adversely affect our businesses.

Fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, agents, clients, business partners, or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases. Fraud or misconduct by any of these persons or entities may cause us to suffer significant reputational harm and financial loss or result in regulatory disciplinary actions. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, agents, clients, or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, agents, clients, or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. Although we have not identified any material fraud or misconduct by our directors, officers, employees, agents, clients, or other third parties since we commenced our current businesses in 2015, if any of these persons or entities were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

Although we have not been subject to any lawsuits and arbitration claims in relation to our current business since the commencement in 2015, operating in the financial services industry may subject us to significant risks, including the risk of lawsuits and other legal actions relating to compliance with regulatory requirements in areas such as information disclosure, sales or underwriting practices, product design, fraud and misconduct, and protection of sensitive and confidential client information. From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

In market downturns, the number of legal claims and amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations, and proceedings for the practices in their business operations. Our clients may also be involved in litigation, investigation, or other legal proceedings, some of which may relate to transactions that we have advised, whether or not there has been any fault on our part.

We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although we have adopted policies and procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), such policies and procedures may not completely eliminate instances where our networks may be used by other parties to engage in money laundering and other illegal or improper activities. Furthermore, we primarily comply with applicable anti-money laundering laws and regulations in Hong Kong and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. As a publicly listed company in the United States, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control. Although we have not identified any failure to detect material money laundering activities since we commenced our current businesses in 2015, if we fail to fully comply with applicable laws and regulations, the relevant government agencies may impose fines and other penalties on us, which may adversely affect our business.

We regularly encounter potential conflicts of interest, and failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients;

(iii) our clients; (iv) us and our employees; (v) our clients and our employees, or (vi) us and our Controlling Shareholder and other beneficial owners. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place extensive internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

The current tensions in international economic relations may negatively affect the demand for our services, and our results of operations and financial condition may be materially and adversely affected.

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China.

Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. As a financial services firm based in Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Greater China and elsewhere in the world. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

We may be subject to legal and financial liabilities in connection with the retail financial advisory and insurance brokerage businesses we engaged in previously.

Prior to 2015, we engaged in retail financial advisory and insurance brokerage businesses, which were regulated by the Hong Kong Confederation of Insurance Brokers and the HKSFC. On September 23, 2019, the Hong Kong Insurance Authority took over the regulation of insurance intermediaries from the Hong Kong Confederation of Insurance Brokers. Majority of the operations under such legacy businesses began to terminate in 2015 and the businesses were ultimately disposed of in 2018. Although we no longer carry out retail financial advisory and insurance brokerage businesses, we may be subject to regulatory complaints or claims lodged against us by previous clients in relation to the past services provided by us under the legacy businesses as we were the named insurance broker in certain insurance arrangements between our previous clients and the insurance company under these past businesses. Any action brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us, which could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

We may need additional funding but may not be able to obtain it on favorable terms or at all.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and global financial industry. For example, the terms of our MTN Program and our Controlling Shareholder’s medium term note program impose certain restrictions on our ability to obtain secured or unsecured external financing through the issuance of debt securities in the public market. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that we will be able to secure additional financing in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition, and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We may be exposed to legal or regulatory liabilities if we are unable to protect the personal and sensitive data and confidential information of our clients.

We collect, store, and process certain personal and sensitive data from our clients, particularly under our asset management business. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules, and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any misuse or mishandling of such personal and sensitive data and confidential information could result in legal liabilities, regulatory actions, reputational damage to us, which could in turn materially and adversely affect our business prospects and results of operation.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

Although we carry office, computer, and vehicle insurance for our properties, professional indemnity insurance for certain of our regulated activities, directors and officers insurance, employee compensation insurance, and license holders insurance in connection with our securities dealing business covered by the Type 1 license granted by the HKSFC against fidelity and crime risks, we cannot assure you that we have sufficient insurance to cover all aspects of our business operations. We are in the process of purchasing key-man insurance coverage, and we consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

We identified three material weaknesses in our internal control over financial reporting as of December 31, 2019, and if we fail to implement and maintain an effective system of internal control to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

Prior to our initial public offering in August 2019, we were a private company with limited accounting personnel and other resources with which to address our internal control and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements as of January 1, 2017 and December 31, 2017, 2018 and 2019 and for each of the three years ended December 31, 2019, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements, (ii) insufficient dedicated resources and experienced personnel involved in designing and reviewing internal controls over financial reporting, and (iii) failure to establish effective process over the identification, evaluation and disclosure of related parties and related party transactions. We have implemented and are continuing to implement a number of measures to address the material weaknesses identified. For a discussion of these measures, see “Item 15. Controls and Procedures— Internal Control over Financial Reporting.” We believe that these three material weaknesses have been properly remediated as of the date of this annual report. We cannot assure you, however, that we may not identify additional material weaknesses or significant deficiencies in the future.

We are a public company in the United States subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the New York Stock Exchange, or the NYSE. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets relevant requirements differently from us.

In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain proper and effective of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs or our Class A ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We may face intellectual property infringement claims, which could be time-consuming and costly to defend and may result in the loss of significant rights by us.

Although we have not been subject to any litigation, pending or threatened, alleging infringement of third parties’ intellectual property rights, we cannot assure you that such infringement claims will not be asserted against us in the future. Third parties may own copyrights, trademarks, trade secrets, ticker symbols, internet content, and other intellectual properties that are similar to ours in jurisdictions where we currently have no active operations. If we expand our business to or engage in other commercial activities in those jurisdictions using our own copyrights, trademarks, trade secrets, and internet content, we may not be able to use these intellectual properties or face potential lawsuits from those third parties and incur substantial losses if we fail to defend ourselves in those lawsuits. We have policies and procedures in place to reduce the likelihood that we or our employees may use, develop, or make available any content or applications without the proper licenses or necessary third-party consents. However, these policies and procedures may not be effective in completely preventing the unauthorized posting or use of copyrighted material or the infringement of other rights of third parties.

Intellectual property litigation is expensive and time-consuming and could divert resources and management attention from the operation of our business. If there is a successful claim of infringement, we may be required to alter our services, cease certain activities, pay substantial royalties and damages to, and obtain one or more licenses from third parties. We may not be able to obtain those licenses on commercially acceptable terms, or at all. Any of those consequences could cause us to lose revenues, impair our client relationships and harm our reputation.

Any failure to protect our intellectual property could harm our business and competitive position.

We maintain a number of registered domain names and are licensed to use certain registered trademarks by our Controlling Shareholder. Although we do not currently own any registered trademarks, we may in the future acquire new intellectual property such as trademarks, copyrights, domain names, and know-how. We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. We may not be able to successfully pursue claims for infringement that interfere with our ability to use our trademarks, website, or other relevant intellectual property or have adverse impact on our brand. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, or circumvented, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, other parties may misappropriate our intellectual property rights, which would cause us to suffer economic or reputational damages.

The audit report included in this annual report is prepared by an auditor whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Our auditors have many clients with substantial operations in China, and the PCAOB has been unable to conduct inspections of the work of our auditors and their affiliated independent registered public accounting firms in China, without the approval of the PRC authorities. Thus, our auditors and their affiliated independent registered public accounting firms in China and their audit work are not currently inspected fully by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC, or the PRC Ministry of Finance in the United States and China, respectively. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with the PCAOB and audit China-based, U.S.-listed companies. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work, and their affiliated independent registered public accounting firms’ work, in China. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Fluctuations in the value of Renminbi and regulatory controls on the convertibility and offshore remittance of Renminbi may adversely affect our results of operations and financial condition.

Many of our clients are Chinese nationals, institutions, or corporates, and they are subject to the relevant controls of the PRC government as well as risks relating to foreign currency exchange rate fluctuations. The change in value of Renminbi against Hong Kong dollars and other currencies is affected by various factors, such as changes in political and economic conditions in China. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, revenues, earnings, and financial position of our Chinese clients. In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of China. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. In addition, under the existing regulations on offshore investment, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. Revaluation of the Renminbi and PRC laws and regulations in connection with the convertibility of the Renminbi into foreign currencies or offshore remittance of the Renminbi may limit the ability of our Chinese clients to engage our services, especially in our asset management business, which may in turn have a material adverse effect on our results of operations and financial condition.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition and results of operations may be adversely affected.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including the emergence of a pandemic, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made disaster, disruption due to political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business and operations could also be adversely affected if our employees are adversely affected by epidemics, pandemics, natural or man-made disasters, disruptions due to civil or political unrest or disruption involving electronic communications. Epidemics and pandemics could include various outbreaks of various local and global public health outbreaks. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any epidemic or pandemic harms the Chinese or Hong Kong economy in general. The incidence and severity of disasters, pandemics, or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

The recent outbreak of COVID-19 has caused, and may continue to cause, companies in Hong Kong, Singapore, and China, including us and certain of our clients, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having contracted COVID-19, we may be required to apply quarantines or suspend our operations. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

Risks Relating to Our Relationship with the Controlling Shareholder

We have limited experience operating as a stand-alone public company.

AMTD International Inc. was incorporated in February 2019 as a wholly-owned subsidiary of our Controlling Shareholder. We have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in August 2019, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. After we became a stand-alone public company, our Controlling Shareholder has continued to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

In addition, since we have become a public company, our management team has been required to develop the expertise necessary to comply with the numerous regulatory and other requirements applicable to public companies, including requirements relating to corporate governance, listing standards and securities and investor relationships issues. As a stand-alone public company, our management has to evaluate our internal controls system with new thresholds of materiality, and to implement necessary changes to our internal controls system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

Prior to our establishment, the operations of our investment banking, asset management, and strategic investments businesses were carried out by companies owned or controlled by our Controlling Shareholder. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows that were directly attributable to our investment banking, asset management, and strategic investment businesses whether held or incurred by our Controlling Shareholder or by us. Only those assets and liabilities that are specifically identifiable to our businesses are included in our consolidated statements of financial position. With respect to costs of operations of the investment banking, asset management, and strategic investment businesses, an allocation of certain costs and expenses of our Controlling Shareholder were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues and actual usage metrics, among other things, attributable to us for all respective accounting periods. Since we entered into a transition services agreement with our Controlling Shareholder, we received administrative support, marketing and branding support, and other services from our Controlling Shareholder at a fixed cost of HK$24 million per annum plus other actual costs incurred arising from the services rendered. We made numerous estimates, assumptions, and allocations in our historical financial statements because our Controlling Shareholder did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. Although our management believes the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position, and cash flows as if we operated as a stand-alone public company during the periods presented. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Our Relationship with the Controlling Shareholder” for our arrangements with our Controlling Shareholder and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone public company, we are gradually establishing our own financial, administrative, and other support systems to replace our Controlling Shareholder’s systems, the cost of which could be significantly different from cost allocation with our Controlling Shareholder for the same services. Therefore, you should not view our historical results as indicators of our future performance.

We may not continue to receive the same level of support from our Controlling Shareholder.

We have benefitted significantly from our Controlling Shareholder’s strong market position and brand recognition, as well as its expertise in investment banking, asset management, and strategic investment businesses. Although we entered into a series of agreements with our Controlling Shareholder relating to our ongoing business operations and service arrangements with our Controlling Shareholder, we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder as we now operate as a stand-alone public company. Our current clients may react negatively to our restructuring. This effort may not be successful, which could materially and adversely affect our business, financial condition, and results of operations.

Our agreements with our Controlling Shareholders or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with our Controlling Shareholder and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we entered into with our Controlling Shareholder, we agree during the non-competition period (which will end on the later of (1) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifth anniversary of August 5, 2019, being the date of our initial public offering of the ADSs listed and traded on the NYSE) not to compete with our Controlling Shareholder in the businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide to our existing individual clients investment banking and asset management products and services, and (ii) own non-controlling equity interest in any company competing with our Controlling Shareholder. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of our businesses slow down. In addition, pursuant to our master transaction agreement with our Controlling Shareholder, we have agreed to indemnify our Controlling Shareholder for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our restructuring. The allocation of assets and liabilities between our Controlling Shareholder and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as our Controlling Shareholder continues to control us, we may not be able to bring a legal claim against our Controlling Shareholder or its controlling shareholders in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Our Controlling Shareholder continues to control a majority of the voting power of our issued and outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the NYSE Listed Company Manual. Under these rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company.” As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We elect to rely on exemptions with respect to the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors. Therefore, our shareholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We may have conflicts of interest with our Controlling Shareholders or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

As of December 31, 2019, our Controlling Shareholder beneficially owned 81.4% of our outstanding ordinary shares, representing 96.8% of our total voting power. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs or Class A ordinary shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Indemnification arrangements with our Controlling Shareholder. We have entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our investment banking and asset management businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. There are no exceptions for such indemnities and such indemnifications relate to transactions that had taken place prior to, on and following, our restructuring and listing on the NYSE (as we and our Controlling Shareholder have obligations, based on the master transaction agreement, that continue after our listing on the NYSE). These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim. There is no limit on such amount of indemnity under the master transaction agreement.

•

Non-competition arrangements with our Controlling Shareholder. We have entered into a non-competition agreement under which our Controlling Shareholder agrees not to compete with us in our investment banking and asset management businesses that are both primarily targeting institutional and corporate clients, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder in businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide investment banking and asset management products and services to our existing individual clients, and (ii) own non-controlling equity interests in any company competing with our Controlling Shareholder.

•

Employee recruiting and retention. Because both we and our Controlling Shareholder are engaged in financial service-related businesses in Hong Kong, we may compete with our Controlling Shareholder in the hiring of new employees. We have entered into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

•

Our board members or executive officers may have conflicts of interest. Our chairman of the board and chief executive officer, Calvin Choi, is also the chairman of the board and the chief executive officer of our Controlling Shareholder. Four of our other directors also serve as directors of or hold executive positions with our Controlling Shareholder or its controlling shareholder, and two of our officers serves important positions with our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

•

Sale of shares or assets in our company. Upon expiration of the lock-up period and subject to certain restrictions under relevant securities laws and stock exchange rules, as well as other relevant restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs or Class A ordinary shares.

•

Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we have entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

•

Developing business relationships with our Controlling Shareholder’s competitors. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other insurance brokerage companies. This may limit our ability to market our services for the best interests of our company and our other shareholders.

Although our company has become a stand-alone public company, we expect to operate, for as long as our Controlling Shareholder is our controlling shareholder, as an affiliate of our Controlling Shareholder. Our Controlling Shareholder may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, including our company. These decisions may be different from the decision that we would have made on our own. Our Controlling Shareholder’s decisions with respect to us or our business may be resolved in ways that favor our Controlling Shareholder and therefore our Controlling Shareholder’s own shareholders, which may not coincide with the interests of our other shareholders. We may not be able to resolve any potential conflicts, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder. Even if both parties seek to transact business on terms intended to approximate those that could have been achieved among unaffiliated parties, this may not succeed in practice.

Risks Relating to the ADSs and Our Ordinary Shares

An active public market may not develop for the ADSs on the NYSE or our Class A ordinary shares on the SGX-ST, and you may not be able to resell the ADSs or Class A ordinary shares at or above the price you paid, or at all.

Although the ADSs are listed on the NYSE and our Class A ordinary shares are listed on the SGX-ST, we cannot assure you that a liquid public market for the ADSs or Class A ordinary shares will develop. If an active public market for the ADSs or Class A ordinary shares does not develop, the market price of the ADSs or Class A ordinary shares may decline and the liquidity of the ADSs or Class A ordinary shares may decrease significantly. We cannot assure you that the price at which the ADSs or Class A ordinary shares are traded will not decline below the initial public offering price on the NYSE or secondary listing price on the SGX-ST, respectively. As a result, investors in the ADSs or Class A ordinary shares may experience a significant decrease in the value of their ADSs or Class A ordinary shares due to insufficient or a lack of market liquidity of the ADSs or Class A ordinary shares, as applicable.

The trading price of the ADSs or Class A ordinary shares may be volatile, which could result in substantial losses to you.

Since the ADSs became listed on the NYSE on August 5, 2019, the trading price of the ADSs has ranged from US$10.09 to US$7.90. The trading prices of the ADSs or Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other U.S.- or Singapore-listed companies based in the Greater China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong- and China-based, U.S.-listed or Singapore-listed companies, which consequently may affect the trading performance of the ADSs or Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs or Class A ordinary shares.

In addition to the above factors, the price and trading volume of the ADSs or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industry;

•	variations in our revenue, profit, and cash flow;

•	changes in the economic performance or market valuations of other financial services firms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholders;

•	release or expiry of any transfer restrictions on our outstanding shares or the ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs or Class A ordinary shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The characteristics of the U.S. capital markets and the Singapore capital markets are different.

The NYSE and SGX-ST have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of the ADSs and our Class A ordinary shares might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home exchange could materially and adversely affect the price of our Class A ordinary shares, and vice versa. Because of the different characteristics of the U.S. and Singapore equity markets, the historic market prices of the ADSs and our Class A ordinary shares may not be indicative of the performance of our securities going forward.

The dual listing of our equity securities in different markets is costly to maintain and may result in price variations, which may adversely affect the price of our ADSs or our ordinary shares.

The ADSs are listed for trading on the NYSE and our Class A ordinary shares are listed for trading on the SGX-ST. Maintaining dual listings may generate additional costs, including legal, accounting, investor relations, and other expenses that we would not incur if we were listed only on a single market. In addition, price variations between these two markets may result from the dual listing. Trading in ADSs and Class A ordinary shares on these markets, respectively, is in different currencies, with U.S. dollars on the NYSE and Singapore dollars on the SGX-ST, and at different times as a result of different time zones, different trading days and different public holidays in the United States and Singapore. Given these and other factors, such as differences in exchange rates, the ADSs and our Class A ordinary shares may trade at different prices on NYSE and SGX-ST, respectively. Furthermore, market influences in one market may influence the price in the other. All of the foregoing factors may adversely affect the price of the ADSs or our Class A ordinary shares.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs or our Class A ordinary shares, the market price or trading volume for the ADSs or our Class A ordinary shares could decline.

The respective trading markets for the ADSs and our Class A ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or our Class A ordinary shares or publishes inaccurate or unfavorable research about our business, the market price for the ADSs or our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs or our Class A ordinary shares to decline.

The sale or availability for sale of substantial number of the ADSs or our Class A ordinary shares in the public market could adversely affect their market price.

Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we had 245,611,479 Class A and Class B ordinary shares outstanding, including 19,409,699 Class A ordinary shares represented by ADSs. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to twenty votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof to any person other than our chairman of the board of directors and chief executive officer, Calvin Choi, or any other person or entity designated by Mr. Choi, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this annual report, our Controlling Shareholder and Mr. Choi beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 74.6% of our total issued and outstanding ordinary shares and 98.3% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for the ADSs or our Class A ordinary shares.

S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies in certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class capital structures. As a result, the dual-class structure of our ordinary shares may prevent the inclusion of the ADSs or our Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for the ADSs or our Class A ordinary shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of the ADSs or our Class A ordinary shares.

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the ADSs or our Class A ordinary shares for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is entirely at the discretion of our board of directors.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in the ADSs or our Class A ordinary shares will likely depend entirely upon any future price appreciation of the ADSs or our Class A ordinary shares. We cannot assure you that the ADSs or our Class A ordinary shares will appreciate in value in the future or even maintain the price at which you purchased the ADSs or our Class A ordinary shares. You may not realize a return on your investment in, and you may even lose your entire investment in, the ADSs or our Class A ordinary shares.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 40 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirement is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from the registration requirement under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a company incorporated under the laws of the Cayman Islands. We conduct our operations outside the United States and Singapore and substantially all of our assets are located outside the United States and Singapore. In addition, substantially all of our directors and executive officers and the experts named in this annual report reside outside the United States and Singapore, and most of their assets are located outside the United States and Singapore. As a result, it may be difficult or impossible for you to bring an action against us or against them in the United States or Singapore in the event that you believe that your rights have been infringed under the U.S. federal securities laws of the United States, securities laws of Singapore, or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, or other relevant jurisdiction may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Singapore courts may be limited, because we are incorporated under Cayman Islands law.

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records, other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Singapore. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. and Singapore domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States or Singapore.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares represented by the ADSs, at a premium.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to create and issue new classes or series of shares (including preferred shares) and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs or our Class A ordinary shares may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a controlled company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards and the SGX-ST listing standards, or rely on exemptions from the NYSE listing standards, and we are not generally subject to the continuing listing requirements of the SGX-ST and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the SGX-ST; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE listing standards or SGX-ST listing standards.

As a Cayman Islands company and a controlled company listed on the NYSE and SGX-ST, we are subject to the NYSE listing standards and certain SGX-ST listing standards. However, we are not generally subject to the continuing listing requirements of the SGX-ST and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the SGX-ST, and the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country or a controlled company like us to rely on exemptions from the NYSE rules. Similarly, the SGX-ST generally relies on the NYSE to regulate our company. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards and the SGX-ST listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance, but instead we comply with the applicable corporate governance rules of the NYSE listing standards. Currently, we rely on the exemptions applicable to controlled companies under the NYSE Listed Company Manual with respect to the requirements that (i) a majority of the board of directors consists of independent directors (under Section 303A.01 of the NYSE Listed Company Manual), (ii) the nominating and corporate governance committee is composed entirely of independent directors (under Section 303A.04 of the NYSE Listed Company Manual), and (iii) the compensation committee is composed entirely of independent directors (under Section 303A.05 of the NYSE Listed Company Manual). If we choose to follow home country practices in the future or continue to rely on exemptions from NYSE rules, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE listing standards applicable to U.S. domestic issuers or the SGX-ST listing standards applicable to Singapore domestic issuers or foreign issuers with a primary listing on the SGX-ST.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, as well as the market price of our ADSs, we do not believe we were a PFIC for 2019 and do not expect to be one for the foreseeable future.

While we do not expect to be a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive which may result in our being or becoming a PFIC in the current or subsequent years. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or our ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or our ordinary shares. For more information see “ Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”]

We incur additional costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the NYSE detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management is and may continue to be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company in the United States, we may need to increase the number of independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. Operating as a public company has also made it more difficult and more expensive for us to obtain director and officer liability insurance, and we were required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Company

In 2015, L.R. Capital Group became an indirect controlling shareholder of AMTD Group (formerly known as Allday Enterprises Limited), our Controlling Shareholder, and we commenced our current investment banking, asset management, and strategic investment businesses. From February to April 2019, we carried out a restructuring to carve out our investment banking, asset management, and strategic investment businesses from our Controlling Shareholder. As part of the restructuring, in February 2019, AMTD International Inc. was incorporated under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder. In April 2019, we completed our restructuring and AMTD International Inc. became the holding company of our businesses.

We are a holding company incorporated in the Cayman Islands and conduct our businesses through our subsidiaries in Hong Kong. See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of the date of this annual report.

On August 5, 2019, our ADSs commenced trading on the NYSE under the ticker symbol “HKIB.” We issued and sold a total of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares at an initial offering price of US$8.38 per ADS.

In December 2019, we issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) a convertible note due 2023, or the VP Note, in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, all in the form of private placement pursuant to an exemption from registration with the SEC under the Securities Act. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Calvin Choi, our chairman and chief executive officer. The VP Note bears interest at a rate of 2.00% per annum and will mature in June 2023, unless previously converted in accordance with its terms prior to such date. The VP Note will be convertible into the ADSs at the option of the holder, based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of VP Notes (which is equivalent to an initial conversion price of approximately US$10.0560 per ADS) in integral multiples of US$10,000,000 principal amount, at any time after six months following the date of issuance and prior to the close of business on the second business day immediately preceding the maturity date, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events.

In March 2020, we listed a US$1.0 billion medium term note program, or the MTN Program, for a period of twelve months by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, we may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, we dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the US$200 million 7.625% senior perpetual securities of AMTD Group, or the Existing Securities, to offer exchange any and all of their outstanding Existing Securities for new securities, or the New Securities, to be issued by us under our MTN Program, or the Exchange Offer. The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange shall be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer commenced on April 23, 2020 and will expire on May 6, 2020, unless extended, re-opened or closed earlier. We may further issue additional new securities under our MTN Program to be immediately fungible with the New Securities issued in connection with the Exchange Offer.

On April 8, 2020, we dual listed by way of introduction of 23,873,655 Class A ordinary shares on the SGX-ST under the symbol “HKB,” being Class A ordinary shares that have been registered with the SEC as part of our initial public offering and listing on the NYSE in August 2019, and which were previously represented by the ADSs listed for trading on the NYSE.

Our principal executive offices are located at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong. Our telephone number at this address is +852 3163-3389. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Our website is http://www.amtdinc.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

We are a leading Hong Kong-headquartered comprehensive financial institution. We are one of the few financial institutions with extensive financial industry knowledge and experience across Greater China that is majority-owned and managed by local Hong Kong entrepreneurs and professionals. Our clientele includes PRC banks, privately-owned companies primarily in new economy sectors, and Hong Kong-based blue-chip conglomerates, among others.

We operate a full-service platform encompassing three business lines: investment banking, asset management, and strategic investment.

•

Investment Banking. We offer a broad range of investment banking services, including equity underwriting, debt underwriting, advisory (on credit rating, financing, and mergers and acquisitions transactions), securities brokerage, institutional sales and distribution, and research, among others.

•	Asset Management. We provide professional investment management and advisory services primarily to corporate and other institutional clients.

•

Strategic Investment. We make long-term strategic investments focusing on Asia’s financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses and augment our “AMTD SpiderNet” ecosystem.

We align ourselves with clients, shareholders, business partners, and investee companies to build an ever-extending, inter-connected network that creates value for all stakeholders, or the “AMTD SpiderNet” ecosystem. We believe that our “AMTD SpiderNet” ecosystem is the bedrock of our success. We actively help stakeholders in our ecosystem to explore business collaboration opportunities among themselves and provide financial solutions or additional resources needed to facilitate such collaboration. This, in turn, results in enduring relationships within the network, and expand the network by attracting corporations, industry associations, and other institutions seeking business opportunities and efficient channels of resources. This unique “AMTD SpiderNet” ecosystem, coupled with our ability to provide innovative and bespoke solutions, is a key growth driver of our overall businesses.

Our Partnership Approach

We discover and selectively engage a broad range of promising clients with diverse backgrounds and at various stages of development. We offer comprehensive financial services to fulfill the needs of our clients throughout their lifecycles. We stay close to our clients to understand and anticipate their needs. Our services are tailored with a collaborative overlay, providing clients with one-stop solutions.

With each business opportunity, we consider ourselves a business partner for the prospective client, rather than merely a service agency of a particular product or service. We strive to unlock and maximize the extraordinary value embedded in each relationship and to expand opportunities for collaboration and partnership both between us and our clients, as well as among clients. This forms the foundation of our “AMTD SpiderNet” ecosystem and defines our shared firm-wide core values and culture.

Our Services

Investment Banking

Since October 2015, we have operated our investment banking business through one of our wholly-owned subsidiaries, AMTD Global Markets Limited, which is licensed by HKSFC to engage in certain activities regulated under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, such as dealing in securities and future contracts, advising on securities and corporate finance, and providing asset management services. For further details, see “Item 4.B. Information on the Company—Business Overview—Regulation—Licensing Regime Under the HKSFO.” Under our investment banking business, we provide our clients with a full suite of corporate finance services, including underwriting equity and debt offerings, credit rating advisory, and advising on various financing and mergers and acquisitions transactions.

Our investment banking business provides a one-stop solution for corporate and other institutional clients, both benefiting from and enhancing the synergies within our “AMTD SpiderNet” ecosystem. To this end, we deliver our investment banking services with the following features.

•

Full service capabilities. We offer our clients a full suite of services for capital markets transactions, covering equity and debt offerings, credit rating advisory, other financing transactions, and merger and acquisitions. Based on our full product coverage, we are able to serve clients and develop long-term relationships through multiple engagements.

•

Client focus. We focus on client needs and always strive to explore long-term business collaboration rather than completing individual transactions, because we recognize that our clients are the foundation of our “AMTD SpiderNet” ecosystem and our relationship with them is key to our sustainable development and success. Leveraging our strong client relationship and our unique “AMTD SpiderNet” ecosystem, we are able to create synergies and proactively develop innovative products and services based on specific client needs to be serviced by our own abilities or those of our partners in the “AMTD SpiderNet” ecosystem.

•

Industry expertise. Our services are enriched by our experience and expertise in certain important industries, allowing us to better understand and anticipate clients’ circumstances and needs. We have particular expertise in the PRC regional bank and new economy sectors.

•

Senior level participation. In addition to managing and maintaining client relationships, our senior professionals also actively participate in deal execution to ensure seamless execution and satisfactory client experience.

We derive underwriting commissions and financial advisory fees from our investment banking business. We generally charge fees and commissions based on a percentage of transaction value. This percentage is negotiated and determined by a number of factors including (i) the type of transaction, the size of the transaction, (iii) the complexity of the transaction, (iv) state of the market, and (v) client relationship dynamic.

Global Markets

We are licensed to provide underwriting services for equity and debt offerings in Hong Kong. Our underwriting capabilities have accelerated rapidly since October 2015.

We have built up a solid track record and established our market position and brand recognition for issuers in Hong Kong, the United States, and the other international capital markets. From January 2017 to March 2020, we completed 47 equity offerings in Hong Kong and the United States as an underwriter or financial advisor, with an aggregate transaction value of US$19.7 billion, including through the exercise of over-allotment options. During the same period, we also completed 91 debt offerings, with an aggregate transaction value of US$35.3 billion.

In line with market practice, we generally split fees and commissions with other underwriters in capital markets transactions based on (i) the percentages of our underwriting commitment, (ii) our other contributions to the transaction, (iii) trading profits from IPO stabilization actions in the aftermarket, (iv) commercial negotiations on a case by case basis, and (v) the strength of the client relationship. We may also charge brokerage fees to investors that subscribe to products that we distribute, which is usually 1% of the investment amount being sourced by us in Hong Kong IPOs and on a negotiated basis in other types of offerings. We may also charge financial advisory fees based on services provided on a negotiated basis.

Our equity and debt product offerings are distributed through our sales and channels team. For further details, see “—Our Services—Investment Banking—Sales and Channels.”

Global Advisory and Execution

We advise on both public and private financing and mergers and acquisitions transactions, covering companies at all stages of development. Many of our advisory services involve tailored solutions in which we leverage our experience and the strength of our “AMTD SpiderNet” ecosystem to propose unique and innovative structures. We are able to introduce quality investors through our sales and channels team and potential strategic investors through our “AMTD SpiderNet” ecosystem.

In conjunction with any financial advisory role, we will advise on the capital structure and assist in long-term capital planning. We believe that providing financial advisory services to growth-stage clients allows us to build relationships with our clients at an early stage and paves the way for us to provide a variety of additional services with higher fee returns through global markets as our relationship with the client deepens and as the client’s business and financing needs evolve.

The following table sets forth a breakdown of our investment banking revenue by fee type for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Investment Banking Revenue
Underwriting commissions and brokerage fees	150,650	72.4	217,003	75.2	403,574	51,811	88.5
Financial advisory fees	57,513	27.6	71,588	24.8	52,382	6,725	11.5

Total	208,163	100.0	288,591	100.0	455,956	58,536	100.0

Sales and Channels

We have an experienced sales and channels team, which supports product distribution activities across our businesses. The sales and channels function focuses on institutional clients and is an important element of our overall distribution capabilities. Our institutional sales team actively participates in our investment banking transactions by introducing institutional clients to the various products that we offer, and provides institutional investors with value-added corporate access services. In addition, we also provide a comprehensive trading platform for clients to trade various types of products available on the market, such as equity, fixed income, and mutual fund instruments.

Research

Research plays a critical part in defining our professional standpoints and demonstrating our industry insights. Our research team presents original ideas on company-specific valuations and research analyzes, as well as from industry and thematic perspectives. Our analysts hold an independent position on the research landscape, with coverage universe established through cooperation with key client-servicing businesses and utilizing our firm-wide “AMTD SpiderNet.”

Our research team covers a broad range of sectors, such as banking, financial technology, hardware, internet, real estate, and education sectors. Our research team is based in Hong Kong and focuses on research coverage on listed companies in Asia. Our research analysts provide investment insights, suggestions on valuation methodologies, and industry know-how to our institutional investor base across the world.

Our independent research capabilities constitute a key building element of our one-stop professional services and supports to institutional investors. By obtaining first-hand professional investment advices across various sectors, investors can establish referencing foundations for making investment decisions. Being viewed as a professional advisor, we believe that this encourages institutional investors to trust our investment banking team and potentially participate in offerings that our investment banking team underwrites or advises on.

Asset Management

Through our asset management business, we provide professional investment management and advisory services primarily to PRC banks, corporate and other institutional clients, and family offices. We help manage offshore liquidity for many of our China-based clients, allowing them to tap the flexibility and diversity of investment products available only in the offshore markets. Our goal in the asset management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients’ unique needs.

Through our discretionary account services, we manage assets with diverse risk and return profiles, providing clients with comprehensive, customized investment strategies based on our understanding of their investment needs, risk tolerance, investment goals, and expected return. Non-discretionary account services are managed pursuant to clients’ agreed methodology, conditions, requirements, and restrictions.

Where appropriate, we look to deploy our synergies and introduce clients to the broader network and resources within our “AMTD SpiderNet” ecosystem. Based on their specific needs and risk tolerance levels, our clients have exclusive access to products with tailor-made features to meet their financial and investment needs and optimize their asset allocation.

Our AUM increased by 23.6% from HK$14.8 billion as of December 31, 2017 to HK$18.3 billion as of December 31, 2018, and further increased by 43.5% to HK$26.2 billion (US$3.4 billion) as of December 31, 2019. As of December 31, 2019, 49.5% of the AUM was invested in fixed income products, 44.2% in equity products, and 6.3% in other products. 96.5% of the AUM was managed on behalf of corporate and other institutional clients, including banks, pension funds, insurance companies, and family offices, and 3.5% of the AUM was managed on behalf of individual client relationships, which are principally with high-net worth individuals.

We derive revenues from our asset management business primarily through (i) recurring management fees based on a fixed percentage of our AUM, which is negotiated on a case-by-case basis, (ii) performance-based income from assets with discretionary management, which usually is a split of the excess returns above a certain pre-agreed threshold, and (iii) trading and other fee income derived through the provision of services to our clients across various businesses.

The following table sets forth a breakdown of our asset management revenue by fee type for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Asset Management Revenue
Management and performance fees	47,774	67.5	43,465	55.1	103,509	13,288	83.4
Brokerage, handling, and other fees	23,039	32.5	35,482	44.9	20,541	2,637	16.6

Total	70,813	100.0	78,947	100.0	124,050	15,925	100.0

Strategic Investment

We commenced our strategic investment business in 2015. Our strategic investment business focuses on long-term equity investments using our own capital. We view it as a natural extension of our other businesses, allowing us to deepen our relationship with clients by participating in their value creation and engaging them into the “AMTD SpiderNet.”

Investment Approach

We typically source investment opportunities identified through “AMTD SpiderNet,” and focus on investing in innovative internet platforms, financial technology companies, other new economy companies, and other financial institutions. Our buy-side resources allow us to stay close to the market and provide early access to leading players in key industries that benefit from China’s globalization developments and rapid growth in innovation industry.

•

Leveraging “AMTD SpiderNet.” We leverage “AMTD SpiderNet” throughout the investment process to source investments, evaluate opportunities, and provide value added solutions to the investees after our investment. Our portfolio companies are our strategic partners.

•

Value investment. We focus on long-term value creation from our investment and how the investments can contribute to our stakeholder of the “AMTD SpiderNet,” rather than looking for short-term returns. Therefore, we do not trade our investments frequently in the secondary market for profit. We have not disposed of any portion of the strategic investments in our current portfolio since the acquisition.

•

Synergy with portfolio companies. We have an experienced team for post-investment value creation. We have a board seat in most of our portfolio companies and we devote a lot of our resources to work closely with their management to advise on their strategy, capital markets plan, and support them in their execution process.

Investment Process

After a potential target with strategic significance is identified, our investment professionals assess the suitability and prospects of investing in the target considering a wide range of factors, including the track record of the target’s management team, the target’s operating market, macroeconomic conditions, market cycle and industry background, business model, and other quantitative financial analyzes. We also engage professional third parties, such as financial advisors, accountants, and lawyers, to conduct due diligence investigations prior to making an investment, as may be required on a case-by-case basis.

Although we make investment decisions on a case-by-case basis, we are generally interested in businesses that possess the following attributes:

•	management team with strong track record and complementary industry expertise;

•	high growth potential with sustainability;

•	core competitive advantage in the relevant sector; and

•	potential for significant synergies with our existing businesses.

We make strategic investment decisions through our investment committee, which consists of key management team members covering finance, operations, legal and compliance, investments, and examines and assesses investment proposals following consultations with senior management. All investment proposals will be presented to our investment committee following the satisfactory completion of assessment and due diligence investigation. Our investment committee also assesses, reviews, and modifies our investment strategies from time to time based on accumulated deal execution experience and the latest developments in the financial market, economic conditions, and government policies. Our investment committee is different and separate from that of our Controlling Shareholder.

We closely monitor our investee companies in accordance with the guidelines set by investment committee. Specifically, we track the business development, our holding positions, unrealized profit or loss, and our risk exposure of each investee. We will escalate any significant incidents in our investees to the investment committee and, for material incidents, to our board of directors.

Investment Portfolio

As of December 31, 2019, our investment portfolio reached an aggregate fair value of HK$3.9 billion (US$0.5 billion), in which our strategic investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 91.8% and investment in other innovative and fintech companies accounted for 8.2%.

Through investment in financial institutions with stable annual dividend distribution, we are able to connect more business partners in this sector, such as members of Regional Banks+ Strategic Cooperation Alliance, providing the most efficient and effective professional financial solutions and promoting cooperation among them, which will in return contribute to our growth and create value through synergies.

We also expand our investments in new economy sectors globally for the discovery and incubation of outstanding enterprises with innovative technology, committing to serving as a “super-connector” to connect different capital market participants, innovation companies, and to match their needs in the area of capital and technology.

Our strategic investment portfolio is comprised of Bank of Qingdao, Royole Corporation, 58 Finance, and Assured Asset Management.

Intellectual Property

As of the date of this annual report, we do not own any registered trademarks. We are licensed by our Controlling Shareholder to use certain trademarks. We maintain seven registered domain names, including amtdinc.com. As of the date of this annual report, we have applied for two trademarks in Hong Kong.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. While we are based in Hong Kong, we compete both globally and on a regional basis. We compete on the basis of a number of factors, including strength of client relationships, reputation, industry expertise, and deal execution skills.

With respect to our investment banking and asset management businesses, our competitors are other investment banking firms and financial advisory firms. Our primary competitors in these businesses are international investment banking firms and other large financial institutions, many of which have greater financial and other resources as well as scale and are capable of offering a wider range of products and services, such as loans, deposit-taking, and a full range of investment banking services. Some of our competitors also have the ability to support investment banking (including financial advisory services) with revenues derived from commercial banking, insurance, and other financial services in an effort to gain market share. In addition, we operate these businesses in a highly competitive environment and the barriers to entry into these businesses are low. Nevertheless, we believe that we have a unique competitive edge and are capable of expanding rapidly by leveraging our “AMTD SpiderNet” network, relationships and comprehensive capabilities.

With respect to our strategic investment business, we believe that we do not compete with other private equity funds, specialized investment funds, hedge fund sponsors, financial institutions and other players. Our investments have been made primarily for strategic reasons rather than for pure financial gain, and the funds for the investments are entirely our own.

We face intense competition for the recruiting and retention of qualified, experienced professionals. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

For additional information concerning the competitive risks that we face, see “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and Industry—The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.”

Regulation

This section summarizes all of the significant laws and regulations that materially affect our business activities in Hong Kong.

Introduction

The Securities and Futures Ordinance (Cap. 571) of Hong Kong, or the HKSFO, including its subsidiary legislation, is the principal legislation regulating the securities and futures industry in Hong Kong, including the regulation of securities and futures markets and leveraged foreign exchange trading, the offering of investments to the public in Hong Kong, and intermediaries and their conduct of regulated activities. In particular, Part V of the HKSFO and the relevant guidelines and codes issued by the HKSFC deal with licensing and registration matter.

The HKSFO is administered by the HKSFC, which is the statutory regulatory body that governs the securities and futures markets and non-bank retail leveraged foreign exchange market in Hong Kong.

In addition, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong including its subsidiary legislation also provides that the HKSFC is responsible for authorizing the registration of prospectuses for offerings of shares and debentures in Hong Kong and/or granting exemptions from strict compliance with the provisions in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong. The HKSFO provides that the HKSFC is also responsible for authorizing certain securities (including the relevant offering documents) that are not shares or debentures.

The Hong Kong securities and futures market (with respect to listed instruments) is also governed by the rules and regulations introduced and administered by the SEHK and the Hong Kong Futures Exchange Limited, or HKFE.

The HKSFC

The HKSFC is an independent statutory body which administers the HKSFO and is responsible for regulating the securities and the futures industry in Hong Kong. The HKSFC works to strengthen and protect the integrity and soundness of Hong Kong’s securities and futures markets for the benefit of investors and the industry.

As set out in the HKSFO, HKSFC’s regulatory objectives are:

•	to maintain and promote the fairness, efficiency, competitiveness, transparency, and orderliness of the securities and futures industry;

•	to promote understanding by the public of financial services including the operation and functioning of the securities and futures industry;

•	to provide protection for members of the public investing in or holding financial products;

•	to minimize crime and misconduct in the securities and futures industry;

•	to reduce systemic risks in the securities and futures industry; and

•	to assist the Financial Secretary of Hong Kong in maintaining the financial stability of Hong Kong by taking appropriate actions in relation to the securities and futures industry.

The HKSFC has five operational divisions, which are corporate finance, enforcement, intermediaries (including licensing and intermediaries supervision), investment products, and supervision of markets. The HKSFC is also supported by the corporate affairs and legal services divisions.

Below are some of the participants in the securities and futures market that HKSFC regulates in achieving the regulatory objectives under the HKSFO:

•	Brokers, investment advisers, fund managers, and intermediaries carrying out the regulated activities as listed in “—Licensing Regime Under the HKSFO—Types of Regulated Activities” below,

•	Listed companies,

•	Hong Kong Exchanges and Clearing Limited, and

•	Market participants (including investors).

Licensing Regime Under the HKSFO

The functions of the HKSFC, as a gatekeeper of standards for individuals and corporations seeking approval to enter into the securities and futures markets of Hong Kong, include the following:

•	grant licenses to those who are appropriately qualified and can demonstrate their fitness and properness to be licensed under the HKSFO;

•	maintain online a public register of licensed persons and registered corporations;

•	monitor the ongoing compliance of licensing requirements by licensees, substantial shareholders of licensed corporations, and directors of licensed corporations; and

•	initiate policies on licensing issues.

The HKSFC operates a system of authorizing corporations and individuals (through licenses) to act as financial intermediaries. Under the HKSFO, a corporation that is not an authorized financial institution (as defined in section 2(1) of the Banking Ordinance (Cap. 155) of Hong Kong) and is:

•	carrying on a business in a regulated activity (or holding out as carrying on a regulated activity), or

•	actively marketing, whether in Hong Kong or from a place outside Hong Kong, to the public such services it provides, would constitute a regulatory activity if provided in Hong Kong,

must be licensed by the HKSFC to carry out that regulatory activity, unless one of the exemptions under the HKSFO applies.

In addition to the licensing requirements on corporations, any individual who: (i) performs any regulated function in relation to a regulated activity carried on as a business, or (ii) holds himself out as performing such regulated activity, must be licensed separately under the HKSFO as a Licensed Representative accredited to his principal.

Types of Regulated Activities

The HKSFO provides a licensing regime under which a person needs a license to carry on different types of regulated activities as specified in Schedule 5 of the HKSFO. The different types of regulated activities are set out as follows:

Type 1: dealing in securities;

Type 2: dealing in futures contracts;

Type 3: leveraged foreign exchange trading;

Type 4: advising on securities;

Type 5: advising on futures contracts;

Type 6: advising on corporate finance;

Type 7: providing automated trading services;

Type 8: securities margin financing;

Type 9: asset management;

Type 10: providing credit rating services;

Type 11: Dealing in OTC derivative products or advising on OTC derivative products; and

Type 12: Providing client clearing services for OTC derivative transactions.

The amendments to the HKSFO in relation to Type 11 regulated activity is, as of the date of this annual report, not yet in operation. The day on which the Type 11 regulated activity will come into operation will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

The Type 12 regulated activity came into operation on September 1, 2016 pursuant to the Securities and Futures (Amendment) Ordinance 2014 (Commencement) Notice 2016 (L.N. 27 of 2016), in so far as it relates to paragraph (c) of the new definition of “excluded services” in Part 2 of Schedule 5 to the HKSFO. The licensing requirement with respect to Type 12 regulated activity is, as of the date of this annual report, not yet in operation and the effective date will be appointed by the Hong Kong Secretary for Financial Services and the Treasury by notice published in the Gazette.

As of the date of this annual report, our following subsidiaries were licensed under the HKSFO to conduct the following regulated activities:

Company	Type of Regulated Activities
AMTD Global Markets Limited (1)	Type 1, Type 2, Type 4, Type 6, and Type 9
Asia Alternative Asset Partners Limited (2)	Type 1, Type 4, and Type 9

Notes:

(1)	The following conditions are currently imposed on the HKSFC license of AMTD Global Markets Limited:

•	For Type 6 regulated activity, the licensee shall not act as sponsor in respect of an application for the listing on a recognized stock market of any securities.

•	For Type 6 regulated activity, the licensee shall not advise on matters/transactions falling within the ambit of the Codes on Takeovers and Mergers and Share Buy-backs issued by the HKSFC.

(2)	The following conditions are currently imposed on the HKSFC license of Asia Alternative Asset Partners Limited:

•	The licensee shall only provide services to professional investors. The term “professional investor” is as defined in the HKSFO and its subsidiary legislation.

•	The licensee shall not hold client assets. The terms “hold” and “client assets” are as defined under the HKSFO.

•

For Type 1 regulated activity, the licensee shall only carry on the business of dealing in collective investment schemes. The terms “collective investment scheme” and “dealing” are as defined under the HKSFO.

Licensed Corporation

For application as a licensed corporation, the applicant has to be incorporated in Hong Kong or an overseas company registered with the Companies Registry of Hong Kong. The licensed corporation has to satisfy the HKSFC that it has proper business structure, good internal control systems and qualified personnel to ensure the proper management of risks that it will encounter in carrying on the proposed regulated activities as detailed in its business plan submitted to the HKSFC. Detailed guidelines to meet the requirements and expectations of the HKSFC are contained in the following publications of the HKSFC:

•	“Guidelines on Competence”;

•	“the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission,” or the Code of Conduct;

•	“the Management, Supervision and Internal Control Guidelines for Persons Licensed by or Registered with the HKSFC”;

•	“Corporate Finance Adviser Code of Conduct”; and

•	“Fund Manager Code of Conduct.”

Responsible Officers

For each regulated activity conducted by a licensed corporation, it must appoint no less than two responsible officers, at least one of them must be an executive director, to directly supervise the business of such regulated activity. A responsible officer is an individual approved by the HKSFC to supervise the regulated activity or activities of the licensed corporation to which he or she is accredited. For each regulated activity of a licensed corporation, it should have at least one responsible officer available at all times to supervise the business.

Qualification and Experience Required for Being a Responsible Officer

A person who intends to apply to be a responsible officer must demonstrate that he or she fulfills the requirements on both competence and sufficient authority. An applicant should possess appropriate ability, skills, knowledge, and experience to properly manage and supervise the corporation’s regulated activity or activities. Accordingly, the applicant has to fulfill certain requirements on academic and industry qualifications, relevant industry experience, management experience, and local regulatory framework paper as stipulated by the HKSFC.

Managers-in-Charge of Core Functions, or MICs

A licensed corporation is required to designate certain individuals as MICs and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation:

(i)	overall management oversight;

(ii)	key business lines;

(iii)	operational control and review;

(iv)	risk management;

(v)	finance and accounting;

(vi)	information technology;

(vii)	compliance; and

(viii)	anti-money laundering and counter-terrorist financing.

The management structure of a licensed corporation (including its appointment of MICs) should be approved by the board of the licensed corporation. The board should ensure that each of the licensed corporation’s MICs has acknowledged his or her appointment as MIC and the particular core function(s) for which he or she is principally responsible.

Fit and Proper Requirement

Persons who apply for licenses under the HKSFO must satisfy and continue to satisfy after the grant of such licenses by the HKSFC that they are fit and proper persons to be so licensed. Generally, a fit and proper person means one who is financially sound, competent, honest, reputable, and reliable.

Section 129(1) of the HKSFO sets out a number of matters that the HKSFC shall have regard to in assessing the fitness and properness of a person, an individual, corporation, or institution, which includes:

•	financial status or solvency;

•	educational or other qualifications or experience having regard to the nature of the functions to be performed;

•	ability to carry on the regulated activity concerned competently, honestly, and fairly; and

•	reputation, character, reliability, and financial integrity of the applicant and other relevant persons as appropriate.

The above fit and proper criteria serve as the fundamental basis when the HKSFC considers each license or registration application. Detailed guidelines are contained in “the Fit and Proper Guidelines,” “the Licensing Information Booklet,” and “the Guidelines on Competence” published by the HKSFC.

The Fit and Proper Guidelines apply to a number of persons including the following:

•	an individual who applies for license or is licensed under Part V of the HKSFO;

•	a licensed representative who applies for approval or is approved as a responsible officer under Part V of the HKSFO;

•	a corporation which applies for license or is licensed under Part V of the HKSFO;

•	an authorized financial institution which applies for registration or is registered under Part V of the HKSFO;

•	an individual whose name is to be or is entered in the register maintained by the Hong Kong Monetary Authority under section 20 of the Banking Ordinance (Cap. 155) of Hong Kong; and

•	an individual who applies to be or has been given consent to act as an executive director of a registered institution under section 71C of the Banking Ordinance (Cap. 155 of Hong Kong).

Section 129(2) of the HKSFO empowers the HKSFC to take into consideration any of the following in considering whether a person is fit and proper:

•	decisions made by such relevant authorities as stated in section 129(2)(a) of the HKSFO or any other authority or regulatory organization, whether in Hong Kong or elsewhere, in respect of that person;

•	in the case of a corporation, any information relating to:

○	any other corporation within the group of companies; or

○	any substantial shareholder or officer of the corporation or of any of its group companies;

•	in the case of a corporation licensed under section 116 or 117 of the HKSFO or registered under section 119 of the HKSFO or an application for such license or registration:

○	any information relating to any other person who will be acting for or on its behalf in relation to the regulated activity; and

○

whether the person has established effective internal control procedures and risk management systems to ensure its compliance with all applicable regulatory requirements under any of the relevant provisions;

•

in the case of a corporation licensed under section 116 or section 117 of the HKSFO or an application for the license, any information relating to any person who is or to be employed by, or associated with, the person for the purposes of the regulated activity; and

•	the state of affairs of any other business which the person carries on or proposes to carry on.

The HKSFC is obliged to refuse an application to be licensed if the applicant fails to satisfy the HKSFC that the applicant is a fit and proper person to be licensed. The onus is on the applicant to make out a case that the applicant is fit and proper to be licensed for the regulated activity.

Continuing Obligations of Licensed Corporations

Licensed corporations, licensed representatives, and responsible officers must remain fit and proper as defined under the HKSFO at all times. They are required to comply with all applicable provisions of the HKSFO and its subsidiary rules and regulations as well as the codes and guidelines issued by the HKSFC.

Outlined below are some of the key continuing obligations of the licensed corporations within the Group under the HKSFO:

•

maintenance of minimum paid-up share capital and liquid capital, and submission of financial returns to the HKSFC in accordance with the requirements under the Securities and Futures (Financial Resources) Rules (as discussed in more detail below);

•

maintenance of segregated account(s), and custody and handling of client securities in accordance with the requirements under the Securities and Futures (Client Securities) Rules (Chapter 571H of the Laws of Hong Kong);

•

maintenance of segregated account(s), and holding and payment of client money in accordance with the requirements under the Securities and Futures (Client Money) Rules (Chapter 571I of the Laws of Hong Kong);

•	maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 571O of the Laws of Hong Kong);

•	maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571AI of the Laws of Hong Kong);

•	payment of annual fees and submission of annual returns to the HKSFC within one month after each anniversary date of the license; and

•

implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification, and reporting of suspicious transactions and staff screening, education, and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter-Terrorist Financing issued by the HKSFC;

Obligation for substantial shareholders

A person shall, in relation to a corporation, be regarded as a substantial shareholder of the corporation if he, either alone or with any of his associates—

(i)	has an interest in shares in the corporation—

(a)	the aggregate number of which shares is equal to more than 10% of the total number of issued shares of the corporation; or

(b)

which entitles the person, either alone or with any of his associates and either directly or indirectly, to exercise or control the exercise of more than 10% of the voting power at general meetings of the corporation; or

(ii)

holds shares in any other corporation which entitles him, either alone or with any of his associates and either directly or indirectly, to exercise or control the exercise of 35% or more of the voting power at general meetings of the other corporation, or of a further corporation, which is itself entitled, either alone or with any of its associates and either directly or indirectly, to exercise or control the exercise of more than 10% of the voting power at general meetings of the corporation.

A person shall be regarded as being entitled to exercise or control the exercise of 35% or more of the voting power at general meetings of a corporation indirectly if he, either alone or with any of his associates, has an interest in shares in a further corporation which entitles him, either alone or with any of his associates, to exercise or control the exercise of 35% or more of the voting power at general meetings of the further corporation which is itself entitled, either alone or with any of its associates, to exercise or control the exercise of 35% or more of the voting power at general meetings of the first-mentioned corporation.

Under section 132 of the HKSFO, a person (including a corporation) has to apply for HKSFC’s approval prior to becoming or continuing to be, as the case may be, a substantial shareholder of a corporation licensed under section 116 of the HKSFO. A person who has become aware that he has become a substantial shareholder of a licensed corporation without HKSFC’s prior approval should, as soon as reasonably practicable and in any event within three business days after he becomes so aware, apply to the HKSFC for approval to continue to be a substantial shareholder of the licensed corporation.

An application to the HKSFC regarding the change of substantial shareholders of AMTD Global Markets Limited and Asia Alternative Asset Partners Limited was made in February 2019 and was approved by the HKSFC in April 2019.

Supervision by the HKSFC

HKSFC supervises licensed corporations and intermediaries operating in the market. HKSFC conducts on-site inspections and off-site monitoring to ascertain and supervise intermediaries’ business conduct and compliance with relevant regulatory requirements and to assess and monitor the financial soundness of intermediaries.

Disciplinary Power of the HKSFC

Under Part IX of the HKSFO and subject to the due process for exercising disciplinary powers laid down in section 198 of the HKSFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or the HKSFC is of the opinion that a regulated person is not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the HKSFO).

•	revocation or suspension of a license or a registration;

•	revocation or suspension of part of a license or registration in relation to any of the regulated activities for which a regulated person is licensed or registered;

•	revocation or suspension of the approval granted to a responsible officer;

•	public or private reprimand on a regulated person;

•	prohibition of a regulated person from applying to be licensed or registered or to be approved as a responsible officer;

•	prohibition of a regulated person from applying to be given consent to act or continue to act as an executive officer of a registered institution;

•	prohibition of a regulated person from re-entry to be licensed or registered; and

•	pecuniary penalty of not exceeding the amount of HK$10 million or three times the amount of the profit gained or loss avoided as a result of the misconduct.

Exchange And Clearing Participantship

As of the date of this annual report, AMTD Global Markets Limited is a participant of the following:

Exchange / Clearing House	Type of Participantship
The Stock Exchange of Hong Kong Limited	Participant
Hong Kong Securities Clearing Company Limited, or HKSCC	Direct Clearing Participant

Trading Rights

In addition to the licensing requirements under the HKSFO, the rules promulgated by the SEHK and the HKFE require any person who wishes to trade on or through their respective facilities to hold a trading right, or Trading Right. The Trading Right confers on its holder the eligibility to trade on or through the relevant exchange. However, the holding of a Trading Right does not, of itself, permit the holder to actually trade on or through the relevant exchange. In order to do this, it is also necessary for the person to be registered as a participant of the relevant exchange in accordance with its rules.

Stock Exchange Trading Rights and Futures Exchange Trading Rights are issued by the SEHK and HKFE at a fee and in accordance with the procedures set out in their respective rules. Alternatively, Stock Exchange Trading Rights and Futures Exchange Trading Rights can be acquired from existing Trading Right holders subject to the rules of the respective exchanges.

Exchange Participantship

The table below sets out a summary of the requirements for becoming an exchange participant of the relevant exchange:

	Hong Kong Stock Exchange Participant / Stock Options / Exchange Participant	Future Exchange Participant
Legal Status	Being a company limited by shares incorporated in Hong Kong
HKSFC Registration	Being a licensed corporation qualified to carry out Type 1 regulated activity under the HKSFO	Being a licensed corporation qualified to carry out Type 2 regulated activity under the HKSFO
Trading Right	Holding a Stock Exchange Trading Right	Holding a Futures Exchange Trading Right
Financial Standing	Having good financial standing and integrity
Financial Resources Requirement	Complying with the minimum capital requirement, liquid capital requirement and other financial resources requirements as specified by the FRR

Clearing Participantship

An entity must be an exchange participant of the relevant exchange before it can become a clearing participant of the following clearing houses, namely the HKSCC, HKFE Clearing Corporation Limited, and The SEHK Options Clearing House Limited.

HKSCC

HKSCC has, among others, two categories of participantship: (i) the Direct Clearing Participant; and (ii) the General Clearing Participant. The requirements of Direct Clearing Participantship are as follows:

•	to be an Exchange Participant of the SEHK;

•

to undertake to (i) sign a participant agreement with HKSCC; (ii) pay to HKSCC an admission fee of HK$50,000 in respect of each Stock Exchange Trading Right held by it; and (iii) pay to HKSCC its contribution to the Guarantee Fund of HKSCC as determined by HKSCC from time to time subject to a minimum cash contribution of the higher of HK$50,000 or HK$50,000 in respect of each Stock Exchange Trading Right held by it;

•

to open and maintain a single current account with one of the Central Clearing and Settlement System, or CCASS, designated banks and execute authorizations to enable the designated bank to accept electronic instructions from HKSCC to credit or debit the account for CCASS money settlement, including making payment to HKSCC;

•	to provide a form of insurance to HKSCC as security for liabilities arising from defective securities deposited by it into CCASS, if so required by HKSCC; and

•	to have a minimum liquid capital of HK$3,000,000.

Mandatory Provident Fund Scheme

Introduction

The Mandatory Provident Fund Schemes Ordinance (Cap. 485) of Hong Kong, or MPFSO, including its subsidiary legislation, is the principal legislation to provide the framework for the establishment of a system of privately managed, employment-related mandatory provident fund, or MPF, schemes to accrue MPF benefits for members of the workforce of Hong Kong when they retire.

The MPFA

The Mandatory Provident Fund Schemes Authority, or the MPFA, is a statutory body established on September 17, 1998 under section 6 of MPFSO and its role is to regulate and supervise the operations of MPF schemes and occupational retirement schemes.

MPFA works with other financial regulators in Hong Kong in overseeing MPF products and MPF intermediaries to ensure efficient and effective operation of the MPF System. It is the authority to register MPF intermediaries, to issue guidelines on compliance with statutory requirements applicable to registered MPF intermediaries, and to impose disciplinary sanctions. Hong Kong Monetary Authority, Insurance Authority, and HKSFC are given the statutory role of frontline regulators responsible for the supervision and investigation of registered MPF intermediaries.

Licensing Regime Under the MPFSO

The MPFSO stipulates that no person shall, in the course of carrying on a business or his employment, engage in any regulated MPF sales and marketing activities, or hold himself out as doing so, unless the person is registered with MPFA (and the registration is not suspended) or is exempted from registration.

There are two types of MPF intermediaries, namely, principal intermediary, or PI, and subsidiary intermediary, or SI, both of which must register with MPFA.

MPF Intermediaries and Regulated Activities

MPF Intermediaries

The MPFA may register any of the following business entities (i.e., Type A regulatees) as a PI for carrying on regulated activities:

(i)	an authorized financial institution registered under the HKSFC for Type 1 or Type 4 regulated activity, or both;

(ii)	a corporation licensed under the HKSFC to carry on Type 1 or Type 4 regulated activity, or both;

(iii)	an insurer authorized under the Insurance Ordinance (Cap. 41) of Hong Kong, or IO, to carry on long term insurance business; and

(iv)	an authorized long term insurance broker under the IO.

The MPFA may register any of the following persons (i.e., Type B regulatees) as a SI attached to a PI for carrying on regulated activity on behalf of a PI, provided the individual fulfills relevant requirements (including but not limited to examination and training requirements):

(i)	an individual licensed under the HKSFC to carry on Type 1 or Type 4 regulated activity, or both;

(ii)	an individual registered under the Banking Ordinance (Chapter 155, Laws of Hong Kong) to carry on Type 1 or Type 4 regulated activity, or both;

(iii)	a licensed individual insurance agent, as defined under the IO, who is eligible to engage in long term business;

(iv)	a licensed insurance agency, as defined under the IO, or Licensed Insurance Agency, who is eligible to engage in long term business;

(v)	a licensed technical representative (agent), as defined under the IO who is appointed as an agent by a Licensed Insurance Agency; and

(vi)	a technical representative (broker), as defined under the IO, who is appointed as an agent by a licensed insurance broker company as defined under the IO.

Regulated Activities

A person is required to be registered with MPFA as an MPF intermediary before he can engage in MPF sales and marketing activities that may influence a prospective or existing participant of an MPF scheme in making a decision that affects the latter’s benefits in an MPF scheme.

Registration is required for a person who engages in any of the following sales and marketing activities, or regulated activities, in the course of his employment, conducting business or for reward:

(i)	inviting or inducing, or attempting to invite or induce, another person to make a specified MPF decision; or

(ii)	giving advice to another person concerning a specified MPF decision.

Approval Criteria for a Responsible Officer

To be approved as a responsible officer, an SI must meet the following requirements:

•	he or she must be attached to a PI and have sufficient authority, resources, and support from the PI;

•	the approval of the SI as a responsible officer has not been revoked by MPFA under section 34ZW(4)(a)(i) within one year immediately before the date of the application; and

•	he or she is not disqualified by MPFA under section 34ZW(4)(a)(ii) from being approved as a responsible officer with specified responsibilities in relation to a PI.

As at the date of this annual report, AMTD Global Markets Limited was licensed under the MPFSO as PI.

Anti-Money Laundering And Counter-Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong (including Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Cap. 615) of Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations), or Anti-Money Laundering Guideline.

The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

•	take all reasonable measures to ensure that proper safeguards exist to mitigate the risks of money laundering and terrorism financing, or ML/TF, and to prevent a contravention of any requirement;

•	establish and implement adequate and appropriate anti-money laundering and counter-financing of terrorism systems;

•	consider the characteristics of the products and services that it offers and the extent to which these are vulnerable to ML/TF abuse;

•	consider its delivery/distribution channels and the extent to which these are vulnerable to ML/TF abuse;

•	when assessing the customer risk, consider who their customers are, what they do and any other information that may suggest the customer is of higher risk;

•

be vigilant where the customer is of such a legal form that enables individuals to divest themselves of ownership of property whilst retaining an element of control over it or the business/industrial sector to which a customer has business connections is more vulnerable to corruption;

•	consider risks inherent in the nature of the activity of the customer and the possibility that the transaction may itself be a criminal transaction; and

•

pay particular attention to countries or geographical locations of operation with which its customers and intermediaries are connected where they are subject to high levels of organized crime, increased vulnerabilities to corruption and inadequate systems to prevent and detect ML/TF.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries as of the date of this annual report.

Our Relationship with the Controlling Shareholder

As of the date of this annual report, our company is 72.8%-owned by our Controlling Shareholder, representing 95.9% of the total voting power in our company. Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenues and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company. We entered into agreements with our Controlling Shareholder with respect to our ongoing relationship in June 2019. These agreements include a master transaction agreement, a transitional services agreement, and a non-competition agreement. The following are summaries of these agreements.

Master Transaction Agreement

Pursuant to the master transaction agreement, we are responsible for all financial liabilities associated with the current and historical investment banking, asset management, and strategic investment businesses and operations that have been conducted by or transferred to us, and our Controlling Shareholder is responsible for financial liabilities associated with all of our Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and our Controlling Shareholder agree to indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

In addition, we agree to indemnify our Controlling Shareholder, its subsidiaries and each of their directors, officers and employees against liabilities arising from misstatements or omissions in our prospectus dated August 2,

2019 or the registration statement of which it is a part, except for misstatements or omissions relating to information that our Controlling Shareholder or any of its subsidiaries provided to us specifically for inclusion in our prospectus dated August 2, 2019 or the registration statement of which it forms a part. Our Controlling Shareholder will indemnify us including each of our subsidiaries, director, officers and employees against liabilities arising from misstatements or omissions with respect to information that our Controlling Shareholder or any of its subsidiaries provided to us specifically for inclusion in our prospectus dated August 2, 2019, the registration statement of which our prospectus dated August 2, 2019 forms a part, or our annual reports or other SEC filings.

The master transaction agreement also contains a general release, under which the parties will release each other, including each party’s subsidiaries, directors, officers and employees from any liabilities arising from events occurring on or before the initial filing date of the registration statement for our initial public offering, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement, the transitional services agreement, and the non-competition agreement.

The master transaction agreement sets forth the investment opportunity referral procedures, pursuant to which our Controlling Shareholder agrees to first present investment opportunities to us for consideration within a specified period and to refrain from pursuing these investment opportunities. Our Controlling Shareholder agrees to pursue these investment opportunities for itself only after we forego pursuing these investment opportunities or upon expiration of the specified period should we fail to respond, with the exception of subsequent investments by our Controlling Shareholder in its existing investee companies. When determining whether or not to pursue an investment opportunity, members of our investment committee that have overlapping duties as directors or officers in our Controlling Shareholder will abstain from participating in the investment decision-making and approval process.

Furthermore, under the master transaction agreement, we agree to use our reasonable best efforts to select the same independent registered public accounting firm, or auditor, used by our Controlling Shareholder and provide to our Controlling Shareholder as much prior notice as reasonably practical of any change in our auditor until the first fiscal year end occurring after our Controlling Shareholder no longer owns in aggregate at least 20% of the voting power of our then outstanding shares.

Pursuant to the master transaction agreement, we are licensed by our Controlling Shareholder to use certain of its intellectual properties for free.

The master transaction agreement will automatically terminate on the date that is two years after the first date upon which our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding shares. This agreement can be terminated earlier or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement and the non-competition agreement.

Transitional Services Agreement

Under the transitional services agreement, our Controlling Shareholder agrees that, during the service period, as described below, our Controlling Shareholder will provide us with various corporate support services, including but not limited to:

•	administrative support;

•	marketing and branding support;

•	technology support; and

•	provision of office space and facilities.

Our Controlling Shareholder may also provide us with additional services that we and our Controlling Shareholder may identify from time to time in the future.

The price to be paid for the services provided under the transitional service agreement is determined according to the terms of the agreement. The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commences on June 20, 2019 and will end on the earlier of (i) the date we or our Controlling Shareholder terminates the agreement, or (ii) the date that is 18 months after June 20, 2019. We may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to our Controlling Shareholder and paying a termination fee equal to the direct costs incurred by our Controlling Shareholder in connection with its provision of services at the time of the early termination. Our Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company.

Non-competition Agreement

Our non-competition agreement with our Controlling Shareholder provides for a non-competition period beginning upon our initial public offering and ending on the later of (i) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding shares and (ii) the fifth anniversary of our initial public offering. This agreement can be terminated earlier by mutual written consent of the parties.

Our Controlling Shareholder has agreed not to compete with us during the non-competition period in our investment banking and asset management businesses that are both primarily targeting institutional and corporate clients, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder during the non-competition period in the businesses currently conducted by our Controlling Shareholder, except (i) for continuing to provide investment banking and asset management products and services to our existing individual clients, and (ii) for owning non-controlling equity interest in any company competing with our Controlling Shareholder.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither our Controlling Shareholder nor we may, during the non-competition period, hire, or solicit for hire, any active employees of, or individuals providing consulting services to the other party, or any former employees of, or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

D.	Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising approximately 18,260 square feet in Hong Kong as of December 31, 2019. Our principal executive offices are leased from independent third parties, and we plan to renew our lease from time to time as needed.

We intend to add new premises or expand our existing premises as we add employees and expand our organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report.

A.	Operating Results

In 2017, 2018, and 2019, we derived total revenue of HK$1.0 billion, HK$723.2 million, and HK$1.2 billion (US$154.6 million), respectively, and derived profit and total comprehensive income of HK$673.4 million, HK$525.1 million, and HK$830.9 million (US$106.7 million), respectively.

Our business and results of operations are affected by a number of general factors affecting the financial services industry in Hong Kong, including the overall economic environment in Greater China, the conditions and trends of capital markets, and government policies and initiatives affecting the financial services industry in Greater China. Unfavorable changes in any of these general conditions could adversely affect demand for our services and materially and adversely affect our results of operations. However, the Hong Kong and PRC governments’ development plans and policies, including those relating to the development of the Greater Bay Area, are expected to boost the future development of the financial services industry in Hong Kong.

Major Factors Affecting Our Results of Operations

Revenue

Our revenue consists of (i) fee and commission income, (ii) dividend and gain related to disposed investment, and (iii) net fair value changes on investments and derivatives. The following table sets forth a breakdown of our revenue in absolute amount and as a percentage of total revenue for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	278,976	27.0	367,538	50.8	580,006	74,461	48.2
Dividend and gain related to disposed investment	69,509	6.7	99,228	13.7	100,552	12,909	8.3
Net fair value changes on investments and derivatives	684,679	66.3	256,460	35.5	523,616	67,222	43.5

Total	1,033,164	100.0	723,226	100.0	1,204,174	154,592	100.0

Fee and commission income

The following table sets forth a breakdown of our fee and commission income in absolute amount and as a percentage of total fee and commission income for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Fee and Commission Income
Investment banking fees and commissions	208,163	74.6	288,591	78.5	455,956	58,536	78.6
Asset management fees and other income	70,813	25.4	78,947	21.5	124,050	15,925	21.4

Total	278,976	100.0	367,538	100.0	580,006	74,461	100.0

We derive fee and commission income from two business lines: investment banking and asset management. Investment banking business represents the primary source of our fee and commission income, which we earn primarily from underwriting IPOs and bond offerings and advising on private financing and mergers and acquisitions transactions. We also derive asset management fees and other income from asset management business.

We charge asset management fees on a client-by-client basis with reference to the size of AUM and do not distinguish among product types when determining asset management fee rates. The following table sets forth the rollforward of our AUM for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
AUM
Balance at the beginning of the period	8,294,221	14,822,265	18,263,267	2,344,631
Net change in clients’ portfolio (1)	6,528,044	3,441,002	7,936,259	1,018,854

Balance at the end of the period	14,822,265	18,263,267	26,199,526	3,363,485

Note:

(1)	Net change in clients’ portfolio represents net deposit of clients’ cash and stock and net balance of dividend and coupon received, fee charges, and fair value change of clients’ portfolio.

The following table sets forth the weighted average asset management fee rates for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
Weighted Average Asset Management Fee Rate (1)	0.55%	0.45%	0.55%

Note:

(1)

Calculated by dividing total asset management fee income for the period by average AUM for the corresponding period, which is in turn calculated by dividing the sum of AUM at the beginning and end of the relevant period by two.

The weighted average asset management fee rate decreased from 0.55% in 2017 to 0.45% in 2018, primarily due to significant additional AUM attributable to a PRC bank client subject to below-average asset management fee rate and reduced performance fee income due to challenging global market conditions in 2018. The weighted average asset management fee rate increased from 0.45% in 2018 to 0.55% in 2019, primarily due to an increase in new asset management clients.

Dividend and gain related to disposed investment

We make equity investments with our own capital in companies of our strategic choice, and we intend to hold our strategic investments on a long-term basis. Our dividend and gain related to disposed investment in 2017 primarily consist of a gain of HK$46.9 million attributable to the disposal of our investments in 2017. Our dividend and gain related to disposed investment in 2018 and 2019 solely consisted of dividend income attributable to our equity holdings in Bank of Qingdao.

Net fair value changes on investments and derivatives

We record net fair value changes on financial assets at fair value through profit or loss and derivative investments with respect to our strategic investments, which primarily include equity investments in Bank of Qingdao and three private companies. For a discussion of fair value measurement of our financial assets, see “Item 5.A. Operating And Financial Review And Prospects—Operating Results—Significant Accounting Policies—Fair Value Measurement” and “Item 5.A. Operating And Financial Review And Prospects—Operating Results—Significant Accounting Policies—Investments and Other Financial Assets.”

Other income

Other income consists of (i) bank interest income, (ii) income attributable to the reimbursement of interest expenses paid on behalf of a Controlling Shareholder’s subsidiary, (iii) interest income from Controlling shareholder, and (iv) other non-recurring miscellaneous income.

Operating expenses

Our operating expenses consist of (i) marketing and brand promotional expenses relating to brand building and promotion, (ii) premises costs and office utilities, (iii) traveling expenses for domestic and international travel and business development, (iv) commissions paid to asset management sales personnel and bank charges, (v) office renovation and maintenance expenses, (vi) professional and consulting fees for business development, (vii) staff welfare and recruitment expenses, (viii) stamp duty paid in connection with our restructuring, and (ix) other miscellaneous expenses.

The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of total operating expenses for the periods presented.

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Operating Expenses
Marketing and brand promotional expenses	26,208	23.5	11,864	22.6	12,904	1,657	11.3
Premises costs and office utilities	25,783	23.1	15,583	29.6	21,118	2,711	18.4
Traveling and business development expenses	18,460	16.5	10,860	20.7	19,363	2,486	16.9
Commissions and bank charges	7,978	7.2	5,198	9.9	2,307	296	2.0
Office renovation and maintenance expenses	15,880	14.2	1,603	3.0	13,431	1,724	11.7
Professional and consulting fees	5,772	5.2	2,439	4.6	23,179	2,976	20.2
Staff welfare and staff recruitment expenses	7,637	6.9	3,660	7.0	2,472	317	2.2
Stamp duty	—	—	—	—	2,116	272	1.8
Others	3,845	3.4	1,375	2.6	17,807	2,286	15.5

Total	111,563	100.0	52,582	100.0	114,697	14,725	100.0

Staff costs

Staff costs consist of employee salaries, bonuses, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
Staff Costs
Salaries and bonuses	101,093	67,188	93,704	12,030
Pension scheme contributions (define contribution schemes)	1,112	837	903	116

Total	102,205	68,025	94,607	12,146

Finance costs

Finance costs represent our interest expenses payable on our margin loans.

Seasonality

Our results of operations are subject to fluctuations due to the nature of investment banking and asset management businesses. Seasonality of our business was not apparent historically.

Taxation

We had income tax expenses of HK$135.2 million, HK$83.8 million, and HK$158.4 million (US$20.3 million) for the years ended December 31, 2017, 2018, and 2019, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our Hong Kong subsidiaries are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, our Hong Kong subsidiaries are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

For more information on tax regulations, see “Item 10.E. Additional Information—Taxation.”

Significant Accounting Policies

We prepare our financial statements in accordance with IFRS issued by the IASB, which requires us to make judgments, estimates, and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of significant accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Fair Value Measurement

We measure our debt and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by us. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming the market participants act in their best economic interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

We use valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs, and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1—based on quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2—based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

•	Level 3—based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, we determine whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Investments and Other Financial Assets

Initial Recognition and Measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and our business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which we have applied the practical expedient of not adjusting the effect of a significant financing component, we initially measure a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which we have applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “—Revenue Recognition” below.

Our business model for managing financial assets refers to how we manage our financial assets in order to generate cash flows. Our business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that we commit to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent Measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial Assets at Fair Value Through Profit or Loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in profit or loss.

This category includes equity investments that we had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value profit or loss are also recognized as revenue in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to us, and the amount of the dividend can be measured reliably.

Impairment of Financial Assets

We recognize an allowance for expected credit losses for all debt instruments not held at fair value through profit or loss. Expected credit losses are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that we expect to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General Approach

Expected credit losses are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, expected credit losses are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month expected credit losses). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime expected credit loss).

At each reporting date, we assess whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, we compare the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

We consider a financial asset in default when contractual payments are 60-120 days past due. However, in certain cases, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of expected credit losses except for trade receivables and contract assets, which apply the simplified approach as detailed below.

•

Stage 1—Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month expected credit losses.

•

Stage 2—Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime expected credit losses.

•

Stage 3—Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime expected credit losses.

Simplified Approach

For accounts receivable that do not contain a significant financing component or when we apply the practical expedient of not adjusting the effect of a significant financing component, we apply the simplified approach in calculating expected credit losses. Under the simplified approach, we do not track changes in credit risk, but instead recognize a loss allowance based on lifetime expected credit losses at each reporting date. We have established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For accounts receivable that contain a significant financing component, we choose as our accounting policy to adopt the simplified approach in calculating expected credit losses with policies as described above.

Revenue Recognition

Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which we will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The primary components of revenue are investment banking fee and income and asset management fee.

(i)	Investment banking fee and income

Investment banking service income is composed of underwriting commission, brokerage fee and financial advisory fee. Underwriting commission earned from underwriting equity and debt securities is recognized at the point in time when our performance under the terms of a contractual arrangement is completed, which is typically at the closing of a transaction if there is no uncertainty or contingency related to the amount to be paid. The normal credit term is 60 to 120 days upon the completion of performance.

Brokerage fee earned from sales of equity and debt securities from underwriting is recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

Financial advisory fee is recognized as advice is provided to the customer, based on the estimated progress of work and when revenue is not probable of a significant reversal. The majority of the contracts have a duration of 60 to 120 days.

(ii)	Asset management fee

Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. The management fee and the performance-based incentive fee are earned for the provision of asset management services, which include portfolio diversification and rebalancing. These services represent a single performance obligation comprised of a series of distinct services which are substantially the same, being provided continuously over the contract period. Asset management fees consist of management and performance fees that are fixed or variable consideration. Variable consideration is determined based on underlying AUM of a customer’s account at a specified period end. Management fee is recognized when services are performed and the fee becomes known. Fixed consideration is recognized over the schedule period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by us. Performance-based incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal. For the years ended December 31, 2017, 2018, and 2019, we did not have any revenue related to such variable consideration and recognized from performance obligations satisfied in previous periods.

Brokerage and handling fees are recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

For asset management services, when a single contract contains two performance obligations, the stand-alone selling prices of each of the distinct services underlying the performance obligations (i.e. management fee and performance-based incentive fee for asset management service and brokerage and handling fee for transaction processing service) are stated separately in the contract. These are the observable prices of services when we sell each of them separately.

Revenue from Other Sources

Fair value changes on financial assets at fair value through profit or loss and stock loan is recognized in the period in which they arise. Gain/loss recognized for the financial assets at fair value through profit or loss disposed during the current period is defined as gain/loss related to disposed investment, whereas gain/loss recognized for those financial assets at fair value through profit or loss in the consolidated statements of financial position held at the end of the reporting period is defined as net fair value changes on financial assets at fair value through profit or loss and stock loan.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to us and the amount of the dividend can be measured reliably.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which we had received a consideration (or an amount of consideration that is due) from the customer. If a customer pays the consideration before we transfer goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when we perform under the contract.

Since 2018, for certain customers of our asset management service, we require upfront payment of management fee and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period. Asset management contracts normally cover periods of one to three years.

Related Parties

A party is considered to be related to us if:

(i)	the party is a person or a close member of that person’s family and that person

(a)	has control or joint control over us;

(b)	has significant influence over us; or

(c)	is a member of our key management personnel or of our parent; or

(ii)	the party is an entity where any of the following conditions applies:

(a)	we and the entity are members of a same group;

(b)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary, or fellow subsidiary of the other entity);

(c)	we and the entity are joint ventures of the same third party;

(d)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(e)	the entity is a post-employment benefit plan for the benefit of either our employees or employees of an entity related to us, and the sponsoring employers of the post-employment benefit plan;

(f)	the entity is controlled or jointly controlled by a person identified in (i);

(g)	a person identified in (i)(a) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(h)	the entity, or any member of a group of which it is a part, provides key management personnel services to us or to our parent.

Derivative financial asset

Derivative financial asset is initially recognized at fair value on the date on which a derivative contract is entered into and is subsequently remeasured at fair value. Derivative financial asset is carried as an asset when the fair value is positive and as a liability when the fair value is negative. Any gain or loss arising from changes in fair value of the derivative financial asset is taken directly to profit or loss.

Day 1 profit or loss

If the fair value of the derivative financial asset at initial recognition differs from the transaction price and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1 input) or a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price is the deferred and is only recognized as a gain or loss during the term of the derivative financial asset using a systematic basis that reflects a change in a factor (including time) that market participants would take into account when pricing the derivative financial asset.

Inflation

To date, inflation in Hong Kong has not materially affected our results of operations. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2017, 2018, and 2019 were increases of 1.7%, 2.5%, and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Hong Kong experiences higher rates of inflation in the future.

Results of Operations

	For the Year Ended December 31,
	2017		2018		2019
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	278,976	27.0	367,538	50.8	580,006	74,461	48.2
Dividend and gain related to disposed investment	69,509	6.7	99,228	13.7	100,552	12,909	8.3

Sub-total	348,485	33.7	466,766	64.5	680,558	87,370	56.5
Net fair value changes on investments and derivatives	684,679	66.3	256,460	35.5	523,616	67,222	43.5

Total revenue	1,033,164	100.0	723,226	100.0	1,204,174	154,592	100.0
Other income	17,915	1.7	15,393	2.1	22,090	2,836	1.8
Operating expenses	(111,563)	(10.8)	(52,582)	(7.2)	(114,697)	(14,725)	(9.5)
Staff costs	(102,205)	(9.9)	(68,025)	(9.4)	(94,607)	(12,146)	(7.8)
Finance costs	(28,725)	(2.8)	(9,047)	(1.3)	(27,706)	(3,557)	(2.3)

Profit before tax	808,586	78.2	608,965	84.2	989,254	127,000	82.2
Income tax expense	(135,214)	(13.1)	(83,840)	(11.6)	(158,350)	(20,329)	(13.2)

Profit and total comprehensive income for the period	673,372	65.1	525,125	72.6	830,904	106,671	69.0

Segment Information

We report our results of operations in three reportable segments: investment banking, asset management, and strategic investment, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands, except for percentages)
Investment Banking
Segment revenue	208,163	288,591	455,956	58,536
Segment results(1)	197,333	254,901	413,354	53,066
Asset Management
Segment revenue	70,813	79,120	124,050	15,926
Segment results(1)	48,060	57,386	109,182	14,017
Strategic Investment
Segment revenue	754,188	355,688	624,168	80,130
Segment results(1)	739,674	350,307	624,168	80,130

Total segment results	985,067	662,594	1,146,704	147,213

Note:

(1)	The segment results represent segment revenue that excludes (i) staff costs for the applicable segment and (ii) finance costs for our strategic investment business.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2017, 2018, and 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenue increased by 66.5% from HK$723.2 million in 2018 to HK$1,204.2 million (US$154.6 million) in 2019, primarily due to a significant increase in our net fair value changes on stock loan, derivative financial instrument, and financial assets at fair value through profit or loss under our strategic investment business and a significant increase in our fee and commission income under our investment banking and asset management businesses.

Fee and commission income. Our fee and commission income increased by 57.8% from HK$367.5 million in 2018 to HK$580.0 million (US$74.5 million) in 2019, primarily due to the robust growth of our investment banking business.

•

Investment banking segment. Our fee and commission income from the investment banking segment increased by 58.0% from HK$288.6 million in 2018 to HK$456.0 million (US$58.5 million) in 2019, primarily due to an increase in our fees and commissions for equity offerings from HK$182.4 million in 2018 to HK$338.9 million (US$43.5 million) in 2019, which in turn was primarily attributable to an increase in the number of equity offerings from 18 in 2018 to 24 in 2019, and increase in our fees and commissions for debt offerings from HK$34.6 million in 2018 to HK$64.6 million (US$8.3 million) in 2019.

•

Asset management segment. Our fee and commission income from the asset management segment increased by 57.3% from HK$78.9 million in 2018 to HK$124.1 million (US$15.9 million) in 2019, primarily due to an increase in our AUM from HK$18.3 billion as of December 31, 2018 to HK$26.2 billion (US$3.4 billion) as of December 31, 2019, which in turn was primarily attributable to an increase in new asset management clients in 2019.

Dividend and gain related to disposed investment. Our dividend and gain related to disposed investment remained stable from HK$99.2 million in 2018 to HK$100.6 million (US$12.9 million) in 2019.

Net fair value changes on financial assets at fair value through profit or loss, stock loan and derivative financial instrument. Our net fair value changes on financial assets at fair value through profit or loss, stock loan and derivative financial instrument increased by 104.2% from HK$256.5 million in 2018 to HK$523.6 million (US$67.2 million) in 2019, primarily due to increase in fair value of our investment portfolio.

Other income

Our other income increased by 43.5% from HK$15.4 million in 2018 to HK$22.1 million (US$2.8 million) in 2019, primarily attributable to interest income earned from our Controlling Shareholder.

Operating expenses

Our operating expenses increased by 118.1% from HK$52.6 million in 2018 to HK$114.7 million (US$14.7 million) in 2019, primarily due to (i) an increase in audit and professional fees from HK$2.4 million to HK$23.2 million (US$3.0 million) attributable to our initial public offering; (ii) an increase in administrative support service fee of HK$12.0 million charged by our immediate holding company in accordance with the transitional services agreement entered into between us and our Controlling Shareholder, and (iii) an increase in foreign exchange differences from HK$0.4 million to HK$12.6 million, which in turn was attributable to the depreciation of U.S. dollar against Hong Kong dollar.

Staff costs

Our staff costs increased by 39.1% from HK$68.0 million in 2018 to HK$94.6 million (US$12.1 million) in 2019, primarily due to an increase in staff bonuses, including a special bonus for our successful listing on the NYSE and new talent recruitment and related costs.

Finance costs

Our finance costs increased by 207.8% from HK$9.0 million in 2018 to HK$27.7 million (US$3.6 million) in 2019, primarily due to increase in average loan balance to support and fuel ongoing developments and to accelerate our international expansion.

Income tax expense

We incurred income tax expense of HK$83.8 million and HK$158.4 million (US$20.3 million) in 2018 and 2019, respectively. The increase in our income tax expense is in line with our profit growth in 2019.

Profit and total comprehensive income for the period

As a result of the foregoing, our profit and total comprehensive income increased by 58.2% from HK$525.1 million in 2018 to HK$830.9 million (US$106.7 million) in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Our revenue decreased by 30.0% from HK$1.0 billion in 2017 to HK$723.2 million in 2018, primarily due to a significant decrease in net fair value changes on investments under our strategic investment business, partially offset by an increase in our fee and commission income.

Fee and commission income. Our fee and commission income increased by 31.7% from HK$279.0 million in 2017 to HK$367.5 million in 2018, primarily due to the robust growth of our investment banking business.

•

Investment banking segment. Our fee and commission income from the investment banking segment increased by 38.6% from HK$208.2 million in 2017 to HK$288.6 million in 2018, primarily due to an increase in our fees and commissions for equity offerings from HK$79.0 million in 2017 to HK$182.4 million in 2018, which in turn was primarily attributable to an increase in aggregate transaction value of equity offerings from HK$18.7 billion in 2017 to HK$97.6 billion in 2018 and an increase in the number of equity offerings from 2 in 2017 to 18 in 2018, partially offset by a decrease in our fees and commissions for debt offerings from HK$101.9 million in 2017 to HK$34.6 million in 2018, which in turn was primarily attributable to a decrease in aggregate transaction value of debt offerings from HK$151.5 billion in 2017 to HK$55.9 billion in 2018 and a decrease in the number of debt offerings from 37 in 2017 to 23 in 2018.

•

Asset management segment. Our fee and commission income from the asset management segment increased by 11.5% from HK$70.8 million in 2017 to HK$78.9 million in 2018, primarily due to an increase in our AUM from HK$14.8 billion as of December 31, 2017 to HK$18.3 billion as of December 31, 2018, which in turn was primarily attributable to an increase in new asset management clients in 2018.

Dividend and gain related to disposed investment. Our dividend and gain related to disposed investment increased by 42.8% from HK$69.5 million in 2017 to HK$99.2 million in 2018, primarily due to an increase in dividend received from Bank of Qingdao from HK$22.6 million in 2017 to HK$99.2 million in 2018, which in turn was primarily attributable to an increase in our shareholding in Bank of Qingdao in late 2017.

Net fair value changes on financial assets at fair value through profit or loss. Our net fair value changes on financial assets at fair value through profit or loss decreased by 62.5% from HK$684.7 million in 2017 to HK$256.5 million in 2018, primarily due to slower increase in the fair value of our holdings in 2018 compared to 2017.

Other income

Our other income decreased by 14.1% from HK$17.9 million in 2017 to HK$15.4 million in 2018.

Operating expenses

Our operating expenses decreased by 52.9% from HK$111.6 million in 2017 to HK$52.6 million in 2018, primarily due to (i) a decrease in marketing and brand promotional expenses from HK$26.2 million in 2017 to HK$11.9 million in 2018 and a decrease in traveling and business development expenses from HK$18.5 million in 2017 to HK$10.9 million in 2018, primarily attributable to a more stringent cost control policy in 2018 compared to 2017, (ii) a decrease in premises costs and office utilities from HK$25.8 million in 2017 to HK$15.6 million in 2018 following the introduction of new business initiatives of our Controlling Shareholder in 2018, resulting in the decrease in our share of the office space; (iii) a decrease in office renovation and maintenance expenses from HK$15.9 million in 2017 to HK$1.6 million in 2018, primarily attributable to an one-off significant write-down of HK$14.1 million for renovation demolished, which was recharged by our Controlling Shareholder in 2017.

Staff costs

Our staff costs decreased by 33.4% from HK$102.2 million in 2017 to HK$68.0 million in 2018, primarily due to the decrease in the staff bonuses in 2018.

Finance costs

Our finance costs decreased by 68.5% from HK$28.7 million in 2017 to HK$9.0 million in 2018, primarily due to a HK$351.6 million repayment in 2018 of our margin loans brought forward from 2017.

Income tax expense

We incurred income tax expense of HK$135.2 million and HK$83.8 million in 2017 and 2018, respectively. The decrease in our income tax expense resulted from the lower net assessable profit position of certain operating entities in Hong Kong in 2018.

Profit and total comprehensive income for the period

As a result of the foregoing, our profit and total comprehensive income decreased by 22.0% from HK$673.4 million in 2017 to HK$525.1 million in 2018.

B.	Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities have been issuances of equity and equity-linked securities in our initial public offering and private placements, as well as net cash provided by operating activities. As of December 31, 2017, 2018, and 2019, we had HK$86.4 million, HK$126.9 million, and HK$766.4 million (US$98.4 million) respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding segregated clients’ bank account balances, which are unrestricted for withdrawal or use. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

In August 2019, we completed our initial public offering of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares and received approximately US$192.6 million in net proceeds. In December 2019, we issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) the VP Note to Value Partners Greater China High Yield Income Fund, all in the form of private placement, and received approximately US$115.0 million in net proceeds.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	84,327	79,112	709,500	91,085
Net cash used in investing activities	(139)	(14)	(2,957,940)	(379,739)
Net cash (used in)/generated from financing activities	(67,283)	(38,657)	2,888,015	370,762

Net increase in cash and cash equivalents	16,905	40,441	639,575	82,108
Cash and cash equivalents at the beginning of year	69,510	86,415	126,856	16,286

Cash and cash equivalents at the end of year	86,415	126,856	766,431	98,394

Operating Activities

Net cash generated from operating activities in 2019 was HK$709.5 million (US$91.1 million), which consists of our profit before tax of HK$989.3 million (US$127.0 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$523.6 million (US$67.2 million) of fair value gain on financial assets at fair value through profit or loss, stock loan and derivative financial instrument in connection with our strategic investment business, partially offset by HK$27.7 million (US$3.6 million) of finance costs relating to our margin loans. The principal items accounting for the changes in operating assets and liabilities were (i) HK$185.3 million (US$23.8 million) of increase in accounts receivable, mainly relating to the operations of our investment banking business, partially offset by HK$357.7 million (US$45.9 million) of increase in accounts and other payables and accruals primarily attributable to HK$56.9 million (US$7.3 million) of asset management fee received in advance.

Net cash generated from operating activities in 2018 was HK$79.1 million, which consists of our profit before tax of HK$609.0 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$256.5 million of fair value gain on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$9.0 million of finance costs relating to our margin loans. The principal items accounting for the changes in operating assets and liabilities were (i) HK$699.9 million of decrease in amount with subsidiaries of our Controlling Shareholder attributable to intra-group treasury fund allocation and (ii) HK$67.9 million of increase in accounts receivable relating to the operations of our investment banking business, partially offset by (i) HK$439.2 million of increase in amount with our Controlling Shareholder attributable to intra-group treasury fund allocation and (ii) HK$81.8 million of increase in accounts and other payables and accruals primarily attributable to HK$55.1 million of asset management fee received in advance.

Net cash generated from operating activities in 2017 was HK$84.3 million, which consists of our profit before tax of HK$808.6 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$684.7 million of fair value gain on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$28.7 million of finance costs relating to our margin loans. The principal item accounting for the changes in operating assets and liabilities was (i) HK$284.5 million of increase in amount with our Controlling Shareholder attributable to allocation of costs and expenses by our Controlling Shareholder and (ii) HK$199.9 million of decrease in financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$460.3 million of decrease in amount with subsidiaries of our Controlling Shareholder attributable to allocation of costs and expenses by our Controlling Shareholder.

Investing Activities

Net cash used in investing activities in 2019 was HK$3.0 billion (US$379.7 million), which was attributable to an increase in advance to immediate holding company for group treasury management purpose.

Net cash used in investing activities in 2018 was HK$14 thousand, which was attributable to the purchase of office equipment.

Net cash used in investing activities in 2017 was HK$138.7 thousand, which was attributable to the purchase of office equipment.

Financing Activities

Net cash generated in financing activities in 2019 was HK$2.9 billion (US$370.8 million), which was due to net proceeds from our initial public offering on the NYSE, issuance of warrants and convertible bond, and private placements.

Net cash used in financing activities in 2018 was HK$38.7 million, which was due to repayment of margin loan payable of HK$29.6 million and HK$9.0 million of repayment of finance costs relating to the margin loan.

Net cash used in financing activities in 2017 was HK$67.3 million, which was due to repayment of margin loan payable of HK$38.6 million and HK$28.7 million of repayment of finance costs relating to the margin loan.

Capital Expenditures

Our capital expenditures were HK$0.1 million in 2017, HK$14 thousand in 2018, and HK$14 thousand (US$1.8 thousand) in 2019. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering.

Holding Company Structure

AMTD International Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our Hong Kong subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property

As of the date of this annual report, we do not own any registered trademarks. We are licensed by our Controlling Shareholder to use certain trademarks. We maintain seven registered domain names, including amtdinc.com. We have applied for two trademarks in Hong Kong.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2019 to December 31, 2019 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging, or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(HK$ in millions)
Convertible notes with principal and interest	116.8	—	—	116.8	—
Margin loans, with principal and interest	317.7	317.7	—	—	—

Total	434.5	317.7	—	116.8	—

In December 2019, we issued the VP Note in an aggregate principal amount of US$15 million, which may be converted at any time after six months following the date of issuance and prior to the close of business on the second business day immediately preceding the maturity date of June 2023 based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of notes, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate is subject to adjustment upon the occurrence of certain events. The VP Note bears interest at a rate of 2.00% per year.

In March 2020, we listed our MTN Program for a period of twelve months by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, we may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, we dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the Existing Securities to offer exchange any and all of their outstanding Existing Securities for New Securities to be issued by us under our MTN Program. The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange shall be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer commenced on April 23, 2020 and will expire on May 6, 2020, unless extended, re-opened or closed earlier. We may further issue additional new securities under our MTN Program to be immediately fungible with the New Securities issued in connection with the Exchange Offer.

While the table above indicates our contractual obligations as of December 31, 2019, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled, or terminated.

G.	Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth and market size of the financial services industry in Hong Kong;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industry;

•	our proposed use of proceeds;

•	government policies and regulations relating to our industry; and

•	general economic and business conditions in the markets we have businesses.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report contains certain data and information that we obtained from industry publications and reports generated by third-party providers of market intelligence. We have not independently verified the accuracy or completeness of the data and information contained in these publications and reports. Statistical data in these publications also include projections based on a number of assumptions. The financial services industry may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs or our Class A ordinary shares. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Calvin Choi(1)(2)(3)	41	Chairman of the Board of Directors and Chief Executive Officer
Marcellus Wong(2)	66	Vice Chairman of the Board of Directors and Chairman of the Executive Management Committee
Andrew Chiu	31	Vice Chairman of the Board of Directors
Raymond Yung	60	Director
Yu Gao(1)(2)(3)	46	Independent Director
Feridun Hamdullahpur(1)(2)(3)	65	Independent Director
William Fung	39	Chief Investment Officer and Head of Asset Management
Cliff Kin Wang Li	33	Chief Financial Officer
Derek Chung	38	Chief Strategy and Business Development Officer
Tim Fang	37	Head of Global Markets
Gabriel Ming Lin Cheung	33	Head of Advisory and Equity Capital Markets

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of six directors. There are no arrangement or understanding with our shareholders or other third parties with respect to the election of a director or a member of senior management. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Calvin Choi is our chairman of the board of directors and chief executive officer, and has 20 years of experience in the investment banking, international capital markets, and professional auditing sectors. Since February 2016, Mr. Choi has served as the chairman of the board of directors and chief executive officer of our Controlling Shareholder. Since October 2016, Mr. Choi has been a non-executive director of Bank of Qingdao Co., Ltd. (SEHK: 3866 and SZSE: 002948), a company listed on the main board of the Stock Exchange of Hong Kong Limited and on the main board of the Shenzhen Stock Exchange. Mr. Choi worked at UBS from October 2010 to January 2016, his most recent role there being managing director of the investment bank division. From January 2009 to October 2010, Mr. Choi worked at PricewaterhouseCoopers Hong Kong, his most recent role there being director of corporate finance division. From July 2005 to December 2008, Mr. Choi worked at Citigroup, his most recent role there being China chief specialist and the head of China strategic alliance unit of Citi Corporate and Investment Bank. From 2001 to 2005, Mr. Choi worked at PricewaterhouseCoopers Hong Kong and Arthur Andersen & Co. (Hong Kong), his most recent position there being senior manager. In 2019, he was awarded “2019 Asia Fintech Leader” by the Singapore FinTech Association. He was named as a Young Global Leader by the World Economic Forum in 2017 and selected by the Institutional Investor magazine as one of the “2016 Fintech Finance 35” globally in 2016. Mr. Choi currently holds various positions with a range of organizations, including vice chairman of the Greater Bay Area Homeland Youth Community Foundation, director of ASEAN Financial Innovation Network (AFIN), founder and chairman of Greater Bay Young Entrepreneurs Association, founder and chairman of the Regional Banks+ Strategic Cooperation Alliance,

founder and chairman of AMTD Foundation, vice chairman of Hong Kong Federation of Professions, and board director of OneChild Network & Support Inc. Mr. Choi also holds directorships in several privately owned companies. Mr. Choi is currently a certified bank auditor and a certified public accountant in the United States. Mr. Choi graduated from the University of Waterloo in Canada in June 2001 with a bachelor of arts (honors) degree in chartered accountancy studies. Mr. Choi also completed the executive education-transformational leadership program at the Saïd Business School of the University of Oxford.

Marcellus Wong is our vice chairman of the board of directors and chairman of the executive management committee, and has over 40 years of experience in accounting and taxation. Mr. Wong has been serving as the vice chairman of the board of directors of our Controlling Shareholder since October 2015. Mr. Wong holds a number of other positions including, since June 2015, independent non-executive director of SEHK-listed Xinte Energy Co., Ltd. (SEHK: 1799); since January 2015, senior advisor of L.R. Capital Group; from July 2012 to June 2017, senior advisor of PricewaterhouseCoopers; and, since November 2001, a member of the Joint Liaison Committee on Taxation that advises the government of Hong Kong on tax issues. Mr. Wong also holds directorships in several privately-owned companies. Meanwhile, Mr. Wong served as a council member of the Taxation Institute of Hong Kong from 1995 to 2017, president from 1996 to 1999, and has served as chairman of advisory board since 2017. He was the president of CPA Australia-Hong Kong China Division from 2004 to 2005 and has served as its honorary adviser of Greater China region since July 2014. Prior to joining our Controlling Shareholder, Mr. Wong served as a member of the Working Group on the Long-Term Fiscal Planning of the government of Hong Kong from June 2013 to January 2015. Mr. Wong joined PricewaterhouseCoopers in February 1990 and, prior to his retirement in June 2012, served as a partner and compliance leader in Hong Kong and China as well as risk and quality leader for its tax practice in the Asia Pacific region. From July 1977 to January 1990, Mr. Wong served as a tax assessor at the Inland Revenue Department of the government of Hong Kong. Between 1999 and 2012, Mr. Wong had been consistently named by Euromoney as one of the “world’s leading tax advisers” in Hong Kong and China. Mr. Wong graduated from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) with a higher diploma in accountancy in October 1977, and also obtained a bachelor of laws degree through the external program from the University of London in the United Kingdom in August 1989. Mr. Wong was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants in December 1987, an associate of the Hong Kong Institute of Chartered Secretaries in July 1996, a fellow of CPA Australia in October 2001, and a fellow of the Taxation Institute of Hong Kong in March 2004.

Andrew Chiu is our vice chairman of the board of directors. Mr. Chiu is the son of Tan Sri Dato’ David Chiu, chairman of Far East Consortium International Limited (SEHK: 35). Mr. Chiu is the founder and executive chairman of Land Pacific Limited, Deacon House International Limited, Ariana Capital Investment Limited, and Ariana Social Community Limited, all of which operate property development, hotel businesses and proprietary investment. Mr. Chiu has served various positions since he joined Far East Consortium International Limited in 2009 and is currently assistant to the chairman. Mr. Chiu currently serves as a director in each of Ju Ching Chu English College Limited, i-Cable Communications Limited (SEHK: 1097), Malaysia Land Properties Sdn Bhd and Land & General Berhad, a company listed on the Bursa Malaysia. Mr. Chiu is a member of Hong Kong Beijing Association, vice chairman of Federation of HK Jiangsu Community Organizations, a member of Shenzhen Overseas Friendship Association, a member of The Real Estate Developers Association of Hong Kong and a member of Hong Kong General Chamber of Commerce.

Raymond Yung is our director, and has over 39 years of experience in advising financial institutions in Hong Kong and China. Mr. Yung has served as chief executive officer of L.R. Capital Group, an indirect controlling shareholder of our Controlling Shareholder, since 2016. Mr. Yung sits on the board of Citibank (Hong Kong) Limited. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Prior to joining L.R. Capital Group, Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC

Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UK Chartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.

Yu Gao is our independent director. Mr. Gao has served as a director of our Controlling Shareholder since October 2014. Mr. Gao joined Morgan Stanley Asia Limited in August 2005 and primarily focuses on private equity investment transactions in China. He is currently a managing director and co-chief investment officer for Morgan Stanley private equity Asia. Prior to joining Morgan Stanley, he worked in Citigroup’s Asia-Pacific investment banking division, and Donaldson, Lufkin & Jenrette’s debt capital markets group in New York. Mr. Gao has served as a non-executive director of SEHK-listed Feihe Limited (SEHK: 6186) since June 2013, a non-executive director of SEHK-listed Home Control International Limited (SEHK: 1747) since April 2015 and chairman of the board since June 2019, and a non-executive director of SEHK-listed Sparkle Roll Group Limited (SEHK: 970) since September 2010. From July 2007 to May 2013, he was a non-executive director of SEHK-listed China Dongxiang (Group) Co., Ltd. (SEHK: 3818) and has been an independent non-executive director since May 2013. Mr. Gao has served as a director of Shandong Buchang Pharmaceutical Co., Ltd. (SSE: 603858) since March 2012. From August 2006 to August 2014, he was a non-executive director of SEHK-listed Belle International Holdings Limited (SEHK: 1880) and has been an independent non-executive director from August 2014 to July 2017. Mr. Gao was also a director of Tongkun Group Co., Ltd. (SSE: 601233), a company listed on Shanghai Stock Exchange, or SSE, from April 2011 to March 2015. Mr. Gao also holds directorships in several privately-owned companies. Mr. Gao received dual bachelor’s degrees in engineering and economics from Tsinghua University in China in July 1997 and a master of science degree in engineering-economic systems and operations research from Stanford University in the United States in September 1999.

Feridun Hamdullahpur is our independent director. Dr. Hamdullahpur has served as a director of our Controlling Shareholder since January 2019. Dr. Hamdullahpur has served as the sixth president and vice-chancellor of the University of Waterloo since 2010. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014. Dr. Hamdullahpur was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. Dr. Hamdullahpur graduated from the Technical University of Nova Scotia with a bachelor’s degree in chemical engineering in 1976 and a master’s degree in mechanical engineering from Istanbul Technical University in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

William Fung is our chief investment officer and head of asset management, and has over 15 years of experience in global capital markets including investing, syndicating, and executing capital markets transactions for Asian as well as global issuers. Mr. Fung has served as the managing director of the chief investment office of AMTD Global Markets Limited since March 2016, as the group vice president of our Controlling Shareholder since October 2019. From September 2009 to February 2016, Mr. Fung worked at UBS AG Hong Kong as an executive director. Prior to that, he worked at Nomura International (Hong Kong) Limited from September 2008 to September 2009. From January 2005 to September 2008, Mr. Fung worked at Lehman Brothers Asia Limited. Prior to that, Mr. Fung also practiced professional engineering in the United States for approximately one year. Mr. Fung received a bachelor of science degree in industrial engineering from Purdue University in May 2002 and a master of science degree in financial engineering from the University of Michigan in December 2004.

Cliff Kin Wang Li is our chief financial officer. Mr. Li is specialized in financial reporting and has more than nine years of external auditing experience focusing on financial institutions including investment banks, asset management companies and private equity funds. He joined our Controlling Shareholder in August 2016 and was previously their financial controller before being promoted to his current management position. Prior to joining our Controlling Shareholder, Mr. Li worked as an audit manager at Deloitte Touche Tohmatsu from 2011 to 2016. Mr. Li is a certified public accountant in Australia. He received a bachelor of commerce degree in accounting and finance from the University of Melbourne in 2007.

Derek Chung is our chief strategy and business development officer and has over 15 years of experience in investment banking. Between 2016 and 2019, Mr. Chung worked for Deutsche Bank and most recently served as managing director, head of financial institutions group, Asia, where he was responsible for the coverage of traditional financial institution and financial technology corporate finance clients across Asia. Prior to serving at Deutsche Bank, Mr. Chung worked at the investment banking division of Goldman Sachs between 2004 and 2016. Mr. Chung is a qualified principal for Hong Kong IPO sponsor work. He obtained a bachelor of science degree in electronic and computer engineering and a master of engineering degree in financial engineering both from Cornell University.

Tim Fang is our head of global markets, and has over 13 years of experience in global capital markets including originating, structuring, and executing capital markets transactions for financial institutions, corporates and sovereigns or quasi-sovereign clients across Asia Pacific and Australia. Mr. Fang has served as the managing director and the co-head of debt capital markets of AMTD Global Markets Limited since March 2018. From February 2010 to March 2018, he was an executive director and the head of financial institutions debt capital markets Asia at UBS AG Hong Kong. Prior to that, Mr. Fang was an associate director of debt capital markets at UBS AG Australia from February 2007 to February 2010. Mr. Fang received a bachelor degree of engineering (honors) and a bachelor degree of commerce from the University of Melbourne in March 2007.

Gabriel Ming Lin Cheung is our head of advisory and equity capital markets, and has over nine years of experience in investment banking and equity capital markets. Since January 2017, Mr. Cheung has been serving as the head of advisory and equity capital markets of AMTD Global Markets Limited, where he served as vice president from December 2015 to December 2016. From September 2014 to December 2015, Mr. Cheung was an associate at Deutsche Bank AG Hong Kong branch. Prior to that, he worked at UBS AG Hong Kong branch with the latest position as associate director from July 2010 to September 2014. Mr. Cheung received a master degree in engineering, economics, and management from University of Oxford in July 2010.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our senior executive officers. Pursuant to these agreements, we are entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. Each executive officer agrees that we shall own all the intellectual property developed by such officer during his or her employment. We also enter into standard confidentiality and non-compete agreements with our senior management in accordance with market practice.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

B.	Compensation

For the year ended December 31, 2019, we paid an aggregate of HK$7.3 million (US$0.9 million) in cash compensation (inclusive of directors’ fees) to our directors. Directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.

For the year ended December 31, 2019, we paid an aggregate of HK$35.9 million (US$4.6 million) in cash compensation to our executive officers, excluding compensation paid to the executive officers who also serve and receive compensation as our directors.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Hong Kong subsidiaries are required by the Hong Kong Mandatory Provident Fund Schemes Ordinance to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary subject to a cap of HK$1,500 per month per employee.

Stock Incentive Plan

AMTD SpiderMan Share Incentive Plan

In June 2019, our board of directors approved the AMTD SpiderMan Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors, and consultants, and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the Plan is initially 20,000,000 and on January 1 of each year after the effective date of the 2019 Plan, will automatically increase to the number of shares that is equal to ten percent (10%) of the total issued and outstanding share capital of our company as of December 31 of the preceding year. In addition, on January 1 of each year after the effective date of the Plan, the aggregate number of shares that may be issued under the 2019 Plan will automatically increase by the number of shares representing 1.0% of the total issued and outstanding share capital of our company as of December 31 of the preceding year, or such less number as our board of directors may determine. As of the date of this annual report, no awards have been granted under the Plan.

The following paragraphs summarize the principal terms of the 2019 Plan.

Type of Awards. The 2019 Plan permits the awards of options, restricted share units, restricted shares, or other types of award approved by the plan administrator.

Plan Administration. Our board of directors or a committee appointed by the board of directors will administer the 2019 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our directors, employees and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the Plan. Unless terminated earlier, the 2019 Plan has a term of ten years from the date of effectiveness of the 2019 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2019 Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2019 Plan.

C.	Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property, and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors, namely the audit committee, the compensation committee, and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Mr. Calvin Choi, Mr. Yu Gao, and Dr. Feridun Hamdullahpur, and is chaired by Mr. Yu Gao. Mr. Yu Gao and Dr. Feridun Hamdullahpur each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yu Gao qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

All decisions at any meeting of the audit committee are decided by a majority of votes of the members presents and voting and such decision at all times exclude the vote, approval or recommendation of any member who has a conflict of interest in the subject matter under consideration.

Compensation Committee. Our compensation committee consists of Mr. Calvin Choi, Mr. Marcellus Wong, Mr. Yu Gao, and Dr. Feridun Hamdullahpur, and is chaired by Mr. Calvin Choi. Mr. Yu Gao and Dr. Feridun Hamdullahpur each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

All decisions at any meeting of the compensation committee are decided by a majority of votes of the members presents and voting and such decision at all times exclude the vote, approval or recommendation of any member who has a conflict of interest in the subject matter under consideration.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Mr. Calvin Choi, Mr. Yu Gao, and Dr. Feridun Hamdullahpur, and is chaired by Dr. Feridun Hamdullahpur. Mr. Yu Gao and Dr. Feridun Hamdullahpur each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•

selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•	undertaking generally such other functions and duties as may be required by law or the Listing Manual of the SGX-ST, and by amendments made thereto from time to time.

•

All decisions at any meeting of the nominating and corporate governance committee are decided by a majority of votes of the members presents and voting and such decision at all times exclude the vote, approval or recommendation of any member who has a conflict of interest in the subject matter under consideration.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.	Employees

We had 29, 31, and 40 employees as of December 31, 2017, 2018, and 2019, respectively. All of our employees are based in Hong Kong.

The following tables sets forth the number of our employees by function as of December 31, 2019.

Function	Number of Employees	Percentage
Executive officers	7	17.5%
Licensed professionals	25	62.5%
Supporting staff	8	20.0%

Total	40	100.0%

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses, comprehensive training and development programs, and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. None of our employees are represented by labor unions, and no collective bargaining agreement has been put in place.

As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance, or MPF Scheme, for all employees in Hong Kong. The contributions to the MPF Scheme are based on a minimum statutory contribution requirement of 5% of eligible employees’ relevant aggregate income up to a maximum of HK$1,500 per employee per month. The assets of this pension scheme are held separately from those of our group in independently administered funds. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Hong Kong.

Dual Appointments

Mr. Calvin Choi, our chairman of the board of directors and chief executive officer, is also the chairman of the board of directors and chief executive officer of AMTD Group with similar responsibilities. We do not believe that there is a conflict of interest for his dual-appointment as we have in place the AMTD-SpiderNet ecosystem, which aligns the interests of our company, our shareholders, our business partners and our investee companies. We believe that Mr. Calvin Choi’s position as chairman of the board of directors and chief executive officer in both our company and AMTD Group is beneficial for both companies as he will be able to consider the overall strategies on a consolidated basis and better utilize resources from both our company and AMTD Group.

Mr. Cliff Kin Wang Li, our chief financial officer and assistant to the chief executive officer, is also the chief financial officer and assistant to the chief executive officer of AMTD Group. Separate records are maintained for our company and AMTD Group, and separate teams are responsible for the preparation of the financial statements of both our company and AMTD Group. In addition, our company is the core revenue engine of AMTD Group, contributing over 50% of the total revenue of AMTD Group. We believe it is beneficial for both our company and AMTD Group to have the same chief financial officer in order to achieve efficiency for financial reporting. Our company does not foresee any conflict of interest between Mr. Li’s roles in our company and AMTD Group.

The nominating and corporate governance committee and the board are of the view that our directors and executive officers who hold dual-appointments on both our company and AMTD Group are able to devote sufficient time to the management of our company. In addition, majority of the management’s time will rest with our company instead of AMTD Group with the management’s attention to be focused on our company first, before AMTD Group.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 245,611,479 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 62,327,851 Class A ordinary shares, and (ii) 183,283,628 Class B ordinary shares.

	Class A Ordinary Shares	Class B Ordinary Shares		Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Calvin Choi (1)	—	62,622,652		25.5%	33.7%
Marcellus Wong (2)	—		*	*	*
Andrew Chiu (3)	4,526,627	—		1.8%	0.1%
Raymond Yung (4)	—		*	*	*
Yu Gao (5)	—	—		—	—
Feridun Hamdullahpur (6)	—	—		—	—
William Fung	—	—		—	—
Cliff Kin Wang Li	—	—		—	—
Derek Chung	—	—		—	—
Tim Fang	—	—		—	—
Gabriel Ming Lin Cheung	—	—		—	—
All directors and executive officers as a group	4,526,627	65,660,327		28.6%	35.4%
Principal Shareholders:
AMTD Group (7)	—	178,757,001		72.8%	95.9%
Infinity Power Investments Limited (8)	—	62,622,652		25.5%	33.7%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.
†

Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities. For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant, or other right within 60 days after the date of this annual report.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Beneficially owned through Infinity Power Investments Limited, a British Virgin Islands company wholly owned by Mr. Calvin Choi. As of the date of this annual report, Infinity Power Investments Limited held (i) 32.5% of issued and outstanding share capital of AMTD Group, our Controlling Shareholder, which in turn held 178,757,001 Class B ordinary shares of our company, and (ii) 4,526,627 Class B ordinary shares of our company. Mr Choi may be deemed to beneficially own the corresponding proportion of our issued and outstanding shares held by the Controlling Shareholder.

(2)

Marcellus Wong holds 1.5% of issued and outstanding share capital of L.R. Capital Group, a Cayman Islands company and an indirect controlling beneficial owner of AMTD Group, our Controlling Shareholder. He may be deemed to beneficially own the corresponding proportion of our issued and outstanding shares held by the Controlling Shareholder.

(3)	The business address of Andrew Chiu is 16th Floor, Far East Consortium Building, 121 Des Voeux Road Central, Hong Kong.
(4)

Raymond Yung holds 1.5% of issued and outstanding share capital of L.R. Capital Group, a Cayman Islands company and an indirect controlling beneficial owner of AMTD Group, our Controlling Shareholder. He may be deemed to beneficially own the corresponding proportion of our issued and outstanding shares held by the Controlling Shareholder.

(5)	The business address of Yu Gao is 40/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.
(6)	The business address of Feridun Hamdullahpur is University of Waterloo, 200 University Avenue, West Waterloo, Ontario, Canada N2L3G1.
(7)

AMTD Group is a British Virgin Islands company, with its registered address at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The shareholders of AMTD Group include L.R. Capital Financial Holdings Limited, a Cayman Islands company, and Infinity Power Investments Limited, a British Virgin Islands company wholly owned by Calvin Choi, which own 61.6% and 32.5% of the total outstanding shares of AMTD Group, respectively.

L.R. Capital Financial Holdings Limited is ultimately controlled by L.R. Capital Group, a Cayman Islands company. The board of directors of L.R. Capital Group consists of one member, namely Cong Lin.
(8)

Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Mr. Calvin Choi. The registered address of Infinity Power Investments Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 19,409,699 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

Transactions with Our Controlling Shareholder

Immediately following our initial public offering in August 2019, we entered into an intercompany financing agreement with our Controlling Shareholder, pursuant to which we may from time to time incur expenses for each other, settle each other’s liabilities, and/or transfer certain excess cash to each other at an interest rate of 2% per annum, repayable upon demand.

Our Controlling Shareholder recharged staff costs, premises costs, office utilities and office renovation, and certain other operating expenses to us. For the year ended December 31, 2019, the total amount of our recharge from our Controlling Shareholder for the aforementioned costs and expenses was HK$33.9 million (US$4.4 million). Beginning from the third quarter of 2019, our Controlling Shareholder has charged a fixed service fee of HK$6.0 million (US$0.8 million) per quarter in place of the previous recharging arrangement.

We provided our Controlling Shareholder with underwriting services in its bond offerings. For the year ended December 31, 2019, the total amount of underwriting fees and commissions that we charged our Controlling Shareholder was HK$26.4 million (US$3.4 million).

In September 2017, we entered into a stock borrowing and lending agreement with a shareholder of our Controlling Shareholder, pursuant to which we lent listed equity shares in Bank of Qingdao to the shareholder of our Controlling Shareholder. As of December 31, 2019, the value of the listed equity shares was HK$1.2 billion (US$0.2 million). The stock loan is repayable on demand and interest free. The shareholder of our Controlling Shareholder pledged the listed equity share to a third party as collateral as of December 31, 2019. Based on our management’s assessment, no allowance for potential credit losses was provided for the year ended December 31, 2019.

In December 2019, we issued 4,526,627 Class B ordinary shares to Infinity Power Investments Limited for an aggregate subscription price of US$38.3 million in the form of private placement. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Mr. Calvin Choi, which owns 32.5% of the total outstanding shares of our Controlling Shareholder.

In March 2020, we listed the MTN Program on the SEHK and, subsequently in April 2020, we dual listed the MTN Program on the SGX-ST. Later in the same month, we extended the Exchange Offer under the MTN

Program. For further details, see “Item 4.A.—Information on the Company—History and Development of the Company—Our Company.”

Other Transactions with Related Parties

We provided subsidiaries of our controlling beneficial owner with underwriting services in its bond offerings. For the year ended December 31, 2019, the total amount of financial advisory fees that we charged these subsidiaries of our controlling beneficial owner was HK$15.7 million (US$2.0 million).

We made unsecured, interest bearing advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. As of December 31, 2019, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was HK$2.9 billion (US$0.4 billion).

In December 2018, we acquired certain securities held by a subsidiary of our Controlling Shareholder for HK$72.1 million. In 2019, we disposed all of the securities and recognized realized profit of HK$8.2 million (US$1.1 million).

In December 2019, the controlling person of the counterparty with which we entered into certain derivative agreements in April 2019 was appointed as a director, therefore the counterparty has become a related party of our company. Pursuant to these derivative agreements, the counterparty is entitled to a certain percentage of the gain of certain underlying assets if the market price or disposal price is higher than the agreed underlying price, and shall pay a sum equivalent to the loss of certain underlying assets if the market price or disposal price is lower than the agreed underlying price. For the year ended December 31, 2019 since the counterparty has become a related party of our company, the total amount of asset management service fee income and investment banking service fee income that we charged the counterparty was HK$0.5 million (US$0.1 million) and HK$3.0 million (US$0.4 million), respectively.

Employment Agreements

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Options

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Stock Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party license or other rights, breach of contract, labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations and cash flows.

Other Matters

AMTD Global Markets Limited, or AMTD GM, our wholly-owned subsidiary, was penalized by the Hong Kong Confederation of Insurance Brokers, or HKCIB, four times from 2016 to 2019 in relation to the retail advisory business distributing investment-linked products for failure to do everything possible to satisfy the insurance requirements of client and to place the interests of client before all other considerations, as well as failure to ensure that its technical representative is a fit and proper person. HKCIB issued fines to AMTD GM ranging from HK$50,000 to HK$250,000.

AMTD Group, our Controlling Shareholder, was founded by CK Hutchison Holdings Limited in 2003. The management teams of AMTD Group as well as AMTD GM were appointed by CK Hutchison Holdings Limited. In late 2015, L.R. Capital acquired a majority stake in AMTD Group and the then management team was replaced by the current management team in 2016.

Three of four of the cases for which the AMTD GM had been penalized by HKCIB were in relation to matters of similar nature whereby the previous management team and its insurance staff had not carried out their work in accordance with regulatory standards. Three separate cases occurred in 2011, 2012, and 2014, and were recorded as each case arose from a separate complaint. These cases concluded in April 2016, September 2016, and April 2019, respectively. These cases concluded in fines of HK$150,000, HK$50,000, and HK$250,000, respectively, on AMTD GM. Since the current management team had assumed its position in 2016, it had enhanced its internal control processes in order to prevent the reoccurrence of such lapses in proper procedures in the future.

Additionally, AMTD Group had terminated its retail advisory business distributing investment-linked products in May 2016, and has not been involved in the sale of investment-linked assurance schemes to new individual clients since but have instead focused only on corporate and institutional clients. Accordingly, our company, which is part of AMTD Group, is currently not involved in such retail advisory business or the sale of investment-linked assurance schemes to any new individual clients.

In 2018, HKCIB had conducted a regular inspection on AMTD GM and the result was a clean report with no identified issues or follow-up items. In addition, the profit from insurance brokerage business constitutes around 1% of net profit to AMTD GM, which is immaterial.

Dividend Policy

Although we intend to distribute dividends in the future, the amount, timing, and whether or not we actually distribute dividends at all is at the discretion of our board of directors.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in Hong Kong for our cash requirements, including any payment of dividends to our shareholders.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under the Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.

If we pay any dividends on our ordinary shares, we will pay those dividends that are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The ADSs, each representing one Class A ordinary share, have been listed on NYSE since August 5, 2019. The ADSs trade under the ticker symbol “HKIB.” 5,694,724 Class A ordinary shares have been listed on SGX-ST since April 8, 2020 and trade under the symbol “HKB.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing one Class A ordinary share, have been listed on NYSE since August 5, 2019. The ADSs trade under the symbol “HKIB.” 5,694,724 Class A ordinary shares have been listed on SGX-ST since April 8, 2020 and trade under the symbol “HKB.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our third amended and restated memorandum and articles of association became effective on March 15, 2019. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Pursuant to Article 2 of our third amended and restated memorandum of association, our registered office is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands or at such other place as our board of directors may from time to time decide. Pursuant to Article 3 of our third amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company has full power and authority to carry out any object not prohibited by the Companies Law as the same may be revised from time to time, or any other law of the Cayman Islands.

Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class B ordinary Share shall entitle the holder thereof to twenty votes on all matters subject to vote at our general meetings, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our chairman of the board of directors and chief executive officer, Calvin Choi, or any other person or entity designated by Mr. Choi, each of such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Our ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in our currently effective memorandum and articles of association. On a poll, each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. On a show of hands, each holder of Class A ordinary shares or Class B ordinary shares has one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the total number of votes attaching to all issued and outstanding ordinary shares which are present in person or by proxy entitled to vote at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together holds shares which carry in aggregate not less than one-third of the total number of votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election, Removal and Remuneration of Directors. Unless otherwise determined by our company in general meeting, our currently effective memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by ordinary resolution. A director shall not be required to hold any Shares in the Company by way of qualification.

A director may be removed with or without cause by ordinary resolution.

The remuneration of the directors may be determined by the directors or by ordinary resolution of shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any such class or series of shares may, subject to any rights or restrictions for the time being attached to any classes or series, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights will not, subject to any rights or restrictions for the time being attached to the shares of that class or series, be deemed to be materially adversely varied by the creation, allotment, or issue of further shares ranking pari passu with or subsequent to them. The rights of the holders of shares will not be deemed to be materially adversely varied by the creation or issue of class or series of shares with preferred or other rights including, without limitation, the creation of class or series of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our currently effective memorandum and articles of association also authorizes our board of directors to create from time to time one or more classes or series of preferred shares and to determine, with respect to any such class or series of preferred shares, the terms and rights of that class or series, including:

•	the designation of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to create and issue new classes or series of shares (including preferred shares) and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil)

C.	Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions,” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.	Exchange Controls

Not applicable.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding or selling the ADSs and/or Class A ordinary shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling the ADSs and/or Class A ordinary shares. Under the current laws of Hong Kong:

•	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the ADSs and/or Class A ordinary shares.

•

Revenue gains from the sale of ADSs and/or Class A ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

•

Gains arising from the sale of ADSs, where the purchases and sales of ADSs and/or Class A ordinary shares are effected outside of Hong Kong such as, for example, on the NYSE, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the ADSs and/or Class A ordinary shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the ADSs and/or Class A ordinary shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	individual retirement accounts or other tax-deferred accounts;

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets and the market price of our ADSs, we do not believe we were a PFIC in 2019 and do not expect to be one for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sale election.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. The ADSs are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs, but not our ordinary shares, will be treated as marketable stock.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with SEC a registration statement on Form F-1 (File No. 333-232224), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with SEC a related registration statement on Form F-6 (File No. 333-232822) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the bank balances and loans receivable. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Hong Kong dollar or U.S. dollar. Certain of our transactions are denominated in foreign currencies and therefore we are exposed to foreign currency risk. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Hong Kong dollar because the value of our business is mainly denominated in Hong Kong dollar, while our ADSs will be traded in U.S. dollars.

In addition, foreign exchange risk also arises from the possibility that fluctuations in foreign exchange rates can impact the value of financial instruments. We are exposed to minimal foreign exchange risk since Hong Kong dollars are pegged against U.S. dollars. The impact of foreign exchange fluctuations in our earnings is included in foreign exchange differences, net in the consolidated statements of cash flows.

To the extent we need to convert U.S. dollars into Hong Kong dollars for our operations, appreciation of Hong Kong dollar against the U.S. dollar would reduce the amount in Hong Kong dollars we receive from the conversion. Conversely, if we decide to convert Hong Kong dollars into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Hong Kong dollar would reduce the U.S. dollar amounts available to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent two ordinary shares (or a right to receive two ordinary shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and, (iii) our reimbursable expenses related to the program are not known at this time.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-232224) relating to our initial public offering of 20,759,700 ADSs representing 20,759,700 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 3,113,955 additional ADSs representing 3,113,955 Class A ordinary shares, at an initial offering price of US$8.38 per ADS. The registration statement was declared effective by the SEC on August 2, 2019. AMTD Global Markets Limited and Loop Capital Markets LLC were the representatives of the underwriters.

We raised approximately US$192.6 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. For the period from August 2, 2019 to December 31, 2019, we have used approximately US$3.3 million of the net proceeds from our initial public offering for branding and marketing activities and other general administrative matters.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in our business and infrastructure expansion, fund potential acquisitions and investments, and use the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified in SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

In the course of auditing our consolidated financial statements as of January 1, 2017 and December 31, 2017, 2018, and 2019 and for each of the three years ended December 31, 2019, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) the lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of IFRS and SEC rules and regulations to address complex technical accounting issues and SEC reporting requirements, (ii) insufficient dedicated resources and experienced personnel involved in designing and reviewing internal controls over financial reporting, and (iii) failure to establish effective process over the identification, evaluation, and disclosure of related parties and related party transactions. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company.

To remediate our identified material weaknesses, we have adopted measures to improve our financial control over financial reporting, including, among others: (i) forming financial reporting and accounting team with personnel who have appropriate knowledge and experience of SEC reporting requirements; (ii) actively monitoring the work of internal audit service provider; (iii) organizing regular training for our accounting staff, especially training related to complex accounting standards and updates on IFRS and SEC reporting requirements; (iv) enhancing documentation procedures to be followed by the accounting personnel; and (v) adding resources to establish effective oversight and implement reporting requirements for related parties and related party transactions to ensure related accounting treatment and disclosure are accurate, complete and in compliance with IFRS. We believe that we have properly remediated these three material weaknesses as of the date of this annual report.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Changes in Internal Control over Financial Reporting

Except for the measures to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-232224) in connection with our initial public offering in August 2019, which was incorporated by reference thereto in this annual report.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	2018	2019
	HK$	HK$	US$
	(in thousands)
Audit Fees(1)	2,492	10,250	1,316
Audit-Related Fees(2)	—	1,152	148

Notes:

(1)

“Audit Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)

“Audit-Related Fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

All audit and permitted non-audit services provided by our principal accountant, including audit services, audit-related services, tax services, and other services as described above, must be and have been approved in advance by our audit committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a “controlled company” as defined under the NYSE Listed Company Manual, we are permitted to, and we have elected, not to comply with certain corporate governance requirements. We have elected to rely on exemptions with respect to the requirement that a majority of the board of directors consist of independent directors, the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors, and the requirement that we have a compensation committee that is composed entirely of independent directors. We have also elected to rely on an exemption as a new issuer for a one-year transition period following an initial public offering with respect to the requirement that we have an audit committee that is composed entirely of independent directors.

Other than as described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AMTD International Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.4*	Description of Securities

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.6	Instrument Constituting Warrants to Subscribe for Shares in the Registrant dated March 8, 2019 and the Exercise Notice dated April 10, 2019 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.7	Share Purchase Agreement between the Registrant and Indochina Fund Limited dated April 26, 2019 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.8	Share Purchase Agreement between the Registrant and Venture Garden Limited dated April 27, 2019 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.9	Share Purchase Agreement between the Registrant and David Chiu dated April 29, 2019 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.10	Share Purchase Agreement between the Registrant and Tongcheng-Elong Holdings Limited dated May 7, 2019 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.11	Share Purchase Agreement between the Registrant and Ching Cheong George Chan dated May 15, 2019 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.12	Share Purchase Agreement between the Registrant and People Better Limited dated May 13, 2019 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.13	Share Purchase Agreement between the Registrant and NHPEA IV Diamond Holding (Cayman) Limited dated May 17, 2019 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.14	Share Purchase Agreement between the Registrant and Mobvista International Technology Limited dated May 6, 2019 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.15	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated May 23, 2019 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.16	Share Purchase Agreement between the Registrant and Yuanyin International Limited dated May 22, 2019 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.17	Share Purchase Agreement between the Registrant and Manureen Financial Holdings Limited dated May 24, 2019 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document

4.18	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated May 24, 2019 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.19	Share Purchase Agreement between the Registrant and Weijie Chen dated May 29, 2019 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.20	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated May 29, 2019 (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.21	Share Purchase Agreement between the Registrant and Sun Hung Kai Strategic Capital Limited dated June 18, 2019 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.22*	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019

4.23*	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019

4.24*	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019

4.25*	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019

4.26*	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Scheme Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

***	To be filed by amendment.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD International Inc.

By:	/s/ Calvin Choi
	Name:	Calvin Choi
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 30, 2020

AMTD INTERNATIONAL INC.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of AMTD International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD International Inc. (the Company) as of December 31, 2018 and 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2019.

Hong Kong

April 30, 2020

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

		Year ended December 31,
	Notes	2017	2018	2019
		HK$	HK$	HK$
REVENUE
Fee and commission income		278,976,203	367,538,115	580,006,276
Dividend and gain related to disposed investment		69,508,298	99,227,724	100,551,728

		348,484,501	466,765,839	680,558,004
Net fair value change on financial assets at fair value through profit or loss and stock loan		684,679,252	256,460,295	(641,603,993)
Net fair value change on derivative financial asset	14	—	—	1,165,220,000

	5	1,033,163,753	723,226,134	1,204,174,011
Other income	5	17,914,166	15,392,775	22,090,268
Operating expenses, net	6	(111,563,188)	(52,582,107)	(114,696,855)
Staff costs	7	(102,204,502)	(68,024,513)	(94,607,497)
Finance costs	8	(28,724,758)	(9,047,063)	(27,705,955)

PROFIT BEFORE TAX		808,585,471	608,965,226	989,253,972
Income tax expense	9	(135,213,625)	(83,839,597)	(158,349,518)

PROFIT FOR THE YEAR AND TOTAL COMPREHENSIVE INCOME FOR THE YEAR		673,371,846	525,125,629	830,904,454

Attributable to:
Owners of the parent		568,266,428	468,061,079	938,272,885
Non-controlling interests		105,105,418	57,064,550	(107,368,431)

		673,371,846	525,125,629	830,904,454

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic, profit for the year attributable to ordinary equity holders of the parent	10	—	—	4.34

Diluted, profit for the year attributable to ordinary equity holders of the parent	10	—	—	4.34

Class B ordinary shares:
Basic, profit for the year attributable to ordinary equity holders of the parent	10	2.84	2.34	4.34

Diluted, profit for the year attributable to ordinary equity holders of the parent	10	2.84	2.34	4.34

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2018 AND 2019

		December 31,
	Notes	2018	2019
		HK$	HK$
Assets
Current assets
Accounts receivable	11	161,093,054	346,379,574,
Prepayments, deposits and other receivables	12	33,343,859	36,440,972
Due from a related company	26(b)(iii)	4,085,019	—
Due from immediate holding company	26(b)(i)	66,141,756	2,921,838,772
Due from fellow subsidiaries	26(b)(i)	2,596,118,859	—
Financial assets at fair value through profit or loss	13	1,953,078,309	1,572,697,716
Stock loan	13	1,535,679,600	1,200,980,200
Derivative financial asset	14	—	1,165,220,000
Other assets	15	615,491,200	245,502,780
Cash and bank balances	16	126,855,518	766,430,471

Total current assets		7,091,887,174	8,255,490,485

Non-current assets
Property, plant and equipment	17	131,206	30,997
Intangible assets	18	15,171,170	15,171,170

Total non-current assets		15,302,376	15,202,167

Total assets		7,107,189,550	8,270,692,652

Equity and liabilities
Current liabilities
Accounts payable	19	602,202,126	492,039,336
Margin loans payable	20	321,999,549	317,722,438
Other payables and accruals	21	80,123,688	178,017,594
Due to fellow subsidiaries	26(b)(i)	574,202,907	—
Due to immediate holding company	26(b)(i)	2,145,792,209	—
Tax payable		25,109,794	94,695,263

Total current liabilities		3,749,430,273	1,082,474,631

Non-current liabilities
Deferred tax liabilities	22	163,357,177	242,913,577
Derivative financial liability	23	—	20,813,810
Convertible bond	23	—	95,995,690

Total liabilities		3,912,787,450	1,442,197,708

Equity
Share capital
Class A ordinary shares (par value of US$0.0001 per share as at December 31, 2018 and 2019; nil and 8,000,000,000 shares authorized as at December 31, 2018 and 2019, respectively; nil and 41,084,851 shares as at December 31, 2018 and 2019, respectively)	24	—	32,162
Class B ordinary shares (par value of US$0.0001 per share as at December 31, 2018 and 2019; nil and 2,000,000,000 shares authorized as at December 31, 2018 and 2019, respectively; nil and 204,526,628 shares as at December 31, 2018 and 2019, respectively)	24	156,998	160,540
Capital reserve	24	1,312,802,676	4,551,187,228
Retained profits		1,338,842,129	2,277,115,014

Total ordinary shareholders’ equity		2,651,801,803	6,828,494,944
Non-controlling interests		542,600,297	—

Total equity		3,194,402,100	6,828,494,944

Total liabilities and equity		7,107,189,550	8,270,692,652

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

	Share capital	Capital reserve	Retained profits	Total	Non- controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$
At January 1, 2017	156,998	33,333,003	302,514,622	336,004,623	—	336,004,623
Capital injection to a subsidiary	—	1	—	1	—	1
Deemed contributions	—	1,279,469,671	—	1,279,469,671	380,430,329	1,659,900,000
Profit for the year and total comprehensive income for the year	—	—	568,266,428	568,266,428	105,105,418	673,371,846

At December 31,2017	156,998	1,312,802,675	870,781,050	2,183,740,723	485,535,747	2,669,276,470

At January 1, 2018	156,998	1,312,802,675	870,781,050	2,183,740,723	485,535,747	2,669,276,470
Capital injection to a subsidiary	—	1	—	1	—	1
Profit for the year and total comprehensive income for the year	—	—	468,061,079	468,061,079	57,064,550	525,125,629

At December 31, 2018	156,998	1,312,802,676	1,338,842,129	2,651,801,803	542,600,297	3,194,402,100

At January 1, 2019	156,998	1,312,802,676	1,338,842,129	2,651,801,803	542,600,297	3,194,402,100
Deemed disposal of non-controlling interest (i)	—	435,231,866	—	435,231,866	(435,231,866)	—
Exercise of warrants	1,308	94,196,292	—	94,197,600	—	94,197,600
Pre-IPO financing	6,451	419,375,698	—	419,382,149	—	419,382,149
Initial public offering	18,681	1,507,196,460	—	1,507,215,141	—	1,507,215,141
Capital injection to a subsidiary	—	9	—	9	—	9
Issuance of shares	9,264	782,384,227	—	782,393,491	—	782,393,491
Profit for the year and total comprehensive income for the year	—	—	938,272,885	938,272,885	(107,368,431)	830,904,454

At December 31, 2019	192,702	4,551,187,228	2,277,115,014	6,828,494,944	—	6,828,494,944

(i)

AMTD ISG and AMTD SI were indirectly held by AMTD Group for 79.13% before the Reorganization (see note 1.2). In March 2019, due to the Reorganization, the non-controlling shareholders surrendered their indirect interests in AMTD ISG and AMTD SI amounting to HK$435,231,866 which represented 20.87% of the total net assets of AMTD ISG and AMTD SI. Thereafter AMTD ISG and AMTD SI became wholly-owned subsidiaries of the Company. The non-controlling interests were reclassified into capital reserves as a deemed disposal of non-controlling interests.

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

		Year ended December 31,
	Notes	2017	2018	2019
		HK$	HK$	HK$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		808,585,471	608,965,226	989,253,972
Adjustments for:
Interest income	5	(158,863)	(7,681)	(18,677,943)
Finance costs	8	28,724,758	9,047,063	27,705,955
Depreciation	6	379,132	334,841	113,919
Dividend income	5	(22,564,600)	(99,227,724)	(92,316,548)
Gain related to disposed investment	5	(46,943,698)	—	(8,235,180)
Net fair value changes on financial assets at fair value through profit or loss and stock loan	5	(684,679,252)	(256,460,295)	641,603,993
Net fair value changes on derivative financial asset	14	—	—	(1,165,220,000)

		83,342,948	262,651,430	374,228,168
Decrease/(increase) in accounts receivable		(169,351)	(67,920,338)	(185,286,520)
Increase in prepayments, deposits and other receivables		(3,769,215)	(10,140,416)	(3,097,113)
(Increase)/decrease in due from a related company		(2,104,418)	7,500	—
(Decrease)/increase in other payables and accruals		(3,063,112)	73,607,010	97,893,906
Change in amount with immediate holding company		284,494,845	439,200,382	—
Change in amount with fellow subsidiaries		(460,296,468)	(699,864,420)	—
Decrease in financial assets at fair value through profit or loss		199,909,698	—	81,711,180
Increase in accounts payables		7,844,897	(229,906)	259,825,630

Cash from/(used in) operations		106,189,824	(2,688,758)	625,275,251
Profits tax paid		(44,586,669)	(17,435,053)	(9,207,649)
Dividend received		22,564,600	99,227,724	92,316,548
Interest received		158,863	7,681	1,115,839

Net cash flows generated from operating activities		84,326,618	79,111,594	709,499,989

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	17	(138,704)	(14,214)	(13,710)
Advance to immediate holding company		—	—	(2,957,926,150)

Net cash flows used in investing activities		(138,704)	(14,214)	(2,957,939,860)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		—	—	2,767,254,756
Share issue expenses		—	—	(58,263,976)
Proceeds from issue of warrants		—	—	15,699,600
Exercise of warrants		—	—	78,498,000
Proceeds from issue of convertible bond				116,809,500
Repayment of margin loans		(38,557,701)	(351,610,081)	(4,277,101)
Proceeds from margin loans		—	322,000,000	—
Financing costs paid		(28,724,758)	(9,047,063)	(27,705,955)

Net cash flows (used in)/generated from financing activities		(67,282,459)	(38,657,144)	2,888,014,824

NET INCREASE IN CASH AND CASH EQUIVALENTS		16,905,455	40,440,236	639,574,953
Cash and cash equivalents at beginning of year		69,509,827	86,415,282	126,855,518

CASH AND CASH EQUIVALENTS AT END OF YEAR		86,415,282	126,855,518	766,430,471

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	16	86,415,282	126,855,518	766,430,471

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.1	CORPORATE INFORMATION

AMTD International Inc. (the “Company”) (formerly known as AMTD Inc.) is a limited liability company incorporated in Cayman Islands on February 4, 2019. The Company completed its initial public offering on New York Stock Exchange on August 5, 2019.

The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) is involved in investment banking, the provision of financial advisory services, assets management services and strategic investments.

The Company’s immediate holding company is AMTD Group Company Limited (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”). The directors consider that the Company’s ultimate holding company is L.R. Capital Management Company (Cayman) Limited, a private company incorporated in the Cayman Islands.

Information about subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation	Issued and registered share capital		Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect
AMTD International Holding Group Limited (formerly known as AMTD Financial Planning Limited) (“AMTD IHG”)	Hong Kong (“HK”)	HK$	500,000	100%	—	Investment holding
AMTD Securities Limited	HK	HK$	1	—	100%	Investment holding
AMTD Global Markets Limited (formerly known as AMTD Asset Management Limited) (“AMTD GM”)	HK	HK$	1,561,610,980	—	100%	Provision of investment banking, financial advisory services and asset management services
Asia Alternative Asset Partners Limited (“AMTD AAAPL”)	HK	HK$	5,000,000	—	100%	Provision of investment advisory services
AMTD Strategic Investment Limited (“AMTD SI”)	HK	HK$	1	—	100%	Provision of strategic investment
AMTD Investment Solutions Group Limited (“AMTD ISG”)	HK	HK$	1	—	100%	Provision of strategic investment
AMTD Overseas Limited (formerly known as AMTD Europe Holdings Limited) (“AMTD Overseas”)	HK	HK$	1	—	100%	Strategic investment

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.1	CORPORATE INFORMATION (CONTINUED)

Information about subsidiaries (continued)

Particulars of the Company’s principal subsidiaries are as follows (continued):

Name	Place of incorporation	Issued and registered share capital		Percentage of equity attributable to the Company		Principal activities
				Direct	Indirect
AMTD Fintech Investment Limited (“AMTD FI”)	HK	HK$	1	—	100%	Strategic investment
AMTD Investment Inc. (“AMTD Investment”)	Cayman Islands	US$	1	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Investment Solutions Group (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Overseas (BVI) Limited	BVI	US$	1	—	100%	Investment holding
AMTD Fintech Investment (BVI) Limited	BVI	US$	1	—	100%	Investment holding

1.2	REORGANIZATION

In order to facilitate the Company’s initial public offering at the New York Stock Exchange, AMTD Group completed a Reorganization (the “Reorganization”) whereby, certain operating and their respective immediate holding entities under AMTD Group’s common control, were ultimately contributed to the Company:

•	On February 8, 2019, AMTD Investment was incorporated in Cayman Islands and directly held by the Company;

•	From March 12, 2019 to March 14, 2019, four wholly-owned subsidiaries were incorporated in the BVI and were held indirectly by the Company through AMTD Investment;

•

On March 18, 2019, the Company entered into sale and purchase agreements with AMTD Group and its subsidiaries which held the shares of AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI (collectively referred to as the “transferred entities”), pursuant to which AMTD Group and its subsidiaries agreed to contribute 100% of the share capital of the transferred entities to the Company for a total of 199,990,000 newly issued Class B ordinary shares of the Company. For AMTD ISG and AMTD SI with non-controlling interests, all shareholders had passed a resolution to provide consent to enter the sale and purchase agreements that involved the two entities and agreed that shareholders other than AMTD Group would not receive any consideration from the disposal of the two entities. The Company issued 199,990,000 Class B ordinary shares and holds the equity interests of AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI indirectly through the four newly set up BVI entities.

•	On April 1, 2019, the Securities and Futures Commission (“SFC”) approved the shareholder change of AMTD IHG, which holds two licensed subsidiaries (AMTD GM and AMTD AAAPL) governed by

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

1.2	REORGANIZATION (CONTINUED)

the SFC in Hong Kong, from AMTD Group to the Company. The sale and purchase agreement with respect to the transfer of AMTD IHG became effective automatically as approved by the SFC. AMTD Group transferred 100% of share capital of AMTD IHG to the Company. In return, the Company issued one Class B ordinary share to AMTD Group.

The Reorganization was completed on April 1, 2019. Through the Reorganization, the Company became the holding company of the companies now comprising the Group. Accordingly, for the purpose of preparation of the consolidated financial statements of the Group, the Company is considered as the holding company of the companies now comprising the Group throughout the years ended December 31, 2017, 2018 and 2019.

2.1	BASIS OF PRESENTATION

Basis of preparation

Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the beginning of the reporting period.

The consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of the Group for the relevant periods included the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

The consolidated statements of financial position of the Group as at December 31, 2018 and 2019 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the controlling shareholder’s perspective. No adjustments are made to reflect fair values, or to recognize any new assets or liabilities as a result of the Reorganization.

Equity interests in subsidiaries and/or businesses held by parties other than the controlling shareholder, and changes therein, prior to the Reorganization are presented as non-controlling interests in equity applying the principles of the pooling of interest method.

All intra-group transactions and balances have been eliminated on consolidation.

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) of the International Accounting Standards Board (“IASB”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, stock loan, derivative financial asset and derivative financial liability which are measured at fair value. The consolidated financial statements are presented in Hong Kong Dollars (“HK$”) unless otherwise stated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2017, 2018 and 2019. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.1	BASIS OF PRESENTATION (CONTINUED)

Basis of consolidation (continued)

returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Profit or loss is attributed to the owners of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

New standards and interpretation adopted by the Group

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments

The interpretation addresses the accounting for income taxes (current and deferred) when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes (often referred to as “uncertain tax positions”). It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profits or tax losses, tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances. Upon adoption of the interpretation, the Group considered whether it has any uncertain tax positions arising from the transfer pricing on its intergroup sales. Based on the Group’s tax compliance and transfer pricing study, the Group determined that it is probable that its transfer pricing policy will be accepted by the tax authorities. Accordingly, the interpretation did not have any impact on the financial position or performance of the Group.

An entity has to determine whether to consider each uncertain tax treatments separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group has applied the interpretation from its effective date. The adoption of the interpretation did not have any material impact on the Company’s consolidated financial statements.

IFRS 16 Leases

IFRS 16, which supersedes IAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognize a right-of-use asset

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES (CONTINUED)

New standards and interpretation adopted by the Group (continued)

IFRS 16 Leases (continued)

representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the consolidated statements of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The adoption of IFRS 16 did not have any impact on the consolidated financial statements of the Group as the companies within the Group did not enter into any lease contracts under their name.

Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of the Group.

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

New standards already adopted in previous financial statements in the application of IFRS 1 First Time Adoption of International Financial Reporting Standards

Amendments to IFRS 3 Definition of a Business

In October 2018, IASB issued the amendment to IFRS 3, Definition of a Business, which is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. Amendments to IFRS 3 clarify and provide additional guidance on the definition of a business. The amendments clarify that for an integrated set of activities and assets to be considered a business, it must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. A business can exist without including all of the inputs and processes needed to create outputs. The amendments remove the assessment of whether market participants are capable of acquiring the business and continue to produce outputs. Instead, the focus is on whether acquired inputs and acquired substantive processes together significantly contribute to the ability to create outputs. The amendments have also narrowed the definition of outputs to focus on goods or services provided to customers, investment income or other income from ordinary activities. Furthermore, the amendments provide guidance to assess whether an acquired process is substantive and introduce an optional fair value concentration test to permit a simplified assessment of whether an acquired set of activities and assets is not a business. The Group has early adopted the amendments. The Company acquired the intangible assets included in the consolidated financial statements through the acquisition of a subsidiary in 2015. The acquisition was determined to be and accounted for as an asset acquisition as the intangible assets met the fair value concentration test.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.3	ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS (CONTINUED)

New and revised IFRS not yet adopted by the Group

Amendments to IAS 1 and IAS 8 Definition of Material

Amendments to IAS 1 and IAS 8 provide a new definition of material. The new definition states that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The amendments clarify that materiality will depend on the nature or magnitude of information. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users. The Group expects to adopt the amendments prospectively from January 1, 2020. The amendments are not expected to have any significant impact on the Group’s consolidated financial statements.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current

Amendments to IAS 1 clarify the meaning of a right to defer settlement. If an entity’s right to defer settlement of a liability is subject to the entity complying with specified conditions, the entity has a right to defer settlement of the liability at the end of the reporting period if it complies with those conditions at that date. The amendments also clarify that the requirement for the right to exist at the end of the reporting period applies regardless of whether the lender tests for compliance at that date or at a later date. Management’s intention to settle in the short run does not impact the classification. Furthermore, the amendments clarify the meaning of settlement of a liability. Settlement by way of an entity’s own equity instruments is considered settlement for the purpose of classification of liabilities as current or non-current, with one exception. In cases where a conversion option is classified as a liability or part of a liability, the transfer of equity instruments would constitute settlement of the liability for the purpose of classifying it as current or non-current. Only if the conversion option itself is classified as an equity instrument would settlement by way of own equity instruments be disregarded when determining whether the liability is current or non-current. Unchanged from the current standard, a rollover of a borrowing is considered the extension of an existing liability and is therefore not considered to represent ‘settlement’. The Group expects to adopt the amendments retrospectively from January 1, 2022. Upon the adoption of the amendments, the liability component and the conversion option included in the derivative financial liability will be reclassified as current liabilities as the conversion option will be exercisable at any time after six months following the date of issuance of the convertible bond as disclosed in note 23 of the financial statements.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair value measurement

The Group measures its derivative financial instruments, debt and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair value measurement (continued)

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 —	based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 —	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 —	based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

A party is considered to be related to the Group if:

(a)	the party is a person or a close member of that person’s family and that person

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or of a parent of the Group;

or

(b)	the party is an entity where any of the following conditions applies:

(i)	the entity and the Group are members of the same group;

(ii)	one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);

(iii)	the entity and the Group are joint ventures of the same third party;

(iv)	one entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	the entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group; and the sponsoring employers of the post-employment benefit plan;

(vi)	the entity is controlled or jointly controlled by a person identified in (a);

(vii)	a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	the entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the parent of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the year in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation (continued)

Depreciation is calculated on a straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Furniture and fixtures	20%
Computer equipment	33	1/3%

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at each financial year end.

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in profit or loss in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets (other than goodwill)

The Company acquired the intangible assets included in the consolidated financial statements through the acquisition of a subsidiary in 2015. The Company early adopted the amendment to IFRS 3 on the definition of a business. The acquisition was determined to be and accounted for as an asset acquisition as the intangible assets met the fair value concentration test.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination or asset acquisition is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Security trading licenses and trading right

Purchased security trading license and trading right are stated at cost less any impairment losses and have indefinite useful life.

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortized cost, and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (continued)

Initial recognition and measurement (continued)

or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows, while financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective of both holding to collect contractual cash flows and selling. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortized cost (debt instruments)

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in profit or loss.

This category includes derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are also recognized as other income in profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (continued)

Financial assets at fair value through profit or loss (continued)

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	the rights to receive cash flows from the asset have expired; or

•

the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a “pass-through” arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of financial assets (continued)

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable which apply the simplified approach as detailed below.

Stage 1 —	Financial instruments for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 —	Financial instruments for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 —	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Simplified approach

For accounts receivable that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a default approach that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For accounts receivable that contain a significant financing component, the Group chooses as its accounting policy to adopt the simplified approach in calculating ECLs with policies as described above.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at amortized cost or at fair value through profit or loss (derivative financial instruments), as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of financial liabilities at amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable, margin loan payable, financial liabilities included in other payables and accruals, amount due to fellow subsidiaries and immediate holding company, derivative financial liability and convertible bond.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the statement of profit or loss. The net fair value gain or loss recognized in the statement of profit or loss does not include any interest charged on these financial liabilities.

Financial liabilities at amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in profit or loss.

Convertible bond

If the conversion option of convertible bond exhibits characteristics of an embedded derivative, it is separated from its liability component. On initial recognition, the derivative component of the convertible bond is measured at fair value and presented as part of derivative financial instruments. Any excess of proceeds over the amount initially recognized as the derivative component is recognized as the liability component. Transaction costs are apportioned between the liability and derivative components of the convertible bond based on the allocation of proceeds to the liability and derivative components when the instruments are initially recognized. The portion of the transaction costs relating to the liability component

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial liabilities (continued)

is recognized initially as part of the liability. The portion relating to the derivative component is recognized immediately in the statement of profit or loss.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or canceled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in profit or loss.

Derivative financial asset

Derivative financial asset is initially recognized at fair value on the date on which a derivative contract is entered into and is subsequently remeasured at fair value. Derivative financial asset is carried as an asset when the fair value is positive and as a liability when the fair value is negative. Any gain or loss arising from changes in fair value of the derivative financial asset is taken directly to profit or loss.

Day 1 profit or loss

If the fair value of the derivative financial asset at initial recognition differs from the transaction price and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1 input) or a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price is deferred and is only recognized as a gain or loss during the term of the derivative financial asset using a systematic basis that reflects a change in a factor (including time) that market participants would take into account when pricing the derivative financial asset.

Cash and cash equivalents

For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.

For the purpose of the consolidated statements of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and assets similar in nature to cash, which are not restricted as to use.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (continued)

the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The primary components of fee and commission income are investment banking fee and income and asset management fee.

(a)	Investment banking fee and income

Investment banking service income is composed of underwriting commission, brokerage fee and financial advisory fee. Underwriting commission earned from underwriting equity and debt securities is recognized at the point in time when the Group’s performance under the terms of a contractual arrangement is completed, which is typically at the closing of a transaction if there is no uncertainty or contingency related to the amount to be paid. The normal credit term is 60 to 120 days upon the completion of performance.

Brokerage fee earned from sales of equity and debt securities from underwriting is recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

Financial advisory fee is recognized as advice is provided to the customer, based on the estimated progress of work and when revenue is not probable of a significant reversal. The majority of the contracts have a duration of 60 to 120 days.

For investment banking service, each contract contains only one performance obligation.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from contracts with customers (continued)

(b)	Asset management fee

Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. The management fee and the performance-based incentive fee are earned for the provision of asset management services, which include portfolio diversification and rebalancing. These services represent a single performance obligation comprised of a series of distinct services which are substantially the same, being provided continuously over the contract period. Asset management fees consist of management and performance fees that are fixed or variable consideration. Variable consideration is determined based on underlying assets under management, i.e. AUM, of a customer’s account at a specified period end. Management fee is recognized when services are performed and the fee becomes known. Fixed consideration is recognized over the schedule period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Company. Performance-based incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal. For the years ended December 31, 2017, 2018 and 2019, the Company did not have any revenue related to such variable consideration and recognized from performance obligations satisfied in previous periods.

Brokerage and handling fees are recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.

For asset management services, when a single contract contains two performance obligations, the stand-alone selling prices of each of the distinct services underlying the performance obligations (i.e. management fee and performance-based incentive fee for asset management service and brokerage and handling fee for transaction processing service) are stated separately in the contract. These are the observable prices of services when the Company sells each of them separately.

Revenue from other sources

Fair value changes on financial assets at fair value through profit or loss and stock loan is recognized in the period in which they arise. Gain/loss recognized for the financial assets at fair value through profit or loss disposed during the current period is defined as gain/loss related to disposed investment, whereas gain/loss recognized for those financial assets at fair value through profit or loss in the consolidated statements of financial position held at the end of the reporting period is defined as net fair value changes on financial assets at fair value through profit or loss and stock loan.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract liabilities

A contract liability is recognized when the payment is made received or the payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract liabilities (continued)

For certain customers of asset management service, the Company requires upfront payment of management fee and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period. Asset management contracts normally cover periods of one to three years.

Employee benefits

Retirement benefit cost

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees. Contributions are made based on a percentage of the employees’ basic salaries and are charged to profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Group’s financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Income tax

Significant judgments on the future tax treatment of certain transactions are required in determining income tax provisions. The Group carefully evaluates tax implications of transactions and tax provisions are recorded accordingly. The tax treatment of such transactions is reconsidered periodically to take into account all changes in tax legislation.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:

Provision for expected credit losses on accounts receivable

The Group uses the probability of default approach to calculate ECLs for accounts receivable. The probability of default approach is initially based on the Group’s estimates on the probability of default and the loss given default, adjusted for factors of general economic conditions. The probability of default and loss given default are estimated based on the Group’s assessment on credit ratings of the accounts receivable and historical loss experience.

The assessment of the probability of default and the loss given default involves uncertainty and therefore ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and forecast economic conditions. The Group’s estimates may also not be representative of a customer’s actual default in the future. The information about the ECLs on the Group’s accounts receivable is disclosed in Note 11 and Note 29 to the consolidated financial statements.

Fair value of unlisted debt securities and unlisted equity investments

As at December 31, 2018 and 2019, the fair values of unlisted debt and equity investments-Investment C and Investment E (Note 13) were based on the prices of recent transactions of the same instruments with the same rights of the same issuers that occurred within 12 months without adjustment. The valuation relies on management’s judgment about whether there have been any events occurred from the date of last transaction and the year end that could significantly affect the prices.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

Estimation uncertainty (continued)

Fair value of unlisted debt securities and unlisted equity investments (continued)

As at December 31, 2018, the fair value of unlisted equity investment-Investment D (Note 13) has been estimated using an equity value allocation (“EVA”) valuation technique based on assumptions that are supported by observable recent transactions with similar risk characteristics. The valuation requires management to estimate the expected equity volatility and hence they are subject to uncertainty.

As at December 31, 2019, the fair value of the unlisted equity investment-Investment D was estimated using an EVA valuation technique relying on the hybrid method, considering two scenarios in a probability weighted expected return method (“PWERM”) framework, and using the option pricing method (“OPM”) to allocate value in one of the scenarios. The valuation requires the management to consider two scenarios in its PWERM analysis which was non-IPO exit event and IPO exit event and hence they were subject to uncertainty. The input of the equity value of unlisted equity investment-Investment D was estimated using market approach.

The Group classifies the fair value of these investments as Level 3.

Fair value of warrants

The fair value of the warrants was estimated using binominal option pricing model which requires the management to estimate volatility of the fair value of the equity securities. The Group classifies the fair value of warrants as Level 3.

Fair value of derivative financial asset

The fair value of the derivative financial asset in respect of the “Upside Participation and Profit Distribution Agreements” as detailed in Note 14 to the financial statements was estimated using the Monte Carlo Simulation (“MCS”) and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial asset as Level 3.

Fair value of the conversion option embedded in the convertible bond

The fair value of the conversion option embedded in the convertible bond is calculated based on the difference of the fair value of convertible bond as a whole using the binomial option pricing model, and the fair value of the loan using the discounted cash flow method. The valuation of the fair value of convertible bond as a whole requires the Group to determine credit spread, liquidity spread and volatility. The Group classifies the fair value of the conversion option embedded in the convertible bond as Level 3.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

4.	OPERATING SEGMENT INFORMATION

For management purposes, the Group is organized into business units based on their products and services and has three reportable operating segments as follows:

(a)

The investment banking segment assists customers in raising funds through equity and debt financing, providing underwriting for initial public offerings (“IPOs”), private placements and debt issuances and providing financial advisory services (including but not limited to domestic and cross border advisory services for merger and acquisitions).

(b)

The asset management segment provides a wide range of asset management products and services, including in relation to listed equity, fixed income securities, hedge funds, structured products, foreign exchange, private equities, alternative investments, discretionary account services, investment advisory services and external asset management services.

(c)	The strategic investment segment engages in proprietary investments and management of investment portfolio mainly focuses on financial services and asset classes in Hong Kong and China.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of adjusted profit/loss before tax from operations. The adjusted result before tax from operations is measured consistently with the Group’s profit before tax from operations after allocation of controllable costs of specialized staff, commission paid to asset management segment and finance costs to strategic investment segment for the first half 2019 and starting from the third quarter of 2019, the immediate holding company charged a fixed service fee of HK$6,000,000 per quarter in place of previous recharging arrangement. Other corporate income and expenses such as staff costs not directly attributable to segment, office rental and administrative expenses are excluded from such measurement.

Segment assets exclude property, plant and equipment, tax recoverable, amounts due from fellow subsidiaries and immediate holding company, prepayments, deposits and other receivables, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude amounts due to fellow subsidiaries and immediate holding company, tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment revenue and results

Year ended December 31, 2017

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from external customers	208,162,829	70,813,374	—	278,976,203
—others	—	—	754,187,550	754,187,550

	208,162,829	70,813,374	754,187,550	1,033,163,753
Segment results	197,333,389	48,059,488	739,674,246	985,067,123

Other income				17,674,605
Unallocated finance costs				(15,285,311)
Corporate and other unallocated expenses				(178,870,946)

Profit before tax				808,585,471

Other segment information
Depreciation				379,132
Capital expenditure*				138,704

*	Capital expenditure consists of additions of property, plant and equipment.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment revenue and results (continued)

Year ended December 31, 2018

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from external customers	288,591,129	78,946,986	—	367,538,115
—others	—	—	355,688,019	355,688,019
Intersegment	—	172,809	—	172,809

	288,591,129	79,119,795	355,688,019	723,398,943
Reconciliation
Intersegment				(172,809)

				723,226,134

Segment results	254,901,096	57,385,943	350,306,996	662,594,035

Other income				15,372,350
Unallocated finance costs				(3,666,040)
Corporate and other unallocated expenses				(65,335,119)

Profit before tax				608,965,226

Other segment information
Depreciation				334,841
Capital expenditure*				14,214

*	Capital expenditure consists of additions of property, plant and equipment.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment revenue and results (continued)

Year ended December 31, 2019

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from external customers	455,955,912	124,050,364	—	580,006,276
—others	—	—	624,167,735	624,167,735

	455,955,912	124,050,364	624,167,735	1,204,174,011
Segment results	413,354,182	109,182,198	624,167,734	1,146,704,114

Other income				22,088,780
Unallocated finance costs				(27,705,955)
Corporate and other unallocated expenses				(151,832,967)

Profit before tax				989,253,972

Other segment information
Depreciation				113,919
Capital expenditure*				13,710

*	Capital expenditure consists of additions to property, plant and equipment.

Segment assets and liabilities

	December 31,
	2018	2019
	HK$	HK$
Segment assets
Investment banking	134,855,898	64,813,018
Asset management	712,011,344	539,713,339
Strategic investments	3,494,527,773	2,894,217,916

Total segment assets	4,341,395,015	3,498,744,273
Unallocated corporate assets	2,765,794,535	4,771,948,379

Total assets	7,107,189,550	8,270,692,652

Segment liabilities
Investment banking	15,000,000	—
Asset management	663,698,964	492,039,337
Strategic investments	321,999,549	317,722,439

Total segment liabilities	1,000,698,513	809,761,776
Unallocated corporate liabilities	2,912,088,937	632,435,932

Total liabilities	3,912,787,450	1,442,197,708

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment assets and liabilities (continued)

The unallocated segment assets and liabilities mainly consist of amounts due from and due to related companies, respectively, which are not directly attributable to individual segments.

Geographical information

The following table sets forth the Group’s revenue from external customers by geographical areas based on the location of the customers:

Year ended December 31, 2017

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	70,332,752	11,352,777	81,685,529
Mainland China	137,830,077	53,184,060	191,014,137
Others	—	6,276,537	6,276,537

	208,162,829	70,813,374	278,976,203

Year ended December 31, 2018

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	128,880,466	39,451,207	168,331,673
Mainland China	158,780,244	36,615,872	195,396,116
Others	930,419	2,879,907	3,810,326

	288,591,129	78,946,986	367,538,115

Year ended December 31, 2019

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	118,086,900	21,441,042	139,527,942
Mainland China	300,078,498	92,797,260	392,875,758
United States	30,342,514	3,229,613	33,572,127
Others	7,448,000	6,582,449	14,030,449

	455,955,912	124,050,364	580,006,276

The Group’s revenue is derived solely from its operations in Hong Kong based on the location in which contracts were executed and services were rendered.

As at December 31, 2018 and 2019, non-current assets, for the purpose of geographical information, consisting of property, plant and equipment and intangible assets, were all located in Hong Kong.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Information about a major customer

During the years ended December 31, 2017, 2018 and 2019, no revenue derived from a single external customer accounted for 10% or more of the total revenue of the Group.

5.	REVENUE AND OTHER INCOME

An analysis of revenue is as follows:

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Revenue from contracts with customers
Investment banking
Investment banking fee and income	208,162,829	288,591,129	455,955,912

Asset management
Management fee and performance-based incentive fee	47,774,685	43,465,186	103,509,196
Brokerage and handling fees	16,270,055	31,393,570	19,383,099
Others	6,768,634	4,088,230	1,158,069

	70,813,374	78,946,986	124,050,364

	278,976,203	367,538,115	580,006,276

Revenue from other sources
Strategic investment
Dividend income	22,564,600	99,227,724	92,316,548
Gain related to disposed investment	46,943,698	—	8,235,180

	69,508,298	99,227,724	100,551,728

Net fair value changes on financial assets at fair value through profit or loss and stock loan
-from listed equity shares, at quoted price	684,660,652	202,304,000	(683,060,000)
-from unlisted debt securities	—	86,000	—
-from unlisted equity shares	18,600	54,070,295	41,456,007

Total net fair value changes on financial assets at fair value through profit or loss and stock loan	684,679,252	256,460,295	(641,603,993)

Net fair value changes on derivative financial asset
-from derivative financial asset	—	—	1,165,220,000

	—	—	1,165,220,000

	1,033,163,753	723,226,134	1,204,174,011

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information

The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, “Operating Segment Information”. The following tables present disaggregated revenue information:

Year ended December 31, 2017

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage fee	150,649,829	—	—	150,649,829
Financial advisory fee	57,513,000	—	—	57,513,000
Asset management
Management fee and performance-based incentive fee	—	47,774,685	—	47,774,685
Brokerage and handling fee	—	16,270,055	—	16,270,055
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	684,679,252	684,679,252
Gain related to disposed investment	—	—	46,943,698	46,943,698
Dividend income	—	—	22,564,600	22,564,600
Others	—	6,768,634	—	6,768,634

Total	208,162,829	70,813,374	754,187,550	1,033,163,753

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	150,649,829	23,038,689	173,688,518
Services transferred over time	57,513,000	47,774,685	105,287,685

Total revenue from contracts with customers	208,162,829	70,813,374	278,976,203

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information (continued)

Year ended December 31, 2018

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage fee	217,002,789	—	—	217,002,789
Financial advisory fee	71,588,340	—	—	71,588,340
Asset management
Management fee and performance-based incentive fee	—	43,465,186	—	43,465,186
Brokerage and handling fee	—	31,393,570	—	31,393,570
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	256,460,295	256,460,295
Dividend income	—	—	99,227,724	99,227,724
Others	—	4,088,230	—	4,088,230

Total	288,591,129	78,946,986	355,688,019	723,226,134

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	217,002,789	35,481,800	252,484,589
Services transferred over time	71,588,340	43,465,186	115,053,526

Total revenue from contracts with customers	288,591,129	78,946,986	367,538,115

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information (continued)

Year ended December 31, 2019

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage	403,573,912	—	—	403,573,912
Financial advisory fee	52,382,000	—	—	52,382,000
Asset management
Management fee and performance-based incentive fee	—	103,509,196	—	103,509,196
Brokerage and handling fees	—	19,383,099	—	19,383,099
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	(641,603,993)	(641,603,993)
Net fair value changes on derivative financial instruments	—	—	1,165,220,000	1,165,220,000
Gain related to disposed investment	—	—	8,235,180	8,235,180
Dividend income	—	—	92,316,548	92,316,548
Others	—	1,158,069	—	1,158,069

Total	455,955,912	124,050,364	624,167,735	1,204,174,011

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	403,573,912	20,541,168	424,115,080
Services transferred over time	52,382,000	103,509,196	155,891,196

Total revenue from contracts with customers	455,955,912	124,050,364	580,006,276

The following table shows the amount of revenue recognized in the current period that were included in the contract liabilities at the beginning of the reporting period:

	December 31, 2018	December 31, 2019
	HK$	HK$
Revenue recongised that was included in contract liabilities at the beginning of the reporting period:
Asset management	—	39,296,815

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

5.	REVENUE AND OTHER INCOME (CONTINUED)

(ii)	Performance obligations

The Company started to receive advances from its customers of asset management in 2018. The transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2018 and 2019 are as follows:

	December 31, 2018	December 31, 2019
	HK$	HK$
Within one year	37,165,868	75,077,754
More than one year	17,945,950	36,896,409

	55,111,818	111,974,163

The remaining performance obligations expected to be recognized in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year.

Other income

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Bank interest income	158,863	7,681	1,115,839
Interest income from the immediate holding company (Note 26(a)(v)) (Note 26(b)(i))	—	—	17,562,104
Other income from a fellow subsidiary (Note 26(b)(iv))	15,285,311	3,666,040	—
Management fee income from a fellow subsidiary	2,231,559	—	—
Others	238,433	11,719,054	3,412,325

	17,914,166	15,392,775	22,090,268

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

6.	OPERATING EXPENSES, NET

Operating expenses and foreign exchange differences included in the consolidated statement of profit or loss and other comprehensive income are as follows:

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Operating expenses
Marketing and brand promotional expenses	26,207,524	11,864,097	12,903,989
Premises costs and office utilities
—Premises costs	18,361,737	9,465,094	11,965,344
—Office utilities	7,421,124	6,117,640	9,152,802

	25,782,861	15,582,734	21,118,146

Traveling and business development expenses	18,460,191	10,860,318	19,362,587
Commissions and bank charges	7,978,311	5,197,984	2,307,050
Office renovation and maintenance expenses	15,880,216	1,603,484	1,430,834
Administrative service fee (Note 26(a)(iii))	—	—	12,000,000
Legal and professional fees
—Auditor’s remuneration	503,240	789,000	11,402,267
—Other legal and professional fees	5,268,795	1,650,070	11,776,501

	5,772,035	2,439,070	23,178,768

Staff welfare and staff recruitment expenses	7,637,277	3,659,523	2,471,705
Others
—Depreciation	379,132	334,841	113,919
—Foreign exchange differences, net	(206,072)	382,757	12,596,647
—Other expenses	3,671,713	657,299	7,213,210

	3,844,773	1,374,897	19,923,776

	111,563,188	52,582,107	114,696,855

7.	STAFF COSTS

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Salaries and bonuses	101,092,455	67,187,493	93,703,848
Pension scheme contributions (defined contribution schemes)	1,112,047	837,020	903,649

	102,204,502	68,024,513	94,607,497

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

8.	FINANCE COSTS

An analysis of finance costs from operations is as follows:

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Interests on margin loans payable	28,724,758	9,047,063	27,705,955

9.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2018: 16.5%; 2017: 16.5%) on the estimated assessable profits arising in Hong Kong:

		Year ended December 31,
	Note	2017	2018	2019
		HK$	HK$	HK$
Hong Kong profits tax
Charge for the year		19,988,157	43,127,820	69,585,469
Overprovision in prior year		—	(2,359,495)	—
Deferred tax	21	112,969,008	33,148,500	79,556,400
The People’s Republic of China withholding tax charge for the year		2,256,460	9,922,772	9,207,649

		135,213,625	83,839,597	158,349,518

A reconciliation of tax expense and profit before tax at the Hong Kong statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Profit before tax	808,585,471	608,965,226	989,253,972

Tax at statutory tax rate of 16.5%	133,416,603	100,479,262	163,226,906
Tax effect of non-taxable income	(3,834,400)	(25,554,680)	(23,255,305)
Tax effect of non-deductible expenses	3,308,966	1,355,050	8,952,076
Tax effect of unrecognized temporary difference	13,522	16,553	223,434
Tax effect of tax loss not recognized	64,264	10,797	24,541
Overprovision in prior year	—	(2,359,495)	—
Utilization of tax losses previously not recognized	(11,790)	(30,662)	(29,783)
Withholding tax on the dividend income	2,256,460	9,922,772	9,207,649

Income tax expense	135,213,625	83,839,597	158,349,518

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The Company’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and is not convertible into Class B ordinary share under any circumstances. Each Class B ordinary share is entitled to twenty votes and is convertible into one Class A ordinary share at any time by the holder thereof.

The basic earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are calculated by dividing the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent by the number of Class A ordinary shares and Class B ordinary shares, respectively, after the Reorganisation as mentioned in Note 1.2.

The diluted earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are based on the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent, adjusted to reflect the interest on the convertible bond and fair value (gain)/loss on the derivative component of the convertible bonds, which are immaterial in 2019. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation, the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Basic earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class A	—	—	69,906,757

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class B	568,266,428	468,061,079	868,366,128

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	—	—	16,112,737

Weighted average number of Class B ordinary shares outstanding—basic	200,000,001	200,000,001	200,148,822

Basic earnings per share (HK$) Class A	—	—	4.34

Basic earnings per share (HK$) Class B	2.84	2.34	4.34

Diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class A	—	—	69,906,757

Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class B	568,266,428	468,061,079	868,366,128

Denominator:
Weighted average number of Class A ordinary shares outstanding—diluted	—	—	16,117,254
Weighted average number of Class B ordinary shares outstanding—diluted	200,000,001	200,000,001	200,204,936

Diluted earnings per share (HK$) Class A	—	—	4.34

Diluted earnings per share (HK$) Class B	2.84	2.34	4.34

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	Number of shares
	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Shares:
Weighted average number of Class A ordinary shares in issue during the year used in the basic earnings per share calculation	—	—	16,112,737
Effect of dilution – weighted average number of ordinary shares:
Warrants	—	—	864
Convertible bond	—	—	3,653

	—	—	16,117,254

Weighted average number of Class B ordinary shares in issue during the year used in the basic earnings per share calculation	200,000,001	200,000,001	200,148,822
Effect of dilution – weighted average number of ordinary shares:
Warrants	—	—	10,728
Convertible bond	—	—	45,386

	200,000,001	200,000,001	200,204,936

In addition to the transactions detailed elsewhere in the consolidated financial statements, there have been no other transactions involving Class A and Class B ordinary shares between the reporting date and the date of authorization of these financial statements.

11.	ACCOUNTS RECEIVABLE

		December 31,
	Notes	2018	2019
		HK$	HK$
Receivable from investment banking services	(i)	134,855,898	66,740,188
Receivable from brokers and clearing house	(ii)	10,813,497	261,329,847
Clients’ receivables	(ii)	12,848,608	18,309,539
Margin loan receivable	(iii)	2,575,051	—

		161,093,054	346,379,574

Notes:

(i)

The normal settlement terms of receivables from investment banking services are specific terms mutually agreed between the contracting parties. Receivable from investing banking services is non-interest bearing.

As at December 31, 2018, the Group’s receivable from investment banking services of HK$70,875,980 are due from fellow subsidiaries, which are repayable on similar credit terms to those offered to the major

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

11.	ACCOUNTS RECEIVABLE (CONTINUED)

customers of the Group. There is no amount due from the immediate holding company as at December 31, 19. (Note 26(b)(ii)).

(ii)

The normal settlement terms of clients’ receivables and receivable from brokers and clearing houses arising from asset management services are 2 days after trade date or at specific terms agreed with brokers and clearing houses. Overdue clients’ receivable is interest-bearing. As at December 31, 2019, the Group’s clients’ receivables of HK$2,142,145 which are due from fellow subsidiaries, which are repayable on similar credit terms to those offered to the major customers of the Group. The Group did not have any clients’ receivables due from fellow subsidiaries as at December 31, 2018.

(iii)	As at December 31, 2018, the Group had collateral of listed shares with fair value amounted to HK$3,808,116 in margin financing business. Margin loan receivable is interest-bearing.

The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimize credit risk. Overdue balances are reviewed regularly by senior management. Except for the margin loan receivable, the Group does not hold any collateral over its accounts receivable.

An aging analysis of the accounts receivable as at the end of the reporting periods, based on the due date, net of loss allowance is as follows:

	December 31,
	2018	2019
	HK$	HK$
Not yet due	95,469,641	294,541,514
Past due
Within 1 month	732,497	41,032,006
1 to 3 months	840,942	5,232,320
Over 3 months	64,049,974	5,573,734

	161,093,054	346,379,574

As at December 31, 2018 and 2019, accounts receivable was due from a number of reputable corporate clients, brokers and individual clients.

Margin loan receivable are assessed for impairment under stage 1 of general approach. Where applicable, an impairment analysis is performed at each reporting date by considering the probability of default of comparable companies with published credit ratings. Their recoverability was assessed with reference to the credit status of the debtors. The expected credit losses as at December 31, 2018 are considered to be minimal and no loss allowance of margin loan receivable was provided.

An impairment analysis of clients’ receivables, receivable from brokers and clearing house, and receivable from investment banking services is performed at each reporting date using probability of default approach to measure expected credit losses. The probability of default and loss given default are estimated based on the Group’s assessment on credit ratings of the accounts receivable and historical loss experience. The notion or categorization of credit risk rating is for internal risk management purposes and is not equivalent to the similar terms applied by other credit rating agencies. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

As at December 31, 2018, the probability of default was ranged from 0.13% to 0.80% and the loss given default was estimated to be 45%. As at December 31, 2019, the probability of default was ranged from 0.14% to 18.24% and the loss given default was estimated to be 45%.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

11.	ACCOUNTS RECEIVABLE (CONTINUED)

	Internal credit risk rating
	AAA	AA	A	BBB	BB	CCC	Total
As at December 31, 2018
Expected credit loss rate	0.13%	—	0.30%	0.49%	0.80%	—	—
Gross carrying amount (HK$‘000)	668	—	72,535	83,454	1,861	—	158,518

	Internal credit risk rating
	AAA	AA	A	BBB	BB	CCC	Total
As at December 31, 2019
Expected credit loss rate	—	0.14%	0.17%	0.33%	0.59%	18.24%	—
Gross carrying amount (HK$‘000)	—	141,440	64,914	136,928	1,826	1,272	346,380

The expected credit losses as at December 31, 2018 and 2019 were immaterial and no loss allowance for accounts receivable was provided.

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2018	2019
	HK$	HK$
Prepayments	27,301,254	35,085,959
Deposits	451,759	451,593
Other receivables	5,590,846	903,420

	33,343,859	36,440,972

Deposits and other receivables mainly represent rental deposits and deposits with event organizers. Where applicable, an impairment analysis is performed at each reporting date by considering the probability of default of comparable companies with published credit ratings.

As at December 31, 2018 and 2019, the probability of default applied ranged from 0.33% to 0.50% and the loss given default was estimated to be 45%. The recoverability was assessed with reference to the credit status of the debtors, and the expected credit loss as at December 31, 2018 and 2019 is considered to be minimal.

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN

	December 31,
	2018	2019
	HK$	HK$
Financial assets at fair value through profit or loss	1,953,078,309	1,572,697,716
Stock loan	1,535,679,600	1,200,980,200

	3,488,757,909	2,773,677,916

Listed equity shares, at quoted price
—Investment A	3,134,040,000	2,450,980,000
—Investment B	73,476,000	—

Total listed equity shares, at quoted price	3,207,516,000	2,450,980,000

Unlisted debt securities
—Investment C	78,316,000	—

Unlisted equity shares
—Investment C	—	77,023,394
—Investment D	47,417,581	47,149,360
—Investment E	155,508,328	198,525,162

Total unlisted equity shares	202,925,909	322,697,916

	3,488,757,909	2,773,677,916

The above unlisted investments at December 31, 2018 and 2019 were equity shares investments and debt securities issued by enterprises. The Group has not elected to recognize equity share investments at the fair value gain or loss through other comprehensive income. Debt securities were mandatorily classified as financial assets at fair value through profit or loss as their contractual cash flows are not solely payments of principal and interest or are managed on fair value basis. Financial assets at fair value through profit or loss are categorized into levels 1 and 3.

As at December 31, 2018 and 2019, the Group’s listed equity investments with a carrying amount of HK$1,598,360,400 and HK$1,249,999,800, respectively, were pledged against its margin loans payable.

On September 17, 2017, the Group entered into a stock borrowing and lending agreement (“stock loan”) with the intermediate holding company, pursuant to which the Group lent certain listed equity investment in Investment A to the intermediate holding company. The stock loan is repayable on demand and interest free.

The intermediate holding company pledged the listed equity shares to a third party as collateral for loan facilities maturing in 2022. In November 2018, the Group demanded and partially recovered some of the listed equity investments with carrying amounts of HK$660,983,400.

As at December 31, 2018 and 2019, the fair values of the listed equity shares under the stock loan were HK$1,535,679,600 and HK$1,200,980,200, respectively. In addition, the unrealized gain on the stock loan were HK$98,441,000 for the year ended December 31, 2018, and the unrealized loss on the stock loan was HK$334,699,400 for the year ended December 31, 2019.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

14.	DERIVATIVE FINANCIAL ASSET

On April 1, 2019, two subsidiaries of the Group entered into “Upside Participation and Profit Distribution Agreements” (the “Agreements”) with a counterparty in relation to the movement of the share price of the entirety of the listed shares of Investment A (Note 13) the Group owns (“Underlying Assets”). The Agreements have an original term of 12 months and can be extended for any further period or terminated at any time upon mutual agreement of the contracting parties. Pursuant to the Agreements:

(a)

The counterparty is entitled to 25% (the “Sharing Percentage”) of the gain of the Underlying Assets if the quoted market price or disposal price of the Underlying Assets is higher than HK$8.1 per share (the “Underlying Price”);

(b)	The counterparty shall pay a sum equivalent to the loss if the quoted market price or disposal price of the Underlying Assets is lower than Underlying Price (“Participation Cost”); and

(c)

Dividend or cash distributions generated from the Underlying Assets during the term of the Agreements shall be received by the Group for its sole benefit and shall not be included in the computation of the Profit or the Participation Cost.

Further addendums to the Agreements were entered into on June 30, July 1, September 30, and December 31, 2019 (the “Addendums”), where:

•

On June 30, 2019, the term of the Agreements was modified from 12 months to 3 months and could be roll-forward for an additional three-month period upon mutual agreement between the contracting parties provided that the Underlying Assets are not fully disposed by the Group on the termination date.

•

On July 1, 2019, the Agreements were extended for a 3-month period to September 30, 2019 and the Underlying Price was modified from HK$8.1 to HK$9.0 and the Sharing Percentage was modified from 25% to 40%.

•	On September 30, 2019, the Agreements were extended for another three-month period to December 31, 2019.

•	On December 31, 2019, the Agreements were further extended for an another three-month period to March 31, 2020.

In December 2019, the controlling person of the counterparty, with which the Group has entered into the Agreements, was appointed as a Director to the Board of Directors of the Company. Accordingly, the counterparty became a related party of the Company.

The Agreements together with the Addendums satisfied the definition of derivative financial asset in accordance with IFRS 9 and were stated at fair value with any subsequent changes recognized in profit or loss. In addition, since the transaction price of the derivative financial asset differed from the fair value at origination and the fair value was based on a valuation technique using significant inputs not observable, the difference between the transaction price and the fair value (Day 1 profit or loss) was deferred and amortized during the term of the Agreements.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)

The table below shows the movement of:

(i)	the profit or loss not recognized when the derivative financial asset was initially recognized (Day 1 profit or loss);

(ii)	net carrying amount presented in the consolidated statements of financial position; and

(iii)	net fair value change on derivative financial asset presented in profit or loss

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net change in fair value recognized in profit or loss
	HK$	HK$	HK$	HK$
As at January 1, 2019	—	—	—	—
Initial transaction on April 1, 2019	355,294,216	(355,294,216)	—	—
Recognized in profit and loss prior to contract renegotiation on July 1, 2019
- Changes in fair value	106,129,339	—	106,129,339	106,129,339
- Recognition of day 1 profit or loss	—	88,338,180	88,338,180	88,338,180

As at June 30, 2019	461,423,555	(266,956,036)	194,467,519	194,467,519
Contract renegotiation on July 1, 2019	115,758,384	(115,758,384)	—	—

As at July 1, 2019	577,181,939	(382,714,420)	194,467,519	194,467,519
Recognized in profit and loss prior to contract renegotiation on September 30, 2019
- Changes in fair value	230,436,061	—	230,436,061	230,436,061
- Recognition of day 1 profit or loss	—	382,714,420	382,714,420	382,714,420

As at September 30, 2019	807,618,000	—	807,618,000	807,618,000
Contract renegotiation on September 30, 2019	1,538,635	(1,538,635)	—	—

As at September 30, 2019	809,156,635	(1,538,635)	807,618,000	807,618,000
Recognized in profit and loss prior to contract renegotiation on December 31, 2019
- Changes in fair value	356,063,365	—	356,063,365	356,063,365
- Recognition of day 1 profit or loss	—	1,538,635	1,538,635	1,538,635

As at December 31, 2019	1,165,220,000	—	1,165,220,000	1,165,220,000
Contract renegotiation on December 31, 2019	(17,847,221)	17,847,221	—	—

As at December 31, 2019	1,147,372,779	17,847,221	1,165,220,000	1,165,220,000

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

15.	OTHER ASSETS

The Group maintains segregated bank accounts with corporate banks to hold clients’ monies on trust under custody arising from its asset management and other business. The Group has classified the clients’ monies as other assets under the assets section of the consolidated statements of financial position and recognized the corresponding amounts as clients’ monies held on trust in accounts payable (Note 19) to respective clients on the basis that it is legally liable for any possible loss or misappropriation of the clients’ monies. The Group is not allowed to use the clients’ monies to settle its own obligations.

	December 31,
	2018	2019
	HK$	HK$
Segregated clients’ bank accounts balances:
- Asset management business	586,096,042	225,439,918
- Others	29,395,158	20,062,862

	615,491,200	245,502,780

16.	CASH AND BANK BALANCES

	December 31,
	2018	2019
	HK$	HK$
Cash and cash equivalents:
- Cash on hand	31,031	31,031
- General bank accounts	126,824,487	766,399,440

Total cash and cash equivalents	126,855,518	766,430,471

Cash at banks earns interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

17.	PROPERTY, PLANT AND EQUIPMENT

	Furniture and fixtures	Computer equipment	Total
	HK$	HK$	HK$
Cost:
At January 1, 2018	11,090	4,045,710	4,056,800
Additions	—	14,214	14,214

At December 31, 2018 and January 1, 2019	11,090	4,059,924	4,071,014
Additions	—	13,710	13,710

At December 31, 2019	11,090	4,073,634	4,084,724

Accumulated depreciation:
At January 1, 2018	4,060	3,600,907	3,604,967
Charge for the year	2,218	332,623	334,841

At December 31, 2018 and January 1, 2019	6,278	3,933,530	3,939,808
Charge for the year	2,218	111,701	113,919

At December 31, 2019	8,496	4,045,231	4,053,727

Carrying amount:
At December 31, 2019	2,594	28,403	30,997

At December 31, 2018	4,812	126,394	131,206

At January 1, 2018	7,030	444,803	451,833

18.	INTANGIBLE ASSETS

HK$
Net carrying amount as at December 31, 2018 and 2019	15,171,170

The intangible assets represented securities trading licenses and trading right with indefinite useful lives because they are expected to contribute to the net cash flows of the Group indefinitely and therefore, are not amortized. The recoverable amount of the intangible assets is determined by reference to the market evidence of recent transaction prices for similar licensed corporations.

19.	ACCOUNTS PAYABLE

		December 31,
	Note	2018	2019
		HK$	HK$
Clients’ payables	(i)	12,157,051	256,423,531
Payables to clearing house and brokers	(i)	3,153,820	9,062,629
Clients’ monies held on trust (Note 15)		586,891,255	226,553,176

		602,202,126	492,039,336

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

19.	ACCOUNTS PAYABLE (CONTINUED)

Note:

(i)

As at December 31, 2018 and 2019, payables to clearing house and brokers and clients’ payable arising from assets management business are repayable 2 days after trade date or at pre-agreed specified terms.

An aging analysis of the accounts payable as at the end of the reporting period is as follows:

	December 31,
	2018	2019
	HK$	HK$
Within one month	15,310,871	265,486,160
Repayable on demand	586,891,255	226,553,176

	602,202,126	492,039,336

The balances of accounts payable are unsecured and non-interest-bearing.

20.	MARGIN LOANS PAYABLE

As at December 31, 2018 and 2019, the balances are interest-bearing at a rate of 6.75% per annum (“p.a.”) and 6.625% p.a., respectively, and secured by the Group’s financial assets at fair value through profit or loss of HK$1,598,360,400, and HK$1,249,999,800, respectively (Note 13).

21.	OTHER PAYABLES AND ACCRUALS

		December 31,
	Notes	2018	2019
		HK$	HK$
Accruals and other payables		25,011,870	66,043,431
Contract liabilities	(i)	55,111,818	111,974,163

		80,123,688	178,017,594

Note:

(i)	Contract liabilities include upfront fees received to deliver asset management services. The Company started to receive advances from its customers of asset management services in 2018.

Movements in contract liabilities during the years ended December 31, 2017, 2018 and 2019 are as follows:

HK$
January 1, 2018	—
Deferred revenue received during the year	58,344,702
Revenue recognized during the year	(3,232,884)

At December 31, 2018	55,111,818

Deferred revenue received during the year	127,418,656
Revenue recognized during the year	(70,556,311)

At December 31, 2019	111,974,163

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

22.	DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities during the years are as follows:

Unrealized gain on investment HK$
January 1, 2018	130,208,677
Deferred tax charged to profit or loss during the year (Note 9)	33,148,500

At December 31, 2018 and January 1, 2019	163,357,177
Deferred tax charged to profit or loss during the year (Note 9)	79,556,400

At December 31, 2019	242,913,577

As at December 31, 2018 and 2019, the Group had estimated tax losses arising in Hong Kong of HK$1,041,831 and HK$1,010,061 subject to the agreement by the Hong Kong Inland Revenue Department, that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized in respect of the unutilized tax losses arising in Hong Kong as it is not considered probable that taxable profits would be available against which the tax losses can be utilized.

23.	CONVERTIBLE BOND

On December 19, 2019, the Company issued 2% convertible bond with a principal amount of US$15,000,000. There was no movement in the number of these convertible bond during the year. The bond is convertible at the option of the bondholders into ordinary shares at any time after six months following the date of issuance of the bond and prior to the close of business on the second business day immediately preceding the maturity date of June 30, 2023. The conversion rate is 99.44 ADSs per US$1,000 principal. The conversion rate is subject to adjustment upon the occurrence of certain events that have an impact on the number of outstanding shares of the Company. The bondholder of the bond can convert all or any portion of the bond that equals to or greater than US$10,000,000. However, the purchaser can only exercise such right to convert for no more than twice. Any convertible notes not converted, as well as the accrued interest, will be repaid on June 30, 2023.

On initial recognition, the derivative component of the convertible bonds is measured at fair value and presented as part of derivative financial liability. Any excess of proceeds over the amount initially recognized as the derivative component is recognized as the liability component.

The movement of convertible bond during the year is as follows:

	Liability component	Derivative financial liability
	HK$	HK$
At December 31, 2017, 2018	—	—
Convertible bond issued during the year	95,995,690	20,813,810

At December 31, 2019	95,995,690	20,813,810

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

24.	SHARE CAPITAL AND CAPITAL RESERVE

	2018	2019
Share Capital
Authorized
Class A ordinary shares	8,000,000,000	8,000,000,000
Class B ordinary shares	2,000,000,000	2,000,000,000

Issued and fully paid:
Class A ordinary shares	—	41,084,851
Class B ordinary shares	200,000,001	204,526,628

Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty votes on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class A ordinary share is not convertible into Class B ordinary shares under any circumstances. Except for the voting rights and the conversion rights, the Class A ordinary shares and the Class B ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

As at December 31, 2019, the Company had ordinary shares outstanding comprising of 41,084,851 Class A ordinary shares and 204,526,628 Class B ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2018 and 2019.

			Share capital	Capital reserve
	Notes		HK$	HK$
As at January 1, 2017	(i	)	156,998	33,333,003
Capital injection to a subsidiary			—	1
Deemed contributions	(ii	)	—	1,279,469,671

As at December 31, 2017			156,998	1,312,802,675
Capital injection to a subsidiary			—	1

As at December 31, 2018			156,998	1,312,802,676
Deemed disposal of non-controlling interests			—	435,231,866
Exercise of warrants	(iii	)	1,308	94,196,292
Pre-IPO financing	(iv	)	6,451	419,375,698
Initial public offering	(v	)	18,681	1,507,196,460
Capital injection to subsidiaries			—	9
Issuance of shares	(vi	)	9,264	782,384,227

As at December 31, 2019			192,702	4,551,187,228

Notes:

(i)

As described in Note 1.2, the issued capital of the Company is presented as if the shares after completion of the Reorganisation were issued since inception. The carrying amount of the issued capital of HK$156,998 (equivalent to US$20,000) as at January 1, 2017, December 31, 2017 and 2018 represents nominal amount of the 200,000,001 Class B ordinary shares at US$0.0001 per share issued by the Company.

All issued shares to the contributing shareholder of AMTD IHG, AMTD ISG, AMTD SI, AMTD Overseas and AMTD FI during the Reorganisation are Class B ordinary shares.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

24.	SHARE CAPITAL AND CAPITAL RESERVE (CONTINUED)

The equity interest of AMTD GM was transferred between two companies within its group. The amount of consideration in excess of the net asset value of AMTD GM on the transaction date was recorded in capital reserve.

(ii)

For the year ended December 31, 2017, the intermediate holding company of AMTD ISG and AMTD SI issued new shares representing equity interest of 20.87% to independent investors. It was accounted for as an equity transaction with the non-controlling interests and a decrease in equity attributable to owners of the Company, and recorded in capital reserve, based on the proportionate share of the subsidiaries net assets of HK$34,009,199 upon issuance of new shares.

Besides, a balance of HK$1,313,478,870 due to the former holding company of a subsidiary was waived and recorded as deemed contribution.

(iii)

On March 6, 2019, the Company issued warrants for an aggregate consideration of US$2 million. Each warrant entitles the holder thereof to subscribe for one ordinary share at a subscription price of US$7.2. On April 10, 2019, the warrant holder exercised the warrants in full and paid an additional amount of US$10 million for 1,666,666 Class A ordinary shares. At the end of the reporting period, the Company had no warrants outstanding.

(iv)	Between April 26, 2019 and June 19, 2019, the Company issued 8,236,838 Class A ordinary shares to third parties investors for an aggregate consideration of US$53.5 million for the pre-IPO financing.

(v)

On August 5, 2019, the Company completed its Initial Public Offering (“IPO”) on the New York Stock Exchange under the symbol of “HKIB”. The Company issued an aggregate 23,873,655 American Depositary Shares (“ADSs”), representing 23,873,655 Class A Ordinary Shares for total net proceeds of HK$1,507.2 million after deducting listing expenses of HK$58.3 million.

(vi)

In December 2019, the Company issued an aggregate of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares, both with par value US$0.0001 per share, for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited in the form of private placement. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Mr. Calvin Choi, Chairman and Chief Executive Officer of the Company.

25.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

During the years ended December 31, 2017 and 2018, the Group purchased financial assets at fair value through profit or loss of HK$1,675,510,800 and HK$203,607,914, respectively, by way of current accounts with fellow subsidiaries. No such item occurred during the year ended December 31, 2019.

During the year ended December 31, 2017, the repayment of margin loans payable of HK$248,183,452 was directly settled by sales proceeds upon the disposal of financial assets at fair value through profit or loss.

On April 10, 2019, the warrant holder exercised the warrants in full and paid an additional amount of US$10 million for 1,666,666 Class A ordinary shares and therefore, the warrant was reclassified from financial liability to equity.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

25.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(b)	Changes in liabilities arising from financing activities

	Margin loans payable	Derivative financial liability	Convertible bond	Total
	HK$	HK$	HK$	HK$
At January 1, 2017	638,350,783	—	—	638,350,783
Cash flow changes from financing activities	(38,557,701)	—	—	(38,557,701)
Released from disposal of financial assets at fair value through profit or loss	(248,183,452)	—	—	(248,183,452)
Interest expenses	28,724,758	—	—	28,724,758
Interest paid	(28,724,758)	—	—	(28,724,758)

At December 31, 2017	351,609,630	—	—	351,609,630
Cash flow changes from financing activities	(29,610,081)	—	—	(29,610,081)
Interest expenses	9,047,063	—	—	9,047,063
Interest paid	(9,047,063)	—	—	(9,047,063)

At December 31, 2018	321,999,549	—	—	321,999,549
Cash flow changes from financing activities	(4,277,111)	20,813,810	95,995,690	112,532,389
Interest expense	27,705,955	—	—	27,705,955
Interest paid	(27,705,955)	—	—	(27,705,955)

At December 31, 2019	317,722,438	20,813,810	95,995,690	434,531,938

(c)	Changes in the movement of balances with related parties

	Year ended December 31, 2017
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Operating activities	(2,104,418)	(460,296,468)	284,494,845
Financing activities	—	1,675,510,800	—

Net cash (outflow)/inflow	(2,104,418)	1,215,214,332	284,494,845

	Year ended December 31, 2018
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Operating activities	7,500	(699,864,420)	439,200,382
Financing activities	—	203,607,914	—

Net cash inflow/(outflow)	7,500	(496,256,506)	439,200,382

	Year ended December 31, 2019
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Investing activities	—	—	(2,957,926,150)

Net cash outflow	—	—	(2,957,926,150)

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

26.	RELATED PARTY TRANSACTIONS

(a)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		Year ended December 31,
	Notes	2017	2018	2019
		HK$	HK$	HK$
Underwriting services rendered to immediate holding company	(i)	31,221,600	—	26,420,072

Financial advisory services rendered to fellow subsidiaries	(i)	—	70,988,340	15,691,000

Management fee income from a fellow subsidiary	(i)	2,231,559	—	—

Management fee income from immediate holding company	(i)	—	—	150,000

Investment advisory fee paid to a fellow subsidiary	(i)	15,000	180,000	180,000

Insurance commission paid to a fellow subsidiary	(i)	81,606	57,063	84,133

Asset management services rendered to a fellow subsidiary	(i)	—	5,784,775	457,431

Acquisition of investment from a fellow subsidiary	(ii)	—	72,072,000	—

Administrative service fee paid to immediate holding company	(iii)	—	—	12,000,000

Interest income from immediate holding company	(v)	—	—	17,562,104

Recharge from/(to) immediate holding company
—Staff costs		66,163,850	11,678,050	17,936,752
—Premises cost		17,910,916	9,329,432	5,300,986
—Office renovation		14,118,570	1,250,906	869,214
—Other operating expenses / (income), net		10,512,120	(1,753,759)	9,798,649

	(iii)	108,705,456	20,504,629	33,905,601

Net fair value change on derivative financial asset entered into with a related party controlled by a director of the Company	(vi)	—	—	1,165,220,000

Asset management service fee income from a related party controlled by a director of the Company	(i)	—	—	478,611

Investment banking service fee income from a related party controlled by a director of the Company	(i)	—	—	2,999,584

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years: (Continued)

Notes:

(i)	The terms of these services were comparable to the fee and conditions offered to the major customers of the Group.

(ii)	The transaction represented the transfer of 234,000 ordinary shares of a listed company from its fellow subsidiary based on the market price as at December 12, 2018.

(iii)

During the years ended December 31, 2017 and 2018, staff costs, office renovation and other operating expenses (e.g. advertisement and promotional expense) were recharged by the immediate holding company based on the proportion of the Company’s revenue to the consolidated revenue of the immediate holding company, net of expenses incurred by the Group. Premises cost was recharged based on actual usage. Starting from the third quarter of year 2019, the immediate holding company charged a fixed service fee of HK$6,000,000 per quarter in place of previous recharging arrangement.

(iv)

As at June 30, 2018, the Group transferred the retail insurance brokerage business to fellow subsidiaries at net asset value of HK$775,955, including accounts and other receivables of HK$1,366,402 and accounts and other payables of HK$590,447 through current accounts. The fellow subsidiaries were disposed by the immediate holding company to a third party on the same date.

(v)	The transaction represented the interest income carried at 2% per annum (Note 5) of advance amount to immediate holding company which was payable on demand.

(vi)

In December 2019, the controlling person of the counterparty, with which the Group has entered into the Agreements (Note 14), was appointed as a Director to the Board of Directors of the Company. Accordingly, the counterparty became a related party of the Company.

(b)	Outstanding balances with related parties:

(i)

As at January 1, 2017, the Group had an outstanding balance due from a fellow subsidiary of HK$130,000,000 which was unsecured, bears interest of 2.5% per annum and repayable on demand. Interest receivable at January 1, 2017 amounted to HK$3,223,360 was included in due from fellow subsidiaries. During the year ended December 31, 2017, the outstanding balance of HK$130,000,000 became interest free. As at December 31, 2017, the outstanding balance of HK$130,000,000 and interest receivable of HK$3,223,360 were unsecured, interest free and repayable on demand and were included in amounts due from fellow subsidiaries. During the year ended December 31, 2018, the balances due from the fellow subsidiary were fully settled.

During the year ended December 31, 2017, the Group advanced HK$70,332,300 (equivalent to US$9,000,000), which was unsecured, interest free and repayable on demand, to a fellow subsidiary. At December 31, 2017, the outstanding balance of HK$70,332,300 was included in amounts due from fellow subsidiaries. During the year ended December 31, 2018, such balance was fully settled.

As at December 31, 2018, the Group’s outstanding balances due from its fellow subsidiaries and immediate holding company arising from intercompany advances were unsecured, interest free and repayable on demand, except for the balances described above.

As at December 31, 2018, the Group’s outstanding balances due to its fellow subsidiaries and immediate holding company arising from intercompany advances were unsecured, interest free and repayable on demand.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Outstanding balances with related parties: (Continued)

On August 5, 2019, the Group entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As at December 31, 2019, the net balance between the Group and the immediate holding company was an amount due from immediate holding company of HK$2,921,838,772, which bears interest at 2% per annum and are unsecured and repayable on demand. The Group did not have any outstanding balances with its fellow subsidiaries as at December 31, 2019 due to the intercompany financing agreement. For the years ended December 31, 2018 and 2019, there was no provision for credit loss on amounts due from fellow subsidiaries and immediate holding company.

(ii)

As at December 31, 2018, the Group had an outstanding accounts receivable balance due from its fellow subsidiaries of HK$70,875,980. The balances arose from the provision of investment banking services and the balances were non-interest bearing with settlement terms mutually agreed by both parties. There was no such balance as at December 31, 2019.

As at December 31, 2019, the Group’s client receivables of HK$2,142,145 and HKD$156,659,071 were due from fellow subsidiaries and a related party which is controlled by a director of the Company, respectively. The balance arose the normal settlement term of two days after trade date arising from asset management services. Any overdue balance is interest-bearing. There was no such balance as at December 31, 2018.

(iii)

As at December 31, 2018, the Group had an outstanding balance due from a related company associated with a major shareholder of HK$4,085,019. This balance was unsecured, interest free and repayable on demand. For the year ended December 31, 2018, there was no provision of credit loss on amount due from the related company. During the year ended December 31, 2019, the immediate holding company acquired the Company’s receivable from the related company of HK$4,075,351 at cost through the current account with the Company. The Group did not have any outstanding balances with the related company as at December 31, 2019.

(iv)

As at December 31, 2017, the Group held listed equity shares with fair value of HK$489,600,000 through a share custody entrustment agreement with a fellow subsidiary. The fellow subsidiary was the beneficiary owner of the shares and therefore the fellow subsidiary recorded the listed equity shares as its financial assets. The listed equity shares were used to secure part of the Group’s margin loans payable as at December 31, 2017.

The fellow subsidiary shall bear all costs and expenses in connection with the custody, acquisition and disposal of the listed equity shares. The Group recorded other income from a fellow subsidiary of HK$15,285,311 and HK$3,666,040 for the years ended December 31, 2017 and 2018, respectively, in connection with the reimbursement of interest expenses of the related margin loans payable. As at December 31, 2018 and 2019, the Group did not hold any listed equity shares through the share custody entrustment agreement.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

26.	RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	Compensation of key management personnel of the Group:

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Short-term employee benefits	8,745,651	19,473,470	43,062,534
Other long-term benefit	53,624	61,428	92,700

	8,799,275	19,534,898	43,155,234

27.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows:

As at December 31, 2018

Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortized cost	Total
	HK$	HK$	HK$
Accounts receivable	—	161,093,054	161,093,054
Financial assets included in prepayments, deposits and other receivables	—	6,042,605	6,042,605
Due from a related company	—	4,085,019	4,085,019
Due from immediate holding company	—	66,141,756	66,141,756
Due from fellow subsidiaries	—	2,596,118,859	2,596,118,859
Financial assets at fair value through profit or loss	1,953,078,309	—	1,953,078,309
Stock loan	1,535,679,600	—	1,535,679,600
Other assets	—	615,491,200	615,491,200
Cash and bank balances	—	126,855,518	126,855,518

	3,488,757,909	3,575,828,011	7,064,585,920

Financial liabilities

Financial liabilities at amortized cost
HK$
Accounts payable	602,202,126
Margin loans payable	321,999,549
Financial liabilities included in other payables and accruals	25,011,870
Due to fellow subsidiaries	574,202,907
Due to immediate holding company	2,145,792,209

3,669,208,661

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

27.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

The carrying amounts of each of the categories of financial instruments as at the end of the reporting period are as follows: (continued)

As at December 31, 2019

Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortized cost	Total
	HK$	HK$	HK$
Accounts receivable	—	346,379,574	346,379,574
Financial assets included in prepayments, deposits and other receivables	—	1,355,013	1,355,013
Due from immediate holding company	—	2,921,838,772	2,921,838,772
Financial assets at fair value through profit or loss	1,572,697,716	—	1,572,697,716
Stock loan	1,200,980,200	—	1,200,980,200
Derivative financial asset	1,165,220,000	—	1,165,220,000
Other assets	—	245,502,780	245,502,780
Cash and bank balances	—	766,430,471	766,430,471

	3,938,897,916	4,281,506,610	8,220,404,526

Financial liabilities

	Financial liabilities at fair value through profit or loss—Held for trading	Financial liabilities at amortized cost	Total
	HK$	HK$	HK$
Accounts payable	—	492,039,336	492,039,336
Margin loans payable	—	317,722,438	317,722,438
Financial liabilities included in other payables and accruals	—	66,043,431	66,043,431
Derivative financial liability	20,813,810	—	20,813,810
Convertible bond	—	95,995,690	95,995,690

	20,813,810	971,800,895	992,614,705

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

28.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are as follows:

	Carrying amounts		Fair values
	December 31,		December 31,
	2018	2019	2018	2019
	HK$	HK$	HK$	HK$
Financial assets
Financial assets at fair value through profit or loss	1,953,078,309	1,572,697,716	1,953,078,309	1,572,697,716
Derivative financial asset	—	1,165,220,000	—	1,147,372,779
Stock loan	1,535,679,600	1,200,980,200	1,535,679,600	1,200,980,200

	3,488,757,909	3,938,897,916	3,488,757,909	3,921,050,695

Financial liabilities
Derivative financial liability and convertible bond	—	116,809,500	—	116,809,500

Management has assessed that the fair values of cash and cash balances, accounts receivable, financial assets included in prepayments, deposits and other receivables, accounts payable, financial liabilities included in other payables and accruals, clients’ monies held on trust, margin loans payable, and balances with a related company, fellow subsidiaries and immediate holding company, approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand.

The Group’s finance department headed by the finance director is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the chief financial officer. At each reporting date, finance department analyzes the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer.

The valuation procedures applied include consideration of recent transactions in the same security or financial instrument, recent financing of the investee companies, economic and market conditions, current and projected financial performance of the investee companies, and the investee companies’ management team as well as potential future strategies to realize the investments.

The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

As at December 31, 2018 and 2019, the fair values of listed equity investments, including the stock loan, were based on quoted market prices.

As at December 31, 2018 and 2019, the fair values of unlisted debt and equity investments-Investment C and Investment E were based on the prices of recent transactions of the same instruments with the same rights of the same issuers that occurred within 12 months without adjustment.

As at December 31, 2018, the fair value of unlisted equity investment-Investment D has been estimated using an EVA valuation technique based on assumptions that are supported by observable recent transactions with similar risk characteristics. The valuation requires management to estimate the expected equity volatility and hence they are subject to uncertainty.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

28.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

As at December 31, 2019, the fair value of the unlisted equity investment-Investment D was estimated using forward price/earnings (“P/E”) ratio as the valuation multiple and an EVA valuation technique is used by relying on the hybrid method, considering two scenarios in a probability weighted expected return method (“PWERM”) framework, and using the option pricing method (“OPM”) to allocate value in IPO exist scenario. The valuation requires the management to consider two scenarios in its PWERM analysis which was non-IPO exit event and IPO exit event and hence they were subject to uncertainty. The input of the equity value of unlisted equity investment-Investment D was estimated using market approach.

The fair value of the derivative financial asset in relation the Agreements was estimated using the MCS and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial asset as Level 3. The management believed that the estimated fair values resulting from the valuation technique were reasonable. The accounting policy of the day 1 profit or loss arising from the difference between the transaction price and the fair value upon initial recognition is disclosed in Note 2.4 to the consolidated financial statements.

The fair value of the conversion option embedded in the convertible bond is calculated based on the difference of the fair value of convertible bond as a whole using binomial method, and the fair value of the loan using the discounted cash flow method. The valuation of the fair value of convertible bond as a whole requires the Group to determine credit spread, liquidity spread and volatility.

Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2018:

	Valuation technique	Significant unobservable input	Range	Sensitivity of value to the input
Unlisted equity investments	EVA	Equity volatility	56.72%	5% increase/ decrease in volatility results in decrease/ increase in fair value by 0.27%/0.15%

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

28.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as at December 31, 2019:

	Valuation technique	Significant unobservable input	Range	Sensitivity of value to the input
Unlisted equity investment	Multiple/ EVA	Equity volatility	33.08%	5% increase/decrease in volatility results in decrease/increase in fair value by 1.0%/0.3%

		Average P/E multiple of peers	10.8	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 5.4%/4.1%

Derivative financial asset	MCS	Calculated volatility of the Underlying Assets	32.82%-36.28%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.02%/0.23%

		Credit rating	BB	One rank level increase in credit rating of the counterparty from BB to BBB results in increase in fair value by 0.04%

				One rank level decrease in credit rating of the counterparty from BB to B results in decrease in fair value by 0.80%

Derivative financial liability	Binomial option pricing model	Volatility	67.87%	5% increase/decrease in volatility results in increase/decrease in fair value by 4.58%/4.66%

		Credit spread	12.52%	5% increase/decrease in credit spread results in increase/decrease in fair value by 0.32%/0.32%

		Liquidity spread	2.99%	increase/decrease in liquidity spread would not result in change in fair value

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

28.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value Hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As at December 31, 2018
Financial assets at fair value through profit or loss	1,671,836,400	—	281,241,909	1,953,078,309
Stock loan	1,535,679,600	—	—	1,535,679,600

	3,207,516,000	—	281,241,909	3,488,757,909

As at December 31, 2019
Financial assets at fair value through profit or loss	1,249,999,800	—	322,697,916	1,572,697,716
Stock loan	1,200,980,200	—	—	1,200,980,200
Derivative financial asset	—	—	1,165,220,000	1,165,220,000

	2,450,980,000	—	1,487,917,916	3,938,897,916

Liability measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As at December 31, 2019
Derivative financial liability	—	—	20,813,810	20,813,810

The Group did not have any financial liabilities measured at fair value as at December 31, 2018.

During the years ended December 31, 2017, 2018 and 2019, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

28.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The movements in fair value measurements within Level 3 during the years are as follow:

	Year ended December 31,
	2017	2018	2019
	HK$	HK$	HK$
Unlisted debt securities and unlisted equity shares at fair value through profit or loss:
At January 1,	—	15,629,400	281,241,909
Total unrealized gain recognized in profit or loss	18,600	54,156,295	41,456,007
Purchase	15,610,800	211,456,214	—

At December 31,	15,629,400	281,241,909	322,697,916

December 31, 2019
HK$
Warrants at fair value through profit or loss:
At January 1,	—
Issued	15,699,600
Exercised	(15,699,600)

At December 31,	—

December 31, 2019
HK$
Derivative financial asset (Note 14):
At January 1,	—
Recognition of day 1 profit or loss	472,591,235
Other fair value gains recognized in profit or loss	692,628,765

At December 31,	1,165,220,000

December 31, 2019
HK$
Derivative financial liability (Note 23):	—
Convertible bond issued during the year	—
Issued	20,813,810

At December 31, 2019	20,813,810

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group has various financial assets and liabilities such as financial assets at fair value through profit or loss, stock loan, accounts receivable, accounts payable, financial assets included in prepayments, deposits and other receivables, financial liabilities included in other payables and accruals, clients’ monies held on trust, margin loans payable, amounts with a related company, fellow subsidiaries and immediate holding company which primarily arise directly from its operations.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

The main risks arising from the Group’s financial instruments are price risk, foreign currency risk, credit risk and liquidity risk. Management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.

Price risk

Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities.

The Group is exposed to equity securities price risk because certain investments held by the Group are classified in the consolidated statements of financial position as financial assets at fair value through profit or loss and derivative financial asset. Result for the year would increase/decrease as a result of gains/losses on equity securities classified as financial assets at fair value through profit or loss and derivative financial asset.

At December 31, 2018 and 2019, if there had been a 5% increase/decrease in the market value of listed equity shares included in financial assets at fair value through profit or loss and stock loan with all other variables held constant, the Group’s profit before tax would have been approximately HK$160,375,800 and HK$122,549,000 higher/lower.

At December 31, 2018 and 2019, if there had been a 5% increase/decrease in the market value of unlisted equity shares and unlisted debt securities, included in financial assets at fair value through profit or loss, with all other variables held constant, the Group’s profit before tax would have been approximately HK$14,062,095 and HK$16,134,896 higher/lower.

The Group had concentration risk in its strategic investments segment as 46% and 46% of financial assets at fair values through profit or loss at December 31, 2018 and 2019, respectively, and 100% of stock loan at December 31, 2018 and 2019 were investments in listed equity shares in Investment A.

On April 1, 2019, the Group entered Agreements with the counterparty in relation to the movement of the share price of the entirety of the listed shares of Investment A the Group owns (“Underlying Assets”) to reduce the changes in fair value of financial assets of the Group. The Agreements were modified and renewed several times as disclosed in Note 14. The derivative financial asset is initially recognized at fair value and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss. During the year ended December 31, 2019, changes in the fair value of the derivative financial asset of HK$1,165,220,000, were charged to profit or loss.

The Group is also exposed to equity price risk arising from changes in the price of the Company’s own shares to the extent that the Company’s own equity investments underlie the fair values of derivatives. At December 31 2019, the Group was exposed to this risk through the conversion rights attached to the convertible bond (Note 23) issued by the Company. If there have been increase/ decrease in the share price by 5%, it will result in increase in the profit before tax by HK$822,015 or decrease by HK$791,873. There was no such equity price risk as at December 31, 2018.

Foreign currency risk

Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of the Group, i.e. HK$, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. As HK$ is

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Foreign currency risk (continued)

currently pegged to United States dollars (“US$”), management considers that there is no significant foreign currency risk arising from the Group’s monetary assets and the liability denominated in US$.

The Group’s key currency risk exposure primarily arises from accounts receivable and bank balances denominated in Australian Dollar (“AUD”), Euro (“EUR”), Renminbi (“RMB”) and New Taiwan Dollar (“NTD”). The sensitivity at the end of the reporting period to a reasonably possible change in the AUD, EUR, RMB and NTD exchange rate, with all other variables held constant, of the Group’s profit before tax is as followings:

Foreign currency sensitivity

If AUD had appreciated/depreciated by 5% with all other variables held constant, the increase/decrease on the Group’s profit before tax would be HK$84,996, HK$3,536 and HK$780 for the years ended December 31, 2017, 2018 and 2019, respectively.

If EUR had appreciated/depreciated by 5% with all other variables held constant, the increase/decrease on the Group’s profit before tax for the year would be HK$4,903 for the year ended December 31, 2017.

If RMB had appreciated/depreciated by 5% with all other variables held constant, the increase/decrease on the Group’s profit before tax would be HK$13,163, HK$12,405 and HK$11,369 for the years ended December 31, 2017, 2018 and 2019, respectively.

If NTD had appreciated/depreciated by 5% with all other variables held constant, the increase/decrease on the Group’s profit before tax would be HK$277,654, HK$74,959 and HK$70,348 for the years ended December 31, 2017, 2018 and 2019, respectively.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. The Group’s exposure of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the management periodically.

The Group has credit risk exposure in relation the Agreements entered into with a counterparty amounting to HK$1,165,220,000 as at December 31, 2019 (Note 14). On December 20, 2019, the Group entered into a pledge agreement with the same counterparty pursuant to which the counterparty pledged certain listed securities to the Group as collateral. As at December 31, 2019, the market value of listed securities pledged to the Group amounted to approximately HK$962,442,277 (Note 14).

The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group’s maximum exposure to credit risk.

The credit risk on liquid funds is limited because the counterparties are mainly banks and insurance companies with sound credit.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Credit risk (continued)

Maximum exposure and staging as at December 31, 2018 and 2019

The table below shows the credit quality and the maximum exposure to expected credit loss (“ECL”) based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and the staging classification as at December 31, 2018 and 2019. The amounts presented are gross carrying amounts for financial assets at amortized cost.

As at December 31, 2018

	12-month ECLs	Lifetime ECLs			HK$
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$
Accounts receivable*	—	—	—	158,518,003	158,518,003
Accounts receivable
—Normal**	2,575,051	—	—	—	2,575,051
—Doubtful**	—	—	—	—	—
Financial assets included in prepayments, deposits and other receivables
—Normal**	6,042,605	—	—	—	6,042,605
—Doubtful**	—	—	—	—	—
Due from a related company
—Normal**	4,085,019	—	—	—	4,085,019
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	66,141,756	—	—	—	66,141,756
—Doubtful**	—	—	—	—	—
Due from fellow subsidiaries
—Normal**	2,596,118,859	—	—	—	2,596,118,859
—Doubtful**	—	—	—	—	—
Other assets
—Not yet past due	615,491,200	—	—	—	615,491,200
Cash and bank balances
—Not yet past due	126,855,518	—	—	—	126,855,518

	3,417,310,008	—	—	158,518,003	3,575,828,011

*

For accounts receivable to which the Group applies the simplified approach for impairment, information based on the probability of default approach is disclosed in Note 11 to the consolidated financial statements.

**

The credit quality of the financial assets included in prepayments, deposits and other receivables, due from a related company, due from immediate holding company and due from fellow subsidiaries is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Credit risk (continued)

Maximum exposure and staging as at December 31, 2018 and 2019 (continued)

As at December 31, 2019

	12-month ECLs	Lifetime ECLs			HK$
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$
Accounts receivable*	—	—	—	346,379,574	346,379,574
Financial assets included in prepayments, other receivables and other assets
—Normal**	1,355,013	—	—	—	1,355,013
—Doubtful**	—	—	—	—	—
Due from a related company
—Normal**	—	—	—	—	—
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	2,921,838,772	—	—	—	2,921,838,772
—Doubtful**	—	—	—	—	—
Other assets
—Not yet past due	245,502,780	—	—	—	245,502,780
Cash and bank balances
—Not yet past due	766,430,471	—	—	—	766,430,471

	3,935,127,036	—	—	346,379,574	4,281,506,610

*

For accounts receivable to which the Group applies the simplified approach for impairment, information based on the probability of default approach is disclosed in Note 11 to the consolidated financial statements.

**

The credit quality of the financial assets included in prepayments, deposits and other receivables, due from a related company and due from immediate holding company is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition. Otherwise, the credit quality of the financial assets is considered to be “doubtful”.

Liquidity risk

The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations, loans and equity financing.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Liquidity risk (continued)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	December 31, 2018
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	602,202,126	—	—	602,202,126
Margin loans payable	6.75%	321,999,549	—	—	321,999,549
Financial liabilities included in other payables and accruals	N/A	25,011,870	—	—	25,011,870
Due to fellow subsidiaries	N/A	574,202,907	—	—	574,202,907
Due to immediate holding company	N/A	2,145,792,209	—	—	2,145,792,209

		3,669,208,661	—	—	3,669,208,661

	December 31, 2019
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	492,039,336	—	—	492,039,336
Margin loans payable	6.625%	317,722,438	—	—	317,722,438
Financial liabilities included in other payables and accruals	N/A	66,043,430	—	—	66,043,430
Convertible bond	7.80%	—	—	125,273,321	125,273,321

		875,805,204		125,273,321	1,001,078,525

Capital risk management

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximizing the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt which includes amounts due to the immediate holding company and convertible bond, equity attributable to equity holders of the Group, comprising issued share capital, retained profits and capital reserves, as disclosed in consolidated statements of changes in equity.

As AMTD GM and AMTD AAAPL are licensed corporations under the Hong Kong Securities and Futures Ordinances, the Group is subject to statutory capital requirement and is required to maintain adequate financial resources to support its business. The Securities and Futures (Financial Resources) Rules require a licensed corporation to maintain liquid capital which is not less than its required liquid capital.

In addition, AMTD GM is a member of the Hong Kong Confederation of Insurance Brokers, which is required to maintain a minimum capital and net assets value of not less than HK$100,000.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

29.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Capital risk management (continued)

There were no changes on the Group’s approach to capital risk management during the years ended December 31, 2018 and 2019.

30.	STOCK INCENTIVE PLAN

AMTD SpiderMan Share Incentive Plan

In June 2019, the Group’s board of directors approved the AMTD SpiderMan Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors, and consultants, and promote the success of the business. The maximum aggregate number of ordinary shares that may be issued under the Plan is initially 20,000,000 and on January 1 of each year after the effective date of the 2019 Plan, will automatically increase to the number of shares that is equal to ten percent (10%) of the total issued and outstanding share capital of the Group as at December 31 of the preceding year. In addition, on January 1 of each year after the effective date of the Plan, the aggregate number of shares that may be issued under the 2019 Plan will automatically increase by the number of shares representing 1.0% of the total issued and outstanding share capital of the Group as at December 31 of the preceding year, or such less number as the board of directors may determine. As at the date of this annual report, no awards have been granted under the Plan.

31.	SUBSEQUENT EVENTS

On March 30, 2020, the Company submitted the application to The Stock Exchange of Hong Kong Limited (“SEHK”) for the listing of the US$1.0 billion medium term note program of the Company (the “MTN Program”) for a period of twelve months from March 30, 2020 by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong). The listing of the MTN Program became effective on April 6, 2020.

On March 31, 2020, the Agreements were further extended for an additional three months till June 30, 2020 (Note 14).

On April 2, 2020, the Company received approval in principle from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of each applicable series of the securities under the US$1.0 billion medium term note program of the Company (the “MTN Program”) on the Official List of the SGX-ST. With this approval, the MTN Program will become a dual-listed medium term note program, which will successfully list on both SEHK and the SGX-ST. The listing of the MTN Program on SGX-ST became effective on April 6, 2020.

On April 8, 2020, the Company completed the secondary listing by way of introduction of 23,873,655 class A ordinary shares of the Company on the Main Board of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) under the stock code “HKB”, being class A ordinary shares that have been registered with the United States Securities and Exchange Commission as part of the Company’s initial public offering and listing on the New York Stock Exchange (the “NYSE”) under the stock code “HKIB” in August 2019, and which were previously represented by the American depositary shares (“ADSs”, each representing one class A ordinary share of the Company) listed for trading on the NYSE. The Company’s ADSs will continue to be listed and traded on the NYSE.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019

31.	SUBSEQUENT EVENTS (CONTINUED)

On April 24, 2020, the Company announced an invitation to holders of the outstanding US$123 million 7.625% senior perpetual securities of AMTD Group (the “Existing Securities”) to offer to exchange any and all of their outstanding Existing Securities for new securities (the “New Securities”) to be issued by the Company under the Company’s US$1.0 billion medium term note program (the “Exchange Offer”). The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange will be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer will commence on April 23, 2020 and expire on May 6, 2020, unless extended, re-opened, or closed earlier. The Company may further issue additional new securities under the Company’s US$1.0 billion medium term note program to be immediately fungible with the New Securities issued in connection with the Exchange Offer.

The emergence and wide spread of the novel Coronavirus (“COVID-19”) since the beginning of 2020 has affected business and economic activities across the world. Revenue generated by the investment banking business is directly related to the volume and value of the transactions in which the Group is involved. During periods of unfavorable market and economic conditions, the Group’s results of operations may be adversely affected by a decrease in the number and value of the IPOs and debt offerings that the Group underwrites. During a market or general economic downturn, the Group may also derive lower revenue from the asset management and strategic investment businesses due to lower mark-to-market or fair value of the assets that the Group manages and the strategic investments that the Group made. In addition, due to uncertainty or volatility in the market or in response to difficult market conditions, clients or prospective clients may withdraw funds from, or hesitate to allocate assets to, the asset management business in favor of investments they perceive as offering greater opportunity or lower risk. Difficult market conditions can also materially and adversely affect the Group’s ability to launch new products or offer new services in our asset management business, which could negatively affect the Group’s ability to increase AUM and management fees that are based on the AUM. The Group will monitor the developments of the COVID-19 situation closely, assess and respond proactively to minimize any adverse impacts on the financial position and operating results of the Group.

32.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 30, 2020.