Form 20-F/A
period 2019-12-31
AMTD International Inc.
filed 2020-05-05
CIK 1769731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board Board	☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) is being filed solely for the purpose of filing, for the first time, the Interactive Data File disclosure in accordance with Rule 405 of Regulation S-T as Exhibit 101 to the annual report on Form 20-F of AMTD International Inc. for the fiscal year ended December 31, 2019, which was originally filed with the Securities and Exchange Commission on April 30, 2020 (the “Original Filing”).

This Amendment speaks as of the date of the Original Filing. Except as specifically set forth herein, this Amendment does not amend, update, or restate any of the information previously included in the Original Filing, nor does this Amendment reflect any event that has occurred after the date of the Original Filing.

TABLE OF CONTENTS

PART III.	1
ITEM 19. EXHIBITS	1

ITEM 19.	EXHIBITS

Exhibit Number	Document

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Scheme Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

AMTD International Inc.

By:	/s/ Calvin Choi
	Name:	Calvin Choi
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: May 5, 2020