Form 20-F
period 2020-12-31
AMTD International Inc.
filed 2021-04-28
CIK 1769731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

William Fung, Chief Executive Officer

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,327,851 Class A ordinary shares, par value US$0.0001 per share, and 183,283,628 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging Growth Company ☒

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

•

“AMTD,” “we,” “us,” “our company,” or “our” refers, prior to the completion of the restructuring, to our investment banking, asset management, and strategic investment businesses and, after the completion of the restructuring, to AMTD International Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“AMTD Group” or “Controlling Shareholder” refers to AMTD Group Company Limited, a British Virgin Islands company;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong, and Macau;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

•	“L.R. Capital Group” refers to L.R. Capital Group Inc.;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

•	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares; and

•	“US$” or “U.S. dollars” refers to the legal currency of the United States.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2018, 2019, and 2020.

Our reporting currency is Hong Kong dollars because our business is mainly conducted in Hong Kong and most of our revenue is denominated in Hong Kong dollars. This annual report on Form 20-F contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Hong Kong dollars to U.S. dollars were made at a rate of HK$7.7534 to US$1.00, which was the certified noon buying rate in effect as of December 31, 2020, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The certified noon buying rate in effect as of April 23, 2021 was HK$7.7605 to US$1.00. We make no representation that any Hong Kong dollar or U.S. dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted to U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, or at all.

ii

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. The selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2018, 2019, and 2020 and the selected consolidated statements of financial position data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of profit or loss and other comprehensive income data for the year ended December 31, 2017 and the selected consolidated statements of financial position data as of December 31, 2018 are derived from our audited consolidated financial statements that have not been included herein. Our consolidated financial statements are prepared and presented in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue
Fee and commission income	278,976	367,538	580,006	607,263	78,322
Dividend and gain related to disposed investment	69,509	99,228	100,552	171,027	22,058

Sub-total	348,485	466,766	680,558	778,290	100,380
Net fair value changes on investments and derivatives	684,679	256,460	523,616	340,250	43,884

Total revenue	1,033,164	723,226	1,204,174	1,118,540	144,264
Other income	17,915	15,393	22,090	111,867	14,428
Impairment losses under expected credit loss model on accounts receivable	—	—	—	(17,109)	(2,206)
Other operating expenses, staff costs and finance costs	(242,493)	(129,654)	(237,010)	(219,643)	(28,329)
Net fair value changes on derivative financial liability	—	—	—	7,765	1,002

Profit before tax	808,586	608,965	989,254	1,001,420	129,159
Income tax (expense)/credit	(135,214)	(83,840)	(158,350)	137,541	17,739

Profit for the year	673,372	525,125	830,904	1,138,961	146,898

Other comprehensive income for the year	—	—	—	1,022	133
Profit and other comprehensive income attributable to:
—Ordinary shareholders	568,266	468,061	938,272	1,060,996	136,843
—Holders of perpetual securities	—	—	—	78,987	10,188
Non-controlling interests	105,106	57,064	(107,368)	—	—
Total comprehensive income for the year	673,372	525,125	830,904	1,139,983	147,031

	For the Year Ended December 31,
	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	US$
	(in thousands, except for share, per share and per ADS data)
Class A ordinary shares:
Profit per share attributable to ordinary shareholders
Basic	—	—	4.34	4.34	0.56
Diluted	—	—	4.34	4.22	0.54
Weighted average number of ordinary shares used in per share calculation
Basic	—	—	16,113	57,474	57,474
Diluted	—	—	16,117	58,966	58,966
Class B ordinary shares:
Profit per share attributable to ordinary shareholders
Basic	2.84	2.34	4.34	4.34	0.56
Diluted	2.84	2.34	4.34	4.34	0.56
Weighted average number of ordinary shares used in per share calculation
Basic	200,000	200,000	200,149	186,987	186,987
Diluted	200,000	200,000	200,205	186,987	186,987

	As of December 31,
	2017	2018	2019	2020
	HK$	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Total non-current assets	15,623	15,302	15,202	2,209,103	284,920
Total current assets	6,025,994	7,091,887	8,255,491	8,317,188	1,072,715
Total assets	6,041,617	7,107,189	8,270,693	10,526,291	1,357,635
Total non-current liabilities (interest bearing)	—	—	116,810	116,233	14,991
Total non-current liabilities (non-interest bearing)	130,209	163,357	242,914	—	—
Total current liabilities (interest bearing)	351,610	322,000	317,722	232,280	29,958
Total current liabilities (non-interest bearing)	2,890,522	3,427,430	764,752	453,602	58,504
Total liabilities	3,372,341	3,912,787	1,442,198	802,115	103,453
Share capital and capital reserve	1,312,960	1,312,960	4,551,380	4,551,380	587,017
Exchange reserve	—	—	—	1,023	132
Retained profits	870,781	1,338,842	2,277,115	3,337,088	430,403
Total ordinary shareholders’ equity	2,183,741	2,651,802	6,828,495	7,889,491	1,017,552
Non-controlling interests	485,535	542,600	—	—	—
Holders of perpetual securities	—	—	—	1,834,685	236,630
Total equity	2,669,276	3,194,402	6,828,495	9,724,176	1,254,182
Total liabilities and equity	6,041,617	7,107,189	8,270,693	10,526,291	1,357,635

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

•	build and maintain a well-recognized and respected brand domestically and globally;

•	establish and expand our client base, win capital markets and advisory mandates, and increase our assets under management, or AUM;

•	maintain and enhance our relationships with our business partners;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and competitive landscape;

•	manage our future growth and business and geographic expansion;

•	ensure that the performance of our products and services meets client expectations;

•	maintain or improve our operational efficiency;

•	navigate a complex and evolving regulatory environment;

•	defend ourselves in any legal or regulatory actions against us;

•	enhance our technology infrastructure and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	identify operational system or infrastructure inefficiency or those of third parties, avoid and remedy operating errors as a result of human or system errors or other misconduct;

•	identify and address conflicts of interest;

•	manage our strategic investments; and

•	identify and appropriately manage our related party transactions.

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

Unfavorable financial markets and economic conditions in Asia and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations.

Our businesses are materially affected by conditions in the financial markets and economic conditions in Asia and elsewhere in the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, political uncertainty, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, and the timing and nature of any regulatory reform. The recent geo-political uncertainties may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The global spread of coronavirus disease (COVID-19) in a significant number of countries around the world and the traveling restrictions due to COVID-19 have resulted in, and may intensify, global economic distress, and the extent to which it may affect our business and results of operations will depend on future developments, which are highly uncertain and cannot be predicted.

Political unrest such as protests or demonstrations could disrupt economic activities and adversely affect our business. The unrest in Hong Kong in recent years led to a decrease in inbound tourism to Hong Kong, decreased consumer spending and an overall negative impact on the domestic economy. There can be no assurance that these protests and other economic, social, or political unrest in the future will not have a material adverse effect on our financial conditions and results of operations.

Unfavorable financial markets and economic conditions in Asia and elsewhere in the world could negatively affect our clients’ business and materially reduce demand for our services and increase price competition among financial services firms seeking such engagements, and thus could materially and adversely affect our business, financial condition, and results of operations. In addition, our profitability could be adversely affected due to our fixed costs and the possibility that we would be unable to reduce our variable costs without reducing revenue or within a timeframe sufficient to offset any decreases in revenue relating to changes in market and economic conditions.

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

We derived a significant portion of our revenue from our strategic investment business. Our dividend and gain related to disposed investment accounted for 13.7%, 8.3%, and 15.3% of our total revenue for the years ended December 31, 2018, 2019, and 2020, respectively, and our net fair value changes on stock loan, derivative financial asset and financial assets at fair value through profit or loss accounted for 35.5%, 43.5%, and 30.4% of our total revenue for the corresponding periods, respectively. Our strategic investment portfolio primarily consists of investments in equity and equity-linked securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

We make strategic investments in financial and new economy sectors in Asia and are subject to concentration risks. Our investment portfolio may be concentrated in certain sectors, geographic regions, individual investments, or types of securities that may or may not be listed. As of the date of this annual report, we hold investments primarily under our strategic investment business. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.

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

Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investment and net fair value changes on investments and derivatives on our consolidated statements of profit or loss and other comprehensive income. For the years ended December 31, 2018, 2019, and 2020 dividend and gain related to disposed investment accounted for 13.7%, 8.3%, and 15.3%, and net fair value changes on stock loan, derivative financial asset and financial assets at fair value through profit or loss accounted for 35.5%, 43.5%, and 30.4% of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Technology has been one of our key sectors of focus and the fair value of our investments in technology companies may be subject to significant valuation fluctuations. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of December 31, 2020, the aggregate fair value of our strategic investment portfolio was HK$3.3 billion (US$0.4 billion). Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investment in Bank of Qingdao is subject to liquidity, concentration, and regulatory risks.

As of December 31, 2020, our strategic investment portfolio reached an aggregate fair value of HK$3.3 billion (US$0.4 billion), of which our investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 30.5%. As of December 31, 2020, we held an approximate 4.99% interest in the Bank of Qingdao and expect it to be a long-term investment, and our founder also serves as a director of Bank of Qingdao. Given our significant stake in, and affiliation with, Bank of Qingdao, our investment in Bank of Qingdao is subject to liquidity and concentration risk. There may not be a readily available market to sell the shares of Bank of Qingdao. We will need to gradually sell down our holdings subject to market conditions, if we want to liquidate our position in Bank of Qingdao. In addition, the banking sector in China is highly regulated and any change in PRC laws, regulations, or policies may adversely affect our holding in Bank of Qingdao as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment in Bank of Qingdao. Any adverse impact on our investment in Bank of Qingdao could materially and adversely affect our business, results of operations, and financial condition.

A substantial portion of our revenue is derived from investment banking business, which is not long-term contracted source of revenue and is subject to intense competition, and declines in these engagements could materially and adversely affect our financial condition and results of operations.

We historically have earned a substantial portion of our revenue from fees and commissions paid by our investment banking clients, which usually are payable upon the successful completion of particular transactions. Revenue derived from our investment banking business accounted for 39.9%, 37.9%, and 33.6% of our total revenue for the years ended December 31, 2018, 2019, and 2020, respectively. We expect that we will continue to rely on investment banking business for a substantial portion of our revenue for the foreseeable future, and a decline in our engagements could materially and adversely affect our financial condition and results of operations.

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

We primarily underwrite securities offerings in Hong Kong, Singapore, and the United States, and are exposed to uncertainties in the regulatory requirements in these jurisdictions. Securities offerings are subject to review and approval by various regulatory authorities, the results and timing of which are beyond our control and may cause substantial delays to, or the termination of, the offering. We receive the payment of fees and commissions in most securities offerings only after the successful completion of the transactions. If a transaction is not completed as scheduled, or at all, for any reason, we may not receive fees and commissions for services that we have provided in a timely manner, or at all, which could materially and adversely affect our results of operations.

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

We offer our asset management clients a broad selection of third-party products, including fixed income products, equity products and structured products, for which we derive revenue through management fees and performance fees. These products often have complex structures and involve various risks, including default risks, interest rate risks, liquidity risks, market volatility and other market risks. In addition, we are subject to risks arising from any potential misconduct or violation of law by the product providers or corporate borrowers. Although the product providers or corporate borrowers of the asset management products we offer are typically directly liable to our clients in the event of a product default, these incidences could adversely affect the performance of the applicable products that we distribute and our reputation. Our success in maintaining our brand image depends, in part, on our ability to effectively control the risks associated with these products. Our asset management team not only need to understand the nature of the products but also need to accurately describe the products to, and evaluate them for, our clients. Although we enforce and implement strict risk management policies and procedures, they may not be fully effective in mitigating the risk exposure of our clients in all market environments or against all types of risks. If we fail to identify and effectively control the risks associated with the products that we offer or manage, or fail to disclose such risks to our clients in a sufficiently clear and timely manner, or to dispose timely of such investments in the clients’ investment portfolios, our clients may suffer financial loss or other damages. Poor performance of these products and services, negative perceptions of the institutions offering these products and services or failure to achieve expected investment return may impact client confidence in the products we offer them, impede the capital-raising activities in connection with our asset management business, and reduce our asset under management and revenue generated under this segment.

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

In addition, we also intend to further expand our business geographically through establishing branch offices or acquiring financial services licenses in key financial centers in the United States and Southeast Asia, such as New York City, Singapore as well as Mainland China. Operating business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business in United States and other overseas markets, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in these markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, especially financial regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.

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

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, founder, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrong doing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other “AMTD SpiderNet” stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

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

Although we have not been the direct subject to lawsuits and arbitration claims towards our company since the commencement of our operations in 2015, operating in the financial services industry may subject us to significant risks, including the risk of lawsuits and other legal exposures relating to compliance with regulatory requirements and industry practices in areas such as information disclosure, sales or underwriting practices, fraud and misconduct, and protection of sensitive and confidential client information. From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

In market downturns, the number of legal claims and amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations, and proceedings for the practices in their business operations. Our clients may also be involved in litigation, investigation, or other legal proceedings, some of which may relate to transactions that we have advised, whether or not there has been any fault on our part. As we act as underwriter in U.S. securities offering transactions for non U.S. clients, we may be involved and named in securities class action lawsuits brought by shareholders. In recent years, non-U.S. issuers have become targets of securities lawsuits and an increasing trend of lawsuits against non-U.S. issuer is noted. Usually, in securities class action lawsuits, plaintiffs are alleging misrepresentation by the securities issuers in their registration statements, but it is quite a common practice that plaintiff will also name the underwriters as defendants in the lawsuit, notwithstanding that the underwriters may not be at fault or have responsibilities in relation to the allegations. In general, underwriters’ responsibilities towards registration statements are defined in the underwriting agreements, and in each U.S. securities offering, the securities issuer has undertaken and provided indemnity to each underwriter in the underwriting agreement. We cannot assure you, however, that we will not be subject to such lawsuits in relation to our role as underwriters for U.S. securities offering transactions.

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

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. On September 17, 2018, former president Trump announced his decision to impose a 10% tariff on the third list of US$200 billion in imports from China to the United States effective September 24, 2018. On May 8, 2019, the U.S. government announced it would increase these tariffs to 25%. These tariffs are in addition to two earlier rounds of tariffs implemented against Chinese products on June 6, 2018 and August 16, 2018 that amount to tariffs on US$50 billion of Chinese products imported into the United States. On May 13, 2019, China responded by imposing tariffs on certain U.S. goods on a smaller scale, and proposed to impose additional tariffs on U.S. goods. On January 15, 2020, the United States and China entered into a phase one trade deal which became effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 pandemic, the passage of Safeguarding National Security in the Hong Kong Special Administrative Region by the Standing Committee of the PRC National People’s Congress, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government that prohibit certain transactions with certain selected Chinese technology companies, and the Executive Order 13959 issued in November 2020 targeting transactions by U.S. persons in certain securities of designated “Communist Chinese military companies.” As a financial services firm with business exposure and operations in Hong Kong and China, our businesses are materially affected by the financial markets and economic conditions in Hong Kong, China, and elsewhere in the world. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would materially and adversely affect the global economic conditions and the stability of global financial markets. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

We may be subject to legal and financial liabilities in connection with the retail financial advisory and insurance brokerage businesses we engaged in previously.

Prior to 2015, we engaged in retail financial advisory and insurance brokerage businesses, which were regulated by the Hong Kong Confederation of Insurance Brokers and the HKSFC. On September 23, 2019, the Hong Kong Insurance Authority took over the regulation of insurance intermediaries from the Hong Kong Confederation of Insurance Brokers. Majority of the operations under such legacy businesses began to terminate in 2015 and the businesses were ultimately disposed of in 2018. Although we no longer carry out retail financial advisory and insurance brokerage businesses, we may be subject to regulatory complaints or claims lodged against us by previous clients in relation to the past services provided by us under the legacy businesses as we were the named insurance broker in certain insurance arrangements between our previous clients and the insurance company under these past businesses. Any action brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us, which could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant. See “Item 8. Financial Information—Other Matters.”

We may need additional funding but may not be able to obtain it on favorable terms or at all.

We may require additional funding for further growth and development of our business, including any investments or acquisitions we may decide to pursue. If our existing resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or perpetual securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, and global financial industry. For example, the terms of our US$1.0 billion medium term note program, or MTN Program, and our Controlling Shareholder’s medium term note program impose certain restrictions on our ability to obtain secured or unsecured external financing through the issuance of debt securities in the public market. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that we will be able to secure additional financing in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition, and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

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

Although we carry office, computer, and vehicle insurance for our properties, professional indemnity insurance for certain of our regulated activities, directors and officers insurance, employee compensation insurance, and license holders insurance in connection with our securities dealing business covered by the Type 1 license granted by the HKSFC against fidelity and crime risks, we cannot assure you that we have sufficient insurance to cover all aspects of our business operations. We do not have key-man insurance for any of our executive officers or other key personnel. However, we consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

If we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares and ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Greater China, with operations in and who performs audit operations of registrants in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, the work of our auditor as it relates to those operations is currently not inspected by the PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures of our auditor and reported financial information and the quality of our financial statements.

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

Our Controlling Shareholder continues to control a majority of the voting power of our issued and outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the NYSE Listed Company Manual. Under these rules, a listed company of which more than 50% of the voting power for the election of directors is held by an individual, group, or another company is a “controlled company.” As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We elect to rely on exemption with respect to the requirement that we have a compensation committee that is composed entirely of independent directors. Therefore, our shareholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We may have conflicts of interest with our Controlling Shareholders or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

As of December 31, 2020, our Controlling Shareholder beneficially owned 72.8% of our outstanding ordinary shares, representing 95.9% of our total voting power. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

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

•

Our board members or executive officers may have conflicts of interest. Our chief executive officer, William Fung, is also the group vice president of our Controlling Shareholder. Our chief financial officer, Xavier Ho Sum Zee, is also the chief financial officer of our Controlling Shareholder. Three of our directors also serve as directors of our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

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

Since the ADSs became listed on the NYSE on August 5, 2019, the trading price of the ADSs has ranged from US$16.53 to US$4.26. The trading prices of the ADSs or Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other U.S.- or Singapore-listed companies based in the Greater China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong- and China-based, U.S.-listed or Singapore-listed companies, which consequently may affect the trading performance of the ADSs or Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs or Class A ordinary shares.

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

Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we had 245,611,479 Class A and Class B ordinary shares outstanding, including 20,398,299 Class A ordinary shares represented by ADSs. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to twenty votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof to any person other than our founder, Calvin Choi, or any other person or entity designated by Mr. Choi, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

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

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (as revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands may have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, the Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Singapore. Currently, we do not rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. and Singapore domestic issuers.

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

As a controlled company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from the NYSE listing standards and the SGX-ST listing standards, or rely on exemptions from the NYSE listing standards, and we are not generally subject to the continuing listing requirements of the SGX-ST and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the SGX-ST; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE listing standards or SGX-ST listing standards.

As a Cayman Islands company and a controlled company listed on the NYSE and SGX-ST, we are subject to the NYSE listing standards and certain SGX-ST listing standards. However, we are not generally subject to the continuing listing requirements of the SGX-ST and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the SGX-ST, and the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country or a controlled company like us to rely on exemptions from the NYSE rules. Similarly, the SGX-ST generally relies on the NYSE to regulate our company. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards and the SGX-ST listing standards. Currently, we do not plan to rely on home country practices with respect to our corporate governance, but instead we comply with the applicable corporate governance rules of the NYSE listing standards. Currently, we rely on the exemptions applicable to controlled companies under the NYSE Listed Company Manual with respect to the requirements that the compensation committee is composed entirely of independent directors (under Section 303A.05 of the NYSE Listed Company Manual). If we choose to follow home country practices in the future or continue to rely on exemptions from NYSE rules, our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE listing standards applicable to U.S. domestic issuers or the SGX-ST listing standards applicable to Singapore domestic issuers or foreign issuers with a primary listing on the SGX-ST.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in the ADSs or ordinary shares to significant adverse United States income tax consequences.

We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, as well as the market price of our ADSs, we do not believe we were a PFIC for 2020 and do not expect to be one for the foreseeable future.

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

If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or our ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or our ordinary shares. For more information see “ Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Company

In 2015, our Controlling Shareholder commenced our current investment banking, asset management, and strategic investment businesses. From February to April 2019, we carried out a restructuring to carve out our investment banking, asset management, and strategic investment businesses from our Controlling Shareholder.

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

In December 2019, we issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) a convertible note due 2023, or the VP Note, in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, all in the form of private placement pursuant to an exemption from registration with the SEC under the Securities Act. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Calvin Choi, our founder. The VP Note bears interest at a rate of 2.00% per annum and will mature in June 2023, unless previously converted in accordance with its terms prior to such date. The VP Note will be convertible into the ADSs at the option of the holder, based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of VP Notes (which is equivalent to an initial conversion price of approximately US$10.0560 per ADS) in integral multiples of US$10,000,000 principal amount, at any time after six months following the date of issuance and prior to the close of business on the second business day immediately preceding the maturity date, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events.

In March 2020, we listed a US$1.0 billion medium term note program, or the MTN Program, for a period of twelve months by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, we may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, we dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the US$200 million 7.625% senior perpetual securities of AMTD Group, or the Existing Securities, to offer exchange any and all of their outstanding Existing Securities for new securities, or the New Securities, to be issued by us under our MTN Program, or the Exchange Offer. In May 2020, we issued US$200 million 7.25% senior perpetual securities and SGD50 million 4.5% senior perpetual securities.

On April 8, 2020, we dual listed by way of introduction of 23,873,655 Class A ordinary shares on the SGX-ST under the symbol “HKB,” being Class A ordinary shares that have been registered with the SEC as part of our initial public offering and listing on the NYSE in August 2019, and which were previously represented by the ADSs listed for trading on the NYSE.

In May 2020, we entered into a long-term strategic partnership with the Singapore Exchange to promote the development of Singapore’s capital markets and strengthen connectivity between Singapore, ASEAN, the Greater Bay Area, the rest of China, and the Middle East. Through this collaboration, we and SGX-ST will work together to meet the growing market needs for improved capital market access and connectivity to Singapore and beyond.

AMTD Capital Co., Ltd., or AMTD Capital, holds a Qualified Foreign Limited Partnership license, or QFLP license, and is our subsidiary headquartered in Hengqin, Zhuhai City. AMTD Capital was approved by the

Chinese regulator to operate as a nationwide foreign-invested investment management firm. In March 2021, Airstar Digital, a subsidiary of Xiaomi Corporation, or Xiaomi, invested in AMTD Capital to own 49.87% of its shares.

Also in March 2021, we partnered with 36KR (Nasdaq: KRKR) and Xiaomi to establish a new joint venture, AK73 Capital, to build a full lifecycle service platform for new economy enterprises. AK73 Capital aims to support and empower the new generation of new economy leaders to capitalize on the tremendous opportunities in dynamic global capital markets.

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

We have built up a solid track record and established our market position and brand recognition for issuers in Hong Kong, the United States, and the other international capital markets. From October 2015 when we commenced our investment banking business to March 2021, we completed 71 equity offerings in Hong Kong, the United States, and Singapore, as an underwriter or financial advisor, with an aggregate transaction value of US$28.2 billion, including through the exercise of over-allotment options. During the same period, we also completed 135 debt offerings, with an aggregate transaction value of US$49.0 billion.

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

Financial Advisory and Execution

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

The following table sets forth a breakdown of our investment banking revenue by fee type for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Investment Banking Revenue
Underwriting commissions and brokerage fees	217,003	75.2	403,574	88.5	165,473	21,342	44.0
Financial advisory fees	71,588	24.8	52,382	11.5	210,852	27,195	56.0

Total	288,591	100.0	455,956	100.0	376,325	48,537	100.0

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

Asset Management

Through our asset management business, we provide professional investment management and advisory services primarily to PRC banks, corporate and other institutional clients, and family offices. We help manage offshore liquidity for many of our China-based clients, allowing them to tap the flexibility and diversity of investment products available only in the offshore markets. In 2020, AMTD Capital, our subsidiary, also obtained a QFLP license and was approved by the Chinese regulator to operate as a foreign-invested investment management firm in Hengqin, Zhuhai City in China. The QFLP license allows us to raise capital both onshore and offshore to invest in public and private equity products through funds managed by us. Our goal in the asset management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients’ unique needs.

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

Our AUM increased by 43.5% from HK$18.3 billion as of December 31, 2018 to HK$26.2 billion as of December 31, 2019, and decreased by 0.4% to HK$26.1 billion (US$3.4 billion) as of December 31, 2020. As of December 31, 2020, 58.2% of the AUM was invested in fixed income products, 39.9% in equity products, and 1.9% in other products. 97.0% of the AUM was managed on behalf of corporate and other institutional clients, including banks, pension funds, insurance companies, and family offices, and 3.0% of the AUM was managed on behalf of individual client relationships, which are principally with high-net worth individuals.

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

The following table sets forth a breakdown of our asset management revenue by fee type for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Asset Management Revenue
Management and performance fees	43,465	55.1	103,509	83.4	196,352	25,324	85.0
Brokerage, handling, and other fees	35,482	44.9	20,541	16.6	34,586	4,461	15.0

Total	78,947	100.0	124,050	100.0	230,938	29,785	100.0

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

Investment Portfolio

As of December 31, 2020, our investment portfolio reached an aggregate fair value of HK$3.3 billion (US$0.4 billion), in which our strategic investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 30.5% and investment in other innovative and fintech companies accounted for 69.5%.

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

Intellectual Property

As of the date of this annual report, we own one registered trademark. We are licensed by our Controlling Shareholder to use certain trademarks. We maintain seven registered domain names, including amtdinc.com. As of the date of this annual report, we have applied for one trademarks in Hong Kong.

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

Managers-in-Charge of Core Functions, or MICs

A licensed corporation is required to designate certain individuals as MICs and provide to the HKSFC information about its MICs and their reporting lines. MICs are individuals appointed by a licensed corporation to be principally responsible, either alone or with others, for managing each of the following eight core functions of the licensed corporation:

(a)	overall management oversight;

(b)	key business lines;

(c)	operational control and review;

(d)	risk management;

(e)	finance and accounting;

(f)	information technology;

(g)	compliance; and

(h)	anti-money laundering and counter-terrorist financing.

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

(a)	has an interest in shares in the corporation—

(i)	the aggregate number of which shares is equal to more than 10% of the total number of issued shares of the corporation; or

(ii)

which entitles the person, either alone or with any of his associates and either directly or indirectly, to exercise or control the exercise of more than 10% of the voting power at general meetings of the corporation; or

(b)

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

MPF Intermediaries and Regulated Activities

MPF Intermediaries

The MPFA may register any of the following business entities (i.e., Type A regulatees) as a PI for carrying on regulated activities:

(a)	an authorized financial institution registered under the HKSFO for Type 1 or Type 4 regulated activity, or both;

(b)	a corporation licensed under the HKSFO to carry on Type 1 or Type 4 regulated activity, or both;

(c)	an insurer authorized under the Insurance Ordinance (Cap. 41) of Hong Kong, or IO, to carry on long term insurance business; and

(d)	an authorized long term insurance broker under the IO.

The MPFA may register any of the following persons (i.e., Type B regulatees) as a SI attached to a PI for carrying on regulated activity on behalf of a PI, provided the individual fulfills relevant requirements (including but not limited to examination and training requirements):

(a)	an individual licensed under the HKSFO to carry on Type 1 or Type 4 regulated activity, or both;

(b)	an individual registered under the Banking Ordinance (Chapter 155, Laws of Hong Kong) to carry on Type 1 or Type 4 regulated activity, or both;

(c)	a licensed individual insurance agent, as defined under the IO, who is eligible to engage in long term business;

(d)	a licensed insurance agency, as defined under the IO, or Licensed Insurance Agency, who is eligible to engage in long term business;

(e)	a licensed technical representative (agent), as defined under the IO who is appointed as an agent by a Licensed Insurance Agency; and

(f)	a technical representative (broker), as defined under the IO, who is appointed as an agent by a licensed insurance broker company as defined under the IO.

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

Registration is required for a person who engages in any of the following sales and marketing activities, or regulated activities, in the course of his employment, conducting business or for reward:

(a)	inviting or inducing, or attempting to invite or induce, another person to make a specified MPF decision; or

(b)	giving advice to another person concerning a specified MPF decision.

Approval Criteria for a Responsible Officer

To be approved as a responsible officer, an SI must meet the following requirements:

•

he or she must be attached to a PI and have sufficient authority within the PI, and will be provided with sufficient, resources, and support for carrying out specified responsibilities in relatioin to the PI;

•	the approval of the SI as a responsible officer has not been revoked by MPFA under section 34ZW(4)(a)(i) of the MPFSO within one year immediately before the date of the application; and

•	he or she is not disqualified by MPFA under section 34ZW(4)(a)(ii) of the MPFSO from being approved as a responsible officer with specified responsibilities in relation to a PI.

As of the date of this annual report, AMTD Global Markets Limited was licensed under the MPFSO as PI.

Anti-Money Laundering And Counter-Terrorist Financing

Licensed corporations are required to comply with the applicable anti-money laundering and counter-terrorist financing laws and regulations in Hong Kong (including Anti-Money Laundering and Counter-Terrorist Financing (Financial Institutions) Ordinance (Cap. 615) of Hong Kong as well as the Guideline on Anti-Money Laundering and Counter-Financing of Terrorism (For Licensed Corporations), or Anti-Money Laundering Guideline).

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

Other Transactions with Related Parties and Non-controlling Shareholders

Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. For the year ended December 31, 2020, the amount due from group companies in connection with intra-group treasury fund allocation was HK$6.5 billion (US$835.4 million).

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

In addition, we agree to indemnify our Controlling Shareholder, its subsidiaries and each of their directors, officers and employees against liabilities arising from misstatements or omissions in our prospectus dated August 2, 2019 or the registration statement of which it is a part, except for misstatements or omissions relating to information that our Controlling Shareholder or any of its subsidiaries provided to us specifically for inclusion in our prospectus dated August 2, 2019 or the registration statement of which it forms a part. Our Controlling Shareholder will indemnify us including each of our subsidiaries, director, officers and employees against liabilities arising from misstatements or omissions with respect to information that our Controlling Shareholder or any of its subsidiaries provided to us specifically for inclusion in our prospectus dated August 2, 2019, the registration statement of which our prospectus dated August 2, 2019 forms a part of our annual reports or other SEC filings.

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

The service period under the transitional services agreement commenced on June 20, 2019 and ended on the date that was 18 months after June 20, 2019. We may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to our Controlling Shareholder and paying a termination fee equal to the direct costs incurred by our Controlling Shareholder in connection with its provision of services at the time of the early termination. Our Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of our company. The transitional services agreement has been renewed at the same terms and conditions for the same duration.

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

Our principal executive offices are located on leased premises comprising approximately 18,260 square feet in Hong Kong as of December 31, 2020. Our principal executive offices are leased by our Controlling Shareholder from independent third parties. Our Controlling Shareholder shared with us part of its office space and certain office infrastructure, who plans to renew the lease from time to time as needed.

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

In 2018, 2019, and 2020, we derived total revenue of HK$723.2 million, HK$1.2 billion, and HK$1.1 billion (US$144.3 million), respectively, and derived total comprehensive income of HK$525.1 million, HK$830.9 million, and HK$1.1 billion (US$146.9 million), respectively.

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

Major Factors Affecting Our Results of Operations

Revenue

Our revenue consists of (i) fee and commission income, (ii) dividend and gain related to disposed investment, and (iii) net fair value changes on financial assets at fair value through profit or loss, or FVTPL, and derivatives. The following table sets forth a breakdown of our revenue in absolute amount and as a percentage of total revenue for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	367,538	50.8	580,006	48.2	607,263	78,322	54.3
Dividend and gain related to disposed investment	99,228	13.7	100,552	8.3	171,027	22,058	15.3
Net fair value changes on financial assets at FVTPL and derivatives	256,460	35.5	523,616	43.5	340,250	43,884	30.4

Total	723,226	100.0	1,204,174	100.0	1,118,540	144,264	100.0

Fee and commission income

The following table sets forth a breakdown of our fee and commission income in absolute amount and as a percentage of total fee and commission income for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Fee and Commission Income
Investment banking fees and commissions	288,591	78.5	455,956	78.6	376,325	48,537	62.0
Asset management fees and other income	78,947	21.5	124,050	21.4	230,938	29,785	38.0

Total	367,538	100.0	580,006	100.0	607,263	78,322	100.0

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

We charge asset management fees on a client-by-client basis with reference to the size of AUM. The following table sets forth the rollforward of our AUM for the periods presented.

	For the Year Ended December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$
	(in thousands)
AUM
Balance at the beginning of the period	14,822,265	18,263,267	26,199,526	3,379,101
Net change in clients’ portfolio (1)	3,441,002	7,936,259	(102,067)	(13,164)

Balance at the end of the period	18,263,267	26,199,526	26,097,459	3,365,937

Note:

(1)	Net change in clients’ portfolio represents net deposit of clients’ cash and stock and net balance of dividend and coupon received, fee charges, and fair value change of clients’ portfolio.

The following table sets forth the weighted average asset management fee rates for the periods presented.

	For the Year Ended December 31,
	2018	2019	2020
Weighted Average Asset Management Fee Rate (1)	0.45%	0.55%	0.88%

Note:

(1)

Calculated by dividing total asset management fee income for the period by average AUM for the corresponding period, which is in turn calculated by dividing the sum of AUM at the beginning and end of the relevant period by two.

The weighted average asset management fee rate increased from 0.45% in 2018 to 0.55% in 2019, primarily due to an increase in new asset management clients. The weighted average asset management fee rate increased from 0.55% in 2019 to 0.88% in 2020, primarily due to change in product mix and improvement in return.

Dividend and gain related to disposed investment

We make equity investments with our own capital in companies of our strategic choice. Our dividend and gain related to disposed investment in 2018 and 2019 solely consisted of dividend attributable to our equity holdings in Bank of Qingdao. Our dividend and gain related to disposed investment in 2020 consisted of various strategic and financial investments.

Net fair value changes on investments and derivatives

We record net fair value changes on financial assets at fair value through profit or loss and derivative investments with respect to our strategic investments, which primarily include equity investments in both public and private companies. For a discussion of fair value measurement of our financial assets, see “Item 5.A. Operating And Financial Review And Prospects—Operating Results—Critical Accounting Policies—Fair Value Measurement” and “Item 5.A. Operating And Financial Review And Prospects—Operating Results—Critical Accounting Policies—Investments and Other Financial Assets.”

Other income

Other income consists of (i) bank interest income, (ii) income attributable to the reimbursement of interest expenses, (iii) interest income from Controlling shareholder, and (iv) other non-recurring miscellaneous income.

Other operating expenses

Our other operating expenses consist of (i) marketing and brand promotional expenses relating to brand building and promotion, (ii) premises costs and office utilities, (iii) administrative service fee, (iv) commissions paid to asset management sales personnel and bank charges, (v) office renovation and maintenance expenses, (vi) professional and consulting fees for business development, (vii) staff welfare and recruitment expenses, (viii) professional indemnity expenses, and (ix) other miscellaneous expenses.

The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of total operating expenses for the periods presented.

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Other Operating Expenses
Marketing and brand promotional expenses	11,864	22.6	12,904	11.3	5,697	735	5.5
Premises costs and office utilities	15,583	29.6	21,118	18.4	20,846	2,689	20.1
Traveling and business development expenses	10,860	20.7	19,363	16.9	5,636	727	5.4
Commissions and bank charges	5,198	9.9	2,307	2.0	1,957	252	1.9
Administrative service fee, and office and maintenance expenses	1,603	3.0	13,431	11.7	24,505	3,160	23.6
Legal and professional fees	2,439	4.6	23,179	20.2	36,315	4,684	35.0
Staff welfare and staff recruitment expenses	3,660	7.0	2,472	2.2	1,224	158	1.2
Stamp duty	—	—	2,116	1.8	—	—	—
Others	1,375	2.6	17,807	15.5	7,543	973	7.3

Total	52,582	100.0	114,697	100.0	103,723	13,378	100.0

Staff costs

Staff costs consist of employee salaries, bonuses, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$
	(in thousands)
Staff Costs
Salaries and bonuses	67,188	93,704	93,661	12,080
Pension scheme contributions (defined contribution schemes)	837	903	749	97

Total	68,025	94,607	94,410	12,177

Finance costs

Finance costs represent our interest expenses on our margin loans payable, convertible bond and bank borrowings.

Seasonality

Our results of operations are subject to fluctuations due to the nature of investment banking and asset management businesses. Seasonality of our business was not apparent historically.

Taxation

We had income tax expense of HK$83.8 million, HK$158.4 million, and income tax credit of HK$137.5 million (US$17.7 million) for the years ended December 31, 2018, 2019, and 2020, respectively. During the year ended December 31, 2020, we carried out periodical review based on the internal policy and re-evaluated the classification of our investments. With the passage of time, we considered there is sufficient evidential circumstance to justify our intention to hold these investments for long-term capital appreciation, and re-classified these investments as non-current assets. As the unrealized gain arising from the receipts of non-current assets should be treated as capital in nature under the relevant tax laws, accordingly deferred tax liabilities of HK$242.9 million (US$31.3 million) on the unrealized gain on investments is reversed and recognized as deferred tax credit during the year ended December 31, 2020. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations outside of the Cayman Islands based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our Hong Kong subsidiaries are subject to a 8.25% Hong Kong profit tax on the first HK$2,000,000 of the taxable income generated from operations in Hong Kong. Any taxable income above HK$2,000,000 will be subject to a 16.5% Hong Kong profit tax. Under the Hong Kong tax laws, our Hong Kong subsidiaries are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any Hong Kong withholding tax.

For more information on tax regulations, see “Item 10.E. Additional Information—Taxation.”

Critical Accounting Policies

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

Deferred tax on investments

Significant judgments on the tax treatment of unrealized gain on investments under the strategic investment segment are required in determining income and deferred tax provisions. Our intentions have always been to hold these investments for capital appreciation, however, in the first few years after purchasing the investments, there is uncertainty on whether it is probable that the unrealized gain can be treated as capital in nature and not assessable for profit tax under the relevant tax laws, as such, deferred tax provisions have been recorded in prior years. These investments have also been classified as current assets accordingly for the respective periods. We carried out periodical review based on the internal policy and re-evaluated the classification of these investments and recognition of the relevant tax treatment. In cases where changes in facts and circumstances result in revision of our intention, a material further recognition or reversal of deferred tax liabilities may arise, which would be recognized in profit or loss for the period in which such further recognition or reversal takes place.

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

Inflation

To date, inflation in Hong Kong has not materially affected our results of operations. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2018, 2019, and 2020 were increases of 2.5%, 2.9%, and 0.3%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Hong Kong experiences higher rates of inflation in the future.

Results of Operations

	For the Year Ended December 31,
	2018		2019		2020
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	367,538	50.8	580,006	48.2	607,263	78,322	54.3
Dividend and gain related to disposed investment	99,228	13.7	100,552	8.3	171,027	22,058	15.3

Sub-total	466,766	64.5	680,558	56.5	778,290	100,380	69.6
Net fair value changes on investments and derivatives	256,460	35.5	523,616	43.5	340,250	43,884	30.4

Total revenue	723,226	100.0	1,204,174	100.0	1,118,540	144,264	100.0
Other income	15,393	2.1	22,090	1.8	111,867	14,428	10.0
Impairment loss under expected credit loss made on accounts receivable	—	—	—	—	(17,109)	(2,206)	(1.5)
Other operating expenses	(52,582)	(7.2)	(114,697)	(9.5)	(103,723)	(13,378)	(9.3)
Staff costs	(68,025)	(9.4)	(94,607)	(7.8)	(94,410)	(12,177)	(8.5)
Finance costs	(9,047)	(1.3)	(27,706)	(2.3)	(21,510)	(2,774)	(1.9)
Net fair value changes on derivative financial liability	—	—	—	—	7,765	1,002	0.7

Profit before tax	608,965	84.2	989,254	82.2	1,001,420	129,159	89.5
Income tax (expense)/credit	(83,840)	(11.6)	(158,350)	(13.2)	137,541	17,739	12.3

Profit for the year	525,125	72.6	830,904	69.0	1,138,961	146,898	101.8

Segment Information

We report our results of operations in three reportable segments: investment banking, asset management, and strategic investment, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$
	(in thousands)
Investment Banking
Segment revenue	288,591	455,956	376,325	48,537
Segment results(1)	254,901	413,354	339,933	43,843
Asset Management
Segment revenue	79,120	124,050	230,938	29,785
Segment results(1)	57,386	109,182	225,338	29,063
Strategic Investment
Segment revenue	355,688	624,168	511,277	65,942
Segment results(1)	350,307	624,168	511,277	65,942

Total segment results	662,594	1,146,704	1,076,548	138,848

Note:

(1)	The segment results represent segment revenue that excludes (i) unallocated corporate expenses and (ii) finance costs for our strategic investment business.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2018, 2019, and 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our revenue increased by 14.4% from HK$680.6 million in 2019 to HK$778.3 million (US$100.4 million) in 2020, primarily due to an increase in fee and commission income from both investment banking and asset management segments.

Fee and commission income. Our fee and commission income increased by 4.7% from HK$580.0 million in 2019 to HK$607.3 million (US$78.3 million) in 2020, primarily due to:

•

Investment banking segment. Our fee and comission income from the investment banking segment decreased by 17.5% from HK$456.0 million in 2019 to HK$376.3 million (US$48.6 million) in 2020, primarily due to a decrease in our fees and commissions for (i) equity offerings and financial advisory services, and (ii) debt capital market deals.

•

Asset management segment. Our fee and commission income from the asset management segment increased by 86.1% from HK$124.1 million in 2019 to HK$230.9 million (US$29.8 million) in 2020, primarily due to an increase in fee income attributable to new institutional clients and related performance fee charged.

Dividend and gain related to disposed investment. Our dividend and gain related to disposed investment increased by 70.0% from HK$100.6 million in 2019 to HK$171.0 million (US$22.1 million) in 2020, primarily due to increase in net gain from disposed investment contributed by disposal of an equity linked note to a fellow subsidiary with a gain of HK$82.9 million (US$10.7 million) in 2020.

Net fair value changes on investment and derivative. The net fair value gain amounted to HK$340.3 million (US$43.9 million) in 2020, representing a decrease of 35.0% as compared to 2019, primarily due to the fluctuation in the fair value of strategic investment portfolio primarily driven by the market condition and the business development of the portfolio companies.

Other income

Our other income increased by 406.4% from HK$22.1 million in 2019 to HK$111.9 million (US$14.4 million) in 2020, primarily attributable to the increase in interest income earned from our Controlling Shareholder.

Other operating expenses

Our other operating expenses decreased by 9.6% from HK$114.7 million in 2019 to HK$103.7 million (US$13.4 million) in 2020, primarily due to a decrease in net foreign exchange differences of HK$9.4 million (US$1.2 million) and traveling and business development expenses of HK$13.7 million (US$1.8 million), and offset by an increase in administrative service fee of HK$12.3 million (US$1.6 million).

Income tax (expense)/credit

Income tax expense of HK$158.4 million (US$20.4 million) and income tax credit of HK$137.5 million (US$17.7 million) were recorded for 2019 and 2020, respectively. The change was primarily due to reversal of deferred tax liability provided on fair value changes of certain investments which are concluded to be capital gains in nature and therefore not subject to profits tax charge.

Profit for the year

As a result of the foregoing, our profit increased by 37.1% from HK$830.9 million in 2019 to HK$1,139.0 million (US$146.9 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our revenue increased by 66.5% from HK$723.2 million in 2018 to HK$1,204.2 million in 2019, primarily due to a significant increase in our net fair value changes on stock loan, derivative financial asset, and financial assets at fair value through profit or loss under our strategic investment business and a significant increase in our fee and commission income under our investment banking and asset management businesses.

Fee and commission income. Our fee and commission income increased by 57.8% from HK$367.5 million in 2018 to HK$580.0 million in 2019, primarily due to the robust growth of our investment banking business.

•

Investment banking segment. Our fee and commission income from the investment banking segment increased by 58.0% from HK$288.6 million in 2018 to HK$456.0 million in 2019, primarily due to an increase in our fees and commissions for equity and debt offerings.

•

Asset management segment. Our fee and commission income from the asset management segment increased by 57.3% from HK$78.9 million in 2018 to HK$124.1 million in 2019, primarily due to an increase in new asset management clients in 2019.

Dividend and gain related to disposed investment. Our dividend and gain related to disposed investment remained stable from HK$99.2 million in 2018 to HK$100.6 million in 2019.

Net fair value changes on financial assets at fair value through profit or loss, stock loan and derivative financial instrument. Our net fair value changes on financial assets at fair value through profit or loss, stock loan and derivative financial instrument increased by 104.2% from HK$256.5 million in 2018 to HK$523.6 million in 2019, primarily due to increase in fair value of our investment portfolio.

Other income

Our other income increased by 43.5% from HK$15.4 million in 2018 to HK$22.1 million in 2019, primarily attributable to interest income earned from our Controlling Shareholder.

Other operating expenses

Our other operating expenses increased by 118.1% from HK$52.6 million in 2018 to HK$114.7 million in 2019, primarily due to (i) an increase in audit and professional fees from HK$2.4 million to HK$23.2 million attributable to our initial public offering; (ii) an increase in administrative support service fee of HK$12.0 million charged by our immediate holding company in accordance with the transitional services agreement entered into between us and our Controlling Shareholder, and (iii) an increase in foreign exchange differences from HK$0.4 million to HK$12.6 million, which in turn was attributable to the depreciation of U.S. dollar against Hong Kong dollar.

Staff costs

Our staff costs increased by 39.1% from HK$68.0 million in 2018 to HK$94.6 million in 2019, primarily due to an increase in staff bonuses, including a special bonus for our successful listing on the NYSE and new talent recruitment and related costs.

Finance costs

Our finance costs increased by 207.8% from HK$9.0 million in 2018 to HK$27.7 million in 2019, primarily due to increase in average loan balance to support and fuel ongoing developments and to accelerate our international expansion.

Income tax expense

We incurred income tax expense of HK$83.8 million and HK$158.4 million in 2018 and 2019, respectively. The increase in our income tax expense is in line with our profit growth in 2019.

Profit for the year

As a result of the foregoing, our profit increased by 58.2% from HK$525.1 million in 2018 to HK$830.9 million in 2019.

B.	Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities have been issuances of equity and equity-linked securities in our initial public offering and private placements, and perpetual securities and bank borrowings, as well as net cash provided by operating activities. As of December 31, 2018, 2019, and 2020, we had HK$126.9 million, HK$766.4 million, and HK$454.0 million (US$58.6 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding segregated clients’ bank account balances, which are unrestricted for withdrawal or use. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

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

In May 2020, we issued US$200 million 7.25% senior perpetual securities and SGD50 million 4.5% senior perpetual securities. In September 2020, we obtained a US$30 million banking facility and have drawn down the loans.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	79,112	709,500	1,993,977	257,175
Net cash used in investing activities	(14)	(2,957,940)	(3,581,341)	(461,906)
Net cash (used in)/generated from financing activities	(38,657)	2,888,015	1,274,407	164,367

Net increase/(decrease) in cash and cash equivalents	40,441	639,575	(312,957)	(40,364)
Cash and cash equivalents at the beginning of year	86,415	126,856	766,431	98,851

Effect of foreign exchange rate change, net	—	—	493	64

Cash and cash equivalents at the end of year	126,856	766,431	453,967	58,551

Operating Activities

Net cash generated from operating activities in 2020 was HK$1,994.0 million (US$257.2 million), which consists of our profit before tax of HK$1,001.4 million (US$129.2 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$423.2 million (US$54.6 million) of fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, partially offset by HK$21.5 million (US$2.8 million) of finance costs relating to our margin loans payable, bank borrowings and convertible bond. The principal items accounting for the changes in operating assets and liabilities were (i) HK$251.9 million (US32.5 million) of decrease in accounts receivable, mainly relating to the collection from brokers and clearing house, partially offset by HK$291.6 million (US$37.6 million) of decrease in accounts and other payables and accruals primarily attributable to HK$64.7 million (US$8.3 million) of asset management fee received in advance.

Net cash generated from operating activities in 2019 was HK$709.5 million, which consists of our profit before tax of HK$989.3 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$523.6 million of fair value gain on financial assets at fair value through profit or loss, stock loan and derivative financial instrument in connection with our strategic investment business, partially offset by HK$27.7 million of finance costs relating to our margin loans. The principal items accounting for the changes in operating assets and liabilities were (i) HK$185.3 million of increase in accounts receivable, mainly relating to the operations of our investment banking business, partially offset by HK$357.7 million of increase in accounts and other payables and accruals primarily attributable to HK$56.9 million of asset management fee received in advance.

Net cash generated from operating activities in 2018 was HK$79.1 million, which consists of our profit before tax of HK$609.0 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$256.5 million of fair value gain on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by HK$9.0 million of finance costs relating to our margin loans. The principal items accounting for the changes in operating assets and liabilities were (i) HK$699.9 million of decrease in amount with subsidiaries of our Controlling Shareholder attributable to intra-group treasury fund allocation and (ii) HK$67.9 million of increase in accounts receivable relating to the operations of our investment banking business, partially offset by (i) HK$439.2 million of increase in amount with our Controlling Shareholder attributable to intra-group treasury fund allocation and (ii) HK$73.4 million of increase in accounts and other payables and accruals primarily attributable to HK$55.1 million of asset management fee received in advance.

Investing Activities

Net cash used in investing activities in 2020 was HK$3.6 billion (US$461.9 million), which was attributable to an increase in advance to immediate holding company for group treasury management purpose.

Net cash used in investing activities in 2019 was HK$3.0 billion, which was attributable to an increase in advance to immediate holding company for group treasury management purpose.

Net cash used in investing activities in 2018 was HK$14 thousand, which was attributable to the purchase of office equipment.

Financing Activities

Net cash generated in financing activities in 2020 was HK$1.3 billion (US$164.4 million), which was mainly due to net proceeds from our perpetual securities issued and bank borrowings and offset by repayment of margin loans and distribution to holders of perpetual securities.

Net cash generated in financing activities in 2019 was HK$2.9 billion, which was mainly due to net proceeds from our initial public offering on the NYSE, issuance of warrants and convertible bond, and private placements.

Net cash used in financing activities in 2018 was HK$38.7 million, which was due to repayment of margin loan payable of HK$29.6 million and HK$9.0 million of repayment of finance costs relating to the margin loan.

Capital Expenditures

Our capital expenditures were HK$14 thousand in 2018, HK$14 thousand in 2019 and HK$111 thousand (US$14 thousand) in 2020. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our financing activities.

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

Intellectual Property

As of the date of this annual report, we own one registered trademark. We are licensed by our Controlling Shareholder to use certain trademarks. We maintain seven registered domain names, including amtdinc.com. We have applied for one trademark in Hong Kong.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(HK$ in millions)
Convertible bond with principal and interest	124.6	—	124.6	—	—
Bank borrowings, with principal and interest	233.5	233.5	—	—	—

Total	358.1	233.5	124.6	—	—

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

In March 2020, we listed our MTN Program for a period of twelve months by way of debt issuance to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in

the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, we may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, we dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the Existing Securities to offer exchange any and all of their outstanding Existing Securities for New Securities to be issued by us under our MTN Program. The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange shall be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer expired on May 6, 2020. In May 2020, we issued US$200 million 7.25% senior perpetual securities and SGD50 million 4.5% senior perpetual securities. In September 2020, we obtained a US$30 million banking facility and have drawn down the loans.

While the table above indicates our contractual obligations as of December 31, 2020, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled, or terminated.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Feridun Hamdullahpur(1)(2)(3)	66	Chairman of the Board of Directors and Independent Director
Yu Gao(1)(2)(3)	47	Vice Chairman of the Board of Directors and Independent Director
Annie Koh(1)(3)	67	Independent Director
Marcellus Wong(2)	67	Director and Chairman of the Executive Management Committee
Raymond Yung	60	Director
William Fung	40	Chief Executive Officer
Xavier Ho Sum Zee	46	Chief Financial Officer
Jason Man Chun Chiu	36	Co-Chief Financial Officer
Bert Chun Lung Tsang	34	Chief Accounting Officer
Derek Chung	39	Chief Strategy and Business Development Officer and Head of Investment Banking

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of five directors. There are no arrangement or understanding with our shareholders or other third parties with respect to the election of a director or a member of senior management. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Feridun Hamdullahpur is our chairman of the board of directors and independent director. Dr. Hamdullahpur has served as a director of our Controlling Shareholder since January 2019. Dr. Hamdullahpur has served as the sixth president and vice-chancellor of the University of Waterloo since 2010. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to

September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014. Dr. Hamdullahpur was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. Dr. Hamdullahpur graduated from the Technical University of Nova Scotia with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

Yu Gao is our vice chairman of the board and independent director. Mr. Gao has served as a director of our Controlling Shareholder since October 2014. Mr. Gao joined Morgan Stanley Asia Limited in August 2005 and primarily focuses on private equity investment transactions in China. He is currently a managing director and co-chief investment officer for Morgan Stanley Private Equity Asia. He is also the chairman of RMB Fund’s investment committee of Morgan Stanley Asia Limited. Prior to joining Morgan Stanley, he worked in Citigroup’s Asia-Pacific investment banking division, and Donaldson, Lufkin & Jenrette’s debt capital markets group in New York. Mr. Gao has served as a non-executive director of SEHK-listed Feihe Limited (SEHK: 6186) since June 2013, a non-executive director of SEHK-listed Home Control International Limited (SEHK: 1747) since April 2015 and chairman of the board since June 2019. From September 2010 to October 2020, he was a non-executive director of SEHK-listed Sparkle Roll Group Limited (SEHK: 970) and has been an independent non-executive director for it since October 2020. From July 2007 to May 2013, he was a non-executive director of SEHK-listed China Dongxiang (Group) Co., Ltd. (SEHK: 3818) and has been an independent non-executive director since May 2013. Mr. Gao has served as a director of Shandong Buchang Pharmaceutical Co., Ltd. (SSE: 603858) since March 2012. From August 2006 to August 2014, he was a non-executive director of SEHK-listed Belle International Holdings Limited (SEHK: 1880) and has been an independent non-executive director from August 2014 to July 2017. Mr. Gao was also a director of Tongkun Group Co., Ltd. (SSE: 601233), a company listed on Shanghai Stock Exchange, or SSE, from April 2011 to March 2015. Mr. Gao also holds directorships in several privately-owned companies. Mr. Gao received dual bachelor’s degrees in engineering and economics from Tsinghua University in China in July 1997 and a degree in engineering-economic systems and operations research from Stanford University in the United States in September 1999.

Annie Koh is our independent director and a notable conference speaker, panel moderator, and commentator. Dr. Koh is a vice president of business development, V3 group professor of family entrepreneurship, and professor of finance (practice) at the Singapore Management University (SMU). Dr. Koh was appointed as our independent director in June 2020. She is the academic director for two university-level institutes—the Business Families Institute and International Trading Institute. Her previous portfolios at SMU included positions as associate dean, Lee Kong Chian School of Business and Dean, office of executive and professional reducation. Dr. Koh is a member of the World Economic Forum Global Future Council on New Education and Work Agenda. In addition, she chairs the Asian Bond Fund 2 supervisory committee of MAS. In 2019, Dr. Koh was appointed a member of customs advisory council and advises a number of startup firms. Professor Koh was awarded the bronze and silver Singapore Public Administration medal in 2010 and 2016, respectively, and the Adult Education Prism Award in 2017 for her contributions to the education and public sectors. Dr. Koh is currently also a board member of Keppel Prime US REIT, Prudential Assurance Company Singapore Pte Ltd., PBA International Pte. Ltd. and Yoma Strategic Holdings Ltd. Dr. Koh has been an independent director of PBA International Pte. Ltd. since July 2020. Dr. Koh received a Ph.D. degree in international finance with a Fulbright scholarship from Stern School of Business, New York University in 1988.

Marcellus Wong is our director and chairman of the executive management committee and has over 40 years of experience in accounting and taxation. Mr. Wong has been serving as the vice chairman of the board of directors of our Controlling Shareholder since October 2015. Mr. Wong holds a number of other positions including, since June 2015, independent non-executive director of SEHK-listed Xinte Energy Co., Ltd. (SEHK: 1799); since January 2015, senior advisor of L.R. Capital Group; from July 2012 to June 2017, senior advisor of PricewaterhouseCoopers; and, since November 2001, a member of the Joint Liaison Committee on Taxation that advises the government of Hong Kong on tax issues. Mr. Wong also holds directorships in several privately-owned companies. Meanwhile, Mr. Wong served as a council member of the Taxation Institute of Hong Kong from 1995 to 2017, president from 1996 to 1999, and has served as chairman of advisory board since 2017. He was the president of CPA Australia-Hong Kong China Division from 2004 to 2005 and has served as its honorary adviser of Greater China region since July 2014. Prior to joining our Controlling Shareholder, Mr. Wong served as a member of the Working Group on the Long-Term Fiscal Planning of the government of Hong Kong from June 2013 to January 2015. Mr. Wong joined PricewaterhouseCoopers in February 1990 and, prior to his retirement in June 2012, served as a partner and compliance leader in Hong Kong and China as well as risk and quality leader for its tax practice in the Asia Pacific region. From July 1977 to January 1990, Mr. Wong served as a tax assessor at the Inland Revenue Department of the government of Hong Kong. Between 1999 and 2012, Mr. Wong had been consistently named by Euromoney as one of the “world’s leading tax advisers” in Hong Kong and China. Mr. Wong graduated from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) with a higher diploma in accountancy in October 1977, and also obtained a degree through the external program from the University of London in the United Kingdom in August 1989. Mr. Wong was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants in December 1987, an associate of the Hong Kong Institute of Chartered Secretaries in July 1996, a fellow of CPA Australia in October 2001, and a fellow of the Taxation Institute of Hong Kong in March 2004.

Raymond Yung is our director, and has over 40 years of experience in advising financial institutions in Hong Kong and China. Mr. Yung has served as chief executive officer of L.R. Capital Group since 2016. Mr. Yung sits on the board of Citibank (Hong Kong) Limited. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Prior to joining L.R. Capital Group, Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UK Chartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.

William Fung is our chief executive officer and group vice president of our Controlling Shareholder, and has over 16 years of experience in global capital markets including investing, syndicating, and executing global capital markets transactions; as well as managerial experience. Prior to becoming our chief executive officer, Mr. Fung served as our chief investment officer and head of asset management from June 2019 to December 2020. Mr. Fung has served as the group vice president of our Controlling Shareholder since September 2019 and the managing director of the chief investment officer of AMTD Global Markets Limited since March 2016. From September 2009 to February 2016, Mr. Fung worked at UBS AG Hong Kong as an executive director. Prior to that, he worked at Nomura International (Hong Kong) Limited from September 2008 to September 2009. From January 2005 to September 2008, Mr. Fung worked at Lehman Brothers Asia Limited. Prior to that, Mr. Fung also practiced professional engineering in the United States. Mr. Fung received a bachelor of science degree in industrial engineering from Purdue University in May 2002 and a master of science degree in financial engineering from the University of Michigan in December 2004.

Xavier Ho Sum Zee is our chief financial officer and chief financial officer of our Controlling Shareholder. Mr. Zee joined our Controlling Shareholder in November 2020. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in July 2008, and has over 24 years of experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry, in Mainland China and Hong Kong. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in December 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

Jason Man Chun Chiu is our co-chief financial officer. Mr. Chiu is specialized in financial reporting with more than five years of financial management experience in public companies and nine years of external auditing experience focusing on financial institutions including investment banks, securities brokerage companies and asset management companies. Mr. Chiu joined our Controlling Shareholder in January 2020 and was previously the finance director before being promoted to his current position as co-chief financial officer of our Company in April 2021. Prior to joining our Controlling Shareholder, Mr. Chiu worked as financial controller and company secretary for several listed companies in Hong Kong from July 2015 to January 2020. Mr. Chiu worked as an audit manager at Deloitte Touche Tohmatsu from September 2006 to July 2015. Mr. Chiu is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Chiu received a bachelor’s degree in economics and finance from the University of Hong Kong in 2006.

Bert Chun Lung Tsang is our chief accounting officer who is specialized in financial reporting with six years of external auditing experience in property agency, retailing, securities dealings, investment advisory, asset management and corporate finance industries. Mr. Tsang joined our Controlling Shareholder in July 2016 and was previously the assistant manager before being promoted to his current position as chief accounting officer of our Company in April 2021. Prior to joining our Controlling Shareholder, Mr. Tsang worked as an audit senior at RSM Hong Kong from November 2011 to July 2016. Mr. Tsang is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Tsang received a bachelor’s degree in business administration in accounting with first class honors from the City University of Hong Kong in July 2010.

Derek Chung is our chief strategy and business development officer and head of investment banking. Mr. Chung has over 16 years of experience in investment banking, including originating, advising and executing capital markets and M&A transactions for corporate clients across Asia. Between 2016 and 2019, Mr. Chung worked for Deutsche Bank and most recently served as managing director, head of financial institutions group, Asia, where he was responsible for the coverage of traditional financial institution and financial technology corporate finance clients across Asia. Prior to serving at Deutsche Bank, Mr. Chung worked at the investment banking division of Goldman Sachs between 2004 and 2016. Mr. Chung is a qualified principal for Hong Kong IPO sponsor work. He obtained a bachelor of science degree in electrical and computer engineering in May 2003 and a master of engineering degree in financial engineering in May 2004, both from Cornell University.

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

For the year ended December 31, 2020, we paid an aggregate of HK$14.1 million (US$1.8 million) in cash compensation (inclusive of directors’ fees) to our directors. Directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.

For the year ended December 31, 2020, we paid an aggregate of HK$18.6 million (US$2.4 million) in cash compensation to our executive officers, excluding compensation paid to the executive officers who also serve and receive compensation as our directors.

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

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property, and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees under the board of directors, namely the audit committee, the compensation committee, and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Feridun Hamdullahpur, Mr. Yu Gao, and Dr. Annie Koh, and is chaired by Dr. Feridun Hamdullahpur. Dr. Feridun Hamdullahpur, Mr. Yu Gao, and Dr. Annie Koh each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Yu Gao qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Mr. Yu Gao, Mr. Marcellus Wong, and Dr. Feridun Hamdullahpur, and is chaired by Mr. Yu Gao. Mr. Yu Gao and Dr. Feridun Hamdullahpur each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Feridun Hamdullahpur, Mr. Yu Gao, and Dr. Annie Koh, and is chaired by Dr. Feridun Hamdullahpur. Dr. Feridun Hamdullahpur, Mr. Yu Gao, and Dr. Annie Koh each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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

D.	Employees

We had 31, 40, and 46 employees as of December 31, 2018, 2019, and 2020, respectively. All of our employees are based in Hong Kong.

The following tables sets forth the number of our employees by function as of December 31, 2020.

Function	Number of Employees	Percentage
Executive officers	7	15.2%
Licensed professionals	27	58.7%
Supporting staff	12	26.1%

Total	46	100.0%

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

	Class A Ordinary Shares	Class B Ordinary Shares		Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Feridun Hamdullahpur (1)	—	—		—	—
Yu Gao (2)	—	—		—	—
Annie Koh (3)	—	—		—	—
Marcellus Wong (4)	—		*	*	*
Raymond Yung (5)	—		*	*	*
William Fung	—	—		—	—
Xavier Ho Sum Zee	—	—		—	—
Jason Man Chun Chiu	—	—		—	—
Bert Chun Lung Tsang	—	—		—	—
Derek Chung	—	—		—	—
Gabriel Ming Lin Cheung	—	—		—	—
All directors and executive officers as a group	—	1,356,448		0.6%	1.1%
Principal Shareholders:
AMTD Group (6)	—	178,757,001		72.8%	95.9%
Infinity Power Investments Limited (7)	—	62,622,652		25.5%	49.7%
Century City International Holdings Limited(8)	21,704,538	—		8.8%	0.6%

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.
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

(1)	The business address of Feridun Hamdullahpur is University of Waterloo, 200 University Avenue, West Waterloo, Ontario, Canada N2L3G1.
(2)	The business address of Yu Gao is 40/F, International Commerce Centre, 1 Austin Road West, Kowloon, Hong Kong.
(3)	The business address of Annie Koh is Singapore Management University, 81 Victoria Street, Singapore 188065.
(4)

Marcellus Wong holds 1.5% of issued and outstanding share capital of L.R. Capital Group, a Cayman Islands exempted company with limited liability and an indirect beneficial owner of AMTD Group, our Controlling Shareholder. He may be deemed to beneficially own the corresponding proportion of our issued and outstanding shares held by the Controlling Shareholder.

(5)

Raymond Yung holds 1.5% of issued and outstanding share capital of L.R. Capital Group, a Cayman Islands exempted company with limited liability and an indirect beneficial owner of AMTD Group, our Controlling Shareholder. He may be deemed to beneficially own the corresponding proportion of our issued and outstanding shares held by the Controlling Shareholder.

(6)

AMTD Group directly holds 178,757,001 Class B ordinary shares of the Company. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The board of directors of AMTD Group consists of Calvin Choi, Marcellus Wong, Yu Gao, and Feridun Hamdullahpur.

(7)

Infinity Power Investments Limited directly holds (i) 4,526,627 Class B ordinary shares of the Company and (ii) 32.5% of the issued and outstanding shares of AMTD Group, which in turn holds 178,757,001 Class B ordinary shares of the Company. Infinity Power Investments Limited is a British Virgin Islands company wholly-owned by Mr. Calvin Choi. The registered address of Infinity Power Investments Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)

Century City International Holdings Limited, a Bermuda company with its shares listed on the Stock Exchange of Hong Kong (stock code: 355), through its subsidiaries, namely P&R Finance Limited, Clear Radiant Limited and Unicorn Star Limited, holds 21,704,538 Class A ordinary shares of the Company. P&R Finance Limited is a Hong Kong company, with its registered address at 11/F, Yee Wo Street, Causeway Bay, Hong Kong, Clear Radiant Limited is a British Virgin Islands company, with its registered address at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and Unicorn Star Limited is a British Virgin Islands company, with its registered address at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 20,398,299 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our Controlling Shareholder recharged staff costs, premises costs, office utilities and office renovation, and certain other operating expenses to us. For the year ended December 31, 2020, the total amount of our recharge from our Controlling Shareholder for the aforementioned costs and expenses was HK$34.2 million (US$4.4 million). Beginning from the third quarter of fiscal year 2019, our Controlling Shareholder has charged a fixed service fee of HK$6.0 million (US$0.8 million) per quarter in place of the previous recharging arrangement. For the year ended December 31, 2020, HK$24 million (US$3.1 million) was charged by our Controlling Shareholder.

In September 2017, we entered into certain stock lending agreements with a shareholder of our Controlling Shareholder, pursuant to which we lent listed equity shares to the shareholder. As of December 31, 2020, the value of the listed equity shares was HK$876.1 million (US$113.0 million). The shareholder pledged the listed equity share to a third party as collateral as of December 31, 2020.

In May 2020, we entered into a stock lending agreement with a fellow subsidiary, pursuant to which we lent listed equity shares to the fellow subsidiary. As of December 31, 2020, the value of the listed equity shares was HK$2.4 million (US$0.3 million).

In August 2019, we entered into an intercompany financing agreement with the Controlling Shareholder, we made unsecured, interest bearing advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. As of December 31, 2020, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was HK$6.5 million (US$0.8 million). For the year ended December 31, 2020, interest income of HK$101.2 million (US$13.0 million) was charged to the Controlling Shareholder.

In December 2019, we issued 4,526,627 Class B ordinary shares to Infinity Power Investments Limited for an aggregate subscription price of US$38.3 million in the form of private placement. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Mr. Calvin Choi, which owns 32.5% of the total outstanding shares of our Controlling Shareholder.

In March 2020, we listed the MTN Program on the SEHK and, subsequently in April 2020, we dual listed the MTN Program on the SGX-ST. Later in the same month, we extended the Exchange Offer under the MTN Program. For further details, see “Item 4.A.—Information on the Company—History and Development of the Company—Our Company.” In May 2020, we issued US$200 million 7.25% senior perpetual securities and SGD50 million 4.5% senior perpetual securities.

Other Transactions with Related Parties

We provided a fellow subsidiary with financial advisory services in its bond offering. For the year ended December 31, 2020, the total amount of financial advisory fees that we charged the fellow subsidiary was HK$30.2 million (US$3.9 million).

In December 2018, we acquired certain securities held by a subsidiary of our Controlling Shareholder for HK$72.1 million. In 2019, we disposed all of the securities and recognized realized profit of HK$8.2 million.

In December 2019, the controlling person of the counterparty with which we entered into certain derivative agreements in April 2019 was appointed as a director, therefore the counterparty has become a related party of our company. Pursuant to these derivative agreements, the counterparty is entitled to a certain percentage of the gain of certain underlying assets if the market price or disposal price is higher than the agreed underlying price, and shall pay a sum equivalent to the loss of certain underlying assets if the market price or disposal price is lower than the agreed underlying price. For the year ended December 31, 2020, the unrealized gain on the derivative financial asset entered into with the related party was HK$321.8 million (US$41.5 million). In June 2020, we disposed certain underlying assets to the related party with a consideration of HK$972.2 million (US$125.4 million) and therefore part of the derivatives contracts have also been settled with the consideration of HK$618.7 million (US$79.8 million). For the year ended December 31, 2020, since the counterparty became a related party of our Company, the total amount of asset management service fee income and financial advisory fee income that we earned from the counterparty were HK$2.7 million (US$0.3 million) and HK$95.5 million (US$12.3 million), respectively. In December 2020, the subject director resigned from our Board and the counterparty ceased to be a related party.

In June 2020, we acquired ordinary shares of a fellow subsidiary from the immediate holding company at a consideration of HK$556.2 million (US$71.7 million).

In October and November 2020, we acquired two equity linked notes from fellow subsidiaries at a consideration of HK$148.7 million (US$19.2 million). During the year ended December 2020, one of the equity linked notes had been settled with the consideration of HK$195.8 million (US$25.3 million).

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

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, conflicts with regard to third-party license or other rights, exposures to disputes with regard to contracts, or labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations and cash flows.

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

Three of four of the cases for which the AMTD GM had been penalized by HKCIB were in relation to matters of similar nature whereby the previous management team and its insurance staff had not carried out their work in accordance with regulatory standards. Three separate cases occurred in 2011, 2012, and 2014, and were recorded as each case arose from a separate complaint. These cases were concluded in April 2016, September 2016, and April 2019, respectively. These cases concluded in fines of HK$150,000, HK$50,000, and HK$250,000, respectively, on AMTD GM. Since the current management team had assumed its position in 2016, it had enhanced its internal control processes in order to prevent the reoccurrence of such lapses in proper procedures in the future.

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

The ADSs, each representing one Class A ordinary share, have been listed on NYSE since August 5, 2019. The ADSs trade under the symbol “HKIB.” 5,803,947 Class A ordinary shares have been listed on SGX-ST since April 8, 2020 and trade under the symbol “HKB.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our third amended and restated memorandum and articles of association became effective on March 15, 2019. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands (as revised) insofar as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Pursuant to Article 2 of our third amended and restated memorandum of association, our registered office is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands or at such other place as our board of directors may from time to time decide. Pursuant to Article 3 of our third amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company has full power and authority to carry out any object not prohibited by the Companies Act of the Cayman Islands (as revised) as the same may be revised from time to time, or any other law of the Cayman Islands.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our founder, Calvin Choi, or any other person or entity designated by Mr. Choi, each of such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary share.

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

General Meetings of Shareholders. As a Cayman Islands exempted company with limited liability, we are not obliged by the Companies Act (as revised) to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act of the Cayman Islands (as revised) provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together holds shares which carry in aggregate not less than one-third of the total number of votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act of the Cayman Islands (as revised), the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act of the Cayman Islands (as revised) no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands (as revised). The Companies Act of the Cayman Islands (as revised) distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

There are currently no foreign exchange control restrictions in Hong Kong or similar laws, decrees, regulatory or other requirements that may affect the following:

(a)	The ability to transfer funds by or to the Company in the form of repatriation of capital and remittance of profits;

(b)	The availability of cash and cash equivalents for use by the Company; and

The remittance of dividends, interest or other payments to holders of the Company’s securities.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations outside of the Cayman Islands based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

•

Revenue gains from the sale of ADSs and/or Class A ordinary shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, or Assessable Profits. Corporations will be subject to a 8.25% profit tax on the first HK$2,000,000 of any generated Assessable Profits, and any Assessable Profits above HK$2,000,000 will be subject to a 16.5% profit tax. Unincorporated businesses will be subject to a 7.5% profit tax on the first HK$2,000,000 of any generated Assessable Profits, and any Assessable Profits above HK$2,000,000 will be subject to a 15% profit tax.

•	Purchases and sales of ADSs and/or Class A ordinary shares are effected outside of Hong Kong such as, for example, on the NYSE, should not be subject to Hong Kong profits tax.

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

Based upon our current and projected income and assets and the market price of our ADSs, we do not believe we were a PFIC in 2020 and do not expect to be one for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of our ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

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

•

the amount allocated to the taxable year of the sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

Fees and Charges Our ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

Persons depositing or withdrawing shares or ADS holders must pay:	For:

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

We raised approximately US$192.6 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. For the period from August 2, 2019 to December 31, 2020, we have used approximately US$5.0 million of the net proceeds from our initial public offering for branding and marketing activities and other general administrative matters.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in our business and infrastructure expansion, fund potential acquisitions and investments, and use the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We have also engaged Protiviti Hong Kong Co. Ltd. as our independent consultant to assist us in performing the evaluation. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

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

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Changes in Internal Control over Financial Reporting

To remediate our identified material weaknesses as of December 31, 2019, we have adopted measures to improve our financial control over financial reporting during the year ended December 31, 2020, including, among others: (i) forming financial reporting and accounting team with personnel who have appropriate knowledge and experience of SEC reporting requirements; (ii) actively monitoring the work of internal audit service provider; (iii) organizing regular training for our accounting staff, especially training related to complex accounting standards and updates on IFRS and SEC reporting requirements; (iv) enhancing documentation procedures to be followed by the accounting personnel; and (v) adding resources to establish effective oversight and implement reporting requirements for related parties and related party transactions to ensure related accounting treatment and disclosure are accurate, complete and in compliance with IFRS.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young and Deloitte Touche Tohmatsu, our principal accountants, for the periods indicated. We did not pay or accrue for payment any other fees to our principal accountants during the periods except as indicated below.

	2018	2019	2020
	HK$	HK$	HK$	US$
	(in thousands)
Audit Fees(1)
- Ernst & Young	2,492	10,250	4,650	600
- Deloitte Touche Tohmatsu	—	—	6,000	774
Audit – Related Fees(2)
- Ernst & Young	—	1,152	1,419	183

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

Effective from January 22, 2021, we engaged Deloitte Touche Tohmatsu, or Deloitte, as our independent registered public accounting firm to rotate out Ernst & Young (“EY”), to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2020. Our financial statements as of and for the fiscal years ended December 31, 2018 and 2019 had previously been audited by EY. The retirement of EY and the appointment of Deloitte were made as part of the global auditor rotation process being initiated by the audit committee and approved by our board to conform with international best practices on auditor independence.

EY has issued unqualified opinions on the Company’s consolidated financial statements for the fiscal years ended December 31, 2018 and 2019.

During the fiscal years ended December 31, 2018 and 2019 through to December 24, 2020, which is the date of EY’s letter to the PCAOB confirming that the client-auditor relationship has ceased, there were no disagreements between the Company and EY on, any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in their reports on the financial statements for such years. In addition, there were no “reportable events” as defined in Form 20-F Item 16F(a)(1)(v) other than the material weaknesses reported in the Company’s 2019 Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2020.

The audit committee of our board discussed the material weaknesses with EY and authorized EY to fully respond to the inquiries of Deloitte on the material weaknesses, if any. There is no disagreement with EY on the above matters.

We provided EY with a copy of the disclosures under this Item 16F and requested from EY a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of EY’s letter dated April 28, 2021, is attached as Exhibit 16.1.

During the Company’s three most recent fiscal years and through the subsequent interim period on or prior to the engagement of Deloitte, neither the Company nor anyone on its behalf consulted with Deloitte on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to us that Deloitte concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

ITEM 16G.	CORPORATE GOVERNANCE

As a “controlled company” as defined under the NYSE Listed Company Manual, we are permitted to, and we have elected, not to comply with certain corporate governance requirements. We have elected to rely on exemptions with respect to the requirement that we have a compensation committee that is composed entirely of independent directors.

Other than as described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AMTD International Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 30, 2019)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.6	Instrument Constituting Warrants to Subscribe for Shares in the Registrant dated March 8, 2019 and the Exercise Notice dated April 10, 2019 (incorporated by reference to Exhibit 10.7 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.7	Share Purchase Agreement between the Registrant and Indochina Fund Limited dated April 26, 2019 (incorporated by reference to Exhibit 10.8 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.8	Share Purchase Agreement between the Registrant and Venture Garden Limited dated April 27, 2019 (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.9	Share Purchase Agreement between the Registrant and David Chiu dated April 29, 2019 (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.10	Share Purchase Agreement between the Registrant and Tongcheng-Elong Holdings Limited dated May 7, 2019 (incorporated by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.11	Share Purchase Agreement between the Registrant and Ching Cheong George Chan dated May 15, 2019 (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.12	Share Purchase Agreement between the Registrant and People Better Limited dated May 13, 2019 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.13	Share Purchase Agreement between the Registrant and NHPEA IV Diamond Holding (Cayman) Limited dated May 17, 2019 (incorporated by reference to Exhibit 10.14 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document

4.14	Share Purchase Agreement between the Registrant and Mobvista International Technology Limited dated May 6, 2019 (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.15	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated May 23, 2019 (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.16	Share Purchase Agreement between the Registrant and Yuanyin International Limited dated May 22, 2019 (incorporated by reference to Exhibit 10.17 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.17	Share Purchase Agreement between the Registrant and Manureen Financial Holdings Limited dated May 24, 2019 (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.18	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated May 24, 2019 (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.19	Share Purchase Agreement between the Registrant and Weijie Chen dated May 29, 2019 (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.20	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated May 29, 2019 (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.21	Share Purchase Agreement between the Registrant and Sun Hung Kai Strategic Capital Limited dated June 18, 2019 (incorporated by reference to Exhibit 10.22 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.22	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.23	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.24	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.25	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.26	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.27*	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020

4.28*	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020

8.1*	List of Subsidiaries of the Registrant

Exhibit Number	Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Letter from Ernst & Young to the Securites and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD International Inc.

By:	/s/ William Fung
	Name:	William Fung
	Title:	Chief Executive Officer

Date: April 28, 2021

AMTD INTERNATIONAL INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the shareholders and the Board of Directors of AMTD International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD International Inc. and subsidiaries (the “Company”) as of December 31, 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, cash flows, for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 28, 2021

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firms

To the Shareholders and the Board of Directors of AMTD International Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD International Inc. (the Company) as of December 31, 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ Ernst & Young

We served as the Company’s auditor from 2019 to 2020.

Hong Kong

April 30, 2020

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 and 2020

		Year ended December 31,
	Notes	2018	2019	2020
		HK$	HK$	HK$
REVENUE
Fee and commission income (including income generated from related parties of HK$70,988,340, HK$42,111,072 and HK$125,745,131 for the years ended December 31, 2018, 2019 and 2020, respectively)		367,538,115	580,006,276	607,263,125
Dividend and gain related to disposed investment (including net disposal gain generated from related parties of HK$ Nil, HK$ Nil and HK$82,948,508 for the years ended December 31, 2018, 2019 and 2020, respectively)		99,227,724	100,551,728	171,026,667

		466,765,839	680,558,004	778,289,792
Net fair value changes on financial assets at fair value through profit or loss and stock loan		256,460,295	(641,603,993)	(31,054,945)
Net fair value changes on derivative financial asset	14	—	1,165,220,000	371,305,326

	5	723,226,134	1,204,174,011	1,118,540,173
Other income	5	15,392,775	22,090,268	111,867,468
Impairment losses under expected credit loss model on accounts receivable	11	—	—	(17,109,001)
Other operating expenses	6	(52,582,107)	(114,696,855)	(103,723,211)
Staff costs	7	(68,024,513)	(94,607,497)	(94,410,281)
Finance costs	8	(9,047,063)	(27,705,955)	(21,510,079)
Net fair value changes on derivative financial liability	24	—	—	7,765,148

PROFIT BEFORE TAX		608,965,226	989,253,972	1,001,420,217
Income tax (expense)/credit	9	(83,839,597)	(158,349,518)	137,540,767

PROFIT FOR THE YEAR		525,125,629	830,904,454	1,138,960,984

Attributable to:
Owners of the parent:
—Ordinary shareholders		468,061,079	938,272,885	1,059,973,270
—Holders of perpetual securities	26	—	—	78,987,714
Non-controlling interests		57,064,550	(107,368,431)	—

		525,125,629	830,904,454	1,138,960,984

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (HK$ per share)	10	—	4.34	4.34

Diluted (HK$ per share)	10	—	4.34	4.22

Class B ordinary shares:
Basic (HK$ per share)	10	2.34	4.34	4.34

Diluted (HK$ per share)	10	2.34	4.34	4.34

PROFIT FOR THE YEAR		525,125,629	830,904,454	1,138,960,984

OTHER COMPREHENSIVE INCOME
Item that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		—	—	1,022,840

OTHER COMPREHENSIVE INCOME FOR THE YEAR		—	—	1,022,840

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		525,125,629	830,904,454	1,139,983,824

Attributable to:
Owners of the parent:
—Ordinary shareholders		468,061,079	938,272,885	1,060,996,110
—Holders of perpetual securities	26	—	—	78,987,714
Non-controlling interests		57,064,550	(107,368,431)	—

		525,125,629	830,904,454	1,139,983,824

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2019 AND 2020

		December 31,
	Notes	2019	2020
		HK$	HK$
Assets
Current assets
Accounts receivable	11	346,379,574	77,350,250
Prepayments, deposits and other receivables	12	36,440,972	24,872,391
Due from immediate holding company	28(b)(i)	2,921,838,772	6,477,266,499
Financial assets at fair value through profit or loss	13	1,572,697,716	62,519,937
Stock loan	13	1,200,980,200	—
Derivative financial asset	14	1,165,220,000	1,023,902,566
Other assets	15	245,502,780	197,309,175
Cash and bank balances	16	766,430,471	453,966,764

Total current assets		8,255,490,485	8,317,187,582

Non-current assets
Property, plant and equipment	17	30,997	111,357
Intangible assets	18	15,171,170	15,171,170
Financial assets at fair value through profit or loss	13	—	1,315,336,778
Stock loan	13	—	878,483,400

Total non-current assets		15,202,167	2,209,102,705

Total assets		8,270,692,652	10,526,290,287

Equity and liabilities
Current liabilities
Accounts payable	19	492,039,336	201,986,202
Margin loans payable	20	317,722,438	—
Bank borrowings	21	—	232,280,000
Other payables and accruals	22	178,017,594	128,325,893
Tax payable		94,695,263	123,289,855

Total current liabilities		1,082,474,631	685,881,950

Non-current liabilities
Deferred tax liabilities	23	242,913,577	—
Derivative financial liability	24	20,813,810	12,954,313
Convertible bond	24	95,995,690	103,278,429

Total non-current liabilities		359,723,077	116,232,742

Total liabilities		1,442,197,708	802,114,692

Equity
Class A ordinary shares (par value of US$0.0001 as of December 31, 2019 and 2020; 8,000,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 41,084,851 and 62,327,851 shares as of December 31, 2019 and 2020, respectively)	25	32,162	48,838
Class B ordinary shares (par value of US$0.0001 as of December 31, 2019 and 2020; 2,000,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 204,526,628 and 183,283,628 shares as of December 31, 2019 and 2020, respectively)	25	160,540	143,864
Capital reserve		4,551,187,228	4,551,187,228
Exchange reserve		—	1,022,840
Retained profits		2,277,115,014	3,337,088,284

Total equity attributable to ordinary shareholders of the Company		6,828,494,944	7,889,491,054
Perpetual securities	26	—	1,834,684,541

Total equity		6,828,494,944	9,724,175,595

Total liabilities and equity		8,270,692,652	10,526,290,287

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

	Share capital	Capital reserve	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Equity attributable to holders of perpetual securities	Non-controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2018	156,998	1,312,802,675	—	870,781,050	2,183,740,723	—	485,535,747	2,669,276,470
Capital injection to a subsidiary	—	1	—	—	1	—	—	1
Profit for the year and total comprehensive income for the year	—	—	—	468,061,079	468,061,079	—	57,064,550	525,125,629

As of December 31, 2018	156,998	1,312,802,676	—	1,338,842,129	2,651,801,803	—	542,600,297	3,194,402,100

As of January 1, 2019	156,998	1,312,802,676		1,338,842,129	2,651,801,803	—	542,600,297	3,194,402,100
Deemed disposal of non-controlling interest (Note)	—	435,231,866		—	435,231,866	—	(435,231,866)	—
Exercise of warrants	1,308	94,196,292		—	94,197,600	—	—	94,197,600
Pre-IPO financing	6,451	419,375,698		—	419,382,149	—	—	419,382,149
Initial public offering	18,681	1,507,196,460		—	1,507,215,141	—	—	1,507,215,141
Capital injection to a subsidiary	—	9		—	9	—	—	9
New issuance of shares	9,264	782,384,227		—	782,393,491	—	—	782,393,491
Profit for the year and total comprehensive income for the year	—	—	—	938,272,885	938,272,885	—	(107,368,431)	830,904,454

As of December 31, 2019	192,702	4,551,187,228	—	2,277,115,014	6,828,494,944	—	—	6,828,494,944

As of January 1, 2020	192,702	4,551,187,228	—	2,277,115,014	6,828,494,944	—	—	6,828,494,944
Profit for the year	—	—	—	1,059,973,270	1,059,973,270	78,987,714	—	1,138,960,984
Exchange differences on translation of foreign operations	—	—	1,022,840	—	1,022,840	—	—	1,022,840

Total comprehensive income for the year	—	—	1,022,840	1,059,973,270	1,060,996,110	78,987,714	—	1,139,983,824

Issuance of perpetual securities (Note 26)	—	—	—	—	—	1,818,450,452	—	1,818,450,452
Distribution to holders of perpetual securities (Note 26)	—	—	—	—	—	(62,753,625)	—	(62,753,625)

As of December 31, 2020	192,702	4,551,187,228	1,022,840	3,337,088,284	7,889,491,054	1,834,684,541	—	9,724,175,595

Note:

AMTD ISG and AMTD SI were indirectly held by AMTD Group for 79.13% before the Reorganisation (see Note 1.2). In March 2019, due to the Reorganisation, the non-controlling shareholders surrendered their indirect interests in AMTD ISG and AMTD SI amounting to HK$435,231,866 which represented 20.87% of the total net assets of AMTD ISG and AMTD SI. Thereafter AMTD ISG and AMTD SI became wholly-owned subsidiaries of the Company. The non-controlling interests were reclassified into capital reserves as deemed acquisition of additional interest in AMTD ISG and AMTD SI.

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

		Year ended December 31,
	Notes	2018	2019	2020
		HK$	HK$	HK$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		608,965,226	989,253,972	1,001,420,217
Adjustments for:
Interest income	5	(7,681)	(18,677,943)	(101,226,862)
Finance costs	8	9,047,063	27,705,955	21,510,079
Depreciation	6	334,841	113,919	30,374
Dividend income	5	(99,227,724)	(92,316,548)	(88,078,159)
Gain related to disposed investment	5	—	(8,235,180)	(82,948,508)
Net fair value changes on financial assets at fair value through profit or loss and stock loan	5	(256,460,295)	641,603,993	31,054,945
Net fair value changes on derivative financial asset	14	—	(1,165,220,000)	(371,305,326)
Net fair value changes on derivative financial liability	24	—	—	(7,765,148)
Impairment losses under expected credit loss model on accounts receivable	11	—	—	17,109,001

Operating cash flows before changes in working capital		262,651,430	374,228,168	419,800,613
(Increase)/decrease in accounts receivable		(67,920,338)	(185,286,520)	251,920,323
(Increase)/decrease in prepayments, deposits and other receivables		(10,140,416)	(3,097,113)	11,568,581
Decrease in due from a related company		7,500	—	—
Increase/(decrease) in other payables and accruals		73,607,010	97,893,906	(49,718,674)
Decrease in amount due from immediate holding company		439,200,382	—	—
Increase in amount due from fellow subsidiaries		(699,864,420)	—	—
Decrease in financial assets at fair value through profit or loss		—	81,711,180	972,215,580
Decrease in derivative financial asset		—	—	618,682,641
(Decrease)/increase in accounts payable and other assets		(229,906)	259,825,630	(241,859,529)

Cash (used in)/generated from operations		(2,688,758)	625,275,251	1,982,609,535
Profits tax paid		(17,435,053)	(9,207,649)	(76,778,218)
Dividend received		99,227,724	92,316,548	88,078,159
Interest received		7,681	1,115,839	67,783

Net cash generated from operating activities		79,111,594	709,499,989	1,993,977,259

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	17	(14,214)	(13,710)	(110,734)
Increase in amount due from immediate holding company		—	(2,957,926,150)	(3,581,230,632)

Net cash used in investing activities		(14,214)	(2,957,939,860)	(3,581,341,366)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		—	2,767,254,756	—
Share issue expenses		—	(58,263,976)	—
Proceeds from issue of warrants		—	15,699,600	—
Exercise of warrants		—	78,498,000	—
Proceeds from issue of convertible bonds		—	116,809,500	—
Repayment of margin loans		(351,610,081)	(4,277,101)	(317,722,438)
Proceeds from margin loans		322,000,000	—	—
Proceeds from bank borrowings		—	—	232,280,000
Net proceeds from perpetual securities		—	—	1,436,368,339
Distribution to perpetual securities holders		—	—	(62,753,625)
Financing costs paid		(9,047,063)	(27,705,955)	(13,765,758)

Net cash flows (used in)/generated from financing activities		(38,657,144)	2,888,014,824	1,274,406,518

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		40,440,236	639,574,953	(312,957,589)
Cash and cash equivalents at beginning of year		86,415,282	126,855,518	766,430,471
Effect of foreign exchange rate change, net		—	—	493,882

CASH AND CASH EQUIVALENTS AT END OF YEAR		126,855,518	766,430,471	453,966,764

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	16	126,855,518	766,430,471	453,966,764

The accompanying notes are an integral part of the consolidated financial statements.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1.1	CORPORATE INFORMATION

AMTD International Inc. (the “Company”) (formerly known as AMTD Inc.) is a limited liability company incorporated in Cayman Islands on February 4, 2019. The Company completed its initial public offering on New York Stock Exchange on August 5, 2019 and its shares are listed through admission on Singapore Exchange on April 8, 2020.

The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) are involved in investment banking, the provision of financial advisory services, assets management services and strategic investments.

The Company’s immediate holding company is AMTD Group Company Limited (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”). The Company’s ultimate holding company was L.R. Capital Group Inc., a private company incorporated in the Cayman Islands. On December 31, 2020, the immediate holding company and the ultimate holding company entered into a share repurchase agreement, where the immediate holding company has repurchased certain shares previously allotted to the ultimate holding company. From then onwards, AMTD Group became the ultimate holding company for the Group.

Information about principal subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation	Issued and registered share capital		Percentage of equity and voting rights attributable to the Company				Principal activities
				2019		2020
				Direct	Indirect	Direct	Indirect
AMTD International Holding Group Limited (formerly known as AMTD Financial Planning Limited) (“AMTD IHG”)	Hong Kong (“HK”)	HK$	500,000	100%	—	100%	—	Investment holding
AMTD Securities Limited	HK	HK$	1	—	100%	—	100%	Investment holding
AMTD Global Markets Limited (formerly known as AMTD Asset Management Limited) (“AMTD GM”)	HK	HK$	1,561,610,980	—	100%	—	100%	Provision of investment banking, financial advisory services and asset management services
AMTD Global Markets Pte Ltd.	Singapore	SGD	5,000,000	—	—	—	100%	Provision of investment banking and financial advisory services
Asia Alternative Asset Partners Limited (“AMTD AAAPL”)	HK	HK$	5,000,000	—	100%	—	100%	Provision of investment advisory services
AMTD Strategic Investment Limited (“AMTD SI”)	HK	HK$	1	—	100%	—	100%	Strategic investment
AMTD Investment Solutions Group Limited (“AMTD ISG”)	HK	HK$	1	—	100%	—	100%	Strategic investment
AMTD Overseas Limited (formerly known as AMTD Europe Holdings Limited) (“AMTD Overseas”)	HK	HK$	1	—	100%	—	100%	Strategic investment

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1.1	CORPORATE INFORMATION (CONTINUED)

Information about principal subsidiaries (continued)

Particulars of the Company’s principal subsidiaries are as follows (continued):

Name	Place of incorporation	Issued and registered share capital		Percentage of equity and voting rights attributable to the Company				Principal activities
				2019		2020
				Direct	Indirect	Direct	Indirect
AMTD Fintech Investment Limited (“AMTD FI”)	HK	HK$	1	—	100%	—	100%	Strategic investment
AMTD Investment Inc. (“AMTD Investment”)	Cayman Islands	US$	1	100%	—	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$	1	—	100%	—	100%	Investment holding
AMTD Investment Solutions Group (BVI) Limited	BVI	US$	1	—	100%	—	100%	Investment holding
AMTD Overseas (BVI) Limited	BVI	US$	1	—	100%	—	100%	Investment holding
AMTD Fintech Investment (BVI) Limited	BVI	US$	1	—	100%	—	100%	Investment holding
尚乘(珠海)股权投资基金管理有限公司 AMTD Capital Co., Ltd. *	People’s Republic of China	US$	2,000,000	—	—	—	100%	Private fund management

*	The translation is for identification purpose only

1.2	REORGANISATION

In order to facilitate the Company’s initial public offering at the New York Stock Exchange, AMTD Group completed a Reorganisation (the “Reorganisation”) whereby, certain operating and their respective immediate holding entities under AMTD Group’s common control, were ultimately contributed to the Company:

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

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

1.2	REORGANISATION (CONTINUED)

•

On April 1, 2019, the Securities and Futures Commission (“SFC”) approved the shareholder change of AMTD IHG, which holds two licensed subsidiaries (AMTD GM and AMTD AAAPL) governed by the SFC in Hong Kong, from AMTD Group to the Company. The sale and purchase agreement with respect to the transfer of AMTD IHG became effective automatically upon the approval from the SFC. AMTD Group transferred 100% of share capital of AMTD IHG to the Company. In return, the Company issued one Class B ordinary share to AMTD Group.

The Reorganisation was completed on April 1, 2019. Through the Reorganisation, the Company became the holding company of the companies now comprising the Group. Accordingly, for the purpose of preparation of the consolidated financial statements of the Group, the Company is considered as the holding company of the companies now comprising the Group throughout the years ended December 31, 2018, 2019 and 2020.

Through the Reorganisation, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganisation. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganisation had been completed at the date when contributed business first came under the control of the controlling party.

The consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of the Group for the years ended December 31, 2018 and 2019, included the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.

The consolidated statements of financial position of the Group as of December 31, 2018 have been prepared to present the assets and liabilities of the subsidiaries and/or businesses using the existing book values from the controlling shareholder’s perspective. No adjustments are made to reflect fair values, or to recognise any new assets or liabilities as a result of the Reorganisation.

Equity interests in subsidiaries and/or businesses held by parties other than the controlling shareholder, and changes therein, prior to the Reorganisation are presented as non-controlling interests in equity applying the principles of the pooling of interest method.

2.1	BASIS OF PRESENTATION

Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and the Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued by the International Accounting Standards Board (“IASB”). For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, stock loan, derivative financial asset and derivative financial liability which are measured at fair value. The consolidated financial statements are presented in Hong Kong Dollars (“HK$”) unless otherwise stated.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.2	APPLICATION OF AMENDMENTS TO IFRSs

Amendments to IFRSs that are mandatorily effective for current year

In the current year, the Group has applied the Amendments to References to the Conceptual Framework in IFRS Standards and the following amendments to IFRSs issued by IASB for the first time, which are mandatorily effective for the annual periods beginning on or after 1 January 2020 for the preparation of the consolidated financial statements:

Amendments to IAS 1 and IAS 8	Definition of Material
Amendments to IFRS 3	Definition of Business
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform

Except as described below, the application of the Amendments to References to the Conceptual Framework in IFRS Standards and the amendments to IFRSs in the current year had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

Impacts on application of Amendments to IAS 1 and IAS 8 Definition of Material

The Group has applied the Amendments to IAS 1 and IAS 8 for the first time in the current year. The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments also clarify that materiality depends on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements taken as a whole.

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs

New and amendments to IFRSs in issue but not yet effective

The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

IFRS 17	Insurance Contracts and the related Amendments[1]
Amendments to IFRS 16	Covid-19-Related Rent Concessions[4]
Amendments to IFRS 3	Reference to the Conceptual Framework[2]
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—Phase 2[5]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[1]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[1]
Amendments to IAS 8	Definition of Accounting Estimate[1]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[2]
Amendments to IAS 37	Onerous Contracts—Cost of Fulfilling a Contract[2]
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018-2020[2]

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs (continued)

New and amendments to IFRSs in issue but not yet effective (continued)

[1]	Effective for annual periods beginning on or after January 1, 2023
[2]	Effective for annual periods beginning on or after January 1, 2022
[3]	Effective for annual periods beginning on or after a date to be determined
[4]	Effective for annual periods beginning on or after June 1, 2020
[5]	Effective for annual periods beginning on or after January 1, 2021

Except for the amendments to IFRSs described below, the directors of the Company anticipate that application of all other new and amendments to IFRSs will have no material impact on the Group’s financial position and financial performance when they become effective.

Impact on amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—Phase 2

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—Phase 2 relate to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements and disclosure requirements applying IFRS 7 to accompany the amendments regarding modifications and hedge accounting.

•

Modification of financial assets, financial liabilities and lease liabilities. A practical expedient is introduced for modifications required by the reform (modifications required as a direct consequence of the interest rate benchmark reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRSs requirements. A similar practical expedient is proposed for lessee accounting applying IFRS 16;

•

Hedge accounting requirements. Under the amendments, hedge accounting is not discontinued solely because of the interest rate benchmark reform. Hedging relationships (and related documentation) are required to be amended to reflect modifications to the hedged item, hedging instrument and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements; and

•

Disclosures. The amendments require disclosures in order to allow users to understand the nature and extent of risks arising from the interest rate benchmark reform to which the Group is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from interbank offered rates to alternative benchmark rates, and how the entity is managing this transition.

As of December 31, 2020, the Group has several London Interbank Offered Rate (“LIBOR”) and Hong Kong Interbank Offered Rate (“HIBOR”) bank loans which may be subject to interest rate benchmark reform. The Group expects no significant gains or losses should the interest rate benchmark for these loans change resulting from the reform on application of the amendments.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs (continued)

Impact on amendments to IAS 1 Classification of Liabilities as Current or Non-current

The amendments provide clarification and additional guidance on the assessment of right to defer settlement for at least twelve months from reporting date for classification of liabilities as current or non-current, which:

•	specify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. Specifically, the amendments clarify that:

(i)	the classification should not be affected by management intentions or expectations to settle the liability within 12 months; and

(ii)

if the right is conditional on the compliance with covenants, the right exists if the conditions are met at the end of the reporting period, even if the lender does not test compliance until a later date;

•

clarify that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current only if the entity recognises the option separately as an equity instrument applying IAS 32.

As of December 31, 2020, the Group’s outstanding convertible instruments include counterparty conversion options that do not meet equity instruments classification by applying IAS 32. The Group classified as current or non-current based on the earliest date in which the Group has the obligation to redeem these instruments through cash settlement. The host debt component is measured at amortised cost with carrying amount of HK$103,278,429 and the derivative component (including the conversion options) is measured at fair value with carrying amount of HK$12,954,313 as of 31 December 2020, both of which are classified as non-current as set out in Note 24. Upon the application of the amendments, in addition to the obligation to redeem through cash settlement, the transfer of equity instruments upon the exercise of the conversion options that do not meet equity instruments classification also constitute settlement of the convertible instruments. Given that the convertible options are exercisable anytime after six months following the date of issuance, the host liability and the derivative component amounting to HK$116,232,742 would be reclassified to current liabilities as the holders have the option to convert within twelve months.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2018, 2019 and 2020. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basis of consolidation (continued)

Profit or loss and each item of other comprehensive income, if any, is attributed to the owners of the parent of the Group (including ordinary shareholders and holders of perpetual securities) and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions among members of the Group are eliminated in full on consolidation.

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

For assets and liabilities that are recognised in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than financial assets), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s value in use and its fair value less costs of disposal, and is determined for an individual

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of non-financial assets (continued)

asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation) had no impairment loss been recognised for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

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

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

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

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to profit or loss in the year in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalised in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognises such parts as individual assets with specific useful lives and depreciates them accordingly.

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

An item of property, plant and equipment including any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in profit or loss in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets (other than goodwill)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination or asset acquisition is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortised. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

Licenses

Purchased licenses are stated at cost less any impairment losses and have indefinite useful life.

Financial instruments—Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, and subsequently measured at amortised cost or fair value.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments—Investments and other financial assets (continued)

Initial recognition and measurement (continued)

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

In order for a financial asset to be classified and measured at amortised cost, the contractual terms needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding and the financial asset is held within a business model whose objective is to collect contractual cash flows.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at amortised cost (debt instruments)

Financial assets at amortised cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognised in the consolidated statements of profit or loss when the asset is derecognised, modified or impaired.

The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognised in profit or loss.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments—Investments and other financial assets (continued)

Financial assets at fair value through profit or loss (continued)

This category includes debt investments which the Group has irrevocably classify at fair value through profit or loss, derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on equity investments classified as financial assets at fair value through profit or loss are recognised as revenue in the consolidated statements of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated statement of financial position) when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a “pass-through” arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognises an allowance for expected credit losses (“ECLs”) for all debt instruments at fair value through other comprehensive income, if any, and financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of financial assets (continued)

General approach (continued)

next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

At each reporting date, the Group assesses whether the credit risk on a financial asset has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial asset as of the reporting date with the risk of a default occurring on the financial asset as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

Financial assets at amortised cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable which apply the simplified approach as detailed below.

Stage 1 —	Financial assets for which credit risk has not increased significantly since initial recognition and for which the loss allowance is measured at an amount equal to 12-month ECLs

Stage 2 —	Financial assets for which credit risk has increased significantly since initial recognition but that are not credit-impaired financial assets and for which the loss allowance is measured at an amount equal to lifetime ECLs

Stage 3 —	Financial assets that are credit-impaired at the reporting date (but that are not purchased or originated credit-impaired) and for which the loss allowance is measured at an amount equal to lifetime ECLs

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.

Simplified approach

For accounts receivable that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at amortised cost or at fair value through profit or loss (warrants and derivative financial instruments), as appropriate.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial liabilities (continued)

Initial recognition and measurement (continued)

All financial liabilities are recognised initially at fair value and, in the case of financial liabilities at amortised cost, net of directly attributable transaction costs. Transaction costs directly attributable to the acquisition of financial liabilities at fair value through profit or loss are recognised immediately in profit or loss

The Group’s financial liabilities include accounts payable, margin loans payable, bank borrowings, financial liabilities included in other payables and accruals, derivative financial liability and convertible bond.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as follows:

Financial liabilities at amortised cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the effective interest rate amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortisation is included in finance costs in profit or loss.

Convertible bonds

If the conversion option of convertible bond exhibits characteristics of an embedded derivative, it is separated from its liability component. On initial recognition, the derivative component of the convertible bond is measured at fair value and presented as part of derivative financial instruments. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the liability component. Transaction costs are apportioned between the liability and derivative components of the convertible bond based on the allocation of proceeds to the liability and derivative components when the instruments are initially recognised. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately in the statement of profit or loss.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derivative financial instruments

Derivative financial asset is initially recognised at fair value on the date on which a derivative contract is entered into and is subsequently remeasured at fair value. Derivative financial instruments is carried as an asset when the fair value is positive and as a liability when the fair value is negative. Any gain or loss arising from changes in fair value of the derivative financial instruments is taken directly to profit or loss.

Day 1 profit or loss

If the fair value of the derivative financial instrument at initial recognition differs from the transaction price and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability (i.e. a Level 1 input) or a valuation technique that uses only data from observable markets, the difference between the fair value at initial recognition and the transaction price is the deferred and is only recognised as a gain or loss during the term of the derivative financial instrument using a systematic basis that reflects a change in a factor (including time) that market participants would take into account when pricing the derivative financial instrument.

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

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in profit or loss.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognised outside profit or loss is recognised outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (continued)

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

•

when the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilised, except:

•

when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Unrecognised deferred tax assets are reassessed at the end of each reporting period and are recognised to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied to the same taxable entity by the same taxation authority in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from contracts with customers (continued)

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

The primary components of fee and commission income are investment banking fee and income and asset management fee.

(a)	Investment banking fee and income

Investment banking service income is composed of underwriting commission, brokerage fee and financial advisory fee. Underwriting commission earned from underwriting equity and debt securities is recognised at the point in time when the Group’s performance under the terms of a contractual arrangement is completed, which is typically at the closing of a transaction if there is no uncertainty or contingency related to the amount to be paid. The normal credit term is 60 to 120 days upon the completion of performance.

Brokerage fee earned from sales of equity and debt securities from underwriting is recognised at the point in time when the associated service is fulfilled, generally on the trade execution date.

Financial advisory fee is recognised over the advisory service period when revenue is not probable of a significant reversal. The majority of the contracts have a duration of 90 to 180 days.

(b)	Asset management fee

Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. The management fee and the performance-based incentive fee are earned for the provision of asset management services, which include portfolio diversification and rebalancing. These services represent a single performance obligation comprised of a series of distinct services which are substantially the same, being provided continuously over the contract period. Asset management fees, some of which are received in advance, consist of management and performance fees that are fixed or variable consideration. Variable consideration is determined based on underlying assets under management, i.e. AUM, of a customer’s account at a specified period end. Management fee is recognised when services are performed. Fixed consideration is recognised over the schedule period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Company. Performance-based incentive fee is recognised when the performance target is met and the revenue is not probable of a significant reversal.

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

Brokerage and handling fees are recognised at the point in time when the associated service is fulfilled, generally on the trade execution date.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from other sources

Fair value changes on financial assets at fair value through profit or loss, stock loan and derivative financial assets are recognised in the period in which they arise. Gain/loss recognised during the period for the financial assets at fair value through profit or loss, stock loan and derivative financial asset disposed during the current period is recognised as gain/loss related to disposed investment, whereas gain/loss recognised during the period for those financial assets at fair value through profit or loss, stock loan and derivative financial asset held at the end of the reporting period is recognised as net fair value changes on financial assets at fair value through profit or loss and stock loan and net fair value changes on derivative financial asset.

Dividend income is recognised when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Contract liabilities

A contract liability is recognised when the payment is made and received or the payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).

For certain customers of asset management service, the Company requires upfront payment of management fee and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognised as revenue based on the time elapsed for the service period. Asset management contracts normally cover periods of one to three years.

Government grant

Government grants are not recognised until there is reasonable assurance that the Group will comply with the conditions attaching to the grants and that the grants will be received.

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Group recognises as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets (including property, plant and equipment) are recognised as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognised in profit or loss in the period in which they become receivable. Such grants are presented under other income.

Employee benefits

Retirement benefit cost

The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees. Contributions

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (continued)

Retirement benefit cost (continued)

are made based on a percentage of the employees’ basic salaries and are charged to profit or loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognised in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was measured. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognised in other comprehensive income or profit or loss is also recognised in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognised in other comprehensive income and accumulated in a exchange reserve (attributed to non-controlling interests as appropriate).

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation of which the retained interest becomes a financial asset), all of the exchange differences accumulated in a foreign exchange translation reserve in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currencies (continued)

differences are re-attributed to non-controlling interests and are not recognised in profit or loss. For all other partial disposals, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the consolidated financial statements:

Deferred tax and current/non-current classification of investments

Significant judgements on the tax treatment of unrealised gain on certain investments under strategic investment segment are required in determining income and deferred tax provisions. The Group’s intention has always been to hold these investments for capital appreciation. However in the first few years post purchases of these investments there is uncertainty on whether it is probable that the unrealised gain can be treated as capital in nature and not assessable for profit tax under the relevant tax laws. As such, deferred tax provisions have been recorded in prior years. These investments have also been classified as current assets for the respective periods. Periodical reviews are performed by the Group to assess the intention of the Group and classification of the investments.

During the year ended December 31, 2020, the Group carried out periodical review based on the internal policy and re-evaluated the classification of these investments. With the passage of time, the Group considered there is sufficient evidential circumstance to demonstrate the Group’s intention to hold these investments for long term capital appreciation, and re-classified these investments as non-current assets. As the unrealised gain arising from the receipts of non-current assets should be treated as capital in nature under the relevant tax laws, accordingly deferred tax liabilities of HK$242,913,577 on the unrealised gain on investments is reversed and recognised as deferred tax credit during the year ended December 31, 2020. In cases where change in facts and circumstances which result in revision of the Group’s intention, a material further recognition or reversal of deferred tax liabilities may arise, which would be recognised in profit or loss for the period in which such further recognition or reversal takes place.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:

Fair value of unlisted equity investments

As of December 31, 2019, the fair value of unlisted equity investment-Investment B (Note 13) was based on the prices of recent transactions of the same instruments with the same rights of the same issuers that occurred within 12 months. As of December 31, 2020, the fair value of this investment was estimated using an equity value allocation (“EVA”) valuation technique relying on the hybrid method, considering three scenarios in a probability weighted expected return method (‘‘PWERM’’) framework, and using the option pricing method (‘‘OPM’’) to allocate value in the IPO exit scenario. The valuation requires the management to consider three scenarios in its PWERM analysis which are liquidation event, redemption event and IPO exit event and hence they were subject to uncertainty. The input of the equity value of unlisted equity investment-Investment B was estimated using forward price/earnings (“P/E”) ratio as the valuation multiple.

As of December 31, 2019 and 2020, the fair value of the unlisted equity investment-Investment C (Note 13) was estimated using an EVA valuation technique relying on the hybrid method, considering three scenarios in a PWERM framework, and using the OPM to allocate value in the IPO exit scenario. The valuation requires the management to consider three scenarios in its PWERM analysis which are liquidation event, redemption event and IPO exit event and hence they were subject to uncertainty. The input of the equity value of unlisted equity investment-Investment C was estimated using forward P/E ratio as the valuation multiple.

As of December 31, 2019 and 2020, the fair value of unlisted equity investment-Investment D (Note 13) was determined by considering the prices of recent transactions of the same instruments with the same rights of the same issuers.

As of December 31, 2020, the fair value of unlisted equity investment-Investment E (Note 13) was based on the prices of recent transactions of the same instruments with the same rights of the same issuers that occurred within 12 months.

As of December 31, 2020, the fair value of unlisted equity investment-Investment F (Note 13) was estimated with reference to the unadjusted market price of the underlying listed equity securities.

Fair value of derivative financial asset

The fair value of the derivative financial asset was estimated using the Geometric Brownian Motion and simulated using the Monte Carlo Simulation (“MCS”) and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial instrument as Level 3.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4.	OPERATING SEGMENT INFORMATION

For management purposes, the Group is organised into business units based on their products and services and has three reportable operating segments as follows:

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

(c)	The strategic investment segment engages in proprietary investments and management of investment portfolio in Hong Kong and China.

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of ECL, attributable costs of specialized staff, commission paid to asset management segment and finance costs to strategic investment segment consistently with the Group’s profit before tax from operations. Net fair value change on derivative financial liability, other income and corporate expenses such as staff costs not directly attributable to segment, office rental and administrative expenses are excluded from such measurement.

Segment assets exclude property, plant and equipment, amounts due from immediate holding company, prepayments, deposits and other receivables, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities, convertible bond, derivative financial liability, bank borrowings and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment revenue and results

For the year ended December 31, 2018

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contracts with customers	288,591,129	78,946,986	—	367,538,115
—others	—	—	355,688,019	355,688,019
Intersegment	—	172,809	—	172,809

	288,591,129	79,119,795	355,688,019	723,398,943
Reconciliation
Intersegment				(172,809)

				723,226,134

Segment results	254,901,096	57,385,943	350,306,996	662,594,035

Unallocated other income				15,372,350
Unallocated finance costs				(3,666,040)
Corporate and other unallocated expenses				(65,335,119)

Profit before tax				608,965,226

Other segment information
Depreciation				334,841
Capital expenditure				14,214

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment revenue and results (continued)

For the year ended December 31, 2019

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contracts with customers	455,955,912	124,050,364	—	580,006,276
—others	—	—	624,167,735	624,167,735

	455,955,912	124,050,364	624,167,735	1,204,174,011
Segment results	413,354,182	109,182,198	624,167,734	1,146,704,114

Unallocated other income				22,088,780
Unallocated finance costs				(27,705,955)
Corporate and other unallocated expenses				(151,832,967)

Profit before tax				989,253,972

Other segment information
Depreciation				113,919
Capital expenditure				13,710

For the year ended December 31, 2020

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contracts with customers	376,324,880	230,938,245	—	607,263,125
—others	—	—	511,277,048	511,277,048

	376,324,880	230,938,245	511,277,048	1,118,540,173
Segment results	339,933,098	225,338,122	511,277,048	1,076,548,268

Unallocated other income				111,867,468
Unallocated finance costs				(21,510,079)
Unallocated net changes in fair value on derivative financial liability				7,765,148
Corporate and other unallocated expenses				(173,250,588)

Profit before tax				1,001,420,217

Other segment information
Depreciation				30,374
Capital expenditure				110,734

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment assets and liabilities

	December 31,
	2019	2020
	HK$	HK$
Segment assets
Investment banking	64,813,018	21,976,920
Asset management	539,713,339	265,452,001
Strategic investments	2,894,217,916	3,280,242,681

Total segment assets	3,498,744,273	3,567,671,602
Unallocated corporate assets	4,771,948,379	6,958,618,685

Total assets	8,270,692,652	10,526,290,287

Segment liabilities
Asset management	492,039,337	249,257,201
Strategic investments	317,722,439	—

Total segment liabilities	809,761,776	249,257,201
Unallocated corporate liabilities	632,435,932	552,857,491

Total liabilities	1,442,197,708	802,114,692

Geographical information

The following table sets forth the Group’s revenue from contracts with customer by geographical areas based on the location of the customers:

For the year ended December 31, 2018

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	128,880,466	39,451,207	168,331,673
Mainland China	158,780,244	36,615,872	195,396,116
Others	930,419	2,879,907	3,810,326

	288,591,129	78,946,986	367,538,115

For the year ended December 31, 2019

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	118,086,900	21,441,042	139,527,942
Mainland China	300,078,498	92,797,260	392,875,758
United States	30,342,514	3,229,613	33,572,127
Others	7,448,000	6,582,449	14,030,449

	455,955,912	124,050,364	580,006,276

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Geographical information (continued)

For the year ended December 31, 2020

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	212,766,711	21,836,318	234,603,029
Mainland China	163,447,101	192,391,853	355,838,954
Others	111,068	16,710,074	16,821,142

	376,324,880	230,938,245	607,263,125

The Group’s revenue is derived solely from its operations in Hong Kong based on the location in which contracts were executed and services were rendered.

As of December 31, 2019 and 2020, non-current assets, for the purpose of geographical information, consisting of property, plant and equipment and intangible assets, were all located in Hong Kong.

Information about major customers

During the year ended December 31, 2018, 2019 and 2020, no revenue derived from a single customer accounted for 10% or more of the total revenue of the Group.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	REVENUE AND OTHER INCOME

An analysis of revenue is as follows:

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Revenue from contracts with customers
Investment banking
Investment banking fee and income	288,591,129	455,955,912	376,324,880

Asset management
Management fee and performance-based incentive fee	43,465,186	103,509,196	196,352,216
Brokerage and handling fees	31,393,570	19,383,099	33,359,007
Others	4,088,230	1,158,069	1,227,022

	78,946,986	124,050,364	230,938,245

	367,538,115	580,006,276	607,263,125

Revenue from other sources
Strategic investments
Dividend income	99,227,724	92,316,548	88,078,159
Gain related to disposed investment	—	8,235,180	82,948,508

	99,227,724	100,551,728	171,026,667

Net fair value changes on financial assets at fair value through profit or loss and stock loan
-from listed equity shares, at quoted price	202,304,000	(683,060,000)	(371,305,326)
-from unlisted debt securities	86,000	—	—
-from unlisted equity shares	54,070,295	41,456,007	313,561,520
-from unlisted equity linked note	—	—	26,688,861

Total net fair value changes on financial assets at fair value through profit or loss and stock loan	256,460,295	(641,603,993)	(31,054,945)

Net fair value changes on derivative financial asset
-from derivative financial asset	—	1,165,220,000	371,305,326

	355,688,019	624,167,735	511,277,048

Total revenue	723,226,134	1,204,174,011	1,118,540,173

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information

The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, “Operating Segment Information”. The following tables present disaggregated revenue information:

For the year ended December 31, 2018

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage fee	217,002,789	—	—	217,002,789
Financial advisory fee	71,588,340	—	—	71,588,340
Asset management
Management fee and performance-based incentive fee	—	43,465,186	—	43,465,186
Brokerage and handling fee	—	31,393,570	—	31,393,570
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	256,460,295	256,460,295
Dividend income	—	—	99,227,724	99,227,724
Others	—	4,088,230	—	4,088,230

Total	288,591,129	78,946,986	355,688,019	723,226,134

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	217,002,789	35,481,800	252,484,589
Services transferred over time	71,588,340	43,465,186	115,053,526

Total revenue from contracts with customers	288,591,129	78,946,986	367,538,115

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2019

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage fee	403,573,912	—	—	403,573,912
Financial advisory fee	52,382,000	—	—	52,382,000
Asset management
Management fee and performance-based incentive fee	—	103,509,196	—	103,509,196
Brokerage and handling fee	—	19,383,099	—	19,383,099
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	(641,603,993)	(641,603,993)
Net fair value changes on derivative financial asset	—	—	1,165,220,000	1,165,220,000
Gain related to disposed investment	—	—	8,235,180	8,235,180
Dividend income	—	—	92,316,548	92,316,548
Others	—	1,158,069	—	1,158,069

Total	455,955,912	124,050,364	624,167,735	1,204,174,011

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	403,573,912	20,541,168	424,115,080
Services transferred over time	52,382,000	103,509,196	155,891,196

Total revenue from contracts with customers	455,955,912	124,050,364	580,006,276

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2020

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage fee	165,472,605	—	—	165,472,605
Financial advisory fee	210,852,275	—	—	210,852,275
Asset management
Management fee and performance-based incentive fee	—	196,352,216	—	196,352,216
Brokerage and handling fee	—	33,359,007	—	33,359,007
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	(31,054,945)	(31,054,945)
Net fair value changes on derivative financial asset	—	—	371,305,326	371,305,326
Gain related to disposed investment	—	—	82,948,508	82,948,508
Dividend income	—	—	88,078,159	88,078,159
Others	—	1,227,022	—	1,227,022

Total	376,324,880	230,938,245	511,277,048	1,118,540,173

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	165,472,605	34,586,029	200,058,634
Services transferred over time	210,852,275	196,352,216	407,204,491

Total revenue from contracts with customers	376,324,880	230,938,245	607,263,125

The following table shows the amounts of revenues recognised in the current period that were included in the contract liabilities at the beginning of the reporting period:

	As of December 31,
	2019	2020
	HK$	HK$
Revenue recognised that was included in contract liabilities at the beginning of the reporting period
Asset management	39,296,815	94,328,532

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

5.	REVENUE AND OTHER INCOME (CONTINUED)

(ii)	Performance obligations

The transaction prices allocated to the remaining performance obligations of asset management services (unsatisfied or partially unsatisfied) as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	HK$	HK$
Within one year	75,077,754	35,716,912
More than one year	36,896,409	11,554,086

	111,974,163	47,270,998

The performance obligations expected to be recognised in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognised within one year.

Other income

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Bank interest income	7,681	1,115,839	67,783
Interest income from the immediate holding company (Note 28(a)(iv)) (Note 28(b)(i))	—	17,562,104	101,159,079
Other income from a fellow subsidiary (Note 28(b)(iv))	3,666,040	—	—
Government grants	—	—	3,061,665
Others	11,719,054	3,412,325	7,578,941

	15,392,775	22,090,268	111,867,468

During the current year, the Group recognised government grants of HK$3,061,665 applicable to Covid-19 related subsidies in connection with the Employment Support Scheme provided by the Hong Kong Government.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

6.	OTHER OPERATING EXPENSES

Other operating expenses included in the consolidated statements of profit or loss and other comprehensive income are as follows:

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Other operating expenses
Marketing and brand promotional expenses	11,864,097	12,903,989	5,696,606
Premises costs and office utilities
—Premises costs	9,465,094	11,965,344	14,244,127
—Office utilities	6,117,640	9,152,802	6,601,790

	15,582,734	21,118,146	20,845,917

Traveling and business development expenses	10,860,318	19,362,587	5,636,354
Commissions and bank charges	5,197,984	2,307,050	1,957,433
Office and maintenance expenses	1,603,484	1,430,834	175,348
Administrative service fee	—	12,000,000	24,330,000
Legal and professional fees
—Auditor’s remuneration	789,000	11,402,267	12,068,575
—Other legal and professional fees	1,650,070	11,776,501	12,434,767
—Professional indemnity expense	—	—	11,811,165

	2,439,070	23,178,768	36,314,507

Staff welfare and staff recruitment expenses	3,659,523	2,471,705	1,223,673
Others
—Depreciation	334,841	113,919	30,374
—Foreign exchange differences, net	382,757	12,596,647	3,222,789
—Other expenses	657,299	7,213,210	4,290,210

	1,374,897	19,923,776	7,543,373

	52,582,107	114,696,855	103,723,211

7.	STAFF COSTS

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Salaries and bonuses	67,187,493	93,703,848	93,660,617
Pension scheme contributions (defined contribution schemes)	837,020	903,649	749,664

	68,024,513	94,607,497	94,410,281

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

8.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Interests on margin loans payable	9,047,063	27,705,955	12,475,296
Interests on convertible bond	—	—	7,717,348
Interests on bank borrowings	—	—	1,317,435

	9,047,063	27,705,955	21,510,079

9.	INCOME TAX EXPENSE/(CREDIT)

Hong Kong profits tax has been provided at the rate of 16.5% (2019: 16.5%; 2018: 16.5%) on the estimated assessable profits arising in Hong Kong:

		For the year ended December 31,
	Note	2018	2019	2020
		HK$	HK$	HK$
Hong Kong profits tax
Charge for the year		43,127,820	69,585,469	96,708,600
Overprovision in prior year		(2,359,495)	—	(143,606)
Deferred tax	3, 23	33,148,500	79,556,400	(242,913,577)
The People’s Republic of China withholding tax charge for the year		9,922,772	9,207,649	8,807,816

		83,839,597	158,349,518	(137,540,767)

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

The directors of the Company considered the amount involved upon implementation of the two-tiered profits tax rates regime as insignificant to the consolidated financial statements. Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for the year ended December 31, 2018 and 2019. For the year ended December 31, 2020, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

9.	INCOME TAX EXPENSE/(CREDIT) (CONTINUED)

A reconciliation of tax expense/(credit) and profit before tax at the Hong Kong statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Profit before tax	608,965,226	989,253,972	1,001,420,217

Tax at statutory tax rate of 16.5%	100,479,262	163,226,906	165,234,336
Tax effect of two-tiered profit tax rate	—	—	(165,000)
Tax effect of non-taxable income	(25,554,680)	(23,255,305)	(79,190,106)
Tax effect of non-deductible expenses	1,355,050	8,952,076	10,887,971
Tax effect of unrecognised temporary difference	16,553	223,434	(25,011)
Reversal of deferred tax liability	—	—	(242,913,577)
Tax effect of tax loss not recognised	10,797	24,541	—
Overprovision in prior year	(2,359,495)	—	(143,606)
Utilization of tax losses previously not recognised	(30,662)	(29,783)	(33,590)
Withholding tax on the dividend income	9,922,772	9,207,649	8,807,816

Income tax expense/(credit)	83,839,597	158,349,518	(137,540,767)

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

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

The basic earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are calculated by dividing the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent by the number of Class A ordinary shares and Class B ordinary shares, respectively, as if the Reorganisation had taken place on January 1, 2018 as mentioned in Note 1.2.

The diluted earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are based on the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent, adjusted to reflect the interest on the convertible bond of HK$7,717,348, fair value changes on the derivative component of the convertible bonds of HK$7,765,148 and the foreign exchange effect of the convertible bonds of HK$528,958. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation plus the weighted average number of ordinary shares assumed to have been issued at no consideration on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2018	2019	2020
Basic earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class A	—	69,906,757	249,206,548

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class B	468,061,079	868,366,128	810,766,722

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	—	16,112,737	57,474,495

Weighted average number of Class B ordinary shares outstanding—basic	200,000,001	200,148,822	186,987,093

Basic earnings per share (HK$) Class A	—	4.34	4.34

Basic earnings per share (HK$) Class B	2.34	4.34	4.34

Diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class A	—	69,906,757	248,629,790

Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class B	468,061,079	868,366,128	810,766,722

Denominator:
Weighted average number of Class A ordinary shares outstanding—diluted	—	16,117,254	58,966,142
Weighted average number of Class B ordinary shares outstanding—diluted	200,000,001	200,204,936	186,987,093

Diluted earnings per share (HK$) Class A	—	4.34	4.22

Diluted earnings per share (HK$) Class B	2.34	4.34	4.34

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	Number of shares
	For the year ended December 31,
	2018	2019	2020
Shares:
Weighted average number of Class A ordinary shares in issue during the year used in the basic earnings per share calculation	—	16,112,737	57,474,495
Effect of dilution – weighted average number of ordinary shares:
Warrants	—	864	—
Convertible bond	—	3,653	1,491,647

	—	16,117,254	58,966,142

Weighted average number of Class B ordinary shares in issue during the year used in the basic earnings per share calculation	200,000,001	200,148,822	186,987,093
Effect of dilution – weighted average number of ordinary shares:
Warrants	—	10,728	—
Convertible bond	—	45,386	—

	200,000,001	200,204,936	186,987,093

11.	ACCOUNTS RECEIVABLE

		As of December 31,
	Notes	2019	2020
		HK$	HK$
Receivable from investment banking services	(i)	66,740,188	21,976,920
Receivable from brokers and clearing house	(ii)	261,329,847	19,864,662
Clients’ receivables	(ii)	18,309,539	35,508,668

		346,379,574	77,350,250

Notes:

(i)

The normal settlement terms of receivables from investment banking services are specific terms mutually agreed between the contracting parties. Receivable from investing banking services is non-interest bearing. As of January 1, 2019, the Group has receivable arising from contracts with customers in investment banking services of HK$134,855,895.

(ii)

As of December 31, 2020, included in the clients’ receivables are non-interest bearing receivables arising from asset management service of HK$34,208,077 (2019: HK$9,428,553). There are normal settlement terms of those receivables which are specific terms mutually agreed between the contracting parties. As of January 1, 2019, the Group has receivables arising from contracts with customers in asset management service of HK$5,512,422. The normal settlement terms of clients’ receivables and receivable from brokers and clearing house arising from asset management services are 2 days after trade date or at specific terms

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

11.	ACCOUNTS RECEIVABLE (CONTINUED)

agreed with brokers and clearing house. Overdue clients’ receivable is interest-bearing. As of December 31, 2019 and 2020, the Group’s clients’ receivables of HK$2,142,145 and nil were due from fellow subsidiaries, respectively, which are repayable on similar credit terms to those offered to the major customers of the Group.

The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimise credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral over its accounts receivable.

An aging analysis of the accounts receivable as of the end of the reporting periods, based on the invoice date, net of loss allowance is as follows:

	As of December 31,
	2019	2020
	HK$	HK$
Not yet due	294,541,514	67,241,210
Past due
Within 1 month	41,032,006	7,797,011
1 to 3 months	5,232,320	221,183
Over 3 months	5,573,734	2,090,846

	346,379,574	77,350,250

As of December 31, 2019 and 2020, accounts receivable was due from a number of reputable corporate clients, brokers and individual clients.

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

During the year ended December 31, 2020, an impairment for loss allowance of HK$17,109,001 was made on receivables with gross amount of HK$17,109,001 arising from investment banking service, and was further written off as the directors of the Company considered there was no realistic prospect of recovery. During the year ended December 31, 2018 and 2019, no impairment for loss allowance was recorded.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

11.	ACCOUNTS RECEIVABLE (CONTINUED)

As of December 31, 2019, the probability of default ranged from 0.14% to 18.24% and the loss given default was estimated to be 45%. As of December 31, 2020, the probability of default ranged from 0.11% to 30.91% and the loss given default was estimated to be 45%.

	Internal credit risk rating
	AAA	AA	A	BBB	BB	CCC	Total
As of December 31, 2019
Expected credit loss rate	—	0.14%	0.17%	0.33%	0.59%	18.24%	—
Gross carrying amount (HK$’000)	—	141,440	64,914	136,928	1,826	1,272	346,380

	Internal credit risk rating
	AAA	AA	A	BBB	BB	CCC	Total
As of December 31, 2020
Expected credit loss rate	—	—	0.07%	0.05%	—	0.56%	—
Gross carrying amount (HK$’000)	—	—	21,977	52,723	—	2,650	77,350

The expected credit losses as of December 31, 2019 and 2020 were immaterial and no loss allowance for accounts receivable was recorded.

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2019	2020
	HK$	HK$
Prepayments	35,085,959	23,221,564
Deposits	451,593	559,933
Other receivables	903,420	1,090,894

	36,440,972	24,872,391

Deposits and other receivables mainly represent deposits with the Hong Kong Stock Exchange. Where applicable, an impairment analysis is performed at each reporting date by considering the probability of default of comparable companies with published credit ratings.

As of December 31, 2019 and 2020, the probability of default applied ranged from 0.09% to 0.50% and the loss given default was estimated to be 45%. The recoverability was assessed with reference to the credit status of the debtors, and the expected credit loss as of December 31, 2019 and 2020 is considered to be minimal.

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN

	As of December 31,
	2019	2020
	HK$	HK$
Financial assets at fair value through profit or loss, other than stock loan	1,572,697,716	1,377,856,715
Stock loan	1,200,980,200	878,483,400

Total financial assets at fair value through profit or loss	2,773,677,916	2,256,340,115

Listed equity shares, at quoted price
—Investment A	2,450,980,000	1,001,399,213

Total listed equity shares, at quoted price	2,450,980,000	1,001,399,213

Unlisted equity shares
—Investment B	77,023,394	85,706,112
—Investment C	47,149,360	24,111,436
—Investment D	198,525,162	190,038,137
—Investment E	—	892,565,280

Total unlisted equity shares	322,697,916	1,192,420,965

Unlisted equity linked note
—Investment F	—	62,519,937

Total unlisted equity linked note	—	62,519,937

	2,773,677,916	2,256,340,115

The above unlisted investments at December 31, 2019 and 2020 were equity shares investments issued by enterprises. Financial assets at fair value through profit or loss are categorised into levels 1 and 3. Refer to Note 30 for more information.

As of December 31, 2019, the Group’s listed equity investments with a carrying amount of HK$1,249,999,800 were pledged against its margin loans payable.

On September 17, 2017, the Group entered into certain stock lending agreements with a shareholder of our immediate holding company, pursuant to which the Group lent certain listed equity shares of Investment A to the shareholder, who further pledged the shares to a third party as collateral as of December 31, 2020.

On May 1, 2020, the Group entered into a stock lending agreement with a fellow subsidiary, pursuant to which the Group lent certain listed equity shares of Investment A to the fellow subsidiary.

These listed shares did not qualify for derecognition as the Group retained substantially all the risks and rewards of these investment. As such, the stock lending agreements were continued to be recognized on the consolidated statements of financial position under the caption “stock loan”.

As of December 31, 2019 and 2020, the fair values of the listed equity shares underlying the stock loan were HK$1,200,980,200 and HK$878,483,400 respectively. In addition, the net fair value changes on the stock loan were HK$334,699,400 and HK$324,855,300 for the years ended December 31, 2019 and 2020, respectively.

During the year ended December 31, 2020, the Group obtained 19.2% ownership interest in Investment E in exchange for extinguishment of HK$556,161,528 of current accounts due from the immediate holding

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN (CONTINUED)

company. The Group does not have rights to nominate board representation to direct the relevant activities of the investee; accordingly, the Group concluded that it does not have significant influence to direct the relevant activities of the investee and classified the investment as a financial asset at fair value through profit or loss.

During the year ended December 31, 2020, on the Group’s periodic review, the Group has re-evaluated the classification of these investments and has reclassified these investments as non-current.

Subsequent to December 31, 2020, the unlisted equity linked note was disposed of with a gain of HK$145,162,859.

14.	DERIVATIVE FINANCIAL ASSET

On April 1, 2019, two subsidiaries of the Group entered into “Upside Participation and Profit Distribution Agreements” (the “Agreements”) with a counterparty in relation to the movement of the share price of the entirety of the listed shares of Investment A (Note 13) that the Group owns (“Underlying Assets”). The Agreements have an original term of 12 months and can be extended for any further period or terminated at any time upon mutual agreement of the contracting parties. Pursuant to the Agreements:

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

Further addendums to the Agreements were entered into on June 30, July 1, September 30 and December 31, 2019, March 31, June 26, June 30, September 30 and December 31, 2020 (the “Addendums”), where:

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

•	On September 30 and December 31, 2019 and March 31, 2020, the Agreements were extended for another three-month period and thus lastly to June 30, 2020.

•

On June 26, 2020, the underlying listed shares have been partially sold, in which 176,766,469 underlying shares were sold to the counterparty at the disposal price of HK$5.5 per share, and HK$618,682,641 was paid by the counterparty to settle 176,766,469 notional of the derivatives reflecting the difference between disposal price and Underlying Price. Accordingly, corresponding revisions were made to the Agreements to reflect the reduction in the number of underlying listed shares.

•	On June 30 and September 30, the Agreements were further extended for an additional three months period and thus till December 31, 2020.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)

•	On October 27, 2020, the Agreements were novated by the original counterparty to an external third party.

•	On December 31, 2020 and March 31, 2021, the Agreements were extended for an additional three months period and thus till June 30, 2021.

In December 2019, the controlling person of the original counterparty, with which the Group has entered into the Agreements, was appointed as a Director to the Board of Directors of the Company. Accordingly, the counterparty became a related party of the Company.

The Agreements together with the Addendums satisfied the definition of derivative financial asset in accordance with IFRS 9 and were stated at fair value with any subsequent changes recognised in profit or loss. In addition, since the transaction price of the derivative financial asset differed from the fair value at origination and the fair value was based on a valuation technique using unobservable inputs, the difference between the transaction price and the fair value (Day 1 profit or loss) was deferred and amortized during the term of the Agreements.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)

The table below shows the movement of:

(i)	the profit or loss not recognised when the derivative financial asset was initially recognised (Day 1 profit or loss);

(ii)	net carrying amount presented in the consolidated statements of financial position; and

(iii)	Net changes in fair value on derivative financial asset presented in the consolidated statements of profit or loss and other comprehensive income

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognised in profit or loss
	HK$	HK$	HK$	HK$
At January 1, 2019	—	—	—	—
Initial transaction on April 1, 2019	355,294,216	(355,294,216)	—	—
Recognised in profit and loss prior to contract renegotiation on July 1, 2019
- Changes in fair value	106,129,339	—	106,129,339	106,129,339
- Recognition of day 1 profit or loss	—	88,338,180	88,338,180	88,338,180

At June 30, 2019	461,423,555	(266,956,036)	194,467,519	194,467,519
Contract renegotiation on July 1, 2019	115,758,384	(115,758,384)	—	—

At July 1, 2019	577,181,939	(382,714,420)	194,467,519	194,467,519
Recognised in profit and loss prior to contract renegotiation on September 30, 2019
- Changes in fair value	230,436,061	—	230,436,061	230,436,061
- Recognition of day 1 profit or loss	—	382,714,420	382,714,420	382,714,420

At September 30, 2019	807,618,000	—	807,618,000	807,618,000
Contract renegotiation on September 30, 2019	1,538,635	(1,538,635)	—	—

At September 30, 2019	809,156,635	(1,538,635)	807,618,000	807,618,000
Recognised in profit and loss prior to contract renegotiation on December 31, 2019
- Changes in fair value	356,063,365	—	356,063,365	356,063,365
- Recognition of day 1 profit or loss	—	1,538,635	1,538,635	1,538,635

At December 31, 2019	1,165,220,000	—	1,165,220,000	1,165,220,000
Contract renegotiation on December 31, 2019	(17,847,221)	17,847,221	—	—

At December 31, 2019	1,147,372,779	17,847,221	1,165,220,000	1,165,220,000

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognised in profit or loss
	HK$	HK$	HK$	HK$
At December 31, 2019	1,147,372,779	17,847,221	1,165,220,000	—
Recognised in profit and loss prior to contract renegotiation on March 31, 2020
- Changes in fair value	307,143,221	—	307,143,221	307,143,221
- Recognition of day 1 profit or loss	—	(17,847,221)	(17,847,221)	(17,847,221)

At March 31, 2020	1,454,516,000	—	1,454,516,000	289,296,000
Contract renegotiation on March 31, 2020	(17,215,921)	17,215,921	—	—

At March 31, 2020	1,437,300,079	17,215,921	1,454,516,000	289,296,000
Recognised in profit and loss prior to contract renegotiation on June 30, 2020
- Changes in fair value	(13,291,518)	—	(13,291,518)	(13,291,518)
- Partial settlement on June 26, 2020	(618,682,641)	—	(618,682,641)	—
- Gain related to disposed investment	106,059,881	—	106,059,881	—
- Recognition of day 1 profit or loss	—	(17,215,921)	(17,215,921)	(17,215,921)

At June 30, 2020	911,385,801	—	911,385,801	258,788,561
Contract renegotiation on June 30, 2020	(3,679,712)	3,679,712	—	—

At June 30, 2020	907,706,089	3,679,712	911,385,801	258,788,561
Recognised in profit and loss prior to contract renegotiation on September 30, 2020
- Changes in fair value	93,693,124	—	93,693,124	93,693,124
- Recognition of day 1 profit or loss	—	(3,679,712)	(3,679,712)	(3,679,712)

At September 30, 2020	1,001,399,213	—	1,001,399,213	348,801,973
Contract renegotiation on September 30, 2020	(3,040,097)	3,040,097	—	—

At September 30, 2020	998,359,116	3,040,097	1,001,399,213	348,801,973
Recognised in profit and loss prior to contract renegotiation on December 31, 2020
- Changes in fair value	25,543,450	—	25,543,450	25,543,450
- Recognition of day 1 profit or loss	—	(3,040,097)	(3,040,097)	(3,040,097)

At December 31, 2020	1,023,902,566	—	1,023,902,566	371,305,326
Contract renegotiation on December 31, 2020	12,266,453	(12,266,453)	—	—

At December 31, 2020	1,036,169,019	(12,266,453)	1,023,902,566	371,305,326

As of December 31, 2020, the counterparty of the derivative contracts pledged certain listed securities as collateral in favour of the Company which had a market value of HK$2,860,797,360 (2019:HK$962,442,277).

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

15.	OTHER ASSETS

The Group maintains segregated bank accounts with corporate banks to hold clients’ monies on trust under custody arising from its asset management and other business. The Group has classified the clients’ monies as other assets under the assets section of the consolidated statements of financial position and recognised the corresponding amounts as clients’ monies held on trust in accounts payable (Note 19) to respective clients on the basis that it is legally liable for any possible loss or misappropriation of the clients’ monies. The cash held on behalf of customers is restricted and governed by the Securities and Futures (Client Money) Rules under the Hong Kong Securities and Futures Ordinance (“HKSFO”).

	As of December 31,
	2019	2020
	HK$	HK$
Segregated clients’ bank accounts balances:
- Asset management business	225,439,918	194,907,501
- Others	20,062,862	2,401,674

	245,502,780	197,309,175

16.	CASH AND BANK BALANCES

	As of December 31,
	2019	2020
	HK$	HK$
Cash and cash equivalents:
- Cash on hand	31,031	31,031
- General bank accounts	766,399,440	453,935,733

Total cash and cash equivalents	766,430,471	453,966,764

Cash at banks earns interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

17.	PROPERTY, PLANT AND EQUIPMENT

	Furniture and fixtures	Computer equipment	Total
	HK$	HK$	HK$
Cost:
At January 1, 2019	11,090	4,059,924	4,071,014
Additions	—	13,710	13,710

At December 31, 2019 and January 1, 2020	11,090	4,073,634	4,084,724
Additions	—	110,734	110,734

At December 31, 2020	11,090	4,184,368	4,195,458

Accumulated depreciation:
At January 1, 2019	(6,278)	(3,933,530)	(3,939,808)
Charge for the year	(2,218)	(111,701)	(113,919)

At December 31, 2019 and January 1, 2020	(8,496)	(4,045,231)	(4,053,727)
Charge for the year	(2,218)	(28,156)	(30,374)

At December 31, 2020	(10,714)	(4,073,387)	(4,084,101)

Carrying amount:
At January 1, 2019	4,812	126,394	131,206

At December 31, 2019	2,594	28,403	30,997

At December 31, 2020	376	110,981	111,357

18.	INTANGIBLE ASSETS

HK$
Net carrying amount as of December 31, 2019 and December 31, 2020	15,171,170

The intangible assets represented securities trading licenses and trading right with indefinite useful lives because they are expected to contribute to the net cash flows of the Group indefinitely and therefore, are not amortized. The recoverable amount of the intangible assets is determined by reference to the market evidence of recent transaction prices for similar licensed corporations.

19.	ACCOUNTS PAYABLE

		As of December 31,
	Note	2019	2020
		HK$	HK$
Clients’ payables	(i)	256,423,531	138,747
Payables to clearing house and brokers	(i)	9,062,629	1,311,748
Clients’ monies held on trust (Note 15)		226,553,176	200,535,707

		492,039,336	201,986,202

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

19.	ACCOUNTS PAYABLE (CONTINUED)

Note:

(i)

As of December 31, 2019 and 2020, payables to clearing house and brokers and clients’ payable arising from assets management business are repayable 2 days after trade date or at pre-agreed specified terms.

An ageing analysis of the accounts payable as of the end of the reporting period is as follows:

	As of December 31,
	2019	2020
	HK$	HK$
Within 1 month	265,486,160	1,450,495
Repayable on demand	226,553,176	200,535,707

	492,039,336	201,986,202

The balances of accounts payable are unsecured and non-interest-bearing.

20.	MARGIN LOANS PAYABLE

As of December 31, 2019, the balances are interest-bearing at a rate of 6.625% per annum (“p.a.”), and secured by the Group’s financial assets at fair value through profit or loss of HK$1,249,999,800 (Note 13). There was no margin loans payable as of December 31, 2020.

21.	BANK BORROWINGS

A currency analysis of bank borrowings as of the end of the reporting periods is as follows:

	As of December 31,
	2019	2020
	HK$	HK$
Hong Kong dollars	—	116,000,000
United States dollars	—	116,280,000

	—	232,280,000

As of December 31, 2020, the bank borrowings were unsecured, repayable in one year or on demand and bore average interest rate of 2.1% p.a..

As of December 31, 2020, the Group’s aggregate banking facilities amounted to US$30,000,000 (equivalent to HK$232,560,000), of which HK$232,280,000 were utilized. No banking facilities were granted as of December 31, 2019.

22.	OTHER PAYABLES AND ACCRUALS

		As of December 31,
	Notes	2019	2020
		HK$	HK$
Accruals and other payables		66,043,431	81,054,895
Contract liabilities	(i)	111,974,163	47,270,998

		178,017,594	128,325,893

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

22.	OTHER PAYABLES AND ACCRUALS (CONTINUED)

Note:

(i)	Contract liabilities include upfront fees received to deliver asset management services.

Movements in contract liabilities during the years ended December 31, 2019 and 2020 are as follows:

HK$
At January 1, 2019	55,111,818
Upfront fee received during the year	127,418,656
Revenue recognised during the year	(70,556,311)

At December 31, 2019	111,974,163
Upfront fee received during the year	38,201,342
Revenue recognised during the year	(102,904,507)

At December 31, 2020	47,270,998

23.	DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities during the years are as follows:

Unrealised gain on investments HK$
At January 1, 2019	163,357,177
Deferred tax charged to profit or loss during the year (Note 9)	79,556,400

At December 31, 2019 and January 1, 2020	242,913,577
Deferred tax credited to profit or loss during the year (Note 9)	(242,913,577)

At December 31, 2020	—

During the year ended December 31, 2020, the Group had re-evaluated the temporary difference arising from unrealised gain on investment and considered it is probable that the investments are capital in nature and therefore not subjected to income tax under the relevant tax regulations based on the Group’s intention to hold the investments for long term capital appreciation. Accordingly, HK$242,913,577 of deferred tax liabilities were reversed and recognised as deferred tax credit.

As of December 31, 2019 and 2020, the Group had estimated tax losses arising in Hong Kong of HK$1,010,061 and HK$550,615 subject to the agreement by the Hong Kong Inland Revenue Department, that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognised in respect of the unutilised tax losses arising in Hong Kong as it is not considered probable that taxable profits would be available against which the tax losses can be utilised.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

24.	CONVERTIBLE BOND AND DERIVATIVE FINANCIAL LIABILITY

On December 19, 2019, the Company issued 2% convertible bond with a principal amount of US$15,000,000 (equivalent to HK$117,418,500) with interest payable on maturity or redemption. There was no movement in the number of these convertible bonds during the year. The bond is convertible at the option of the bondholders into Class A ordinary shares at any time after six months following the date of issuance of the bond and prior to the close of business on the second business day immediately preceding the maturity date of June, 30, 2023. The conversion rate is 99.44 American Depositary Shares (“ADSs”) per US$1,000 principal. The conversion rate is subject to adjustment upon the occurrence of certain events that have an impact on the number of outstanding shares of the company. The bondholders can convert all or any portion of the bond that equals to or greater than US$10,000,000. However, the bondholders can only exercise such right to convert for no more than twice. Any convertible notes not converted, as well as the accrued interest, will be repaid on June 30, 2023.

On initial recognition, the derivative component of the convertible bond is measured at fair value and presented as a derivative financial liability. Any excess of proceeds over the amount initially recognised as the derivative component is recognised as the non-derivative liability component.

The movement of convertible bond during the years ended December 31, 2019 and 2020 are as follows:

	Liability component	Derivative financial liability
	HK$	HK$
At January 1, 2019	—	—
Convertible bond issued during the year	95,995,690	20,813,810

At December 31, 2019	95,995,690	20,813,810

Interest for the year	7,717,348	—

Fair value gain recognised in profit or loss	—	(7,765,148)
Exchange alignment	(434,609)	(94,349)

At December 31, 2020	103,278,429	12,954,313

25.	SHARE CAPITAL AND CAPITAL RESERVE

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

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

25.	SHARE CAPITAL AND CAPITAL RESERVE (CONTINUED)

As of December 31, 2020, the Company had ordinary shares outstanding comprising of 62,327,851 Class A ordinary shares and 183,283,628 Class B ordinary shares, respectively. During the year ended December 31, 2020, 21,243,000 Class B ordinary shares held by the controlling shareholder were converted into Class A ordinary shares. No Class B ordinary shares were converted into Class A ordinary shares for the years ended December 31, 2019.

			Numbers of shares
	Notes		Class A ordinary shares	Class B ordinary shares
At January 1, 2018 and December 31, 2018			—	200,000,001
Exercise of warrants	(i	)	1,666,666	—
Pre-IPO financing	(ii	)	8,236,838	—
Initial public offering	(iii	)	23,873,655	—
New issuance of shares	(iv	)	7,307,692	4,526,627

At December 31, 2019			41,084,851	204,526,628
Conversion of class B ordinary shares to class A ordinary shares			21,243,000	(21,243,000)

At December 31, 2020			62,327,851	183,283,628

Notes:

(i)

On March 6, 2019, the Company issued warrants for an aggregate consideration of US$2 million (equivalent to HK$15,699,600). Each warrant entitles the holder thereof to subscribe for one ordinary share at a subscription price of US$7.2. On April 10, 2019, the warrant holder exercised the warrants in full and paid an additional amount of US$10 million for 1,666,666 Class A ordinary shares. As of December 31, 2019 and 2020, the Company had no warrants outstanding, respectively.

(ii)	Between April 26, 2019 and June 19, 2019, the Company issued 8,236,838 Class A ordinary shares to third parties investors for an aggregate consideration of US$53.5 million for the pre-IPO financing.

(iii)

On August 5, 2019, the Company completed its Initial Public Offering (“IPO”) on the New York Stock Exchange under the symbol of “HKIB”. The Company issued an aggregate 23,873,655 ADSs, representing 23,873,655 Class A Ordinary Shares for total net proceeds of HK$1,507.2 million after deducting listing expenses of HK$58.3 million.

(iv)

In December 2019, the Company issued an aggregate of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares, both with par value US$0.0001 per share, for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited in the form of private placement. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Mr. Calvin Choi, founder of the Company.

26.	PERPETUAL SECURITIES

On May 14, 2020, the Company issued US$200,000,000 (equivalent to HK$1,550,020,000) and SGD50,000,000 (equivalent to HK$272,890,845) of perpetual securities at initial distribution rate of 7.25% p.a. (the “Perpetual Securities I”) and 4.5% p.a. (the “Perpetual Securities II”) which are listed on Hong

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

26.	PERPETUAL SECURITIES (CONTINUED)

Kong Stock Exchange and Singapore Stock Exchange respectively (collectively the “Perpetual Securities”). Of which, US$38,920,000 (equivalent to HK$301,633,892) of Perpetual Securities I and SGD14,740,000 (equivalent to HK$80,448,221) of Perpetual Securities II were issued in settlement for the redemption of Perpetual Securities issued by the immediate holding company in 2017. The consideration amounting to HK$382,082,113 was settled through the current account with the immediate holding company during the year ended December 31, 2020.

The direct transaction costs attributable to the Perpetual Securities I and Perpetual Securities II in aggregate amounted to HK$4,460,393.

Distributions of the Perpetual Securities I and Perpetual Securities II may be paid semi-annually in arrears on May 1 and November 1 in each year and may be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. Following a deferral, arrears of distributions are cumulative.

The Perpetual Securities I are unsecured, have no fixed maturity date and are callable at the Company’s option in whole on May 14, 2023 (“First Reset Date”) or any Distribution Payment Date falling after the First Reset Date at their principal amounts together with any accrued, unpaid or deferred distributions. The applicable distribution rate will reset, on First Reset Date and every three years after the First Reset Date, to the sum of the initial spread of 7.011% p.a., the Treasury Rate and a step-up margin of 5.00% p.a..

The Perpetual Securities II are unsecured, have no fixed maturity date and are callable at the Company’s option in whole on May 14, 2025, which is five years after the issue date or any Distribution Payment Date thereafter at their principal amounts together with any accrued, unpaid or deferred distributions.

The Perpetual Securities are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issuances of the Perpetual Securities. For the year ended December 31, 2020, the profit attributable to holders of Perpetual Securities based on the applicable distribution rate, was HK$78,987,714, where any distribution could be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. The Company distributed HK$62,753,625 to the holders of perpetual securities during the year ended December 31, 2020.

27.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

Save as disclosed elsewhere in these consolidated financial statements, the following non-cash transactions were recorded.

During the years ended December 31, 2018, the Group purchased financial assets at fair value through profit or loss of HK$203,607,914, by way of current accounts with fellow subsidiaries, which are entities controlled by the ultimate holding company of the Company and therefore related party of the Group.

On April 10, 2019, the warrant holder exercised the warrants in full and paid an additional amount of US$10 million for 1,666,666 Class A ordinary shares which was an equity transaction, therefore, the warrant was derecognized as a financial liability and the Company recognized in equity the sum of the additional amount received from the warrant holder and the carrying amount of the warrant.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

27.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(a)	Major non-cash transactions (continued)

During the year ended December 31, 2020, the Group subscribed two equity linked notes for a consideration of HK$148,671,602 issued by fellow subsidiaries. The underlying securities for an equity linked note were disposed by one of the fellow subsidiaries, triggering a settlement of equity linked note for a consideration of HK$195,789,033. The Group recorded a gain related to disposed investment of HK$82,948,667. The consideration and the disposal proceeds would be settled by way of the current accounts with fellow subsidiaries through AMTD Group under central treasury function.

(b)	Changes in liabilities arising from financing activities

	Margin loans payable	Derivative financial liability	Convertible bond	Bank borrowings	Total
	HK$	HK$	HK$	HK$	HK$
At January 1, 2018	351,609,630	—	—	—	351,609,630
Cash flow from financing activities	(38,657,144)	—	—	—	(38,657,144)
Interest expenses	9,047,063	—	—	—	9,047,063

At December, 31 2018	321,999,549	—	—	—	321,999,549
Cash flow from financing activities	(31,983,066)	20,813,810	95,995,690	—	84,826,434
Interest expenses	27,705,955	—	—	—	27,705,955

At December 31, 2019	317,722,438	20,813,810	95,995,690	—	434,531,938

Cash flow from financing activities	(330,197,734)	—	—	230,962,565	(99,235,169)
Interest expenses	12,475,296	—	7,717,348	1,317,435	21,510,079
Fair value gain recognised in profit or loss	—	(7,765,148)	—	—	(7,765,148)
Exchange alignment	—	(94,349)	(434,609)	—	(528,958)

At December 31, 2020	—	12,954,313	103,278,429	232,280,000	348,512,742

(c)	Changes in balances with related parties

	For the year ended December 31, 2018
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Operating activities	7,500	(699,864,420)	439,200,382
Financing activities	—	203,607,914	—

Net cash inflow/(outflow)	7,500	(496,256,506)	439,200,382

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

27.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(c)	Changes in balances with related parties (continued)

	For the year ended December 31, 2019
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Investing activities	—	—	(2,957,926,150)

Net cash outflow	—	—	(2,957,926,150)

	For the year ended December 31, 2020
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Investing activities	—	—	(3,581,230,632)

Net cash outflow	—	—	(3,581,230,632)

28.	RELATED PARTY TRANSACTIONS

(a)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		For the year ended December 31,
	Notes	2018	2019	2020
		HK$	HK$	HK$
Underwriting services rendered to immediate holding company	(i)	—	26,420,072	—

Financial advisory services rendered to fellow subsidiaries	(i)	70,988,340	15,691,000	30,231,825

Financial advisory services rendered to a related party controlled by a director of the Company	(i)	—	—	95,513,306

Management fee paid to immediate holding company	(i)	—	150,000	150,000

Investment advisory fee paid to a fellow subsidiary	(i)	180,000	180,000	180,000

Insurance commission paid to a fellow subsidiary	(i)	57,063	84,133	105,251

Asset management services rendered to a fellow subsidiary	(i)	5,784,775	457,431	1,362

Acquisition of investment from a fellow subsidiary	(ii)(a)	72,072,000	—	—

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):

		For the year ended December 31,
	Notes	2018	2019	2020
		HK$	HK$	HK$
Acquisition of investment from immediate holding company	(ii)(b)	—	—	556,161,528

Acquisition of investments from fellow subsidiaries	(ii)(c)	—	—	148,671,602

Administrative service fee paid to immediate holding company	(iii)	—	12,000,000	24,000,000

Interest income from immediate holding company	(iv)	—	17,562,104	101,159,079

Recharge from/(to) immediate holding company
—Staff costs		11,678,050	17,936,752	20,156,843
—Premises cost		9,329,432	5,300,986	14,010,263
—Office renovation		1,250,906	869,214	—
—Other operating (income)/expenses, net		(1,753,759)	9,798,649	—

	(iii)	20,504,629	33,905,601	34,167,106

Net changes in fair value on derivative financial asset entered into with a related party controlled by a director of the Company	(v)	—	1,165,220,000	321,797,949

Asset management service fee income from a related party controlled by a director of the Company	(i)	—	478,611	2,672,527

Investment banking service income from a related party controlled by a director of the Company	(i)	—	2,999,584	—

Consideration received for disposal of investments to a related party controlled by a director of the Company	(v)	—	—	972,215,580

Consideration received for settlement of derivatives contracts with a related party controlled by a director of the Company	(v)	—	—	618,682,641

Consideration received for settlement of financial asset at fair value through profit or loss by a fellow subsidiary	(ii)(c)	—	—	195,789,033

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

(a)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):

Notes:

(i)	The terms of these services were comparable to the fee and conditions offered to the major customers of the Group.

(ii) a.	The transaction represented the acquisition of ordinary shares of a listed company from its fellow subsidiary based on the market price as of December 12, 2018.

b.	The transaction represented the acquisition of ordinary shares of a fellow subsidiary from the immediate holding company based on the market price as of the date of acquisition.

c.	The transactions represented the acquisition and subsequent disposal of equity linked notes from fellow subsidiaries based on the market price as of the date of acquisition.

(iii)

During the years ended December 31, 2018 and 2019, staff costs, office renovation and other operating expenses (e.g. advertisement and promotional expense) were recharged by the immediate holding company based on the proportion of the Company’s revenue to the consolidated revenue of the immediate holding company, net of expenses incurred by the Group. Premises cost was recharged based on actual usage. Starting from the third quarter of fiscal year 2019, the immediate holding company charged a fixed service fee of HK$6,000,000 per quarter in place of recharging arrangement for certain operating expenses.

(iv)	The transaction represented the interest income carried at 2% per annum of advances to the immediate holding company which were repayable on demand.

(v)

In December 2019, the controlling person of the counterparty, with which the Group has entered into the Agreements (Note 14), was appointed as a Director to the Board of Directors of the Company. Accordingly, the counterparty became a related party of the Company. On October 27, 2020, the Agreements were novated to an external party.

(b)	In addition to balances disclosed elsewhere in these consolidated financial statements, the Group had the following outstanding balances with related parties:

(i)

Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. On August 5, 2019, the Group entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As of December 31, 2019 and 2020, the net balances between the Group and the immediate holding company were amount due from immediate holding company of HK$2,921,838,772 and HK$6,477,266,499 respectively, which bear interest at 2% per annum and are unsecured and repayable on demand. The Group did not have any outstanding balances with its fellow subsidiaries due to the intercompany financing agreement. For the years ended December 31, 2018, 2019 and 2020, there was no provision for credit loss on amounts due from immediate holding company.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	In addition to balances disclosed elsewhere in these consolidated financial statement, the Group had the following outstanding balances with related parties (continued):

(ii)

As of December 31, 2019, the Group’s client receivables of HK$2,142,145 and accounts payable of HK$156,659,071 were due from fellow subsidiaries and a related party which is controlled by a director of the Company, respectively. The balance arose from the normal settlement term of two days after trade date arising from asset management services. Any overdue balance is interest-bearing. There was no such balance as of December 31, 2020.

(iii)

During the year ended December 31, 2019, the immediate holding company acquired the Company’s receivable from a related company of HK$4,075,351 at cost through the current account with the Company. The Group did not have any outstanding balances with that related company as of December 31, 2019 and 2020.

(iv)

The Group recorded other income from a fellow subsidiary of HK$3,666,040 for the year ended December 31, 2018 in connection with the reimbursement of interest expenses of the related margin loans payable.

(c)	Compensation of key management personnel of the Group:

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Short-term employee benefits	19,473,470	43,062,534	32,692,568
Other long-term benefit	61,428	92,700	54,745

	19,534,898	43,155,234	32,747,313

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

29.	FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows:

As of December 31, 2019

Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortised cost	Total
	HK$	HK$	HK$
Accounts receivable	—	346,379,574	346,379,574
Financial assets included in prepayments, deposits and other receivables	—	1,355,013	1,355,013
Due from immediate holding company	—	2,921,838,772	2,921,838,772
Financial assets at fair value through profit or loss	1,572,697,716	—	1,572,697,716
Stock loan	1,200,980,200	—	1,200,980,200
Derivative financial asset	1,165,220,000	—	1,165,220,000
Other assets	—	245,502,780	245,502,780
Cash and bank balances	—	766,430,471	766,430,471

	3,938,897,916	4,281,506,610	8,220,404,526

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total
	HK$	HK$	HK$
Accounts payable	—	492,039,336	492,039,336
Margin loans payable	—	317,722,438	317,722,438
Financial liabilities included in other payables and accruals	—	66,043,431	66,043,431
Derivative financial liability	20,813,810	—	20,813,810
Convertible bond	—	95,995,690	95,995,690

	20,813,810	971,800,895	992,614,705

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

29.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows (continued):

As of December 31, 2020

Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amortised cost	Total
	HK$	HK$	HK$
Accounts receivable	—	77,350,250	77,350,250
Financial assets included in prepayments, deposits and other receivables	—	1,650,827	1,650,827
Due from immediate holding company	—	6,477,266,499	6,477,266,499
Financial assets at fair value through profit or loss	1,377,856,715	—	1,377,856,715
Stock loan	878,483,400	—	878,483,400
Derivative financial asset	1,023,902,566	—	1,023,902,566
Other assets	—	197,309,175	197,309,175
Cash and bank balances	—	453,966,764	453,966,764

	3,280,242,681	7,207,543,515	10,487,786,196

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortised cost	Total
	HK$	HK$	HK$
Accounts payable	—	201,986,202	201,986,202
Financial liabilities included in other payables and accruals	—	54,162,984	54,162,984
Bank borrowings	—	232,280,000	232,280,000
Derivative financial liability	12,954,313	—	12,954,313
Convertible bond	—	103,278,429	103,278,429

	12,954,313	591,707,615	604,661,928

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	Carrying amounts		Fair values
	As of December 31,		As of December 31,
	2019	2020	2019	2020
	HK$	HK$	HK$	HK$
Financial assets
Financial assets at fair value through profit or loss	1,572,697,716	1,377,856,715	1,572,697,716	1,377,856,715
Derivative financial asset	1,165,220,000	1,023,902,566	1,147,372,779	1,036,169,019
Stock loan	1,200,980,200	878,483,400	1,200,980,200	878,483,400

	3,938,897,916	3,280,242,681	3,921,050,695	3,292,509,134

Financial liabilities
Derivative financial liability	20,813,810	12,954,313	20,813,810	12,954,313

Management has assessed that the fair values of cash and cash balances, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, accounts payable, financial liabilities included in other payables and accruals, clients’ monies held on trust, margin loans payable, and convertible bond, approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand. Management considers that the carrying amounts of these financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

The Group’s finance department headed by the finance director is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance director reports directly to the chief financial officer. At each reporting date, finance department analyses the movements in the values of financial instruments and determines the major inputs applied in the valuation. The valuation is reviewed and approved by the chief financial officer.

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

As of December 31, 2019 and 2020, the fair values of listed equity investments, including the stock loan, and an unlisted equity linked note were based on quoted market prices.

The valuation methodologies for unlisted equity securities are set out in Note 3 to the consolidated financial statements.

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

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

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

Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2019:

	Valuation technique	Significant unobservable input	Range or estimate	Sensitivity of value to the input
Unlisted equity investment-Investment C	Multiple/ EVA	Equity volatility	33.08%	5% increase/decrease in volatility results in decrease/increase in fair value by 1.0%/0.3%

		Average P/E multiple of peers	10.8	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 5.4%/4.1%

Derivative financial asset	MCS	Volatility of Underlying Assets	32.82% - 36.28%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.02%/0.23%

		Credit rating	BB	One rank level increase in credit rating of counterparty from BB to BBB results in increase in fair value by 0.04%

				One rank level decrease in credit rating of counterparty from BB to B results in decrease in fair value by 0.80%

Derivative financial liability	Binomial option pricing model	Volatility	67.87%	5% increase/decrease in volatility results in increase/decrease in fair value by 4.58%/4.66%

		Discount rate	12.52%	5% increase/decrease in discount rate results in increase/decrease in fair value by 0.32%/0.32%

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2020:

	Valuation technique	Significant unobservable input	Estimate	Sensitivity of value to the input
Unlisted equity investment-Investment B	Multiple/ EVA	Equity volatility	63.61%	5% increase/decrease in volatility results in decrease/increase in fair value by 3.5%/3.3%

Unlisted equity investment-Investment C	Multiple/ EVA	Equity volatility	39.64%	5% increase/decrease in volatility results in decrease/increase in fair value by 0.9%/0.9%

		Median P/E multiple of peers	10.4	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 4.7%/4.8%

Derivative financial asset	MCS	Volatility of Underlying Assets	46.03%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.23%/0.11%

		Credit rating	BB	One rank level increase in credit rating of counterparty from BB to BBB results in increase in fair value by 0.02%

				One rank level decrease in credit rating of counterparty from BB to B results in decrease in fair value by 0.16%

Derivative financial liability	Binomial option pricing model	Volatility	56.58%	5% increase/decrease in volatility results in increase/decrease in fair value by 1.63%/1.66%

		Discount rate	9.77%	5% increase/decrease in discount rate results in decrease/increase in fair value by 8.22%/9.41%

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value Hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant unobservable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As of December 31, 2019
Financial assets at fair value through profit or loss	1,249,999,800	—	322,697,916	1,572,697,716
Stock loan	1,200,980,200	—	—	1,200,980,200

	2,450,980,000	—	322,697,916	2,773,677,916
Derivative financial asset	—	—	1,165,220,000	1,165,220,000

	2,450,980,000	—	1,487,917,916	3,938,897,916

As of December 31, 2020
Financial assets at fair value through profit or loss	185,435,750	892,565,280	299,855,685	1,377,856,715
Stock loan	878,483,400	—	—	878,483,400

	1,063,919,150	892,565,280	299,855,685	2,256,340,115
Derivative financial asset	—	—	1,023,902,566	1,023,902,566

	1,063,919,150	892,565,280	1,323,758,251	3,280,242,681

Liability measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant unobservable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As of December 31, 2019
Derivative financial liability	—	—	20,813,810	20,813,810

As of December 31, 2020
Derivative financial liability	—	—	12,594,313	12,594,313

During the years ended December 31, 2018, 2019 and 2020, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The movements in fair value measurements within Level 3 during the years are as follow:

	For the year ended December 31,
	2018	2019	2020
	HK$	HK$	HK$
Unlisted equity shares at fair value through profit or loss:
At January, 1	15,629,400	281,241,909	322,697,916
Purchase	211,456,214	—	—
Net fair value changes recognised in profit or loss	54,156,295	41,456,007	(22,842,231)

At December 31,	281,241,909	322,697,916	299,855,685

For the year ended December 31, 2019
HK$
Warrants at fair value through profit or loss:
At January 1,	—
Issued	15,699,600
Exercised	(15,699,600)

At December 31,	—

	For the year ended December 31,
	2019	2020
	HK$	HK$
Derivative financial asset (Note 14):
At January 1,	—	1,165,220,000
Recognition of day 1 profit or loss deferred on inception of contract, renegotiation and extension	472,591,235	(41,782,951)
Net fair value gains recognised in profit or loss	692,628,765	413,088,277
Gain related to disposed investment	—	106,059,881
Partial settlement	—	(618,682,641)

At December 31,	1,165,220,000	1,023,902,566

	For the year ended December 31,
	2019	2020
	HK$	HK$
Derivative financial liability (Note 24):
At January 1,	—	20,813,810
Issued	20,813,810	—
Net fair value changes recognised in profit or loss	—	(7,765,148)
Exchange alignment	—	(94,349)

At December 31,	20,813,810	12,954,313

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group has various financial assets and liabilities such as financial assets at fair value through profit or loss, stock loan, accounts receivable, accounts payable, financial assets included in prepayments, deposits and other receivables, financial liabilities included in other payables and accruals, clients’ monies held on trust, margin loans payable, amounts due from immediate holding company which primarily arise directly from its operations.

The main risks arising from the Group’s financial instruments are price risk, foreign currency risk, interest rate risk, credit risk and liquidity risk. Management manages and monitors these risks to ensure appropriate measures are implemented on a timely and effective manner.

Price risk

Equity price risk is the risk that the fair values of equity investments decrease as a result of changes in the levels of equity indices and the value of individual securities.

The Group is exposed to equity securities price risk because certain investments held by the Group are classified in the consolidated statements of financial position as financial assets at fair value through profit or loss. Profit for the year would increase/decrease as a result of gains/losses on equity securities classified as financial assets at fair value through profit or loss.

At December 31, 2019 and 2020, if there had been a 5% increase/decrease in the equity price of financial assets at fair value through profit or loss and stock loan with all other variables held constant, the Group’s profit before tax would have been approximately HK$122,549,000 and HK$50,070,000 higher/lower.

At December 31, 2019 and 2020, if there had been a 5% increase/decrease in the equity price of unlisted equity shares and unlisted equity linked note, included in financial assets at fair value through profit or loss, with all other variables held constant, the Group’s profit before tax would have been approximately HK$16,134,896 and HK$62,747,000 higher/lower.

The Group had concentration risk in its strategic investments segment as 79% of financial assets at fair values through profit or loss (excluding stock loan) at December 31, 2019 and 100% of stock loan at December 31, 2019 and 2020 were investments in listed equity shares in Investment A and 71% of financial assets at fair values through profit or loss at December 31, 2020 were investments in unlisted equity shares in Investment E.

On April 1, 2019, the Group entered Agreements with the counterparty in relation to the movement of the share price of the entirety of the Underlying Assets to reduce the Group’s exposure the changes in fair value of financial assets. The Agreements were modified and renewed several times as disclosed in Note 14. The derivative financial asset is initially recognised at fair value and is subsequently remeasured at fair value. Any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss. During the year ended December 31, 2019 and 2020, changes in the fair value of the derivative financial asset of HK$1,165,220,000 and HK$371,305,326, were charged to profit or loss.

The Group is also exposed to equity price risk arising from changes in the price of the Company’s own shares to the extent that the Company’s own equity investments underlie the fair values of derivatives. At December 31, 2019 and 2020, the Group was exposed to this risk through the conversion rights attached to the convertible bond (Note 24) issued by the Company. If there have been increase/decrease in the share price by 5%, it will result in decrease in profit before tax by approximately HK$822,000 and HK$1,036,000 or increase in profit before tax by approximately HK$792,000 and HK$1,036,000, for the year ended December 31, 2019 and 2020 respectively.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Foreign currency risk

Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of the Group, i.e. HK$, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. As HK$ is currently pegged to United States dollars (“US$”), management considers that there is no significant foreign currency risk arising from the Group’s monetary assets and the liability denominated in US$.

The Group’s key currency risk exposure primarily arises from accounts receivable and bank balances denominated in Renminbi (“RMB”), New Taiwan Dollar (“NTD”) and Singapore Dollar (“SGD”). As of December 2019 and 2020, the Group had no significant exposure to foreign currency risk. Consequently, no sensitivity analysis has been performed and disclosed.

Interest rate risk

The Group is exposed to fair value interest rate risk in relation to fixed-rate amount due from immediate holding company and convertible bond. The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable-rate bank borrowings. The Group cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balances, HIBOR arising from the Group’s HK$ denominated borrowings and LIBOR arising from the Group’s US$ denominated borrowings. The Group aims at keeping borrowings at variable rates. The Group manages its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.

No sensitivity analysis has been presented for variable rate bank balances and variable rate bank borrowings as the bank deposit and bank borrowings are carried at amortized cost and the cash flow interest exposure is insignificant.

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

The Group has credit risk exposure in relation the Agreements entered into with a counterparty amounting to HK$1,165,220,000 and HK$1,023,902,566 as of December 31, 2019 and 2020, respectively (Note 14). On December 20, 2019, the Group entered into a pledge agreement with the same counterparty pursuant to which the counterparty pledged certain listed securities to the Group as collateral. As of December 31, 2019 and 2020, the market value of listed securities pledged to the Group amounted to approximately HK$962,442,277 and HK$2,860,797,360, respectively (Note 14).

The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group’s maximum exposure to credit risk.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Credit risk (continued)

The credit risk on liquid funds is limited because the counterparties are mainly banks and insurance companies with sound credit.

Maximum exposure and staging as of December 31, 2019 and 2020

The table below shows the credit quality and the maximum exposure to ECL based on the Group’s credit policy, which is mainly based on past due information unless other information is available without undue cost or effort, and the staging classification as of December 31, 2019 and 2020. The amounts presented are gross carrying amounts for financial assets at amortized cost.

As of December 31, 2019

	12-month ECLs	Lifetime ECLs			HK$
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$
Accounts receivable*	—	—	—	346,379,574	346,379,574
Financial assets included in prepayments, deposits and other receivables
—Normal**	1,355,013	—	—	—	1,355,013
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	2,921,838,772	—	—	—	2,921,838,772
—Doubtful**	—	—	—	—	—
Other assets
—Internal credit risk rating AA	245,502,780	—	—	—	245,502,780
Cash and bank balances
—Internal credit risk rating AA	766,430,471	—	—	—	766,430,471

	3,935,127,036	—	—	346,379,574	4,281,506,610

*	For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in Note 11 to the consolidated financial statements.
**

The credit quality of the financial assets included in prepayments, deposits and other receivables, due from a related company and due from immediate holding company is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition; “doubtful” when there has been significant increase in credit risk since initial recognition through information developed internally or externally; “loss” when there is evidence indicating the asset is credit-impaired; and “write-off” when there is evidence indicating that the debtor is in severe financial difficulty and Group has no realistic prospect of recovery.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Maximum exposure and staging as of December 31, 2019 and 2020 (continued)

As of December 31, 2020

	12-month ECLs	Lifetime ECLs			HK$
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$
Accounts receivable*	21,165,253	—	—	56,184,997	77,350,250
Financial assets included in prepayments, deposits and other receivables
—Normal**	1,650,827	—	—	—	1,650,827
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	6,477,266,499	—	—	—	6,477,266,499
—Doubtful**	—	—	—	—	—
Other assets
—Internal credit risk rating AA	197,309,175	—	—	—	197,309,175
Cash and bank balances
—Internal credit risk rating AA	453,966,764	—	—	—	453,966,764

	7,151,358,518	—	—	56,184,997	7,207,543,515

*	For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix is disclosed in Note 11 to the consolidated financial statements.
**

The credit quality of the financial assets included in prepayments, deposits and other receivables, due from a related company and due from immediate holding company is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition; “doubtful” when there has been significant increase in credit risk since initial recognition through information developed internally or externally; “loss” when there is evidence indicating the asset is credit-impaired; and “write-off” when there is evidence indicating that the debtor is in severe financial difficulty and Group has no realistic prospect of recovery.

Liquidity risk

The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations, loans and equity financing.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Liquidity risk (continued)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	As of December 31, 2019
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	492,039,336	—	—	492,039,336
Margin loans payable	6.625%	317,722,438	—	—	317,722,438
Financial liabilities included in other payables and accruals	N/A	66,043,431	—	—	66,043,431
Convertible bond	7.8%	—	—	125,273,321	125,273,321

		875,805,205	—	125,273,321	1,001,078,526

	As of December 31, 2020
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	201,986,202	—	—	201,986,202
Bank borrowings	2.1%	233,493,790	—	—	233,493,790
Financial liabilities included in other payables and accruals	N/A	54,136,011	—	—	54,136,011
Convertible bond	7.8%	—	—	124,606,940	124,606,940

		489,616,003	—	124,606,940	614,222,943

Capital risk management

The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Group consists of debt which includes bank borrowing and convertible bond, equity attributable to equity holders of the Group, comprising issued share capital, retained profits, capital reserves and perpetual securities, as disclosed in consolidated statements of changes in equity.

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

There were no changes on the Group’s approach to capital risk management during the years ended December 31, 2019 and 2020.

AMTD INTERNATIONAL INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

32.	STOCK INCENTIVE PLAN

AMTD SpiderMan Share Incentive Plan

In June 2019, the Group’s board of directors approved the AMTD SpiderMan Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors, and consultants, and promote the success of the business. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is initially 20,000,000 and on January 1 of each year after the effective date of the 2019 Plan, will automatically increase to the number of shares that is equal to ten percent (10%) of the total issued and outstanding share capital of the Group as of December 31 of the preceding year. In addition, on January 1 of each year after the effective date of the 2019 Plan, the aggregate number of shares that may be issued under the 2019 Plan will automatically increase by the number of shares representing 1.0% of the total issued and outstanding share capital of the Group as of December 31 of the preceding year, or such less number as the board of directors may determine. As of the date of this annual report, no awards have been granted under the 2019 Plan.

33.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorised for issue by the Board of Directors on April 28, 2021.