Form 20-F
period 2021-12-31
AMTD IDEA GROUP
filed 2022-04-18
CIK 1769731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

(Mark One)

☐	R EGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	A NNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
F
or the fiscal year ended December 31,
2021
OR

☐	T RANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
OR

☐	S HELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number:
001-39006

AMTD IDEA GROUP
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)
Cayman Islands
(Jurisdiction of Incorporation or Organization)
23/F Nexxus Building
41 Connaught Road Central
Hong Kong
(Address of Principal Executive Offices)
William Fung, Chief Executive Officer
23/F Nexxus Building
41 Connaught Road Central
Hong Kong
Telephone: +852 3163-3389
Facsimile: +852 3163-3289
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing one Class A ordinary share, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	AMTD	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,327,851 Class A ordinary shares, par value US$0.0001 per share, and 183,283,628 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐  No
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     ☒
  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non- accelerated filer ☐	Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards
†
provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report
..
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
    ☐  Yes
☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

i

INTRODUCTION
Our Corporate Structure
AMTD IDEA Group is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong and Singapore. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, AMTD IDEA Group may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I—Our Corporate Structure.”
Although we do not have any material operations in Mainland China or any variable interest entities in place, the business operations of an insignificant subsidiary and certain investee companies of ours are conducted in Mainland China. PRC laws do not currently prohibit direct foreign investment in our subsidiary or our investee companies in Mainland China, and our investors could potentially own equity interests in our subsidiary or our investee companies in Mainland China. Nonetheless, we, together with our subsidiary and our investee companies in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations, and PRC regulatory authorities could disallow the corporate structure through which we own our subsidiary or invest in our investee companies in Mainland China, and could extend such prohibition to our Hong Kong operations, which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless.”
Cash Transfers and Dividend Distribution
We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances. In 2021, a total of HK$541.9 million was transferred in the form of cash advances from our subsidiaries to our Cayman Islands holding company and a total of HK$413.1 million was transferred from our Cayman Islands holding company to our subsidiaries. No material transfer of other assets was made between our holding company and subsidiaries in 2021 and we intend to settle amounts owed between our Cayman Islands holding company and Hong Kong subsidiaries to the extent required by our business operations.
No dividends or distributions were made by a subsidiary to our holding company in the past, and no dividends or distributions are intended to be made by a subsidiary to our holding company in the near future.
Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividends or distributions are intended to be made by our Cayman Islands holding company in the near future.
See “Part I—Cash Transfers and Dividend Distribution.”
The Holding Foreign Companies Accountable Act
We face risks relating to the lack of PCAOB inspection on our auditor, which may cause our securities to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted, beginning in 2021. The delisting or the cessation of trading of our ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Frequently Used Terms
In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“ADSs” refers to our American depositary shares, each of which represents one Class A ordinary share;

•
“AMTD,” “we,” “us,” “our company,” or “our” refers, prior to the restructuring which was completed in April 2019, to our investment banking, asset management, and strategic investment businesses and, after the completion of the restructuring, to AMTD IDEA Group (formerly known as AMTD International Inc.), a Cayman Islands exempted company with limited liability, and its subsidiaries;

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
Rounding and Currency
Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Hong Kong dollars because our business is mainly conducted in Hong Kong and most of our revenue is denominated in Hong Kong dollars. This annual report on Form
20-F
contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Hong Kong dollars to U.S. dollars were made at a rate of HK$7.7996 to US$1.00, which was the certified noon buying rate in effect as of December 30, 2021, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Hong Kong dollar amounts referred to in this annual report on Form
20-F
could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

FORWARD-LOOKING INFORMATION
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
You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the trends in, expected growth and market size of the financial services industry in Hong Kong;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industry;

•	our proposed use of proceeds;

•	government policies and regulations relating to our industry; and

•	fluctuations in general economic and business conditions in Hong Kong, Mainland China and globally, and

•	assumptions underlying or related to any of the foregoing.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This annual report contains certain data and information that we obtained from industry publications and reports generated by third-party providers of market intelligence. We have not independently verified the accuracy or completeness of the data and information contained in these publications and reports. Statistical data

v

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

PART I
Our Corporate Structure
AMTD IDEA Group is not an operating company but a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong and Singapore. Investors in our ADSs thus are purchasing equity interest in a Cayman Islands holding company and not in an operating entity. As a holding company, AMTD IDEA Group may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I—Selected Financial Data—Selected Consolidated Financial Data.” In addition, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders.
The following diagram generally illustrates our corporate structure, including our subsidiaries as of the date of this annual report. For details, see “Item 4. Information on the Company—C. Organizational Structure.”

(1)
Our shareholders include (i) holders of our ordinary shares such as AMTD Group, Infinity Power Investments Limited and Century City International Holdings Limited, and (ii) public investors. For details relating to our share ownership, see “Item 4. Information on the Company—E. Share Ownership.”

(2)	The other shareholders of AMTD Digital Inc. include third party investors and two of our employees.
(3)
AMTD Digital Financial Holdings Limited has 11 subsidiaries in British Virgin Islands, Singapore and Hong Kong. AMTD Digital Media Holdings Limited has four subsidiaries in British Virgin Islands, Singapore and Hong Kong. AMTD Digital Investments Holdings Limited has 10 subsidiaries in British Virgin Islands and Singapore.

(4)	The other shareholder of AMTD Capital Co., Ltd. is a third party investor.
As used in this annual report, “AMTD,” “we,” “us,” “our company,” or “our” refers, prior to the restructuring which was completed in April 2019, to our investment banking, asset management, and strategic investment businesses and, after the completion of the restructuring, to AMTD IDEA Group (formerly known as AMTD International Inc.), a Cayman Islands exempted company with limited liability, and its subsidiaries.
Although we do not have any material operations in Mainland China or any variable interest entities in place, the business operations of an insignificant subsidiary and certain investee companies of ours are conducted in Mainland

China. PRC laws do not currently prohibit direct foreign investment in our subsidiary or our investee companies in Mainland China, and our investors could potentially own equity interests in our subsidiary or our investee companies in Mainland China. Nonetheless, we, together with our subsidiary and our investee companies in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations, and PRC regulatory authorities could disallow the corporate structure through which we hold our subsidiary or invest in our investee companies in Mainland China, and could extend such prohibition to our Hong Kong operations, which could lead to a material change in our operations and/or a material change in the value of our ADSs, and could cause the value of our ADSs to significantly decline or become worthless. See “Item 3. Key Information—Risk Factors—D. Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless.”
Risks Relating to Doing Business in Mainland China and Hong Kong
We face various legal and operational risks and uncertainties relating to our operations. Although we do not have any material operations in Mainland China or any variable interest entities in place, we, as well as an insignificant subsidiary and certain investee companies of ours whose business operations are primarily conducted in Mainland China, face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to regulatory approvals on offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy and variable interest entities, would apply to us, our subsidiary or our investee companies. Should these statements or regulatory actions apply to our subsidiary, our investee companies or to ourselves, including our Hong Kong operations, in the future, or if we expand our business operations into Mainland China such that we become subject to them to a greater extent, our ability to conduct our business, invest into or maintain our investment in Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, specifically the Cyberspace Administration of China, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. As of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. Our management have conducted an analysis of the status and scope of our operations, including data compliance, and have concluded that currently we do not expect that PRC laws and regulations on data security, data protection or cybersecurity to be applied to us or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of Mainland China. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future and if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”
The PRC government has significant authority to regulate, influence or intervene in the Mainland China operations of an offshore holding company at any time. It also oversees and controls and may exert more control over offerings conducted outside China by, and foreign investment in, China-based issuers. We cannot assure you that such oversight and control will not be extended to companies operating in Hong Kong such as us. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Mainland China and Hong Kong, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing
Business in Mainland China and Hong Kong.”
The Holding Foreign Companies Accountable Act
We face risks relating to the lack of PCAOB inspection on our auditor, which may cause our securities to be delisted from the NYSE or prohibited from being traded over-the-counter in the future under the Holding Foreign Companies Accountable Act, if the SEC determines that we have filed annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely for three consecutive years, or two consecutive years if proposed changes to the law, i.e. the Accelerating Holding Foreign Companies Accountable Act, are enacted, beginning in 2021. The delisting or the cessation of trading of our ADS, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, respectively, and identifies the registered public accounting firms in Mainland China and Hong Kong that are subject to such determinations. Our auditor is identified by the PCAOB and is subject to the determination. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
Permissions Required from the PRC Authorities for Our Operations
We believe that we and our subsidiaries, to the extent applicable, have obtained the requisite licenses and approvals that are material for our operations in China as of the date of this annual report. Specifically, AMTD Capital Co., Ltd., or AMTD Capital, is a PRC company in which we currently hold 50.13% of equity interest. AMTD Capital is not a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X. As of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our securities to foreign investors as of the date of this annual report, including permissions from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC. If (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.”
Selected Consolidated Financial Data
The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. The selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2019, 2020, and 2021 and the selected consolidated statements of financial position data as of December 31, 2020, and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page
F-1.
The selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2017 and 2018 and the selected consolidated statements of financial position data as of December 31, 2017, 2018 and 2019 are derived from our audited consolidated financial statements that have not been included herein. Our consolidated financial statements are prepared and presented in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB.
Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue
Fee and commission income	278,976	367,538	580,006	607,263	680,478	87,245
Dividend and gain related to disposed investments	69,509	99,228	100,552	171,027	173,823	22,286

Sub-total	348,485	466,766	680,558	778,290	854,301	109,531
Net fair value changes on investments, stock loan and derivatives	684,679	256,460	523,616	340,250	543,543	69,689

Total revenue	1,033,164	723,226	1,204,174	1,118,540	1,397,844	179,220
Other income	17,915	15,393	22,090	111,867	125,538	16,095
Impairment losses under expected credit loss model on financial assets	—	—	—	(17,109)	—	—

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except for share, per share and per ADS data)
Other operating expenses, staff costs and finance costs	(242,493)	(129,654)	(237,010)	(219,643)	(192,206)	(24,642)
Net fair value changes on derivative financial liability	—	—	—	7,765	—	—

Profit before tax	808,586	608,965	989,254	1,001,420	1,331,176	170,673
Income tax (expense)/credit	(135,214)	(83,840)	(158,350)	137,541	(109,295)	(14,013)

Profit for the year	673,372	525,125	830,904	1,138,961	1,221,881	156,660

Other comprehensive income for the year	—	—	—	1,022	739	94
Profit and other comprehensive income attributable to:
—Ordinary shareholders	568,266	468,061	938,272	1,060,996	1,096,896	140,634
—Holders of perpetual securities	—	—	—	78,987	125,743	16,122
Non-controlling interests	105,106	57,064	(107,368)	—	(19)	(2)
Total comprehensive income for the year	673,372	525,125	830,904	1,139,983	1,222,620	156,754

Class A ordinary shares:
Profit per share attributable to ordinary shareholders
Basic	—	—	4.34	4.34	4.81	0.62
Diluted	—	—	4.34	4.22	4.81	0.62
Weighted average number of ordinary shares used in per share calculation
Basic	—	—	16,113	57,474	62,328	62,328
Diluted	—	—	16,117	58,966	62,328	62,328
Class B ordinary shares:
Profit per share attributable to ordinary shareholders
Basic	2.84	2.34	4.34	4.34	4.81	0.62
Diluted	2.84	2.34	4.34	4.34	4.81	0.62
Weighted average number of ordinary shares used in per share calculation
Basic	200,000	200,000	200,149	186,987	165,666	165,666
Diluted	200,000	200,000	200,205	186,987	165,666	165,666

	As of December 31,
	2017	2018	2019	2020	2021
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Total non-current assets	15,623	15,302	15,202	2,209,103	2,801,265	359,155
Total current assets	6,025,994	7,091,887	8,255,491	8,317,188	3,885,573	498,176
Total assets	6,041,617	7,107,189	8,270,693	10,526,291	6,686,838	857,331
Total non-current liabilities (interest-bearing)	—	—	116,810	116,233	125,723	16,119
Total non-current liabilities (non-interest-bearing)	130,209	163,357	242,914	—	—	—
Total current liabilities (interest-bearing)	351,610	322,000	317,722	232,280	388,871	49,857

	As of December 31,
	2017	2018	2019	2020	2021
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Total current liabilities (non-interest- bearing)	2,890,522	3,427,430	764,752	453,602	383,371	49,153
Total liabilities	3,372,341	3,912,787	1,442,198	802,115	897,965	115,129
Share capital and capital reserve	1,312,960	1,312,960	4,551,380	4,551,380	4,551,376	583,540
Treasury shares	—	—	—	—	(5,000,000)	(641,059)
Exchange reserve	—	—	—	1,023	1,467	189
Retained profits	870,781	1,338,842	2,277,115	3,337,088	4,449,490	570,477
Total ordinary shareholders’ equity	2,183,741	2,651,802	6,828,495	7,889,491	4,002,333	513,147
Non-controlling interests	485,535	542,600	—	—	15,496	1,987
Holders of perpetual securities	—	—	—	1,834,685	1,771,044	227,068
Total equity	2,669,276	3,194,402	6,828,495	9,724,176	5,788,873	742,202
Total liabilities and equity	6,041,617	7,107,189	8,270,693	10,526,291	6,686,838	857,331
Cash Transfers and Dividend Distribution
We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong. Out of our total bank balances of HK$526.2 million (US$67.5 million) as of December 31, 2021, only HK$31.0 million (US$4.0 million) was maintained in China by AMTD Capital, which is a 50.13%-owned PRC subsidiary and did not engage in any material operation in 2021. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong.
The following table sets forth the material cash transfers in the form of cash advances in both directions occurred between our Cayman Islands holding company and Hong Kong subsidiaries in 2021.

Subsidiaries	To Holding Company HK$ (in million)	From Holding Company HK$ (in million)
AMTD Global Markets Limited	375.4	413.1
AMTD Investment Solutions Group Limited	166.5	—
No material transfer of other assets was made between our holding company and subsidiaries in 2021.
We intend to settle amounts owed between our Cayman Islands holding company and Hong Kong subsidiaries to the extent required by our business operations.
AMTD Capital, which is 50.13% owned by AMTD Global Markets Limited (our Hong Kong subsidiary), is a foreign-invested enterprise under PRC law. Pursuant to the PRC Enterprise Income Tax Law, dividends generated and payable by a foreign-invested enterprise in China to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. In accordance with the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, where a Hong Kong resident enterprise, which is considered a non-PRC
resident enterprise, directly holds at least 25% of the equity interest in a PRC enterprise, the withholding tax rate in respect to the payment of dividends by such PRC enterprise to such Hong Kong resident enterprise is reduced to 5% from the standard rate of 10%, subject to approval of the competent PRC tax authority. Thus, a 5% preferential dividend withholding tax will be applied when AMTD Capital pays any dividend to its parent, AMTD Global Markets Limited. There is no tax on dividends in Hong Kong.

Other than the aforementioned tax consequences of any dividend or distribution by AMTD Capital, there are no significant tax consequences when our subsidiaries make any dividends or distributions to our holding company. No such dividends or distributions were made by a subsidiary to our holding company in the past, and no dividend or distribution is intended to be made by a subsidiary to our holding company in the near future.
Our board of directors will review and consider whether to distribute earnings from time to time. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant.
AMTD IDEA Group is a holding company incorporated in the Cayman Islands, and our ability to pay dividends depends upon dividends paid by our subsidiaries. The ability of our subsidiaries to pay dividends to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. Two of our subsidiaries, Asia Alternative Asset Partners Limited, a licensed company under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, and AMTD Global Markets Limited, a licensed company under the Securities and Futures Ordinance (Cap. 571) of Hong Kong and a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, are subject to minimum liquid and paid-up
capital requirements under relevant rules. Before distributing their earnings to the respective holding companies, these subsidiaries must take into consideration their respective financial condition. In addition, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders.
Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividend or distribution is intended to be made by our Cayman Islands holding company in the near future.
U.S. investors will not be subject to Cayman Islands or Hong Kong taxation and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See ‘Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Dividends.’
There are no other significant restrictions and limitations on our ability to distribute earnings from our businesses, including our subsidiaries, to the parent company and U.S. investors or our ability to settle amounts owed, and there are no significant foreign exchange and fund transfer restrictions on cash transfers between entities within our group, across borders, and to U.S. investors.
The foregoing notwithstanding, the PRC government has significant authority to intervene or influence the Mainland China operations of an offshore holding company at any time, and such oversight may also extend to companies operating in Hong Kong like us. We cannot assure you that the PRC government will not prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into business or to pay dividends. We could also be subject to limitations on the transfer or the use of our cash if we expand our business operations into Mainland China or conduct our operations in some other ways such that we become subject to PRC laws that regulate these activities. Any limitation on our ability to transfer or use our cash could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless.”

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in the ADSs involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”
Risks Relating to Doing Business in Mainland China and Hong Kong

•
The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless.

•
Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

•
The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.

•
If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.

Risks Relating to Our Business and Industry

•
We have a relatively short operating history of our current businesses compared to some of our globally established competitors and face numerous risks and challenges as we continue to expand our business in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

•	Unfavorable financial markets and economic conditions in Asia and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations.

•
The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.

•	Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them.

•
We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

•	Our strategic investment business is subject to liquidity risks.

•	Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

•	Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

•
A substantial portion of our revenue is derived from investment banking business, which is not long-term contracted source of revenue and is subject to intense competition, and declines in these engagements could materially and adversely affect our financial condition and results of operations.

•
Our investment banking business depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services. We cannot assure you that the income level of our investment banking business can be sustained.

•
If we cannot identify or effectively control the various risks involved in the asset management products that we offer or manage under our asset management business or otherwise achieve expected investment returns for our asset management clients, our reputation, client relationships, and asset management business will be adversely affected.

•
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

•	Our revenue and profits are highly volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of our ADSs or our Class A ordinary shares.
Risks Relating to Our Relationship with the Controlling Shareholder

•	We have limited experience operating as a stand-alone public company.

•	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

•	We may not continue to receive the same level of support from our Controlling Shareholder.

•
Our agreements with our Controlling Shareholders or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition
agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.

•
We may have conflicts of interest with our Controlling Shareholders or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Risks Relating to the ADSs and Our Ordinary Shares

•
An active public market may not develop for the ADSs on the NYSE or our Class A ordinary shares on the
SGX-ST,
and you may not be able to resell the ADSs or Class A ordinary shares at or above the price you paid, or at all.

•	The trading price of the ADSs or Class A ordinary shares may be volatile, which could result in substantial losses to you.

•	The characteristics of the U.S. capital markets and the Singapore capital markets are different

•
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

Risks Relating to Doing Business in Mainland China and Hong Kong
The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations, and cause the ADSs to significantly decline in value or become worthless.
Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in Mainland China and in Hong Kong generally. The PRC government has significant authority to intervene or influence the Mainland China operations of an offshore holding company at any time, as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. We cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like us or that new policies will not be introduced to regulate our industry. The PRC government may also prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into business or to pay dividends. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business, and could result in a material adverse change to our business operations, including our Hong Kong operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. See also “—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”

Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.
We may be affected directly or indirectly by PRC laws and regulations. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.
New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our operations, including our Hong Kong operations. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the ADSs.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Greater China, with operations in and who performs audit operations of registrants in China, a jurisdiction where the PCAOB has been unable to fully conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB.
As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in Mainland China and Hong Kong, or as early as 2023 if proposed changes to the law are enacted. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCAA was signed into law on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In March 2022, the SEC issued its first list of issuers identified under the HFCAA indicating that the companies on the list are now formally subject to the delisting provisions if they remain on the list for three consecutive years.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for the ADSs will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, results of operations, and prospects.
On June 22, 2021, the U.S. Senate passed a bill, which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill, which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then the ADSs could be prohibited from trading in the United States as early as 2023.
We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.
We may be subject to a variety of cybersecurity, data privacy, data protection, and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and require us to incur increased costs and efforts to comply, and any breach or noncompliance may subject us to proceedings against us, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.
In some jurisdictions, including Mainland China where we do not have material operations, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, on December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and

Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before a foreign listing. Although our securities have been listed on the New York Stock Exchange, given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation have been issued by any authority and the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provides that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security. There is also no timetable as to when the Draft Data Security Regulations will be enacted. As such, it remains unclear whether the final version adopted in the future will have any further material changes, and it is uncertain how the draft regulations will be enacted, interpreted, or implemented and how they will affect us. It remains uncertain whether future regulatory changes in China would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by companies operating in Hong Kong like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we do not have any material operation in Mainland China. We have not collected, stored, or managed any personal information in Mainland China. As such, we currently do not expect the Cybersecurity Review Measures, the Draft Data Security Regulations or other recent regulations will have an impact on our business or results of operations, and we believe that we are compliant with the regulations and policies that have been issued by the CAC to date. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future. Cybersecurity review could result in disruption in our operations, negative publicity with respect to our company, and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to fines or other government sanctions and reputation damages. Therefore, potential cybersecurity review, if applicable to us, could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates previously scattered rules with respect to personal information rights and privacy protection and applies to the processing of personal information within China as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within China or for the analysis and assessment of acts of natural persons within China. Although as of the date of this annual report, we have not collected, stored, or managed any personal information in China, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.
If we were to be required to obtain any permission or approval from the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purports to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and implementation of the regulations remain unclear.
In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listings of China-based companies, cybersecurity and data privacy protection requirements and similar matters. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by PRC domestic companies. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. On December 27,

2021, the NDRC and the Ministry of Finance jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. The foregoing regulations are either recently issued or remain in draft form and there remain substantial uncertainties with respect to their interpretation and implementation.
We believe that we and our subsidiaries, to the extent applicable, have obtained the requisite licenses and approvals that are material for our operations in China as of the date of this annual report. Specifically, AMTD Capital Co., Ltd., or AMTD Capital, is a PRC company in which we currently hold 50.13% of equity interest. AMTD Capital is not a significant subsidiary pursuant to Rule
1-02(w)
of Regulation
S-X.
As of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in China. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our securities to foreign investors as of the date of this annual report, including permissions from the CSRC or CAC. However, if we expand our business operations into Mainland China through our AMTD SpiderNet ecosystem or it is otherwise subsequently determined that we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or Mainland China, it is uncertain whether we can and how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct securities issuance outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into or maintain our investment in Mainland China as foreign investments or accept foreign investments, or conduct securities issuance outside of the PRC may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.
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
You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

•	build and maintain a well-recognized and respected brand domestically and globally;

•	establish and expand our client base, win capital markets and advisory mandates, and increase our assets under management, or AUM;

•	maintain and enhance our relationships with our business partners;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and competitive landscape;

•	manage our future growth and business and geographic expansion;

•	ensure that the performance of our products and services meets client expectations;

•	maintain or improve our operational efficiency;

•	navigate a complex and evolving regulatory environment;

•	defend ourselves in any legal or regulatory actions against us;

•	enhance our technology infrastructure and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	identify operational system or infrastructure inefficiency or those of third parties, avoid and remedy operating errors as a result of human or system errors or other misconduct;

•	identify and address conflicts of interest;

•	manage our strategic investments (including but not limited to monitoring of market risks and operating performance of our investments and derivatives); and

•	identify, account for and appropriately manage our related party transactions.
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
The credit and financial markets have experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of the ADSs to be adversely affected.

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
However, the market for quality professional staff is increasingly competitive. We expect to face significant competition in hiring such personnel. Additionally, as we mature, current compensations scheme to attract employees may not be as effective as in the past. The intense competition may require us to offer more competitive compensation and other incentives to our talent, which could materially and adversely affect our financial condition and results of operations. As a result, we may find it difficult to retain and motivate these employees, and this could affect their decisions about whether or not they will continue to work for us. If we do not succeed in attracting, hiring and integrating quality professional staff, or retaining and motivating existing personnel, we may be unable to grow effectively.
We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.
We derived a significant portion of our revenue from our strategic investment business. Our dividend and gain related to disposed investment accounted for 8.3%, 15.3% and 12.4% of our total revenue for the years ended December 31, 2019, 2020, and 2021, respectively, and our net fair value changes on stock loan, derivative financial asset and financial assets at fair value through profit or loss accounted for 43.5%, 30.4% and 38.9% of our total revenue for the corresponding periods, respectively. Our strategic investment portfolio primarily consists of investments in equity and equity-linked securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.
We make strategic investments in financial and new economy sectors globally and are subject to concentration risks. Our investment portfolio may be concentrated in certain sectors, geographic regions, individual investments, or types of securities that may or may not be listed. As of the date of this annual report, we hold investments primarily under our strategic investment business. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition.
We also make strategic investments in the highly regulated banking sector in China. Any change in PRC laws, regulations, or policies may adversely affect our equity holding as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment. See also “Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless,” and “ Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”
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
Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investment and net fair value changes on investments and derivatives on our consolidated statements of profit or loss and other comprehensive income. For the years ended December 31, 2019, 2020, and 2021 dividend and gain related to disposed investment accounted for 8.3%, 15.3% and 12.4%, and net fair value changes on stock loan, derivative financial asset and financial assets at fair value through profit or loss accounted for 43.5%, 30.4% and 38.9% of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Technology has been one of our key sectors of focus and the fair value of our investments in technology companies may be subject to significant valuation fluctuations. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of December 31, 2021, the aggregate fair value of our strategic investment portfolio was HK$3.8 billion (US$0.5 billion). Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.
Our investments are subject to liquidity, concentration, regulatory, credit and other risks.
Our portfolio is concentrated in a limited number of portfolio companies, industries and/or sectors. As of December 31, 2021, our strategic investment portfolio reached an aggregate fair value of HK$3.8 billion (US$0.5 billion), of which our investment in the Hong Kong- and
Shenzhen-listed
Bank of Qingdao accounted for 28.1%, our investment in AMTD Digital Inc. accounted for 29.8% and our investment in AMTD Assets Alpha Group accounted for 12.8%. As a result, the aggregate returns we realize may be significantly affected adversely if any of these investments perform poorly or if we need to write down the value of any of these investments. Additionally, our investments are concentrated in relatively few industries or sectors. As a result, a downturn in any particular industry or sector in which we are invested, such as the banking sector that Bank of Qingdao operates in, the digital financial service, digital media, content, and marketing, and digital investment sectors that AMTD Digital Inc. operates in, and the hotel hospitality sector, property development and investment that AMTD Assets Alpha Group operates in could significantly impact the aggregate returns we realize and therefore materially and adversely affect our results of operations and financial condition.
As of December 31, 2021, our derivative financial asset amounted to HK$969.9 million (US$124.4 million), representing 25.8% of our strategic investment portfolio. We have entered into derivative contracts of “Upside Participation and Profit Distribution Agreements” with a counterparty in order to hedge against adverse movement in the share price of our investment in Bank of Qingdao. Consequently, the fair value of the derivative financial asset is inversely correlated to the movement in the share price of Bank of Qingdao and is subject to concentration risk. Moreover, there are no public markets for trading this kind of derivative contracts. We face liquidity risk in this regard. There is also credit risk associated with the counterparty’s ability to settle upon maturity of the derivative contracts.
Investments in private businesses involve a high degree of business and financial risk. Investments in private businesses, such as AMTD Digital Inc. and AMTD Assets Alpha Group are illiquid. We may have no or limited ability to dispose of these investments at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in a portfolio company, the proceeds of such liquidation could be significantly less than the current value thereof. Furthermore, there is generally no publicly available information about the companies in which we invest. If we are unable to identify all material information about these companies, among other factors, we may fail to receive the expected return on investment or lose some or all of the money invested in these companies. In addition, these businesses may have shorter operating histories, narrower product lines, smaller market shares and less experienced management than their larger competitors and may be more vulnerable to customer preferences, market conditions, and loss of key personnel, or economic downturns, which may adversely affect the return on, or the recovery of, investments in such businesses.
As of December 31, 2021, we held an approximate 4.9% interest in the Bank of Qingdao and expect it to be a long-term investment, and our founder also serves as a director of Bank of Qingdao. Given our significant stake in, and affiliation with, Bank of Qingdao, our investment in Bank of Qingdao is also subject to liquidity and concentration risk. There may not be a readily available market to sell the shares of Bank of Qingdao. We will need to gradually sell down our holdings subject to market conditions, if we want to liquidate our position in Bank of Qingdao. In addition, the banking sector in China is highly regulated and any change in PRC laws, regulations, or policies may adversely affect our holding in Bank of Qingdao as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment in Bank of Qingdao. Any adverse impact on our investment in Bank of Qingdao could materially and adversely affect our business, results of operations, and financial condition. See also “Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless,” and “Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”
A substantial portion of our revenue is derived from investment banking business, which is not long-term contracted source of revenue and is subject to intense competition, and declines in these engagements could materially and adversely affect our financial condition and results of operations.
We historically have earned a substantial portion of our revenue from fees and commissions paid by our investment banking clients, which usually are payable upon the successful completion of particular transactions. Revenue derived from our investment banking business accounted for 37.9%, 33.6% and 42.7% of our total revenue for the years ended December 31, 2019, 2020, and 2021, respectively. We expect that we will continue to rely on investment banking business for a substantial portion of our revenue for the foreseeable future, and a decline in our engagements could materially and adversely affect our financial condition and results of operations.
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
In addition, in acting as an underwriter in a securities offering, we may be subject to litigation, securities class action, claims, administrative penalties, regulatory sanctions, fines, or disciplinary actions, or may be otherwise legally liable in Hong Kong, Singapore, the United States, and other jurisdictions. Our reputation may be affected due to inadequate due diligence, fraud or misconduct committed by issuers or their agents or our staff, misstatements and omissions in disclosure documents, or other illegal or improper activities that occur during the course of the underwriting process, which may adversely affect our business, financial condition, and results of operations. Our investment banking business may also be affected by new rules and regulations, changes in the interpretation or enforcement of existing rules and regulations relating to the underwriting of securities offerings.
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
reviews and
off-site
monitoring to ascertain and supervise our business conduct and compliance with relevant regulatory requirements and to assess and monitor, among other things, our financial soundness. We, our directors, or our employees, may be subject to such regulatory inquiries and investigations from time to time, regardless of whether we are the target of such regulatory inquiries and investigations. If any misconduct is identified as a result of inquiries, reviews or investigations, the HKSFC may take disciplinary actions that would lead to revocation or suspension of licenses, public or private reprimand or imposition of pecuniary penalties against us, our responsible officers, licensed representatives, directors, or other officers. Any such disciplinary actions taken against us, our responsible officers, licensed representatives, directors, or other officers may have a material and adverse impact on our business operations and financial results. In addition, we will be subject to statutory secrecy obligations under the Securities and Futures Ordinance (Cap. 571) of Hong Kong whereby we may not be permitted to disclose details on any HKSFC inquiries, reviews or investigations, if any, without the consent of the HKSFC. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Disciplinary Power of the HKSFC.”
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
We are committed to providing new products and services in order to strengthen our market position in the financial services industry and client relationships. We expect to expand our product and service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. These activities expose us to new and challenging risks, including, but not limited to:

•	we may have insufficient experience or expertise in offering new products and services and dealing with inexperienced counterparties and clients may harm our reputation;

•	we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

•	we may be unable to provide clients with adequate levels of service for our new products and services;

•	our new products and services may not be accepted by our clients or meet our profitability expectations; and

•
our new products and services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted; and our internal information technology infrastructure may not be sufficient to support our product and service offerings.

If we are unable to achieve the expected results with respect to our offering of new products and services, our business, financial condition, and results of operations could be materially and adversely affected.
In addition, we also intend to further expand our business geographically through establishing branch offices or acquiring financial services licenses in key financial centers in the United States and other overseas markets, such as New York City. Operating business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business in United States and other overseas markets, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in these markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, especially financial regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.
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
Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, founder, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrong doing by any key member of our management team, board of directors or founder, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other “AMTD SpiderNet” stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.
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
We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date,
or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Although we have not experienced any material deficiencies or failure in our risk management and internal control systems and procedures since we commenced our current businesses in

2015 other than certain material weaknesses in our internal control over financial reporting identified as of December 31, 2019, which had been remediated in 2020, any such deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance.
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
Our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible to attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade, or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.
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
Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia.
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
Uncertainty surrounding the escalating conflict between Russia and Ukraine could negatively impact global and regional financial markets. Poor relations between the United States and Russia, sanctions by the United States and the European Union against Russia, and any escalation of political tensions or economic instability could increase the threat of armed conflict, cyberwarfare and economic instability that could further increase market volatility and uncertainty.
As a financial services firm with business exposure in Hong Kong and Mainland China and operation in Hong Kong, our businesses are materially affected by the financial markets and economic conditions in Hong Kong, Mainland China, and elsewhere in the world. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would materially and adversely affect the global economic conditions and the stability of global financial markets. Escalations of the tensions that affect trade relations may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.
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
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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
The recent outbreak of
COVID-19
has caused, and may continue to cause, companies in Hong Kong, Singapore, and Mainland China, including us and certain of our clients, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having contracted
COVID-19,
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
AMTD IDEA Group (formerly known as AMTD International Inc.) was incorporated in February 2019 as a wholly-owned subsidiary of our Controlling Shareholder. We have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in August 2019, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. After we became a stand-alone public company, our Controlling Shareholder has continued to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.
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
Prior to our establishment, the operations of our investment banking, asset management, and strategic investments businesses were carried out by companies owned or controlled by our Controlling Shareholder. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows that were directly attributable to our investment banking, asset management, and strategic investment businesses whether held or incurred by our Controlling Shareholder or by us. Only those assets and liabilities that are specifically identifiable to our businesses are included in our consolidated statements of financial position. With respect to costs of operations of the investment banking, asset management, and strategic investment businesses, an allocation of certain costs and expenses of our Controlling Shareholder were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues and actual usage metrics, among other things, attributable to us for all respective accounting periods. Since we entered into a transition services agreement with our Controlling Shareholder, we received administrative support, marketing and branding support, and other services from our Controlling Shareholder at a fixed cost of

HK$24 million per annum plus other actual costs incurred arising from the services rendered. We made numerous estimates, assumptions, and allocations in our historical financial statements because our Controlling Shareholder did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. Although our management believes the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position, and cash flows as if we operated as a stand-alone public company during the periods presented. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Our Controlling Shareholder” for our arrangements with our Controlling Shareholder and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone public company, we are gradually establishing our own financial, administrative, and other support systems to replace our Controlling Shareholder’s systems, the cost of which could be significantly different from cost allocation with our Controlling Shareholder for the same services. Therefore, you should not view our historical results as indicators of our future performance.
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
As of December 31, 2021, our Controlling Shareholder beneficially owned 45.4% of our outstanding ordinary shares, representing 95.1% of our total voting power. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.
While we are committed to adhering to internal rules and policies on related party transactions (e.g. related party transactions must be reported to our management and approved by the audit committee and the board of directors before they are entered into), the concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs or Class A ordinary shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•
Indemnification arrangements with our Controlling Shareholder
. We have entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our investment banking and asset management businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. There are no exceptions for such indemnities and such indemnifications relate to transactions that had taken place prior to, on and following, our restructuring and listing on the NYSE (as we and our Controlling Shareholder have obligations, based on the master transaction agreement, that continue after our listing on the NYSE). These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim. There is no limit on such amount of indemnity under the master transaction agreement.

•
Non-competition
arrangements with our Controlling Shareholder
. We have entered into a
non-competition
agreement under which our Controlling Shareholder agrees not to compete with us in our investment banking and asset management businesses that are both primarily targeting institutional and corporate clients, except for owning non-controlling
equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder in businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide investment banking and asset management products and services to our existing individual clients, and (ii) own non-controlling equity interests in any company competing with our Controlling Shareholder.

•
Employee recruiting and retention
. Because both we and our Controlling Shareholder are engaged in financial service-related businesses in Hong Kong, we may compete with our Controlling Shareholder in the hiring of new employees. We have entered into a non-competition
agreement and have a
non-solicitation
arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

•
Our board members or executive officers may have conflicts of interest
. Our chief executive officer, William Fung, is also the group vice president of our Controlling Shareholder. Our chief financial officer, Xavier Ho Sum Zee, is also the chief financial officer of our Controlling Shareholder. The chairman of our executive management committee is also the executive vice chairman and chairman of the executive management committee of our Controlling Shareholder. Two of our directors also serve as directors of our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

•
Sale of shares or assets in our company
. Upon expiration of the
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

•
Allocation of business opportunities
. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we have entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

•
Developing business relationships with our Controlling Shareholder’s competitors
. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other insurance brokerage companies. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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
Since the ADSs became listed on the NYSE on August 5, 2019, the trading price of the ADSs has ranged from US$2.2 to US$16.53. The trading prices of the ADSs or Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other U.S.- or Singapore-listed companies based in the Greater China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong- and Mainland China-based, U.S.-listed or Singapore-listed companies, which consequently may affect the trading performance of the ADSs or Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs or Class A ordinary shares.
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
The characteristics of the U.S. capital markets and the Singapore capital markets are different
The NYSE and
SGX-ST
have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of the ADSs and our Class A ordinary shares might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home exchange could materially and adversely affect the price of our Class A ordinary shares, and vice versa. Because of the different characteristics of the U.S. and Singapore equity markets, the historic market prices of the ADSs and our Class A ordinary shares may not be indicative of the performance of our securities going forward.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in Hong Kong, and substantially all of our assets are located in Hong Kong. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States or Singapore and most of their assets are located outside the United States or Singapore.
As a result, it may be difficult for a shareholder to effect service of process within the United States or Singapore upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
Judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.
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
Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we have 144,077,210 Class A ordinary shares, including 23,333,210 Class A ordinary shares represented by ADSs, and 233,526,979 Class B ordinary shares outstanding, respectively. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
Under our dual-class share structure, our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class B ordinary shares will be entitled to twenty votes per share, while holders of Class A ordinary shares will be entitled to one vote per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment, or disposition of any Class B ordinary shares by a holder thereof to any person other than our founder, Dr. Calvin Choi, or any other person or entity designated by Dr. Choi, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.
As of the date of this annual report, our Controlling Shareholder and Dr. Choi beneficially owned all of our issued and outstanding Class B ordinary shares. These Class B ordinary shares constitute approximately 43.5% of our total issued and outstanding ordinary shares and 95.8% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from the NYSE listing standards and the
SGX-ST
listing standards and as a “controlled” company we are permitted to rely on certain other exemptions from the NYSE listing standards; we are not generally subject to the continuing listing requirements of the
SGX-ST
and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the
SGX-ST;
these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE listing standards or
SGX-ST
listing standards.
As a Cayman Islands company and a “controlled” company listed on the NYSE and
SGX-ST,
we are subject to the NYSE listing standards and certain
SGX-ST
listing standards. However, we are not generally subject to the continuing listing requirements of the
SGX-ST
and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the
SGX-ST,
and the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country or a “controlled” company like us to rely on exemptions from the NYSE rules. Similarly, the
SGX-ST
generally relies on the NYSE to regulate our company. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards and the
SGX-ST
listing standards. Currently, we do not plan to

rely on home country practices with respect to our corporate governance, but instead we comply with the applicable corporate governance rules of the NYSE listing standards. Currently, we rely on the exemptions applicable to “controlled” companies under the NYSE Listed Company Manual with respect to the requirements that the compensation committee is composed entirely of independent directors (under Section 303A.05 of the NYSE Listed Company Manual). and we follow certain home country practices as a foreign private issuer such as with respect to the requirements of shareholder approval for certain types of transactions. Our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE listing standards applicable to U.S. domestic issuers or the
SGX-ST
listing standards applicable to Singapore domestic issuers or foreign issuers with a primary listing on the
SGX-ST.
There can be no assurance that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year. If we are a PFIC for any taxable year, United States investors in the ADSs or ordinary shares could be subject to significant adverse United States income tax consequences.
We will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, we do not believe we were a PFIC for 2021 and do not expect to be one for the foreseeable future.
While we do not expect to be a PFIC, there can be no assurance in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to our market capitalization, which is based on the market price of our ADSs or Class A ordinary shares from time to time (which may be volatile). The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive,
which may result in our being or becoming a PFIC in any single year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any single year.
If we are a PFIC in any taxable year, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of our ADSs or ordinary shares and on the receipt of distributions on our ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or our ordinary shares, there is uncertainty whether we will be treated as a PFIC for succeeding years during which such U.S. Holder holds our ADSs or our ordinary shares. For more information see “ Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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
We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Our management is and may continue to be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. In addition, we incur additional costs associated with our public company reporting requirements and it may be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.
In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

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
As part of the restructuring, in February 2019, AMTD International Inc. was incorporated under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder. In April 2019, we completed our restructuring and AMTD International Inc. became the holding company of our businesses. In March 2022, with the approval of our shareholders, we changed our company name from “AMTD International Inc.” to “AMTD IDEA Group.”
We are a holding company incorporated in the Cayman Islands and conduct our businesses through our subsidiaries in Hong Kong. See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of the date of this annual report.
On August 5, 2019, our ADSs commenced trading on the NYSE. We issued and sold a total of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares at an initial offering price of US$8.38 per ADS. Our ADSs are currently traded under the ticker symbol “AMTD.”

In December 2019, we issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) a convertible note due 2023, or the VP Note, in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, all in the form of private placement pursuant to an exemption from registration with the SEC under the Securities Act. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Dr. Calvin Choi, our founder. The VP Note bears interest at a rate of 2.00% per annum and will mature in June 2023, unless previously converted in accordance with its terms prior to such date. The VP Note will be convertible into the ADSs at the option of the holder, based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of VP Note (which is equivalent to an initial conversion price of approximately US$10.0560 per ADS) in integral multiples of US$10,000,000 principal amount, at any time after six months following the date of issuance and prior to the close of business on the second business day immediately preceding the maturity date, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate for the VP Note is subject to adjustment upon the occurrence of certain events. The VP Note has been converted in January 2022.
In March 2020, we listed a US$1.0 billion medium term note program, or the MTN Program, for a period of twelve months by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, we may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, we dual-listed the MTN Program on the
SGX-ST.
Later in the same month, we extended an invitation to holders of the US$200 million 7.625% senior perpetual securities of AMTD Group, or the Existing Securities, to offer exchange any and all of their outstanding Existing Securities for new securities, or the New Securities, to be issued by us under our MTN Program, or the Exchange Offer. In May 2020, we issued US$200 million 7.25% senior perpetual securities and S$50 million 4.5% senior perpetual securities. In October 2021, we redeemed perpetual securities with a principal amount of approximately S$11.2 million (US$8.3 million) as part of our active balance sheet management targeting for early repayment of outstanding exposures.
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
AMTD Capital Co., Ltd., or AMTD Capital, is our subsidiary headquartered in Hengqin, Zhuhai City. In March 2021, Airstar Digital, a subsidiary of Xiaomi Corporation, or Xiaomi, invested in AMTD Capital to own 49.87% of its shares.
Also in March 2021, we partnered with 36KR (Nasdaq: KRKR) and Xiaomi (SEHK:1810) to establish a new joint venture, AK73 Capital, to build a full lifecycle service platform for new economy enterprises. AK73 Capital aims to support and empower the new generation of new economy leaders to capitalize on the tremendous opportunities in dynamic global capital markets.
In September 2021, we repurchased approximately 69.1 million Class B ordinary shares from AMTD Group for HK$5 billion (US$0.6 billion).

Subsequent to December 31, 2021, we issued an aggregate of 8,411,214 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.
In January 2022, we proposed the change of company’s name from “AMTD International Inc.” to “AMTD IDEA Group” and we also announced that the ticker symbol for the Company’s ADSs would be changed to “AMTD” effective on January 31, 2022. AMTD IDEA Group’s name was approved and adopted by way of extraordinary general meeting of shareholders on March 1, 2022.
In February 2022, we acquired a total of 31,732,000 Class A ordinary shares and 24,202,000 Class B ordinary shares of AMTD Digital Inc., priced at US$17.75 per share, from certain of its shareholders, including our Controlling Shareholder, for a total consideration of approximately US$992.6 million (HK$7,742.2 million). We issued a total of 67,200,330 Class A ordinary shares and 51,253,702 Class B ordinary shares in settlement of the consideration payable for the acquisition. AMTD Digital Inc. is a comprehensive one-stop digital solutions platform in Asia and was a subsidiary of AMTD Group prior to the acquisition. AMTD Digital Inc. became our consolidated subsidiary as a result of the acquisition.
Also in January 2022, we entered into a definitive agreement to acquire 100% of the equity interest in L’Officiel Inc. SAS, a global fashion media holding group. We are currently negotiating with the counterparties to finalize the closing conditions and the transaction has yet to be closed as of the date of this annual report.
Our principal executive offices are located at 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong. Our telephone number at this address is +852 3163-3389. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman,
KY1-1111,
Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Our website is
https://www.amtdinc.com
. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at
https://www.sec.gov
that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview
We are a leading Hong Kong-headquartered comprehensive financial institution. We are one of the few independent financial institutions with extensive financial industry knowledge and experience across Greater China that is majority-owned and managed by local Hong Kong entrepreneurs and professionals. Our clientele includes PRC banks, privately-owned companies primarily in new economy sectors, and Asia-based families and blue-chip conglomerates, among others.
We operate a full-service platform encompassing three business lines: investment banking, asset management, and strategic investment.

•
Investment Banking
. We offer a broad range of investment banking services, including equity underwriting, debt underwriting, advisory (on credit rating, financing, and mergers and acquisitions transactions), securities brokerage, institutional sales and distribution, and research, among others.

•	Asset Management . We provide professional investment management and advisory services primarily to corporate and other institutional clients.

•
Strategic Investment
. We make long-term strategic investments focusing on global financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses and augment our “AMTD SpiderNet” ecosystem.

We align ourselves with clients, shareholders, business partners, and investee companies to build an ever-extending, inter-connected network that creates value for all stakeholders, or the “AMTD SpiderNet” ecosystem.

We believe that our “AMTD SpiderNet” ecosystem is the bedrock of our success. We actively help stakeholders in our ecosystem explore business collaboration opportunities among themselves and provide financial solutions or additional resources needed to facilitate such collaboration. This, in turn, results in enduring relationships within the network, and expand the network by attracting corporations, industry associations, and other institutions seeking business opportunities and efficient channels of resources. This unique “AMTD SpiderNet” ecosystem, coupled with our ability to provide innovative and bespoke solutions, is a key growth driver of our overall businesses.
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
Our Services
Investment Banking
Since October 2015, we have operated our investment banking business through one of our wholly-owned subsidiaries, AMTD Global Markets Limited, which is licensed by HKSFC to engage in certain activities regulated under the Securities and Futures Ordinance (Cap. 571) of Hong Kong, such as dealing in securities and future contracts, advising on securities and corporate finance, and providing asset management services. For further details, see “Item 4. Information on the Company—B. Business Overview—Regulation—Licensing Regime Under the HKSFO.” Under our investment banking business, we provide our clients with a full suite of corporate finance services, including underwriting equity and debt offerings, and advising on various financing and mergers and acquisitions transactions.
Our investment banking business provides a
one-stop
solution for corporate and other institutional clients, both benefiting from and enhancing the synergies within our “AMTD SpiderNet” ecosystem. To this end, we deliver our investment banking services with the following features.

•
Full service capabilities
. We offer our clients a full suite of services for capital markets transactions, covering equity and debt offerings, credit rating advisory, other financing transactions, and merger and acquisitions. Based on our full product coverage, we are able to serve clients and develop long-term relationships through multiple engagements.

•
Full value chain’s client focuses
. We focus on client needs and always strive to explore long-term business collaboration rather than completing individual transactions, because we recognize that our clients are the foundation of our “AMTD SpiderNet” ecosystem and our relationship with them is key to our sustainable development and success. Leveraging our strong client relationship and our unique “AMTD SpiderNet” ecosystem, we are able to create synergies and proactively develop innovative products and services based on specific client needs to be serviced by our own abilities or those of our partners in the “AMTD SpiderNet” ecosystem.

•
Industry expertise
. Our services are enriched by our experience and expertise in certain important industries, allowing us to better understand and anticipate clients’ circumstances and needs. We have particular expertise in the regional banks and new economy sectors.

•
Senior bankers’ participation
. In addition to managing and maintaining client relationships, our senior bankers and professionals also actively participate in client coverage and deal execution to ensure seamless execution and satisfactory client experience.

We derive underwriting commissions and financial advisory fees from our investment banking business. We generally charge fees and commissions based on a percentage of transaction value. This percentage is negotiated and determined by a number of factors including (i) the type of transaction, (ii) the size of the transaction, (iii) the complexity of the transaction, (iv) state of the market, and (v) client relationship dynamic.
Global Markets
We are licensed to provide underwriting services for equity and debt offerings in Hong Kong. Our underwriting capabilities have accelerated rapidly since October 2015.
We have built a solid track record and established our market position and brand recognition for issuers in Hong Kong, the United States, and the other international capital markets. From October 2015 when we commenced our investment banking business to March 31, 2022, we completed 80 equity offerings in Hong Kong, the United States, and Singapore, as an underwriter or financial advisor, with an aggregate transaction value of US$33.4 billion, including through the exercise of over-allotment options. During the same period, we also completed 145 debt offerings, with an aggregate transaction value of US$52 billion.
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
Our equity and debt product offerings are distributed through our sales and channels team. For further details, see “Our Services—Investment Banking—Sales and Channels.”
Financial Advisory and Execution
We advise on both public and private financing and mergers and acquisitions transactions, covering companies at all stages of developments and value chains. Many of our advisory services involve tailored solutions in which we leverage our experience and the strength of our “AMTD SpiderNet” ecosystem to propose unique and innovative structures. We are able to introduce quality investors through our sales and channels team and potential strategic investors through our “AMTD SpiderNet” ecosystem.
In conjunction with any financial advisory role, we advise on the capital structure and assist in long-term capital planning and liability rearrangement. We believe that providing financial advisory services to growth-stage clients allows us to build relationships with our clients at an early stage and paves the way for us to provide a variety of additional services with higher fee returns through global markets as our relationship with the client deepens and as the client’s business and financing needs evolve.

The following table sets forth a breakdown of our investment banking revenue by fee type for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Investment Banking Revenue
Underwriting commission and brokerage fee	403,574	88.5	165,473	44.0	29,052	3,725	4.9
Financial advisory fee	52,382	11.5	210,852	56.0	568,046	72,830	95.1

Total	455,956	100.0	376,325	100.0	597,098	76,555	100.0

Sales and Channels
We have an experienced sales and channels team, which supports product distribution activities across our businesses. The sales and channels function focuses on institutional clients and family offices and is an important element of our overall distribution capabilities. Our institutional sales team actively participates in our investment banking transactions by introducing institutional clients and Asian families to the various products that we offer, and provides institutional investors and family offices with value-added corporate access services. In addition, we also provide a comprehensive trading platform for clients to trade various types of products available on the market, such as equity, fixed income, and mutual fund instruments.
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
Asset Management
Through our asset management business, we provide professional investment management and advisory services primarily to regional banks, corporate and other institutional clients, and family offices. We help manage offshore liquidity for many of our China-based clients, allowing them to tap the flexibility and diversity of investment products available only in the offshore markets. Our goal in the asset management business is to produce superior risk-adjusted investment returns and provide investment solutions customized for our clients’ unique needs.
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
Our AUM decreased by 0.4% from HK$26.2 billion as of December 31, 2019 to HK$26.1 billion as of December 31, 2020 and was maintained at HK$26.1 billion (US$3.4 billion) as of December 31, 2021. As of December 31, 2021, 68.4% of the AUM was invested in fixed income products, 30.0% in equity products, and 1.6% in other products. 94.3% of the AUM was managed on behalf of corporate and other institutional clients, including banks, pension funds, insurance companies, and family offices, and 5.7% of the AUM was managed on behalf of individual client relationships, which are principally with high-net
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
The following table sets forth a breakdown of our asset management revenue by fee type for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Asset Management Revenue
Management fee and performance-based incentive fees	103,509	83.4	196,352	85.0	57,230	7,338	68.6
Brokerage, handling, and other fees	20,541	16.6	34,586	15.0	26,150	3,352	31.4

Total	124,050	100.0	230,938	100.0	83,380	10,690	100.0

Strategic Investment
We commenced our strategic investment business in 2015. Our strategic investment business focuses on long-term equity investments using our own capital. We view it as a natural extension of our other businesses, allowing us to deepen our relationship with clients by participating in their value creation and engaging them into the “AMTD SpiderNet.”
Investment Approach
We typically source investment opportunities identified through “AMTD SpiderNet,” and focus on investing in innovative digital platforms, financial technology companies, other new economy companies, and other financial institutions. Our buy-side
resources allow us to stay close to the market and provide early access to leading players in key industries that benefit from China’s globalization developments and rapid growth in innovation industry.

•
Leveraging “AMTD SpiderNet.”
We leverage “AMTD SpiderNet” throughout the investment process to source investments, evaluate opportunities, and provide value added solutions to the investees alongside the whole value chain of their businesses after our investment. Our portfolio companies are our strategic partners.

•
Value investment
. We focus on long-term value creation from our investment and how the investments can contribute to our stakeholder of the “AMTD SpiderNet,” rather than looking for short-term returns. Therefore, we do not trade our investments frequently in the secondary market for profit. We have not disposed of any portion of the strategic investments in our current portfolio since the acquisition.

•
Synergy with portfolio companies
. We have an experienced team for post-investment value creation. We have a board seat in most of our portfolio companies and we devote a lot of our resources to work closely with their management to advise on their strategy, capital markets plan, and support them in their execution process.

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
Investment Portfolio
As of December 31, 2021, our investment portfolio reached an aggregate fair value of HK$3.8 billion (US$0.5 billion), in which (i) our strategic investment in the Hong Kong- and
Shenzhen-listed
Bank of Qingdao accounted for 28.1%, (ii) derivative assets and our investment in other companies accounted for 42.1%, and (iii) our investment in AMTD Digital Inc. accounted for 29.8%.
Through investment in financial institutions with stable annual dividend distribution, we are able to connect more business partners in this sector, such as members of Regional Banks+ Strategic Cooperation Alliance.

The Regional Banks + Strategic Cooperation Alliance is a financial cooperation and communication platform as well as economic and social organization initiated by AMTD Group, and jointly established by four leading regional banks of China including Bank of Qingdao, Guangzhou Rural Commercial Bank, Jiangxi Bank and Zhongyuan Bank (arranged in alphabetical order). Rooted in China and embracing openness as well as inclusiveness, the Alliance includes major Chinese regional banks (including city commercial banks and rural commercial banks) and other strategically cooperated financial institutions and welcomes other similar global institutions and partners to join hands . The purpose of the Alliance is “Mutual Cooperation, Synergic Team-up, Innovated Developments”. Under the premise of complying with relevant laws and regulations as well as economic and financial policies, the Alliance operates with the principle of “Leading Innovation, Reciprocity, Fairness, Openness, and Independence”, empowers the traditional financial business to be promoted by fintech, develops the new model of fintech, smart finance, inclusive finance and green finance, as well as promotes the international innovation development and corporation models of the Alliance members.
Through the connection, we are able to provide the most efficient and effective professional financial solutions and promoting cooperation among them, which will in return contribute to our growth and create value through synergies.
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

For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.”
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

•	maintenance of proper records in accordance with the requirements prescribed under the Securities and Futures (Keeping of Records) Rules (Chapter 5710 of the Laws of Hong Kong);

•
maintenance of insurance against specific risks for specified amounts in accordance with the requirements under the Securities and Futures (Insurance) Rules (Chapter 571A1 of the Laws of Hong Kong); and

•
payment of annual fees and submission of annual returns to the HKSFC within one month after each anniversary date of the license; and implementation of appropriate policies and procedures relating to client acceptance, client due diligence, record keeping, identification, and reporting of suspicious transactions and staff screening, education, and training in accordance with the requirements under the Guideline on Anti-Money Laundering and Counter-Terrorist Financing issued by the HKSFC.

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
Disciplinary Power of the HKSFC
Under Part IX of the HKSFO and subject to the due process for exercising disciplinary powers laid down in section 198 of the HKSFO, the HKSFC may exercise any of the following disciplinary actions against a regulated person (including a licensed person or a registered institution) if that person is found to be guilty of misconduct or the HKSFC is of the opinion that a regulated person is not fit and proper to be or remain the same type of regulated person (sections 194 and 196 of the HKSFO):

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
Approval Criteria for a Responsible Officer
To be approved as a responsible officer, an SI must meet the following requirements:

•
he or she must be attached to a PI and have sufficient authority within the PI, and will be provided with sufficient, resources, and support for carrying out specified responsibilities in relation to the PI;

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
The Anti-Money Laundering Guideline provides practical guidance to assist licensed corporations and their senior management in designing and implementing their own anti-money laundering and counter-terrorist financing policies, procedures and controls in order to meet the relevant legal and regulatory requirements in Hong Kong. Under the Anti-Money Laundering Guideline, licensed corporations should, among other things:

•	take all reasonable measures to ensure that proper safeguards exist to mitigate the risks of money laundering and terrorism financing, or ML/TF, and to prevent a contravention of any requirement;

•	establish and implement adequate and appropriate anti-money laundering and counter-financing of terrorism systems;

•	consider the characteristics of the products and wits that it offers end the extent to which these are vulnerable to ML/TF abuse;

•	consider its delivery/distribution chattels end the testing to which these are vulnerable to ML/TF abuse;

•	when assessing the customer risk, consider who their customers are, when they do and any other information that may suggest the customer is of higher risk;

•
be vigilant where the customer is of such a legal form that enables individuals to divest themselves of ownership of property whilst retaining an element of control over it or the business/industrial sector to which a customer has business connections is more vulnerable to corruption;

•	consider risks inherent in the nature of the activity of the customer sold the possibility that the transaction may itself be a criminal transaction; and

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

Our Relationship with the Controlling Shareholder
As of the date of this annual report, our company is 50.6%-owned by our Controlling Shareholder, representing 88.2% of the total voting power in our company. Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenues and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company.
Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. We may also leverage our Controlling Shareholder to settle receivables or payables arising from acquisitions or disposals of investments. As of December 31, 2021, the amount due from entities within AMTD Group in connection with intra-group treasury fund allocation was HK$2.1 billion (US$275.0 million).
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
The service period under the transitional services agreement commenced on June 20, 2019 for a period of 18 months, and had been renewed for an additional 18 months subsequently on December 20, 2020.

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
Our principal executive offices are located on leased premises comprising approximately 18,260 square feet in Hong Kong as of December 31, 2021. Our principal executive offices are leased by our Controlling Shareholder from independent third parties. Our Controlling Shareholder shared with us part of its office space and certain office infrastructure, who plans to renew the lease from time to time as needed.
We intend to add new premises or expand our existing premises as we add employees and expand our organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
We received a comment letter from the staff of the SEC’s Division of Corporation Finance on September 23, 2021, November 18, 2021, January 13, 2022, and April 12, 2022, with respect to our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 28, 2021, requesting us to provide certain disclosures relating to, among others, our results of operations, our corporate structure, risks associated with our corporate structure and with having operations in China, risk associated with the delisting of our securities under the Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act permission that we are required to obtain from PRC authorities to operate and issue securities to foreign investors, cash and asset transfer within our organization and dividends and distributions made by us, and regulatory development in China.
We filed responses on October 19, 2021, November 24, 2021, January 14, 2022 and April 14, 2022 and we are awaiting the SEC’s response. As of the date of this annual report, we have not received confirmation from the staff of the Division of Corporation Finance of the SEC that its review process relating to our annual report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Commission on April 28, 2021 has been completed. If we receive additional comments from the staff, we intend to resolve such additional comments promptly.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form
20-F.
This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

A.	Operating Results
In 2019, 2020, and 2021, we derived total revenue of HK$1.2 billion, HK$1.1 billion and HK$1.4 billion (US$179.2 million), respectively, and derived total comprehensive income of HK$830.9 million, HK$1.1 billion and HK$1.2 billion (US$156.7 million), respectively.
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

	For the Year Ended December 31,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	580,006	48.2	607,263	54.3	680,478	87,245	48.7
Dividend and gain related to disposed investments	100,552	8.3	171,027	15.3	173,823	22,286	12.4
Net fair value changes on financial assets at FVTPL, stock loan and derivatives	523,616	43.5	340,250	30.4	543,543	69,689	38.9

Total	1,204,174	100.0	1,118,540	100.0	1,397,844	179,220	100.0

Fee and commission income
The following table sets forth a breakdown of our fee and commission income in absolute amount and as a percentage of total fee and commission income for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Fee and Commission Income
Investment banking fees and commissions	455,956	78.6	376,325	62.0	597,098	76,555	87.7
Asset management fees and other income	124,050	21.4	230,938	38.0	83,380	10,690	12.3

Total	580,006	100.0	607,263	100.0	680,478	87,245	100.0

We derive fee and commission income from two business lines: investment banking and asset management. Investment banking business represents the primary source of our fee and commission income, which we earn primarily from (i) underwriting IPOs and bond offerings, (ii) advising on private financing, (iii) mergers and acquisitions transactions, and (iv) financial advisory services in relation to equity or bond disposals. We also derive asset management fees and other income from asset management business.
We charge asset management fees on a
client-by-client
basis with reference to the size of AUM. The following table sets forth the rollforward of our AUM for the periods presented.

	For the Year Ended December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
AUM
Balance at the beginning of the period	18,263,267	26,199,526	26,097,459	3,346,000
Net change in clients’ portfolio (1)	7,936,259	(102,067)	(1,849)	(237)

Balance at the end of the period	26,199,526	26,097,459	26,095,610	3,345,763

Note:

(1)	Net change in clients’ portfolio represents net deposit of clients’ cash and stock and net balance of dividend and coupon received, fee charges, and fair value change of clients’ portfolio.
The following table sets forth the weighted average asset management fee rates for the periods presented.

	For the Year Ended December 31,
	2019	2020	2021
Weighted Average Asset Management Fee Rate (1)	0.55%	0.88%	0.32%

Note:

(1)
Calculated by dividing total asset management fee income for the period by average AUM for the corresponding period, which is in turn calculated by dividing the sum of AUM at the beginning and end of the relevant period by two.

The weighted average asset management fee rate increased from 0.55% in 2019 to 0.88% in 2020, primarily due to change in product mix and improvement in return. The weighted average asset management fee rate decreased from 0.88% in 2020 to 0.32% in 2021, primarily due to the fluctuation in the capital markets, which reflected the competitive fee rates we decided to charge over time.

Dividend and gain related to disposed investment
We make equity investments with our own capital in companies of our strategic choice. Our dividend and gain related to disposed investment in 2019 solely consisted of dividend attributable to our equity holdings in Bank of Qingdao. Our dividend and gain related to disposed investment in 2020 and 2021 consisted of various strategic and financial investments.
Net fair value changes on investments and derivatives
We record net fair value changes on financial assets at fair value through profit or loss and derivative investments with respect to our strategic investments, which primarily include equity investments in both public and private companies. For a discussion of fair value measurement of our financial assets, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Critical Accounting Estimates—Fair value of unlisted equity investments and derivatives financial assets.”
Other income
Other income consists of (i) bank interest income, (ii) interest income from Controlling shareholder, and (iii) other non-recurring
miscellaneous income.
Other operating expenses
Our other operating expenses consist of (i) marketing and brand promotional expenses relating to brand building and promotion, (ii) premises costs and office utilities, (iii) traveling and business development expenses , (iv) commissions paid to asset management sales personnel and bank charges, (v) administrative service fee, and office and maintenance expenses, (vi) professional and consulting fees for business development, (vii) staff welfare and recruitment expenses, (viii) professional indemnity expenses, and (ix) other miscellaneous expenses.
The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of total operating expenses for the periods presented.

	For the Year Ended December 31,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Other Operating Expenses
Marketing and brand promotional expenses	12,904	11.3	5,697	5.5	598	77	0.7
Premises costs and office utilities	21,118	18.4	20,846	20.1	22,048	2,827	26.3
Traveling and business development expenses	19,363	16.9	5,636	5.4	3,747	480	4.5
Commissions and bank charges	2,307	2.0	1,957	1.9	1,308	168	1.6
Administrative service fee, and office and maintenance expenses	13,431	11.7	24,505	23.6	24,385	3,126	29.1
Legal and professional fees	23,179	20.2	36,315	35.0	24,663	3,162	29.4
Staff welfare and staff recruitment expenses	2,472	2.2	1,224	1.2	2,322	298	2.8
Stamp duty	2,116	1.8	—	—	—	—	—
Others	17,807	15.5	7,543	7.3	4,723	606	5.6

Total	114,697	100.0	103,723	100.0	83,794	10,744	100.0

Staff costs
Staff costs consist of employee salaries, bonuses, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Staff Costs
Salaries and bonuses	93,704	93,661	94,776	12,151
Pension scheme contributions (defined contribution schemes)	903	749	810	104

Total	94,607	94,410	95,586	12,255

Finance costs
Finance costs represent our interest expenses on our margin loans payable, convertible bond and bank borrowings.
Seasonality
Our results of operations are subject to fluctuations due to the nature of investment banking and asset management businesses. Seasonality of our business was not apparent historically.
Taxation
We had income tax expense of HK$158.4 million, income tax credit of HK$137.5 million and income tax expense of HK$109.3 million (US$14.0 million) for the years ended December 31, 2019, 2020, and 2021, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.
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
For more information on tax regulations, see “Item 10. Additional Information—E. Taxation.”
Critical Accounting Estimates
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
The following descriptions of critical judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Some of our significant accounting policies as disclosed in note 2.4 of consolidated financial statements require critical accounting estimates and judgements. We have identified and described the critical accounting estimates in the following section.
Fair value of unlisted equity investments and derivatives financial assets
Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety. The type and level of judgment required is dependent on the amount of observable market-based data available to the Company. For instruments valued using valuation models and techniques that use significant unobservable inputs and are therefore classified within level 3 of the fair value hierarchy, judgments used to estimate fair value are more significant than those required when estimating the fair value of instruments classified within levels 1 and 2.
In determining the estimate of fair value for an instrument within level 3, the management firstly determines the appropriate and reasonable valuation model and technique to use. Second, the lack of availability of market-based
data requires management to assess relevant empirical data in deriving valuation inputs with significant judgements and assumption. Details of the significant unobservable inputs used in the level 3 valuation are presented in note 29 “Fair Value and Fair Value Hierarchy of Financial Instruments” in the consolidated financial statements.
Estimation of unobservable market inputs or other factors can affect the amount of gain or loss recorded in the reporting period and the amount of the position as at year end. The Company believes the estimates applied to be based on reasonable assumptions, but which are inherently uncertain. As a result, actual results may differ from the assumptions and judgments used to determine fair value of the financial instruments acquired. Changes in these estimates and assumptions and valuation model or techniques may have a material effect on our financial condition and results of operations. Details of the sensitivity of fair value of the level 3 instruments to the significant unobservable inputs are presented in note 29 “Fair Value and Fair Value Hierarchy of Financial Instruments” in the consolidated financial statements.
Deferred taxation on investments
Significant judgments on the tax treatment of unrealized gain on investments under the strategic investment segment are required in determining current and deferred tax provisions. Our intentions have always been to hold these investments for capital appreciation, however there is uncertainty on whether it is probable that the unrealized gain can be treated as capital in nature and not assessable for profits tax under the relevant tax laws. As such, deferred tax provisions have been recorded under certain circumstances. These investments have also been classified as current assets accordingly for the respective periods. We carried out periodical review based on the internal policy and re-evaluated the classification of these investments and recognition of the relevant tax treatment. In cases where changes in facts and circumstances, a material further recognition or reversal of current and/or deferred tax liabilities may arise, which would be recognized in profit or loss for the period in which such further recognition or reversal takes place.
Inflation
To date, inflation in Hong Kong has not materially affected our results of operations. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2019, 2020, and 2021 were increases of 2.9%, 0.3%, and 2.4%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Hong Kong experiences higher rates of inflation in the future.
Results of Operations

	For the Year Ended December 31,
	2019		2020		2021
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Fee and commission income	580,006	48.2	607,263	54.3	680,478	87,245	48.7
Dividend and gain related to disposed investments	100,552	8.3	171,027	15.3	173,823	22,286	12.4

Sub-total	680,558	56.5	778,290	69.6	854,301	109,531	61.1
Net fair value changes on investments, stock loan and derivatives	523,616	43.5	340,250	30.4	543,543	69,689	38.9

Total revenue	1,204,174	100.0	1,118,540	100.0	1,397,844	179,220	100.0
Other income	22,090	1.8	111,867	10.0	125,538	16,095	9.0
Impairment loss under expected credit loss made on financial assets	—	—	(17,109)	(1.5)	—	—	—
Other operating expenses	(114,697)	(9.5)	(103,723)	(9.3)	(83,794)	(10,743)	(6.0)
Staff costs	(94,607)	(7.8)	(94,410)	(8.5)	(95,586)	(12,255)	(6.8)
Finance costs	(27,706)	(2.3)	(21,510)	(1.9)	(12,826)	(1,644)	(0.9)
Net fair value changes on derivative financial liability	—	—	7,765	0.7	—	—	—

Profit before tax	989,254	82.2	1,001,420	89.5	1,331,176	170,673	95.3
Income tax (expense)/credit	(158,350)	(13.2)	137,541	12.3	(109,295)	(14,013)	(7.8)

Profit for the year	830,904	69.0	1,138,961	101.8	1,221,881	156,660	87.5

Segment Information
We report our results of operations in three reportable segments: investment banking, asset management, and strategic investment, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Investment Banking
Segment revenue	455,956	376,325	597,098	76,555
Segment results (1)	413,354	339,933	580,773	74,462
Asset Management
Segment revenue	124,050	230,938	83,380	10,690
Segment results (1)	109,182	225,338	77,731	9,966
Strategic Investment
Segment revenue	624,168	511,277	717,367	91,975
Segment results (1)	624,168	511,277	717,367	91,975

Total segment results	1,146,704	1,076,548	1,375,871	176,403

Note:

(1)	The segment results represent segment revenue that excludes (i) unallocated corporate and other expenses, (ii) unallocated finance costs, and (iii) unallocated other income.
For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2019, 2020, and 2021.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
Fee and commission income
. Our fee and commission income increased by 12.1% from HK$607.3 million in 2020 to HK$680.5 million (US$87.2 million) in 2021, primarily due to:

•
Investment banking segment
. Our fee and commission income from the investment banking segment increased by 58.7% from HK$376.3 million in 2020 to HK$597.1 million (US$76.6 million) in 2021, primarily due to our successful branching out to secondary markets as well as the maintenance of our core strengths to capture opportunities in the primary markets.

•
Asset management segment
. Our fee and commission income from the asset management segment decreased by 63.9% from HK$230.9 million in 2020 to HK$83.4 million (US$10.7 million) in 2021, primarily due to the expiration of existing asset management agreement and our offering of more competitive fee rates in the middle of difficult market condition, globally.

Dividend and gain related to disposed investments
. Our dividend and gain related to disposed investment increased by 1.6% from HK$171.0 million in 2020 to HK$173.8 million (US$22.3 million) in 2021, primarily due to an increase in net gain from disposal of financial instruments .
Net fair value changes on investments, stock loan and derivatives
. The net fair value gain amounted to HK$543.5 million (US$69.7 million) in 2021, representing an increase of 59.7% as compared to 2020, primarily due to an increase in the fair value of our investment portfolio partially offset by a reduction in derivative financial assets. The net fair value gain arising from investments in equity securities of related parties were HK$545.2 million (US$69.9 million) and HK$336.4 million for the years ended December 31, 2021 and 2020, respectively.

Other income
Our other income increased by 12.2% from HK$111.9 million in 2020 to HK$125.5 million (US$16.1 million) in 2021, primarily attributable to an increase in the net average outstanding balance due from our immediate holding company, which was interest bearing.
Other operating expenses
Our other operating expenses decreased by 19.2% from HK$103.7 million in 2020 to HK$83.8 million (US$10.7 million) in 2021, primarily due to (i) a decrease in professional and consulting fees of HK$11.7 million (US$1.5 million), and (ii) a decrease of an aggregate of HK$7.0 million (US$0.9 million) in marketing and brand promotion expenses as well as traveling and business development expenses as a result of the persisting pandemic situation.
Staff costs
Our staff costs remained stable from HK$94.4 million in 2020 to HK$95.6 million (US$12.3 million) in 2021.
Finance costs
Our finance costs decreased by 40.4% from HK$21.5 million in 2020 to HK$12.8 million (US$1.6 million) in 2021, primarily due to the active liability management effected to proactively reduce the gearing ahead of maturities to continuously improve our financial metrics.
Income tax (expense)/credit
Income tax credit of HK$137.5 million and income tax expense of HK$109.3 million (US$14.0 million) were recorded for 2020 and 2021, respectively. The change was primarily due to a reversal of deferred tax liability of HK$242.9 million provided on fair value changes of certain investments in prior period, which were considered to be capital gains in nature and therefore not subject to profits tax.
Profit for the year
As a result of the foregoing, our profit increased by 7.3% from HK$1,139.0 million in 2020 to HK$1,221.9 million (US$156.7 million) in 2021.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
Fee and commission income
. Our fee and commission income increased by 4.7% from HK$580.0 million in 2019 to HK$607.3 million in 2020, primarily due to:

•
Investment banking segment
. Our fee and commission income from the investment banking segment decreased by 17.5% from HK$456.0 million in 2019 to HK$376.3 million in 2020, primarily due to a decrease in our fees and commissions for (i) equity offerings and financial advisory services, and (ii) debt capital market deals.

•
Asset management segment
. Our fee and commission income from the asset management segment increased by 86.1% from HK$124.1 million in 2019 to HK$230.9 million in 2020, primarily due to an increase in fee income attributable to new institutional clients and related performance fee charged.

Dividend and gain related to disposed investment
. Our dividend and gain related to disposed investment increased by 70.0% from HK$100.6 million in 2019 to HK$171.0 million in 2020, primarily due to increase in net gain from disposed investment contributed by disposal of an equity linked note with a gain of HK$82.9 million in 2020.
Net fair value changes on investment and derivative
. The net fair value gain amounted to HK$340.3 million in 2020, representing a decrease of 35.0% as compared to 2019, primarily due to the fluctuation in the fair value of strategic investment portfolio primarily driven by the market condition and the business development of the portfolio companies. The net fair value gain arising from investments in equity securities of related parties were HK$336.4 million for the year ended December 31, 2020.
Other income
Our other income increased by 406.4% from HK$22.1 million in 2019 to HK$111.9 million in 2020, primarily attributable to the increase in interest income earned from our Controlling Shareholder. Starting from August 5, 2019 when our ADSs became listed on the NYSE, we charged an interest of 2% per annum on the net outstanding balance of advances to our Controlling Shareholder pursuant to the intercompany financing agreement. The increase in the average outstanding balance and the full year effect have resulted in the significant increase in interest income from our Controlling Shareholder of HK$83.6 million in 2020.
Impairment loss under expected credit loss made on accounts receivable
Our impairment loss allowance on accounts receivable increased from nil in 2019 to HK$17.1 million in 2020, primarily due to write off on receivables with gross amount of HK$17.1 million arising from investment banking services without realistic prospect of recovery.
Other operating expenses
Our other operating expenses decreased by 9.6% from HK$114.7 million in 2019 to HK$103.7 million in 2020, primarily due to a decrease in net foreign exchange differences of HK$9.4 million and traveling and business development expenses of HK$13.7 million, and offset by an increase in administrative service fee of HK$12.3 million.
Income tax (expense)/credit
Income tax expense of HK$158.4 million and income tax credit of HK$137.5 million were recorded for 2019 and 2020, respectively. The change was primarily due to reversal of deferred tax liability provided on fair value changes of certain investments which are concluded to be capital gains in nature and therefore not subject to profits tax charge.
Profit for the year
As a result of the foregoing, our profit increased by 37.1% from HK$830.9 million in 2019 to HK$1,139.0 million in 2020.

Selected Items on the Consolidated Statements of Financial Position
The following table sets forth certain selected consolidated statements of financial position data as of the dates indicated:

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Assets:
Accounts receivable	346,380	77,350	86,515	11,092
Due from immediate holding company	2,921,839	6,477,266	2,144,975	275,011
Financial assets at fair value through profit or loss—current	1,572,698	62,520	—	—
Stock loan—current	1,200,980	—	—	—
Financial assets at fair value through profit or loss—non-current	—	1,315,337	2,574,696	330,106
Stock loan—non-current	—	878,483	211,331	27,095
Derivative financial asset	1,165,220	1,023,903	969,895	124,352
Total assets	8,270,693	10,526,291	6,686,838	857,331

Liabilities and Equity:
Accounts payable	492,039	201,986	155,021	19,875
Margin loans payable	317,722	—	—	—
Bank borrowings	—	232,280	388,871	49,857
Total liabilities	1,442,198	802,115	897,965	115,129
Perpetual securities	—	1,834,685	1,771,043	227,068
Total equity	6,828,495	9,724,176	5,788,873	742,202
Total liabilities and equity	8,270,693	10,526,291	6,686,838	857,331
Accounts receivable
Our accounts receivable consists of (i) receivable from investment banking services, (ii) receivable from brokers and clearing house, and (iii) clients’ receivables. The following table sets forth a breakdown of our accounts receivable as of the dates indicated.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Accounts receivable:
Receivable from investment banking services	66,740	21,977	54,764	7,021
Receivable from brokers and clearing house	261,330	19,864	21,406	2,745
Clients’ receivables	18,310	35,509	10,345	1,326

Total	346,380	77,350	86,515	11,092

Our accounts receivable increased by 11.8% from HK$77.4 million as of December 31, 2020 to HK$86.5 million (US$11.1 million) as of December 31, 2021, primarily due to an increase in receivable from new businesses generated in investment banking services.
Our accounts receivable decreased significantly by 77.7% from HK$346.4 million as of December 31, 2019 to HK$77.4 million as of December 31, 2020, primarily due to a decrease in receivable from brokers and clearing house of HK$241.5 million, which in turn was primarily attributable to the fluctuation in the unsettled trade transactions near the year end from HK$257.2 million as of December 31, 2019 to HK$0.1 million as of December 31, 2020.
The settlement terms of our accounts receivable varied depending on the type of accounts receivable. The normal settlement terms of receivable from our investment banking services were specific terms ranging from due upon receipt to 120 days, which were mutually agreed between the contracting parties. Receivable from investment banking services did not bear interest. The normal settlement terms of our clients’ receivable and receivable from brokers and clearing house relating to asset management services were either two days after trade date or at specific terms agreed with brokers and clearing house. Overdue clients’ receivable was interest bearing.
The following table sets forth an aging analysis of accounts receivable as of the dates indicated, based on the invoice date, net of loss allowance.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Not yet due	294,542	67,241	74,048	9,494
Past due
– Within 1 month	41,032	7,797	54	7
– 1 to 3 months	5,232	221	5,166	662
– Over 3 months	5,574	2,091	7,247	929

Total	346,380	77,350	86,515	11,092

Our accounts receivable not yet past due increased by 10.1% from HK$67.2 million as of December 31, 2020 to HK$74.0 million (US$9.5 million) as of December 31, 2021, primarily attributable to investment banking services completed close to the year end. The decrease in accounts receivable past due within 1 month was primarily due to settlement of clients’ receivables of HK$7.7 million (US$993 thousand) in 2021. The increases in accounts receivable past due 1 to 3 months, and over 3 months were primarily due to increase in outstanding balances from certain asset management clients and investment banking services of HK$8.9 million (US$1.1 million) as of December 31, 2021.
Our accounts receivable not yet past due decreased significantly by 77.2% from HK$294.5 million as of December 31, 2019 to HK$67.2 million as of December 31, 2020, primarily attributable to the fluctuation in the unsettled trade transactions near the year end. The corresponding accounts receivable from brokers and clearing house decreased from HK$261.3 million as of December 31, 2019 to HK$19.9 million as of December 31, 2020. The decreases in accounts receivable past due within 1 month, 1 to 3 months, and over 3 months were primarily due to the settlement of outstanding balances of receivable from investment banking services of HK$45.9 million in 2020.
Due from immediate holding company
Balances with immediate holding company were primarily attributable to inter-company fund transfers carried out among the entities within AMTD Group as part of the central treasury function. On August 5, 2019, we entered into an intercompany financing agreement with our immediate holding company. Any intercompany receivables and payables balances with the immediate holding company and other subsidiaries of AMTD Group would be settled on a net basis and the net balance bears an interest at 2% per annum. Our treasury function was conducted centrally under AMTD Group. The amount of our due from immediate holding company decreased from HK$6.5 billion as of December 31, 2020 to HK$2.1 billion (US$0.3 billion) as of December 31, 2021, primarily due to the net effect of the followings (i) the share repurchase transactions amounting to HK$5.0 billion

(US$0.6 billion), (ii) the purchase transactions of financial assets at fair value through profit or loss amounting to HK$174.7 million (US$22.4 million), (iii) interest income amounting to HK$116.0 million (US$14.9 million), (iv) advances to immediate holding company amounting to HK$348.7 million (US$44.7 million), and (v) the disposal transaction of financial assets at fair value through profit or loss amounting to HK$377.7 million (US$48.4 million). The amount due from immediate holding company increased from HK$2.9 billion as of December 31, 2019 to HK$6.5 billion as of December 31, 2020 primarily due to advances to immediate holding company amounting to HK$3.6 billion (US$0.5 billion).
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss primarily consist of (i) listed equity shares at quoted prices, (ii) unlisted equity shares, and (iii) unlisted equity linked note, all of which are related to our strategic investment business.
Our financial assets at fair value through profit or loss increased from HK$1.4 billion as of December 31, 2020 to HK$2.6 billion (US$0.3 billion) as of December 31, 2021, primarily attributable to (i) a net appreciation in value of HK$0.7 billion (US$85.1 million), (ii) additional investments of HK$0.8 billion (US$100.7 million) made in 2021, and (iii) disposal of investments of HK$0.3 billion (US$32.4 million) in 2021.
Our financial assets at fair value through profit or loss decreased from HK$1.6 billion as of December 31, 2019 to HK$1.4 billion as of December 31, 2020, primarily attributable to (i) partial disposal of investment in Bank of Qingdao of HK$972.2 million, (ii) additional investments of HK$592.0 million made in 2020, and (iii) net appreciation in value of HK$187.7 million in 2020.
During the year ended December 31, 2020, we carried out periodical review based on the internal policy and re-evaluated
the classification of the investments. With the passage of time, we demonstrated our intention to hold these investments for long-term capital appreciation and hence re-classified
the investments as
non-current
assets.
Stock loan
Our stock loan mainly represents listed equity securities that we lent to a former shareholder of our Controlling Shareholder, in connection with relevant stock borrowing and lending arrangements. The fair value of our stock loan decreased by 75.9% from HK$878.5 million as of December 31, 2020 to HK$211.3 million (US$27.1 million) as of December 31, 2021, primarily due to the settlement of stock loan from our related parties amounting to HK$631.4 million (US$80.9 million).
The fair value of our stock loan decreased by 26.9% from HK$1.2 billion as of December 31, 2019 to HK$878.5 million as of December 31, 2020, primarily due to depreciation in value of the loaned stocks.
During the year ended December 31, 2020, we carried out periodical review based on the internal policy and re-evaluated
the classification of the investments. With the passage of time, we demonstrated our intention to hold the stock loan for long term capital appreciation and hence re-classified
the stock loan as
non-current
assets.
Derivative financial asset
Our derivative financial asset represented the derivative contracts of “Upside Participation and Profit Distribution Agreements” entered into with a counterparty in order to hedge against adverse movement in the share price of our investments in listed shares. The fair value of our derivative financial asset decreased by 5.3% from HK$1,023.9 million as of December 31, 2020 to HK$969.9 million (US$124.4 million) as of December 31, 2021, primarily due to price movement of the underlying listed shares.

Our derivative financial asset decreased by 12.1% from HK$1,165.2 million as of December 31, 2019 to HK$1,023.9 million as of December 31, 2020, primarily due to price movement of the underlying listed shares.
Accounts payable
Our accounts payable consists of (i) clients’ payables arising from brokerage business, (ii) payables to clearing house and brokers, and (iii) clients’ monies held on trust. The following table sets forth a breakdown of our accounts payable as of the dates indicated.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Accounts payable:
Clients’ payables	256,423	138	147	19
Payables to clearing house and brokers	9,063	1,312	8,590	1,101
Clients’ monies held on trust	226,553	200,536	146,284	18,755

Total	492,039	201,986	155,021	19,875

Our accounts payable decreased by 23.3% from HK$202.0 million as of December 31, 2020 to HK$155.0 million (US$19.9 million) as of December 31, 2021, primarily due to a decrease in the amount of clients’ money held on trust. Our accounts payable decreased significantly by 58.9% from HK$492.0 million as of December 31, 2019 to HK$202.0 million as of December 31, 2020, primarily due to a significant decrease in clients’ payable for HK$256.3 million, which was in turn primarily attributable to the fluctuation in the trade volume near the year end.
Payables to clearing house and brokers, and clients’ payable arising from assets management business were repayable two days after trade date or at pre-agreed
specified terms. The following table sets forth an aging analysis of accounts payable as of the dates indicated.

	As of December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Within 1 month	265,486	1,450	155,021	19,875
Repayable on demand	226,553	200,536	—	—

Total	492,039	201,986	155,021	19,875

Our accounts payable aged within 1 month increased by 107 times from HK$1.5 million as of December 31, 2020 to HK155.0 million (US$19.9 million) as of December 31, 2021, primarily attributable to an increase in pending trades at the year end. Our accounts payable aged within 1 month decreased significantly by 99.5% from HK$265.5 million as of December 31, 2019 to HK$1.5 million as of December 31, 2020, attributable to the fluctuation in the unsettled trade transactions near the year end.
Our accounts payable repayable on demand decreased by 100% from HK$200.5 million as of December 31, 2020 to nil as of December 31, 2021, primarily attributable to a decrease in the amount of client’s money held on trust. Our accounts payable repayable on demand decreased slightly by 11.5% from HK$226.6 million as of December 31, 2019 to HK$200.5 million as of December 31, 2020, primarily attributable to decrease in clients’ monies held on trust under custody arising from the asset management and other business, from HK$225.4 million as of December 31, 2019 to HK$194.9 million as of December 31, 2020.

Margin loans payable
Margin loans payable were fully repaid during the year ended December 31, 2020. Margin loans payable was interest-bearing at a rate of 6.625% per annum and secured by our financial assets at fair value through profit or loss as of December 31, 2019.
Bank borrowings
Bank borrowings were unsecured, repayable in one year or on demand and bore an average interest rate of 2.1% per annum. Our total bank borrowing facilities was US$50.0 million (equivalent to HK$389.8 million) as of December 31, 2021, of which HK$388.9 million were utilized. Our total bank borrowing facilities was US$30 million (equivalent to HK$232.6 million) as of December 31, 2020, of which HK$232.3 million were utilized.
Perpetual securities
As at December 31, 2021, the total amount of active perpetual securities were US$200 million and S$38.8 million.
During the year ended December 31, 2020, we have issued US$200 million (equivalent to HK$1.6 billion) and SG$50 million (equivalent to HK$272.9 million) perpetual securities at an initial distribution rates of 7.25% and 4.5% per annum, respectively.

C.	Liquidity and Capital Resources
Our principal sources of liquidity to finance our operating and investing activities have been issuances of equity and equity-linked securities in our initial public offering and private placements, and perpetual securities and bank borrowings, as well as net cash provided by operating activities. As of December 31, 2021, we had HK$526.2 million (US$67.5 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and general bank balances excluding segregated clients’ bank account balances, which are unrestricted for withdrawal or use. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.
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
In May 2020, we issued US$200 million 7.25% senior perpetual securities and S$50 million 4.5% senior perpetual securities. In October 2021, we redeemed perpetual securities with a principal amount of approximately S$11.2 million (US$8.3 million) as part of our active balance sheet management targeting for early repayment of outstanding exposures.
In September 2020, we obtained a US$30 million banking facility and have drawn down the loans. In December 2021, we obtained an additional US$20 million banking facility and have drawn down the loan.

Subsequent to December 31, 2021, we issued an aggregate of 8,411,214 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.
Cash Flows
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	709,500	1,993,977	434,760	55,741
Net cash used in investing activities	(2,957,940)	(3,581,341)	(358,669)	(45,986)
Net cash (used in)/generated from financing activities	2,888,015	1,274,407	(6,660)	(854)

Net increase/(decrease) in cash and cash equivalents	639,575	(312,957)	69,431	8,901
Cash and cash equivalents at the beginning of year	126,856	766,431	453,967	58,204
Effect of foreign exchange rate change, net		493	2,808	361

Cash and cash equivalents at the end of year	766,431	453,967	526,206	67,466

Operating Activities
Net cash generated from operating activities in 2021 was HK$434.8 million (US$55.7 million), which consists of our profit before tax of HK$1,331.2 million (US$170.7 million) as adjusted for non-cash
items and the effects of changes in operating assets and liabilities. Adjustments for non-cash
items primarily included HK$668.7 million (US$85.7 million) of fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, partially offset by HK$12.8 million (US$1.6 million) of finance costs relating to our bank borrowings and convertible bond. The principal items accounting for the changes in operating assets and liabilities were (i) HK$9.2 million (US$1.2 million) of increase in accounts receivable, and (ii) HK21.9 million (US$2.8 million) of changes in accounts and other payables and other assets.
Net cash generated from operating activities in 2020 was HK$1,994.0 million, which consists of our profit before tax of HK$1,001.4 million as adjusted for non-cash
items and the effects of changes in operating assets and liabilities. Adjustments for non-cash
items primarily included HK$423.2 million of fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, partially offset by HK$21.5 million of finance costs relating to our margin loans payable, bank borrowings and convertible bond. The principal items accounting for the changes in operating assets and liabilities were (i) HK$251.9 million of decrease in accounts receivable, mainly relating to the collection from brokers and clearing house, partially offset by HK$291.6 million of decrease in accounts and other payables and accruals.
Net cash generated from operating activities in 2019 was HK$709.5 million, which consists of our profit before tax of HK$989.3 million as adjusted for non-cash
items and the effects of changes in operating assets and liabilities. Adjustments for non-cash
items primarily included HK$523.6 million of fair value gain on financial assets at fair value through profit or loss, stock loan and derivative financial instrument in connection with our strategic investment business, partially offset by HK$27.7 million of finance costs relating to our margin loans. The principal items accounting for the changes in operating assets and liabilities were (i) HK$185.3 million of increase in accounts receivable, mainly relating to the operations of our investment banking business, partially offset by HK$357.7 million of increase in accounts and other payables and accruals.

Investing Activities
Net cash used in investing activities in 2021 was HK$358.7 million (US$46.0 million), which was mainly attributable to (i) a net increase in advance to immediate holding company for group treasury management purpose, and (ii) a result of net settlement of investment disposal proceeds collected by the immediate holding company on behalf of the Company, and consideration payable to the immediate holding company to repurchase treasury shares.
Net cash used in investing activities in 2020 was HK$3.6 billion, which was attributable to an increase in advance to immediate holding company for group treasury management purpose.
Net cash used in investing activities in 2019 was HK$3.0 billion, which was attributable to an increase in advance to immediate holding company for group treasury management purpose.
Financing Activities
Net cash used in financing activities in 2021 was HK$6.7 million (US$0.9 million), which was mainly due to repayment of redemption and distribution to holders of perpetual securities and offset by net proceeds from our bank borrowings.
Net cash generated in financing activities in 2020 was HK$1.3 billion, which was mainly due to net proceeds from our perpetual securities issued and bank borrowings and offset by repayment of margin loans and distribution to holders of perpetual securities.
Net cash generated in financing activities in 2019 was HK$2.9 billion, which was mainly due to net proceeds from our initial public offering on the NYSE, issuance of warrants and convertible bond, and private placements.
Capital Expenditures
Our capital expenditures were HK$14 thousand in 2019, HK$111 thousand in 2020 and nil in 2021. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our financing activities.
Holding Company Structure
AMTD IDEA Group is a holding company with no material operations of its own. We conduct our operations primarily through our Hong Kong subsidiaries. As a result, our ability to pay dividends depends upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

D.	Research and Development, Patents and Licenses, etc.
Intellectual Property
As of the date of this annual report, we own one registered trademark. We are licensed by our Controlling Shareholder to use certain trademarks. We maintain seven registered domain names, including amtdinc.com. We have applied for one trademark in Hong Kong.

E.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

F.	Off-Balance Sheet Arrangements
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

G.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2021.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(HK$ in millions)
Convertible bond with principal and interest	125.3	—	125.3	—	—
Bank borrowings, with principal and interest	393.6	393.6	—	—	—

Total	518.9	393.6	125.3	—	—

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
In March 2020, we listed our MTN Program by way of debt issuance to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, we may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, we dual-listed the MTN Program on the
SGX-ST.
Later in the same month, we extended an invitation to holders of the Existing Securities to offer exchange any and all of their outstanding Existing Securities for New Securities to be issued by us under our MTN Program. The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange shall be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer expired on May 6, 2020. In May 2020, we issued US$200 million 7.25% senior perpetual securities and S$50 million 4.5% senior perpetual securities. In September 2020 and December 2021, we obtained a US$30 million and a US$20 million banking facility, respectively, and have drawn down the loans.
While the table above indicates our contractual obligations as of December 31, 2021, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled, or terminated.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Feridun Hamdullahpur (1)(2)(3)	67	Chairman of the Board of Directors and Independent Director
Dr. Timothy Tong (1)(2)(3)	68	Independent Director
Dr. Annie Koh (1)(3)	68	Independent Director
Marcellus Wong (2)	68	Director
Raymond Yung	61	Director
Frederic Lau	70	Chairman of Executive Management Committee
William Fung	41	Chief Executive Officer
Xavier Ho Sum Zee	47	Chief Financial Officer
Jason Man Chun Chiu	37	Co-Chief Financial Officer
Bert Chun Lung Tsang	35	Chief Accounting Officer
Ming Lin Cheung	37	Head of Global Markets

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.
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
Dr. Feridun Hamdullahpur
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
Dr.
 Timothy Wai Cheung Tong
is our independent director and has been instrumental in the establishment of our various initiatives with academic institutions and other industry association types to enhance and step up our contributions and support to talents out of the AMTD SpiderNet ecosystem, such as the formation of AMTD FinTech Centre of PolyU Faculty of Business as one of the rare institutions across Asia to be able to award Ph.D. degrees in FinTech. Dr. Tong was appointed as our independent director in February 2022. Dr. Tong is also the chairman and independent director of AMTD Digital Inc. Dr. Tong is the chief executive officer of AMTD Charity Foundation, and chairman of the Hong Kong Laureate Forum, which is an organization formed by distinguished personalities and academics of Hong Kong, with the full support of the Hong Kong SAR government. The mission is to connect the current and next generations of leaders in scientific pursuit, and to promote understanding and interests of the young generation in Hong Kong and around the world in various disciplines in science and technology. Dr. Tong is an internationally renowned educator and expert in heat transfer. He served as the President of The Hong Kong Polytechnic University from January 2009 to December 2018. He is also the former dean of the school of engineering and applied science at The George Washington University, the former chairman of the steering committee of the Pilot Green Transport Fund of the Environmental Protection Department, a fellow of the American Society of Mechanical Engineers, and a fellow and former president of the Hong Kong Academy of Engineering Sciences. Dr. Tong currently serves as an independent non-executive
director of Airstar Bank, an independent
non-executive
director of Xiaomi Corporation (SEHK: 1810); an independent
non-executive
director of Gold Peak Industries (Holdings) Limited (SEHK: 40); a
non-executive
director of Freetech Road Recycling Technology (Holdings) Limited (SEHK: 6888); and an independent non-executive
director of Gold Peak Industries Limited (SGX: G20). Dr. Tong has been a member of the National Committee of the Chinese People’s Political Consultative Conference since March 2013 to present and a Justice of the Peace in Hong Kong since July 2010. Dr. Tong received a Ph.D. degree in mechanical engineering from the University of California at Berkeley in December 1980. Dr. Tong received a master of science degree in engineering from University of California Berkeley in June 1978 and a bachelor degree of science in mechanical engineering from Oregon State University in June 1976.
Dr. Annie Koh
has served as our independent director since June 2020. Dr. Koh is a renowned conference speaker, panel moderator, and commentator. Dr. Koh is Professor Emeritus of Finance (Practice) at Lee Kong Chian School of Business of Singapore Management University (SMU) and a Senior Advisor to its Business Families Institute. Her previous portfolios at SMU included positions as Vice President for Business Development; V3 Group Professor of Family Entrepreneurship; Academic Director of Business Families Institute and International Trading Institute; Associate Dean, Lee Kong Chian School of Business; and Dean, Office of Executive and Professional Education. Dr Koh is appointed as Chairman of Prime US REIT, in addition to being a member of the World Economic Forum Global Future Council on New Agenda for Work, Wages and Job Creation. She also chairs the Asian Bond Fund 2 supervisory committee of the Monetary Authority of Singapore, and a committee member of Singapore’s Customs Advisory Council and HR Transformation Advisory Panel. She is currently an independent director of PBA Group, Prudential Assurance Company Singapore Pte Ltd and Yoma Strategic Holdings Ltd. She previously served on GovTech, Singapore’s CPF, HMI and K1 Ventures boards. Professor Koh also advises privately owned enterprises such as Flexxon Pte Ltd, Hendricks Corp. Pte Ltd, TOP International, and startups such as AvePoint EduTech, Dedoco, Elevate Tech, RootAnt Global, StashAway, StaffOnDemand, SWAT Mobility, and non-profits such as Cyber Youth Singapore and WWF Singapore. She has been an investment committee member of iGlobe Partners since July 2010 and advisor to CUBE3 Ventures since October 2021. Dr Koh was awarded the bronze and silver Singapore Public Administration medal in 2010 and 2016, respectively, and the Adult Education Prism Award in 2017 for her contributions to the education and public sectors. Dr. Koh received a Ph.D. degree in international finance with a Fulbright scholarship from Stern School of Business, New York University in 1988.
Marcellus Wong
is our director and has over 40 years of experience in accounting and taxation. Mr. Wong was chairman of our executive management committee before he stepped from the position in November 2021. Since then, Mr. Wong has been a non-executive officer of ours. Mr. Wong has been serving as the vice chairman of the board of directors of our Controlling Shareholder since October 2015, and a member of the Board of Supervisors of SEHK-listed Jiangxi Bank Co., Ltd. (SEHK: 1916) since December 2020. Mr. Wong served in a number of other positions including, from June 2015 to June 2021, independent non-executive
director of
SEHK-listed
Xinte Energy Co., Ltd. (SEHK: 1799); from July 2012 to June 2017, senior advisor of PricewaterhouseCoopers; and, from November 2001 to October 2021, a member of the Joint Liaison Committee on Taxation that advises the government of Hong Kong on tax issues. Mr. Wong has also served as a council member of the Taxation Institute of Hong Kong from 1995 to 2017, president from 1996 to 1999, and chairman of advisory board since 2017. He was the president of CPA Australia-Hong Kong China Division from 2004 to 2005 and has served as its honorary adviser of Greater China region since July 2014. Mr. Wong joined PricewaterhouseCoopers in February 1990 and, prior to his retirement in June 2012, served as a partner and compliance leader in Hong Kong and Mainland China as well as risk and quality leader for its tax practice in the Asia Pacific region. Mr. Wong graduated from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) with a higher diploma in accountancy in October 1977, and also obtained a degree through the external program from the University of London in the United Kingdom in August 1989. Mr. Wong was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants in December 1987, a fellow of CPA Australia in October 2001, and a fellow of the Taxation Institute of Hong Kong in March 2004.
Raymond Yung
is our director, and has over 40 years of experience in advising financial institutions in Hong Kong and Mainland China. Mr. Yung sits on the board of Citibank (Hong Kong) Limited as an independent non-executive
director. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years, and has been serving on PwC’s China, Hong Kong and Singapore Firm’s Board of Partners until his retirement in 2016. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UK Chartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.
Dr. Frederic Lau
is the chairman of our Executive Management Committee. Dr. Lau has over 30 years of experience in regulating and managing financial institutions, especially in areas such as industry development, regulatory framework, risk management, and internal control. Dr. Lau is also the executive vice chairman and chairman of the executive management committee of our Controlling Shareholder. Dr. Lau served as the executive director of the Airstar Bank since July 2018 until October 2020, since then, Dr. Lau is the non-executive director of the board. He also served as the founding chief executive since the banking license was granted in May 2019 to October 2020. Dr. Lau practiced as a regulatory professional in Hong Kong and U.S. banking sector governing agencies for years, including the Hong Kong Monetary Authority and the Office of Thrift Supervision (subsequently merged with the Office of the Comptroller of the Currency, OCC) of the U.S. Treasury Department. Dr. Lau is an independent director of Huzhou Gas Co., Ltd. Dr. Lau was an executive director and the group risk director at Dah Sing Banking Group, and a member of the board of directors of Dah Sing Bank from 2005 to 2011. Dr. Lau was also a member of board of directors of Shenzhen Development Bank (subsequently renamed as Ping An Bank) from 2011 to 2014. He was a managing director of Promontory Financial Group from 2011 to 2014. Dr. Lau received a Ph.D. in Business Management (Economics) from University of South Australia in 2004.
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
Ming Lin Cheung
 is our head of global markets, and has over 11 years of experience in investment banking and equity capital markets. Since January 2017, Mr. Cheung has been serving as the head of advisory and equity capital markets of AMTD Global Markets Limited, where he served as vice president from December 2015 to December 2016. From September 2014 to December 2015, Mr. Cheung was an associate at Deutsche Bank AG Hong Kong branch. Prior to that, he worked at UBS AG Hong Kong branch with the latest position as associate director from July 2010 to September 2014. Mr. Cheung received his bachelor and master degrees in engineering, economics, and management from University of Oxford in July 2010.
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
For the year ended December 31, 2021, we paid an aggregate of HK$2.6 million (US$335 thousand) in cash compensation (inclusive of directors’ fees) to our directors. Directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.
For the year ended December 31, 2021, we paid an aggregate of HK$19.9 million (US$2.5 million) in cash compensation to our executive officers, excluding compensation paid to the executive officers who also serve and receive compensation as our directors.
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
Type of Awards
. The 2019 Plan permits the awards of options, restricted share units, restricted shares, or other types of award approved by the plan administrator.
Plan Administration
. Our board of directors or a committee appointed by the board of directors will administer the 2019 Plan. The plan administrator will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each grant.
Award Agreement
. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our directors, employees and consultants.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options
. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.
Transfer Restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the Plan
. Unless terminated earlier, the 2019 Plan has a term of ten years from the date of effectiveness of the 2019 Plan. Our board of directors has the authority to terminate, amend, suspend or modify the 2019 Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2019 Plan.

C.	Board Practices
Board of Directors
Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the NYSE rules and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property, and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.
Executive Management Committee of the Board of Directors
We have established an executive management committee under the board of directors as the core of our management decision hub and comprehensive and robust risk management system to conclude key management decisions, evaluate risks across our business lines, and ensure compliance with relevant laws and regulations.
Our executive management committee is responsible for (i) overseeing our operational and business activities, (ii) managing risks across all business units and mid-to-back office functions, and (iii) implementing and executing policies and strategies as determined by our board of directors. The executive management committee supervises our chief executive officer and the rest of the management team, and our chief executive officer regularly reports to the executive management committee as part of our overall corporate management and oversight.
Our executive management committee is chaired by Dr. Frederic Lau. Members of our executive management committee will be appointed on a rotation basis by the chairperson of the executive management committee or the chairman of the audit committee, among different members of the senior management team and/or invitation of external industry experts, depending on the specific agenda to be discussed and resolved by the executive management committee.
Other Committees of the Board of Directors
We have an audit committee, a compensation committee, and a nominating and corporate governance committee, under the board of directors. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and Dr. Annie Koh, and is chaired by Dr. Feridun Hamdullahpur. Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and

Dr. Annie Koh each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule
10A-3
under the Exchange Act. We have determined that Dr. Timothy Tong qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and reporting regularly to the board.
All decisions at any meeting of the audit committee are decided by a majority of votes of the members presents and voting and such decision at all times exclude the vote, approval or recommendation of any member who has a conflict of interest in the subject matter under consideration.
Compensation Committee
. Our compensation committee consists of Dr. Timothy Tong, Mr. Marcellus Wong, and Dr. Feridun Hamdullahpur, and is chaired by Dr. Timothy Tong. Dr. Timothy Tong and Dr. Feridun Hamdullahpur each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•
reviewing the compensation of our
non-employee
directors and making recommendations to the board with respect to it; and periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

All decisions at any meeting of the compensation committee are decided by a majority of votes of the members presents and voting and such decision at all times exclude the vote, approval or recommendation of any member who has a conflict of interest in the subject matter under consideration.
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and Dr. Annie Koh, and is chaired by Dr. Feridun Hamdullahpur. Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and Dr. Annie Koh each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

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
Terms of Directors and Officers
Members of our executive management committee will be appointed on a rotation basis by the chairperson of the executive management committee or the chairman of the audit committee, among different members of the senior management team and/or invitation of external industry experts, depending on the specific agenda to be discussed and resolved by the executive management committee.

Our other officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found by our company to be or becomes of unsound mind.

D.	Employees
We had 40, 46 and 39 employees as of December 31, 2019, 2020, and 2021, respectively. All of our employees are based in Hong Kong.
The following tables sets forth the number of our employees by function as of December 31, 2021.

Function	Number of Employees	Percentage
Executive officers	6	15.4%
Licensed professionals	21	53.8%
Supporting staff	12	30.8%

Total	39	100.0%

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

The calculations in the shareholder table below are based on 377,604,189 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 144,077,210 Class A ordinary shares, and (ii) 233,526,979 Class B ordinary shares.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Dr. Feridun Hamdullahpur (1)	—	—	—	—
Dr. Timothy Tong (2)	—	—	—	—
Dr. Annie Koh (3)	—	—	—	—
Marcellus Wong	—	—	—	—
Raymond Yung	—	—	—	—
Frederic Lau	—	—	—	—
William Fung	—	—	—	—
Xavier Ho Sum Zee	—	—	—	—
Jason Man Chun Chiu	—	—	—	—
Bert Chun Lung Tsang	—	—	—	—
Ming Lin Cheung	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholders:
AMTD Group (4)	41,729,647	149,322,836	50.6	88.2
Infinity Power Investments Limited (5)	13,562,135	63,589,392	20.4	51.3
Century City International Holdings Limited (6)	21,844,724	—	5.8	0.6

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.
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
basis.

(1)	The business address of Dr. Feridun Hamdullahpur is University of Waterloo, 200 University Avenue, West Waterloo, Ontario, Canada N2L3G1.
(2)	The business address of Dr. Timothy Tong is 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong.
(3)	The business address of Dr. Annie Koh is Singapore Management University, 81 Victoria Street, Singapore 188065.
(4)
AMTD Group directly holds 149,322,836 Class B ordinary shares of the Company and indirectly and effectively holds 41,729,647 Class A ordinary shares of the Company through its subsidiaries including AMTD Assets Alpha Group and AMTD Education Group. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The board of directors of AMTD Group consists of Dr. Calvin Choi, Marcellus Wong, Yu Gao, and Dr. Feridun Hamdullahpur.

(5)
Infinity Power Investments Limited directly holds (i) 15,059,470 Class B ordinary shares of the Company and (ii) 32.5% of the issued and outstanding shares of AMTD Group, which in turn effectively holds 41,729,647 Class A ordinary shares and 149,322,836 Class B ordinary shares of the Company. Infinity Power Investments Limited is a British Virgin Islands company wholly-owned by Dr. Calvin Choi. The registered address of Infinity Power Investments Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)
Century City International Holdings Limited, a Bermuda company with its shares listed on the Stock Exchange of Hong Kong (stock code: 355), through its subsidiaries, namely P&R Finance Limited, Clear Radiant Limited and Unicorn Star Limited, holds 21,844,724 Class A ordinary shares of the Company. Such shareholding information is based on the information set forth in the Schedule 13D filed by P&R Finance Limited, Clear Radiant Limited, Unicorn Star Limited and Century City International Holdings Limited jointly on

January 13, 2022.
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
To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 23,333,310 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
Enforceability of Civil Liabilities
Most of our operations are conducted in Hong Kong, and substantially all of our assets are located in Hong Kong. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.
There is uncertainty as to whether the courts of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Such uncertainty relates to whether a judgment obtained from the United States courts under the civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company or its directors and officers. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
Our Hong Kong legal counsel has advised us that judgment of United States courts will not be directly enforced in Hong Kong. There are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. That is to say, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in a civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor.

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
Our Controlling Shareholder recharged staff costs, premises costs, office utilities and office renovation, and certain other operating expenses to us. Beginning from the third quarter of fiscal year 2019, our Controlling Shareholder has charged a fixed service fee of HK$6.0 million (US$0.8 million) per quarter in place of certain recharging arrangement. For the year ended December 31, 2021, HK$24.0 million (US$3.1 million) was charged by our Controlling Shareholder.
In August 2019, we entered into an intercompany financing agreement with the Controlling Shareholder, we made unsecured, interest bearing advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. On September 30, 2021, HK$5.0 billion (US$0.6 billion) out of the amount of the outstanding balance due from our Controlling Shareholder and its subsidiaries was offset against the consideration for the 69,144,673 Class B ordinary shares repurchased from our Controlling Shareholder. As of December 31, 2021, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was HK$2.2 billion (US$0.3 billion). For the year ended December 31, 2021, interest income of HK$116.3 (US$14.9 million) was charged to the Controlling Shareholder.
In June 2020 and July 2021, we acquired ordinary shares of other subsidiaries of AMTD Group from the immediate holding company at considerations of HK$556.2 million and HK$163.2 million (US$20.9 million), respectively.
In February 2022, we acquired a total of 31,732,000 Class A ordinary shares and 24,202,000 Class B ordinary shares of AMTD Digital Inc., priced at US$17.75 per share, from certain of its shareholders, including our Controlling Shareholder, for a total consideration of approximately US$992.6 million (HK$7,742.2 million). We issued a total of 67,200,330 Class A ordinary shares and 51,253,702 Class B ordinary shares in settlement of the consideration payable for the acquisition. AMTD Digital Inc. is a comprehensive one-stop digital solutions platform in Asia and was a subsidiary of AMTD Group prior to the acquisition. AMTD Digital Inc. became our consolidated subsidiary as a result of the acquisition.

Other Transactions with Related Parties
For the year ended December 31, 2021, the total amount of financial advisory fees that we charged entities that were previously fellow subsidiaries of AMTD Group was HK$104.3 million (US$13.4 million).
In September 2017, we entered into certain stock lending agreements with a former shareholder of our Controlling Shareholder, pursuant to which we lent listed equity shares to the shareholder. As of December 31, 2020, the value of the listed equity shares was HK$876.1 million and these shares were returned to us during the year ended December 31, 2021.
In December 2019, the controlling person of the counterparty with which we entered into certain derivative agreements in April 2019 was appointed as a director, therefore the counterparty has become a related party of our company. Pursuant to these derivative agreements, the counterparty is entitled to a certain percentage of the gain of certain underlying assets if the market price or disposal price is higher than the agreed underlying price, and shall pay a sum equivalent to the loss of certain underlying assets if the market price or disposal price is lower than the agreed underlying price. For the year ended December 31, 2020, the unrealized gain on the derivative financial asset entered into with the related party was HK$321.8 million. In June 2020, we disposed certain underlying assets to the related party at a consideration of HK$972.2 million and therefore part of the derivatives contracts have also been settled with a consideration of HK$618.7 million. For the year ended December 31, 2020, the total amount of asset management service fee income and financial advisory fee income that we earned from the counterparty were HK$2.7 million and HK$95.5 million, respectively. In December 2020, the subject director resigned from our Board and the counterparty ceased to be a related party.
In December 2019, we issued 4,526,627 Class B ordinary shares to Infinity Power Investments Limited for an aggregate subscription price of US$38.3 million in a private placement. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by our founder, Dr. Calvin Choi, which owns 32.5% of the total outstanding shares of our Controlling Shareholder.
In March 2020, we listed the MTN Program on the SEHK and, subsequently in April 2020, we dual listed the MTN Program on the
SGX-ST.
Later in the same month, we extended the Exchange Offer under the MTN Program. For further details, see “Item 4.—Information on the Company—A. History and Development of the Company—Our Company.” In May 2020, we issued US$200 million 7.25% senior perpetual securities and S$50 million 4.5% senior perpetual securities. On October 27, 2021, approximately S$11.2 million 4.5% senior perpetual securities were repurchased from other subsidiaries of AMTD Group.
In May 2020, we entered into a stock lending agreement with a former fellow subsidiary of AMTD Group, pursuant to which we lent listed equity shares to such entity. As of December 31, 2020, the value of the listed equity shares was HK$2.4 million. The stock loan was settled during the year ended December 31, 2021.
In October and November 2020, we acquired two equity linked notes from former fellow subsidiaries of AMTD Group at a consideration of HK$148.7 million. During the years ended December 31, 2020 and 2021, the aforesaid equity linked notes were settled at consideration of HK$195.8 million and HK$181.6 million (US$23.3 million) respectively, and generated realized and unrealized gain of HK$109.6 million and HK$119.1 million (US$15.3 million), respectively.
In July 2021, we disposed of an investment to a former fellow subsidiary of AMTD Group for a consideration of HK$196.0 million (US$25.1 million), generating a gain on disposal of HK$6.0 million (US$0.8 million).
In December 2021, we acquired an unlisted investment from another subsidiary of AMTD Group at a consideration of HK$11.5 million (US$1.5 million).

In December 2021, we entered into a stock lending agreement with an entity that was a former fellow subsidiary of AMTD Group, pursuant to which we lent listed equity shares to such entity. As of December 31, 2021, the value of the listed equity shares was HK$211.3 million (US$27.1 million).
Employment Agreements
See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”
Share Options
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Stock Incentive Plan.”

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
AMTD Group, our Controlling Shareholder, was founded by CK Hutchison Holdings Limited in 2003. The management teams of AMTD Group as well as AMTD GM were appointed by CK Hutchison Holdings Limited. In late 2015, L.R. Capital Group Inc. (“L.R. Capital”) acquired a majority stake in AMTD Group and the then management team was replaced by the current management team in 2016. On December 31, 2020, AMTD Group and L.R. Capital entered into a share repurchase agreement, where AMTD Group repurchased certain shares in AMTD Group previously allotted to L.R. Capital. The remaining shares held by L.R. Capital in AMTD Group Company Limited were disposed to a third party with a completion on December 31, 2021. Subsequently, L.R. Capital ceased to be a shareholder of AMTD Group.
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
Additionally, AMTD Group had terminated its retail advisory business distributing investment-linked products in May 2016, and had not been involved in the sale of investment-linked assurance schemes to new individual clients but remains focusing only on corporate and institutional clients.
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
The ADSs, each representing one Class A ordinary share, have been listed on NYSE since August 5, 2019. The ADSs were previously traded under the ticker symbol “HKIB” and are currently traded under the symbol “AMTD.” Our Class A ordinary shares have been listed on
SGX-ST
since April 8, 2020 under the symbol “HKB.”

B.	Plan of Distribution
Not applicable.

C.	Markets
The ADSs, each representing one Class A ordinary share, have been listed on NYSE since August 5, 2019. The ADSs are currently traded under the symbol “AMTD.” Our Class A ordinary shares have also been listed on
SGX-ST
since April 8, 2020 and trade under the symbol “HKB.”

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
Our fourth amended and restated memorandum and articles of association became effective on March 1, 2022. The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands (as revised) insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
Pursuant to Article 2 of our fourth amended and restated memorandum of association, our registered office is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman,
KY1-1111,
Cayman Islands or at such other place as our board of directors may from time to time decide. Pursuant to Article 3 of our fourth amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company has full power and authority to carry out any object not prohibited by the Companies Act of the Cayman Islands (as revised) as the same may be revised from time to time, or any other law of the Cayman Islands.
Directors
See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”
Ordinary Shares
General
. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class B ordinary share shall entitle the holder thereof to twenty votes on all matters subject to vote at our general meetings, and each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person other than our founder, Dr. Calvin Choi, or any other person or entity designated by Dr. Choi, each of such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary share.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that subject to any rights and restrictions for the time being attached to any shares, the directors of the Company may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. Our ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law, or otherwise agreed in our currently effective memorandum and articles of association. On a poll, each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. On a show of hands, each holder of Class A ordinary shares or Class B ordinary shares has one vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the total number of votes attaching to all issued and outstanding ordinary shares which are present in person or by proxy entitled to vote at the meeting.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a general meeting of our company, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of our company. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.
General Meetings of Shareholders
. As a Cayman Islands exempted company with limited liability, we are not obliged by the Companies Act (as revised) to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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
The Companies Act of the Cayman Islands (as revised) provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together holds shares at the date of deposit of the requisite shares which carry in aggregate not less than one-third
of all issued and outstanding shares of the Company that as at the date of the deposit carry the right to vote at general meetings of our company, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Election, Removal and Remuneration of Directors
. Unless otherwise determined by our company in general meeting, our currently effective memorandum and articles of association provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.
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
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
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

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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
Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act of the Cayman Islands (as revised), the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act of the Cayman Islands (as revised) no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any such class or series of shares may, subject to any rights or restrictions for the time being attached to any classes or series, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class or series. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights will not, subject to any rights or restrictions for the time being attached to the shares of that class or series, be deemed to be materially adversely varied by the creation, allotment, or issue of further shares ranking pari passu with or subsequent to them. The rights of the holders of shares will not be deemed to be materially adversely varied by the creation or issue of class or series of shares with preferred or other rights including, without limitation, the creation of class or series of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our currently effective memorandum and articles of association authorizes our board of directors to issue additional shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our currently effective memorandum and articles of association also authorizes our board of directors to create from time to time one or more classes or series of preferred shares and to determine, with respect to any such class or series of preferred shares, the terms and rights of that class or series, including:

•	the designation of the class or series;

•	the number of shares of the class or series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and the rights and terms of redemption and liquidation preferences.
Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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
Exempted Company
. We are incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands (as revised). The Companies Act of the Cayman Islands (as revised) distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and may register as a segregated portfolio company.
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
Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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
Based upon our current and projected income and assets and our market capitalization, we do not believe we were a PFIC in 2021 and do not expect to be one for the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive,
which may result in our being or

becoming classified as a PFIC in any single year. Furthermore, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to our market capitalization, which is based on the market price of our ADSs or ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive
income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.
If we are a PFIC for any year during which a U.S. Holder holds our ADSs or our ordinary shares, there is uncertainty whether we will be treated as a PFIC for succeeding years during which such U.S. Holder holds our ADSs or our ordinary shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a deemed sale election.
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
For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares
A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year.
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
and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at
https://www.sec.gov
.
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
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the bank balances, loans receivable and bank borrowings. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.
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

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs $0.05 (or less) per ADS per calendar year	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
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
We did not receive any payments from the depositary for its ADR program, in 2021.
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
We raised approximately US$192.6 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. For the period from August 2, 2019 to December 31, 2021, we have used approximately US$6.2 million of the net proceeds from our initial public offering for business and infrastructure expansion, branding and marketing activities and other general administrative matters.
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
and
15d-15(e)
of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.
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
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules
13a-15(f)
under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon its evaluation, our senior management has concluded that, as of December 31, 2021, our internal control over financial reporting was effective.
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

	2020	2021
	HK$	HK$	US$
	(in thousands)
Audit Fees (1)
- Ernst & Young	4,650	1,137	146
- Deloitte Touche Tohmatsu	6,000	6,300	808
Audit-Related Fees (2)
- Ernst & Young	1,419	—	—

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
In September 2021, we repurchased approximately 69.1 million Class B ordinary shares from AMTD Group for HK$5 billion (US$0.6 billion). No shares were repurchased by or on behalf of the Company or any affiliated purchaser in the open market in 2021.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Effective from January 22, 2021, we engaged Deloitte Touche Tohmatsu, or Deloitte, as our independent registered public accounting firm to rotate out Ernst & Young (“EY”), to audit our consolidated financial statements as of and for the fiscal year ended December 31, 2020. Our financial statements as of and for the fiscal year ended December 31, 2019 had previously been audited by EY. The retirement of EY and the appointment of Deloitte were made as part of the global auditor rotation process being initiated by the audit committee and approved by our board to conform with international best practices on auditor independence.
EY has issued unqualified opinions on the Company’s consolidated financial statements for the fiscal year ended December 31, 2019.
During the fiscal year ended December 31, 2019 through to December 24, 2020, which is the date of EY’s letter to the PCAOB confirming that the client-auditor relationship has ceased, there were no disagreements between the Company and EY on, any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in their reports on the financial statements for such years. In addition, there were no “reportable events” as defined in Form
20-F
Item 16F(a)(1)(v) other than the material weaknesses reported in the Company’s 2019 Form
20-F
filed with the U.S. Securities and Exchange Commission on April 30, 2020.
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
As a “controlled company” as defined under the NYSE Listed Company Manual, we are permitted to, and we have elected, not to comply with certain corporate governance requirements. We have elected to rely on exemptions with respect to the requirement that we have a compensation committee that is composed entirely of independent directors. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders in 2021. We also relied upon the relevant home country exemption in lieu of the requirement for shareholder approval of share issuances (i) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (ii) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance.
Other than as described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III.

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of AMTD IDEA Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on March 2, 2022)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document

2.4	Description of Securities (incorporated by reference to Exhibit 2.4 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 30, 2019)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.6	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.7	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.8	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.9	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.10	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.11	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

4.12	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

Exhibit Number	Document

4.13*	Share Purchase Agreement between AMTD Group Company Limited and the Registrant dated July 9, 2021

4.14*	Share Repurchase Agreement between AMTD Group Company Limited and the Registrant dated September 30, 2021

4.15*	Share Purchase Agreement between the Registrant and Cheng Huang dated December 27, 2021

4.16*	Business Loan Agreement between the Registrant and East West Bank dated December 28, 2021

4.17*	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated December 29, 2021

4.18*	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated December 29, 2021

4.19*	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated December 29, 2021

4.20*	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 29, 2021

4.21*	Share Purchase Agreement between the Registrant and NGSP Holdings Limited dated January 15, 2022

4.22*	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated January 19, 2022

4.23*	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated January 19, 2022

4.24*	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated January 19, 2022

4.25*	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 19, 2022

4.26*	Share Purchase Agreement between the Registrant and AMTD Education Group dated January 19, 2022

4.27*	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated January 19, 2022

4.28*	Share Purchase Agreement between the Registrant and AMTD Group Company Limited dated January 19, 2022

4.29*	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 19, 2022

4.30*	Share Purchase Agreement between the Registrant and Poly Platinum Enterprises Limited dated January 21, 2022

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Document

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Letter from Ernst & Young to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline Taxonomy Extension Scheme Document

101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline Taxonomy Extension Label Linkbase Document

101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD IDEA Group

By:	/s/ William Fung
	Name:	William Fung
	Title:	Chief Executive Officer
	Date:	April 18, 2022

AMTD IDEA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of AMTD IDEA Group
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of AMTD IDEA Group and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, the People’s Republic of China
April 18,

2022
We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firms
To the Shareholders and the Board of Directors of AMTD International Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of AMTD International Inc.
(the Company) as of December 31, 2019, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

		Year ended December 31,
	Notes	2019	2020	2021
		HK$	HK$	HK$

REVENUE
Fee and commission income (including income generated from related parties of HK$46,046,698, HK$128,419,020 and HK$105,448,459 for the years ended December 31, 2019, 2020 and 2021, respectively)		580,006,276	607,263,125	680,477,636
Dividend and gain related to disposed financial assets at fair value through profit or loss (including net disposal gain generated from related parties of HK$ Nil, HK$82,948,508 and HK$125,112,176 for the years ended December 31, 2019, 2020 and 2021, respectively)		100,551,728	171,026,667	173,823,384

		680,558,004	778,289,792	854,301,020
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets) and stock loan	27(A)(ii )	(641,603,993)	(31,054,945)	597,551,244
Net fair value changes on derivative financial asset	14	1,165,220,000	371,305,326	(54,008,047)

	5	1,204,174,011	1,118,540,173	1,397,844,217
Other income	5	22,090,268	111,867,468	125,538,171
Impairment losses under expected credit loss model on financial assets	11	—	(17,109,001)	—
Other operating expenses	6	(114,696,855)	(103,723,211)	(83,794,012)
Staff costs	7	(94,607,497)	(94,410,281)	(95,585,898)
Finance costs	8	(27,705,955)	(21,510,079)	(12,825,923)
Net fair value changes on derivative financial liability	23	—	7,765,148	—

PROFIT BEFORE TAX		989,253,972	1,001,420,217	1,331,176,555
Income tax (expense)/credit	9	(158,349,518)	137,540,767	(109,295,037)

PROFIT FOR THE YEAR		830,904,454	1,138,960,984	1,221,881,518

Attributable to:
Owners of the parent:
- Ordinary shareholders		938,272,885	1,059,973,270	1,096,452,084
- Holders of perpetual securities	25	—	78,987,714	125,742,843
Non-controlling interests		(107,368,431)	—	(313,409)

		830,904,454	1,138,960,984	1,221,881,518

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021

		Year ended December 31,
	Notes	2019	2020	2021
		HK$	HK$	HK$

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (HK$ per share)	10	4.34	4.34	4.81

Diluted (HK$ per share)	10	4.34	4.22	4.81

Class B ordinary shares:
Basic (HK$ per share)	10	4.34	4.34	4.81

Diluted (HK$ per share)	10	4.34	4.34	4.81

PROFIT FOR THE YEAR		830,904,454	1,138,960,984	1,221,881,518
OTHER COMPREHENSIVE INCOME
Item that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		—	1,022,840	738,972

OTHER COMPREHENSIVE INCOME FOR THE YEAR		—	1,022,840	738,972

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		830,904,454	1,139,983,824	1,222,620,490

Attributable to:
Owners of the parent:
- Ordinary shareholders		938,272,885	1,060,996,110	1,096,896,235
- Holders of perpetual securities	25	—	78,987,714	125,742,843
Non-controlling interests		(107,368,431)	—	(18,588)

		830,904,454	1,139,983,824	1,222,620,490

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2020 AND 2021

		December 31,
	Notes	2020	2021
		HK$	HK$

Assets
Current assets
Accounts receivable	11	77,350,250	86,514,680
Prepayments, deposits and other receivables	12	24,872,391	21,916,382
Due from immediate holding company	27( B )(i)	6,477,266,499	2,144,975,230
Financial assets at fair value through profit or loss	13	62,519,937	—
Derivative financial asset	14	1,023,902,566	969,894,519
Other assets	15	197,309,175	136,065,738
Cash and bank balances	16	453,966,764	526,206,108

Total current assets		8,317,187,582	3,885,572,657

Non-current assets
Property, plant and equipment	17	111,357	67,131
Intangible assets	18	15,171,170	15,171,170
Financial assets at fair value through profit or loss	13	1,315,336,778	2,574,695,685
Stock loan	13	878,483,400	211,331,400

Total non-current assets		2,209,102,705	2,801,265,386

Total assets		10,526,290,287	6,686,838,043

Equity and liabilities
Current liabilities
Accounts payable	19	201,986,202	155,020,918
Bank borrowings	20	232,280,000	388,870,500
Other payables and accruals	21	128,325,893	92,225,549
Tax payable		123,289,855	136,124,845

Total current liabilities		685,881,950	772,241,812

Non-current liabilities
Derivative financial liability	23	12,954,313	13,752,673
Convertible bond	23	103,278,429	111,970,384

Total non-current liabilities		116,232,742	125,723,057

Total liabilities		802,114,692	897,964,869

Equity
Class A ordinary shares (par value of US$0.0001 as of December 31, 2020 and 2021; 8,000,000,000 shares authorized as of December 31, 2020 and 2021; 62,327,851 shares as of December 31, 2020 and 2021)	24	48,838	48,838
Class B ordinary shares (par value of US$0.0001 as of December 31, 2020 and 2021; 2,000,000,000 shares authorized as of December 31, 2020 and 2021; 183,283,628 shares as of December 31, 2020 and 2021)	24	143,864	143,864
Treasury shares	24	—	(5,000,000,000)
Capital reserve		4,551,187,228	4,551,183,728
Exchange reserve		1,022,840	1,466,991
Retained profits		3,337,088,284	4,449,489,995

Total equity attributable to ordinary shareholders of the Company		7,889,491,054	4,002,333,416
Non-controlling interest s		—	15,496,320
Perpetual securities	25	1,834,684,541	1,771,043,438

Total equity		9,724,175,595	5,788,873,174

Total liabilities and equity		10,526,290,287	6,686,838,043

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Share capital	Capital reserve	Treasury share s	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Equity attributable to holders of perpetual securities	Non-controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2019	156,998	1,312,802,676	—	—	1,338,842,129	2,651,801,803	—	542,600,297	3,194,402,100
Deemed disposal of non-controlling interest (Note)	—	435,231,866	—	—	—	435,231,866	—	(435,231,866)	—
Exercise of warrants	1,308	94,196,292	—	—	—	94,197,600	—	—	94,197,600
Pre-IPO financing	6,451	419,375,698	—	—	—	419,382,149	—	—	419,382,149
Initial public offering	18,681	1,507,196,460	—	—	—	1,507,215,141	—	—	1,507,215,141
Capital injection to a subsidiary	—	9	—	—	—	9	—	—	9
New issuance of shares	9,264	782,384,227	—	—	—	782,393,491	—	—	782,393,491
Profit for the year and total comprehensive income for the year	—	—	—	—	938,272,885	938,272,885	—	(107,368,431)	830,904,454

As of December 31, 2019	192,702	4,551,187,228	—	—	2,277,115,014	6,828,494,944	—	—	6,828,494,944

As of January 1, 2020	192,702	4,551,187,228	—	—	2,277,115,014	6,828,494,944	—	—	6,828,494,944
Profit for the year	—	—	—	—	1,059,973,270	1,059,973,270	78,987,714	—	1,138,960,984
Exchange differences on translation of foreign operations	—	—	—	1,022,840	—	1,022,840	—	—	1,022,840

Total comprehensive income for the year	—	—	—	1,022,840	1,059,973,270	1,060,996,110	78,987,714	—	1,139,983,824

Issuance of perpetual securities (Note 25)	—	—	—	—	—	—	1,818,450,452	—	1,818,450,452
Distribution to holders of perpetual securities (Note 25)	—	—	—	—	—	—	(62,753,625)	—	(62,753,625)

As of December 31, 2020	192,702	4,551,187,228	—	1,022,840	3,337,088,284	7,889,491,054	1,834,684,541	—	9,724,175,595

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

	Share capital	Capital reserve	Treasury share s	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Equity attributable to holders of perpetual securities	Non-controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2021	192,702	4,551,187,228	—	1,022,840	3,337,088,284	7,889,491,054	1,834,684,541	—	9,724,175,595
Profit for the year	—	—	—	—	1,096,452,084	1,096,452,084	125,742,843	(313,409)	1,221,881,518
Exchange differences on translation of foreign operations	—	—	—	444,151	—	444,151	—	294,821	738,972

Total comprehensive income for the year	—	—	—	444,151	1,096,452,084	1,096,896,235	125,742,843	(18,588)	1,222,620,490

Redemption of perpetual securities (Note 25)	—	—	—	—	15,949,627	15,949,627	(65,104,192)	—	(49,154,565)
Distribution to holders of perpetual securities (Note 25)	—	—	—	—	—	—	(124,279,754)	—	(124,279,754)
Capital injection by non-controlling interest	—	(3,500)	—	—	—	(3,500)	—	15,514,908	15,511,408
Repurchase of shares from a shareholder	—	—	(5,000,000,000)	—	—	(5,000,000,000)	—	—	(5,000,000,000)

As of December 31, 2021	192,702	4,551,183,728	(5,000,000,000)	1,466,991	4,449,489,995	4,002,333,416	1,771,043,438	15,496,320	5,788,873,174

Note:
AMTD ISG and AMTD SI were indirectly held by AMTD Group for 79.13% before the Reorgani
z
ation (see note 1.2). In March 2019, due to the Reorgani
z
ation, the
non-controlling
shareholders surrendered their indirect interests in AMTD ISG and AMTD SI amounting to HK$435,231,866 which represented 20.87% of the total net assets of AMTD ISG and AMTD SI. Thereafter AMTD ISG and AMTD SI became wholly-owned subsidiaries of the Company. The non-controlling
interests were reclassified into capital reserves as deemed acquisition of additional interest in AMTD ISG and AMTD SI.

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

		Year ended December 31,
	Notes	2019	2020	2021
		HK$	HK$	HK$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		989,253,972	1,001,420,217	1,331,176,555
Adjustments for:
Interest income	5	(18,677,943)	(101,226,862)	(116,078,163)
Finance costs	8	27,705,955	21,510,079	12,825,923
Depreciation	6	113,919	30,374	44,226
Dividend income	5	(92,316,548)	(88,078,159)	(48,711,208)
Gain related to disposed investments	5	(8,235,180)	(82,948,508)	(125,112,176)
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets) and stock loan	5	641,603,993	31,054,945	(597,551,244)
Net fair value changes on derivative financial asset	14	(1,165,220,000)	(371,305,326)	54,008,047
Net fair value changes on derivative financial liability	23	—	(7,765,148)	—
Impairment losses under expected credit loss model on financial asset	11	—	17,109,001	—

Operating cash flows before changes in working capital		374,228,168	419,800,613	510,601,960
(Increase)/decrease in accounts receivable		(185,286,520)	251,920,323	(9,164,430)
(Increase)/decrease in prepayments, deposits and other receivables		(3,097,113)	11,568,581	2,956,009
Increase/(decrease) in other payables and accruals		97,893,906	(49,718,674)	(36,178,634)
Decrease in financial assets at fair value through profit or loss		81,711,180	972,215,580	—
Decrease in derivative financial asset		—	618,682,641	—
Changes in accounts payable and other assets		259,825,630	(241,859,529)	14,278,153

Cash generated from operations		625,275,251	1,982,609,535	482,493,058
Profits tax paid		(9,207,649)	(76,778,218)	(96,460,047)
Dividend received		92,316,548	88,078,159	48,711,208
Interest received		1,115,839	67,783	15,379

Net cash generated from operating activities		709,499,989	1,993,977,259	434,759,598

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	17	(13,710)	(110,734)	—
Purchase of financial assets at fair value through profit or loss		—	—	(9,968,000)
Increase in amount due from immediate holding company		(2,957,926,150)	(3,581,230,632)	(348,701,497)

Net cash used in investing activities		(2,957,939,860)	(3,581,341,366)	(358,669,497)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		2,767,254,756	—	—
Share issue expenses		(58,263,976)	—	—
Proceeds from issue of warrants		15,699,600	—	—
Exercise of warrants		78,498,000	—	—
Proceeds from issue of convertible bond		116,809,500	—	—
Repayment of margin loans		(4,277,101)	(317,722,438)	—
Redemption of perpetual securities		—	—	(49,154,565)
Proceeds from bank borrowings		—	232,280,000	155,926,000
Net proceeds from perpetual securities		—	1,436,368,339	—
Distribution to perpetual securities holders		—	(62,753,625)	(124,279,754)
Financing costs paid		(27,705,955)	(13,765,758)	(4,662,214)
Capital injection by non-controlling interest		—	—	15,511,408

Net cash flows generated from/(used in) financing activities		2,888,014,824	1,274,406,518	(6,659,125)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		639,574,953	(312,957,589)	69,430,976
Cash and cash equivalents at beginning of year		126,855,518	766,430,471	453,966,764
Effect of foreign exchange rate change, net		—	493,882	2,808,368

CASH AND CASH EQUIVALENTS AT END OF YEAR		766,430,471	453,966,764	526,206,108

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	16	766,430,471	453,966,764	526,206,108

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.1	CORPORATE INFORMATION
AMTD IDEA Group (the ‘‘Company’’) (formerly known as AMTD International Inc. or AMTD Inc.) is a limited liability company incorporated in Cayman Islands on 4 February 2019. The Company completed its initial public offering on New York Stock Exchange on August 5, 2019 and its shares are listed through admission on Singapore Exchange on April 8, 2020.
The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) are involved in investment banking, the provision of financial advisory services, assets management services and strategic investments.
The Company’s immediate holding company is AMTD Group Company Limited (‘‘AMTD Group’’), a private company incorporated in the British Virgin Islands (‘‘BVI’’).
The Company’s ultimate holding company was L.R. Capital Group Inc. (“L.R. Capital”), a private company incorporated in the Cayman Islands. On December 31, 2020, AMTD Group and L.R. Capital entered into a share repurchase agreement, where AMTD Group has repurchased certain shares previously alloted to L.R. Capital. From then onwards, AMTD Group became the ultimate holding company of the Group. The remaining shares held by L.R. Capital in AMTD Group were disposed to a third party on December 31, 2021. With effect from December 31, 2021, L.R. Capital ceased to be a shareholder of AMTD Group.
Information about principal subsidiaries
Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation	Issued and registered share capital		Percentage of equity and voting rights attributable to the Company				Principal activities
				2020		2021
				Direct	Indirect	Direct	Indirect
AMTD International Holding Group Limited (formerly known as AMTD Financial Planning Limited) (‘‘AMTD IHG’’)	Hong Kong (‘‘HK’’)	HK$	500,000	100%	—	100%	—	Investment holding
AMTD Securities Limited	HK	HK$	1	—	100%	—	100%	Investment holding
AMTD Global Markets Limited (formerly known as AMTD Asset Management Limited) (“AMTD GM”)	HK	HK$	1,561,610,980	—	100%	—	100%	Provision of investment banking, financial advisory services and asset management services
AMTD Global Markets Pte. Ltd.	Singapore	SGD	5,000,000	—	100%	—	100%	Provision of investment banking, financial advisory services
Asia Alternative Asset Partners Limited (“AMTD AAAPL”)	HK	HK$	5,000,000	—	100%	—	100%	Provision of investment advisory services
AMTD Strategic Investment Limited (“AMTD SI”)	HK	HK$	1	—	100%	—	100%	Strategic investment
AMTD Investment Solutions Group Limited (“AMTD ISG”)	HK	HK$	1	—	100%	—	100%	Strategic investment

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.1	CORPORATE INFORMATION (CONTINUED)
Information about principal subsidiaries (continued)
Particulars of the Company’s principal subsidiaries are as follows: (continued)

Name	Place of incorporation	Issued and registered share capital		Percentage of equity and voting rights attributable to the Company				Principal activities
				2020		2021
				Direct	Indirect	Direct	Indirect
AMTD Overseas Limited (formerly known as AMTD Europe Holdings Limited) (‘‘AMTD Overseas’’)	HK	HK$	1	—	100%	—	100%	Strategic investment
AMTD Fintech Investment Limited (‘‘AMTD FI’’)	HK	HK$	1	—	100%	—	100%	Strategic investment
AMTD Investment Inc. (‘‘AMTD Investment’’)	Cayman Islands	US$	1	100%	—	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$	1	—	100%	—	100%	Investment holding
AMTD Investment Solutions Group (BVI) Limited	BVI	US$	1	—	100%	—	100%	Investment holding
AMTD IDEA International Limited (formerly known as AMTD Overseas (BVI) Limited)	BVI	US$	1	—	100%	—	100%	Investment holding
AMTD Fintech Investment (BVI) Limited	BVI	US$	1	—	100%	—	100%	Investment holding
尚乘 ( 珠海 ) 股權投資基金管理有限公司 AMTD Capital Co. Ltd*	People’s Republic of China	US$	3,990,000	—	100%	—	50.13%	Private fund management

*	The translation is for identification purpose only

1.2	REORGANIZATION
In order to facilitate the Company’s initial public offering at the New York Stock Exchange, AMTD Group completed a Reorganization (the “Reorganization”) whereby, certain operating and their respective immediate holding entities under AMTD Group’s common control, were ultimately contributed to the Company:

•	On February 8, 2019, AMTD Investment was incorporated in Cayman Islands and directly held by the Company;

•	From March 12, 2019 to March 14, 2019, four wholly-owned subsidiaries were incorporated in the BVI and were held indirectly by the Company through AMTD Investment;

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

1.2	REORGANIZATION (CONTINUED)

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

The Reorganization was completed on April 1, 2019. Through the Reorganization, the Company became the holding company of the companies now comprising the Group. Accordingly, for the purpose of preparation of the consolidated financial statements of the Group, the Company is considered as the holding company of the companies now comprising the Group throughout the years ended December 31, 2019, 2020 and 2021.
Through the Reorganization, the Company became the holding company of the contributed businesses now comprising the Group, which were under the common control of the controlling shareholder before and after the Reorganization. Accordingly, the financial statements were prepared on a consolidated basis by applying the principles of the pooling of interest method as if the Reorganization had been completed at the date when contributed business first came under the control of the controlling party.
The consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of the Group included the results and cash flows of all companies now comprising the Group from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholder, whenever the period is shorter.
Equity interests in subsidiaries and/or businesses held by parties other than the controlling shareholder, and changes therein, prior to the Reorganization are presented as non-controlling
interests in equity applying the principles of the pooling of interest method.

2.1	BASIS OF PRESENTATION
Basis of preparation
The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (‘‘IFRSs’’) and the Interpretations of the International Financial Reporting Interpretations Committee (‘‘IFRIC’’) issued by the International Accounting Standards Board (“IASB”). For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.1	BASIS OF PRESENTATION (CONTINUED)
Basis of preparation (continued)

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, stock loan, derivative financial asset and derivative financial liability which are measured at fair value. The consolidated financial statements are presented in Hong Kong Dollars (‘‘HK$’’) unless otherwise stated, which is also the functional currency of the Company.

2.2	APPLICATION OF AMENDMENTS TO IFRSs
Amendments to IFRSs that are mandatorily effective for current year
In the current year, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board (“IASB”) for the first time, which are mandatorily effective for the annual periods beginning on or after 1 January 2021 for the preparation of the consolidated financial statements:

Amendment to IFRS 16	Covid-19-Related Rent Concession
Amendments to IFRS 9, IAS 39,	Interest Rate Benchmark Reform – Phase 2
IFRS 7, IFRS 4 and IFRS 16
Except as described below, the application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.
Impacts on application of Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS16 Interest Rate Benchmark Reform – Phase 2
The Group has applied the amendments for the first time in the current year. The amendments relate to changes in the basis for determining the contractual cash flows of financial assets, financial liabilities as a result of interest rate benchmark reform, specific hedge accounting requirements and the related disclosure requirements applying IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”).

As at January 1, 2021, the Group has outstanding bank borrowing denominated in US$

at the carrying amount of HK$116,280,000
with
maturity date in March 2022, the
interest rate of which is indexed to benchmark rate (London Interbank Offered Rate “LIBOR”), which is still available before the maturity date of the outstanding bank borrowing. Thus, it will not be subject to the interest rate benchmark reform.
The amendments have had no impact on the consolidated financial statements as none of the relevant contract has been transitioned to the relevant replacement rates during the year.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.2	APPLICATION OF AMENDMENTS TO IFRSs (CONTINUED)

New and amendments to IFRSs in issue but not yet effective
The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (‘‘IASs’’) that have been issued but are not yet effective:

IFRS 17	Insurance Contracts and the related Amendments 3
Amendments to IFRS 3	Reference to the Conceptual Framework 2
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 4
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond 30 June 2021 1
Amendments to IAS 1	Classification of Liabilities as Current or Non-current 3
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies 3
Amendments to IAS 8	Definition of Accounting Estimate 1
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction 3
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use 2
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract 2
Amendments to IFRSs	Annual Improvements to IFRS Standards 2018-2020 2

1	Effective for annual periods beginning on or after April 1, 2021
2	Effective for annual periods beginning on or after January 1, 2022
3	Effective for annual periods beginning on or after January 1, 2023
4	Effective for annual periods beginning on or after a date to be determined
Except for the impact mentioned below, the directors of the Company anticipate that the application of the other new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs
Amendments to IFRS 3 “Reference to the Conceptual Framework”
The amendments:

•
update a reference in IFRS 3 “Business Combinations” so that it refers to the Conceptual Framework for Financial Reporting 2018 issued in June 2018 (the “Conceptual Framework”) instead of Framework for the Preparation and Presentation of Financial Statements (replaced by the Conceptual Framework for Financial Reporting 2010 issued in October 2010);

•
add a requirement that, for transactions and other events within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC - Int 21 Levies, an acquirer applies IAS 37 or IFRIC - Int 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination; and

•	add an explicit statement that an acquirer does not recogni z e contingent assets acquired in a business combination.
The Group will apply the amendments prospectively to business combinations for which the date of acquisition is on or after the beginning of the first annual period beginning on or after 1 January 2022.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
S
 (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs (CONTINUED)

Amendments to IAS 1 “Classification of Liabilities as Current or
Non-current”
The amendments provide clarification and additional guidance on assessment of right to defer settlement for at least twelve months from reporting date for classification of liabilities as current or non-current,
which:

•	specify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period. Specifically, the amendments clarify that:

(i)	the classification should not be affected by management intentions or expectations to settle the liability within 12 months; and

(ii)
if the right is conditional on the compliance with covenants, the right exists if the conditions are met at the end of the reporting period, even if the lender does not test compliance until a later date; and

•
clarify that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current
only if the entity recogni
z
es the option separately as an equity instrument applying IAS 32 “Financial Instruments: Presentation”.

Based on the Group’s outstanding liabilities as at 31 December 2021, the application of the amendments will not result in reclassification of the Group’s liabilities as the convertible bond has been converted in January 2022.
Amendments to IAS 1 and IFRS Practice Statement 2 “Disclosure of Accounting Policies”
IAS 1 is amended to replace all instances of the term “significant accounting policies” with “material accounting policy information”. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.
The amendments also clarify that accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. However, not all accounting policy information relating to material transactions, other events or conditions is itself material. If an entity chooses to disclose immaterial accounting policy information, such information must not obscure material accounting policy information.
IFRS Practice Statement 2 “Making Materiality Judgements” (the “Practice Statement”) is also amended to illustrate how an entity applies the “four-step materiality process” to accounting policy disclosures and to judge whether information about an accounting policy is material to its financial statements. Guidance and examples are added to the Practice Statement.
The application of the amendments is not expected to have significant impact on the financial position or performance of the Group but may affect the disclosures of the Group’s significant accounting policies.
Amendments to IAS 8 “Definition of Accounting Estimates”
The amendments define accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”. An accounting policy may require items in financial statements to be measured in a way that involves measurement uncertainty — that is, the accounting policy may require such items to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, an entity develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available, reliable information.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs (CONTINUED)
Amendments to IAS 8 “Definition of Accounting Estimates” (continued)

In addition, the concept of changes in accounting estimates in IAS 8 is retained with additional clarifications.
The application of the amendments is not expected to have significant impact on the Group’s consolidated financial statements.

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2019, 2020 and 2021. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).
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

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Fair value measurement (continued)

input that is significant to the fair value measurement as a whole:

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
For assets and liabilities that are recogni
z
ed in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
Impairment of
non-financial
assets
At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that they may be impaired.
The recoverable amount of property, plant and equipment, and intangible assets are estimated individually. When it is not possible to estimate the recoverable amount individually, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.
In testing a cash-generating unit for impairment, corporate assets are allocated to the relevant cash-generating unit when a reasonable and consistent basis of allocation can be established, or otherwise they are allocated to the smallest group of cash generating units for which a reasonable and consistent allocation basis can be established. The recoverable amount is determined for the cash-generating unit or group of cash-generating units to which the corporate asset belongs, and is compared with the carrying amount of the relevant cash-generating unit or group of cash-generating units.
Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or a cash-generating unit) for which the estimates of future cash flows have not been adjusted.
If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or a cash-generating unit) is reduced to its recoverable amount. For corporate assets or portion of corporate assets which cannot be allocated on a reasonable and consistent basis to a cash-generating unit, the Group compares the carrying amount of a group of cash-generating units, including the carrying amounts of the corporate assets or portion of corporate assets allocated to that group of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of
non-financial
assets (continued)

of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit or a group of cash-generating units) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or a cash-generating unit or a group of cash-generating units) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.
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

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Depreciation is calculated on a straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Furniture and fixtures	20%
Computer equipment	33 1 ⁄ 3%
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
Financial instruments — Investments and other financial assets
Initial recognition and measurement
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) in accordance with the policies set out for “Revenue recognition” below.

F-1
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial instruments — Investments and other financial assets (continued)
Initial recognition and measurement (continued)

In order for a financial asset to be classified and measured at amortized cost, the contractual terms needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding and the financial asset needs to be held within a business model whose objective is to collect contractual cash flows.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows. Financial assets classified and measured at fair value through other comprehensive income are held within a business model with the objective to hold financial assets in order to sell and collect contractual cash flows. Financial assets which are not held within the aforementioned business models are classified and measured at fair value through profit or loss.
All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.
Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.
Subsequent measurement
The subsequent measurement of financial assets depends on their classification as follows:
Financial assets at amortized cost (debt instruments)
Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the consolidated statements of profit or loss when the asset is derecognized, modified or impaired.
The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in profit or loss.
This category includes debt investments at fair value through profit or loss, derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividend income which is derived from Group’s ordinary course of business is recognized as revenue in the consolidated statements of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized (i.e., removed from the Group’s consolidated statements of financial position) when:

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
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for debt instruments or financial assets at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
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
At each reporting date, the Group assesses whether the credit risk on a financial asset has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial asset as of the reporting date with the risk of a default occurring on the financial asset as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information available without undue cost of effort.
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external

F-2
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)
General approach (continued)

information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.
Financial assets at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for accounts receivable arising from IFRS 15 which apply the simplified approach as detailed below.

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
Simplified approach
For accounts receivable arising from IFRS 15 that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date.
Financial liabilities
Initial recognition and measurement
Financial liabilities are classified, at initial recognition, as financial liabilities at amortized cost or at fair value through profit or loss (warrants and derivative financial instruments), as appropriate.
All financial liabilities are recognized initially at fair value and, in the case of financial liabilities at amortized cost, net of directly attributable transaction costs. Transaction costs directly attributable to the acquisition of financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.
The Group’s financial liabilities include accounts payable, bank borrowings, financial liabilities included in other payables and accruals, derivative financial liability and convertible bond.

F-2
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial liabilities (continued)

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
Convertible bonds
If the conversion option of convertible bond exhibits characteristics of an embedded derivative (when the conversion option that will be settled other than by the exchange of a fixed amount of another financial asset for a fixed number of the Group’s own equity instruments, it is a conversion option derivation), it is separated from its liability component. On initial recognition, the derivative component of the convertible bond is measured at fair value and presented separately as derivative financial instruments. Transaction costs are apportioned between the liability and derivative components of the convertible bond based on the allocation of proceeds to the liability and derivative components when the instruments are initially recognized. The portion of the transaction costs relating to the liability component is recognized initially as part of the liability. The portion relating to the derivative component is recognized immediately in the statement of profit or loss.
Derecognition of financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.
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
Derivative financial instruments
Derivative financial asset is initially recognized at fair value on the date on which a derivative contract is entered into and is subsequently remeasured at fair value. Derivative financial instruments are carried as an asset when the fair value is positive and as a liability when the fair value is negative. Any gain or loss arising from changes in fair value of the derivative financial instruments is taken directly to profit or loss.
Day 1 profit or loss
If the fair value of the derivative financial instrument at initial recognition differs from the transaction price and the fair value is not evidenced by a quoted price in an active market for an identical asset or liability

F-2
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Derivative financial instruments (continued)
Day 1 profit or loss (continued)

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
Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.
Perpetual instruments, which include no contractual obligation for the Group to deliver cash or other financial assets or the Group has the sole discretion to defer payment of distribution and redemption of principal amount indefinitely are classified as equity instruments.
Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.
Changes in the basis for determining the contractual cash flows as a result of interest rate benchmark reform
For changes in the basis for determining the contractual cash flows of a financial asset or financial liability to which the amortized cost measurement applies as a result of interest rate benchmark reform, the Group applies the practical expedient to account for these changes by updating the effective interest rate. Such change in effective interest rate normally has no significant effect on the carrying amount of the relevant financial asset or financial liability.
A change in the basis for determining the contractual cash flows is required by interest rate benchmark reform if and only if, both these conditions are met:

•	the change is necessary as a direct consequence of interest rate benchmark reform; and

•	the new basis for determining the contractual cash flows is economically equivalent to the previous basis (i.e. the basis immediately preceding the change).
Cash and cash equivalents
For the purpose of the consolidated statements of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known

F-2
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Cash and cash equivalents (continued)

amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group’s cash management.
For the purpose of the consolidated statements of financial position, cash and cash equivalents comprise cash on hand and at banks, including term deposits with original maturity within 3 months, which are not restricted as to use.
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
Contingent liabilities
A contingent liability is a present obligation arising from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.
Where the Group is jointly and severally liable for an obligation, the part of the obligation that is expected to be met by other parties is treated as a contingent liability and it is not recognized in the consolidated financial statements.
The Group assesses continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements in the reporting period in which the change in probability occurs, except in the extremely rare circumstances where no reliable estimate can be made.
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

F-2
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (continued)

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

Deferred tax assets are recognized for all deductible temporary differences, and the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

•
when the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•
in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxable entity by the same taxation authority in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
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

F-2
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Financial advisory fee is recognized as or when the services are rendered based on the contractual arrangement.

(b)	Asset management fee
Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. The management fee and the performance-based incentive fee are earned for the provision of asset management services, which include portfolio diversification and rebalancing. These services represent a single performance obligation comprised of a series of distinct services which are substantially the same, being provided continuously over the contract period. Asset management fees consist of management and performance fees that are fixed or variable. Variable consideration is determined based on underlying assets under management, i.e. AUM, of a customer’s account at a specified period end. At the end of each reporting period, the Group updates the estimated transaction price (including updating its assessment of whether an estimate of variable consideration is constrained) to represent faithfully the circumstances present at the end of the reporting period and the changes in circumstances during the reporting period. Management fee is recognized when services are performed. Fixed consideration is recognized over the schedule period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Company. Performance-based incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal.
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

F-2
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition (continued)

Revenue from other sources
Fair value changes on financial assets at fair value through profit or loss, stock loan and derivative financial asset are recognized in the period in which they arise. Gain/loss recognized during the current period is recognized as gain/loss related to disposed investment, whereas gain/loss recognized for those financial assets at fair value through profit or loss, stock loan and derivative financial asset held at the end of the reporting period is recognized as net fair value changes on financial assets at fair value through profit or loss and stock loan and net fair value changes on derivative financial asset.
Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.
Contract liabilities
A contract liability is recognized when the payment is made and received or the payment is due (whichever is earlier) from a customer before the Group transfers the related goods or services. Contract liabilities are recognized as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services to the customer).
For certain customers of asset management service, the Company requires upfront payment of management fee and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period. Asset management contracts normally cover periods of one to three years.
Government Grant
Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.
Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current
assets (including property, plant and equipment) are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.
Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable. Such grants are presented under other income.
Employee benefits
Retirement benefit cost
The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees. Contributions are made based on a percentage of the employees’ basic salaries and are charged to profit or loss as they

F-2
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the date of transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in an exchange reserve (attributed to non-controlling
interests as appropriate).
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
In addition, in relation to a partial disposal of a subsidiary that includes a foreign operation that does not result in the Group losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed
to
non-controlling
interests and are not recognized in profit or loss. For all other partial disposals, the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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
Deferred tax
and
current/non-current
classification of investments
Significant judgements on the tax treatment of unrealized gain on certain investments under strategic investment segment are required in determining current income and deferred tax provisions. The Group’s intention has always been to hold these investments for capital appreciation. However, there is uncertainty on whether it is probable that the unrealized gain can be treated as capital in nature and not assessable for profit tax under the relevant tax laws. As such, deferred tax provisions have been recorded under certain circumstances. These investments have also been classified as current assets accordingly for the respective periods. Periodical reviews are performed by the Group to assess the intention of the Group and classification of the investments.
During the year ended December 31, 2020, the Group carried out periodical review based on the internal policy and re-evaluated
the classification of these investments. With the passage of time, the Group considered there is sufficient evidential circumstance to justify the Group’s intention to hold these investments for long term capital appreciation, and re-classified
these investments as
non-current
assets. As the unrealized gain arising from the receipts of
non-current
assets should be treated as capital in nature under the relevant tax laws, accordingly deferred tax liabilities of HK$242,913,577 on the unrealized gain on investments is reversed and recognized as deferred tax credit during the year ended December 31, 2020. In cases where there are changes in facts and circumstances, a material further recognition or reversal of current and/or deferred tax liabilities may arise, which would be recognized in profit or loss for the period in which such further recognition or reversal takes place.
Estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:
Fair value of unlisted equity investments
As of December 31, 2020 and 2021, the fair value of the unlisted equity investment-Investment B (Note 13) and Investment C (Note 13) were estimated using an equity valuation allocation (“EVA”) valuation technique relying on the hybrid method, considering two scenarios in a probability weighted expected return method (‘‘PWERM’’) framework, and using the option pricing method (‘‘OPM’’) to allocate value in the IPO exit scenario. The valuation requires the management to consider two scenarios in its PWERM analysis which was non-IPO
exit event and IPO exit event and hence they were subject to uncertainty. The input of

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
Estimation uncertainty (continued)
Fair value of unlisted equity investments (continued)

the equity value of unlisted equity investment-Investment B and Investment C were estimated using forward price/earnings (“P/E”) ratio as the valuation multiple.
As of December 31, 2020, the fair value of unlisted equity investment-Investment D (Note 13) was determined by considering the prices of recent transactions of the same instruments with the same rights of the same issuers.
As of December 31, 2020, the fair value of unlisted equity investment-Investment E (Note 13) was based on the prices of recent transactions of the same instruments with the same rights of the same issuers. During the year ended December 31, 2021, the valuation technique for the fair value of Investment E has been changed due to the lack of recent transaction price. Thus, the instruments were transferred from Level 2 to Level 3 category. The fair value of this investment as at December 31, 2021 was measured using an EVA valuation technique relying on P/E ratio as the valuation multiple.
As of December 31, 2021, the fair value of unlisted equity investment-Investment G (Note 13) was estimated using an asset-based valuation. The asset-based approach measures the value of Investment G by making reference to the value of individual assets and liabilities. Adjustments are made to the balance sheet based on the differences between the fair value and book value of the assets and liabilities. The adjusted net asset value represents the fair value of Investment G.
As of December 31, 2021, the fair value of unlisted equity investment-Investment F (Note 13) and Investment H (Note 13) were determined by the recent transaction price.
As of December 31, 2020, the fair value of unlisted equity investment-Investment I (Note 13) was estimated with reference to the unadjusted market price of the underlying listed equity securities.
Fair value of derivative financial instrument
The fair value of the derivative financial assets was estimated using the Geometric Brownian Motion and simulated using the Monte Carlo Simulation (‘‘MCS’’) and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial instrument as Level 3.

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

F-3
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

(b)
The asset management segment provides a wide range of asset management products and services, including in relation to listed equity, fixed income securities, hedge funds, structured products, foreign exchange, private equities, alternative investments, discretionary account services, investment advisory services and external asset management services.

(c)	The strategic investment segment engages in proprietary investments and management of investment portfolio in Hong Kong, China and Singapore.
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
Segment liabilities exclude tax payable, convertible bond, derivative financial liability, bank borrowings and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.
Segment revenue and results
For the year ended December
 31, 2019

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contract with customers	455,955,912	124,050,364	—	580,006,276
—others	—	—	624,167,735	624,167,735

	455,955,912	124,050,364	624,167,735	1,204,174,011
Segment results	413,354,182	109,182,198	624,167,734	1,146,704,114

Unallocated other income				22,088,780
Unallocated finance costs				(27,705,955)
Corporate and other unallocated expenses				(151,832,967)

Profit before tax				989,253,972

Other segment information
Depreciation				113,919
Capital expenditure				13,710

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4.	OPERATING SEGMENT INFORMATION (CONTINUED)
Segment revenue and results (continued)

For the year ended December
 31, 2020

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contract with customers	376,324,880	230,938,245	—	607,263,125
—others	—	—	511,277,048	511,277,048

	376,324,880	230,938,245	511,277,048	1,118,540,173
Segment results	339,933,098	225,338,122	511,277,048	1,076,548,268

Unallocated other income				111,867,468
Unallocated finance costs				(21,510,079)
Unallocated net changes in fair value on derivative financial liability				7,765,148
Corporate and other unallocated expenses				(173,250,588)

Profit before tax				1,001,420,217

Other segment information
Depreciation				30,374
Capital expenditure				110,734

For the year ended December
 31, 2021

	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contract with customers	597,097,663	83,379,973	—	680,477,636
—others	—	—	717,366,581	717,366,581

	597,097,663	83,379,973	717,366,581	1,397,844,217
Segment results	580,773,498	77,730,949	717,366,581	1,375,871,028

Unallocated other income				125,538,171
Unallocated finance costs				(12,825,923)
Corporate and other unallocated expenses				(157,406,721)

Profit before tax				1,331,176,555

Other segment information
Depreciation				44,226

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment assets and liabilities

	December 31,
	2020	2021
	HK$	HK$
Segment assets
Investment banking	21,976,920	54,763,265
Asset management	265,452,001	182,765,945
Strategic investment	3,280,242,681	3,755,921,604

Total segment assets	3,567,671,602	3,993,450,814
Unallocated corporate assets	6,958,618,685	2,693,387,229

Total assets	10,526,290,287	6,686,838,043

Segment liabilities
Asset management	249,257,201	155,651,880
Unallocated corporate liabilities	552,857,491	742,312,989

Total liabilities	802,114,692	897,964,869

Geographical information
The following table sets forth the Group’s revenue
from
contract
with
customer by geographical areas based on the location of the customers:
For the year ended December
 31, 2019

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	118,086,900	21,441,042	139,527,942
Mainland China	300,078,498	92,797,260	392,875,758
United States	30,342,514	3,229,613	33,572,127
Others	7,448,000	6,582,449	14,030,449

	455,955,912	124,050,364	580,006,276

For the year ended December 31, 2020

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	212,766,711	21,836,318	234,603,029
Mainland China	163,447,101	192,391,853	355,838,954
Others	111,068	16,710,074	16,821,142

	376,324,880	230,938,245	607,263,125

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

4.	OPERATING SEGMENT INFORMATION (CONTINUED)
Geographical information (continued)

For the year ended December 31, 2021

	Investment banking	Asset management	Total
	HK$	HK$	HK$
Hong Kong	567,806,733	13,407,540	581,214,273
Mainland China	29,290,930	66,206,429	95,497,359
Others	—	3,766,004	3,766,004

	597,097,663	83,379,973	680,477,636

The Group’s revenue is derived solely from its operations in Hong Kong based on the location in which contracts were executed and services were rendered.
As of December 31, 2020 and 2021,
non-current
assets, for the purpose of geographical information, consisting of property, plant and equipment and intangible assets, were all located in Hong Kong.
Information about major customers
During the year ended December 31, 2019 and 2020, no revenue derived from a single customer accounted for 10% or more of the total revenue of the Group.
During the year ended December 31, 2021, one of the customers contributed 19.7% of the revenue of the Group.

F-3
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

5.	REVENUE AND OTHER INCOME
An analysis of revenue is as follows:

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Revenue from contracts with customers
Investment banking
Investment banking fee and income	455,955,912	376,324,880	597,097,663

Asset management
Management fee and performance-based incentive fee	103,509,196	196,352,216	57,230,194
Brokerage and handling fees	19,383,099	33,359,007	25,356,917
Others	1,158,069	1,227,022	792,862

	124,050,364	230,938,245	83,379,973

	580,006,276	607,263,125	680,477,636

Revenue from other sources
Strategic investments
Dividend income	92,316,548	88,078,159	48,711,208
Gain related to disposed investments	8,235,180	82,948,508	125,112,176

	100,551,728	171,026,667	173,823,384

Net fair value changes on financial assets at fair value through profit or loss and stock loan
-from listed equity shares, at quoted price	(683,060,000)	(371,305,326)	54,008,047
-from unlisted equity shares ( note a)	41,456,007	313,561,520	543,543,197
-from unlisted equity linked notes	—	26,688,861	—

Total net fair value changes on financial assets at fair value through profit or loss and stock loan	(641,603,993)	(31,054,945)	597,551,244

Net fair value changes on derivative financial asset	1,165,220,000	371,305,326	(54,008,047)

	624,167,735	511,277,048	717,366,581

Total revenue	1,204,174,011	1,118,540,173	1,397,844,217

Note:

(a)
For the year ended December 2019, 2020 and 2021, net fair value gain arising from investments in equity securities of related parties are HK$ Nil, HK$336,403,752 and HK$545,199,207, respectively (Note 27(
A
)(ii)).

F-3
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information
The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, ‘‘Operating Segment Information’’. The following tables present disaggregated revenue information:
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

F-3
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

F-3
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

5.	REVENUE AND OTHER INCOME (CONTINUED)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2021

Segments	Investment banking	Asset management	Strategic investment	Total
	HK$	HK$	HK$	HK$
Investment banking
Underwriting commission and brokerage fee	29,051,940	—	—	29,051,940
Financial advisory fee	568,045,723	—	—	568,045,723
Asset management
Management fee and performance-based incentive fee	—	57,230,194	—	57,230,194
Brokerage and handling fee	—	25,356,917	—	25,356,917
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss and stock loan	—	—	597,551,244	597,551,244
Net fair value changes on derivative financial asset	—	—	(54,008,047)	(54,008,047)
Gain related to disposed investments	—	—	125,112,176	125,112,176
Dividend income	—	—	48,711,208	48,711,208
Others	—	792,862	—	792,862

Total	597,097,663	83,379,973	717,366,581	1,397,844,217

Segments	Investment banking	Asset management	Total
	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	596,858,673	26,149,779	623,008,452
Services transferred over time	238,990	57,230,194	57,469,184

Total revenue from contracts with customers	597,097,663	83,379,973	680,477,636

The following table shows the amount of revenue recognized in the current period that were included in the contract liabilities at the beginning of the reporting period:

	As of December 31,
	2020	2021
	HK$	HK$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period
Asset management	94,328,532	46,640,036

F-3
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

5.	REVENUE AND OTHER INCOME (CONTINUED)

(ii)	Performance obligations
The transaction prices allocated to the remaining performance obligations of asset management services (unsatisfied or partially unsatisfied) as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	HK$	HK$
Within one year	35,716,912	630,962
More than one year	11,554,086	—

	47,270,998	630,962

The performance obligations expected to be recognized in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year. As of December 31, 2021, the decrease of upfront fees in the categories of “within one year” and “more than one year” was due to early termination of certain contracts of asset management services in the current year and the Group recognized revenue of HK$15,563,437 for the non-refundable receipt in advance from the customer during the year ended December 31, 2021 in respect of such early terminated contracts.
Other income

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Bank interest income	1,115,839	67,783	15,174
Interest income from the immediate holding company (Note 27( A )(iv)) (Note 27( B )(i))	17,562,104	101,159,079	116,028,045
Government grant	—	3,061,665	—
Others	3,412,325	7,578,941	9,494,952

	22,090,268	111,867,468	125,538,171

During the year ended December 31, 2020, the Group
recognized
government grants of HK$3,061,665 applicable to
Covid-19
related subsidies in connection with the Employment Support Scheme provided by the Hong Kong Government.

F-
40

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

6.	OTHER OPERATING EXPENSES
Other operating expenses included in the consolidated statements of profit or loss and other comprehensive income are as follows:

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Other operating expenses
Marketing and brand promotional expenses	12,903,989	5,696,606	597,566
Premises costs and office utilities
—Premises costs	11,965,344	14,244,127	14,226,081
—Office utilities	9,152,802	6,601,790	7,821,627

	21,118,146	20,845,917	22,047,708

Traveling and business development expenses	19,362,587	5,636,354	3,747,166
Commissions and bank charges	2,307,050	1,957,433	1,308,425
Office and maintenance expenses	1,430,834	175,348	55,192
Administrative service fee	12,000,000	24,330,000	24,330,000
Legal and professional fees
—Auditor’s remuneration	11,402,267	12,068,575	7,343,259
—Other legal and professional fees	11,776,501	12,434,767	8,636,734
—Professional indemnity expense	—	11,811,165	8,683,032

	23,178,768	36,314,507	24,663,025

Staff welfare and staff recruitment expenses	2,471,705	1,223,673	2,322,035
Others
—Depreciation	113,919	30,374	44,226
—Foreign exchange differences, net	12,596,647	3,222,789	963,422
—Other expenses	7,213,210	4,290,210	3,715,247

	19,923,776	7,543,373	4,722,895

	114,696,855	103,723,211	83,794,012

7.	STAFF COSTS

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Salaries and bonuses	93,703,848	93,660,617	94,776,416
Pension scheme contributions (defined contribution schemes)	903,649	749,664	809,482

	94,607,497	94,410,281	95,585,898

F-4
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

8.	FINANCE COSTS
An analysis of finance costs is as follows:

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Interests on margin loans payable	27,705,955	12,475,296	—
Interests on convertible bond	—	7,717,348	8,085,419
Interests on bank borrowings	—	1,317,435	4,740,504

	27,705,955	21,510,079	12,825,923

9.	INCOME TAX EXPENSE/(CREDIT)
Hong Kong profits tax has been provided at the rate of 16.5% (2020: 16.5%; 2019: 16.5%) on the estimated assessable profits arising in Hong Kong:

		For the year ended December 31,
	Note	2019	2020	2021
		HK$	HK$	HK$
Hong Kong profits tax
Charge for the year		69,585,469	96,708,600	104,423,916
Overprovision in prior year		—	(143,606)	—
Deferred tax	3, 22	79,556,400	(242,913,577)	—
The People’s Republic of China withholding tax
Charge for the year		9,207,649	8,807,816	4,871,121

		158,349,518	(137,540,767)	109,295,037

Under the
two-tiered
profits tax rates regime

of Hong Kong Profits Tax,
 the first HK$
2
 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$
2
 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong Profits Tax of the qualifying group entity is calculated at
8.25
% on the first HK$
2
million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$
2
million.
The directors of the Company considered the amount involved upon implementation of the two-tiered
profits tax rates regime as insignificant to the consolidated financial statements. Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for the year ended December 31, 2019. For the year ended December 31, 2020 and 2021, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$
2
 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$
2
 million.

F-4
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

9.	INCOME TAX EXPENSE/(CREDIT) (CONTINUED)

A reconciliation of tax expense/(credit) and profit before tax at the Hong Kong statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Profit before tax	989,253,972	1,001,420,217	1,331,176,555

Tax at statutory tax rate of 16.5%	163,226,906	165,234,336	219,644,132
Tax effect of two-tiered profit tax rate	—	(165,000)	(165,000)
Tax effect of non-taxable income	(23,255,305)	(79,190,106)	(95,836,917)
Tax effect of distribution to perpetual securities holders that are deductible for tax purpose	—	—	(20,747,569)
Tax effect of non-deductible expenses	8,952,076	10,887,971	1,566,657
Tax effect of unrecognized temporary difference	223,434	(25,011)	(4,075)
Tax effect of deferred tax liability reversed	—	(242,913,577)	—
Tax effect of tax loss not recognized	24,541	—	—
Overprovision in prior year	—	(143,606)	—
Utilization of tax losses previously not recognized	(29,783)	(33,590)	(33,312)
Withholding tax on the dividend income	9,207,649	8,807,816	4,871,121

Income tax expense/(credit)	158,349,518	(137,540,767)	109,295,037

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
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
The basic earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are calculated by dividing the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent by the number of Class A ordinary shares and Class B ordinary shares, respectively, as if the Reorganization had taken place on January 1, 2019 as mentioned in Note 1.2.
For the year ended December 31, 2020, the diluted earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are based on the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent, adjusted to reflect the interest on the convertible bond, net fair value change of derivative financial liability and the foreign exchange effect of the convertible bond and derivative financial liability of HK$7,717,348, HK$7,765,148 and

HK$
528,958
, respectively. The weighted average number of ordinary shares used in the calculation is the number of
F-4
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

ordinary shares in issue during the year, as used in the basic earnings per share calculation plus the weighted average number of ordinary shares assumed to have been issued on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares. For the year ended December 31, 2021, the computation of diluted earnings per share has not taken into account the effect of convertible bond which is anti-dilutive.
Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2019	2020	2021
Basic earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class A	69,906,757	249,206,548	299,742,816

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class B	868,366,128	810,766,722	796,709,268

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	16,112,737	57,474,495	62,327,851

Weighted average number of Class B ordinary shares outstanding—basic	200,148,822	186,987,093	165,665,944

Basic earnings per share (HK$) Class A	4.34	4.34	4.81

Basic earnings per share (HK$) Class B	4.34	4.34	4.81

Diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class A	69,906,757	248,629,790	299,742,816

Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class B	868,366,128	810,766,722	796,709,268

Denominator:
Weighted average number of Class A ordinary shares outstanding—diluted	16,117,254	58,966,142	62,327,851

Weighted average number of Class B ordinary shares outstanding—diluted	200,204,936	186,987,093	165,665,944

Diluted earnings per share (HK$) Class A	4.34	4.22	4.81

Diluted earnings per share (HK$) Class B	4.34	4.34	4.81

F-4
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	Number of shares
	For the year ended December 31,
	2019	2020	2021
Shares:
Weighted average number of Class A ordinary shares in issue during the year used in the basic earnings per share calculation	16,112,737	57,474,495	62,327,851
Effect of dilution – weighted average number of ordinary shares:
Warrants	864	—	—
Convertible bond	3,653	1,491,647	—

	16,117,254	58,966,142	62,327,851

Weighted average number of Class B ordinary shares in issue during the year used in the basic earnings per share calculation	200,148,822	186,987,093	165,665,944
Effect of dilution – weighted average number of ordinary shares:
Warrants	10,728	—	—
Convertible bond	45,386	—	—

	200,204,936	186,987,093	165,665,944

Other than disclosed above and disclosed elsewhere in these consolidated financial statements, there have been no other transactions involving Class A and Class B ordinary shares between the reporting date and the date of authorization of these financial statements and no other potential ordinary shares in issue.

11.	ACCOUNTS RECEIVABLE

		As of December 31,
	Notes	2020	2021
		HK$	HK$
Receivable from investment banking services	(i)	21,976,920	54,763,265
Receivable from brokers and clearing house	(ii)	19,864,662	21,406,257
Clients’ receivables	(ii)	35,508,668	10,345,158

		77,350,250	86,514,680

Notes:

(i)
The normal settlement terms of receivables from investment banking services are specific terms mutually agreed between the contracting parties. Receivable from investing banking services is non-interest
bearing. As of January 1, 20
20
, the Group has receivable arising from contracts with customers in investment banking services of HK$66,740,188.

(ii)
A
s of
J
anuary
 1, 2020, the Gr
ou
p had receivable
s
arising from contracts with customers in asset management
service of HK$
3,197,245.
As of December 31, 2021, included in the clients’ receivables are non-interest
bearing receivables arising from asset management service of HK$2,765,965 (2020: HK$34,208,077). There are normal settlement terms of those receivables which are specific terms mutually

F-4
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

11.	ACCOUNTS RECEIVABLE (CONTINUED)

agreed between the contracting parties. The normal settlement terms of the remaining clients’ receivables and receivable from brokers and clearing house arising from asset management services are 2 days after trade date or at specific terms agreed with brokers and clearing house. Overdue clients’ receivable is interest-bearing.

The
Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimi
z
e credit risk. Overdue balances are reviewed regularly by senior management. The Group does no
t hold any collateral over its accounts receivable.
An aging analysis of the accounts receivable as of the end of the reporting periods, based on the invoice date, net of loss allowance is as follows:

	As of December 31,
	2020	2021
	HK$	HK$
Not yet due	67,241,210	74,048,058
Past due
Within 1 month	7,797,011	53,633
1 to 3 months	221,183	5,165,947
Over 3 months	2,090,846	7,247,042

	77,350,250	86,514,680

As of December 31, 2020 and 2021, accounts receivable was due from a number of reputable corporate clients, brokers and individual clients.
An impairment analysis of clients’ receivables, receivable from brokers and clearing house, and receivable from investment banking services is performed at each reporting date using probability of default approach to measure expected credit losses. The probability of default and loss given default are estimated based on the Group’s assessment on credit ratings of the accounts receivable and historical loss experience. The notion or categorization of credit risk rating is for internal risk management purposes and is not equivalent to the similar terms applied by other credit rating agencies. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The calculation of ECL considers forward looking information through the use of publicly available economic data and forecasts and management judgement to reflect the qualitative factors and through the use of multiple probability weighted scenarios.
An
impairment for loss allowance of HK$17,109,001
was made on receivables with gross amount of HK$
17,109,001
arising from investment banking service, and was further written off during the year ended December 31, 2020, as the directors of the Company considered there was no realistic prospect of recovery.
As of December 31, 2020, the probability of default ranged from 0.11% to 30.91% and the loss given default was estimated to be 45%. As of December 31, 2021, the probability of default ranged from 0.12% to 4.98% and the loss given default was estimated to be 45%.

	Internal credit risk rating
	AAA	AA	A	BBB	BB	CCC	Total
As of December 31, 2020

Expected credit loss rate	—	—	0.07%	0.05%	—	0.56%	—
Gross carrying amount (HK$‘000)	—	—	21,977	52,723	—	2,650	77,350

F-4
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

11.	ACCOUNTS RECEIVABLE (CONTINUED)

	Internal credit risk rating
	AAA	AA	A	BBB	BB	CCC	Total
As of December 31, 2021

Expected credit loss rate	—	—	0.10%	0.17%	—	0.10%	—
Gross carrying amount (HK$‘000)	—	—	54,763	24,218	—	7,534	86,515
The expected credit losses as of December 31, 2020 and 2021 were immaterial and no loss allowance for accounts receivable was provided.

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2020	2021
	HK$	HK$
Prepayments	23,221,564	20,720,272
Deposits	559,933	516,399
Other receivables	1,090,894	679,711

	24,872,391	21,916,382

Deposits and other receivables mainly represent deposits with the Hong Kong Stock Exchange. Where applicable, an impairment analysis is performed at each reporting date by considering the probability of default of comparable companies with published credit ratings.
As of December 31, 2020 and 2021, the probability of default applied ranged from 0.09% to 0.44% and the loss given default was estimated to be 45%. The recoverability was assessed with reference to the credit status of the debtors, and the expected credit loss as of December 31, 2020 and 2021 is considered to be minimal.
None of the above assets is either past due or credit-impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default.

F-4
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
S
 (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN

	As of December 31,
	2020	2021
	HK$	HK$
Financial assets at fair value through profit or loss, other than stock loan	1,377,856,715	2,574,695,685
Stock loan	878,483,400	211,331,400

Total financial assets at fair value through profit or loss	2,256,340,115	2,786,027,085

Listed equity shares, at quoted price
—Investment A	1,001,399,213	1,055,407,260

Total listed equity shares, at quoted price	1,001,399,213	1,055,407,260

Unlisted equity shares
—Investment B	85,706,112	86,195,893
—Investment C	24,111,436	21,954,381
—Investment D	190,038,137	—
— Investment E (Note 27( A )(ii))	892,565,280	1,120,244,487
—Investment F	—	9,979,264
— Investment G (Note 27( A )(ii))	—	480,700,000
—Investment H	—	11,545,800

Total unlisted equity shares	1,192,420,965	1,730,619,825

Unlisted equity linked notes
—Investment I	62,519,937	—

Total unlisted equity linked notes	62,519,937	—

	2,256,340,115	2,786,027,085

The above unlisted investments at December 31, 2020 and 2021 were equity shares investments issued by enterprises. Financial assets at fair value through profit or loss are categorized into levels 1 to 3. Refer to Note 29 for more information.
On September 17, 2017, the Group entered into certain stock lending agreements with a then shareholder of our immediate holding company, pursuant to which the Group lent certain listed equity shares of Investment A to the then shareholder, who further pledged the shares to a third party as collateral as of December 31, 2020 and these shares have been settled during the year ended December 31, 2021.
On May 1, 2020, the Group entered into a stock lending agreement with the then fellow subsidiary pursuant to which the Group lent certain listed equity shares of Investment A to the then fellow subsidiary and these shares have been returned during the year ended December 31, 2021.
On December 28, 2021, the Group entered into a stock lending agreement with a related company, pursuant to which the Group lent certain listed equity shares of Investment A to the related company, with an interest of 2% per annum based on market value of the listed equity shares of the previous month end.
As of December 31, 2020 and 2021, the fair values of the listed equity shares underlying the stock loan were HK$878,483,400 and HK$211,331,400 respectively. In addition, the net fair value changes on the stock loan were HK$324,855,300 and HK$47,378,880 for the years ended December 31, 2020 and 2021, respectively.

F-4
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN (CONTINUED)

During the year ended December 31, 2020, the Group obtained certain ownership interest in Investment E (AMTD Digital Inc., a fellow subsidiary) in exchange for extinguishment of HK$556,161,528 of
current accounts due from the immediate holding company. The Group does not have right to participate in its policy-making processes, to appoint director nor management or to interchange managerial personnel; accordingly, the Group concluded that it does not have significant influence to direct the relevant activities of the investee and classified the investment as a financial asset at fair value through profit or loss.
During the year ended December 31, 2021, the Group obtained certain ownership interest in Investment G (AMTD Assets Alpha Group, a fellow subsidiary) in exchange for extinguishment of HK$163,180,000 of current accounts due from the immediate holding company. The Group does not have right to participate in its policy-making processes, to appoint director nor management or to interchange managerial personnel; accordingly, the Group concluded that it does not have significant influence to direct the relevant activities of the investee and classified the investment as a financial asset at fair value through profit or loss.
During the year ended December 31, 2020, on the Group’s periodic review, the Group re-evaluated
the classification of these investments and reclassified these investments as non-current.

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

F-4
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
S
 (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)

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

•	On June 30 and September 30, the Agreements were further extended for an additional three months period and thus till December 31, 2020.

•	On October 27, 2020, the Agreements was novated by the original counterparty to an external third party.

•
On December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022, the Agreements were extended for an additional three month period in each case and thus cumulatively till June 30, 2022.

In December 2019, the controlling person of the original counterparty, with which the Group has entered into the Agreements, was appointed as a Director to the Board of Directors of the Company. Accordingly, the counterparty became a related party of the Company until October 27, 2020 when the Agreements were novated to an external party.
The Agreements together with the Addendums satisfied the definition of derivative financial asset in accordance with IFRS 9 and were stated at fair value with any subsequent changes recognized in profit or loss.

F-
50

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

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

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recogni z ed in profit or loss
	HK$	HK$	HK$	HK$
At January 1, 2020	1,147,372,779	17,847,221	1,165,220,000	—
Recogni z ed in profit and loss prior to contract renegotiation on March 31, 2020
- Changes in fair value	307,143,221	—	307,143,221	307,143,221
- Recognition of day 1 profit or loss	—	(17,847,221)	(17,847,221)	(17,847,221)

At March 31, 2020	1,454,516,000	—	1,454,516,000	289,296,000
Contract renegotiation on March 31, 2020	(17,215,921)	17,215,921	—	—

At March 31, 2020	1,437,300,079	17,215,921	1,454,516,000	289,296,000
Recogni z e d in profit and loss prior to contract renegotiation on June 30, 2020
- Changes in fair value	(13,291,518)	—	(13,291,518)	(13,291,518)
- Partial settlement on June 26, 2020	(618,682,641)	—	(618,682,641)	—
- Gain related to disposed investment	106,059,881	—	106,059,881	—
- Recognition of day 1 profit or loss	—	(17,215,921)	(17,215,921)	(17,215,921)

At June 30, 2020	911,385,801	—	911,385,801	258,788,561
Contract renegotiation on June 30, 2020	(3,679,712)	3,679,712	—	—

At June 30, 2020	907,706,089	3,679,712	911,385,801	258,788,561
Recogni z ed in profit and loss prior to contract renegotiation on September 30, 2020
- Changes in fair value	93,693,124	—	93,693,124	93,693,124
- Recognition of day 1 profit or loss	—	(3,679,712)	(3,679,712)	(3,679,712)

At September 30, 2020	1,001,399,213	—	1,001,399,213	348,801,973
Contract renegotiation on September 30, 2020	(3,040,097)	3,040,097	—	—

At September 30, 2020	998,359,116	3,040,097	1,001,399,213	348,801,973

F-5
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognized in profit or loss
	HK$	HK$	HK$	HK$

Recognized in profit and loss prior to contract renegotiation on December 31, 2020
- Changes in fair value	25,543,450	—	25,543,450	25,543,450
- Recognition of day 1 profit or loss	—	(3,040,097)	(3,040,097)	(3,040,097)

At December 31, 2020	1,023,902,566	—	1,023,902,566	371,305,326
Contract renegotiation on December 31, 2020	12,266,453	(12,266,453)	—	—

At December 31, 2020	1,036,169,019	(12,266,453)	1,023,902,566	371,305,326

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recogni z ed in profit or loss
	HK$	HK$	HK$	HK$
At December 31, 2020	1,036,169,019	(12,266,453)	1,023,902,566	—
Recogni z ed in profit and loss prior to contract renegotiation on March 31, 2021
- Changes in fair value	(12,266,453)	—	(12,266,453)	(12,266,453)
- Recognition of day 1 profit or loss	—	12,266,453	12,266,453	12,266,453

At March 31, 2021	1,023,902,566	—	1,023,902,566	—
Contract renegotiation on March 31, 2021	(1,678,713)	1,678,713	—	—

At March 31, 2021	1,022,223,853	1,678,713	1,023,902,566	—
Recogni z ed in profit and loss prior to contract renegotiation on June 30, 2021
- Changes in fair value	(34,326,652)	—	(34,326,652)	(34,326,652)
- Recognition of day 1 profit or loss	—	(1,678,713)	(1,678,713)	(1,678,713)

At June 30, 2021	987,897,201	—	987,897,201	(36,005,365)
Contract renegotiation on June 30, 2021	2,956,755	(2,956,755)	—	—

At June 30, 2021	990,853,956	(2,956,755)	987,897,201	(36,005,365)
Recogni z ed in profit and loss prior to contract renegotiation on September 30, 2021
- Changes in fair value	89,306,993	—	89,306,993	89,306,993
- Recognition of day 1 profit or loss	—	2,956,755	2,956,755	2,956,755

At September 30, 2021	1,080,160,949	—	1,080,160,949	56,258,383
Contract renegotiation on September 30, 2021	1,046,618	(1,046,618)	—	—

At September 30, 2021	1,081,207,567	(1,046,618)	1,080,160,949	56,258,383

F-5
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognized in profit or loss
	HK$	HK$	HK$	HK$

Recognized in profit and loss prior to contract renegotiation on December 31, 2021
- Changes in fair value	(111,313,048)	—	(111,313,048)	(111,313,048)
- Recognition of day 1 profit or loss	—	1,046,618	1,046,618	1,046,618

At December 31, 2021	969,894,519	—	969,894,519	(54,008,047)
Contract renegotiation on December 31, 2021	(1,507,769)	1,507,769	—	—

At December 31, 2021	968,386,750	1,507,769	969,894,519	(54,008,047)

As of December 31, 2021, the counterparty of the derivative contracts pledged certain listed securities as collateral in favour of the Company which had a market value of HK$3,089,570,978 (2020: HK$2,860,797,360).

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

	As of December 31,
	2020	2021
	HK$	HK$
Segregated clients’ bank accounts balances:
- Asset management business	194,907,501	135,843,360
- Others	2,401,674	222,378

	197,309,175	136,065,738

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

16.	CASH AND BANK BALANCES

	As of December 31,
	2020	2021
	HK$	HK$
Cash and cash equivalents:
- Cash on hand	31,031	595,992
- General bank accounts	453,935,733	525,610,116

Total cash and cash equivalents	453,966,764	526,206,108

Cash at banks earns interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

17.	PROPERTY, PLANT AND EQUIPMENT

	Furniture and fixtures	Computer equipment	Total
	HK$	HK$	HK$
Cost:
At January 1, 2020	11,090	4,073,634	4,084,724
Additions	—	110,734	110,734

At December 31, 2020 and January 1, 2021 and December 31, 2021	11,090	4,184,368	4,195,458

Accumulated depreciation:
At January 1, 2020	(8,496)	(4,045,231)	(4,053,727)
Charge for the year	(2,218)	(28,156)	(30,374)

At December 31, 2020 and January 1, 2021	(10,714)	(4,073,387)	(4,084,101)
Charge for the year	(376)	(43,850)	(44,226)

At December 31, 2021	(11,090)	(4,117,237)	(4,128,327)

Carrying amount:
At January 1, 2020	2,594	28,403	30,997

At December 31, 2020	376	110,981	111,357

At December 31, 2021	—	67,131	67,131

18.	INTANGIBLE ASSETS

HK$
Net carrying amount as of December 31, 2020 and December 31, 2021	15,171,170

The intangible assets represented securities trading licenses and trading right with indefinite useful lives because they are expected to contribute to the net cash flows of the Group indefinitely and therefore, are not amortized. The recoverable amount of the intangible assets is determined by reference to the market evidence of recent transaction prices for similar licensed corporations.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

19.	ACCOUNTS PAYABLE

		As of December 31,
	Note	2020	2021
		HK$	HK$
Clients’ payables	(i)	138,747	146,917
Payables to clearing house and brokers	(i)	1,311,748	8,590,241
Clients’ monies held on trust (Note 15)		200,535,707	146,283,760

		201,986,202	155,020,918

Note:

(i)
As of December 31, 2020 and 2021, payables to clearing house and brokers and clients’ payable arising from assets management business are repayable 2 days after trade date or at pre-agreed
specified terms.

An aging analysis of the accounts payable as of the end of the reporting period is as follows:

	As of December 31,
	2020	2021
	HK$	HK$
Within 1 month	1,450,495	155,020,918
Repayable on demand	200,535,707	—

	201,986,202	155,020,918

The balances of accounts payable are unsecured and
non-interest-bearing.

20.	BANK BORROWINGS
A currency analysis of bank borrowings at the end of the reporting periods is as follows:

	As of December 31,
	2020	2021
	HK$	HK$
Hong Kong dollars	116,000,000	116,000,000
United States dollars	116,280,000	272,870,500

	232,280,000	388,870,500

As of December 31, 2020 and 2021, the bank borrowings were unsecured, repayable in one year or on demand and bore average interest rate of 2.1% p.a..
As of December 31, 2020 and 2021, the Group’s aggregate banking facilities amounted to US$30,000,000 (equivalent to HK$232,560,000) and US$50,000,000 (equivalent to HK$389,815,000) of which HK$232,280,000 and HK$388,870,500 were utilized.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

21.	OTHER PAYABLES AND ACCRUALS

		As of December 31,
	Note	2020	2021
		HK$	HK$
Accruals and other payables		81,054,895	91,594,587
Contract liabilities	(i)	47,270,998	630,962

		128,325,893	92,225,549

Note:

(i)	Contract liabilities include upfront fees received to deliver asset management services.

Movements in contract liabilities during the years ended December 31, 2020 and 2021 are as follows:

HK$
At January 1, 2020	111,974,163
Upfront fee received during the year	38,201,342
Revenue recogni z ed during the year	(102,904,507)

At December 31, 2020	47,270,998
Revenue recogni z ed during the year	(46,640,036)

At December 31, 2021	630,962

22.	DEFERRED TAX LIABILITIES
The movements in deferred tax liabilities during the years are as follows:

Unreali z ed gain on investments HK$
At January 1, 2020	242,913,577
Deferred tax charged to profit or loss during the year (Note 9)	(242,913,577)

At December 31, 2020 and January 1, 2021 and December 31, 2021	—

During the year ended December 31, 2020, the Group had
re-evaluated
the temporary difference arising from unreali
z
ed gain on investment and considered it is probable that the investments are capital in nature and therefore not subjected to income tax under the relevant tax regulations based on the Group’s intention to hold the investments for long term capital appreciation. Accordingly, HK$242,913,577 of deferred tax liabilities were reversed and recogni
z
ed as deferred tax credit.
As of December 31, 2020 and 2021, the Group had estimated tax losses arising in Hong Kong of HK$550,615 and HK$348,724 subject to the agreement by the Hong Kong Inland Revenue Department, that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recogni
z
ed in respect of the unutili
z
ed tax losses arising in Hong Kong as it is not considered probable that taxable profits would be available against which the tax losses can be utili
z
ed.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

23.	CONVERTIBLE BOND AND DERIVATIVE FINANCIAL LIABILITY
On December 19, 2019, the Company issued 2% convertible bond with a principal amount of US$15,000,000. There was no movement in the number of u
n
its

of these convertible bonds during the year. The bond is convertible at the option of the bondholders into class A ordinary shares at any time after six months following the date of issuance of the bond and prior to the close of business on the second business day immediately preceding the maturity date of June, 30, 2023. The conversion rate is 99.44 American Depositary Shares (“ADSs”) per US$
1,000
principal. The conversion rate is subject to adjustment upon the occurrence of certain events that have an impact on the number of outstanding shares of the company. The bondholders can convert all or any portion of the bond that equals to or greater than US$10,000,000. However, the bondholders can only exercise such right to convert no more than twice. Any convertible notes not converted, as well as the accrued interest, will be repaid on
June 30, 2023.

The convertible bond has been converted in January 2022.
On
initial recognition, the derivative component of the convertible bond is measured at fair value and presented as a derivative financial liability.
The movement of convertible bond during the years ended December 31, 2020 and 2021 are as follows:

	Liability component	Derivative financial liability
	HK$	HK$
At January 1, 2020	95,995,690	20,813,810
Interest for the year	7,717,348	—
Fair value gain recogni z ed in profit or loss	—	(7,765,148)
Exchange alignment	(434,609)	(94,349)

At December 31, 2020	103,278,429	12,954,313

Interest for the year	8,085,419	—
Exchange alignment	606,536	798,360

At December 31, 2021	111,970,384	13,752,673

24.	SHARE CAPITAL, CAPITAL RESERVE AND TREASURY SHARE S
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
As of December 31, 2021, the Company had ordinary shares outstanding comprising of 62,327,851 Class A ordinary shares and 183,283,628 Class B ordinary shares

(including those repurchased),
respectively. During the year ended December 31, 2020, 21,243,000 Class B ordinary shares held by the controlling shareholder were converted into Class A ordinary shares. No Class B ordinary shares were converted into Class A ordinary shares for the year ended December 31, 2019 and 2021
.

F-5
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

24.	SHARE CAPITAL, CAPITAL RESERVE AND TREASURY SHARES (CONTINUED)

			Numbers of shares
	Notes		Class A ordinary shares	Class B ordinary shares	Class B treasury shares
At January 1, 2019			—	200,000,001	—
Exercise of warrants	(i	)	1,666,666	—	—
Pre-IPO financing	(ii	)	8,236,838	—	—
Initial public offering	(iii	)	23,873,655	—	—
New issuance of shares	(iv	)	7,307,692	4,526,627	—

At December 31, 2019			41,084,851	204,526,628	—

Conversion of class B ordinary shares to class A ordinary shares			21,243,000	(21,243,000)	—

At December 31, 2020 and January 1, 2021			62,327,851	183,283,628	—
Repurchase of ordinary shares	(v	)	—	(69,144,673)	69,144,673

As December 31, 2021			62,327,851	114,138,955	69,144,673

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

(v)	On September 30, 2021, the Company repurchased 69,144,673 Class B ordinary shares from the immediate holding company, amounting to HK$5,000,000,000.

F-5
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT
S
 (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

25.	PERPETUAL SECURITIES
On May 14, 2020, the Company issued US$200,000,000 (equivalent to HK$1,550,020,000) and SGD50,000,000 (equivalent to HK$272,890,845) of perpetual securities at initial distribution rate of 7.25% p.a. (the “Perpetual Securities I”) and 4.5% p.a. (the “Perpetual Securities II”) which are listed on Hong Kong Stock Exchange and Singapore Stock Exchange respectively (collectively the “Perpetual Securities”). Of which, US$38,920,000 (equivalent to HK$301,633,892) of Perpetual Securities I and SGD14,740,000 (equivalent to HK$80,448,221) of Perpetual Securities II were issued in settlement for the redemption of Perpetual Securities issued by the immediate holding company in 2017. The consideration amounting to HK$382,082,113 was settled through the current account with the immediate holding company during the year ended December 31, 2020.
The direct transaction costs attributable to the Perpetual Securities I and Perpetual Securities II in aggregate amounted to HK$4,460,393.
Distributions of the Perpetual Securities I and Perpetual Securities II may be paid semi-annually in arrears on May 14 and November 14 in each year and may be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. Following a deferral, arrears of distributions are cumulative.
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
On October 27, 2021, the Group has early redeemed principal amount of SGD11,188,000 (equivalent to HK$65,104,192) of Perpetual Securities II at the redemption price equal to 75%. A gain of HK$15,949,627 was recorded directly in the retained earnings.
The Perpetual Securities are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the Perpetual Securities. For the year ended December 31, 2020 and 2021, the profit attributable to holders of Perpetual Securities based on the applicable distribution rate, was HK$78,987,714 and HK$125,742,843, respectively, where any distribution could be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. The Company distributed HK$62,753,625 and HK$124,279,754 to the holders of perpetual securities during the year ended December 31, 2020 and 2021, respectively.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

26.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions
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

During the year ended December
31, 2020, the Group subscribed two equity linked notes for a consideration of HK$
148,671,602
issued by
the
tw
o former
 subsidiaries. The underlying securities for an equity linked note were disposed by one of the former
fellow subsidiaries, triggering a settlement of equity linked note for a consideration of HK$
195,789,033
. The Group
recognized
a gain of HK$
82,948,667

from this transaction which was settled in 2020 through the current accounts with AMTD Group under the central treasury agreement.

During the year ended December 31, 2021, the underlying securities for the other equity linked note were disposed by one of the former
fellow subsidiaries, triggering a settlement of equity linked note for a consideration of HK$181,633,667.
The Group recognized a gain related to the disposed investment of
HK$119,113,730
from this transaction which was settled through the current accounts with AMTD Group.

During the year ended December 31, 2021, the Group disposed financial assets at fair value through profit or loss of HK$196,036,584 to a former fellow
subsidiary. The Group recognized a gain related to the disposed investment of HK$
5,998,446
.
The consideration of HK$
196,036,584
was settled through the current account with AMTD Group.

During the year ended December 31, 2021, the Group purchased financial asset
s
at fair value through profit or loss of HK$163,180,000

from AMTD Group. The consideration was settled through the current accounts with AMTD Group.

During the year ended December 31, 2021, the Group repurchased 69,144,673 Class
 B ordinary shares from AMTD Group amounting to
HK$5,000,000,000.
The consideration was settled through current account with AMTD Group.

F-
60

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

26.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(b)	Changes in liabilities arising from financing activities

	Margin loans payable	Derivative financial liability	Convertible bond	Bank borrowings	Total
	HK$	HK$	HK$	HK$	HK$
At January 1, 2019	321,999,549	—	—	—	321,999,549
Cash flow from financing activities	(31,983,066)	20,813,810	95,995,690	—	84,826,434
Interest expenses	27,705,955	—	—	—	27,705,955

At December, 31 2019	317,722,438	20,813,810	95,995,690	—	434,531,938

Cash flow from financing activities	(330,197,734)	—	—	230,962,565	(99,235,169)
Interest expenses	12,475,296	—	7,717,348	1,317,435	21,510,079
Fair value gain recognized in profit or loss	—	(7,765,148)	—	—	(7,765,148)
Exchange alignment	—	(94,349)	(434,609)	—	(528,958)

At December 31, 2020	—	12,954,313	103,278,429	232,280,000	348,512,742

Cash flow from financing activities	—	—	—	151,263,786	151,263,786
Interest expenses	—	—	8,085,419	4,740,504	12,825,923
Exchange alignment	—	798,360	606,536	586,210	1,991,106

At December 31, 2021	—	13,752,673	111,970,384	388,870,500	514,593,557

(c)	Changes in balances with related parties

	For the year ended December 31, 2019
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Investing activities	—	—	(2,957,926,150)

Net cash outflow	—	—	(2,957,926,150)

	For the year ended December 31, 2020
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Investing activities	—	—	(3,581,230,632)

Net cash outflow	—	—	(3,581,230,632)

F-6
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

26.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the year ended December 31, 2021
	Related company HK$	Fellow subsidiaries HK$	Immediate holding company HK$
Investing activities	—	—	(348,701,497)

Net cash outflow	—	—	(348,701,497)

27.	RELATED PARTY TRANSACTIONS

( A )	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		For the year ended December 31,
	Notes	2019	2020	2021
		HK$	HK$	HK$
Underwriting services rendered to immediate holding company	(i)	26,420,072	—	—

Financial advisory services rendered to fellow subsidiaries	(i)	15,691,000	30,231,825	—
Financial advisory services rendered to related companies controlled by a director of the Company	(i)	—	95,513,306	—

Financial advisory services rendered to former fellow subsidiaries	(i)	—	—	104,300,690
Asset management service fee income from a related party controlled by a director of the Company	(i)	478,611	2,672,527	—
Investment banking service income from a related party controlled by a director of the Company	(i)	2,999,584	—	—
Management fee paid to immediate holding company	(i)	150,000	150,000	150,000

Investment advisory fee paid to a fellow subsidiary	(i)	180,000	180,000	180,000

Insurance commission paid to a fellow subsidiary	(i)	84,133	105,251	58,228

Asset management services rendered to fellow subsidiaries	(i)	457,431	1,362	1,147,769

Acquisition of investments from immediate holding company	(ii)(a)	—	556,161,528	163,180,000

Acquisition of investments from fellow subsidiaries	(ii)(b)	—	148,671,602	11,545,800

Disposal of an investment to a former fellow subsidiary	(ii)(c)	—	—	196,036,584

F-6
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years: (continued)

		For the year ended December 31,
	Notes	2019	2020	2021
		HK$	HK$	HK$

Administrative service fee paid to immediate holding company	(iii)	12,000,000	24,000,000	24,000,000
Interest income from immediate holding company	(iv)	17,562,104	101,159,079	116,028,045
Stock loan interest income from a former fellow subsidiary	(i)	—	—	34,740
Recharge from/(to) immediate holding company
—Staff costs		17,936,752	20,156,843	22,081,545
—Premises cost		5,300,986	14,010,263	13,964,993
—Office renovation		869,214	—	—
—Other operating expenses, net		9,798,649	—	—

	(iii)	33,905,601	34,167,106	36,046,538

Treasury shares repurchased from immediate holding company		—	—	5,000,000,000

Perpetual securities redeemed from a fellow subsidiary		—	—	4,648,331
Perpetual securities redeemed from a former fellow subsidiary		—	—	35,719,218

Net changes in fair value on derivative financial asset entered into with a related party	(v)	1,165,220,000	321,797,949	—

Consideration received for disposal of investments to a related party	(v)	—	972,215,580	—

Consideration received for settlement of derivatives contracts with a related party	(v)	—	618,682,641	—

Notes:

(i)	The terms of these services were comparable to the fee and conditions offered to the major customers of the Group.

(ii)
(a) In 2020, the transaction represented the acquisition of 14.4% interest in a fellow subsidiary, AMTD Digital Inc., from AMTD Group based on fair value at the date of acquisition. In 2021, the transaction represented the acquisition of 19.9% interest in another fellow subsidiary, AMTD Assets Alpha Group, from AMTD Group based on the investee’s net asset value on the date of acquisition. The unrealized fair value gain on these two investments for the year ended December 31, 2021 amounted to HK$545.2 million (2020: HK$336.4 million). Also refer to note 32 for the subsequent event relating to the acquisition of further interest in AMTD Digital Inc.

F-6
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years: (continued)

(ii)
(b) In 2020, the transactions represented the acquisition of equity linked notes from a former fellow subsidiaries based on the fair value as of the date of acquisition. In 2021, the transaction represented the acquisition of an unlisted equity investment from a fellow subsidiary. The related realized and unrealized fair value gain recognized for the year ended December 31, 2020 was HK$82,948,508 and HK$26,688,861, respectively. The related realized and unrealized fair value gain recognized for the year ended December 31, 2021 was HK$119,113,730 and HK$Nil, respectively.

(c) The transaction represented the disposal of unlisted equity investment to a related company based on the fair value as of the date of disposal. The gain on disposal amounted to HK$5,998,446.

(iii)
During the year ended December 31, 2019, staff costs, office renovation and other operating expenses (e.g. advertisement and promotional expense) were recharged by the immediate holding company based on the proportion of the Company’s revenue to the consolidated revenue of the immediate holding company, net of expenses incurred by the Group. Premises cost was recharged based on actual usage. Starting from the third quarter of fiscal year 2019, the immediate holding company charged a fixed service fee of HK$6,000,000 per quarter in place of recharging arrangement for certain operating expenses.

(iv)	The transaction represented the interest income charged at 2% per annum (Note 5) on the outstanding amount due from the immediate holding company which was payable on demand.

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

(i)
Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. On August 5, 2019, the Group entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As of December 31, 2020 and 2021, the net balance between the Group and the immediate holding company was an amount due from immediate holding company of HK$6,477,266,499 and HK$2,144,975,230 respectively, which bears interest at 2% per annum and are unsecured and repayable on demand. The Group did not have any outstanding balances with its fellow subsidiaries. For the years ended December 31, 2019, 2020 and 2021, there was no provision for credit loss on amounts due from immediate holding company.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

27.	RELATED PARTY TRANSACTIONS (CONTINUED)

(C)	Compensation of key management personnel of the Group:

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Short-term employee benefits	43,062,534	32,692,568	22,426,846
Other long-term benefit	92,700	54,745	55,200

	43,155,234	32,747,313	22,482,046

28.	FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows:
As of December 31, 2020
Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amorti z ed cost	Total
	HK$	HK$	HK$
Accounts receivable	—	77,350,250	77,350,250
Financial assets included in prepayments, deposits and other receivables	—	1,650,827	1,650,827
Due from immediate holding company	—	6,477,266,499	6,477,266,499
Financial assets at fair value through profit or loss	1,377,856,715	—	1,377,856,715
Stock loan	878,483,400	—	878,483,400
Derivative financial asset	1,023,902,566	—	1,023,902,566
Other assets	—	197,309,175	197,309,175
Cash and bank balances	—	453,966,764	453,966,764

	3,280,242,681	7,207,543,515	10,487,786,196

F-6
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

28.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	HK$	HK$	HK$

Accounts payable	—	201,986,202	201,986,202
Financial liabilities included in other payables and accruals	—	54,162,984	54,162,984
Bank borrowings	—	232,280,000	232,280,000
Derivative financial liability	12,954,313	—	12,954,313
Convertible bond	—	103,278,429	103,278,429

	12,954,313	591,707,615	604,661,928

As of December 31, 2021
Financial assets

	Financial assets at fair value through profit or loss
	Mandatorily required to be measured at fair value	Financial assets at amorti z ed cost	Total
	HK$	HK$	HK$
Accounts receivable	—	86,514,680	86,514,680
Financial assets included in prepayments, deposits and other receivables	—	1,196,110	1,196,110
Due from immediate holding company	—	2,144,975,230	2,144,975,230
Financial assets at fair value through profit or loss	2,574,695,685	—	2,574,695,685
Stock loan	211,331,400	—	211,331,400
Derivative financial asset	969,894,519	—	969,894,519
Other assets	—	136,065,738	136,065,738
Cash and bank balances	—	526,206,108	526,206,108

	3,755,921,604	2,894,957,866	6,650,879,470

F-6
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

28.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	HK$	HK$	HK$

Accounts payable	—	155,020,918	155,020,918
Financial liabilities included in other payables and accruals	—	72,107,680	72,107,680
Bank borrowings	—	388,870,500	388,870,500
Derivative financial liability	13,752,673	—	13,752,673
Convertible bond	—	111,970,384	111,970,384

	13,752,673	727,969,482	741,722,155

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	Carrying amounts		Fair values
	As of December 31,		As of December 31,
	2020	2021	2020	2021
	HK$	HK$	HK$	HK$
Financial assets
Financial assets at fair value through profit or loss	1,377,856,715	2,574,695,685	1,377,856,715	2,574,695,685
Derivative financial asset	1,023,902,566	969,894,519	1,036,169,019	968,386,750
Stock loan	878,483,400	211,331,400	878,483,400	211,331,400

	3,280,242,681	3,755,921,604	3,292,509,134	3,754,413,835

Financial liabilities
Derivative financial liability	12,954,313	13,752,673	12,954,313	13,752,673

Management has assessed that the fair values of cash and cash balances, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, other assets, accounts payable, financial liabilities included in other payables and accruals and convertible bond, approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates.
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

F-6
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

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
As of December 31, 2020 and 2021, the fair values of listed equity investments, including the stock loan, and an unlisted equity linked note were based on quoted market prices.
The valuation methodologies for material unlisted equity securities are set out in Note 3 to the consolidated financial statements.
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

F-6
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Below is summary of significant unobservable inputs t
o
 valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2020:

	Valuation technique	Significant unobservable input	Range or estimate	Sensitivity of value to the input
Unlisted equity investment Investment B	Multiple/ EVA	Equity volatility	63.61%	5% increase/decrease in volatility results in decrease/increase in fair value by 3.5%/3.3%
Unlisted equity investment Investment C	Multiple/ EVA	Equity volatility	39.64%	5% increase/decrease in volatility results in decrease/increase in fair value by 0.9%/0.9%

		Average P/E multiple of peers	10.4	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 4.7%/4.7%

Derivative financial asset	MCS	Volatility of Underlying Assets	46.03%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.23%/0.11%

		Credit rating	BB	One rank level increase in credit rating of counterparty from BB to BBB results in increase in fair value by 0.02%

				One rank level decrease in credit rating of counterparty from BB to B results in decrease in fair value by 0.16%

Derivative financial liability	Binomial option pricing model	Volatility	56.58%	5% increase/decrease in volatility results in increase/decrease in fair value by 1.63%/1.66%

		Discount rate	9.77%	5% increase/decrease in credit spread results in increase/decrease in fair value by 8.22%/9.41%

F-6
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2021:

	Valuation technique	Significant unobservable input	Range or estimate	Sensitivity of value to the input
Unlisted equity investment Investment B	Multiple/EVA	Equity volatility	75.29%	5% increase/decrease in volatility results in decrease/increase in fair value by 0%/ 0%

		Median Forward P/E multiple of peers	2.10	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 0%/ 1.9%

Unlisted equity investment Investment C	Multiple/EVA	Equity volatility	48.52%	5% increase/decrease in volatility results in decrease/increase in fair value by 1.3%/1.3%

		Median Forward P/E multiple of peers	18.97	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 4.2%/4.3%

Unlisted equity investment Investment E	Multiple/EVA	Average P/E multiple of peers	61.29	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 5.0%/5.0%

		Discount of lack of marketability	45%	5% increase/decrease in discount of lack of marketability results in decrease/increase in fair value by 4.1%/4.1%

Unlisted equity investment Investment G	Net Asset Value Method	Net Asset Value	Note (a)	5% increase/decrease in net asset value results in increase/decrease in fair value by 5.0%/5.0%

Derivative financial asset	MCS	Volatility of Underlying Assets	35.95%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.06%
Derivative financial liability	Binomial option pricing model	Volatility	46.21%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.07%/0.13%

		Discount rate	12.52%	5% increase/decrease in discount rate results in decrease/increase in fair value by 0.70%/0.71%

Note:

a.
The fair value is derived from the net asset value of Investment G that is mostly attributable from its underlying property investments with their fair value being measured by income approach. The directors of the Company considered that remaining assets or liabilities in Investment G are not significant to the amount of overall investment and approximated to their fair value.

F-
70

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value Hierarchy
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:
Assets measured at fair value
:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Recent transaction price (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As of December 31, 2020
Financial assets at fair value through profit or loss	185,435,750	892,565,280	299,855,685	1,377,856,715
Stock loan	878,483,400	—	—	878,483,400

	1,063,919,150	892,565,280	299,855,685	2,256,340,115
Derivative financial asset	—	—	1,023,902,566	1,023,902,566

	1,063,919,150	892,565,280	1,323,758,251	3,280,242,681

As of December 31, 2021
Financial assets at fair value through profit or loss	844,075,860	21,525,064	1,709,094,761	2,574,695,685
Stock loan	211,331,400	—	—	211,331,400

	1,055,407,260	21,525,064	1,709,094,761	2,786,027,085
Derivative financial asset	—	—	969,894,519	969,894,519

	1,055,407,260	21,525,064	2,678,989,280	3,755,921,604

Liability measured at fair value
:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Recent transaction price (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$

As of December 31, 2020
Derivative financial liabilities	—	—	12,954,313	12,954,313

As of December 31, 2021
Derivative financial liabilities	—	—	13,752,673	13,752,673

Other than the transfer from level 2 to 3 as mentioned in Note 3 during the year ended December 31, 2021, there was no other transfer between levels during the years ended December 31, 2019 and 2020. Transfers between levels of the fair value hierarchy are deemed to occur at the end of each reporting period.

F-7
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The movements in fair value measurements within Level 3 during the years are as follow:

	For the year ended December 31,
	2019	2020	2021
	HK$	HK$	HK$
Unlisted equity shares at fair value through profit or loss:
At January 1,	281,241,909	322,697,916	299,855,685
Addition	—	—	163,180,000
Transfer	—	—	1,120,244,487
Disposal	—	—	(196,036,584)
Net fair value changes recognized in profit or loss	41,456,007	(22,842,231)	321,851,173

At December 31,	322,697,916	299,855,685	1,709,094,761

The total profits for the year included an unrealized gain of HK$315,852,726 relating to level 3 financial assets at FVTPL that are measured at fair value held as at December 31, 2021 (Unrealized gain of HK$41,456,007 and unrealized loss of HK$22,842,231 as at December 31, 2019 and 2020, respectively). Fair value gains or losses on financial assets at FVTPL are included in the “Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets) and stock loan” line item.

For the year ended December 31, 2019
HK$
Warrants at fair value through profit or loss:
At January 1,	—
Issued	15,699,600
Exercised	(15,699,600)

At December 31,	—

	For the year ended December 31,
	2020	2021
	HK$	HK$
Derivative financial asset (Note 14):
At January 1,	1,165,220,000	1,023,902,566
Recognition of day 1 profit or loss deferred on inception of contract, renegotiation and extension	(41,782,951)	14,591,113
Net fair value gains recogni z ed in profit or loss	413,088,277	(68,599,160)
Gain related to disposed investment	106,059,881	—
Partial settlement	(618,682,641)	—

At December 31,	1,023,902,566	969,894,519

F-7
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

	For the year ended December 31,
	2020	2021
	HK$	HK$
Derivative financial liability (Note 23):
At January 1,	20,813,810	12,954,313
Net fair value changes recognized in profit or loss	(7,765,148)	798,360
Exchange alignment	(94,349)	—

At December 31,	12,954,313	13,752,673

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group has various financial assets and liabilities such as financial assets at fair value through profit or loss, stock loan, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, other assets, accounts payable, financial liabilities included in other payables and accruals which primarily arise directly from its operations.
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
At December 31, 2020 and 2021, if there had been a 5% increase/decrease in the equity price of listed equity shares, included in financial assets at fair value through profit or loss and stock loan, with all other variables held constant, the Group’s profit before tax would have been approximately HK$50,070,000 and HK$52,770,000 higher/lower.
At December 31, 2020 and 2021, if there had been a 5% increase/decrease in the equity price of unlisted equity shares and unlisted equity linked notes, included in financial assets at fair value through profit or loss, with all other variables held constant, the Group’s profit before tax would have been approximately HK$62,747,000 and HK$86,531,000 higher/lower.
The Group had concentration risk in its strategic investments segment as 100% of stock loan at December 31, 2020 and 2021 were investments in listed equity shares in Investment A and 65% and 43% of financial assets at fair values through profit or loss at December 31, 2020 and 2021 were investments in unlisted equity shares in Investment E.

F-7
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Price risk (continued)
On April 1, 2019, the Group entered Agreements with the counterparty in relation to the movement of the share price of the entirety of the Underlying Assets to reduce the Group’s exposure the changes in fair value of financial assets. The Agreements were modified and renewed several times as disclosed in Note 14. The derivative financial asset is initially recogni
z
ed at fair value and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss. During the year ended December 31, 2020 and 2021, changes in the fair value of the derivative financial asset of HK$371,305,326 and HK$54,008,047, were charged to profit or loss.

Foreign currency risk
Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of the Group, i.e. HK$, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. As HK$ is currently pegged to United States dollars (‘‘US$’’), management considers that there is no significant foreign currency risk arising from the Group’s monetary assets and the liability denominated in US$.
The Group’s key currency risk exposure primarily arises from accounts receivable and bank balances denominated in Renminbi (“RMB”), New Taiwan Dollar (“NTD”) and Singapore Dollar (“SGD”). As of December 2020 and 2021
,
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
No sensitivity analysis has been presented for variable rate bank balances and variable rate bank borrowings as the bank deposit and bank borrowings as the cash flow interest exposure is insignificant.
Interest rate benchmark reform
As listed in Note 20, several of the Group’s HIBOR bank borrowings may be subject to the interest rate benchmark reform. The Group is closely monitoring the market and managing the transition to new benchmark interest rates, including announcements made by the relevant IBOR regulators.

F-7
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Interest rate benchmark reform (continued)

HIBOR
While the Hong Kong Dollar Overnight Index Average (“HONIA”) has been identified as an alternative to HIBOR, there is no plan to discontinue HIBOR. The multi-rate approach has been adopted in Hong Kong, whereby HIBOR and HONIA will co-exist.
As part of the Group’s risk management for transition, new contracts entered into by the Group are linked to the relevant alternative benchmark rates or interest rates which are not subject to reform to the extent feasible. Otherwise, the Group ensured the relevant contracts include detailed fallback clauses clearly referencing the alternative benchmark rate and the specific triggering event on which the clause is activated.
Subsequent to the year ended December 31, 2021, the HIBOR bank borrowing has been repaid.
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

The Group has credit risk exposure in relation the Agreements entered into with a counterparty amounting to HK$1,023,902,566 and HK$969,894,519 as of December 31, 2020 and 2021, respectively (Note 14). On December 20, 2019, the Group entered into a pledge agreement with the same counterparty pursuant to which the counterparty pledged certain listed securities to the Group as collateral. As of December 31, 2020 and 2021, the market value of listed securities pledged to the Group amounted to approximately HK$2,860,797,360 and HK$3,089,570,978, respectively (Note 14).
The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group’s maximum exposure to credit risk.
Other than accounts receivable mentioned in Note 11, the credit risk on liquid funds is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on amounts due from immediate holding company is not significant after considering immediate holding company’s financial background and creditability.

F-7
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Interest rate benchmark reform (continued)
Credit risk (continued)

Maximum exposure and staging as of December 31, 2020 and 2021
As of December
 31, 2020

	12-month ECLs	Lifetime ECLs			HK$
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$
Accounts receivable*	21,165,253	—	—	56,184,997	77,350,250
Financial assets included in prepayments, deposits and other receivables
—Normal**	1,650,827	—	—	—	1,650,827
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	6,477,266,499	—	—	—	6,477,266,499
—Doubtful**	—	—	—	—	—
Other assets
—Not yet past due	197,309,175	—	—	—	197,309,175
Cash and bank balances
—Not yet past due	453,966,764	—	—	—	453,966,764

	7,151,358,518	—	—	56,184,997	7,207,543,515

*
For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix and internal credit rating mentioned in Note 11 to the consolidated financial statements.

**
The credit quality of the financial assets included in prepayments, deposits and other receivables, and due from immediate holding company is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition; “doubtful” when there has been significant increase in credit risk since initial recognition through information developed internally or externally; “loss” when there is evidence indicating the asset is credit-impaired: and “
write-off
” when there is evidence indicating that the debtor is in severe financial difficulty and Group has no realistic prospect of recovery.

F-7
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Credit risk (continued)

Maximum exposure and staging as of December 31, 2020 and 2021 (continued)
As of December 31, 2021

	12-month ECLs	Lifetime ECLs			HK$
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$
Accounts receivable*	21,545,865	—	—	64,968,815	86,514,680
Financial assets included in prepayments, deposits and other receivables
—Normal**	1,196,110	—	—	—	1,196,110
—Doubtful**	—	—	—	—	—
Due from immediate holding company
—Normal**	2,144,975,230	—	—	—	2,144,975,230
—Doubtful**	—	—	—	—	—
Other assets
— Not yet past due	136,065,738	—	—	—	136,065,738
Cash and bank balances
— Not yet past due	526,206,108	—	—	—	526,206,108

	2,829,989,051	—	—	64,968,815	2,894,957,866

*
For accounts receivable to which the Group applies the simplified approach for impairment, information based on the provision matrix and internal credit rating mentioned in Note 11 to the consolidated financial statements.

**
The credit quality of the financial assets included in prepayments, deposits and other receivables and due from immediate holding company is considered to be “normal” when they are not past due and there is no information indicating that the financial assets had a significant increase in credit risk since initial recognition; “doubtful” when there has been significant increase in credit risk since initial recognition through information developed internally or externally; “loss” when there is evidence indicating the asset is credit-impaired: and “
write-off
” when there is evidence indicating that the debtor is in severe financial difficulty and Group has no realistic prospect of recovery.

Liquidity risk
The Group aims to maintain cash and credit lines to meet its liquidity requirements. The Group finances its working capital requirements through a combination of funds generated from operations, loans and equity financing.

F-7
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Liquidity risk (continued)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	As of December 31, 2020
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	201,986,202	—	—	201,986,202
Bank borrowings	2.1%	233,493,790	—	—	233,493,790
Financial liabilities included in other payables and accruals	N/A	54,136,011	—	—	54,136,011
Convertible bond	7.8%	—	—	124,606,940	124,606,940

		489,616,003	—	124,606,940	614,222,943

	As of December 31, 2021
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	155,020,918	—	—	155,020,918
Bank borrowings	2.1%	390,926,836	2,631,251	—	393,558,087
Financial liabilities included in other payables and accruals	N/A	72,029,390	—	—	72,029,390
Convertible bond	7.8%	—	—	125,319,026	125,319,026

		617,977,144	2,631,251	125,319,026	745,927,421

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
In addition, AMTD GM is registered licensed insurance broker company under the Insurance Authority, which is required to maintain a minimum capital and net assets value of not less than HK$500,000.

F-7
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

30.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Capital risk management (continued)

There were no changes on the Group’s approach to capital risk management during the years ended December 31, 2020 and 2021. The Group’s regulated entities have complied with the capital requirements imposed by regulatory bodies at all time during both the current and prior financial years.

31.	STOCK INCENTIVE PLAN
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

32.	SUBSEQUENT EVENTS
In December 2021, the Group announced the proposed issuance and placement of
11,682,242
Class A and Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors, subject to fulfilling certain closing conditions. The placement was completed before the approval date of the consolidated financial statements.
In January 2022, the Group entered into definitive agreements to acquire 100% of the equity interest in L’Officiel Inc. SAS, a global fashion media holding group. As at the approval date of the consolidated financial statements, the transaction has not yet been completed and the Group has still been negotiating with the counterparties to finalize the closing conditions.
In February 2022, the Group acquired from AMTD Group
 31,732,000

Class A ordinary shares and
24,202,000
Class B ordinary shares, amounting to
82.7%
of the outstanding issued shares in AMTD Digital Inc. (“AMTD Digital”), a fellow subsidiary and comprehensive one-stop digital solutions platform in Asia, for a consideration of
US$992.8
million. The consideration was settled by the issuance of
67,200,330
newly issued Class A ordinary shares and
51,253,702
newly issued Class B ordinary shares of the Company, priced at
US$8.38

per share. Prior to the transaction, the Group held
14.4%
of the issued and outstanding shares in AMTD Digital. AMTD Digital became a consolidated subsidiary after the transaction and the Group will adopt the principle of pooling of interest method.

33.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authori
z
ed for issue by the Board of Directors on
April 18, 2022
.

F-7
9