Form 20-F
period 2022-12-31
AMTD IDEA GROUP
filed 2023-04-28
CIK 1769731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
William Fung, Chief Executive Officer
23/F Nexxus Building
41 Connaught Road Central
Hong Kong
Telephone: +852 3163-3389
Facsimile: +852 3163-3289
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share	AMTD	New York Stock Exchange
Class A ordinary shares, par value US$0.0001 per share *

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12 (g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 144,077,210 Class A ordinary shares, par value US$0.0001 per share, and 233,526,979 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.
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
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☒
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

INTRODUCTION

Our Corporate Structure

AMTD IDEA Group is a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong, Singapore, the United States, France, and Italy. Investors in the ADSs thus are purchasing equity interest in a Cayman Islands holding company that has no substantive operations. As a holding company, AMTD IDEA Group may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I—Our Corporate Structure.”

Although we do not have any material operations in Mainland China or any variable interest entities in place, the business operations of certain investee companies of ours are conducted in Mainland China. PRC laws do not currently prohibit direct foreign investment in our investee companies in Mainland China, and our investors could potentially own equity interests in our investee companies in Mainland China. Nonetheless, we, together with our investee companies in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations, and PRC regulatory authorities could disallow the corporate structure through which we invest in our investee companies or hold our subsidiary, if any, in Mainland China, and could extend such prohibition to our Hong Kong operations, which could lead to a material change in our operations and/or a material change in the value of the ADSs, and could cause the value of the ADSs to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless.”

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong and the United States. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances. In 2022, a total of HK$355.8 million was transferred in the form of cash advances from our subsidiaries to our Cayman Islands holding company and a total of HK$123.0 million was transferred from our Cayman Islands holding company to our subsidiaries. No material transfer of other assets was made between our holding company and subsidiaries in 2022 and we intend to settle amounts owed between our Cayman Islands holding company and Hong Kong subsidiaries to the extent required by our business operations. No dividends or distributions were made by a subsidiary to our holding company in the past, and no dividends or distributions are intended to be made by a subsidiary to our holding company in the near future. Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividends or distributions are intended to be made by our Cayman Islands holding company in the near future. See “Part I—Cash Transfers and Dividend Distribution.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the

HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in Mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Frequently Used Terms

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“ADRs” refers to the American depositary receipts that evidence the ADSs;

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares;

•

“AMTD,” “we,” “us,” or “our company” refers, prior to the restructuring which was completed in April 2019, to capital market solutions, and strategic investment businesses and, after the completion of the restructuring, to AMTD IDEA Group (formerly known as AMTD International Inc.), a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“AMTD Assets” refers to AMTD Assets Group, a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“AMTD Digital” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“AMTD Group” or “Controlling Shareholder” refers to AMTD Group Inc. (formerly known as AMTD Group Company Limited), a British Virgin Islands company;

•	“China” or “PRC” refers to the People’s Republic of China including Hong Kong and Macau and excluding, for the purpose of this annual report only, Taiwan

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

•	“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

•	“HKSFC” refers to the Securities and Futures Commission of Hong Kong;

•	“HKSFO”refers to the Securities and Futures Ordinance (Cap. 571) of Hong Kong;

•	“L’Officiel” refers to L’Officiel Inc. SAS, a company incorporated in France, and its subsidiaries;

•	“SG$” refers to the legal currency of Singapore;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“SEHK” refers to the Stock Exchange of Hong Kong Limited;

•	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares; and

•	“US$” or “U.S. dollars” refers to the legal currency of the United States.

Rounding and Currency

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Hong Kong dollars. This annual report on Form 20-F contains translations from Hong Kong dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Hong Kong dollars to U.S. dollars were made at a rate of HK$7.8015 to US$1.00, which was the certified noon buying rate in effect as of December 30, 2022, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Hong Kong dollar amounts referred to in this annual report on Form 20-F could have been, or could be, converted to U.S. dollars at any particular rate, or at all.

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

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition, and results of operations;

•	the trends in, expected growth and market size of our industries;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industries;

•	our proposed use of proceeds;

•	government policies and regulations relating to our industries;

•	fluctuations in general economic and business conditions in Hong Kong, Mainland China, and globally, and

•	assumptions underlying or related to any of the foregoing.

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

This annual report contains certain data and information that we obtained from industry publications and reports generated by third-party providers of market intelligence. We have not independently verified the accuracy or completeness of the data and information contained in these publications and reports. Statistical data in these publications also include projections based on a number of assumptions. Our industries may not grow at the rate projected by market data, or at all. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs or our Class A ordinary shares. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

PART I

Our Corporate Structure

AMTD IDEA Group is a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Hong Kong, Singapore, the United States, France, and Italy. Investors in the ADSs thus are purchasing equity interest in a Cayman Islands holding company that has no substantive operations. As a holding company, AMTD IDEA Group may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I—Selected Consolidated Financial Data.” In addition, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders.

The following diagram generally illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report. For details, see “Item 4. Information on the Company—C. Organizational Structure.

Notes:

(1)

Our shareholders include (i) holders of our ordinary shares such as AMTD Group and Infinity Power Investments Limited, and (ii) public investors. For details relating to our share ownership, see “Item 4. Information on the Company—E. Share Ownership.”

(2)	The other shareholders of AMTD Digital mainly include third party investors, one of our employees and public investors.
(3)	AMTD Property Investment Holdings Limited has six subsidiaries in Cayman Islands, British Virgin Islands and Hong Kong.
(4)

AMTD Digital Financial Holdings Limited has eleven subsidiaries in British Virgin Islands, Singapore and Hong Kong. AMTD Digital Media Holdings Limited has one subsidiary in Hong Kong. AMTD Digital Investments Holdings Limited has twelve subsidiaries in British Virgin Islands, Hong Kong and Singapore.

(5)	L’Officiel Inc. SAS has eight subsidiaries in the United States, France, Italy, Singapore and Malaysia.

As used in this annual report, “AMTD,” “we,” “us,” “our company,” or “our” refers, prior to the restructuring which was completed in April 2019, to our capital market solutions, and strategic investment businesses and, after the completion of the restructuring, to AMTD IDEA Group (formerly known as AMTD International Inc.), a Cayman Islands exempted company with limited liability, and its subsidiaries.

Although we do not have any material operations in Mainland China or any variable interest entities in place, the business operations of certain investee companies of ours are conducted in Mainland China. PRC laws do not currently prohibit direct foreign investment in our investee companies in Mainland China, and our investors could potentially own equity interests in our investee companies in Mainland China. Nonetheless, we, together with our investee companies in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations, and PRC regulatory authorities could disallow the corporate structure through which we invest in our investee companies or hold our subsidiary, if any, in Mainland China, and could extend such prohibition to our Hong Kong operations, which could lead to a material change in our operations and/or a material change in the value of the ADSs, and could cause the value of the ADSs to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless.”

Risks Relating to Doing Business in Mainland China and Hong Kong

We face various legal and operational risks and uncertainties relating to our operations. Although we do not have any material operations in Mainland China or any variable interest entities in place, we and certain investee companies of ours whose business operations are primarily conducted in Mainland China face risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the PRC government statements and regulatory developments, such as those relating to regulatory approvals on offshore offerings, anti-monopoly regulatory actions, oversight on cybersecurity and data privacy, and variable interest entities, would apply to us or our investee companies. Should these statements or regulatory actions apply to our investee companies or to ourselves, including our Hong Kong operations, in the future, or if we expand our business operations into Mainland China such that we become subject to them to a greater extent, our ability to conduct our business, invest into or maintain our investment in Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted. For example, PRC regulators have been increasingly focused on regulation in areas of data security and data protection and the PRC regulatory requirements regarding cybersecurity are constantly evolving. Various regulatory bodies in China, including the Cyberspace Administration of China, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. As of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. Our management have conducted an analysis of the status and scope of our operations, including data compliance, and have concluded that currently we do not expect that PRC laws and regulations on data security, data protection or cybersecurity to be applied to us or that the oversight of the Cyberspace Administration of China will be extended to our operations outside of Mainland China. However, we still face uncertainties regarding the interpretation and implementation of these laws and regulations in the future and if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our public offerings at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”

Risks and uncertainties arising from the legal system in Mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in Mainland China, could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless”.

The PRC government has significant authority to regulate, influence or intervene in the Mainland China operations of an offshore holding company at any time. It also oversees and controls and may exert more control over offerings conducted outside China by, and foreign investment in, China-based issuers. We cannot assure you that such oversight and control will not be extended to companies operating in Hong Kong such as us. These risks, together with uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws, regulations, and policies, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. For a detailed description of risks relating to doing business in Mainland China and Hong Kong, see “Item 3.Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in Mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in Mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in Mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

As of the date of this annual report, we do not have any subsidiary or material operation in Mainland China and we have not collected, stored, or managed any personal information in Mainland China. We have not offered any products or services to Mainland Chinese consumers and we do not have any offices in Mainland China or any staff located in Mainland China. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our securities to foreign investors as of the date of this annual report, including permissions from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC. As of the date of this annual report, we have not been denied any permission or approval from the CSRC or the CAC.

Notwithstanding the foregoing, if (i) we do not receive or maintain any permission or approval required of us, (ii) we inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change and we become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If we are unable to do so, on commercially reasonable terms, in a timely manner or otherwise, we may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into Mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless,” and “Item 3. Key Information—D. Risk Factors— Risks Relating to Doing Business in Mainland China and Hong Kong—If we were to be required to obtain any permission or approval from or complete filing with the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.”

Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. The selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2020, 2021 and 2022 and the selected consolidated statements of financial position data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of profit or loss and other comprehensive income data for the years ended December 31, 2018 and 2019 and the selected consolidated statements of financial position data as of December 31, 2018, 2019 and 2020 are derived from our audited consolidated financial statements that have not been included herein. Our consolidated financial statements are prepared and presented in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standard Board, or IASB.

Our historical results do not necessarily indicate results expected for any future periods.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenue
Capital market solutions services income	367,538	580,006	607,263	680,478	581,933	74,592
Digital solutions and other services income	—	—	—	—	183,573	23,530
Fashion and luxury media advertising and marketing services	—	—	—	—	59,679	7,650
Dividend and gain related to disposed investments	99,228	100,552	171,027	173,823	223,343	28,628

Sub-total	466,766	680,558	778,290	854,301	1,048,528	134,400
Net fair value changes on investments, stock loan and derivatives	256,460	523,616	340,250	543,543	323,353	41,448

Total revenue	723,226	1,204,174	1,118,540	1,397,844	1,371,881	175,848
Other income	15,393	22,090	111,867	125,538	141,462	18,133
Other gain	—	—	—	—	153,488	19,674
Impairment losses under expected credit loss model on financial assets	—	—	(17,109)	—	(3,920)	(502)
Other operating expenses, staff costs and finance costs	(129,654)	(237,010)	(219,643)	(192,206)	(314,559)	(40,320)
Net fair value changes on derivative financial liability	—	—	7,765	—	13,347	1,711

Profit before tax	608,965	989,254	1,001,420	1,331,176	1,361,699	174,544
Income tax (expense)/credit	(83,840)	(158,350)	137,541	(109,295)	(104,984)	(13,457)

Profit for the year	525,125	830,904	1,138,961	1,221,881	1,256,715	161,087

Other comprehensive income for the year	—	—	1,022	739	1,792	230
Profit and other comprehensive income attributable to:
—Ordinary shareholders	468,061	938,272	1,060,996	1,096,896	1,113,283	142,701
—Holders of perpetual securities	—	—	78,987	125,743	122,971	15,763
Non-controlling interests	57,064	(107,368)	—	(19)	22,253	2,853

Total comprehensive income for the year	525,125	830,904	1,139,983	1,222,620	1,258,507	161,317

Class A ordinary shares:
Profit per share attributable to ordinary shareholders
Basic	—	4.34	4.34	4.81	3.71	0.48
Diluted	—	4.34	4.22	4.81	3.71	0.48
Weighted average number of ordinary shares used in per share calculation
Basic	—	16,113	57,474	62,328	138,491	138,491
Diluted	—	16,117	58,966	62,328	138,491	138,491
Class B ordinary shares:
Profit per share attributable to ordinary shareholders
Basic	2.34	4.34	4.34	4.81	3.71	0.48
Diluted	2.34	4.34	4.34	4.81	3.71	0.48
Weighted average number of ordinary shares used in per share calculation
Basic	200,000	200,149	186,987	165,666	160,960	160,960
Diluted	200,000	200,205	186,987	165,666	160,960	160,960

	As of December 31,
	2018	2019	2020	2021	2022
	HK$	HK$	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Total non-current assets	15,302	15,202	2,209,103	2,801,265	2,338,092	299,698
Total current assets	7,091,887	8,255,491	8,317,188	3,885,573	5,933,200	760,520

Total assets	7,107,189	8,270,693	10,526,291	6,686,838	8,271,292	1,060,218

Total non-current liabilities (interest-bearing)	—	116,810	116,233	125,723	3,569	457
Total non-current liabilities (non-interest-bearing)	163,357	242,914	—	—	25,786	3,305
Total current liabilities (interest-bearing)	322,000	317,722	232,280	388,871	156,910	20,113
Total current liabilities (non-interest-bearing)	3,427,430	764,752	453,602	383,371	268,399	34,404

Total liabilities	3,912,787	1,442,198	802,115	897,965	454,664	58,279
Share capital and capital reserve	1,312,960	4,551,380	4,551,380	4,551,376	7,734,752	991,444
Treasury shares	—	—	—	(5,000,000)	(7,500,000)	(961,354)
Exchange reserve	—	—	1,023	1,467	4,742	608
Retained profits	1,338,842	2,277,115	3,337,088	4,449,490	5,559,498	712,619

Total ordinary shareholders’ equity	2,651,802	6,828,495	7,889,491	4,002,333	5,798,992	743,317
Non-controlling interests	542,600	—	—	15,496	247,242	31,692
Holders of perpetual securities	—	—	1,834,685	1,771,044	1,770,394	226,930

Total equity	3,194,402	6,828,495	9,724,176	5,788,873	7,816,628	1,001,939

Total liabilities and equity	7,107,189	8,270,693	10,526,291	6,686,838	8,271,292	1,060,218

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Hong Kong and maintain our bank accounts and balances primarily in licensed banks in Hong Kong and the United States. Out of our total bank balances of HK$1,078.4 million (US$138.2 million) as of December 31, 2022, none was maintained in China. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries in Hong Kong.

The following table sets forth the material cash transfers in the form of cash advances in both directions that occurred between our Cayman Islands holding company and our subsidiaries in 2022.

Subsidiaries	To Holding Company HK$ (in million)	From Holding Company HK$ (in million)
AMTD Global Markets Limited(1)	355.8	123.0

Note:

(1)

AMTD Global Markets Limited is no longer a subsidiary of ours after we transferred our subsidiary AMTD Securities Limited, which directly held 100% of equity interest in AMTD Global Markets Limited, to certain independent purchasers in December 2022.

No material transfer of other assets was made between our holding company and subsidiaries in 2022.

We intend to settle amounts owed between our Cayman Islands holding company and our subsidiaries to the extent required by our business operations.

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

AMTD IDEA Group is a holding company incorporated as an exempted company with limited liability under the Cayman Islands law, and our ability to pay dividends depends upon dividends paid by our subsidiaries. The ability of our subsidiaries to pay dividends to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. One of our subsidiaries AMTD Risk Solutions Group Limited, a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, is subject to minimum paid-up capital requirements under relevant rules.

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

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

•

The ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in Mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•

We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.

•

If we were to be required to obtain any permission or approval from or complete filing with the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.

Risks Relating to Our Business and Industries

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

•	We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

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

•

Our capital market solutions business depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services, the overall market sentiment and macroeconomic conditions. We cannot assure you that the income level of our capital market solutions business can be sustained.

•

We have undertaken and may in the future undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

•	We face risks and challenges associated with the recent changes to our businesses.

•

Our subsidiary AMTD Digital operates in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate its future prospects, and we cannot assure you that its current or future strategies will be successfully implemented or will generate sustainable profit.

•

AMTD Digital and our Controlling Shareholder have a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate the business of

AMTD Digital. We cannot assure you that the digital banking initiatives of our Controlling Shareholder and AMTD Digital will develop or succeed as expected.

•

The digital financial services business is subject to intense competition, and our subsidiary AMTD Digital may fail to compete successfully against existing or new competitors, which may reduce demand for its services, reduce operating margins, and further result in loss of market share, departures of qualified employees, and increased capital expenditures.

•

Our subsidiary L’Officiel operates in a highly competitive industry and faces significant competition for advertising spending from operators of new and traditional advertising channels. If L’Officiel cannot successfully compete, our results of operations would be materially and adversely affected.

•	The hospitality market is highly competitive, and our subsidiary AMTD Assets may be unable to compete successfully with its current or future competitors.

•	Our hospitality services are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

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

•	Our revenue and profits are highly volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of the ADSs or our Class A ordinary shares.

Risks Relating to Our Relationship with our Controlling Shareholder

•	We have limited experience operating as a stand-alone public company.

•	Our financial information included in this annual report may not be representative of our financial condition and results of operations if we had been operating as a stand-alone company.

•	We may not continue to receive the same level of support from our Controlling Shareholder.

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

Our business, prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in Mainland China and in Hong Kong generally. The PRC government has significant authority to intervene or influence the Mainland China operations of an offshore holding company at any time, as the government deems appropriate to advance regulatory and social objectives and policy positions. For instance, the PRC government has recently published new policies that significantly affected certain industries. We cannot assure you that the oversight of the PRC government will not be extended to companies operating in Hong Kong like us or that new policies will not be introduced to regulate our industries. The PRC government may also prevent us from transferring the cash we maintain in Hong Kong outside of PRC, or restrict our ability to deploy our cash into business or to pay dividends. Any such action could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business, and could result in a material adverse change to our business operations, including our Hong Kong operations, our prospects, financial condition, and results of operations, require us to seek additional permission to continue our operations, and damage our reputation, which could cause the ADSs to significantly decline in value or become worthless. See also “—We may be subject to a variety of laws and other obligations, including those regarding cybersecurity and data protection, and failure to comply with any of them may result in proceedings against us by government authorities or others and harm our public image and reputation, which could materially and adversely affect our business, financial condition, and results of operations.”

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

We are subject to uncertainties arising from the legal system in China, and we may also be affected directly or indirectly by laws and regulations in Mainland China. The legal system in China is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases may be cited for reference but have less precedential value. The laws, regulations, and legal requirements in China are quickly evolving and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to you and us. In addition, we cannot predict the effect of future developments in the PRC legal system, particularly with regard to new economies, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our potential violation of these policies and rules. In addition, any administrative and court proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

New laws and regulations may be enacted from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to our operations, including our Hong Kong operations. In particular, the PRC government authorities may continue to promulgate new laws, regulations, rules, and guidelines governing new economy companies with respect to a wide range of issues, such as intellectual property, unfair competition and antitrust, privacy and data protection, and other matters. Compliance with these laws, regulations, rules, guidelines, and implementations may be costly, and any incompliance or associated inquiries, investigations, and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, or materially and adversely affect our business, financial condition, results of operations, and the value of the ADSs.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

The ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in Mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the Securities and Exchange Commission, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and the ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for the ADSs will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase the ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.

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

If we were to be required to obtain any permission or approval from or complete filing with the CSRC, the CAC, or other PRC authorities in connection with our overseas offering under PRC law, we may be fined or subject to other sanctions, and our business, reputation financial condition, and results of operations may be materially and adversely affected.

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

In addition, the PRC government authorities may strengthen oversight over offerings that are conducted overseas. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by PRC companies. Effective measures, such as promoting the establishment of relevant regulatory systems, are to be taken to deal with the risks and incidents of overseas listings of China-based companies, cybersecurity and data privacy protection requirements and similar matters. On December 28, 2021, the Cyberspace Administration of China and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022, and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before an overseas listing. On December 27, 2021, the NDRC and the Ministry of Finance jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. In October 2022, the NDRC and the Ministry of Finance jointly issued the Encouraged Foreign Investment Industry Catalog (2022 Version), which became effective on January 1, 2023. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it must obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company should not be involved in the company’s operation and management, and their shareholding percentage should be subject to the relevant regulations on the domestic securities investments by foreign investors. On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in Mainland China that directly or indirectly offer or list their securities in an overseas market, including a company in Mainland China limited by shares and an offshore company whose main business operations are in Mainland China and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in Mainland China are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. The Overseas Listing Regulations also provide that a company in Mainland China must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. The foregoing regulations are either recently issued or remain in draft form and there remain substantial uncertainties with respect to their interpretation and implementation.

As of the date of this annual report, we do not have any material operation in Mainland China and we have not collected, stored, or managed any personal information in China. As such, we believe we are not required to obtain any permission from PRC authorities to operate and issue our securities to foreign investors as of the date of this annual report, including permissions from the CSRC or the CAC. However, if we expand our business operations into Mainland China through our AMTD SpiderNet ecosystem or it is otherwise subsequently determined that we were required to obtain such permissions or approvals in the future in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or Mainland China, it is uncertain whether we can and how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from the PRC authorities to conduct securities issuance outside of the PRC may subject us to sanctions imposed by the PRC regulatory authorities, which could include fines and penalties, proceedings against us, and other forms of sanctions, and our ability to conduct our business, invest into or maintain our investment in Mainland China as foreign investments or accept foreign investments, or conduct securities issuance outside of the PRC may be restricted, and our business, reputation, financial condition, and results of operations may be materially and adversely affected.

Risks Relating to Our Business and Industries

We have a relatively short operating history for some of our current businesses compared to our globally established competitors and face numerous risks and challenges as we continue to expand our business in a rapidly evolving market, which makes it difficult to effectively assess our future prospects.

We have a relatively short operating history for some of our current businesses compared to our globally established competitors. Further, certain of our existing business initiatives and their expansion may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes and new markets.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the rapidly evolving market in which we operate and our relatively short operating history. These risks and challenges include our ability to, among other things:

•	build and maintain a well-recognized and respected brand domestically and globally;

•	establish and expand our client base;

•	maintain and enhance our relationships with our business partners;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and competitive landscape;

•	manage our future growth and business and geographic expansion;

•	ensure that the performance of our products and services meets client expectations;

•	maintain or improve our operational efficiency;

•	navigate a complex and evolving regulatory environment;

•	defend ourselves in any legal or regulatory actions against us;

•	enhance our technology infrastructure and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	identify operational system or infrastructure inefficiency or those of third parties, avoid and remedy operating errors as a result of human or system errors or other misconduct;

•	identify and address conflicts of interest;

•	manage our strategic investments (including but not limited to monitoring of market risks and operating performance of our investments and derivatives); and

•	identify, account for and appropriately manage our related party transactions.

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

During a market or general economic downturn, we may also derive lower revenue from our strategic investment business due to lower mark-to-market or fair value of the strategic investments that we made.

The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected.

The financial services industry is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. We compete both in Asia and globally, and on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities, the quality of our services and our employees, the range and price of our services, our innovation, our reputation, and the strength of our relationships. We expect to continue to invest capital and resources in our businesses in order to grow and develop them to a size where they are able to compete effectively in their markets, have economies of scale, and are themselves able to produce or consolidate significant revenue and profit. We cannot assure you that the planned and anticipated growth of our businesses will be achieved or in what timescale. There may be difficulties securing financing for investment for growth and in recruiting and retaining the skilled human resources required to compete effectively. If we fail to compete effectively against our competitors, our business, financial conditions, results of operations, and prospects will be materially and adversely affected.

The provision of capital market solutions as our primary business generally requires us to react promptly to the evolving demand of our clients and be able to provide innovative financial solutions tailored to their needs. We may not be able to compete effectively with our competitors at all times and always be able to provide appropriate solutions that promptly and accurately address our clients’ needs. If this were to happen, our ability to attract new or retain existing clients will suffer, which would materially and adversely affect our revenue and earnings.

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

Any negative publicity with respect to us, our founder, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors or investigations relating to our business, shareholders, or other beneficial owners, founder, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. For example, there have been allegations about certain regulatory matters in relation to the HKSFC against Dr. Calvin Choi, our founder, in relation to his previous work at a different financial firm independent from us, and against AMTD Global Markets Limited, a former subsidiary of ours, in relation to certain business matters. These allegations or investigations, even if unproven or meritless, may lead to additional inquiries, investigations, or other legal actions against us, our shareholders, founder, affiliates, directors, officers, or other employees by any regulatory or government authorities. Any such regulatory inquiries or investigations and lawsuits, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, board of directors or founder, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients and other “AMTD SpiderNet” stakeholders, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the financial services industry in general or product or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain clients, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

We derived a considerable portion of our revenue from our strategic investment business. Our dividend and gain related to disposed investment accounted for 15.3%, 12.4%, and 16.3% of our total revenue for the years ended December 31, 2020, 2021 and 2022, respectively, and our net fair value changes on stock loan, derivative financial asset and financial assets at fair value through profit or loss accounted for 30.4%, 38.9%, and 23.6% of our total revenue for the corresponding periods, respectively. Our strategic investment portfolio primarily consists of investments in equity and equity-linked securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

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

Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investment and net fair value changes on investments and derivatives on our consolidated statements of profit or loss and other comprehensive income. For the years ended December 31, 2020, 2021 and 2022 dividend and gain related to disposed investment accounted for 15.3%, 12.4% and 16.3%, and net fair value changes on stock loan, derivative financial asset and financial assets at fair value through profit or loss accounted for 30.4%, 38.9% and 23.6% of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Technology has been one of our key sectors of focus and the fair value of our investments in technology companies may be subject to significant valuation fluctuations. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of December 31, 2022, the aggregate fair value of our strategic investment portfolio was HK$3.0 billion (US$0.4 billion). Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

Our portfolio is concentrated in a limited number of portfolio companies, industries and/or sectors. As of December 31, 2022, our strategic investment portfolio reached an aggregate fair value of HK$3.0 billion (US$0.4 billion), of which our investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 23.5%. As a result, the aggregate returns we realize may be significantly affected adversely if any of the investment performs poorly or if we need to write down its value. Additionally, our investments are concentrated in relatively few industries or sectors. As a result, a downturn in any particular industry or sector in which we are invested, such as the banking sector that Bank of Qingdao operates in, could significantly impact the aggregate returns we realize and therefore materially and adversely affect our results of operations and financial condition.

As of December 31, 2022, our derivative financial asset amounted to HK$1.4 billion (US$0.2 billion), representing 48.7% of our strategic investment portfolio. We have entered into derivative contracts of “Upside Participation and Profit Distribution Agreements” with a counterparty in order to hedge against adverse movement in the share price of our investment in Bank of Qingdao. Consequently, the fair value of the derivative financial asset is inversely correlated to the movement in the share price of Bank of Qingdao and is subject to concentration risk. Moreover, there are no public markets for trading this kind of derivative contracts. We face liquidity risk in this regard. There is also credit risk associated with the counterparty’s ability to settle upon maturity of the derivative contracts.

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

As of December 31, 2022, we held an approximate 4.9% interest in the Bank of Qingdao and expect it to be a long-term investment. Given our significant stake in, and affiliation with, Bank of Qingdao, our investment in Bank of Qingdao is also subject to liquidity and concentration risk. There may not be a readily available market to sell the shares of Bank of Qingdao. We will need to gradually sell down our holdings subject to market conditions, if we want to liquidate our position in Bank of Qingdao. In addition, the banking sector in China is highly regulated and any change in PRC laws, regulations, or policies may adversely affect our holding in Bank of Qingdao as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment in Bank of Qingdao. Any adverse impact on our investment in Bank of Qingdao could materially and adversely affect our business, results of operations, and financial condition. See also “Risks Relating to Doing Business in Mainland China and Hong Kong—The PRC government’s significant authority to intervene in or influence the Mainland China operations of an offshore holding company at any time could limit our ability to transfer or use our cash outside of PRC, and could otherwise result in a material adverse change to our business operations, including our Hong Kong operations and cause the ADSs to significantly decline in value or become worthless,” and “Risks Relating to Doing Business in Mainland China and Hong Kong—Uncertainties arising from the legal system in China, including uncertainties regarding the interpretation and enforcement of PRC laws and the possibility that regulations and rules can change quickly with little advance notice, could hinder our ability to offer or continue to offer the ADSs, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause the ADSs to significantly decline in value or become worthless.”

Our capital market solutions business depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services. We cannot assure you that the income level of our capital market solutions business can be sustained.

Market fluctuations and changes in regulatory policies may adversely affect our capital market solutions business. Negative market and economic conditions may adversely affect investor confidence, resulting in significant industry-wide declines in the size and number of securities offerings, and market volatility may cause delays to, or even termination of, securities offerings, either of which could adversely affect our revenue from the capital market solutions business. As a result, we cannot assure you that the income level of our capital market solutions business can be sustained.

We have undertaken and may in the future undertake acquisitions, investments, joint ventures, or other strategic alliances, which could present unforeseen integration difficulties or costs and may not enhance our business as we expect.

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

We completed the acquisition of AMTD Digital and L’Officiel in 2022, and we are continuing our efforts to integrate them. Recently in February 2023, we acquired 100% of the equity interests in AMTD Assets from AMTD Group and injected AMTD Assets into AMTD Digital. We may encounter difficulties in integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenge of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks and we cannot guarantee that our efforts to integrate the acquired entities and businesses will succeed or that we will be able to derive the intended benefits from the acquisitions or recover our investment.

We face risks and challenges associated with the recent changes to our businesses.

We have recently effected certain changes to our businesses through acquisitions and other adjustments. Each of the acquisitions we made in 2022 and early 2023 has brought new businesses or service offerings to our organization. For example, AMTD Digital is a digital solutions platform with four main business lines that include digital financial services, digital solutions, digital media, content, and marketing, and digital investments. L’Officiel is a global fashion media holding group that provides print and digital advertising campaigns and value-added marketing services, among other things. AMTD Assets conducts hotel operations and provides hospitality services in major cities globally, among other things.

Furthermore, we have recently adjusted certain parts of our business operations. We used to operate our capital market solutions business and conduct certain asset management business and professional investment management and advisory services through AMTD Global Markets Limited. In December 2022, we transferred our subsidiary AMTD Securities Limited, which directly held 100% of the equity interest in AMTD Global Markets Limited, to certain independent purchasers. After the transfer of AMTD Securities Limited, we continue to provide capital market solutions (including underwriting in U.S. markets) through other AMTD entities.

We are subject to various risks and uncertainties associated with these changes. We are in the process of integrating the new businesses and adapting to our current organization, and there is no guarantee that our efforts will succeed. The changes may not achieve the expected results and may adversely affect our operations, revenue generation, profitability and future growth. We may experience a loss of continuity, a loss of accumulated knowledge or a loss of efficiency. Any of these events may have a material adverse effect on our business, financial condition and results of operations.

Our subsidiary AMTD Digital operates in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate its future prospects, and we cannot assure you that its current or future strategies will be successfully implemented or will generate sustainable profit.

Our subsidiary AMTD Digital primarily operates in Asia’s digital financial services industry. The digital financial services industry is relatively new and rapidly evolving, business models continue to evolve, and the industry may not develop as anticipated. The regulatory framework in Singapore and Hong Kong governing the digital financial services industry is also developing and may remain uncertain in the near future. As the business of AMTD Digital develops and in response to the evolving client needs and market competition, it needs to continually introduce new products and services, improve its existing products and services, or adjust and optimize its business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, it may need to impose more rigorous risk management systems and policies, which may adversely affect the growth of its business. Any significant change to its business model may not achieve expected results and may materially and adversely affect its, and in turn, our, financial condition and results of operations. It is therefore difficult to accurately predict its future prospects.

There are risks and challenges that AMTD Digital encounters or may encounter as an entrant in the newly emerging and rapidly evolving market in which it operates These risks and challenges include its ability to, among other things:

•	maintain the value proposition of AMTD SpiderNet ecosystem;

•	build a well-recognized and respected brand;

•	acquire and/or operate existing or future digital financial licenses;

•	establish and expand its client base;

•	maintain and enhance its relationships with its business partners;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and competitive landscape;

•	manage its future growth;

•	ensure that the performance of its products and services meets client expectations;

•	maintain or improve its operational efficiency;

•	navigate a complex and evolving regulatory environment;

•	defend against any legal or regulatory actions;

•	enhance its technology infrastructure and maintain the security of its system and the confidentiality of the information provided and utilized across its system;

•	avoid and remedy operating errors as a result of human or system errors; and

•	identify and address conflicts of interest.

If AMTD Digital fails to address any or all of these risks and challenges, if it fails to educate business partners and clients about the value of its platform and services, if the market for its products and services does not develop as expected, if it fails to address the needs of its target clients, or if it is not able to effectively tackle other risks and challenges that it may encounter, its, and in turn, our, business and results of operations may be adversely affected.

AMTD Digital and our Controlling Shareholder have a limited operating history and experience in the newly developed digital banking business in Asia, which makes it difficult to evaluate the business of AMTD Digital. We cannot assure you that the digital banking initiatives of our Controlling Shareholder and AMTD Digital will develop or succeed as expected.

Airstar Bank, a virtual bank jointly established by our Controlling Shareholder and Xiaomi Corporation, or Xiaomi, provides digital banking services in Hong Kong. Airstar Bank launched a pilot trial of its digital banking services to a limited and selected number of clients, including deposit, loan, and fast payment and remittance in March 2020, and fully launched its platform to the general public in June 2020. It will gradually expand its product and service offerings as its business develops. Our subsidiary AMTD Digital entered into an agreement with our Controlling Shareholder to provide Airstar Bank with the support from the SpiderNet ecosystem solutions services, including resources, capital support, and expertise in the financial services industry to support its business development and support them to gradually build up their own ecosystem for an annual service fee. Airstar Bank expects to rely on the industry experience and technological and operational support of Xiaomi to provide online banking services to retail and corporate clients. The existing client base of Xiaomi and AMTD Group will also initially be a key target customer segment for Airstar Bank. Although we expect Airstar Bank to continuously improve its product designs and services based on client feedback, we cannot assure you that Airstar Bank will be able to achieve the expected results with respect to its product and service offerings.

The limited operating history and experience of our Controlling Shareholder and AMTD Digital in digital banking exposes AMTD Digital to uncertain risks and challenges. We cannot assure you that the online platforms of Airstar Bank will be accepted by clients or that the market for its new products and services will develop as expected. If Airstar Bank is unable to achieve the expected results with respect to the new business development initiatives, the business prospects of AMTD Digital, and in turn, ours, could be materially and adversely affected.

The digital financial services business is subject to intense competition, and our subsidiary AMTD Digital may fail to compete successfully against existing or new competitors, which may reduce demand for its services, reduce operating margins, and further result in loss of market share, departures of qualified employees, and increased capital expenditures.

The digital financial services industry is intensely competitive and subject to rapid change, and we expect it to remain so. Our subsidiary AMTD Digital currently competes primarily in Singapore and Hong Kong, and on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, its ability to identify market demands and business opportunities, the quality of its services, its employees, the range and price of its products and services, its innovation, its reputation, and the strength of its relationships. If it fails to compete effectively against its competitors, its business, financial conditions, results of operations, and prospects will be materially and adversely affected.

Digital banking, digital insurance, digital payment, and digital asset exchange, as integral parts of the digital financial services business of AMTD Digital, generally requires it to react promptly to the evolving demand of its clients and be able to provide innovative financial solutions tailored to their needs. If it is unable to differentiate itself from its competitors, drive value for its clients, or effectively align its resources with its goals and objectives, it may not be able to compete effectively. Its competitors may introduce their own value-added services or solutions more effectively, which could adversely impact its growth. Failure to compete effectively against any of these competitive threats could have a material adverse effect on AMTD Digital and on us. In addition, the highly competitive nature of the industry could lead to increased pricing pressure which could have a material impact on its overall business and results of operations. AMTD Digital may not be able to compete effectively with its competitors at all times and always be able to provide innovative financial solutions that promptly and accurately address its clients’ needs. If this were to happen, its ability to attract new or retain existing clients will suffer, which would materially and adversely affect its revenue and earnings.

Some of the competitors of AMTD Digital include other digital and traditional financial institutions and, within the insurance solutions industry, its competitors include (i) other online insurance product and service platforms,

(ii) traditional insurance intermediaries, including agents, brokers, and consultants, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. Some of its competitors have far broader financial and other resources and significant name recognition than AMTD Digital and us and have the ability to offer a wider range of products, which may enhance their competitive position. They may also offer services which AMTD Digital does not currently provide or more attractive products, which may put it at a competitive disadvantage and could result in pricing pressures or lost opportunities, which in turn could materially and adversely affect its, and in turn, our, results of operations. In addition, it may be at a competitive disadvantage with regard to some of its competitors that have larger client bases, and more professionals.

Our subsidiary L’Officiel operates in a highly competitive industry and faces significant competition for advertising spending from operators of new and traditional advertising channels. If L’Officiel cannot compete successfully, our results of operations would be materially and adversely affected.

The advertising and marketing business is highly competitive and constantly changing. We face competition for general advertising spending from operators of many other forms of advertising channels, including television, print media, Internet and other types of advertising. Our advertising and marketing services compete with other providers of creative, marketing or media services to maintain existing client relationships and to develop new business. Our competitors include not only other large multinational advertising and marketing communications companies, but also smaller entities that operate in local or regional markets as well as new forms of market participants.

Significant competition could reduce our operating margins and profitability and result in a loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significant greater brand recognition, financial, marketing or other resources. Significant competition will provide advertising clients with a wider range of media and advertising service alternatives, which could lead to lower prices and decreased revenues, gross margins and profits.

Competitive challenges also arise from rapidly-evolving and new technologies in the advertising and marketing space, creating opportunities for new and existing competitors and a need for continued significant investment in tools, technologies and process improvements. As data-driven marketing solutions become increasingly core to the success of our advertising and marketing business, any failure to keep up with rapidly changing technologies and standards in this space could harm our competitive position.

The competitive market for advertising and marketing requires us to continuously identify new advertising trends of advertisers and consumers. In response to these new advertising trends, we may need to quickly develop and adopt new formats, features and enhancements for our advertising network and/or cost-effectively expand into additional advertising media and platforms beyond print advertising. We may be required to incur development and acquisition costs in order to keep pace with new advertising trends. If we fail to identify or respond adequately to these changing advertising trends, demand for our advertising and marketing services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects, financial condition and results of operations.

The hospitality market is highly competitive, and our subsidiary AMTD Assets may be unable to compete successfully with its current or future competitors.

The market to provide hospitality services is highly competitive and fragmented. The barriers to entry are low and new competitors may enter the market at any time. Our current or potential competitors include global hotel brands, regional hotel chains, independent hotels, online travel agencies and home-sharing and rental services and short term/vacation rental. Our competitors may adopt aspects of our business model, which could reduce our ability to differentiate our offerings. Additionally, current or new competitors may introduce new business models or services that we may need to adopt or otherwise adapt to in order to compete, which could reduce our ability to differentiate our business or services from those of our competitors. Increased competition could result in a reduction in revenue, fewer attractive properties, higher costs or reduced market share.

Furthermore, some of our current or potential competitors, such as major hotel brands, are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, well-established loyalty programs, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. Moreover, the hospitality services industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities and resources, as well as lower their cost structures. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. For all of these reasons, AMTD Assets may not be able to compete successfully against current and future competitors.

Our hospitality services are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

Our hospitality services through our subsidiary AMTD Assets are subject to a number of business, financial, and operating risks inherent to the hospitality industry, including:

•	competition from hospitality providers in the localities where we operate our hotels and serviced apartments;

•	relationships with business partners;

•

increases in costs due to inflation or other factors that may not be fully offset by increases in revenue in our business, as well as increases in overall prices and the prices of our offerings due to inflation, which could weaken consumer demand for travel and the other products we offer and adversely affect our revenue;

•	the ability of third-party Internet and other travel intermediaries who sell our hospitality services to guests to attract and retain customers;

•	cyclical fluctuations and seasonal volatility in the hospitality industry;

•	changes in desirability of geographic regions of our properties, changes in geographic concentration of our operations and customers, and shortages of desirable locations for development;

•	changes in the supply and demand for hospitality services, including rooms, food and beverage, and other products and services;

•	affluence of tourists, which can be affected by a slowdown in global economy;

•	political instability, pandemics, geopolitical conflict, heightened travel security measures, and other factors that may affect travel; and

•	taxes and governmental regulations affecting wages, prices, interest rates, construction procedures and costs.

Any of these factors could increase our costs or limit or reduce the prices we are able to charge for hospitality products and services, or otherwise affect our ability to maintain existing properties or develop new properties. As a result, any of these factors can reduce our revenue and limit opportunities for growth.

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

AMTD Risk Solutions Group Limited is a licensed principal intermediary under the Mandatory Provident Fund Schemes Ordinance (Cap. 485) of Hong Kong and a licensed insurance intermediary for general and long term business (including linked long term business) under the Insurance Ordinance (Cap. 41) of Hong Kong. Any non-compliance with applicable regulatory requirements by the company or any of its subsidiaries may result in penalties, limitations, and prohibitions on future business activities and thus may materially and adversely affect its business, financial condition, and results of operations.

As the digital financial services industry is an emerging and evolving market, the applicable laws, rules, and regulations are continually developing and evolving. Compliance with these regulations is complicated, time consuming, and expensive. Any changes in the relevant rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. Our ability to comply with all applicable laws and regulations is largely dependent on the relevant internal compliance system, as well as the relevant license holder’s ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, we cannot assure you that we are able to prevent all possible violations. If we fail to comply with the applicable rules and regulations, we may face fines or restrictions on our business activities, or even a suspension or revocation of some or all of our licenses that allow us to carry on our business activities.

We are subject to risks and uncertainties associated with international operations, which may harm our business.

We conduct our business worldwide and we have operations in various countries including Hong Kong, Singapore, the United States, France and Italy.

The global nature of our business subjects us to a number of risks and uncertainties, which could have a material adverse effect on our business, financial condition, and results of operations, including:

•	international economic and political conditions, and other political tensions between countries in which we do business;

•	unexpected changes in, or impositions of, legislative or regulatory requirements, including changes in tax laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•

local business and cultural factors that differ from our normal standards and practices, including business practices that we are prohibited from engaging in by the Foreign Corrupt Practices Act and other anticorruption laws and regulations;

•	exporting or importing issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas and other trade barriers and restrictions;

•	disruptions of capital and trading markets and currency fluctuations; and

•	increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits.

If any of these risks materialize in any jurisdiction in which we operate, our revenue may be materially and adversely affected.

Our revenue and profits are highly volatile, and fluctuate significantly from quarter to quarter, which may result in volatility of the price of the ADSs or our Class A ordinary shares.

Our revenue and profits are highly volatile and could fluctuate significantly. For example, the revenue generated from capital market solutions business is highly dependent on market conditions, regulatory environment and policies, and the decisions and actions of our clients and interested third parties. As a result, our results of operations will likely fluctuate from quarter to quarter based on the timing of when those fees are earned. It may be difficult for us to achieve steady earnings growth on a quarterly basis, which could, in turn, lead to large adverse movements in the ADS or Class A ordinary share price or increasing volatility in the ADS or Class A ordinary share price generally.

The due diligence that we undertake in the course of our business operations is inherently limited and may not reveal all facts and issues that may be relevant in connection with such businesses.

In the course of making strategic investments, we endeavor to conduct due diligence review that we deem reasonable and appropriate based on relevant regulatory expertise and market standards as well as the facts and circumstances applicable to each deal. When conducting due diligence, we are often required to evaluate critical and complex business, financial, tax, accounting, environmental, regulatory, and legal issues. Outside consultants, such as legal advisors, and accountants may be involved in the due diligence process in varying degrees depending on the transaction type. Nevertheless, when conducting due diligence work and making an assessment, we are limited to the resources available, including information provided by the target company or the issuer and, in some circumstances, third party investigations. The due diligence work that we conduct with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary, helpful, or accurate in evaluating potential risks, which may subject us to failure of investment. We may be provided with information that is misleading, false, or inaccurate as a result of mistake, misconduct, or fraud of our employees or third parties. Moreover, such due diligence work will not necessarily result in the successful completion of a transaction, which may adversely affect the performance of our business.

We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new asset classes and geographical markets.

We are committed to providing new services in order to strengthen our client relationships. We expect to expand our service offerings as permitted by relevant regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. These activities expose us to new and challenging risks, including, but not limited to:

•	we may have insufficient experience or expertise in offering new services and dealing with inexperienced counterparties and clients may harm our reputation;

•	we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

•	we may be unable to provide clients with adequate levels of service for our new services;

•	our new services may not be accepted by our clients or meet our profitability expectations; and

•

our new services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted; and our internal information technology infrastructure may not be sufficient to support our product and service offerings.

If we are unable to achieve the expected results with respect to our offering of new services, our business, financial condition, and results of operations could be materially and adversely affected.

In addition, we also intend to further expand our business geographically through establishing branch offices or acquiring business in key financial centers in the United States and other overseas markets. Operating business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business in United States and other overseas markets, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in these markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, especially financial regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.

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

Operating in the financial services industry may subject us to significant risks, including the risk of lawsuits and other legal exposures relating to compliance with regulatory requirements and industry practices in areas such as information disclosure, sales or underwriting practices, fraud and misconduct, and protection of sensitive and confidential client information. From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. We may also be subject to lawsuits and arbitration claims brought by our portfolio companies or other shareholders of such companies or otherwise in relation to our strategic investments. For example, in 2022, Bank of Qingdao, one of our portfolio companies, brought a lawsuit in Hong Kong against AMTD Global Markets Limited, a former subsidiary of ours, over alleged breach of contract. We believe this lawsuit is without merit and vigorously defended against it prior to the disposal of AMTD Global Markets Limited. Concurrently, AMTD Global Markets Limited also brought a lawsuit against Bank of Qingdao over alleged breach of contract. Any claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

In market downturns, the number of legal claims and amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations, and proceedings for the practices in their business operations. Our clients may also be involved in litigation, investigation, or other legal proceedings, some of which may relate to transactions that we have advised, whether or not there has been any fault on our part. As we have acted as underwriter in U.S. securities offering transactions for non U.S. clients, we may be involved and named in securities class action lawsuits brought by shareholders. In recent years, non-U.S. issuers have become targets of securities lawsuits and an increasing trend of lawsuits against non-U.S. issuer is noted. Usually, in securities class action lawsuits, plaintiffs are alleging misrepresentation by the securities issuers in their registration statements, but it is quite a common practice that plaintiff will also name the underwriters as defendants in the lawsuit, notwithstanding that the underwriters may not be at fault or have responsibilities in relation to the allegations. In general, underwriters’ responsibilities towards registration statements are defined in the underwriting agreements, and in each U.S. securities offering, the securities issuer has undertaken and provided indemnity to each underwriter in the underwriting agreement. We cannot assure you, however, that we will not be subject to such lawsuits in relation to our role as underwriters for U.S. securities offering transactions.

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

We may be subject to legal and financial liabilities in connection with the retail financial advisory and insurance brokerage businesses.

We may be subject to complaints or claims lodged against us by clients in relation to retail financial advisory and insurance brokerage businesses. Any action brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us, which could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant. See “Item 8. Financial Information—Other Matters.”

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

We collect, store, and process certain personal and sensitive data from our clients. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules, and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any misuse or mishandling of such personal and sensitive data and confidential information could result in legal liabilities, regulatory actions, reputational damage to us, which could in turn materially and adversely affect our business prospects and results of operation.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

Although we carry office, computer, and vehicle insurance for our properties, professional indemnity insurance for certain of our regulated activities, directors and officers insurance, and employee compensation insurance, we cannot assure you that we have sufficient insurance to cover all aspects of our business operations. However, we consider our insurance coverage to be reasonable in light of the nature of our business, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition, and results of operations could be materially and adversely affected.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of our Class A ordinary shares and/or ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Certain of our clients are Chinese nationals, institutions, or corporates, and they are subject to the relevant controls of the PRC government as well as risks relating to foreign currency exchange rate fluctuations. The change in value of Renminbi against Hong Kong dollars and other currencies is affected by various factors, such as changes in political and economic conditions in China. Any significant revaluation of Renminbi may materially and adversely affect the cash flows, revenues, earnings, and financial position of our Chinese clients. In addition, the PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, currency remittance out of China. Since 2016, the PRC government has tightened its foreign exchange policies and stepped up its scrutiny of outbound capital movement. In addition, under the existing regulations on offshore investment, approval from or registration with appropriate government authorities is required when Renminbi is to be converted into foreign currency for the purpose of offshore investment. Revaluation of the Renminbi and PRC laws and regulations in connection with the convertibility of the Renminbi into foreign currencies or offshore remittance of the Renminbi may limit the ability of our Chinese clients to engage our services, especially in our asset management business, which may in turn have a material adverse effect on our results of operations and financial condition.

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

The recent outbreak of COVID-19 has caused, and may continue to cause companies including us and certain of our clients, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having contracted COVID-19, we may be required to apply quarantines or suspend our operations. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

Risks Relating to Our Relationship with our Controlling Shareholder

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

Prior to our establishment, the operations of our businesses were carried out by companies owned or controlled by our Controlling Shareholder. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows that were directly attributable to our businesses whether held or incurred by our Controlling Shareholder or by us. Only those assets and liabilities that are specifically identifiable to our businesses are included in our consolidated statements of financial position. With respect to costs of operations, an allocation of certain costs and expenses of our Controlling Shareholder were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues and actual usage metrics, among other things, attributable to us for all respective accounting periods. Since we entered into a transition services agreement with our Controlling Shareholder, we received administrative support, marketing and branding support, and other services from our Controlling Shareholder at a fixed cost of HK$24 million per annum (HK$36 million per annum after the consolidation of AMTD Digital)

plus other actual costs incurred arising from the services rendered. We made numerous estimates, assumptions, and allocations in our historical financial statements because our Controlling Shareholder did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. Although our management believes the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position, and cash flows as if we operated as a stand-alone public company during the periods presented. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Our Controlling Shareholder” for our arrangements with our Controlling Shareholder and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone public company, we are gradually establishing our own financial, administrative, and other support systems to replace our Controlling Shareholder’s systems, the cost of which could be significantly different from cost allocation with our Controlling Shareholder for the same services. Therefore, you should not view our historical results as indicators of our future performance.

We may not continue to receive the same level of support from our Controlling Shareholder.

We have benefitted significantly from our Controlling Shareholder’s strong market position and brand recognition, as well as its expertise in different businesses. Although we entered into a series of agreements with our Controlling Shareholder relating to our ongoing business operations and service arrangements with our Controlling Shareholder, we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder as we now operate as a stand-alone public company. This effort may not be successful, which could materially and adversely affect our business, financial condition, and results of operations.

Our agreements with our Controlling Shareholders or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.

We have entered into a series of agreements with our Controlling Shareholder and the terms of such agreements may be less favorable to us than would be the case if they were negotiated with unaffiliated third parties. In particular, under the non-competition agreement we entered into with our Controlling Shareholder, we agree during the non-competition period (which will end on the later of (1) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding securities and (2) the fifth anniversary of August 5, 2019, being the date of our initial public offering of the ADSs listed and traded on the NYSE) not to compete with our Controlling Shareholder in the businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide to our existing individual clients capital market solutions services, and (ii) own non-controlling equity interest in any company competing with our Controlling Shareholder. Such contractual limitations significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects should the growth of our businesses slow down. In addition, pursuant to our master transaction agreement with our Controlling Shareholder, we have agreed to indemnify our Controlling Shareholder for liabilities arising from litigation and other contingencies related to our business and assumed these liabilities as part of our restructuring. The allocation of assets and liabilities between our Controlling Shareholder and our company may not reflect the allocation that would have been reached by two unaffiliated parties. Moreover, so long as our Controlling Shareholder continues to control us, we may not be able to bring a legal claim against our Controlling Shareholder or its controlling shareholders in the event of contractual breach, notwithstanding our contractual rights under the agreements described above and other inter-company agreements entered into from time to time.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 39.6% of our outstanding ordinary shares, representing 85.5% of our total voting power. Accordingly, our Controlling Shareholder continues to be our controlling shareholder and may have significant influence in determining the outcome of any corporate actions or other matters that require shareholder approval, such as mergers, consolidations, change of our name, and amendments of our memorandum and articles of association.

While we are committed to adhering to internal rules and policies on related party transactions (e.g. related party transactions must be reported to our management and approved by the audit committee and the board of directors before they are entered into), the concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs or Class A ordinary shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

•

Indemnification arrangements with our Controlling Shareholder. We have entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our past capital market solutions businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. There are no exceptions for such indemnities and such indemnifications relate to transactions that had taken place prior to, on and following, our restructuring and listing on the NYSE (as we and our Controlling Shareholder have obligations, based on the master transaction agreement, that continue after our listing on the NYSE). These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim. There is no limit on such amount of indemnity under the master transaction agreement.

•

Non-competition arrangements with our Controlling Shareholder. We have entered into a non-competition agreement under which our Controlling Shareholder agrees not to compete with us in our past capital market solutions business that are both primarily targeting institutional and corporate clients, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder in businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide capital market solutions services to our existing individual clients, and (ii) own non-controlling equity interests in any company competing with our Controlling Shareholder.

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

•

Our board members or executive officers may have conflicts of interest. Our chief executive officer, William Fung, is also the group vice president of our Controlling Shareholder. Our chief financial officer, Xavier Ho Sum Zee, is also the chief financial officer of our Controlling Shareholder. The CEO of AMTD Digital, Mark Lo, is also the group vice president of our Controlling Shareholder. Two of our directors also serve as directors of our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

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

Since the ADSs became listed on the NYSE on August 5, 2019, the trading price of the ADSs has ranged from US$0.97 to US$16.53. The trading prices of the ADSs or Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other U.S.- or Singapore-listed companies based in the Greater China. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors towards Hong Kong- and Mainland China-based, U.S.-listed or Singapore-listed companies, which consequently may affect the trading performance of the ADSs or Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of the ADSs or Class A ordinary shares.

In addition to the above factors, the price and trading volume of the ADSs or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industries;

•	variations in our revenue, profit, and cash flow;

•	changes in the economic performance or market valuations of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	detrimental negative publicity about us, our services, our officers, directors, affiliates, Controlling Shareholder, other beneficial owners, our business partners, or our industry;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	litigation or regulatory proceedings involving us, our officers, directors, affiliates, or Controlling Shareholders;

•	release or expiry of any transfer restrictions on our outstanding shares or the ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

We are a company incorporated under the laws of the Cayman Islands. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States or Singapore and most of their assets are located outside the United States or Singapore. As a result, it may be difficult for a shareholder to effect service of process within the United States or Singapore upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

The dual listing of our equity securities in different markets is costly to maintain and may result in price variations, which may adversely affect the price of the ADSs or our ordinary shares.

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

Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, AMTD IDEA Group has 234,077,210 Class A ordinary shares, including 135,024,008 Class A ordinary shares represented by ADSs, and 233,526,979 Class B ordinary shares outstanding, respectively. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

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

As of the date of this annual report, our Controlling Shareholder and Dr. Choi beneficially owned all of our issued and outstanding Class B ordinary shares (excluding the treasury shares held by the Company). These Class B ordinary shares constitute approximately 49.9% of our total issued and outstanding ordinary shares and 93.1% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Because the amount, timing, and whether or not our holding company distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of the ADSs or our Class A ordinary shares for return on your investment.

Although we currently intend to distribute dividends in the future, the amount, timing, and whether or not AMTD IDEA Group, our holding company actually distribute dividends at all is entirely at the discretion of our board of directors.

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

We may be classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year. If we are a PFIC for any taxable year, United States investors in the ADSs or ordinary shares could be subject to significant adverse United States income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the average quarterly value of our assets during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based upon our current income and assets, including goodwill and the value of the assets held by our strategic investment business, we believe that we were not a PFIC for 2022.

There can be no assurance regarding our PFIC status for the foreseeable future, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs or Class A ordinary shares (and the ADSs or shares of certain of our listed affiliates) may cause us to become a PFIC for subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs or Class A ordinary shares from time to time) as well as the market capitalization from time to time of such listed affiliates, in each case, which may be volatile. Recent fluctuations in our market capitalization and that of certain of our listed affiliates may create risks that we may be classified as a PFIC for the foreseeable future. The determination of whether we will be or become a PFIC will also depend, in part, on the composition and classification of our income, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming a PFIC in any single year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for any single year.

If we are a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such holder holds our ADSs or ordinary shares, even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur additional costs as a result of being a public company, particularly after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the NYSE detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

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

Our Company

In 2015, our Controlling Shareholder commenced capital market solutions, and strategic investment businesses. From February to April 2019, we carried out a restructuring to carve out our capital market solutions, and strategic investment businesses from our Controlling Shareholder.

As part of the restructuring, in February 2019, AMTD International Inc. was incorporated as an exempted company with limited liability under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder. In April 2019, we completed our restructuring and AMTD International Inc. became the holding company of our businesses. In March 2022, with the approval of our shareholders, we changed our company name from “AMTD International Inc.” to “AMTD IDEA Group.”

We are a holding company incorporated in the Cayman Islands and conduct our businesses through our subsidiaries in Hong Kong, Singapore, the United States, France and Italy. See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of the date of this annual report.

On August 5, 2019, the ADSs commenced trading on the NYSE. AMTD IDEA Group issued and sold a total of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares at an initial offering price of US$8.38 per ADS. The ADSs are currently traded under the ticker symbol “AMTD.”

In December 2019, AMTD IDEA Group issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) a convertible note due 2023, or the VP Note, in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, all in the form of private placement pursuant to an exemption from registration with the SEC under the Securities Act. Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Dr. Calvin Choi, our founder. The VP Note bears interest at a rate of 2.00% per annum and will mature in June 2023, unless previously converted in accordance with its terms prior to such date. The VP Note will be convertible into the ADSs at the option of the holder, based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of VP Note (which is equivalent to an initial conversion price of approximately US$10.0560 per ADS) in integral multiples of US$10,000,000 principal amount, at any time after six months following the date of issuance and prior to the close of business on the second business day immediately preceding the maturity date, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate for the VP Note is subject to adjustment upon the occurrence of certain events. The VP Note has been converted in January 2022.

In March 2020, AMTD IDEA Group listed a US$1.0 billion medium term note program, or the MTN Program, for a period of twelve months by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, AMTD IDEA Group may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, AMTD IDEA Group dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the US$200 million 7.625% senior perpetual securities of AMTD Group, or the Existing Securities, to offer exchange any and all of their outstanding Existing Securities for new securities, or the New Securities, to be issued by AMTD IDEA Group under the MTN Program, or the Exchange Offer. In May 2020, AMTD IDEA Group issued US$200 million 7.25% senior perpetual securities and SG$50 million 4.5% senior perpetual securities. In October 2021, we redeemed perpetual securities with a principal amount of approximately SG$11.2 million (US$8.3 million) as part of our active balance sheet management targeting for early repayment of outstanding exposures.

On April 8, 2020, AMTD IDEA Group dual listed by way of introduction of 23,873,655 Class A ordinary shares on the SGX-ST under the symbol “HKB,” being Class A ordinary shares that have been registered with the SEC as part of our initial public offering and listing on the NYSE in August 2019, and which were previously represented by the ADSs listed for trading on the NYSE.

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

In September 2021, we repurchased approximately 69.1 million Class B ordinary shares from AMTD Group for HK$5 billion.

Subsequent to December 31, 2021, AMTD IDEA Group issued an aggregate of 8,411,214 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.

Effective on January 31, 2022, the ticker symbol for the ADSs was changed to “AMTD.” Our company name was changed from “AMTD International Inc.” to “AMTD IDEA Group” upon the approval and adoption by way of extraordinary general meeting of shareholders on March 1, 2022.

During the year ended December 31, 2022, we acquired a total of 31,732,000 Class A ordinary shares and 24,202,000 Class B ordinary shares of AMTD Digital, priced at US$17.75 per share, from certain of its shareholders, including our Controlling Shareholder, for a total consideration of approximately US$992.6 million (HK$7,756.2 million). We issued a total of 67,200,330 Class A ordinary shares and 51,253,702 Class B ordinary shares in settlement of the consideration payable for the acquisition. We held 97.1% shareholding of AMTD Digital immediately following the acquisition. We became the controlling shareholder of AMTD Digital and consolidated it in our consolidated financial statements accordingly. AMTD Digital is a comprehensive one-stop digital solutions platform in Asia and was a subsidiary of AMTD Group prior to the acquisition. In July 2022, AMTD Digital completed its initial public offering and its ADSs began trading on the New York Stock Exchange.

In early 2022, we acquired 100% of the equity interest in L’Officiel, a global fashion media holding group.

In April 2022, we entered into a share purchase agreement, or the Share Purchase Agreement, with GEM Global Yield LLC SCS, or the GEM investor, and GEM Yield Bahamas Limited. Pursuant to the Share Purchase Agreement, for a period of 72 consecutive months, we are entitled to draw down up to an aggregate limit of US$50 million in exchange for our Class A ordinary shares, at a per-share price equal to 90% of the average daily closing price during a 20-trading-day pricing period determined in accordance with the Share Purchase Agreement, subject to other terms and conditions therein. We concurrently entered into a registration rights agreement with the GEM investor and GEM Yield Bahamas Limited, granting the GEM investor certain customary registration rights in connection with securities issued and sold pursuant to the Share Purchase Agreement.

On November 22, 2022, we effected an ADS ratio change from the previous ratio of one (1) ADS to one (1) Class A ordinary share to a new ratio of one (1) ADS to two (2) Class A ordinary shares.

In December 2022, we repurchased approximately 36.9 million Class B ordinary shares from AMTD Group for HK$2.5 billion.

In February 2023, we acquired 100% of the equity interest in AMTD Assets from AMTD Group for a net purchase consideration of US$268 million, which was settled by us through the issuance of 30,875,576 newly issued Class B ordinary shares to AMTD Group. AMTD Assets holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million at the time we entered into the relevant agreements. The acquisition was followed immediately by our injection of AMTD Assets into AMTD Digital at the same valuation in return for 515,385 newly issued Class B ordinary shares of AMTD Digital.

In April 2023, AMTD IDEA Group issued an aggregate of 45,000,000 ADSs, representing 90,000,000 Class A ordinary shares, to certain selected investors for a total consideration of US$93.6 million.

Our principal executive offices are located at 23/F, Nexxus Building, 41 Connaught Road Central, Hong Kong. Our telephone number at this address is +852 3163-3389. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Our website is https://www.amtdinc.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

We are a leading Hong Kong-headquartered conglomerate. We are one of the few independent financial institutions with extensive financial industry knowledge and experience across Greater China that is majority-owned and managed by local Hong Kong entrepreneurs and professionals. Our clientele includes PRC banks, privately-owned companies primarily in new economy sectors, Asia-based families and blue-chip conglomerates, and fashion and luxury brands among others.

We operate a full-service platform encompassing four business lines: capital market solutions, strategic investment, digital solutions and other services, and fashion and luxury media advertising and marketing services and hotel operations and hospitality services.

•

Capital Market Solutions. We offer a broad range of capital market solutions services to our clients, both benefiting from and enhancing the synergies within our “AMTD SpiderNet” ecosystem. Our solutions cover a variety of capital market transactions, including equity and debt offerings, credit rating advisory, other financing transactions, and merger and acquisitions. We are able to serve clients and develop long-term relationships through multiple engagements..

•

Strategic Investment. We make long-term strategic investments through several entities in our group, focusing on global financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses and augment our “AMTD SpiderNet” ecosystem.

•

Digital Solutions and Other Services. Our subsidiary, AMTD Digital, which was acquired during the year ended December 31, 2022, provides its institutional and corporate clients with exclusive, paid access to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation.

•

Fashion and Luxury Media Advertising and Marketing Services. Our wholly-owned subsidiary, L’Officiel, which was acquired during the year ended December 31, 2022, engages in the provision of print and digital advertising campaigns, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

Recently in February 2023, we acquired AMTD Assets, which holds a global portfolio of premium whole building properties and provides hospitality services.

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

Our Services

Capital Market Solutions

Our capital market solutions business provides a one-stop solution for corporate and other institutional clients, both benefiting from and enhancing the synergies within our “AMTD SpiderNet” ecosystem. To this end, we deliver capital market solutions services with the following features.

•

Full service capabilities. We offer our clients a full suite of solutions for capital market transactions, covering equity and debt offerings, credit rating advisory, other financing transactions, and merger and acquisitions. We are able to serve clients and develop long-term relationships through multiple engagements.

•

Full value chain’s client focuses. We focus on client needs and always strive to explore long-term business collaboration rather than completing individual transactions, because we recognize that our clients are the foundation of our “AMTD SpiderNet” ecosystem and our relationship with them is key to our sustainable development and success. Leveraging our strong client relationship and our unique “AMTD SpiderNet” ecosystem, we are able to create synergies and proactively develop solutions based on specific client needs to be serviced by our own abilities or those of our partners in the “AMTD SpiderNet” ecosystem.

•

Industry expertise. Our services are enriched by our experience and expertise in certain important industries, allowing us to better understand and anticipate clients’ circumstances and needs. We have particular expertise in the regional banks and new economy sectors.

•

Senior professionals’ participation. In addition to managing and maintaining client relationships, our professionals also actively participate in client coverage to procure seamless execution and satisfactory client experience.

We derive fee income from the capital market solutions business. We generally charge fees based on a percentage of transaction value. This percentage is negotiated and determined by a number of factors including (i) the type of transaction, (ii) the size of the transaction, (iii) the complexity of the transaction, (iv) state of the market, and (v) client relationship dynamic.

We used to operate our capital market solutions business and conduct certain asset management business and professional investment management and advisory services through AMTD Global Markets Limited. In December 2022, we transferred our subsidiary AMTD Securities Limited, which directly held 100% of the equity interest in AMTD Global Markets Limited, to certain independent purchasers. After the transfer of AMTD Securities Limited, we continue to provide capital market solutions (including underwriting in U.S. markets) through other AMTD entities.

Strategic Investment

We commenced our strategic investment business through our wholly-owned subsidiary, AMTD Investment Solutions Group Limited, in 2016. Our strategic investment business focuses on long-term equity investments using our own capital. We view it as a natural extension of our other businesses, allowing us to deepen our relationship with clients by participating in their value creation and engaging them into the “AMTD SpiderNet.”

We typically source investment opportunities identified through “AMTD SpiderNet,”and focus on investing in innovative digital platforms, financial technology companies, other new economy companies, and other financial institutions. Our buy-side resources allow us to stay close to the market and provide early access to leading players in key industries that benefit from China’s globalization developments and rapid growth in innovation industry.

Digital Solutions and Other Services

As the fusion reactor at the core of the “AMTD SpiderNet” ecosystem, AMTD Digital, our subsidiary, is a comprehensive digital solutions platform in Asia with four main business lines: digital financial services, digital solutions, digital media, content, and marketing, and digital investments.

Fashion and Luxury Media Advertising and Marketing Services

Our wholly-owned subsidiary L’Officiel engages in the provision of print and digital advertising campaigns, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

Hotel Operations and Hospitality Services

Our subsidiary AMTD Assets, held through AMTD Digital, holds a global portfolio of premium whole building properties and provides hospitality services. It focuses on and specializes in hospitality and lifestyle concepts globally and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, property rental, food and beverage, and club membership services across major cities.

Investment Portfolio

As of December 31, 2022, our investment portfolio reached an aggregate fair value of HK$3.0 billion (US$0.4 billion), in which (i) our strategic investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 23.5%, (ii) derivative assets and our investment in other companies accounted for 58.2%, and (iii) our investment in AMTD Assets Alpha Group accounted for 18.3%.

Through investment in financial institutions with stable annual dividend distribution, we are able to connect more business partners in this sector, such as members of Regional Banks+ Strategic Cooperation Alliance.

The Regional Banks + Strategic Cooperation Alliance is a financial cooperation and communication platform as well as economic and social organization initiated by AMTD Group, and jointly established by four leading regional banks of China including Bank of Qingdao, Guangzhou Rural Commercial Bank, Jiangxi Bank and Zhongyuan Bank (arranged in alphabetical order). Rooted in China and embracing openness as well as inclusiveness, the Alliance includes major Chinese regional banks (including city commercial banks and rural commercial banks) and other strategically cooperated financial institutions and welcomes other similar global institutions and partners to join hands. The purpose of the Alliance is “Mutual Cooperation, Synergic Team-up, Innovated Developments”. Under the premise of complying with relevant laws and regulations as well as economic and financial policies, the Alliance operates with the principle of “Leading Innovation, Reciprocity, Fairness, Openness, and Independence”, empowers the traditional financial business to be promoted by fintech, develops the new model of fintech, smart finance, inclusive finance and green finance, as well as promotes the international innovation development and corporation models of the Alliance members.

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

Intellectual Property

As of the date of this annual report, we own numerous registered trademarks on a worldwide basis including trademarks with the word “L’Officiel.” We are also licensed by our Controlling Shareholder to use certain trademarks which included the word “AMTD” or logo of “AMTD” or a combination of word and logo. We maintain various registered domain names, including amtdinc.com.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. While we are based in Hong Kong, we compete both globally and on a regional basis. We compete on the basis of a number of factors, including strength of client relationships, reputation, industry expertise, and deal execution skills.

With respect to our capital market solutions businesses, our competitors are other investment banking firms and financial advisory firms. Our primary competitors in these businesses are international investment banking firms and other large financial institutions, many of which have greater financial and other resources as well as scale and are capable of offering a wider range of products and services, such as loans, deposit-taking, and a full range of investment banking services. Some of our competitors also have the ability to use revenues derived from commercial banking, insurance, and other financial services in an effort to gain market share. In addition, we operate these businesses in a highly competitive environment and the barriers to entry into these businesses are low. Nevertheless, we believe that we have a unique competitive edge and are capable of expanding rapidly by leveraging our “AMTD SpiderNet” network, relationships and comprehensive capabilities.

With respect to our strategic investment business, we believe that we do not compete with other private equity funds, specialized investment funds, hedge fund sponsors, financial institutions and other players. Our investments have been made primarily for strategic reasons rather than for pure financial gain, and the funds for the investments are entirely our own.

With respect to digital solutions and other services, our primary competitors include FinTech companies, traditional financial institutions and consumer technology platforms, as well as other corporate-focused insurance providers and other insurance solutions platforms. For fashion and luxury media advertising and marketing services, our primary competitors include not only other large multinational advertising and marketing communications companies, but also smaller entities that operate in local or regional markets as well as new forms of market participants. We also compete with other hotel operators and hospitality service provider with respect to our hotel operations and hospitality services.

We face intense competition for the recruiting and retention of qualified, experienced professionals. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees.

For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Our subsidiary AMTD Digital operates in the emerging, dynamic, and competitive digital financial services industry, which makes it difficult for investors to evaluate its future prospects, and we cannot assure you that its current or future strategies will be successfully implemented or will generate sustainable profit,” Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—The financial services industry is intensely competitive. If we are unable to compete effectively, we may lose our market share and our results of operations and financial condition may be materially and adversely affected” ,“Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—Our subsidiary L’Officiel operates in a highly competitive industry and faces significant competition for advertising spending from operators of new and traditional advertising channels. If L’Officiel cannot compete successfully, our results of operations would be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries—The hospitality market is highly competitive, and our subsidiary AMTD Assets may be unable to compete successfully with its current or future competitors.”

Regulation

This section summarizes all of the significant laws and regulations that materially affect our business activities.

Regulations in Hong Kong

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

Insurance Brokerage Regulatory Regime

On September 23, 2019, the Hong Kong Insurance Authority, or the HKIA took over regulation of insurance agents and brokers from the self-regulatory bodies, or the SROs, which are the Insurance Agents Registration Board set up by the Hong Kong Federation of Insurers, Hong Kong Confederation of Insurance Brokers, and the Professional Insurance Brokers Association. Intermediaries are and will be subject to statutory licensing and conduct requirements, supplemented by rules, codes, guidelines and circulars issued by the HKIA.

The Insurance Ordinance (along with its subsidiary legislation) (Cap. 41) of Hong Kong, or the HKIO, is the principal legislation to regulate the insurance industry in Hong Kong. The regulatory framework applicable to insurers and insurance intermediaries in Hong Kong is set out in the HKIO. The HKIO sets out the requirements for the authorization / licensing, ongoing compliance and reporting obligations of insurers and insurance intermediaries.

The HKIO provides no person shall carry on any class of insurance business in or from Hong Kong unless authorized to do so. The HKIO prescribes “regulated activities” and offences for carrying them out without a license. The new regulated activities include:

•	negotiating or arranging a contract of insurance;

•	inviting or inducing a person to enter into a contract of insurance (or attempting to do so);

•	inviting or inducing a person to make a material decision in relation to a contract of insurance (or attempting to do so); and

•	giving regulated advice.

The new regime also includes statutory conduct requirements for insurance intermediaries under sections 90 to 92 of the HKIO. The fundamental principles include honesty and integrity, exercising care, skill and diligence, disclosure of information and conflicts of interest. Such principles are consistent with the principle of the fair treatment of customers enunciated by the International Association of Insurance Supervisors.

There is a transition period for existing intermediaries for three years. Existing insurance intermediaries who are validly registered with SROs before September 23, 2019 will be deemed licensees during the transition period. For any pending insurance intermediary applications, applicants will need to make a fresh application to the HKIA after commencement of the new regime.

As of the date of this annual report, our subsidiary AMTD Risk Solutions Group Limited (“AMTD RSG”) is deemed to be a licensed insurance intermediary.

AMTD RSG was validly registered with an SRO before the commencement of the new regulatory regime for insurance intermediaries (i.e. September 23, 2019), as such, under the HKIO, it is deemed to be a licensed insurance intermediary for a period of 3 years from the commencement of the new regime unless the license is revoked in accordance with the HKIO. AMTD RSG was granted the insurance broker company license for general & long term business (including linked long term business) by the HKIA on September 9, 2022.

Insurance Brokerage Registration Requirements in Hong Kong Under the Current Regime

Insurance Broker License

A licensed insurance broker means a licensed insurance broker company or a licensed technical representative (broker).

A licensed insurance broker company is a company which is granted an insurance broker company license to carry on regulated activities in one or more lines of business, and to perform the act of negotiating or arranging an insurance contract as an agent of any policy holder or potential policy holder.

A licensed technical representative (broker) is an individual who is granted a technical representative (broker) license to carry on regulated activities in one or more lines of business, as an agent of any licensed insurance broker company.

Appointment of Responsible Officer

An insurance broker company is required to appoint a Responsible Officer, or the RO. The RO shall be a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company, and should be provided with sufficient resources and support for discharging his or her responsibilities. Prior approval of the HKIA is required for appointment of the RO.

The RO is expected to:

1.

have the minimum education standard of a bachelor degree from a recognized university or tertiary education institution, an insurance qualification specified by the HKIA from time to time and published on the HKIA’s website, or other equivalent qualifications; and

2.

possess experience commensurate with the nature and scale of business of the insurance broker company concerned and the level of responsibilities to be carried out. The general expectation will be a minimum of 5 years’ experience in the insurance industry, including at least 2 years of management experience.

A person who was a Chief Executive registered with the Hong Kong Confederation of Insurance Brokers, or the CIB, or Professional Insurance Brokers Association, or the PIBA, at any time before September 23, 2019; or was a Technical Representative registered with the CIB or PIBA at any time before September 23, 2019 and already possessed a minimum of 15 years’ experience in insurance-related work in the insurance industry in Hong Kong on the commencement date, is exempt from the criteria set out above in relation to an application for approval of the person to become a responsible officer of a business entity which is, is applying to be, or is applying for a renewal of a license to be a licensed insurance broker company.

The HKIA will normally not allow a person to be appointed as a responsible officer of more than one licensed insurance broker company unless the insurance broker companies concerned belong to the same group of companies or have common shareholder(s), or there is any other justification acceptable to the HKIA. The HKIA will consider each application on a case-by-case basis.

Financial and Other Requirements for Licensed Insurance Broker Companies

In respect of a company which is, is applying to be, or is applying for a renewal of a license to be a licensed insurance broker company, the HKIA must be satisfied that, among other things, (a) the company is a fit and proper person to carry on regulated activities in the lines of business concerned; (b) each director of the company and the controller in relation to the company (if any) are fit and proper persons to be associated with the carrying on of regulated activities in those lines of business; and (c) the company will be able to comply with the rules made by the HKIA under section 129 of the HKIO that set out the requirements in relation to capital, net assets, professional indemnity insurance, keeping of separate client accounts and keeping of proper books and accounts.

(a)	Capital and Net Assets

For an incorporated insurance broker, it shall maintain a minimum net assets value and minimum paid-up capital of HK$500,000 at all times.

In calculating net assets value, it will be conducted in accordance with accounting standards generally accepted in Hong Kong. Intangible assets will be excluded.

For an existing licensed insurance broker company, there is a grace period to comply with the capital requirements under the new regime. For the period from the commencement date to December 31, 2023, the amount of paid-up share capital and net assets which a specified insurance broker company must maintain at all times respectively are for the period that begins on the commencement date and ends on December 31, 2021, not less than HK$100,000; and for the period that begins on January 1, 2022 and ends on December 31, 2023, not less than HK$300,000.

(b)	Professional Indemnity Insurance

A professional indemnity insurance policy has to be maintained with a minimum limit of indemnity for any one claim and in any one insurance period of 12 months. The minimum limit of indemnity shall be the greater of the following:

1.

two times the aggregate insurance brokerage income in the 12 consecutive months immediately preceding the date of commencement of the professional indemnity insurance cover, up to a maximum of HK$75,000,000; or

2.	HK$3,000,000.

For insurance brokers which are in their first 12 months of operation, the limit of indemnity shall not be less than HK$3,000,000.

(c)	Keeping of Separate Client Accounts

Client money shall be kept in a separate client account. Client money is not allowed to be used for any purposes other than for the client’s purposes.

(d)	Keeping Proper Books and Accounts

The insurance broker company’s accounting and financial records need to be sufficient to, among others, explain and reflect the financial position and operation of its insurance brokerage business, and enable financial statements that give a true and fair view of its financial position and financial performance. Such records shall be kept in a manner that enables an audit to be carried out conveniently and properly.

The records shall be kept in writing, showing the particulars of all transactions by the broker, all income received from brokerage and expenses paid by the broker, and all the assets and liabilities of the broker in sufficient detail. Such records shall be retained for a period for not less than 7 years.

Conduct requirements for licensed insurance broker companies

Section 92(1) of the HKIO sets out the relevant conduct requirements for a licensed insurance broker company as follows:

•

it must establish and maintain proper controls and procedures for securing compliance with the conduct requirements set out in section 90 by the broker company and the licensed technical representatives (broker) appointed by the broker company;

•

it must use its best endeavors to secure observance with the controls and procedures established under section 92(1)(a) by the licensed technical representatives (broker) appointed by the broker company;

•	it must ensure that its responsible officer has sufficient authority within the broker company for carrying out the responsibilities set out in section 92(2); and

•	it must provide its responsible officer with sufficient resources and support for carrying out the responsibilities set out in section 92(2).

More detailed Corporate Governance and Controls and Procedures are set out in Code of Conduct for Licensed Insurance Brokers published by the HKIA.

Guideline on continuing professional development for licensed insurance intermediaries

The Guideline on Continuing Professional Development for Licensed Insurance Intermediaries, or the CPD, applies to individual licensees and their principals (insurance agencies, broker companies and also insurers that appoint individual insurance agents). It sets out the new CPD requirements under the new regime. To ensure continued professional competence in carrying out their regulated activities, individual licensees need to stay up-to-date on technical and regulatory knowledge and ethical standards. Failure to comply with the CPD Guideline may adversely affect the fitness and properness of that person and may potentially lead to disciplinary action by the HKIA.

Principals must ensure that individual licensees appointed by them comply with applicable CPD requirements and have adequate controls and procedures in place to monitor and ensure this compliance, for example, by requesting, checking and verifying the documentary evidence in support of the CPD declaration forms submitted to the HKIA by the individual licensees.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong, or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•	Principle 1—purpose and manner of collection of personal data;

•	Principle 2—accuracy and duration of retention of personal data;

•	Principle 3—use of personal data;

•	Principle 4—security of personal data;

•	Principle 5—information to be generally available; and

•	Principle 6—access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/ or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•	if the data user holds such data, to be supplied with a copy of such data; and

•	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

Notes:

(1)

Our shareholders include (i) holders of our ordinary shares such as AMTD Group and Infinity Power Investments Limited, and (ii) public investors. For details relating to our share ownership, see “Item 4. Information on the Company—E. Share Ownership.”

(2)	The other shareholders of AMTD Digital mainly include third party investors, one of our employees and public investors.
(3)	AMTD Property Investment Holdings Limited has six subsidiaries in Cayman Islands, British Virgin Islands and Hong Kong.
(4)

AMTD Digital Financial Holdings Limited has eleven subsidiaries in British Virgin Islands, Singapore and Hong Kong. AMTD Digital Media Holdings Limited has one subsidiary in Hong Kong. AMTD Digital Investments Holdings Limited has twelve subsidiaries in British Virgin Islands, Hong Kong and Singapore.

(5)	L’Officiel Inc. SAS has eight subsidiaries in the United States, France, Italy, Singapore and Malaysia.

Our Relationship with our Controlling Shareholder and other Group Companies

As of the date of this annual report, our company is 39.6% beneficially owned by our Controlling Shareholder, representing 85.5% of the total voting power in our company. Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenues and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company.

Treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. We may also leverage our Controlling Shareholder to settle receivables or payables arising from acquisitions or disposals of investments. As of December 31, 2022, the amount due from entities within AMTD Group in connection with intra-group treasury fund allocation was HK$2.2 billion (US$287.0 million).

We entered into agreements with our Controlling Shareholder with respect to our ongoing relationship in June 2019. These agreements include a master transaction agreement, a transitional services agreement, and a non-competition agreement. The following are summaries of these agreements.

Master Transaction Agreement

Pursuant to the master transaction agreement, we are responsible for all financial liabilities associated with the current and historical capital market solutions, and strategic investment businesses and operations that have been conducted by or transferred to us, and our Controlling Shareholder is responsible for financial liabilities associated with all of our Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master transaction agreement also contains indemnification provisions under which we and our Controlling Shareholder agree to indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

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

The service period under the transitional services agreement commenced on June 20, 2019 for a period of 18 months, and had been renewed twice for an additional 18 months subsequently on December 20, 2020 and June 20, 2022.

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

Our Controlling Shareholder has agreed not to compete with us during the non-competition period in the capital market solutions business that are both primarily targeting institutional and corporate clients, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder during the non-competition period in the businesses currently conducted by our Controlling Shareholder, except (i) for continuing to provide capital market solutions services to our existing individual clients, and (ii) for owning non-controlling equity interest in any company competing with our Controlling Shareholder.

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

AMTD Digital’s Relationship Agreements with the Controlling Shareholder

AMTD Digital entered into a series of agreements with the Controlling Shareholder with respect to their ongoing relationship in May 2021. These agreements include a master transaction agreement, a transitional services agreement and a non-competition agreement. The following are summaries of these agreements.

Digital Master Transaction Agreement

Pursuant to the master transaction agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021 (the “Digital Master Transaction Agreement”), AMTD Digital is responsible for all financial liabilities associated with the current and historical digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing, and digital investments businesses and operations that have been conducted by or transferred to it, and the Controlling Shareholder is responsible for financial liabilities associated with all of the Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The Digital Master Transaction Agreement also contains indemnification provisions under which AMTD Digital and the Controlling Shareholder indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

The Digital Master Transaction Agreement sets forth the investment opportunity referral procedures, pursuant to which the Controlling Shareholder agrees to first present investment opportunities related to digital financial services or digital financial licenses, or investment opportunities in new technology or new media companies to AMTD Digital for consideration within a specified period and to refrain from pursuing these investment opportunities. The Controlling Shareholder agrees to pursue these investment opportunities for itself only after AMTD Digital declines to pursue these investment opportunities or upon expiration of the specified period should AMTD Digital fails to respond, with the exception of subsequent investments by the Controlling Shareholder in its existing investee companies. When determining whether or not to pursue an investment opportunity, members of AMTD Digital’s investment committee that have overlapping duties as directors or officers in the Controlling Shareholder will abstain from participating in the investment decision-making and approval process.

Furthermore, under the Digital Master Transaction Agreement, AMTD Digital agrees to use its reasonable best efforts to select the same independent certified public accounting firm, or auditor, used by the Controlling Shareholder and provide to the Controlling Shareholder as much prior notice as reasonably practical of any change in our auditor until the first fiscal year end occurring after the Controlling Shareholder together with its subsidiaries no longer owns in aggregate at least 20% of the voting power of our then outstanding securities.

Pursuant to the master transaction agreement, AMTD Digital is licensed by the Controlling Shareholder to use any and all of its intellectual properties for free.

The Digital Master Transaction Agreement will automatically terminate the first date upon which the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of AMTD Digital’s then outstanding securities. The agreement can be terminated early or extended by mutual written consent of the parties. The termination of the agreement will not affect the validity and effectiveness of the transitional services agreement and the non-competition agreement.

Digital Transitional Services Agreement

Under the transitional services agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021 (the “Digital Transitional Services Agreement”), the Controlling Shareholder agrees that, during the service period, as described below, the Controlling Shareholder will provide us with various corporate support services, including but not limited to:

•	administrative support;

•	marketing and branding support;

•	technology support; and

•	provision of office space and facilities.

The Controlling Shareholder may also provide AMTD Digital with additional services that the parties may identify from time to time in the future.

The price to be paid for the services provided under the Digital Transitional Service Agreement is determined according to the terms of the agreement. The Digital Transitional Service Agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under the Digital Transitional Services Agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commences on May 20, 2021 for a period of 18 months, and had been renew for an additional 18 months subsequently on November 20, 2022. AMTD Digital may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to the Controlling Shareholder and paying a termination fee equal to the direct costs incurred by the Controlling Shareholder in connection with its provision of services at the time of the early termination. The Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of AMTD Digital.

Digital Non-competition Agreement

The non-competition agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021 (the “Digital Non-Competition Agreement”) provides for a non-competition period beginning upon the completion of AMTD Digital’s initial public offering and ending on the later of (1) two years after the first date when the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of AMTD Digital’s then outstanding securities and (2) the fifth anniversary of the completion of AMTD Digital’s initial public offering. The agreement can be terminated early by mutual written consent of the parties.

The Controlling Shareholder has agreed not to compete with AMTD Digital during the non-competition period in AMTD Digital’s digital financial services, SpiderNet ecosystem solutions, digital media, content, and marketing, except for owning non-controlling equity interest in any company competing with AMTD Digital. AMTD Digital has agreed not to compete with the Controlling Shareholder during the non-competition period in the businesses currently conducted by the Controlling Shareholder, except for owning non-controlling equity interest in any company competing with the Controlling Shareholder.

The Digital Non-Competition Agreement also provides for a mutual non-solicitation obligation that neither AMTD Digital nor the Controlling Shareholder may, during the non-competition period, hire, or solicit for hire, any active employees of, or individuals providing consulting services to the other party, or any former employees of, or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Contractual Arrangements with respect to Airstar Bank

In October 2020, AMTD Digital entered into an agreement with our Controlling Shareholder, pursuant to which AMTD Digital agrees to provide SpiderNet ecosystem solutions services to support the management of its 10% investee company, Airstar Bank, for a fixed annual service fee of HK$12.8 million. The fee was adjusted to HK$20 million from October 1, 2022. In addition to the fixed annual service fee, AMTD Digital is entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. AMTD Digital is also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, AMTD Digital is not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement.

D.	Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising approximately 18,260 square feet in Hong Kong as of December 31, 2022. Our principal executive offices are leased by our Controlling Shareholder from independent third parties. Our Controlling Shareholder shared with us part of its office space and certain office infrastructure, who plans to renew the lease from time to time as needed.

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

In 2020, 2021, and 2022, we derived total revenue of HK$1.1 billion, HK$1.4 billion and HK$1.4 billion (US$175.8 million), respectively, and derived total comprehensive income of HK$1.1 billion, HK$1.2 billion and HK$1.3 billion (US$161.3 million), respectively.

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

Major Factors Affecting Our Results of Operations

Revenue

Our revenue consists of (i) revenue from contracts with customers, (ii) dividend and gain related to disposed investment, and (iii) net fair value changes on financial assets at fair value through profit or loss, or FVTPL, and derivatives. The following table sets forth a breakdown of our revenue in absolute amount and as a percentage of total revenue for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Revenue from contracts with customers	607,263	54.3	680,478	48.7	825,185	105,772	60.1
Dividend and gain related to disposed investments	171,027	15.3	173,823	12.4	223,343	28,628	16.3
Net fair value changes on financial assets at FVTPL, stock loan and derivatives	340,250	30.4	543,543	38.9	323,353	41,448	23.6

Total	1,118,540	100.0	1,397,844	100.0	1,371,881	175,848	100.0

Revenue from contracts with customers

The following table sets forth a breakdown of our revenue from contracts with customers in absolute amount and as a percentage of total revenue from contracts with customers for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Capital market solutions income	607,263	100.0	680,478	100.0	581,933	74,592	70.5
Digital solutions and other services income	—	—	—	—	183,573	23,530	22.3
Fashion and luxury media advertising and marketing services income	—	—	—	—	59,679	7,650	7.2

Total	607,263	100.0	680,478	100.0	825,185	105,772	100.0

We derive revenue from contracts with customers from three business lines: capital market solutions service, digital solutions and other services, and fashion and luxury media advertising and marketing services. Capital market solutions services represent the primary source of our revenue from contracts with customers, which we earn primarily from (i) underwriting IPOs and bond offerings, (ii) financial advisory services in relation to equity or bond disposals, and (iii) asset management. We also derive service fees and commission income from providing digital solutions and insurance brokerage services. For fashion and luxury business, we earn revenue primarily from (i) provision of advertising and marketing services, (ii) media licensing, and (iii) sale of magazines.

Dividend and gain related to disposed investment

We make equity investments with our own capital in companies of our strategic choice. Our dividend and gain related to disposed investment in 2020, 2021 and 2022 consisted of various strategic and financial investments.

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

Other income

Other income consists of (i) bank interest income, (ii) interest income derived from loan notes from independent third parties and stock lending agreement, (iii) interest income from Controlling shareholder, (iv) government grant, and (v) other non-recurring miscellaneous income.

Other operating expenses

Our other operating expenses consist of (i) advertising and marketing service fees and brand promotional expenses, (ii) premises costs and office utilities, (iii) traveling and business development expenses , (iv) commissions paid to asset management sales personnel and bank charges, (v) administrative service fee, management and investment and advisory fees, and office and maintenance expenses, (vi) professional and consulting fees for business development, (vii) staff recruitment expenses, and (viii) other miscellaneous expenses.

The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of total operating expenses for the periods presented.

	For the Year Ended December 31,
	2020		2021		2022
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Other Operating Expenses
Advertising and marketing service fees and brand promotional expenses	5,697	5.5	598	0.7	20,004	2,564	11.2
Premises costs and office utilities	20,846	20.1	22,048	26.3	22,238	2,851	12.5
Traveling and business development expenses	5,636	5.4	3,747	4.5	7,762	995	4.3
Commissions and bank charges	1,957	1.9	1,308	1.6	1,309	168	0.7
Administrative service fee, management and investment advisory fees and office and maintenance expenses	24,505	23.6	24,385	29.1	29,823	3,823	16.7
Legal and professional fees	36,315	35.0	24,663	29.4	73,729	9,451	41.3
Staff recruitment expenses	1,224	1.2	2,322	2.8	4,230	542	2.4
Others	7,543	7.3	4,723	5.6	19,477	2,497	10.9

Total	103,723	100.0	83,794	100.0	178,572	22,891	100.0

Staff costs

Staff costs consist of employee salaries, bonuses, staff welfare, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Staff Costs
Salaries, bonuses and staff welfare	93,661	94,776	121,315	15,550
Pension scheme contributions (defined contribution schemes)	749	810	7,942	1,018

Total	94,410	95,586	129,257	16,568

Finance costs

Finance costs represent our interest expenses on our convertible bond and bank borrowings.

Seasonality

Our results of operations are subject to fluctuations due to the nature of capital market solutions, digital solutions and other services, and fashion and luxury media advertising and marketing services businesses. Seasonality of our business was not apparent historically.

Taxation

We had income tax credit of HK$137.5 million, income tax expense of HK$109.3 million, and income tax expense of HK$105.0 million (US$13.5 million) for the years ended December 31, 2020, 2021, and 2022, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

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

Critical Accounting Estimates

The Critical Accounting Estimates are consistent with the disclosure presented in the consolidated financial statements for the years ended December 31, 2020, 2021 and 2022.

Inflation

To date, inflation in Hong Kong has not materially affected our results of operations. According to the Census and Statistics Department of Hong Kong, the year-over-year percent changes in the consumer price index for December 2020, 2021, and 2022 were increases of 0.3%, 2.4%, and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if Hong Kong experiences higher rates of inflation in the future.

Results of Operations

	For the Year Ended December 31,
	2020		2021		2022
	HK$	%	HK$	%	HK$	US$	%
	(in thousands, except for percentages)
Revenue
Capital market solutions income	607,263	54.3	680,478	48.7	581,933	74,592	42.4
Digital solutions and other services income	—	—	—	—	183,573	23,530	13.4
Fashion and luxury media advertising and marketing services	—	—	—	—	59,679	7,650	4.3

Dividend and gain related to disposed investments	171,027	15.3	173,823	12.4	223,343	28,628	16.3

Sub-total	778,290	69.6	854,301	61.1	1,048,528	134,400	76.4

Net fair value changes on investments, stock loan and derivatives	340,250	30.4	543,543	38.9	323,353	41,448	23.6

Total revenue	1,118,540	100.0	1,397,844	100.0	1,371,881	175,848	100.0
Other income	111,867	10.0	125,538	9.0	141,462	18,133	10.3
Other gain	—	—	—	—	153,488	19,674	11.2
Impairment loss under expected credit loss made on financial assets	(17,109)	(1.5)	—	—	(3,920)	(502)	(0.3)
Other operating expenses	(103,723)	(9.3)	(83,794)	(6.0)	(178.573)	(22,890)	(13.0)
Staff costs	(94,410)	(8.5)	(95,586)	(6.8)	(129,257)	(16,568)	(9.4)
Finance costs	(21,510)	(1.9)	(12,826)	(0.9)	(6,729)	(862)	(0.5)

Net fair value changes on derivative financial liability	7,765	0.7	—	—	13,347	1,711	1.0

Profit before tax	1,001,420	89.5	1,331,176	95.3	1,361,699	174,544	99.3
Income tax (expense)/credit	137,541	12.3	(109,295)	(7.8)	(104,984)	(13,457)	(7.7)

Profit for the year	1,138,961	101.8	1,221,881	87.5	1,256,715	161,087	91.6

Segment Information

We report our results of operations in four reportable segments: capital market solutions, digital solutions and other services, fashion and luxury media advertising and marketing services, and strategic investment, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended December 31,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Capital market solutions
Segment revenue	607,263	680,478	581,933	74,592
Segment results(1)	565,271	658,504	564,983	72,420
Digital solutions and other services
Segment revenue	—	—	183,573	23,530
Segment results(1)	—	—	166,805	21,381
Fashion and luxury media advertising and marketing services
Segment revenue	—	—	59,679	7,650
Segment results(1)	—	—	21,338	2,735
Strategic Investment
Segment revenue	511,277	717,367	546,696	70,076
Segment results(1)	511,277	717,367	546,696	70,076

Total segment results	1,076,548	1,375,871	1,299,822	166,612

Note:

(1)

The segment results represent segment revenue that excludes (i) corporate and other unallocated expenses, (ii) unallocated finance costs, (iii) unallocated net changes in fair value on derivative financial liability, (iv) unallocated other income, and (v) unallocated other gain.

We started to provide hotel operations and hospitality services through our subsidiary AMTD Assets in February 2023.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2020, 2021, and 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Revenue from contracts with customers. Our revenue increased by 21.3% from HK$680.5 million in 2021 to

HK$825.2 million (US$105.8 million) in 2022, primarily due to a change in revenue mix resulting from our successful strategic business expansion. Our acquisitions of AMTD Digital and L’Officiel during the year have brought in new income sources, including revenue generated from digital solutions and other services of HK$183.5 million (US$23.5 million) and fashion and luxury media advertising and marketing services of HK$59.7 million (US$7.6 million).

Dividend and gain related to disposed investment. Our dividend and gain related to disposed investment increased by 28.5% from HK$173.8 million in 2021 to HK$223.3 million (US$28.6 million) in 2022, primarily due to an increase in net gain from disposal of financial instruments.

Net fair value changes on investment and derivative. The net fair value gain amounted to HK$323.4 million (US$41.4 million) in 2022, representing a decrease of 40.5% as compared to 2021, primarily due to a decrease in the fair value of our investment portfolio of HK$759.0 million (US$97.3 million) partially offset by an increase in derivative financial assets of HK$538.8 million (US$69.1 million). The net fair value gain arising from investments in equity securities of related parties were HK$213.8 million (US$27.4 million) and HK$545.2 million for the years ended December 31, 2022 and 2021, respectively.

Other income

Our other income increased by 12.7% from HK$125.5 million in 2021 to HK$141.5 million (US$18.1 million) in 2022, primarily attributable to additional interest income derived from loan notes due from independent third parties and stock lending agreement of an aggregate of HK$51.3 million (US$6.6 million), offset by a decrease in the net average outstanding balance due from our immediate holding company, which was interest-bearing.

Other gain

Our other gain was nil in 2021 and HK$153.5 million (US$19.7 million) in 2022. Our other gain in 2022 was attributable to the gain arising from a bargain purchase of HK$38.0 million (US$4.9 million) and disposal of subsidiaries of HK$115.5 million (US$14.8 million).

Other operating expenses

Our other operating expenses increased by 113.1% from HK$83.8 million in 2021 to HK$178.6 million (US$22.9 million) in 2022, primarily due to (i) an increase in professional and consulting fee of HK$49.1 million (US$6.3 million), (ii) an increase of an aggregate of HK$23.4 million (US$3.0 million) in advertising and marketing services fee and brand promotional expenses as well as traveling and business development expenses and (iii) an increase in amortization of HK$5.7 million (US$0.7 million), as a result of acquisition of AMTD Digital and L’Officiel during the year.

Staff costs

Our staff costs increased by 35.2% from HK$95.6 million in 2021 to HK$129.3 million (US$16.6 million) in 2022, primarily due to the acquisitions of AMTD Digital and L’Officiel during the year.

Finance costs

Our finance costs decreased by 47.5% from HK$12.8 million in 2021 to HK$6.7 million (US$0.9 million) in

2022, primarily due to the repayment of bank borrowings.

Income tax expense

Income tax expense remained stable amounting to HK$109.3 million in 2021 and HK$105.0 million (US$13.5 million) in 2022.

Profit for the year

As a result of the foregoing, our profit increased by 2.9% from HK$1,221.9 million in 2021 to HK$1,256.7 million (US$ 161.1 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Fee and commission income. Our fee and commission income increased by 12.1% from HK$607.3 million in 2020 to HK$680.5 million in 2021, primarily due to the combination effect of an increase in financial advisory fee mainly arising from our successful branching out to secondary markets as well as the maintenance of our core strengths to capture opportunities in the primary markets, offsetting with a decrease in management fee and performance-based incentive fee resulting from the expiration of existing management agreement and our offering of more competitive fee rates in the middle of difficult market condition, globally.

Dividend and gain related to disposed investments. Our dividend and gain related to disposed investment increased by 1.6% from HK$171.0 million in 2020 to HK$173.8 million in 2021, primarily due to an increase in net gain from disposal of financial instruments.

Net fair value changes on investments, stock loan and derivatives. The net fair value gain amounted to HK$543.5 million in 2021, representing an increase of 59.7% as compared to 2020, primarily due to an increase in the fair value of our investment portfolio partially offset by a reduction in derivative financial assets. The net fair value gain arising from investments in equity securities of related parties were HK$545.2 million and HK$336.4 million for the years ended December 31, 2021 and 2020, respectively.

Other income

Our other income increased by 12.2% from HK$111.9 million in 2020 to HK$125.5 million in 2021, primarily attributable to an increase in the net average outstanding balance due from our immediate holding company, which was interest bearing.

Other operating expenses

Our other operating expenses decreased by 19.2% from HK$103.7 million in 2020 to HK$83.8 million in 2021, primarily due to (i) a decrease in professional and consulting fees of HK$11.7 million, and (ii) a decrease of an aggregate of HK$7.0 million in marketing and brand promotion expenses as well as traveling and business development expenses as a result of the persisting pandemic situation.

Staff costs

Our staff costs remained stable from HK$94.4 million in 2020 to HK$95.6 million in 2021.

Finance costs

Our finance costs decreased by 40.4% from HK$21.5 million in 2020 to HK$12.8 million in 2021, primarily due to the active liability management effected to proactively reduce the gearing ahead of maturities to continuously improve our financial metrics.

Income tax (expense)/credit

Income tax credit of HK$137.5 million and income tax expense of HK$109.3 million were recorded for 2020 and 2021, respectively. The change was primarily due to a reversal of deferred tax liability of HK$242.9 million provided on fair value changes of certain investments in prior period, which were considered to be capital gains in nature and therefore not subject to profits tax.

Profit for the year

As a result of the foregoing, our profit increased by 7.3% from HK$1,139.0 million in 2020 to HK$1,221.9 million in 2021.

Selected Items on the Consolidated Statements of Financial Position

The following table sets forth certain selected consolidated statements of financial position data as of the dates indicated:

	As of December 31,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Assets:
Accounts receivable	77,350	86,515	187,674	24,055
Due from immediate holding company	6,477,266	2,144,975	2,239,359	287,042
Financial assets at fair value through profit or loss—current	62,520	—	—	—
Financial assets at fair value through profit or loss—non-current	2,193,820	2,786,027	1,523,195	195,244
Derivative financial asset	1,023,903	969,895	1,443,134	184,982
Total assets	10,526,291	6,686,838	8,271,292	1,060,218

Liabilities and Equity:
Accounts payable	201,986	155,021	82,315	10,551
Bank borrowings—current	232,280	388,871	156,910	20,113
Bank borrowings—non-current	—	—	3,569	457
Total liabilities	802,115	897,965	454,664	58,279
Perpetual securities	1,834,685	1,771,043	1,770,394	226,930
Total equity	9,724,176	5,788,873	7,816,628	1,001,939
Total liabilities and equity	10,526,291	6,686,838	8,271,292	1,060,218

Accounts receivable

Our accounts receivable consists of (i) receivable from capital market solutions services, (ii) commission receivable from insurance brokerage, (iii) receivable from digital solutions and other services, and (iv) receivable from fashion and luxury media advertising and marketing services. The following table sets forth a breakdown of our accounts receivable as of the dates indicated.

	As of December 31,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Accounts receivable:
Receivable from capital market solutions services	77,350	86,515	81,615	10,461
Commission receivable from insurance brokerage	—	—	2,718	348
Receivable arising from digital solutions and other services	—	—	81,844	10,491
Receivable from fashion and luxury media advertising and marketing services	—	—	21,497	2,755

Total	77,350	86,515	187,674	24,055

Our accounts receivable increased by 116.9% from HK$86.5 million as of December 31, 2021 to HK$187.7 million (US$24.1 million) as of December 31, 2022, primarily due to an increase in receivable from two new revenue streams through acquisition of AMTD Digital and L’Officiel, including receivable from digital solutions and other services of HK$81.8 million (US$10.5 million) and receivable from fashion and luxury media advertising and marketing services of US$21.5 million (US$2.8 million).

Our accounts receivable increased by 11.8% from HK$77.4 million as of December 31, 2020 to HK$86.5 million as of December 31, 2021, primarily due to an increase in receivable from new businesses generated in capital market solutions services.

The settlement terms of our accounts receivable varied depending on the type of accounts receivable. The normal settlement terms of receivable from our capital market solutions services are specific terms mutually agreed between the contracting parties and receivables are non-interest bearing. Commission receivable arising from insurance brokerage business has a credit period of up to 15 days and accounts receivable from digital solutions and other services business and fashion and luxury media advertising and marketing services business have a credit period of up to 90 days.

The following table sets forth an aging analysis of accounts receivable as of the dates indicated, based on the invoice date, net of loss allowance.

	As of December 31,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Not yet due	67,241	74,048	177,754	22,784
Past due
– Within 1 month	7,797	54	7,271	932
– 1 to 3 months	221	5,166	1,545	198
– Over 3 months	2,091	7,247	1,104	141

Total	77,350	86,515	187,674	24,055

Our accounts receivable not yet past due increased by 140.1% from HK$74.0 million as of December 31, 2021 to HK$177.8 million (US$22.8 million) as of December 31, 2022, primarily attributable to receivables arising from acquisition of AMTD Digital and L’Officiel, which also lead to an increase in accounts receivable past due within 1 month. The decreases in accounts receivable past due for 1 to 3 months and over 3 months were primarily due to disposal of subsidiaries during the year.

Our accounts receivable not yet past due increased by 10.1% from HK$67.2 million as of December 31, 2020 to HK$74.0 million as of December 31, 2021, primarily attributable to capital market solutions services completed close to the year end. The decrease in accounts receivable past due within 1 month was primarily due to settlement of clients’ receivables of HK$7.7 million in 2021. The increases in accounts receivable past due 1 to 3 months, and over 3 months were primarily due to increase in outstanding balances from certain asset management clients and capital market solutions services of HK$8.9 million as of December 31, 2021.

Due from immediate holding company

Balances with immediate holding company were primarily attributable to inter-company fund transfers carried out among the entities within AMTD Group as part of the central treasury function. On August 5, 2019 and July 15, 2022, we entered into an intercompany financing agreement with our immediate holding company. Any intercompany receivables and payables balances with the immediate holding company and other subsidiaries of AMTD Group would be settled on a net basis and the net balance bears an interest at 2% per annum. Our treasury function was conducted centrally under AMTD Group.

The amount of our due from immediate holding company increased from HK$2.1 billion as of December 31, 2021 to HK$2.2 billion (US$0.3 billion) as of December 31, 2022, primarily due to the net effect of the

(i) acquisition of AMTD Digital and (ii) repurchase of shares from AMTD Group amounting to HK$2.5 billion (US$320.5 million).

The amount of our due from immediate holding company decreased from HK$6.5 billion as of December 31, 2020 to HK$2.1 billion as of December 31, 2021, primarily due to the net effect of the followings (i) the share repurchase transactions amounting to HK$5.0 billion, (ii) the purchase transactions of financial assets at fair value through profit or loss amounting to HK$174.7 million, (iii) interest income amounting to HK$116.0 million, (iv) advances to immediate holding company amounting to HK$348.7 million, and (v) the disposal transaction of financial assets at fair value through profit or loss amounting to HK$377.7 million.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss primarily consist of (i) listed equity shares at quoted prices,

(ii) unlisted equity shares, and (iii) movie income right investments, all of which are related to our strategic investment business.

Our financial assets at fair value through profit or loss decreased from HK$2.8 billion as of December 31, 2021 to HK$1.5 billion (US$0.2 billion) as of December 31, 2022, primarily attributable to (i) the derecognition of investment in AMTD Digital as financial assets at FVTPL upon our acquisition of HK$1.3 billion (US$166.7 million), (ii) additional investments of HK$399.7 million (US$51.2 million) made in 2022, (iii) disposal of investments of HK$377.9 million (US$48.4 million) in 2022, and (iv) a net depreciation in value of HK$91.1million (US$11.7 million).

Our financial assets at fair value through profit or loss increased from HK$2.3 billion as of December 31, 2020 to HK$2.8 billion as of December 31, 2021, primarily attributable to (i) a net appreciation in value of HK$0.6 billion, (ii) additional investments of HK$0.2 billion made in 2021, and (iii) disposal of investments of HK$0.3 billion in 2021.

Derivative financial asset

Our derivative financial asset mainly represented the derivative contracts of “Upside Participation and Profit Distribution Agreements” entered into with a counterparty in order to hedge against adverse movement in the share price of our investments in listed shares. The fair value of our derivative financial asset increased by 48.8% from HK$969.9 million as of December 31, 2021 to HK$1,443.1 million (US$185.0 million) as of December 31, 2022, primarily due to price movement of the underlying listed shares.

Our derivative financial asset decreased by 5.3% from HK$1,023.9 million as of December 31, 2020 to HK$969.9 million as of December 31, 2021, primarily due to price movement of the underlying listed shares.

Accounts payable

Our accounts payable consists of (i) payables to suppliers of fashion and luxury media advertising and marketing services, (ii) clients’ monies held on trust, and (iii) others. The following table sets forth a breakdown of our accounts payable as of the dates indicated.

	As of December 31,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Accounts payable:
Payables to suppliers of fashion and luxury media advertising and marketing services	—	—	76,779	9,842
Clients’ monies held on trust	200,536	146,284	—	—
Others	1,450	8,737	5,536	710

Total	201,986	155,021	82,315	10,552

Our accounts payable decreased by 46.9% from HK$155.0 million as of December 31, 2021 to HK$82.3 million (US$10.6 million) as of December 31, 2022, primarily due to the decrease in clients’ monies held on trust resulting from the disposal of subsidiaries of HK$146.3 million (US$18.8 million), offsetting with an increase in payables to suppliers of fashion and luxury media advertising and marketing services arising from the acquisition of L’Officiel.

Our accounts payable decreased by 23.3% from HK$202.0 million as of December 31, 2020 to HK$155.0 million as of December 31, 2021, primarily due to a decrease in the amount of clients’ money held on trust.

Bank borrowings

Bank borrowings were unsecured and bore contractual interest rate of 6.3% per annum. Our total bank borrowing facilities was US$20.1 million and Euro0.5 million (equivalent to HK$160.6 million) as of December 31, 2022, of which HK$160.5 million were utilized. Our total bank borrowing facilities was US$50.0 million (equivalent to HK$389.8 million) as of December 31, 2021, of which HK$388.9 million were utilized.

Perpetual securities

As at December 31, 2021 and 2022, the total amount of active perpetual securities was US$200 million and SG$38.8 million.

B.	Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities have been issuances of equity and equity-linked securities in our initial public offering and private placements, perpetual securities and bank borrowings, as well as net cash provided by operating activities. As of December 31, 2022, we had HK$1.1 billion (US$138.2 million) in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and general bank balances. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

In August 2019, we completed our initial public offering of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares and received approximately US$192.6 million in net proceeds. In December 2019, AMTD IDEA Group issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited, and Infinity Power Investments Limited, and (ii) the VP Note to Value Partners Greater China High Yield Income Fund, all in the form of private placement, and received approximately US$115.0 million in net proceeds.

In May 2020, AMTD IDEA Group issued US$200 million 7.25% senior perpetual securities and SG$50 million 4.5% senior perpetual securities. In October 2021, we redeemed perpetual securities with a principal amount of approximately SG$11.2 million (US$8.3 million) as part of our active balance sheet management targeting for early repayment of outstanding exposures.

In September 2020, AMTD IDEA Group obtained a US$30 million banking facility and have drawn down the loans. In December 2021, AMTD IDEA Group obtained an additional US$20 million banking facility and have drawn down the loan.

In January and April 2022, AMTD IDEA Group issued an aggregate of 8,411,214 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.

In April 2022, AMTD IDEA Group entered into a share purchase agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited and we are entitled to draw down up to an aggregate limit of US$50 million in exchange for our Class A ordinary shares, for a period of 72 consecutive months.

In April 2023, AMTD IDEA Group issued an aggregate of 45,000,000 ADSs, representing 90,000,000 Class A ordinary shares, to certain selected investors for a total consideration of US$93.6 million.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	HK$	HK$	HK$	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash generated from operating activities	1,993,977	434,760	209,224	26,818
Net cash used in investing activities	(3,581,341)	(358,669)	(576,647)	(73,915)

Net cash (used in)/generated from financing activities	1,274,407	(6,660)	917,315	117,582

Net increase/(decrease) in cash and cash equivalents	(312,957)	69,431	549,892	70,485
Cash and cash equivalents at the beginning of year	766,431	453,967	526,206	67,449

Effect of foreign exchange rate change, net	493	2,808	2,314	297

Cash and cash equivalents at the end of year	453,967	526,206	1,078,412	138,231

Operating Activities

Net cash generated from operating activities in 2022 was HK$209.2 million (US$26.8 million), which consists of our profit before tax of HK$1,361.7 million (US$174.5 million) as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$509.8 million (US$65.4 million) of net fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, HK$38.0 million (US$4.9 million) of gain from a bargain purchase, and HK$115.5 million (US$14.8 million) of gain from disposal of subsidiaries, partially offset by HK$6.7 million (US$0.9 million) of finance costs relating to our bank borrowings and convertible bond. The principal items accounting for the changes in operating assets and liabilities were (i) HK$227.9 (US$29.2 million) of increase in accounts receivable, (ii) HK$89.1 million (US$11.4 million) of decrease in other payables and accruals, partially offset by (iii) HK$60.3 million (US$7.7 million) of changes in accounts payable and other assets, and (iv) HK$89.6 million (US$11.5 million) of decrease in prepayments, deposits and other receivables.

Net cash generated from operating activities in 2021 was HK$434.8 million, which consists of our profit before tax of HK$1,331.2 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included HK$668.7 million of fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, partially offset by HK$12.8 million of finance costs relating to our bank borrowings and convertible bond. The principal items accounting for the changes in operating assets and liabilities were (i) HK$9.2 million of increase in accounts receivable, and (ii) HK21.9 million of changes in accounts and other payables and other assets.

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

Investing Activities

Net cash used in investing activities in 2022 was HK$576.6 million (US$73.9 million), which was attributable to (i) a net increase in advance to immediate holding company of HK$535.9 million (US$68.7 million) for group treasury management purpose, (ii) payments for acquisitions of financial assets of HK$37.5 million (US$4.8 million), and (iii) a net outflow of HK$3.3 million (US$0.4 million) arising from disposals of financial assets and subsidiaries, acquisitions of subsidiaries, and return from investments.

Net cash used in investing activities in 2021 was HK$358.7 million, which was mainly attributable to (i) a net increase in advance to immediate holding company for group treasury management purpose, and (ii) a result of net settlement of investment disposal proceeds collected by the immediate holding company on behalf of the Company, and consideration payable to the immediate holding company to repurchase treasury shares.

Net cash used in investing activities in 2020 was HK$3.6 billion, which was attributable to an increase in advance to immediate holding company for group treasury management purpose.

Financing Activities

Net cash generated from financing activities in 2022 was HK$917.3 million (US$117.6 million), which was mainly due to net proceeds from the listing of AMTD Digital.

Net cash used in financing activities in 2021 was HK$6.7 million, which was mainly due to repayment of redemption and distribution to holders of perpetual securities and offset by net proceeds from our bank borrowings.

Net cash generated in financing activities in 2020 was HK$1.3 billion, which was mainly due to net proceeds from our perpetual securities issued and bank borrowings and offset by repayment of margin loans and distribution to holders of perpetual securities.

Capital Expenditures

Our capital expenditures were insignificant in 2021 and 2022. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our financing activities.

Holding Company Structure

AMTD IDEA Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries in Hong Kong, Singapore, United State of America, France and Italy. As a result, AMTD IDEA Group’s ability to pay dividends depends upon dividends paid by our Hong Kong subsidiaries. If our existing Hong Kong subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to AMTD IDEA Group.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property

As of the date of this annual report, we own numerous registered trademarks on a worldwide basis including trademarks with the word “L’Officiel”. We are also licensed by our Controlling Shareholder to use certain trademarks which included the word “AMTD” or logo of “AMTD” or combination of word and logo. We maintain various registered domain names, including amtdinc.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2022.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(HK$ in millions)
Bank borrowings, with principal and interest	162,248	158,633	3,615	—	—

Total	162,248	158,633	3,615	—	—

In December 2019, we issued the VP Note in an aggregate principal amount of US$15 million, which may be converted at any time after six months following the date of issuance and prior to the close of business on the second business day immediately preceding the maturity date of June 2023 based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of notes, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate is subject to adjustment upon the occurrence of certain events. The VP Note bears interest at a rate of 2.00% per year, and was converted into ordinary shares in early 2022.

In March 2020, AMTD IDEA Group listed the MTN Program by way of debt issuance to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on SEHK and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the SEHK. Under the MTN Program, AMTD IDEA Group may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, AMTD IDEA Group dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the Existing Securities to offer exchange any and all of their outstanding Existing Securities for New Securities to be issued by AMTD IDEA Group under the MTN Program. The amount of New Securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange shall be the product of (i) such principal amount of Existing Securities and (ii) the relevant exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The Exchange Offer expired on May 6, 2020. In May 2020, AMTD IDEA Group issued US$200 million 7.25% senior perpetual securities and SG$50 million 4.5% senior perpetual securities. In September 2020 and December 2021, we obtained a US$30 million and a US$20 million banking facility, respectively, and have drawn down the loans. In February 2023, AMTD Digital was granted a banking facility amounting to US$15 million from an international financial institution.

While the table above indicates our contractual obligations as of December 31, 2022, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled, or terminated.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Feridun Hamdullahpur(1)(2)(3)	68	Chairman of the Board of Directors, Chairman of Executive Management Committee, and Independent Director
Dr. Timothy Tong(1)(2)(3)	69	Independent Director
Dr. Annie Koh(1)(3)	69	Independent Director
Marcellus Wong(2)	69	Director
Raymond Yung	62	Director
William Fung	42	Chief Executive Officer
Xavier Ho Sum Zee	48	Chief Financial Officer
Jason Man Chun Chiu	38	Co-Chief Financial Officer
Bert Chun Lung Tsang	36	Chief Accounting Officer

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of five directors. There are no arrangement or understanding with our shareholders or other third parties with respect to the election of a director or a member of senior management. There are no family relationships among any of the directors or executive officers of our company.

Biographical Information

Dr. Feridun Hamdullahpur is chairman of our board of directors, chairman of our Executive Management Committee, and an independent director. Dr. Hamdullahpur has served as a director of our Controlling Shareholder since January 2019. Dr. Hamdullahpur also served as an independent director of AMTD Digital since August 2022. Dr. Hamdullahpur has served as the sixth president and vice-chancellor of the University of Waterloo since 2010. Prior to that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He has served as chair of the Waterloo Global Science Initiative since 2016. In 2022, Dr. Hamdullahpur was named as a member of the Order of Canada. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014. Dr. Hamdullahpur was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. Dr. Hamdullahpur graduated from the Technical University of Istanbul with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineer from the Technical University of Nova Scotia in 1985.

Dr. Timothy Wai Cheung Tong is our independent director, as well as the chairman of the board of AMTD Digital, and has been instrumental in the establishment of our various initiatives with academic institutions and other industry association types to enhance and step up our contributions and support to talents out of the AMTD SpiderNet ecosystem, such as the formation of AMTD FinTech Centre of PolyU Faculty of Business as one of the rare institutions across Asia to be able to award doctoral degree in FinTech. Dr. Tong was appointed as our independent director in February 2022. Dr. Tong is also the chairman and independent director of AMTD Digital Inc. Dr. Tong is the chief executive officer of AMTD Charity Foundation, and chairman of the Hong Kong Laureate Forum, which is an organization formed by distinguished personalities and academics of Hong Kong. The mission is to connect the current and next generations of leaders in scientific pursuit, and to promote understanding and interests of the young generation in Hong Kong and around the world in various disciplines in science and technology. Dr. Tong is an internationally renowned educator and expert in heat transfer. He served as the President of The Hong Kong Polytechnic University from January 2009 to December 2018. He is also the former dean of the school of engineering and applied science at The George Washington University, the former chairman of the steering committee of the Pilot Green Transport Fund of the Environmental Protection Department, a fellow of the American Society of Mechanical Engineers, and a fellow and former president of the Hong Kong Academy of Engineering Sciences. Dr. Tong currently serves as an independent non-executive director of Airstar Bank Limited, an independent non-executive director of Xiaomi Corporation (SEHK: 1810); an independent non-executive director of Gold Peak Technology Group Limited (SEHK: 40); a non-executive director of Freetech Road Recycling Technology (Holdings) Limited (SEHK: 6888); and an independent non-executive director of Gold Peak Industries Limited (SGX: G20). Dr. Tong has been a Justice of the Peace in Hong Kong since July 2010. Dr. Tong received a Ph.D. degree in mechanical engineering from the University of California at Berkeley in December 1980. Dr. Tong received a master of science degree in engineering from University of California Berkeley in June 1978 and a bachelor degree of science in mechanical engineering from Oregon State University in June 1976.

Dr. Annie Koh has served as our independent director since June 2020. Dr. Koh is a renowned conference speaker, panel moderator, and commentator. Dr. Koh chairs the Asian Bond Fund 2 supervisory committee for the Monetary Authority of Singapore and is a committee member of Singapore’s Customs Advisory Council and HR Industry Transformation Advisory Panel. Dr. Koh has recently been appointed board member of Singapore

Food Agency with effect from April 1st 2023. Dr. Koh is currently Chairman of Prime US REIT and an independent director of Prudential Assurance Company Singapore Pte Ltd, Yoma Strategic Holdings Ltd and EtonHouse Community Fund (Charity), Dr. Koh previously served on GovTech, Singapore’s CPF, HMI, K1 Ventures boards, and was a member of the World Economic Forum Global Future Council from 2019 – 2022. Dr. Koh also advises privately owned enterprises such as Flexxon Pte Ltd., PBA Group and TOP International, and startups such as Dedoco, Hyperscal Solutions Pte Ltd, Pyxis Maritime Pte Ltd, RABC Holdings Pte Ltd and non-profits such as Blockchain Association of Singapore and Cyber Youth Singapore. Dr. Koh has been an investment committee member of iGlobe Partners since July 2010, advisor to CUBE3 Ventures since October 2021, and Asia Food Sustainability Fund since February 2022. Previously held leadership positions at SMU include Vice President for Business Development; V3 Group Professor of Family Entrepreneurship; Academic Director of Business Families Institute and International Trading Institute; Associate Dean, Lee Kong Chian School of Business; and Dean, Office of Executive and Professional Education. Dr. Koh received her Ph.D. degree in International Finance as a Fulbright scholar from Stern School of Business, New York University in 1988. Dr. Koh’s research interests are in Family Office and Family Business, Investor Behaviour, Alternative Investments and Enterprise Risk Management. Dr. Koh co-authored Financial Management: Theory and Practice, 2nd edition (2021), and Financing Internationalisation – Growth Strategies for Successful Companies (2004), co-editor of Asian Family Business: Succession, Governance and Innovation (2020), and author of a number of Asian family business cases and survey reports. In recognition of her contribution to education and the public sector, Dr. Koh was awarded the bronze and silver Singapore Public Administration medal in 2010 and 2016 respectively, and the Adult Education Prism Award in 2017.

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

William Fung is our chief executive officer and group vice president of our Controlling Shareholder, and has over 16 years of experience in global capital markets including investing, syndicating, and executing global capital markets transactions; as well as managerial experience. Mr. Fung has served as the group vice president of our Controlling Shareholder since September 2019 and the managing director of the chief investment officer of our Controlling Shareholder since March 2016. From September 2009 to February 2016, Mr. Fung worked at UBS AG Hong Kong as an executive director. Prior to that, he worked at Nomura International (Hong Kong) Limited from September 2008 to September 2009. From January 2005 to September 2008, Mr. Fung worked at Lehman Brothers Asia Limited. Prior to that, Mr. Fung also practiced professional engineering in the United States. Mr. Fung received a bachelor of science degree in industrial engineering from Purdue University in May 2002 and a master of science degree in financial engineering from the University of Michigan in December 2004.

Xavier Ho Sum Zee is our chief financial officer and chief financial officer of our Controlling Shareholder. Mr. Zee joined our Controlling Shareholder in November 2020. Mr. Zee currently serves as a non-executive director of Airstar Bank Limited. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in July 2008, and has over 24 years of experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry, in Mainland China and Hong Kong. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in December 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

Jason Man Chun Chiu is our co-chief financial officer. Mr. Chiu is specialized in financial reporting with more than seven years of financial management experience in public companies and nine years of external auditing experience focusing on financial institutions including investment banks, securities brokerage companies and asset management companies. Mr. Chiu joined our Controlling Shareholder in January 2020 and was previously the finance director before being promoted to his current position as co-chief financial officer of our Company in April 2021. Prior to joining our Controlling Shareholder, Mr. Chiu worked as financial controller and company secretary for several listed companies in Hong Kong from July 2015 to January 2020. Mr. Chiu worked as an audit manager at Deloitte Touche Tohmatsu from September 2006 to July 2015. Mr. Chiu is a member of the Hong Kong Institute of Certified Public Accountants. Mr. Chiu received a bachelor’s degree in economics and finance from the University of Hong Kong in 2006.

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

For the year ended December 31, 2022, we paid an aggregate of HK$435.8 thousand (US$55.9 thousand) in cash compensation (inclusive of directors’ fees) to our directors. Directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.

For the year ended December 31, 2022, we paid an aggregate of HK$22.0 million (US$2.8 million) in cash compensation to our executive officers, excluding compensation paid to the executive officers who also serve and receive compensation as our directors.

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

Our executive management committee is chaired by Dr. Feridun Hamdullahpur. Members of our executive management committee will be appointed on a rotation basis by the chairperson of the executive management committee, among different members of the senior management team and/or invitation of external industry experts, depending on the specific agenda to be discussed and resolved by the executive management committee.

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

Duties of Directors

Under the laws of Cayman Islands, directors have a fiduciary duty to act honestly in good faith with a view to the company’s best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances that. A shareholder has the right to seek damages if a duty owed by the directors is breached. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

We had 46, 39 and 116 employees as of December 31, 2020, 2021, and 2022, respectively. As of December 31, 2022, we had approximately 71 employees in Asia and 45 employees in Europe and the United States.

The following tables sets forth the number of our employees by function as of December 31, 2022.

Function	Number of Employees	Percentage
Executive officers	4	3.4%
Licensed professionals	8	6.9%
Supporting staff	104	89.7%

Total	116	100.0%

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

The calculations in the shareholder table below are based on 467,604,189 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 234,077,210 Class A ordinary shares, and (ii) 233,526,979 Class B ordinary shares.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Dr. Feridun Hamdullahpur (1)	—	—	—	—
Dr. Timothy Tong	—	—	—	—
Dr. Annie Koh (2)	—	—	—	—
Marcellus Wong	—	—	—	—
Raymond Yung	—	—	—	—
William Fung	—	—	—	—
Xavier Ho Sum Zee	—	—	—	—
Jason Man Chun Chiu	—	—	—	—
Bert Chun Lung Tsang	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholders:
AMTD Group (3)	41,729,647	143,274,449	39.6	85.5
Infinity Power Investments Limited (4)	13,718,791	62,161,528	16.2	50.0

Notes:

*	Less than 1% of our total outstanding ordinary shares.
**	Except as indicated otherwise below, the business address of our directors and executive officers is 23/F Nexxus Building, 41 Connaught Road Central, Hong Kong.
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
(3)

AMTD Group directly holds 143,274,449 Class B ordinary shares of the Company and indirectly and effectively holds 41,729,647 Class A ordinary shares of the Company through its subsidiaries including AMTD Assets Alpha Group and AMTD Education Group. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Vistra (BVI) Limited, Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The board of directors of AMTD Group consists of Dr. Calvin Choi, Marcellus Wong, Yu Gao, and Dr. Feridun Hamdullahpur.

(4)

Infinity Power Investments Limited directly holds (i) 15,059,470 Class B ordinary shares of the Company and (ii) 32.9% of the issued and outstanding shares of AMTD Group, which in turn effectively holds 41,729,647 Class A ordinary shares and 143,274,449 Class B ordinary shares of the Company. Infinity Power Investments Limited is a British Virgin Islands company wholly-owned by Dr. Calvin Choi. The registered address of Infinity Power Investments Limited is Vistra Corporate Services Center, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 135,024,008 Class A ordinary shares were held of record by one holder that resides in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

Most of our operations are conducted in Hong Kong, and most of our assets are located in Hong Kong. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Our Cayman Islands legal counsel has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; (e) has not been obtained by fraud; and (f) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our Controlling Shareholder recharged staff costs and premises costs to us. For the year ended December 31, 2022, HK$43.5 million (US$5.6 million) was charged by our Controlling Shareholder in this regard. Moreover, starting from July 2022, our Controlling Shareholder charged a fixed service fee of HK$9,000,000 (HK$6,000,000 prior to July 2022) per quarter for other administrative expenses to us. For the year ended December 31, 2022, HK$29.5 million (US$3.8 million) was charged by our Controlling Shareholder in this regard. The Company also incurred other management fee of HK$137.5 thousand (US$17.6 thousand) to the Controlling Shareholder for the year ended December 31. 2022.

In August 2019, we entered into an intercompany financing agreement with our Controlling Shareholder, we made unsecured, interest bearing advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. As of December 31, 2022, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was HK$2.2 billion (US$0.3 billion). For the year ended December 31, 2022, interest income of HK$76.0 million (US$9.7 million) was charged to our Controlling Shareholder.

On December 31, 2022, HK$2.5 billion (US$320.5 million) out of the amount of the outstanding balance due from our Controlling Shareholder and its subsidiaries was offset against the consideration for the 36,923,963 Class B ordinary shares repurchased from our Controlling Shareholder.

AMTD Digital provided our Controlling Shareholder with insurance brokerage services. For the fiscal year ended December 31, 2022, the total amount of insurance brokerage commissions that we charged our Controlling Shareholder through AMTD Digital was HK$31.5 thousand (US$4.0 thousand).

AMTD Digital entered into an agreement with our Controlling Shareholder in October 2020, pursuant to which AMTD Digital agree to provide SpiderNet ecosystem solutions services to support the management of its 10%

investee company, Airstar Bank, for a fixed annual service fee of HK$12.8 million. The fee was adjusted to HK$20 million from October 1, 2022. In addition to the fixed annual service fee, AMTD Digital is entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. AMTD Digital is also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, AMTD Digital is not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement will remain effective until terminated by mutual agreement. For the fiscal year ended December 31, 2022, the total amount of SpiderNet ecosystem solutions services income that we charged our Controlling Shareholder through AMTD Digital was HK$12.5 million (US$1.6 million).

During the year ended December 31, 2022, we acquired a total of 31,732,000 Class A ordinary shares and 24,202,000 Class B ordinary shares of AMTD Digital Inc., priced at US$17.75 per share, from certain of its shareholders, for a total consideration of approximately US$992.6 million (HK$7,756.2 million), including HK$5.8 billion (US$742.6 million) from our Controlling Shareholder and fellow subsidiaries. We issued a total of 67,200,330 Class A ordinary shares and 51,253,702 Class B ordinary shares in settlement of the consideration payable for the acquisition. AMTD Digital Inc. is a comprehensive one-stop digital solutions platform in Asia and was a subsidiary of AMTD Group prior to the acquisition. AMTD Digital Inc. became our consolidated subsidiary as a result of the acquisition.

L’Officiel entered into a global sponsorship agreement with our Controlling Shareholder in July 2022, pursuant to which L’Officiel provides fashion and luxury media advertising and marketing services to our Controlling Shareholder. For the fiscal year ended December 31, 2022, the total amount that we charged our Controlling Shareholder through L’Officiel was HK$22.6 million (US$2.9 million).

Other Transactions with Related Parties

For the year ended December 31, 2022, the total amount of capital market solutions fees that we earned from fellow subsidiaries and a company controlled by a director of the Company was HK$9.0 million (US$1.2 million).

The Company also incurred investment advisory fee of HK$165.0 thousand (US$21.1 thousand) to a fellow subsidiary for the year ended December 31, 2022.

Through AMTD Digital, we provide our fellow subsidiary with insurance brokerage services. For the fiscal year ended December 31, 2022, the total amount of insurance brokerage commission that we charged our fellow subsidiary through AMTD Digital was HK$1.7 thousand (US$0.2 thousand).

In March 2020, AMTD IDEA Group listed the MTN Program on the SEHK and, subsequently in April 2020, AMTD IDEA Group dual listed the MTN Program on the SGX-ST. Later in the same month, we extended the Exchange Offer under the MTN Program. For further details, see “Item 4.—Information on the Company—A. History and Development of the Company—Our Company.” In May 2020, we issued US$200 million 7.25% senior perpetual securities and SG$50 million 4.5% senior perpetual securities. On October 27, 2021, approximately SG$11.2 million 4.5% senior perpetual securities were repurchased from other subsidiaries of AMTD Group.

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

Other Matters

AMTD Global Markets Limited, or AMTD GM, a subsidiary previously owned by us, was penalized by the Hong Kong Confederation of Insurance Brokers, or HKCIB, four times from 2016 to 2019 in relation to the retail advisory business distributing investment-linked products for failure to do everything possible to satisfy the insurance requirements of client and to place the interests of client before all other considerations, as well as failure to ensure that its technical representative is a fit and proper person. HKCIB issued fines to AMTD GM ranging from HK$50,000 to HK$250,000.

AMTD Group, our Controlling Shareholder, was founded by CK Hutchison Holdings Limited in 2003. The management teams of AMTD Group as well as AMTD GM were appointed by CK Hutchison Holdings Limited. In late 2015, L.R. Capital Group Inc. (“L.R. Capital”) acquired a majority stake in AMTD Group and the then management team was replaced by the current management team in 2016. On December 31, 2020, AMTD Group and L.R. Capital entered into a share repurchase agreement, where AMTD Group repurchased certain shares in AMTD Group previously allotted to L.R. Capital. The remaining shares held by L.R. Capital in AMTD Group Inc. were disposed to a third party with a completion on December 31, 2021. Subsequently, L.R. Capital ceased to be a shareholder of AMTD Group.

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

In December 2022, we transferred our subsidiary, AMTD Securities Limited, which directly holds 100% of the equity interest in AMTD Global Markets Limited, to certain independent purchasers. After the transfer of AMTD Securities Limited, we continue to provide capital market solutions business through other AMTD entities.

Dividend Policy

Although we intend to distribute dividends in the future, the amount, timing, and whether or not AMTD IDEA Group, our holding company, actually distribute dividends at all is at the discretion of our board of directors.

AMTD IDEA Group is a holding company incorporated in the Cayman Islands. AMTD IDEA Group may rely on dividends from our subsidiaries for its cash requirements, including any payment of dividends to our shareholders.

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

If AMTD IDEA Group, our holding company, pays any dividends on our ordinary shares, it will pay those dividends that are payable in respect of the ordinary shares underlying the ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

See “—C. Markets.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs have been listed on NYSE since August 5, 2019. The ADSs are currently traded under the symbol “AMTD.” Our Class A ordinary shares have also been listed on SGX-ST since April 8, 2020 and trade under the symbol “HKB.” On November 22, 2022, we effected a change to the ratio of ADSs to Class A ordinary shares, par value US$0.0001 per share, from one ADS to one Class A ordinary share to one ADS to two Class A ordinary shares.

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

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or ordinary shares, nor will gains derived from the disposal of the ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

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

United States Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as “capital assets” (generally, property held for investment) as defined in the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those that give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our income and assets as well as our market capitalization and that of certain of our affiliates, we believe that we were not a PFIC in 2022. There can be no assurance regarding our PFIC status for the foreseeable future, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Fluctuations in the market price of the ADSs or Class A ordinary shares (and the ADSs or shares of certain of our listed affiliates) may cause us to become a PFIC for subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market price of the ADSs or Class A ordinary shares from time to time) as well as the market capitalization from time to time of such listed affiliates, in each case, which may be volatile. Recent fluctuations in our market capitalization and that of certain of our listed affiliates may create risks that we may be classified as a PFIC for the foreseeable future. In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in any single year. Accordingly, there can be no assurance regarding our PFIC status for our current or subsequent taxable years, and U.S. Holders of the ADSs or ordinary shares should be willing to assume the risks of investing in a PFIC. If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, in the absence of certain elections, will continue to apply in future years even if we cease to be a PFIC. The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, you should expect to treat the full amount of any distribution as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Dividends received by individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. The ADSs are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States, although there can be no assurance that the ADSs will continue to be so listed. Although the law in this regard is not entirely clear, because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such

ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss and will be long-term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock so long as our ADSs are listed on the NYSE, but no assurances may be given in this regard.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at https://www.sec.gov.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to fixed-rate amount due from immediate holding company, convertible bond and bank borrowings. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Most of our revenues and expenses are denominated in Hong Kong dollar or U.S. dollar. Certain of our transactions are denominated in foreign currencies and therefore we are exposed to foreign currency risk. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Hong Kong dollar because the value of our business is mainly denominated in Hong Kong dollar, while the ADSs will be traded in U.S. dollars.

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

On November 22, 2022, we effected a change to the ratio of ADSs to Class A ordinary shares, par value US$0.0001 per share, from one ADS to one Class A ordinary share to one ADS to two Class A ordinary shares.

Fees and Charges The ADS Holders May Have to Pay

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
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs $0.05 (or less) per ADS per calendar year

Registration or transfer fees

Any cash distribution to ADS holders

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

We did not receive any payments from the depositary for its ADR program, in 2022.

PART II

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

We raised approximately US$192.6 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. For the period from August 2, 2019 to December 31, 2022, we have used approximately US$68.1 million of the net proceeds from our initial public offering for business and infrastructure expansion, branding and marketing activities, working capital needs, and other general administrative matters.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in our business and infrastructure expansion, fund potential acquisitions and investments, and use the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon its evaluation, our senior management has concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

ITEM 16B.	CODE OF ETHICS

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

	2021	2022
	HK$	HK$	US$
	(in thousands)
Audit Fees(1)
- Ernst & Young	1,137	—	—
- Deloitte Touche Tohmatsu	6,300	8,430	1,081
Audit-related Fees(2)
- Deloitte Touche Tohmatsu	—	3,288	421
All Other Fees(3)
- Deloitte Touche Tohmatsu	—	2,428	311

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

(3)

“All Other Fees” represent the aggregate fees billed in each of the fiscal years for products and services provided by the principal accountant, other than the services reporting in “Audit Fees” and “Audit-Related Fees”.

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

During the fiscal year ended December 31, 2019 through December 24, 2020, which is the date of EY’s letter to the PCAOB confirming that the client-auditor relationship has ceased, there were no disagreements between the Company and EY on, any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to EY’s satisfaction, would have caused EY to make reference thereto in their reports on the financial statements for such years. In addition, there were no “reportable events” as defined in Form 20-F Item 16F(a)(1)(v) other than the material weaknesses reported in the Company’s 2019 Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2020.

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

As a “controlled company” as defined under the NYSE Listed Company Manual, we are permitted to, and we have elected, not to comply with certain corporate governance requirements. We have elected to rely on exemptions with respect to the requirement that we have a compensation committee that is composed entirely of independent directors. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders in 2022. We also relied upon the relevant home country exemption in lieu of the requirement for shareholder approval of share issuances (i) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (ii) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance.

Other than as described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

In May 2022, the SEC conclusively listed AMTD IDEA Group as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm located in China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed Mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no Cayman Islands or PRC government entities owns any shares of AMTD IDEA Group, (ii) the PRC government entities do not have a controlling financial interest in AMTD IDEA Group, (iii) none of the members of the board of directors of AMTD IDEA Group or its operating entities, is an official of the Communist Party of China, and (iv) the currently effective memorandum and articles of association (or equivalent organizing document) of AMTD IDEA Group does not contain any charter of the Communist Party of China.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AMTD IDEA Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on March 2, 2022)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.4*	Description of Securities

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document

4.6	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.7	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.8	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.9	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.10	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.11	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

4.12	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

4.13	Share Purchase Agreement between AMTD Group Company Limited and the Registrant dated July 9, 2021 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.14	Share Repurchase Agreement between AMTD Group Company Limited and the Registrant dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.15	Share Purchase Agreement between the Registrant and Cheng Huang dated December 27, 2021 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.16	Business Loan Agreement between the Registrant and East West Bank dated December 28, 2021 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.17	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.18	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated December 29, 2021 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

Exhibit Number	Document

4.19	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.20	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.21	Share Purchase Agreement between the Registrant and NGSP Holdings Limited dated January 15, 2022 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.22	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated January 19, 2022 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.23	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated January 19, 2022 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.24	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.25	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.26	Share Purchase Agreement between the Registrant and AMTD Education Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.27	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.28	Share Purchase Agreement between the Registrant and AMTD Group Company Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.29	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.30	Share Purchase Agreement between the Registrant and Poly Platinum Enterprises Limited dated January 21, 2022 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.31	Share Purchase Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.1 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)

4.32	Registration Rights Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)

Exhibit Number	Document

4.33	Form of Share Subscription Agreement by and between the Registrant and each investor, and a schedule of all executed agreements adopting the same form (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 21, 2023)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Letter from Ernst & Young to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline Taxonomy Extension Scheme Document

101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline Taxonomy Extension Label Linkbase Document

101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD IDEA Group

By:	/s/ William Fung
Name:	William Fung
Title:	Chief Executive Officer
Date:	April 28, 2023

AMTD IDEA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of AMTD IDEA Group
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of AMTD IDEA
Group
and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong, the People’s Republic of China
April 21, 2023
We have served as the Company’s auditor since 2021.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
REVENUE

Capital market solutions service s income (including income generated from related parties of HK$128,419,020 and HK$105,448,459 and HK$9,020,655 f or the years ended December 31, 2020, 2021 and 2022, respectively)		607,263,125	680,477,636	581,932,693
Digital solutions and other services income (including income generated from related parties of nil, nil and HK$12,499,860 for the years ended December 31, 2020, 2021 and 2022, respectively)		—	—	183,572,996
Fashion and luxury media advertising and marketing services income (including income generated from related parties of nil, nil and HK$22,616,160 for the years ended December 31, 2020, 2021 and 2022, respectively)		—	—	59,679,071
Dividend and gain related to disposed financial assets at fair value through profit or loss (including net disposal gain generated from related parties of HK$82,948,508 and HK$125,112,176 and nil for the years ended December 31, 2020, 2021 and 2022, respectively)		171,026,667	173,823,384	223,342,854
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gain related to disposed financial assets at fair value through profit or loss)	2 9 (A)(ii)	(31,054,945)	597,551,244	(161,406,875)
Net fair value changes on derivative financial assets	14	371,305,326	(54,008,047)	484,760,273

	5	1,118,540,173	1,397,844,217	1,371,881,012
Other income	5	111,867,468	125,538,171	141,461,546
Other gain	5	—	—	153,487,985
Impairment losses under expected credit loss model on financial assets	11 , 12	(17,109,001)	—	(3,920,121)
Other operating expenses	6	(103,723,211)	(83,794,012)	(178,572,464)
Staff costs	7	(94,410,281)	(95,585,898)	(129,257,473)
Finance costs	8	(21,510,079)	(12,825,923)	(6,729,278)
Net fair value changes on derivative financial liability	25	7,765,148	—	13,347,266

PROFIT B EF ORE TAX		1,001,420,217	1,331,176,555	1,361,698,473
Income tax credit/(expense)	9	137,540,767	(109,295,037)	(104,984,438)

PROFIT FOR THE YEAR		1,138,960,984	1,221,881,518	1,256,714,035

Attributable to:
Owners of the parent:
- Ordinary shareholders		1,059,973,270	1,096,452,084	1,110,007,521
- Holders of perpetual securities	27	78,987,714	125,742,843	122,971,145
Non-controlling interests		—	(313,409)	23,735,369

		1,138,960,984	1,221,881,518	1,256,714,035

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (HK$ per share)	10	4.34	4.81	3.71

Diluted (HK$ per share)	10	4.22	4.81	3.71

Class B ordinary shares:
Basic (HK$ per share)	10	4.34	4.81	3.71

Diluted (HK$ per share)	10	4.34	4.81	3.71

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOM
E (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 and 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
PROFIT FOR THE YEAR		1,138,960,984	1,221,881,518	1,256,714,035
OTHER COMPREHENSIVE INCOME
Item that may be reclassified subsequently to profit or loss
Exchange differences o n translation of foreign operations		1,022,840	738,972	1,670,568
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations		—	—	121,623

OTHER COMPREHENSIVE INCOME FOR THE YEAR		1,022,840	738,972	1,792,191

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,139,983,824	1,222,620,490	1,258,506,226

Attributable to:
Owners of the parent:
—Ordinary shareholders		1,060,996,110	1,096,896,235	1,113,282,452
—Holders of perpetual securities	27	78,987,714	125,742,843	122,971,145
Non-controlling interests		—	(18,588)	22,252,629

		1,139,983,824	1,222,620,490	1,258,506,226

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2021 AND 2022

		December 31,
	Notes	2021	2022
		HK$	HK$
Assets
Current assets
Accounts receivable	11	86,514,680	187,673,616
Prepayments, deposits and other receivables	12	21,916,382	968,662,540
Due from immediate holding company	2 9 (B)(i)	2,144,975,230	2,239,358,702
Derivative financial assets	14	969,894,519	1,443,134,162
Tax recoverable		—	3,099,712
Other assets	15	136,065,738	9,620,468
Restricted cash	16	—	3,239,362
Cash and bank balances	16	526,206,108	1,078,411,335

Total current assets		3,885,572,657	5,933,199,897

Non-current assets
Property, plant and equipment	17	67,131	90,078
Goodwill	18	—	58,675,041
Intangible assets	19	15,171,170	756,131,422
Financial assets at fair value through profit or loss	13	2,786,027,085	1,523,195,334

Total non-current assets		2,801,265,386	2,338,091,875

Total assets		6,686,838,043	8,271,291,772

Equity and liabilities
Current liabilities
Accounts payable	20	155,020,918	82,315,173
Bank borrowings	21	388,870,500	156,910,059
Other payables and accruals	22	92,225,549	131,795,895
Provision s	23	—	31,805,843
Tax payable		136,124,845	22,482,162

Total current liabilities		772,241,812	425,309,132

Non-current liabilities
Bank borrowings	21	—	3,569,042
Deferred tax liabilities	24	—	25,785,453
Derivative financial liability	25	13,752,673	—
Convertible bond	25	111,970,384	—

Total non-current liabilities		125,723,057	29,354,495

Total liabilities		897,964,869	454,663,627

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
AS OF DECEMBER 31, 2021 AND 2022

		December 31,
	Notes	2021	2022
		HK$	HK$
Equity
Class A ordinary shares (par value of US$0.0001 as of December 31, 2021 and 2022; 8,000,000,000 shares authorized as of December 31, 2021 and 2022; 62,327,851 and 144,077,210 shares issued and outstand ing as of December 31, 2021 and 2022, respectively)	26	48,838	92,706
Class B ordinary shares (par value of US$0.0001 as of December 31, 2021 and 2022; 2,000,000,000 shares authorized as of December 31, 2021 and 2022; 183,283,628 and 233,526,979 shares issued and outstanding as of December 31, 2021 and 2022)	26	143,864	203,154
Treasury shares	26	(5,000,000,000)	(7,500,000,000)
Capital reserve		4,551,183,728	7,734,456,434
Exchange reserve		1,466,991	4,741,922
Retained profits		4,449,489,995	5,559,497,516

Total equity attributable to ordinary shareholders of the Company		4,002,333,416	5,798,991,732
Non-controlling interests		15,496,320	247,242,319
Perpetual securities	27	1,771,043,438	1,770,394,094

Total equity		5,788,873,174	7,816,628,145

Total liabilities and equity		6,686,838,043	8,271,291,772

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

	Share capital	Capital reserve	Treasury shares	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Equity attributable to holders of perpetual securities	Non-controlling interests	Total equity
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$
As of January 1, 2020	192,702	4,551,187,228	—	—	2,277,115,014	6,828,494,944	—	—	6,828,494,944
Profit for the year	—	—	—	—	1,059,973,270	1,059,973,270	78,987,714	—	1,138,960,984
Exchange differences on translation of foreign operations	—	—	—	1,022,840	—	1,022,840	—	—	1,022,840

Total comprehensive income for the year	—	—	—	1,022,840	1,059,973,270	1,060,996,110	78,987,714	—	1,139,983,824

Issuance of perpetual securities (Note 27)	—	—	—	—	—	—	1,818,450,452	—	1,818,450,452
Distribution to holders of perpetual securities (Note 2 7 )	—	—	—	—	—	—	(62,753,625)	—	(62,753,625)

As of December 31, 2020	192,702	4,551,187,228	—	1,022,840	3,337,088,284	7,889,491,054	1,834,684,541	—	9,724,175,595

As of January 1, 2021	192,702	4,551,187,228	—	1,022,840	3,337,088,284	7,889,491,054	1,834,684,541	—	9,724,175,595
Profit for the year	—	—	—	—	1,096,452,084	1,096,452,084	125,742,843	(313,409)	1,221,881,518
Exchange differences on translation of foreign operations	—	—	—	444,151	—	444,151	—	294,821	738,972

Total comprehensive income for the year	—	—	—	444,151	1,096,452,084	1,096,896,235	125,742,843	(18,588)	1,222,620,490

Redemption of perpetual securities (Note 2 7 )	—	—	—	—	15,949,627	15,949,627	(65,104,192)	—	(49,154,565)
Distribution to holders of perpetual securities (Note 2 7 )	—	—	—	—	—	—	(124,279,754)	—	(124,279,754)
Capital injection by non-controlling interest	—	(3,500)	—	—	—	(3,500)	—	15,514,908	15,511,408
Repurchase of shares from a shareholder (Note 26)	—	—	(5,000,000,000)	—	—	(5,000,000,000)	—	—	(5,000,000,000)

As of December 31, 2021	192,702	4,551,183,728	(5,000,000,000)	1,466,991	4,449,489,995	4,002,333,416	1,771,043,438	15,496,320	5,788,873,174

As of January 1, 2022	192,702	4,551,183,728	(5,000,000,000)	1,466,991	4,449,489,995	4,002,333,416	1,771,043,438	15,496,320	5,788,873,174
Profit for the year	—	—	—	—	1,110,007,521	1,110,007,521	122,971,145	23,735,369	1,256,714,035
Other comprehensive income for the year	—	—	—	3,274,931	—	3,274,931	—	(1,482,740)	1,792,191

Total comprehensive income for the year	—	—	—	3,274,931	1,110,007,521	1,113,282,452	122,971,145	22,252,629	1,258,506,226

Conversion of convertible bond (Note 25)	1,447	112,805,046	—	—	—	112,806,493	—	—	112,806,493
Distribution to holders of perpetual securities (Note 2 7 )	—	—	—	—	—	—	(123,620,489)	—	(123,620,489)
Issuance of shares (Note 2 6 )	9,156	391,848,766	—	—	—	391,857,922	—	—	391,857,922
Acquisition of AMTD Digital under common control (Note 34)	—	(6,049,339,914)	—	—	—	(6,049,339,914)	—	110,142,338	(5,939,197,576)
Issuance of shares for acquisition of AMTD Digital (Note 34)	92,555	7,756,136,026	—	—	—	7,756,228,581	—	—	7,756,228,581
Issuance of shares by AMTD Digital upon listing	—	662,788,466	—	—	—	662,788,466	—	422,264,201	1,085,052,667
Disposal of subsidiaries	—	—	—	—	—	—	—	(13,878,853)	(13,878,853)
Repurchase of shares by a subsidiary	—	309,034,316	—	—	—	309,034,316	—	(309,034,316)	—
Repurchase of shares from immediate holding company (Note 26)	—	—	(2,500,000,000)	—	—	(2,500,000,000)	—	—	(2,500,000,000)

As of December 31, 2022	295,860	7,734,456,434	(7,500,000,000)	4,741,922	5,559,497,516	5,798,991,732	1,770,394,094	247,242,319	7,816,628,145

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		1,001,420,217	1,331,176,555	1,361,698,473
Adjustments for:
Interest income	5	(101,226,862)	(116,078,163)	(127,308,396)
Finance costs	8	21,510,079	12,825,923	6,729,278
Depreciation	6	30,374	44,226	96,115
Amortization	6	—	—	5,688,143
Dividend income	5	(88,078,159)	(48,711,208)	(50,213,509)
Gain related to disposed investments	5	(82,948,508)	(125,112,176)	(173,129,345)
Gain from a bargain purchase	34	—	—	(37,966,405)
Gain from disposal of subsidiaries	5	—	—	(115,521,580)
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial asset)	5	31,054,945	(597,551,244)	161,406,875
Net fair value changes on derivative financial asset	14	(371,305,326)	54,008,047	(484,760,273)
Net fair value changes on derivative financial liability	25	(7,765,148)	—	(13,347,266)
Impairment losses under expected credit loss model on financial asset s	11	17,109,001	—	3,920,121

Operating cash flows before changes in working capital		419,800,613	510,601,960	537,292,231
Decrease/(increase) in accounts receivable		251,920,323	(9,164,430)	(227,888,044)
Decrease in prepayments, deposits and other receivables		11,568,581	2,956,009	89,589,897
Decrease in other payables and accruals		(49,718,674)	(36,178,634)	(89,143,854)
Decrease in financial assets at fair value through profit or loss		972,215,580	—	—
Decrease in derivative financial asset		618,682,641	—	—
Decrease in restricted cash		—	—	507,461
Decrease in provisions		—	—	(739,547)
Changes in accounts payable and other assets		(241,859,529)	14,278,153	60,324,886

Cash generated from operations		1,982,609,535	482,493,058	369,943,030
Profits tax paid		(76,778,218)	(96,460,047)	(242,717,404)
Dividend received		88,078,159	48,711,208	50,213,509
Interest received		67,783	15,379	31,784,569

Net cash generated from operating activities		1,993,977,259	434,759,598	209,223,704

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

		Year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	17	(110,734)	—	(12,848)
Purchase of financial assets at fair value through profit or loss		—	(9,968,000)	(37,476,390)
Increase in amount due from immediate holding company		(3,581,230,632)	(348,701,497)	(535,885,128)
Acquisition of subsidiaries, net of cash acquired	34	—	—	103,912,858
Cash disposed of upon disposal of subsidiaries	5	—	—	(144,050,060)
Receipt of return from movie income right investments		—	—	20,899,338
Proceeds from disposal of financial asset s at fair value through profit or loss		—	—	15,965,179

Net cash used in investing activities		(3,581,341,366)	(358,669,497)	(576,647,051)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		—	—	195,265,523
Proceeds from listing of a subsidiary		—	—	1,085,052,667
Repayment of bank borrowings		—	—	(233,118,919)
Repayment of margin loans		(317,722,438)	—	—
Redemption of perpetual securities		—	(49,154,565)	—
Proceeds from bank borrowings		232,280,000	155,926,000	—
Net proceeds from perpetual securities		1,436,368,339	—	—
Distribution to perpetual securities holders	27	(62,753,625)	(124,279,754)	(123,620,489)
Financing costs paid		(13,765,758)	(4,662,214)	(6,264,231)
Capital injection by non-controlling interest		—	15,511,408	—

Net cash flows generated from (used in) financing activities		1,274,406,518	(6,659,125)	917,314,551

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(312,957,589)	69,430,976	549,891,204
Cash and cash equivalents at beginning of year		766,430,471	453,966,764	526,206,108
Effect of foreign exchange rate change, net		493,882	2,808,368	2,314,023

CASH AND CASH EQUIVALENTS AT END OF YEAR		453,966,764	526,206,108	1,078,411,335

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	16	453,966,764	526,206,108	1,078,411,335

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

1	CORPORATE INFORMATION

AMTD IDEA Group (the “Company”) is a limited liability company incorporated in Cayman Islands on February 4, 2019. The Company completed its initial public offering on New York Stock Exchange on August 5, 2019 and its shares are listed on Singapore Exchange on April 8, 2020.
The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) are involved in the provision of capital market solutions services, digital solutions and other services, fashion and luxury media advertising and marketing services, and strategic investment.
The Company’s immediate holding company is AMTD Group Inc. (formerly known as AMTD Group Company Limited) (“AMTD Group”), a private company incorporated in the British Virgin Islands (“BVI”).
Prior to December 31, 2020, the Company’s ultimate holding company was L.R. Capital Group Inc. (“L.R. Capital”), a private company incorporated in the Cayman Islands. On December 31, 2020, AMTD Group and L.R. Capital entered into a share repurchase agreement, where AMTD Group has repurchased certain shares previously alloted to L.R. Capital. From then onwards, AMTD Group became the ultimate holding company of the Group.
Information about principal subsidiaries
Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation	Issued and registered share capital	Percentage of equity attributable to the Company				Principal activities
			2021		2022
			Direct	Indirect	Direct	Indirect

AMTD International Holding Group Limited (“AMTD IHG”)	Hong Kong (“HK”)	HK$500,000	100%	—	100%	—	Investment holding and provision of capital market solutions services
AMTD Global Markets Limited	HK	HK$1,561,610,980	—	100%	—	—	Provision of capital market solutions services
AMTD Strategic Investment Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Investment Solutions Group Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Overseas Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Fintech Investment Limited	HK	HK$1	—	100%	—	100%	Strategic investment
AMTD Investment Inc.	Cayman Islands	US$1	100%	—	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$1	—	100%	—	100%	Investment holding
AMTD Investment Solutions Group (BVI) Limited	BVI	US$1	—	100%	—	100%	Investment holding
AMTD IDEA International Limited	BVI	US$1	—	100%	—	100%	Investment holding
AMTD Fintech Investment (BVI) Limited	BVI	US$1	—	100%	—	100%	Investment holding

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

1	CORPORATE INFORMATION (CONTINUED)
Particulars of the Company’s principal subsidi
ari
es are as f
ollo
ws (continued):

Name	Place of incorporation	Issued and registered share capital	Percentage of equity attributable to the Company					Principal activities
			2021		2022
			Direct	Indirect	Direct		Indirect
L’Officiel Inc. SAS (“L’Officiel”)	France	EUR6,960,100	—	—	—		100%	Investment holding and provision of fashion and luxury media advertising and marketing services
AMTD Digital Inc. (“AMTD Digital”)	Cayman Islands	US$7,658	—	—	84.9	%*	—	Investment holding
AMTD Biomedical Investment Limited	BVI	US$1	—	—	—		84.9%	Investment holding
AMTD Digital Media Holdings Limited	BVI	US$1	—	—	—		84.9%	Investment holding
AMTD Digital Media Limited	HK	HK$1	—	—	—		84.9%	Provision of digital solutions and other services
AMTD Risk Solutions Group Limited	HK	HK$300,000	—	—	—		84.9%	Provision of digital solutions and other services

*
During the year ended December 31, 2022, the Company acquired 82.7% equity interest in AMTD Digital, a fellow subsidiary, by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital. Upon completion of the foregoing transaction, the Company owned 97.1% of AMTD Digital, and AMTD Digital became a consolidated subsidiary of the Group. AMTD Digital has been considered as business under IFRS 3 Business Combination. Since the Group and AMTD Digital are under common control of AMTD Group, the acquisition of AMTD Digital has been accounted for as business combination under common control which has been detailed in
N
ote 2.

After the completion of the listing of AMTD Digital in July 2022
,
 exercise of over-allotment option in August 2022,

private placement in October 2022 and shares repurchased in December 2022, the ownership interest of AMTD IDEA in AMTD Digital decreased from 97.1% to 84.9%.

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
The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial assets and derivative financial liability which are measured at fair value. The consolidated financial statements are presented in Hong Kong Dollars (“HK$”) unless otherwise stated, which is also the functional currency of the Company.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.2	APPLICATION OF AMENDMENTS TO IFRSs
Amendments to IFRSs that are mandatorily effective for current year
In the current year, the Group has applied the following amendments to IFRSs issued by the International Accounting Standards Board (“IASB”) for the first time, which are mandatorily effective for the annual periods beginning on or after January 1, 2022 for the preparation of the consolidated financial statements:

Amendments to IFRS 3	Reference to the Conceptual Framework
Amendment to IFRS 16	Covid-19-Related Rent Concessions beyond June 30, 2021
Amendments to IAS 16	Property, Plant and Equipment – Proceeds before Intended Use
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract
Amendments to IFRS Standards	Annual Improvements to IFRS Standards 2018-2020
Except as described below, the application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.
Impacts on application of Amendments to IFRS 3 Reference to the Conceptual Framework
The Group has applied the amendments to business combinations for which the acquisition date was on or after January 1, 2022. The amendments update a reference in IFRS 3 Business Combinations so that it refers to the Conceptual Framework for Financial Reporting issued by International Accounting Standards Board in March 2018 (the “Conceptual Framework”) instead of the International Accounting Standards Committee’s Framework for the Preparation and Presentation of Financial Statements (replaced by the Conceptual Framework for Financial Reporting issued in September 2010), add a requirement that, for transactions and events within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, an acquirer applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination and add an explicit statement that an acquirer does not recognise contingent assets acquired in a business combination.
The application of the amendments in the current year has had no impact on the Group’s consolidated financial statements.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs
New and amendments to IFRSs in issue but not yet effective
The Group has not early applied the following new and amendments to IFRSs and International Accounting Standards (“IASs”) that have been issued but are not yet effective:

IFRS 17 (including the June 2020 and December 2021 Amendments to IFRS 17)	Insurance Contracts 1
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture 2
Amendment to IFRS 16	Lease Liability in a Sale and Leaseback 3
Amendments to IAS 1	Classification of Liabilities as Current or Non-current 3
Amendments to IAS 1	Non-current Liabilities with Covenants 3
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies 1
Amendments to IAS 8	Definition of Accounting Estimate 1
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction 1

1	Effective for annual periods beginning on or after January 1, 2023
2	Effective for annual periods beginning on or after a date to be determined
3	Effective for annual periods beginning on or after January 1, 2024
Except for the impact mentioned below, the directors of the Company anticipate that the application of the other new and amendments to IFRSs will have no material impact on the consolidated financial statements in the foreseeable future.
Amendments to IAS 1 Classification of Liabilities as Current or Non-current (the “2020 Amendments”) and Amendments to IAS 1 Non-current Liabilities with Covenants (the “2022 Amendments”)
The 2020 Amendments provide clarification and additional guidance on the assessment of right to defer settlement for at least twelve months from reporting date for classification of liabilities as current or non-current,
which:

•
clarify that if a liability has terms that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instruments, these terms do not affect its classification as current or non-current
only if the entity recognises the option separately as an equity instrument applying IAS 32 Financial Instruments: Presentation.

•
specify that the classification of liabilities as current or non-current
should be based on rights that are in existence at the end of the reporting period. Specifically, the amendments clarify that the classification should not be affected by management intentions or expectations to settle the liability within 12 months.

For rights to defer settlement for at least twelve months from reporting date which are conditional on the compliance with covenants, the requirements introduced by the 2020 Amendments have been modified by the 2022 Amendments. The 2022 Amendments specify that only covenants with which an entity is required to comply with on or before the end of the reporting period affect the entity’s right to defer settlement of a liability for at least twelve months after the reporting date. Covenants which are required to comply with only after the reporting period do not affect whether that right exists at the end of the reporting period
.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.3	ISSUED BUT NOT YET EFFECTIVE IFRSs (CONTINUED)
Amendments to IAS 1 Classification of Liabilities as Current or Non-current (the “2020 Amendments”) and Amendments to IAS 1 Non-current Liabilities with Covenants (the “2022 Amendments”) (continued)

In addition, the 2022 Amendments specify the disclosure requirements about information that enables users of financial statements to understand the risk that the liabilities could become repayable within twelve months after the reporting period, if the entity classifies liabilities arising from loan arrangements as non-current
when the entity’s right to defer settlement of those liabilities is subject to the entity complying with covenants within twelve months after the reporting period.
The 2022 Amendments also defer the effective date of applying the 2020 Amendments to annual reporting periods beginning on or after 1 January 2024. The 2022 Amendments, together with the 2020 Amendments, are effective for annual reporting periods beginning on or after 1 January 2024, with early application permitted. If an entity applies the 2020 amendments for an earlier period after the issue of the 2022 Amendments, the entity should also apply the 2022 Amendments for that period.
Based on the Group’s outstanding liabilities as at December 31, 2022 and the related terms and conditions stipulated in the agreements between the Group and the related lenders, the application of the 2020 and 2022 Amendments will not result in reclassification of the Group’s liabilities.
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
The application of the amendments is not expected to have significant impact on the financial position or performance of the Group but may affect the disclosures of the Group’s significant accounting policies. The impacts of application, if any, will be disclosed in the Group’s future consolidated financial statements.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

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
Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2020, 2021 and 2022. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).
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
Non-controlling
interests in subsidiaries are presented separately from the Group’s equity therein, which represent present ownership interests entitling their holders to a proportionate share of net assets of the relevant subsidiaries upon liquidation.
Changes in the Group’s interests in existing subsidiaries
Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s relevant components of equity and the non-controlling
interests are adjusted to reflect the changes in their relative interests in the subsidiaries, including re-attribution
of relevant reserves between the Group and the
non-controlling
interests according to the Group’s and the
non-controlling
interests’ proportionate interests.
Any difference between the amount by which the
non-controlling
interests are adjusted, and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.
When the Group loses control of a subsidiary, the assets and liabilities of that subsidiary and non-controlling
interests (if any) are derecognised. A gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill), and liabilities of the subsidiary attributable to the owners of the Company. All amounts previously recognised in other

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Changes in the Group’s interests in existing subsidiaries (continued)

comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9 “Financial Instruments” or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.
Business combinations
A business is an integrated set of activities and assets which includes an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired processes are considered substantive if they are critical to the ability to continue producing outputs, including an organized workforce with the necessary skills, knowledge, or experience to perform the related processes or they significantly contribute to the ability to continue producing outputs and are considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.
Acquisitions of businesses, other than business combination under common control, are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
For business combinations in which the acquisition date is on or after January 1, 2022, the identifiable assets acquired and liabilities assumed must meet the definitions of an asset and a liability in the Conceptual Framework except for transactions and events within the scope of IAS 37 or IFRIC 21, in which the Group applies IAS 37 or IFRIC 21 instead of the Conceptual Framework to identify the liabilities it has assumed in a business combination. Contingent assets are not recognized.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as at acquisition date. If, after re-assessment,
the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
Non-controlling
interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at the non-controlling
interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets or at fair value. The choice of measurement basis is made on a transaction-by-transaction
basis. Other types of
non-controlling
interests are measured at their fair value.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Business combinations

under common cont
rol
The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis (referred to herein as predecessor accounting) which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

•	Assets and liabilities of the acquired entity are stated at carrying amounts. Fair value measurement is not required.

•	Income statement reflects the results of the combining parties.

•	No new goodwill arises in predecessor accounting.

•	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve.
Goodwill
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see the accounting policy above) less accumulated impairment losses, if any.
For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination, which represent the lowest level at which the goodwill is monitored for internal management purposes and not larger than an operating segment.
A cash-generating unit (or groups of cash-generating units) to which goodwill has been allocated is tested for impairment annually or more frequently when there is indication that the unit may be impaired. For goodwill arising on an acquisition in a reporting period, the cash-generating unit (or groups of cash-generating units) to which goodwill has been allocated is tested for impairment before the end of that reporting period. If the recoverable amount is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated and then to the other assets on a pro-rata
basis based on the carrying amount of each asset in the unit (or group of cash-generating units).
On disposal of the relevant cash-generating unit or any of the cash-generating unit within the group of cash-generating units, the attributable amount of goodwill is included in the determination of the amount of profit or loss on disposal. When the Group disposes of an operation within the cash-generating unit (or a cash-generating unit within a group of cash-generating units), the amount of goodwill disposed of is measured on the basis of the relative values of the operation (or the cash-generating unit) disposed of and the portion of the cash-generating unit (or the group of cash-generating units) retained.
Fair value measurement
The Group measures its derivative financial instruments, movie income right investments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Fair value measurement (continued)

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
Impairment of
non-financial
assets
At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that they may be impaired.
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
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of
non-financial
assets (continued)

of cash-generating units, with the recoverable amount of the group of cash-generating units. In allocating the impairment loss, the impairment loss is allocated first to reduce the carrying amount of any goodwill (if applicable) and then to the other assets on a pro-rata
basis based on the carrying amount of each asset in the unit or the group of cash-generating units. The carrying amount of an asset is not reduced below the highest of its fair value less costs of disposal (if measurable), its value in use (if determinable) and zero. The amount of the impairment loss that would otherwise have been allocated to the asset is allocated pro rata to the other assets of the unit or the group of cash-generating units. An impairment loss is recognized immediately in profit or loss.
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

(viii)	the entity, or any member of a group of which it is a part, provides key m anagement personnel services to the Group or to the parent of the Group.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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
/
3
%
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
Intangible assets (other than goodwill)
Intangible assets acquired separately
Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Intangible assets with indefinite useful lives that are acquired separately are carried at cost less any subsequent accumulated impairment losses.
Intangible assets acquired in a business combination
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses being their fair value at the date of the revaluation less subsequent accumulated amortization and any accumulated

F-
20

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Intangible assets (other than goodwill) (continued)
Intangible assets acquired in a business combination (continued)

impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains and losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.
Financial instruments - Investments and other financial assets
Initial recognition and measurement
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of accounts receivable arising from contracts with customers that do not contain a significant financing component or for which the Group has applied the practical expedient of not adjusting the effect of a significant financing component, the Group initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Accounts receivable that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) in accordance with the policies set out for “Revenue recognition” below.
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

F-2
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial instruments - Investments and other financial assets (continued)

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
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are carried in the consolidated statements of financial position at fair value with net changes in fair value recognized in profit or loss. The amount of realized gains and losses represents the difference between the fair value at the beginning of the year or purchase date in the year and disposal date of the financial instruments, which is recognized in the consolidated statements of profit or loss and included in “dividend and gain related to disposed financial assets at fair value through profit or loss”.
This category includes debt investments at fair value through profit or loss, derivative instruments and equity investments which the Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends income which is derived from Group’s ordinary course of business is recognized as revenue in the consolidated statements of profit or loss when the right of payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.
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

F-2
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Derecognition of financial assets (continued)

nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
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
At each reporting date, the Group assesses whether the credit risk on a financial asset has increased significantly since initial recognition. When making the assessment, the Group compares the risk of a default occurring on the financial asset as of the reporting date with the risk of a default occurring on the financial asset as of the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information available without undue cost or effort.
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

F-2
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)

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
Significant increase in credit risk
In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.
In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

•	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;

•	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;

•	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;

•	an actual or expected significant deterioration in the operating results of the debtor;

•
an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.
The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.
Definition of default
For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collaterals held by the Group).
Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)

Credit-impaired financial assets
A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

a)	significant financial difficulty of the issuer or the borrower;

b)	a breach of contract, such as a default or past due event;

c)
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization ; or

e)	the disappearance of an active market for that financial asset because of financial difficulties.
Write-off
policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off
constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.
Measurement and recognition of ECL
The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data and forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.
Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.
Lifetime ECL for accounts receivable from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.
For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

•	Past-due status;

•	Nature, size and industry of debtors; and

•	External credit ratings where available.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)
Measurement and recognition of ECL (continued)

The grouping is regularly reviewed by management to
ensure
the constituents of each group continue to share similar credit risk characteristics.
Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on amortized cost of the financial asset.
The Group recognises an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of accounts receivable
from contracts with customers where the corresponding adjustment is recognised through a loss allowance account. For investments in debt instruments that are measured at FVTOCI, the loss allowance is recognised in other comprehensive income and accumulated in the FVTOCI reserve without reducing the carrying amount of these debt instruments/receivables. Such amount represents the changes in the FVTOCI reserve in relation to accumulated loss allowance.
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

F-2
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial liabilities (continued)

Derivative financial liability and convertible bonds
If the conversion option of convertible bond exhibits characteristics of an embedded derivative (when the conversion option that will be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is a conversion option derivative), it is separated from its liability component. On initial recognition, the derivative component of the convertible bond is measured at fair value and presented separately as derivative financial instruments. Transaction costs are apportioned between the liability and derivative components of the convertible bond based on the allocation of proceeds to the liability and derivative components when the instruments are initially recognized. The portion of the transaction costs relating to the liability component is recognized initially as part of the liability. The portion relating to the derivative component is recognized immediately in the statement of profit or loss.
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

F-2
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED
)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
Cash and cash equivalents
Cash and cash equivalents presented on the consolidated statement of financial position include:

(a)
cash, which comprises of cash on hand and demand deposits, excluding bank balances that are subject to regulatory restrictions that result in such balances no longer meeting the definition of cash; and

(b)
cash equivalents, which comprises of short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

For the purposes of the consolidated statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.
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

F-2
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Contingent liabilities (continued)

an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements in the reporting period in which the change in probability occurs, except in the extremely rare circumstances where no reliable estimate can be made.
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

F-
29

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Income tax (continued)

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxable entity by the same taxation authority.
Revenue recognition
Revenue from contracts with customers
Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. During the years ended December 31, 2020, 2021 2022, no, one and three customers, under capital market solutions segment, contributed ten percent
or more of the total revenue of the Group, respectively.
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
Capital market solutions
Capital market solutions service income is composed of underwriting commission, brokerage and handling fee and financial advisory fee and asset management fee. Underwriting commission earned from underwriting equity and debt securities is recognized at the point in time when the Group’s performance under the terms of a contractual arrangement is completed, which is typically at the closing of a transaction if there is no uncertainty or contingency related to the amount to be paid. The normal credit term is 60 to 120 days upon the completion of performance.
The Group considers that all the services promised in a particular contract of being a financial advisor are interdependent and interrelated and should be therefore accounted for as a single performance obligation. As it is unlikely that a customer can obtain benefit before the Group completes all its services up to listing or the completion of the underlying transaction and since the contracts do not provide the Group an enforceable right to payment performance completed up to date, the financial advisory fees are recognized at a point in time upon listing or when the underlying transactions are completed.
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

F-3
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition (continued)
Capital market solutions (continued)

incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal. For asset management services, when a single contract contains both asset management services and brokerage services, the stand-alone selling prices of each of the distinct services underlying the performance obligations (i.e. management fee and performance-based incentive fee for asset management service and brokerage and handling fee for transaction processing service) are stated separately in the contract. These are the observable prices of services when the Company sells each of them separately.
Brokerage and handling fee is recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.
Digital solutions and other service
s

(i)	Insurance brokerage services
The Group earns commission income by facilitating the arrangement between insurance company partners and individuals/businesses. The service promised to the customer is placement of an effective insurance or reinsurance policy. Commission revenue is usually a percentage of the premium paid by the insured and generally depends upon the type of insurance or reinsurance policy and the insurance company partner. Revenue is recognized at a point in time upon execution and effectiveness of insurance contracts. The Group allows a credit period up to 15 days to its customers.

(ii)	Digital solutions services
The Group provides its corporate clients exclusive access to the membership program for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer based on the level of annual fee including the depth of cooperation and relationship, expected spectrum of services required, expected near term and long-term benefits from participating in the membership program, and the relative bargaining power of respective customers taking into consideration the reputation, stage of growth, future revenue potential from other services which can be rendered, and other factors, under the digital solutions and other services segment, which provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered during the period generally ranged from 1 to 3 years. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The Group may require customers to provide partial upfront payments of total service fees. Upfront payment may be requested at the point the customer entered into the service contracts. The remaining payments will be settled according to the payment schedules stated in the service contracts. The Group may allow a credit period ranging from 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.
Fashion and luxury media advertising and marketing services
Fashion and luxury media advertising and marketing services income is composed of fashion and luxury magazines and advertising service income and fashion and luxury media licensing and marketing services income. The Group distributes of fashion and luxury magazines. The Group also provides advertising services on fashion and luxury magazines to the customers. Revenue is recognized at a point in time when

F-3
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition (continued)
Fashion and luxury media advertising and marketing services (continued)

control of the goods has transferred to the customers or upon the edition in which the advertisement is displayed. The Group also provides fashion and luxury media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues of such services over time based on the contract term. The Group allows a credit period up to
90 days to its customers.

Revenue from other sources
Fair value changes on financial assets at fair value through profit or loss and derivative financial assets are recognized in the period in which they arise. Gain/loss recognized during the current period is recognized as gain/loss related to disposed investments, whereas gain/loss recognized for those financial assets at fair value through profit or loss and derivative financial assets held at the end of the reporting period is recognized as net fair value changes on financial assets at fair value through profit or loss and net fair value changes on derivative financial assets.
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
For certain customers, the Company requires upfront payment and recorded such upfront fee as contract liabilities in other payables and accruals. Upfront fee is recognized as revenue based on the time elapsed for the service period.
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
Employee benefits
The Group operates a defined contribution Mandatory Provident Fund retirement benefit scheme (the “MPF Scheme”) under the Mandatory Provident Fund Schemes Ordinance for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees’ basic salaries and are charged to profit or

F-3
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Employee benefits (continued)

loss as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group’s employer contributions vest fully with the employees when contributed into the MPF Scheme.

Short-term employee benefits are recognised at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognised as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset.
A liability is recognised for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.
Share-based payments
Restricted ordinary shares granted to employees
Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value of the equity-settled share-based payments determined at the grant date without taking into consideration all non-market vesting conditions is expensed on a straight-line basis over the vesting period. When the restricted ordinary shares are vested, the amount previously recognized in share-based payment reserve will be transferred to share premium.
Leases
Definition of a lease
A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
For contracts entered into or modified on or after the date of initial application IFRS 16 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.
The Group as a lessee
Allocation of consideration to components of a contract
For a contract that contains a lease component and one or more additional lease or non-lease
components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease
components.
Short-term leases
The Group applies the short-term lease recognition exemption to leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. Lease payments on short-term leases are recognized as expense on a straight-line basis or another systematic basis over the lease term.
Right-of-use
assets
The cost of
right-of-use
asset includes:

•	the amount of the initial measurement lease liability;

•	any lease payments made at or before the commencement date, less any lease incentives received;

F-3
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Leases (continued)
The Group as a lessee (continued)
Right-of-use
assets (continued)

•	any initial direct costs incurred by the Group; and

•
an estimate of costs to be incurred by the Group in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use
assets in which the Group is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term are depreciated from commencement date to the end of the useful life. Otherwise, right-of-use
assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term.
The Group presents
right-of-use
assets as a separate line item on the consolidated statement of financial position.
Lease liabilities
At the commencement date of a lease, the Group recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Group uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.
The lease payments include:

•	Fixed lease payments (including in-substance fixed payments), less any lease incentives;

•	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;

•	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options;

•	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease; and

•	The amount expected to be payable by the lessee under remaining value guarantees.
After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.
The Group presents lease liabilities as a separate line item on the condensed consolidated statement of financial position.
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

F-3
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDA
TED
FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

2.4	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Foreign currencies (continued)

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
Borrowing costs
All borrowing costs
not eligible for capitalization
are recognised in profit or loss in the period in which they are incurred.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future
.

F-3
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)

Estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below:
Fair value of unlisted equity investments and movie income right investments
The Group’s unlisted equity instruments and movie income right investments are measured at fair value with fair value being determined based on significant unobservable inputs using valuation techniques. Judgment and estimation are required in establishing the relevant valuation techniques and the relevant inputs thereof. Changes in assumptions relating to these factors could result in material adjustments to the fair value of these instruments.
As of December 31, 2021, the fair value of the unlisted equity investment-Investment D (Note 13) and Investment E (Note 13) were estimated using an equity valuation allocation (“EVA”) valuation technique relying on the hybrid method, considering two scenarios in a probability weighted expected return method (“PWERM”) framework, and using the option pricing method (“OPM”) to allocate value in the IPO exit scenario. The valuation requires the management to consider two scenarios in its PWERM analysis which was non-IPO
exit event and IPO exit event and hence they were subject to uncertainty. The input of the equity value of unlisted equity investment-Investment D and Investment E were estimated using forward price/earnings (“P/E”) ratio as the valuation multiple.
As of December 31, 2020, the fair value of unlisted equity investment-Investment F (Note 13) was based on the prices of recent transactions of the same instruments with the same rights of the same issuers. During the year ended December 31, 2021, the valuation technique for the fair value of Investment F has been changed due to the lack of recent transaction price. Thus, the instruments were transferred from Level 2 to Level 3 category. The fair value of this investment as at December 31, 2021 was measured using an EVA valuation technique relying on P/E ratio as the valuation multiple and discount of lack of marketability.
As of December 31, 2021, the fair value of unlisted equity investment — Investment G (Note 13) was determined by the recent transaction price.
As of December 31, 2021 and 2022, the fair value of unlisted equity investment-Investment H (Note 13) was estimated using an asset-based valuation. The asset-based approach measures the value of Investment H by making reference to the value of individual assets and liabilities. Adjustments are made to the balance sheet based on the differences between the fair value and book value of the assets and liabilities. The adjusted net asset value represents the fair value of Investment H.
As of December 31, 2021, the fair value of unlisted equity investment-Investment I (Note 13) were determined by the recent transaction price. During the year ended December 31, 2022, the valuation technique for the fair value of Investment I has been changed due to the lack of recent transaction price. Thus, the instruments were transferred from Level 2 to Level 3 category. The fair value of this investment as at December 31, 2022 was measured using EVA valuation technique applying equity volatility as an input.
As of December 31, 2022, the fair value of unlisted equity investment
s
— Investment J (Note 13) and Investment K (Note 13) were determined by the recent transaction price.
F-3
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (CONTINUED)
Estimation uncertainty (continued)
Fair value of unlisted equity investments and movie income right investments (continued)

As of December 31, 2022, the fair value of movie income right investments which have no recent transaction price was determined in accordance with the assumptions including the expected ticket sales performance, expected movie production costs and discount rate.
Fair value of derivative financial assets in relation to the Agreements (Note 14)
The fair value of the derivative financial assets in relation to the Agreements was estimated using the Geometric Brownian Motion and simulated using the Monte Carlo Simulation (“MCS”) and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial instrument in relation to the Agreements as Level 3.
Impairment assessment of goodwill and intangible assets
Determining whether goodwill and intangible assets are impaired requires an estimation of the recoverable amount of the cash-generating unit to which goodwill and intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future cash flows from the cash-generating unit and a suitable discount rate in order to calculate the present value. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise.
As at December 31, 2021 and 2022, the carrying amount of goodwill was nil and HK$58,675,041, respectively, and the carrying amount of intangible assets subject to imp air
ment assessment was

nil and HK$756,131,422,
respectively.

4.	OPERATING SEGMENT INFORMATION
In the prior years, the Group had identified three operating segments, investment banking segment, asset management segment and strategic investment segment. As a result of the business acquisitions in 2022, the Group updated its internal organizational structure and the financial measures provided to the
Group’s chief operating decision maker “CODM”.
These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of operating segments. These changes in segment presentation do not affect consolidated statements of financial position, consolidated statements of profit or loss and other comprehensive income or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

F-3
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

The Group now operates its businesses in four operating segments: capital market solutions segment, digital solutions and other services segment, fashion and luxury media advertising and marketing services segment and strategic investment segment. The following summary describes the operations in each of the Group’s reportable segment:
The Group’s reportable and operating segments are therefore as follows:

(a)
The capital market solutions segment assists customers in raising funds through equity and debt financing, private placements and debt issuances, providing financial advisory services (including but not limited to domestic and cross border advisory services for merger and acquisitions) and providing asset management products and services.

(b)
The digital solutions and other services segment, which arises from the business combination of AMTD Digital under common control during the current period, provides its institutional and corporate clients with exclusive, paid access to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation, as well as provides digital financial solution services.

(c)
The fashion and luxury media advertising and marketing services segment, which arises from the business acquisition of L’Officiel in current period, engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

(d)
The strategic investment segment engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie income right investments).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of ECL, attributable costs of specialized staff, commission paid to asset management segment consistently with the Group’s profit before tax from operations. Net fair value change on derivative financial liability, other income, other gain and corporate expenses such as staff costs not directly attributable to segment
s
, office rental and administrative expenses are excluded from such measurement.
Segment assets exclude property, plant and equipment, amounts due from immediate holding company, prepayments, deposits and other receivables, tax recoverable, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.
Segment liabilities exclude tax payable, convertible bond, derivative financial liability, bank borrowings, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

F-3
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment revenue and results
The
following tables present information by segment, with prior period segment information retrospectively recast to conform to current period presentation:
For the year ended December
 31, 2020

	Capital market solutions HK$	Strategic investment HK$	Total HK$

Segment revenue (Note 5)
Revenue
—from contract with customers	607,263,125	—	607,263,125
—others	—	511,277,048	511,277,048

	607,263,125	511,277,048	1,118,540,173

Segment results	565,271,220	511,277,048	1,076,548,268

Unallocated other income			111,867,468
Unallocated finance costs			(21,510,079)
Unallocated net changes in fair value on derivative financial liability			7,765,148
Corporate and other unallocated expenses			(173,250,588)

Profit before tax			1,001,420,217

Other segment information
Depreciation			30,374
Capital expenditure			110,734

For the year ended December
 31, 2021

	Capital market solutions	Strategic investment	Total
	HK$	HK$	HK$

Segment revenue (Note 5)
Revenue
—from contract with customers	680,477,636	—	680,477,636
—others	—	717,366,581	717,366,581

	680,477,636	717,366,581	1,397,844,217

Segment results	658,504,447	717,366,581	1,375,871,028

Unallocated other income			125,538,171
Unallocated finance costs			(12,825,923)
Corporate and other unallocated expenses			(157,406,721)

Profit before tax			1,331,176,555

Other segment information
Depreciation			44,226

F-
39

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)
Segment revenue and results (continued)

For the year ended December
 31, 2022

	Capital market solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Strategic investment	Total
	HK$	HK$	HK$	HK$	HK$
Segment revenue (Note 5)
Revenue
—from contract with customers	581,932,693	183,572,996	59,679,071	—	825,184,760
—others	—	—	—	546,696,252	546,696,252

	581,932,693	183,572,996	59,679,071	546,696,252	1,371,881,012

Segment results	564,982,684	166,805,327	21,337,768	546,696,252	1,299,822,031

Unallocated other income					141,461,546
Unallocated other gain					153,487,985
Unallocated finance costs					(6,729,278)
Unallocated net changes in fair value on derivative financial liability					13,347,266
Corporate and other unallocated expenses					(239,691,077)

Profit before tax					1,361,698,473

Other segment information
Depreciation and amortization					5,784,258

Segment assets and liabilities

	December 31, 2021	December 31, 2022
	HK$	HK$
Segment assets
Capital market solutions	237,529,210	81,323,982
Digital solutions and other services	—	184,735,467
Fashion and luxury media advertising and marketing services	—	731,083,960
Strategic investment	3,755,921,604	2,966,329,496

Total segment assets	3,993,450,814	3,963,472,905
Unallocated corporate assets	2,693,387,229	4,307,818,867

Total assets	6,686,838,043	8,271,291,772

Segment liabilities
Capital market solutions	155,651,880	—
Digital solutions and other services	—	18,117,399
Fashion and luxury media advertising and marketing services	—	181,455,718

Total segment liabilities	155,651,880	199,573,117
Unallocated corporate liabilities	742,312,989	255,090,510

Total liabilities	897,964,869	454,663,627

F-
4
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Geographical information
The following table sets forth the Group’s revenue from contract with customers by geographical areas based on the location of the customers:
For the year ended December 31, 2020

Capital market solutions HK$

China (including Hong Kong)	590,441,983
Others	16,821,142

607,263,125

For the year ended December 31, 2021

Capital market solutions HK$

China (including Hong Kong)	676,711,632
Others	3,766,004

680,477,636

For the year ended December 31, 2022

	Capital markets solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Total
	HK$	HK$	HK$	HK$

China (including Hong Kong)	581,932,693	182,111,835	23,862,618	787,907,146
Europe	—	—	18,030,423	18,030,423
America	—	—	9,411,504	9,411,504
Others	—	1,461,161	8,374,526	9,835,687

	581,932,693	183,572,996	59,679,071	825,184,760

As of December 31, 2022,
non-current
assets other than financial instruments of HK$
66,000
 (2021:HK$
15,238,000
), HK$90,577,000 (2021:Nil) and HK
$
724,254,000
 (2021:
Nil
), for the purpose of geographical information were

located in Hong Kong, Singapore and Europe, respectively.

F-
4
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN
A. Revenue
An analysis of revenue is as follows:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Revenue from contracts with customers
Capital market solutions
Underwriting commission	165,472,605	29,051,940	94,528,263
Financial advisory fee	210,852,275	568,045,723	427,723,245
Management fee and performance-based incentive fee	196,352,216	57,230,194	16,791,083
Brokerage and handling fees	33,359,007	25,356,917	42,313,366
Others	1,227,022	792,862	576,736

	607,263,125	680,477,636	581,932,693

Digital solutions and other services
Insurance brokerage services commission	—	—	8,145,147
Digital solutions fees	—	—	175,427,849

	—	—	183,572,996
Fashion and luxury media advertising and marketing services
Fashion and luxury magazines and advertising services income	—	—	28,254,167
Fashion and luxury media licensing and marketing services income	—	—	31,424,904

	—	—	59,679,071
Revenue from other sources
Strategic investment
Dividend income	88,078,159	48,711,208	50,213,509
Gain related to disposed investments	82,948,508	125,112,176	173,129,345

	171,026,667	173,823,384	223,342,854
Net fair value changes on financial assets at fair value through profit or loss
-from listed equity shares, at quoted price	(371,305,326)	54,008,047	(378,012,020)
-from unlisted equity shares and movie income right investments (note a)	313,561,520	543,543,197	216,605,145
-from unlisted equity linked notes	26,688,861	—	—

Total net fair value changes on financial assets at fair value through profit or loss	139,971,722	771,374,628	61,935,979

Net fair value changes on derivative financial assets
-from derivative financial assets	371,305,326	(54,008,047)	484,760,273

	511,277,048	717,366,581	546,696,252

Total revenue	1,118,540,173	1,397,844,217	1,371,881,012

Note:
(a)
For the year ended December 2020, 2021 and 2022, net fair value gain arising from investments in equity securities of related parties are HK$336,403,752, HK$545,199,207and HK$213,791,063, respectively (Note 29(A)(ii)).

F-4
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information

The Company assesses revenues based
upon
the nature or
type o
f goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, “Operating
Segment
Information”. The following tables present disaggregated revenue information:
For the year ended December 31, 2020

Segments	Capital market solutions	Strategic investment	Total
	HK$	HK$	HK$

Revenue from contracts with customers
Capital market solutions
Underwriting commission	165,472,605	—	165,472,605
Financial advisory fee	210,852,275	—	210,852,275
Management fee and performance-based incentive fee	196,352,216	—	196,352,216
Brokerage and handling fee s	33,359,007	—	33,359,007
Others	1,227,022	—	1,227,022

Sub-total	607,263,125	—	607,263,125
Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	(31,054,945)	(31,054,945)
Net fair value changes on derivative financial assets	—	371,305,326	371,305,326
Gain related to disposed investments	—	82,948,508	82,948,508
Dividend income	—	88,078,159	88,078,159

Total	607,263,125	511,277,048	1,118,540,173

Segments	Capital market solutions
HK$
Timing of revenue recognition
Services transferred at a point in time	200,058,634
Services transferred over time	407,204,491

Total revenue from contracts with customers	607,263,125

F-4
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2021

Segments	Capital market solutions	Strategic investment	Total
	HK$	HK$	HK$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	29,051,940	—	29,051,940
Financial advisory fee	568,045,723	—	568,045,723
Management fee and performance-based incentive fee	57,230,194	—	57,230,194
Brokerage and handling fee s	25,356,917	—	25,356,917
Others	792,862	—	792,862

Sub-total	680,477,636	—	680,477,636
Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	597,551,244	597,551,244
Net fair value changes on derivative financial assets	—	(54,008,047)	(54,008,047)
Gain related to disposed investments	—	125,112,176	125,112,176
Dividend income	—	48,711,208	48,711,208

Total	680,477,636	717,366,581	1,397,844,217

Segments	Capital market solutions
HK$
Timing of revenue recognition
Services transferred at a point in time	623,008,452
Services transferred over time	57,469,184

Total revenue from contracts with customers	680,477,636

F-4
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021
AND

2

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2022

Segments	Capital market solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Strategic investment	Total
	HK$	HK$	HK$	HK$	HK$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	94,528,263	—	—	—	94,528,263
Financial advisory fee	427,723,245	—	—	—	427,723,245
Management fee and performance-based incentive fee	16,791,083	—	—	—	16,791,083
Brokerage and handling fee s	42,313,366	—	—	—	42,313,366
Others	576,736	—	—	—	576,736

Digital solutions and other services
Insurance brokerage services	—	8,145,147	—	—	8,145,147
Digital solutions fees	—	175,427,849	—	—	175,427,849

Fashion and luxury media advertising and marketing services
Fashion and luxury magazines and advertising services income	—	—	28,254,167	—	28,254,167
Fashion and luxury media licensing and marketing services income	—	—	31,424,904	—	31,424,904

Sub-total	581,932,693	183,572,996	59,679,071	—	825,184,760
Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	—	(161,406,875)	(161,406,875)
Net fair value changes on derivative financial assets	—	—	—	484,760,273	484,760,273
Gain related to disposed investments	—	—	—	173,129,345	173,129,345
Dividend income	—	—	—	50,213,509	50,213,509

Total	581,932,693	183,572,996	59,679,071	546,696,252	1,371,881,012

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

Segments	Capital market solutions	Digital solutions and other services	Fashion and luxury media advertising and marketing services	Total
	HK$	HK$	HK$	HK$
Timing of revenue recognition
Services transferred at a point in time	565,141,610	8,145,147	28,254,167	601,540,924
Services transferred over time	16,791,083	175,427,849	31,424,904	223,643,836

Total revenue from contracts with customers	581,932,693	183,572,996	59,679,071	825,184,760

The following table shows the amount of revenue recognized in the current period that were included in the contract liabilities at the beginning of the reporting period:

	For the year ended December 31,
	2021	2022
	HK$	HK$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period
Capital market solutions	46,640,036	630,962

(ii)	Performance obligations
The transaction prices allocated to the remaining performance obligations of digital solutions services (unsatisfied or partially unsatisfied) as of December 31, 2021 and December 31, 2022 are as follows:
For digital solutions services

	As of December 31,
	2021	2022
	HK$	HK$

Within one year	—	204,702,968
More than one year	—	101,443,644

	—	306,146,612

The performance obligations expected to be recognized in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year.

F-4
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND
2022

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

B. Other income

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Bank interest income	67,783	15,174	12,332
Other interest income (note a)	—	—	51,304,121
Interest income from the immediate holding company (Note 2 9 (A)(iv)) (Note 2 9 (B)(i))	101,159,079	116,028,045	75,991,943
Government grant (note b)	3,061,665	—	1,184,000
Others	7,578,941	9,494,952	12,969,150

	111,867,468	125,538,171	141,461,546

Notes:
(a)	Included in the other interest income is HK $45,272,261 derived from loan notes due from independent third parties related to the disposal of investments during the year ended December 31, 2022.
(b)
During the year ended December 31, 2022, the Group recognized government grants of HK$
1,184,000
(2021:
Nil
; 2020: HK$
3,061,665)
 f
rom the Employment Support Scheme provided by the Hong Kong Government in connection with the COVID-19 related subsidies.

C. Other gain
Other gain of HK$153,487,985 consists of (i) gain on bargain purchase of HK$37,966,405 with details inc luded
in Note 34; and (ii) gain on disposal of subsidiaries of HK$115,521,580. During the year ended December 31, 2022, the Group disposed of certain subsidiaries at a cash consideration of HK$350,000,000 , which is included in other receivables and settled in January 2023, to certain
independent third part
ies
. The net assets of these subsidiaries, in aggregate, are HK$248,235,650
,

which mainly consisted of cash and cash equivalents of HK$
144,050,060
,

accounts receivable of HK$200,036,799, other assets of HK$598,415,823
 and
 accounts payable of HK$690,228,623
.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

6.	OTHER OPERATING EXPENSES

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Advertising and marketing service fees and brand promotional expenses	5,696,606	597,566	20,004,385

Premises costs and office utilities
—Premises costs	14,244,127	14,226,081	13,095,944
—Office utilities	6,601,790	7,821,627	9,142,411

	20,845,917	22,047,708	22,238,355

Traveling and business development expenses	5,636,354	3,747,166	7,761,633
Commissions and bank charges	1,957,433	1,308,425	1,309,186
Office and maintenance expenses	175,348	55,192	20,729
Administrative service , management and investment advisory fees	24,330,000	24,330,000	29,802,500
Legal and professional related fees	36,314,507	24,663,025	73,729,042
Staff recruitment expenses	1,223,673	2,322,035	4,229,736
Others
—Depreciation	30,374	44,226	96,115
—Amortization	—	—	5,688,143
—Foreign exchange differences, net	3,222,789	963,422	1,970,158
—Other expenses	4,290,210	3,715,247	11,722,482

	7,543,373	4,722,895	19,476,898

	103,723,211	83,794,012	178,572,464

7.	STAFF COSTS

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Salaries, bonuses and staff welfare	93,660,617	94,776,416	121,314,816
Pension scheme contributions (defined contribution schemes)	749,664	809,482	7,942,657

	94,410,281	95,585,898	129,257,473

8.	FINANCE COSTS

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Interests on margin loans payable	12,475,296	—	—
Interests on convertible bond	7,717,348	8,085,419	430,702
Interests on bank borrowings	1,317,435	4,740,504	6,298,576

	21,510,079	12,825,923	6,729,278

F-4
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

9.	INCOME TAX (CREDIT)/EXPENSE
Hong Kong profits tax has been provided at the rate of 16.5% (2021: 16.5%; 2020: 16.5%) on the estimated assessable profits arising in Hong Kong
.
Overseas tax is calculated at rates of tax applicable in
c
ountries in which the Group is assessable for tax:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Current tax:
Hong Kong profits tax
Charge for the year	96,708,600	104,423,916	101,232,315
Overprovision in prior year	(143,606)	—	—
The People’s Republic of China withholding tax
Charge for the year	8,807,816	4,871,121	5,021,351
Other jurisdictions
Charge for the year	—	—	626,778
Deferred tax	(242,913,577)	—	(1,896,006)

	(137,540,767)	109,295,037	104,984,438

Under the
two-tiered
profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For
the year ended December 31, 2020, 2021 and 2022, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.
A
reconciliation of tax (credit)/expense and profit before tax at the statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Profit before tax	1,001,420,217	1,331,176,555	1,361,698,473

Tax at statutory tax rate of 16.5%	165,234,336	219,644,132	224,680,248
Tax effect of foreign tax jurisdictions	—	—	264,583
Tax effect of two-tiered profit s tax rate	(165,000)	(165,000)	(165,000)
Tax effect of non-taxable income	(79,190,106)	(95,836,917)	(122,208,901)
Tax effect of distribution to perpetual securities holders that are deductible for tax purpose	—	(20,747,569)	(20,290,239)
Tax effect of non-deductible expenses	10,887,971	1,566,657	17,740,105
Tax effect of unrecognized temporary difference	(25,011)	(4,075)	(2,839)
Tax effect of deferred tax liability reversed	(242,913,577)	—	—
Overprovision in prior year	(143,606)	—	—
Utilization of tax losses previously not recognized	(33,590)	(33,312)	(54,870)
Withholding tax on the dividend income	8,807,816	4,871,121	5,021,351

Income tax (credit)/expense	(137,540,767)	109,295,037	104,984,438

F-
49

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

9.	INCOME TAX (CREDIT)/EXPENSE (CONTINUED)

As at December 31, 2022, the Group had tax losses arising in Hong Kong and other countries, subject to the agreement by the tax authorities, which are available for offsetting against the future taxable profits of the Group.
Deferred tax assets have not been recognized in respect of these losses as it is not considered probable that taxable profits will be available against which such tax losses can be utilized.

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
The basic earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are calculated by dividing the profit for the year attributable to Class A ordinary equity holders and Class B ordinary equity holders of the parent by the number of Class A ordinary shares and Class B ordinary shares, respectively.
For the year ended December 31, 2020, the diluted earnings per share attributable to Class A ordinary equity holders and Class B ordinary equity holders are based on the profit for the year attributable to Class A ordinary equity holders a
n
d Class B ordinary equity holders of the parent, adjusted to reflect the interest on the convertible bond, net fair value change of derivative financial liability and the foreign exchange effect of the convertible bonds of HK$7,717,348, HK$7,765,148 and HK$528,958,
respectively. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation plus the weighted average number of ordinary shares assumed to have been issued at on the deemed exercise or conversion of all dilutive potential ordinary shares into ordinary shares. For the year ended December 31, 2021 and 2022, the computation of diluted earnings per share has not taken into account the effect of convertible bond which is anti-dilutive.

F-
5
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2020	2021	2022
Basic earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class A	249,206,548	299,742,816	513,186,052

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (HK$)-basic Class B	810,766,722	796,709,268	596,821,469

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	57,474,495	62,327,851	138,490,789

Weighted average number of Class B ordinary shares outstanding—basic	186,987,093	165,665,944	160,959,872

Basic earnings per share (HK$) Class A	4.34	4.81	3.71

Basic earnings per share (HK$) Class B	4.34	4.81	3.71

Diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class A	248,629,790	299,742,816	513,186,052

Profit attributable to ordinary equity holders of the parent used in the diluted earnings per share calculation (HK$)-diluted Class B	810,766,722	796,709,268	596,821,469

Denominator:
Weighted average number of Class A ordinary shares outstanding—diluted	58,966,142	62,327,851	138,490,789
Weighted average number of Class B ordinary shares outstanding—diluted	186,987,093	165,665,944	160,959,872

Diluted earnings per share (HK$) Class A	4.22	4.81	3.71

Diluted earnings per share (HK$) Class B	4.34	4.81	3.71

F-
5
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

	Number of shares
	For the year ended December 31,
	2020	2021	2022
Shares:
Weighted average number of Class A ordinary shares in issue during the year used in the basic earnings per share calculation	57,474,495	62,327,851	138,490,789
Effect of dilution – weighted average number of ordinary shares:
Convertible bond	1,491,647	—	—

	58,966,142	62,327,851	138,490,789

Weighted average number of Class B ordinary shares in issue during the year used in the basic earnings per share calculation	186,987,093	165,665,944	160,959,872
Effect of dilution – weighted average number of ordinary shares:
Convertible bond	—	—	—

	186,987,093	165,665,944	160,959,872

Other than disclosed above and disclosed elsewhere in these consolidated financial statements, there are no other outstanding potential dilutive shares in issue.

11.	ACCOUNTS RECEIVABLE

	As of December 31,
	2021	2022
	HK$	HK$
Receivable from capital market solutions services	86,514,680	81,614,733
Commission receivable from insurance brokerage	—	2,718,150
Receivable from digital solutions and other services	—	81,844,175
Receivable from fashion and luxury media advertising and marketing services	—	21,496,558

	86,514,680	187,673,616

As of January 1, 2021, the Group has receivables arising from contracts with customers of
HK$
77,350,250
.
The normal settlement terms of receivables from capital market solutions services are specific terms mutually agreed between the contracting parties. Receivables are non-interest
bearing. The Group allows a credit period of up to 15 days to its commission receivable arising from insurance brokerage business and a credit period of up to 90 days to its accounts receivable arising from the digital solutions and other services business and fashion and luxury media advertising and marketing services business.
The
Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral over its accounts receivable.

F-
5
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

11.	ACCOUNTS RECEIVABLE (CONTINUED)

An aging analysis of the accounts receivable as of the end of the reporting period, based on the due date, net of loss allowance is as follows:

	As of December 31,
	2021	2022
	HK$	HK$
Not yet due	74,048,058	177,754,160
Past due
Within 1 month	53,633	7,270,723
1 to 3 months	5,165,947	1,545,263
Over 3 months	7,247,042	1,103,470

	86,514,680	187,673,616

As of December 31, 2021 and 2022, accounts receivable was due from a number of reputable corporate clients, brokers and individual clients.
An impairment analysis of accounts receivable from capital market solutions services is performed at each reporting date using probability of default approach to measure expected credit losses. The probability of default and loss given default are estimated based on the Group’s assessment on credit ratings of the accounts receivable and historical loss experience. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The calculation of ECL considers forward looking information through the use of publicly available economic data and forecasts, including macroeconomic data such as GDP growth and unemployment rate, management judgement to reflect the qualitative factors and through the use of multiple probability weighted scenarios.
Other than receivables from brokers and clearing house of HK$21,545,865 included in receivable from capital market solutions services as of December 31, 2021 which measures the loss allowance equal to
12-month
ECL, the Group has applied the simplified approach in IFRS 9 to measure the loss allowance at lifetime ECL. For receivable arising from the digital solutions and other services, the ECL is assessed on an individual basis. The ECL on remaining accounts receivable is performed on a collective basis, grouped by internal credit rating.
An impairment for loss allowance of HK$17,109,001 was made on receivables with gross amount of HK$17,109,001 arising from capital market solutions service
s
, and was further written off during the year ended December 31, 2020, as the directors of the Company considered there was no realistic prospect of recovery.

As of December 31, 2021, the probability of default ranged from 0.12% to 4.98% and the loss given default was estimated to be 45%. As of December 31, 2022, the probability of default ranged from 0.39% to 0.57% and the loss given default was estimated to be 45%.

	Internal credit risk rating
As of December 31, 2021	AAA	AA	A	BBB	BB	CCC	Total

Expected credit loss rate	—	—	0.10%	0.17%	—	0.10%	—
Gross carrying amount (HK$‘000)	—	—	54,763	24,218	—	7,534	86,515

F-5
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

11.	ACCOUNTS RECEIVABLE (CONTINUED)

	Internal credit risk rating
As of December 31, 2022	AAA	AA	A	BBB	BB	CCC	Total

Expected credit loss rate	—	0.15%	—	0.27%	—	—	—
Gross carrying amount (HK$‘000)	—	84,563	—	103,111	—	—	187,674
The expected credit losses as of December 31, 2021 and 2022 were immaterial and no loss allowance for accounts receivable was
provide
d
.

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2021	2022
	HK$	HK$

Consideration receivables on disposal of investments to independent third parties	—	361,880,000
Consideration receivable on disposal of subsidiaries to independent third parties (Note 5(c))	—	350,000,000
Receivables from former subsidiaries	—	187,300,371
Prepayments	20,720,272	14,143,937
Deposits	516,399	899,027
Other receivables	679,711	58,359,326
Less: impairment loss provided under expected credit loss model	—	(3,920,121)

	21,916,382	968,662,540

The expected credit loss was assessed with reference

to the credit status of the debtors, and the expected credit loss as of December 31, 2021 is considered to be minimal and HK$3,920,121 was provided during the year ended December 31, 2022.
None of the above assets is past due or credit-impaired. The consideration receivables on disposal of investments and subsidiaries and receivables from former subsidiaries are subsequently fully settled as of the date of these financial statements. The other financial assets included in the above balances relate to receivables for which there was no recent history of default.

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of December 31,
	2021	2022
	HK$	HK$
Financial assets at fair value through profit or loss, other than financial asset at fair value through profit or loss under stock loan	2,574,695,685	1,353,611,934
Financial assets at fair value through profit or loss under stock loan	211,331,400	169,583,400

Total financial assets at fair value through profit or loss	2,786,027,085	1,523,195,334

Listed equity shares, at quoted price
—Investment A	1,055,407,260	695,988,462
—Investment B	—	165,462,000
—Investment C	—	4,824

Total listed equity shares, at quoted price	1,055,407,260	861,455,286

Unlisted equity shares
—Investment D	86,195,893	—

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (CONTINUED)

	As of December 31,
	2021	2022
	HK$	HK$
—Investment E	21,954,381	—
—Investment F (Note 29 (A)(ii))	1,120,244,487	—
—Investment G	9,979,264	—
—Investment H (Note 29 (A)(ii))	480,700,000	543,000,000
—Investment I	11,545,800	11,630,000
—Investment J	—	1,559,597
—Investment K	—	2,245,766

Total unlisted equity shares	1,730,619,825	558,435,363

Movie income right investments	—	103,304,685

	2,786,027,085	1,523,195,334

The above unlisted investments at December 31, 2021 and 2022 were equity shares investments issued by enterprises. Financial assets at fair value through profit or loss are categorized into levels 1 to 3. Refer to Note
3
1
 for more information.
On December 28, 2021, the Group entered into a stock lending agreement with a related company, pursuant to which the Group lent certain listed equity shares of Investment A to the related company, with an interest of 2% per annum based on market value of the listed equity shares of the previous month end.
On May 5 and June 1, 2022, the Group entered into certain stock lending agreements with an independent third party, pursuant to which the Group lent certain listed equity shares of Investment A to this independent third party, with an interest of 2% per annum based on the previous month end market value of the listed equity shares.
As of December 31, 2021 and 2022, the fair values of the listed equity shares underlying the stock loan were HK$211,331,400 and HK$169,583,400 respectively. In addition, the net fair value changes on the financial assets at fair value through profit or loss under
stock loan were HK$47,378,880 and HK$70,293,600 for the years ended December 31, 2021 and 2022, respectively.
During the year ended December 31, 2022, the Group acquired a controlling stake of Investment F (AMTD Digital) by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital at a consideration of approximately US$993 million
. The original investment in AMTD Digital, accounted for as financial assets at fair value through profit or loss, was derecognized upon consolidation of AMTD Digital.
During the year ended December 31, 2021, the Group obtained certain equity
 interest in Investment H (AMTD Assets Alpha Group, a fellow subsidiary) in exchange for extinguishment of HK$
163,180,000
of current accounts due from the immediate holding company. The Group does not have right to participate in its policy-making processes, to appoint director nor management and to interchange of managerial personnel; accordingly, the Group concluded that it does not have significant influence to direct the relevant activities of the investee and classified the investment as a financial asset at fair value through profit or loss.
During the year ended December 31, 2022, the Group entered into a movie income right agreement with a production house through a newly acquired subsidiary, which is an independent third party. In accordance with the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreements. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be added to the carrying amounts of financial assets.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSET S

			As of December 31,
	Notes		2021	2022
			HK$	HK$
Upside Participation and Profit Distribution Agreements	(a	)	969,894,519	1,305,256,317
Future Settlement Contract	(b	)	—	137,877,845

			969,894,519	1,443,134,162

Note (a)
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

F-5
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a)
 (continued)

•
On December 31, 2020, March 31, 2021, June 30, 2021, September 30, 2021, December 31, 2021 and March 31, 2022 and June 30 2022, the Agreements were extended for an additional three month period in each case and thus cumulatively till December 31, 2022.

•
In December 2022, the underlying listed shares have been partially sold, in which 2,673,000 underlying shares were sold in the market at the average disposal price of HK$3.27 per share, and HK$15,306,985 was due from the counterparty to settle 2,673,000 notional of the derivatives reflecting the difference between the average disposal price and Underlying Price. Accordingly, corresponding revisions were made to the Agreements to reflect the reduction in the number of underlying listed shares.

•	On December 31, 2022, the Agreements were further extended for an additional three months period and thus till March 31, 2023.
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

F-5
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a) (continued)

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognized in profit or loss
	HK$	HK$	HK$	HK$
At December 31, 2020	1,036,169,019	(12,266,453)	1,023,902,566	—
Recognized in profit and loss prior to contract renegotiation on March 31, 2021
—Changes in fair value	(12,266,453)	—	(12,266,453)	(12,266,453)
—Recognition of day 1 profit or loss	—	12,266,453	12,266,453	12,266,453

At March 31, 2021	1,023,902,566	—	1,023,902,566	—
Contract renegotiation on March 31, 2021	(1,678,713)	1,678,713	—	—

At March 31, 2021	1,022,223,853	1,678,713	1,023,902,566	—
Recognized in profit and loss prior to contract renegotiation on June 30, 2021
—Changes in fair value	(34,326,652)	—	(34,326,652)	(34,326,652)
—Recognition of day 1 profit or loss	—	(1,678,713)	(1,678,713)	(1,678,713)

At June 30, 2021	987,897,201	—	987,897,201	(36,005,365)
Contract renegotiation on June 30, 2021	2,956,755	(2,956,755)	—	—

At June 30, 2021	990,853,956	(2,956,755)	987,897,201	(36,005,365)
Recognized in profit and loss prior to contract renegotiation on September 30, 2021
—Changes in fair value	89,306,993	—	89,306,993	89,306,993
—Recognition of day 1 profit or loss	—	2,956,755	2,956,755	2,956,755

At September 30, 2021	1,080,160,949	—	1,080,160,949	56,258,383
Contract renegotiation on September 30, 2021	1,046,618	(1,046,618)	—	—

At September 30, 2021	1,081,207,567	(1,046,618)	1,080,160,949	56,258,383
Recognized in profit and loss prior to contract renegotiation on December 31, 2021
—Changes in fair value	(111,313,048)	—	(111,313,048)	(111,313,048)
—Recognition of day 1 profit or loss	—	1,046,618	1,046,618	1,046,618

At December 31, 2021	969,894,519	—	969,894,519	(54,008,047)
Contract renegotiation on December 31, 2021	(1,507,769)	1,507,769	—	—

At December 31, 2021	968,386,750	1,507,769	969,894,519	(54,008,047)

F-5
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a)
 (continued)

	Fair value using valuation technique	Day 1 (profit)/loss	Net carrying amount	Net changes in fair value recognized in profit or loss
	HK$	HK$	HK$	HK$
At December 31, 2021	968,386,750	1,507,769	969,894,519	—
Recognized in profit and loss prior to contract renegotiation on March 31, 2022
—Changes in fair value	201,787,611	—	201,787,611	201,787,611
—Recognition of day 1 profit or loss	—	(1,507,769)	(1,507,769)	(1,507,769)

At March 31, 2022	1,170,174,361	—	1,170,174,361	200,279,842
Contract renegotiation on March 31, 2022	42,824,157	(42,824,157)	—	—

At March 31, 2022	1,212,998,518	(42,824,157)	1,170,174,361	200,279,842
Recognized in profit and loss prior to contract renegotiation on June 30, 2022
—Changes in fair value	44,938,920	—	44,938,920	44,938,920
—Recognition of day 1 profit or loss	—	42,824,157	42,824,157	42,824,157

At June 30, 2022	1,257,937,438	—	1,257,937,438	288,042,919
Contract renegotiation on June 30, 2022	(9,371,394)	9,371,394	—	—

At June 30, 2022	1,248,566,044	9,371,394	1,257,937,438	288,042,919
Recognized in profit and loss prior to contract renegotiation on September 30, 2022
—Changes in fair value	83,632,460	—	83,632,460	83,632,460
—Recognition of day 1 profit or loss	—	(9,371,394)	(9,371,394)	(9,371,394)

At September 30, 2022	1,332,198,504	—	1,332,198,504	362,303,985
Contract renegotiation on September 30, 2022	(16,356,494)	16,356,494	—	—

At September 30, 2022	1,315,842,010	16,356,494	1,332,198,504	362,303,985
Recognized in profit and loss prior to contract renegotiation on December 31, 2022
—Changes in fair value	934,937	—	934,937	934,937
—Partial settlement	(15,306,985)	—	(15,306,985)	—
—Realized gain upon disposal	3,786,355	—	3,786,355	—
—Recognition of day 1 profit or loss	—	(16,356,494)	(16,356,494)	(16,356,494)

At December 31, 2022	1,305,256,317	—	1,305,256,317	346,882,428
Contract renegotiation on December 31, 2022	80,156	(80,156)	—	—

At December 31, 2022	1,305,336,473	(80,156)	1,305,256,317	346,882,428

F-
59

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

14.	DERIVATIVE FINANCIAL ASSETS (CONTINUED)
Note (a)
 (continued)

As of December 31, 2022, the counterparty of the derivative contracts pledged certain listed securities as collateral in favour of the Company which had a market value of HK$3,781,638,616 (2021: HK$3,089,570,978).
Note (b)
In June 2022, the Group entered
 into
 a future settlement contract with a counterparty, pursuant to which the Group is entitled to receive certain listed equity shares at a mutually agreed price at HK$
415,401,202
in
aggregate (the “Future Settlement Contract”)

within one year
.
 The fair value of the underlying shares as of December 31, 2022 was HK$
553,279,047
. The Future Settlement Contract was accounted for as a derivative financial asset and the net fair value changes recognized in profit or loss was HK$
137,877,845
for the year ended December 31, 2022.

15.	OTHER ASSETS
The Group maintains segregated bank accounts with corporate banks to hold clients’ monies on trust under custody for the conduct of the regulated activities. The Group has classified the clients’ monies as other assets under the assets section of the consolidated statements of financial position and recognized the corresponding amounts as clients’ monies held on trust in accounts payable (Note 20) to respective clients on the basis that it is legally liable for any possible loss or misappropriation of the clients’ monies.

16.	CASH AND BANK BALANCES AND RESTRICTED CASH

(a)	Cash and cash equivalents

	As of December 31,
	2021	2022
	HK$	HK$
Cash and cash equivalents:
—Cash on hand	595,992	1,497
—General bank accounts	525,610,116	1,078,409,838

Total cash and cash equivalents	526,206,108	1,078,411,335

Cash and cash equivalents include demand deposits at banks, earn interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default.

(b)	Restricted cash
As at December 31, 2022, restricted deposits held at banks amounted to HK$3,239,362
, which would be used to settle certain payables to vendors.

F-
6
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

17.	PROPERTY, PLANT AND EQUIPMENT

	Furniture and fixtures	Computer equipment	Total
	HK$	HK$	HK$

Cost:
At January 1, 2021 and December 31, 2021	11,090	4,184,368	4,195,458
Additions	—	12,848	12,848
Additions from acquisition of subsidiaries (Note 34)	—	138,647	138,647
Disposal of subsidiaries	(11,090)	(4,184,368)	(4,195,458)
Exchange realignment	—	411	411

At December 31, 2022	—	151,906	151,906

Accumulated depreciation:
At January 1, 2021	(10,714)	(4,073,387)	(4,084,101)
Charge for the year	(376)	(43,850)	(44,226)

At December 31, 2021 and January 1, 2022	(11,090)	(4,117,237)	(4,128,327)
Charge for the year	—	(96,115)	(96,115)
Disposal of subsidiaries	11,090	4,151,834	4,162,924
Exchange realignment	—	(310)	(310)

At December 31, 2022	—	(61,828)	(61,828)

Carrying amount:
At January 1, 2021	376	110,981	111,357

At December 31, 2021	—	67,131	67,131

At December 31, 2022	—	90,078	90,078

18.	GOODWILL

Total
HK$
Cost:
At January 1, 2021 and December 31, 2021	—
Arising from acquisition of AMTD Digital (Note 34)	58,675,041

At December 31, 2022	58,675,041

For the purpose of impairment testing, goodwill of HK$58,675,041 and intangible assets (including developed technology of HK$30,606,150 and brand name of HK$1,271,483) as of December
31,

2022 are allocated to a cash-generating unit in digital solutions and other services segment. The recoverable amount of the cash-generating unit has been determined based on value in use calculation which uses cash flow projections based on financial budgets approved by management covering

a
5-year
period, and
pre-tax
discount rate of 28.03% for the year ended December 31, 2022. Cash flows beyond the
5-year
period are extrapolated using a steady 1.5% growth rate for the year ended December 31, 2022. Other key assumptions for the value in use calculation relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin and such estimation is based on past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount of the cash-generating unit is higher than the carrying amount
 and
there is no impairment of goodwill

and related intangible assets allocated to cash-generating unit.

F-
6
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 202
2

18.	GOODWILL (CONTINUED)

Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of the cash-generating unit to exceed its recoverable amount.

19.	INTANGIBLE ASSETS

	Archived images	Developed technology	Brand names	Securities trading licenses and trading right	Total
	HK$	HK$	HK$	HK$	HK$

Net carrying amount as of January 1, 2021 and December 31, 2021	—	—	—	15,171,170	15,171,170
Acquired on acquisition of L’Officiel (Note 34(b))	3,901,193	—	720,352,596	—	724,253,789
Acquired on acquisition of AMTD Digital (Note 34(a))	—	36,191,200	1,374,576	—	37,565,776
Amortization charge during the year	—	(5,585,050)	(103,093)	—	(5,688,143)
Disposal of subsidiaries	—	—	—	(15,171,170)	(15,171,170)

Net carrying amount as of December 31, 2022	3,901,193	30,606,150	721,624,079	—	756,131,422

The intangible assets are amortized on a straight-line basis as follows:

Developed technology Brand names Archive images	7 years 20 years or indefinite useful lives Indefinite useful lives
As at January 1, 2021 and December 31, 2021, the intangible assets represented securities trading licenses and trading right with indefinite useful lives because they are expected to contribute to the net cash flows of the Group indefinitely and therefore, are not amortized. The recoverable amount of the securities trading licenses and trading right is determined by reference to the market evidence of recent transaction prices for similar licensed corporations.
As at December 31, 2022, included in the above carrying amounts of brand name of HK$720,352,596 and archived images of HK$3,901,193 are considered by management of the Group as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand name and archived images will not be amortised until its useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they
may be impaired.

F-6
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

19.	INTANGIBLE ASSETS (CONTINUED)

As at December 31, 2022, carrying amount of brand name of HK$726,375,807

and
 archived images of HK$3,901,193 are allocated to a cash-generating unit in fashion and luxury media advertising and marketing services segment. For the purpose of impairment testing, the recoverable amount of this cash-generating unit has been determined based on a value in use calculation. That calculation uses cash flow projections based on financial budgets approved by management covering a 5-year period, and pre-tax discount rate of 18.01%. Cash flows beyond the 5-year period are extrapolated using a steady 1.56% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable of the cash-generating unit is higher than the carrying amount and there is no impairment of the related intangible assets allocated to cash-generating unit. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of cash-generating unit to exceed its recoverable amount.

20.	ACCOUNTS PAYABLE

As of December 31,
2021	2022
HK$	HK$

Payables to suppliers of fashion and luxury media advertising and marketing services	—	76,778,957
Clients’ monies held on trust (Note 5(c) and Note 15)	146,283,760	—
Others	8,737,158	5,536,216

	155,020,918	82,315,173

21.	BANK BORROWINGS
A currency analysis of bank borrowings at the end of the reporting periods is as follows:

	As of December 31,
	2021	2022
	HK$	HK$
Hong Kong dollars	116,000,000	—
United States dollars	272,870,500	156,309,551
Euro	—	4,169,550

	388,870,500	160,479,101

As of December 31, 2021 and December 31, 2022, the bank borrowings were unsecured. As of December 31, 2021 and December 31, 2022, bank borrowings of
HK$
388,870,500
and HK$
156,910,059
were repayable in one year or on demand, and
nil and HK$
3,569,042
were repayable more than one year but within 5 years.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

21.	BANK BORROWINGS (CONTINUED)

As of December 31, 2021 and December 31, 2022, the Group’s aggregate banking facilities amounted to
US$
50,000,000
(equivalent to HK$
389,815,000)
,

and US$
20,068,000
and Euro
500,000
(equivalent to HK$
160,645,400

in aggregate) of which HK$
388,870,500
and HK$
160,479,101
were utilized, respectively and bore
contractual
 interest rate of 2.1% p.a. and 6.3% p.a., res
pectively.

22.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2021	2022
	HK$	HK$
Accruals and other payables	91,594,587	114,718,709
Contract liabilities (note)	630,962	17,077,186

	92,225,549	131,795,895

Note:
Contract liabilities as at December 31, 2021 include upfront fees received to deliver capital market solutions services. As at December 31, 2022, contract liabilities included upfront fees received to deliver digital solution
s
services.

As at January 1, 2021, contract liabilities amounted to HK$47,270,998. For the year ended December 31, 2022, revenue of HK$630,962 recognized was included in the contract liabilities balance at the beginning of the year (2021: HK$46,640,036).

23.	PROVISIONS

Claims from vendors
HK$
At January 1, 2021 and December 31, 2021	—
Additions from acquisition of subsidiaries (Note 34)	32,131,266
Settled during the year	(739,547)
Exchange alignment	414,124

At December 31, 2022	31,805,843

The amount represents the best estimate of the Group’s liability on the claims from vendors having taken the view of legal advice.

24.	DEFERRED TAX LIABILITIES
The movements in deferred tax liabilities during the years are as follows:

Intangible assets
HK$

At January 1, 2021 and December 31, 2021	—
Acquisitions of subsidiaries (Note 34)	27,681,459
Deferred tax credit to profit or loss during the year (Note 9)	(1,896,006)

At December 31, 2022	25,785,453

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

25.	CONVERTIBLE BOND AND DERIVATIVE FINANCIAL LIABILITY
On December 19, 2019, the Company issued 2% convertible bond with a principal amount of US$15,000,000. The bond is convertible at the option of the bondholders into class A ordinary shares at any time after six months following the date of issuance of the bond and prior to the close of business on the second business day immediately preceding the maturity date of June 30, 2023. The conversion rate is 99.44 American Depositary Shares (“ADSs”) per US$1,000 principal. The conversion rate is subject to adjustment up
on the occurrence of certain events that have an impact on the number of outstanding shares of the company. The bondholders can convert all or any portion of the bond that equals to or greater than US$10,000,000
. However, the bondholders can only exercise such right to convert no more than twice. Any convertible notes not converted, as well as the accrued interest, will be repaid on
June
30, 2023
. In January 2022, the conversion price of the
bon
d was
 adjusted to US$
8.08
per share and the convertible bond
w
ere
 converted into
1,856,436
class A
ordinary
shares. The directors of the Company considered that the

effect of the
modification of this financial liability is considered as immaterial.
On initial recognition, the derivative component of the convertible bond is measured at fair value and presented as a derivative financial liabilit
y
.
The movement of convertible bond during the years ended December 31, 2021 and 2022 are as follow
s
:

	Liability component	Derivative financial liability
	HK$	HK$
At January 1, 2021	103,278,429	12,954,313
Interest for the year	8,085,419	—
Exchange alignment	606,536	798,360

At December 31, 2021	111,970,384	13,752,673

Interest for the year	430,702	—
Fair value gain recognized in profit or loss	—	(13,347,266)
Converted into class A shares	(112,401,086)	(405,407)

At December 31, 2022	—	—

26.	SHARE CAPITAL AND TREASURY SHARES
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

As of December 31, 2022, the Company had ordinary shares outstanding comprising of 144,077,210 Class A ordinary shares and 233,526,979 Class B ordinary shares (including those repurchased), respectively. During the year
s
ended December 31, 2022 and 2020, 4,281,379 and 21,243,000 Class B ordinary shares held by the controlling shareholder were converted into Class A ordinary shares, respectively. No Class B ordinary shares were converted into Class A ordinary shares for the year ended December 31, 2021.

F-6
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 202
2

26.	SHARE CAPITAL AND TREASURY SHARES (CONTINUED)

		Numbers of shares
	Notes	Class A ordinary shares	Class B ordinary shares	Class B treasury shares
At January 1, 2020		41,084,851	204,526,628	—
Conversion of class B ordinary shares to class A ordinary shares		21,243,000	(21,243,000)	—

At December 31, 2020 and January 1, 2021		62,327,851	183,283,628	—
Repurchase of ordinary shares	(i)	—	(69,144,673)	69,144,673

As December 31, 2021		62,327,851	114,138,955	69,144,673
Issued during the year	(ii), (iii), (iv)	77,467,980	54,524,730	—
Conversion of class B ordinary shares to class A ordinary shares		4,281,379	(4,281,379)	—
Repurchase of ordinary shares	(i)	—	(36,923,963)	36,923,963

As December 31, 2022		144,077,210	127,458,343	106,068,636

Notes:
(i)
On September 30, 2021 and December 31,2022, the Company repurchased
69,144,673

and 36,923,963 ,respectively,
Class B ordinary shares from the immediate holding company, amounting to
HK$5,000,000,000 and HK$2,500,000,000.

Details on
N
ote 28.

(ii)	In January 2022, the convertible bond has been converted into 1,856,436 class A ordinary shares at the conversion price of US$8.08 per share.
(iii)
During the year ended December 31, 2022, the Company acquired a controlling stake in AMTD Digital by issuing 67,200,330 Class A and 51,253,702 Class B shares to the selling shareholders of AMTD Digital at a consideration of HK$7,756,228,581.

(iv)	In January and April 2022, the Company issued 8,411,215 Class A and 3,271,028 Class B shares to the private investors at US$4.28 per share.

27.	PERPETUAL SECURITIES
On May 14, 2020, the Company issued US$
200,000,000 (equivalent to HK$1,550,020,000) and SGD50,000,000 (equivalent to HK$272,890,845) of perpetual securities at initial distribution rate of 7.25% p.a. (the “Perpetual Securities I”) and 4.5% p.a. (the “Perpetual Securities II”) which are listed on Hong Kong Stock Exchange and Singapore Stock Exchange respectively (collectively the “Perpetual Securities”). Of which, US$38,920,000 (equivalent to HK$301,633,892) of Perpetual Securities I and SGD14,740,000 (equivalent to HK$80,448,221) of Perpetual Securities II were issued in settlement for the redemption of Perpetual Securities issued by the immediate holding company in 2017. The consideration amounting to HK$382,082,113 was settled through the current account with the immediate holding company during the year ended December 31, 2020.
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

F-6
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

27.	PERPETUAL SECURITIES (CONTINUED)

Th
e Perpetual Securities I are unsecured, have no fixed maturity date and are callable at the Company’s option in whole on May 14, 2023 (“First Reset Date”) or any Distribution Payment Date falling after the First Reset Date at their principal amounts together with any accrued, unpaid or deferred distributions. The applicable distribution rate will reset, on First Reset Date and every three years after the First Reset Date, to the sum of the initial spread of 7.011% p.a., the Treasury Rate and a step-up
margin of 5.00% p.a..
The Perpetual Securities II are unsecured, have no fixed maturity date and are callable at the Company’s option in whole on May 14, 2025, which is five years after the issue date or any Distribution Payment Date thereafter at their principal amounts together with any accrued, unpaid or deferred distributions.
On October 27, 2021, the Group has partially early redeemed Perpetual Securities II at the redemption price equal to
75% of the principal amount which amounted to
SGD11,188,000 (equivalent to HK$65,104,192
).
 A gain of HK$15,949,627
was recorded directly in the retained earnings.
The Perpetual Securities are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the Perpetual Securities. For the year ended December 31, 2021 and 2022, the profit attributable to holders of Perpetual Securities based on the applicable distribution rate, was HK$125,742,843 and HK$122,971,145, respectively, where any distribution could be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. The Company distributed HK$124,279,754 and HK$123,620,489 to the holders of perpetual securities during the year ended December 31, 2021 and 2022, respectively.

28.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions
Save as disclosed elsewhere in these consolidated financial statements, the following non-cash
transactions were recorded.
During the year ended December 31, 2020, the Group subscribed two equity linked notes for a consideration of HK$148,671,602 issued by two former subsidiaries. The underlying securities for an equity linked note were disposed by one of the former fellow subsidiaries, triggering a settlement of equity linked note for a consideration of HK$195,789,033 which was settled in 2021 through the current accounts with AMTD Group under central treasury function. The Group recognized a gain of HK$82,948,667 from this transaction.
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
During the year ended December 31, 2021, the Group disposed financial assets at fair value through profit or loss of HK$196,036,584 to a then fellow subsidiary. The Group recognized a gain related to the disposed investment of HK$5,998,446. The consideration of HK$196,036,584 was settled by way of the current accounts with AMTD Grou
p
.

F-6
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

28.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(a)	Major non-cash transactions (continued)

During
the year ended December 31, 2021, the Group purchased financial assets at fair value through profit or loss of HK$163,180,000 from the immediate holding company. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2021, the Group repurchased 69,144,673 Class B ordinary shares from AMTD Group amounting to HK$5,000,000,000. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2022, the Group repurchased 36,923,963 Class B ordinary shares from AMTD Group amounting to HK$2,500,000,000. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2022, the convertible bond was converted into 1,856,436 Class A ordinary shares.
During the year ended December 31, 2022, the Company issued 5,852,805 Class A ordinary shares to a private investor at US$4.28 per share. The consideration amounting to HK$196,592,400 was settled through the transfer of a listed equity investment to the Group.

(b)	Changes in liabilities arising from financing activities

	Margin loans payable HK$	Derivative financial liability HK$	Convertible bond HK$	Bank borrowings HK$	Total HK$
At January 1, 2020	317,722,438	20,813,810	95,995,690	—	434,531,938

Cash flow from financing activities	(330,197,734)	—	—	230,962,565	(99,235,169)
Interest expenses	12,475,296	—	7,717,348	1,317,435	21,510,079
Fair value gain recognized in profit or loss	—	(7,765,148)	—	—	(7,765,148)
Exchange alignment	—	(94,349)	(434,609)	—	(528,958)

At December 31, 2020	—	12,954,313	103,278,429	232,280,000	348,512,742

Cash flow from financing activities	—	—	—	151,263,786	151,263,786
Interest expenses	—	—	8,085,419	4,740,504	12,825,923
Exchange alignment	—	798,360	606,536	586,210	1,991,106

At December 31, 2021	—	13,752,673	111,970,384	388,870,500	514,593,557

Cash flow from financing activities	—	—	—	(239,383,150)	(239,383,150)
Interest expenses	—	—	430,702	6,298,576	6,729,278
Fair value change	—	(13,347,266)	—	—	(13,347,266)
Non-cash transactions:
Conversion of convertible bond	—	(405,407)	(112,401,086)	—	(112,806,493)
Acquisition of subsidiaries	—	—	—	4,589,759	4,589,759
Exchange alignment	—	—	—	103,416	103,416

At December 31, 2022	—	—	—	160,479,101	160,479,101

F-6
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

29.	RELATED PARTY TRANSACTIONS

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		For the year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
Capital market solutions services rendered to fellow subsidiaries	(i)	30,233,187	1,147,769	20,655

Capital market solutions services rendered to related companies controlled by a director of the Company	(i)	98,185,833	—	9,000,000

Capital market solutions services rendered to former fellow subsidiaries	(i)	—	104,300,690	—

Management fee paid to immediate holding company	(i)	150,000	150,000	137,500

Investment advisory fee paid to a fellow subsidiary	(i)	180,000	180,000	165,000

Insurance commission paid to a fellow subsidiary	(i)	105,251	58,228	—

Insurance commission received from immediate holding company	(i)	—	—	31,531

Insurance commission received from a fellow subsidiary	(i)	—	—	1,662

Digital solutions and other services income from immediate holding company	(i)	—	—	12,466,667

Fashion and luxury media advertising and marketing services from immediate holding company	(i)	—	—	22,616,160

Acquisition of investment from immediate holding company	(ii)(a)	556,161,528	163,180,000	—

Acquisition of investments from fellow subsidiaries	(ii)(b)	148,671,602	11,545,800	—

Disposal of an investment to a former fellow subsidiary	(ii)(c)	—	196,036,584	—

Administrative service fee paid to immediate holding company	(iii)	24,000,000	24,000,000	29,500,000

F-
69

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 202
2

29.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):

		For the year ended December 31,
	Notes	2020	2021	2022
		HK$	HK$	HK$
Interest income from immediate holding company	(iv)	101,159,079	116,028,045	75,991,943

Stock lending interest income from a former fellow subsidiary	(i)	—	34,740	—

Recharge from/(to) immediate holding company
—Staff costs		20,156,843	22,081,545	31,986,661
—Premises cost		14,010,263	13,964,993	11,507,635

	(iii)	34,167,106	36,046,538	43,494,296

Treasury shares repurchased from immediate holding company	28	—	5,000,000,000	2,500,000,000

Perpetual securities redeemed from a former fellow subsidiary		—	4,648,331	—

Perpetual securities redeemed from a related company		—	35,719,218	—

Acquisition of AMTD Digital from immediate holding company and fellow subsidiaries	(ii)(d)	—	—	5,793,768,692

Net changes in fair value on derivative financial asset entered into with a related party controlled by a director of the Company	(v)	321,797,949	—	—

Consideration received for disposal of investments to a related party controlled by a director of the Company	(v)	972,215,580	—	—

Consideration received for settlement of derivatives contracts with a related party controlled by a director of the Company	(v)	618,682,641	—	—

Notes:
(i)	The terms of these services were comparable to the fee and conditions offered to the major customers of the Group.
(ii)	a.
In 2020, the transaction represented the acquisition of 14.37% interest in a fellow subsidiary, AMTD Digital from AMTD Group based on fair value at the date of acquisition. In 2021, the transaction represented the acquisition of 19.9% interest in another fellow subsidiary, AMTD Assets Alpha Group, from AMTD Group based on the investee’s net asset value on the date of acquisition. The considerations were settled through the current account with AMTD Group.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

29.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):
Notes: (continued)

b.
In 2020, the transactions represented the acquisition of equity linked notes from a former fellow subsidiaries based on the fair value as of the date of acquisition. In 2021, the transaction represented the acquisition of an unlisted equity investment from a fellow subsidiary.

	c.	The transactions represented the disposal of unlisted equity investment to a related company based on the fair value as of the date of disposal. The gain on disposal amounted to HK$5,998,446.

	d.	In 2022, the Group acquried 82.7% interest in AMTD Digital from the immediate holding company and fellow subsidiaries at a consideration of approximately US$993 million. Details refer to Note 34 (a).

(iii)
The staff costs and premises cost was recharged by the immediate holding company based on actual usage. Starting from July 2022, the immediate holding company charged a fixed service fee of HK$9,000,000 (HK$6,000,000 prior to July 2022) per quarter for other administrative expenses.

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

(i)
Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. On August 5, 2019 and July 15, 2022, the Group and its subsidiary entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As of December 31, 2021 and 2022, the net balance between the Group and the immediate holding company was an amount due from immediate holding company of HK$2,144,975,230 and HK$2,239,358,702 respectively, which bears interest at 2% per annum and are unsecured and repayable on demand. The Group did not have any outstanding balances with its fellow subsidiaries. For the years ended December 31, 2020, 2021 and 2022, there was no provision for credit loss on amounts due from immediate holding company.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

29.	RELATED PARTY TRANSACTIONS (CONTINUED)

(C)	Compensation of key management personnel of the Group:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$

Short-term employee benefits	32,692,568	22,426,846	33,320,024
Other long-term benefit	54,745	55,200	99,750

	32,747,313	22,482,046	33,419,774

30.	FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows:
As of December
 31, 2021
Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	Mandatorily required to be measured at fair value
	HK$	HK$	HK$
Accounts receivable	—	86,514,680	86,514,680
Financial assets included in prepayments, deposits and other receivables	—	1,196,110	1,196,110
Due from immediate holding company	—	2,144,975,230	2,144,975,230
Financial assets at fair value through profit or loss	2,786,027,085	—	2,786,027,085
Derivative financial asset s	969,894,519	—	969,894,519
Other assets	—	136,065,738	136,065,738
Cash and bank balances	—	526,206,108	526,206,108

	3,755,921,604	2,894,957,866	6,650,879,470

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	HK$	HK$	HK$
Accounts payable	—	155,020,918	155,020,918
Financial liabilities included in other payables and accruals	—	72,107,680	72,107,680
Bank borrowings	—	388,870,500	388,870,500
Derivative financial liability	13,752,673	—	13,752,673
Convertible bond	—	111,970,384	111,970,384

	13,752,673	727,969,482	741,722,155

F-
7
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

30.	FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)
The carrying amounts of each of the categories of financial instruments as of the end of the reporting period are as follows (continued):

As of December 31, 2022
Financial assets

	Financial assets at fair value through profit or loss	Financial assets at amortized cost	Total
	Mandatorily required to be measured at fair value
	HK$	HK$	HK$
Accounts receivable	—	187,673,616	187,673,616
Financial assets included in prepayments, deposits and other receivables	—	954,518,603	954,518,603
Due from immediate holding company	—	2,239,358,702	2,239,358,702
Financial assets at fair value through profit or loss	1,523,195,334	—	1,523,195,334
Derivative financial assets	1,443,134,162	—	1,443,134,162
Other assets	—	9,620,468	9,620,468
Restricted cash	—	3,239,362	3,239,362
Cash and bank balances	—	1,078,411,335	1,078,411,335

	2,966,329,496	4,472,822,086	7,439,151,582

Financial liabilities

	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
	HK$	HK$	HK$
Accounts payable	—	82,315,173	82,315,173
Financial liabilities included in other payables and accruals	—	102,788,191	102,788,191
Bank borrowings	—	160,479,101	160,479,101

	—	345,582,465	345,582,465

F-7
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	Carrying amounts		Fair values
	As of December 31,		As of December 31,
	2021	2022	2021	2022
	HK$	HK$	HK$	HK$
Financial assets
Financial assets at fair value through profit or loss	2,786,027,085	1,523,195,334	2,786,027,085	1,523,195,334
Derivative financial asset s	969,894,519	1,443,134,162	968,386,750	1,443,214,318

	3,755,921,604	2,966,329,496	3,754,413,835	2,966,409,652

Financial liabilities
Derivative financial liability	13,752,673	—	13,752,673	—

Management has assessed that the fair values of cash and bank balances, restricted cash, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, other assets, accounts payable, financial liabilities included in other payables and accruals, bank borrowings and convertible bond, approximate to their carrying amounts largely due to the short-term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates.
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
As of December 31, 2021 and 2022, the fair values of listed equity investments, including the stock loan, were based on quoted market prices.
The valuation methodologies for material unlisted equity securities and movie income right investments are set out in Note 3 to the consolidated financial statements.
The fair value of the derivative financial assets in relation to the Agreements was estimated using the MCS and was determined based on significant observable and unobservable inputs including the current stock price, dividend yield, risk-free rate, volatility of the underlying equity securities and the credit rating of the counterparty on the valuation date. MCS is a financial model that is commonly used to simulate variables that are highly unpredictable. The valuations performed using the MCS require management to estimate the volatility of the underlying equity securities and the credit rating of the counterparty and hence the valuations are subject to estimation uncertainty. The Group classifies the fair value of derivative financial assets in relation to the Agreement as Level 3. The management believed that the estimated fair values resulting from the valuation technique were reasonable. The accounting policy of the day 1 profit or loss arising from the difference between the transaction price and the fair value upon initial recognition is disclosed in Note 2.4 to the consolidated financial statements.

F-7
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value of the conversion option embedded in the convertible bond is calculated based on the difference of the fair value of convertible bond as a whole using binomial method, and the fair value of the loan using the discounted cash flow method. The valuation of the fair value of convertible bond as a whole requires the Group to determine credit spread, discount rate, liquidity spread and volatility.
Below is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2021:

	Valuation technique	Significant unobservable input	Range or estimate	Sensitivity of value to the input
Unlisted equity investment Investment D	Multiple/ EVA	Equity volatility	75.29%	5% increase/decrease in volatility results in decrease/increase in fair value by 0%/ 0%
		Median Forward P/E multiple of peers	2.10	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 0%/1.9%
Unlisted equity investment Investment E	Multiple/ EVA	Equity volatility	48.52%	5% increase/decrease in volatility results in decrease/increase in fair value by 1.3%/1.3%
		Median Forward P/E multiple of peers	18.97	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 4.2%/4.3%
Unlisted equity investment Investment F	Multiple/ EVA	Average P/E multiple of peers	61.29	5% increase/decrease in P/E multiple results in increase/decrease in fair value by 5.0%/5.0%
		Discount of lack of marketability	45%	5% increase/decrease in discount of lack of marketability results in decrease/increase in fair value by 4.1%/4.1%
Unlisted equity investment Investment H	Net asset value method	Net asset value	Note (a)	5% increase/decrease in net asset value results in increase/decrease in fair value by 5.0%/5.0%
Derivative financial assets in relation to the Agreements	MCS	Volatility of Underlying Assets	35.95%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.06%
Derivative financial liability	Binomial option pricing model	Volatility	46.21%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.07%/0.13%
		Discount rate	12.52%	5% increase/decrease in discount rate results in decrease/increase in fair value by 0.70%/0.71%

F-7
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Below
is summary of significant unobservable inputs to valuation of financial instruments together with a quantitative sensitivity analysis as of December 31, 2022:

	Valuation technique	Significant unobservable input	Range or estimate	Sensitivity of value to the input
Unlisted equity investment Investment H	Net asset value method	Net asset value	Note (a)	5% increase/decrease in net asset value results in increase/decrease in fair value by 5.0%/5.0%

Unlisted equity investment Investment I	Multiple/EVA	Equity volatility	69.60%	5% increase/decrease in volatility results in decrease/increase in fair value by 0.0%/0.0%

Movie income right investments	Income approach	Discount rate	10.40%-12.59%	5% increase/decrease in the discount rate results in decrease/increase in fair value by 5.0%/5.0%

Derivative financial assets in relation to the Agreements	MCS	Volatility of Underlying Assets	49.78%	5% increase/decrease in volatility results in increase/decrease in fair value by 0.1%/0.1%
Note:
(a)
The fair value is derived from the net asset value of Investment H that is mostly attributable from its underlying property investments with their fair value being measured by income approach. The directors of the Company considered that remaining assets or liabilities in Investment H are not significant to the amount of overall investment and approximated to their fair value.

F-7
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value Hierarchy
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:
Assets measured at fair value
:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As of December 31, 2021
Financial assets at fair value through profit or loss	1,055,407,260	21,525,064	1,709,094,761	2,786,027,085
Derivative financial asset	—	—	969,894,519	969,894,519

	1,055,407,260	21,525,064	2,678,989,280	3,755,921,604

As of December 31, 2022
Financial assets at fair value through profit or loss	861,455,286	33,804,838	627,935,210	1,523,195,334
Derivative financial assets	—	137,877,845	1,305,256,317	1,443,134,162

	861,455,286	171,682,683	1,933,191,527	2,966,329,496

Liability measured at fair value
:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	HK$	HK$	HK$	HK$
As of December 31, 2021
Derivative financial liabilities	—	—	13,752,673	13,752,673

During the year ended December 31, 2021, the valuation technique for the fair value of Investment F has been changed due to the lack of recent transaction pric
e. Upon the completion of acquisition of majority stake of AMTD Digital in 2022, t he original investment in AMTD Digital was
derecognized
 upon the consolidation of AMTD Digital. During the year ended December 31, 2021 and 2022, there were no transfers of fair value measurements between Level 1 and Level 2. Transfers between levels of the fair value hierarchy are deemed to occur at the end of each reporting period.

F-7
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The movements in fair value measurements within Level 3 during the years are as follow:

	For the year ended December 31,
	2020	2021	2022
	HK$	HK$	HK$
Financial assets at fair value through profit or loss:
At January 1,	322,697,916	299,855,685	1,709,094,761
Addition	—	163,180,000	169,303,189
Disposal	—	(196,036,584)	(354,050,259)
Transfer (Note 3)	—	1,120,244,487	11,630,000
Derecognition (Note 34(a))	—	—	(1,271,643,878)
Receipt of investment return	—	—	(20,899,338)
Total (losses) gains in profit or loss	(22,842,231)	321,851,173	384,500,735

At December 31,	299,855,685	1,709,094,761	627,935,210

The total profits for the year included an unrealized gain of HK$216,520,744 relating to level 3 financial assets at FVTPL that are measured at fair value held as at December 31, 202
2
 (Unrealized gain of HK$321,851,173
and unrealized loss of HK$22,842,231 as at December 31, 2021 and 2020, respectively). Fair value gains or losses on financial assets at FVTPL are included in the “Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets)” line item.

Included in the total (losses) gains in profit or loss for the year ended December 31, 2022 is HK$168,063,704 relating to gain from disposal of financial assets at fair value through profit or loss.

	For the year ended December 31,
	2021	2022
	HK$	HK$
Derivative financial assets in relation to the Agreements (Note 14):
At January 1,	1,023,902,566	969,894,519
Recognition of day 1 profit or loss deferred on inception of contract, renegotiation and extension	14,591,113	15,588,500
Net fair value gains recognized in profit or loss	(68,599,160)	331,293,928
Gain related to disposed investment	—	3,786,355
Partial settlement	—	(15,306,985)

At December 31,	969,894,519	1,305,256,317

	For the year ended December 31,
	2021	2022
	HK$	HK$

Derivative financial liability (Note 25):
At January 1,	12,954,313	13,752,673
Net fair value changes recognized in profit or loss	798,360	(13,347,266)
Converted into class A shares	—	(405,407)

At December 31,	13,752,673	—

F-7
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Group has various financial assets and liabilities such as financial assets at fair value through profit or loss, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, other assets, restricted cash and cash and bank balances, accounts payable, financial liabilities included in other payables and accruals, bank borrowings, convertible bond and derivative financial liability which primarily arise directly from its operations.
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
At December 31, 2021 and 2022, if there had been a 5% increase/decrease in the equity price of listed equity shares, included in financial assets at fair value through profit or loss, with all other variables held constant, the Group’s profit before tax would have been approximately HK$52,770,000 and HK$43,073,000 higher/lower.
At December 31, 2021 and 2022, if there had been a 5% increase/decrease in the equity price of unlisted equity shares
,
 included in financial assets at fair value through profit or loss, with all other variables held constant, the Group’s profit before tax would have been approximately HK$86,531,000 and HK$27,922,000 higher/lower.
The Group had concentration risk in its strategic investments segment as 81% (2021:
100%)
 of
listed equity shares at December 31, 2021 and 2022 were investments in listed equity shares in Investment A, and

0%
 (2021: 65%) and 97% (2021: 28%) of unlisted equity shares at December 31, 2021 and 2022 were investments in Investment F and Investment H, respectively.
On April 1, 2019, the Group entered Agreements with the counterparty in relation to the movement of the share price of the entirety of the Underlying Assets to reduce the Group’s exposure the changes in fair value of financial assets. The Agreements were modified and renewed several times as disclosed in Note 14. The derivative financial asset is initially recognized at fair value and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair value of derivative financial asset are taken directly to profit or loss. During the year ended December 31, 2021 and 2022, changes in the fair value of the derivative financial asset of HK$54,008,047 and HK$484,760,273, were charged to profit or loss.
Foreign currency risk
Certain transactions of the Group are denominated in foreign currencies which are different from the functional currency of group entities, and therefore the Group is exposed to foreign currency risk. The Group currently does not have a foreign currency hedging policy. However, management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise. As HK$ is currently pegged to United States dollars (“US$”), management considers that there is no significant foreign currency risk arising from the Group’s monetary assets and the liability denominated in US$.

F-
79

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Foreign currency risk (continued)

The Group’s key currency risk exposure primarily arises from accounts receivable, payable and bank balances denominated in other currencies. As of December 2021 and 2022, the Group had no significant exposure to foreign currency risk. Consequently, no sensitivity analysis has been performed and disclosed.
Interest rate risk
The Group is exposed to fair value interest rate risk in relation to fixed-rate amount due from immediate holding company, convertible bond and bank borrowings. The Group cash flow interest rate risk is mainly concentrated on the fluctuation of interest rates on bank balance, and US$ denominated bank borrowings based on Wall Street Journal prime rate. The Group is also exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable-rate bank borrowings. The Group aims at keeping borrowings at variable rates. The Group manages its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook. The management will review the proportion of borrowings in fixed and floating rates and ensure they are within reasonable range.
No sensitivity analysis has been presented for variable rate bank balances and variable rate bank borrowings as the bank deposit and bank borrowings as the cash flow interest rate risk
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
The Group has credit risk exposure in relation the Agreements entered into with a counterparty amounting to HK$969,894,519 and HK$1,305,256,317 as of December 31, 2021 and 2022, respectively (Note 14). As of December 31, 2021 and 2022, the market value of listed securities pledged to the Group in relation to the
A
greements amounted to approximately
HK$3,089,570,978 and HK$3,781,638,616, respectively (Note

14).
The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group’s maximum exposure to credit risk.
Other than accounts receivable mentioned in Note 11, the credit risk on liquid funds is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on amounts from immediate holding company and other receivables are not significant after considering counterparties’ financial background and creditability. Therefore, the directors of the Company concluded that no ECL impairment is recognized as the amount is not material.

F-
8
0

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

Maximum exposure and staging as of December 31, 2021 and 2022
As of December 31, 2021

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	21,545,865	—	—	64,968,815	86,514,680
Financial assets included in prepayments, deposits and other receivables
—Normal**	1,196,110	—	—	—	1,196,110
Due from immediate holding company
—Normal**	2,144,975,230	—	—	—	2,144,975,230
Other assets
— Not yet past due	136,065,738	—	—	—	136,065,738
Cash and bank balances
— Not yet past due	526,206,108	—	—	—	526,206,108

	2,829,989,051	—	—	64,968,815	2,894,957,866

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

F-
8
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Maximum exposure and staging as of December 31, 2021 and 2022 (continued)

As of December 31, 2022

	12-month ECLs	Lifetime ECLs
	Stage 1 HK$	Stage 2 HK$	Stage 3 HK$	Simplified approach HK$	HK$
Accounts receivable*	—	—	—	187,673,616	187,673,616
Financial assets included in prepayments, deposits and other receivables
—Normal**	954,518,603	—	—	—	954,518,603
Due from immediate holding company
—Normal**	2,239,358,702	—	—	—	2,239,358,702
Other assets
— Not yet past due	9,620,468	—	—	—	9,620,468
Restricted cash
— Not yet past due	3,239,362	—	—	—	3,239,362
Cash and bank balances
— Not yet past due	1,078,411,335	—	—	—	1,078,411,335

	4,285,148,470	—	—	187,673,616	4,472,822,086

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

F-
8
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

32.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)
Liquidity risk (continued)

The following tables detail the Group’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay.

	As of December 31, 2021
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	155,020,918	—	—	155,020,918
Bank borrowings	2.1%	390,926,836	2,631,251	—	393,558,087
Financial liabilities included in other payables and accruals	N/A	72,107,680	—	—	72,107,680
Convertible bond	7.8%	—	—	125,319,026	125,319,026

		618,055,434	2,631,251	125,319,026	746,005,711

	As of December 31, 2022
	Weighted average interest rate	On demand or less than 3 months	3 months to 1 year	1 to 5 years	Total
	%	HK$	HK$	HK$	HK$
Accounts payable	N/A	82,315,173	—	—	82,315,173
Bank borrowings	6.3%	158,011,249	622,237	3,614,825	162,248,311
Financial liabilities included in other payables and accruals	N/A	102,788,191	—	—	102,788,191

		343,114,613	622,237	3,614,825	347,351,675

Capital risk management
The Group manages its capital to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through the optimisation of the debt and equity balance.
The capital structure of the Group consists of debt which includes bank borrowings and equity attributable to equity holders of the Company, comprising share capital, treasury shares,
retained profits, capital reserve and perpetual securities, as disclosed in consolidated statements of changes in equity.
There were no changes on the Group’s approach to capital risk management during the years ended December 31, 2021 and 2022.

33.	SHARE-BASED COMPENSATION
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

F-8
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

33.	SHARE-BASED COMPENSATION (CONTINUED)
AMTD SpiderMan Share Incentive Plan (continued)

after the effective date of the 2019 Plan, will automatically increase to the number of shares that is equal to ten percent (10%) of the total issued and outstanding share capital of the Group as of December 31 of the preceding year. In addition, on January 1 of each year after the effective date of the 2019 Plan, the aggregate number of shares that may be issued under the 2019 Plan will automatically increase by the number of shares representing 1.0% of the total issued and outstanding share capital of the Group as of December 31 of the preceding year, or such less number as the board of directors may determine. As of the date of this annual report, no awards have been granted under the 2019 Plan.
Share-based compensation of AMTD Digital
On August 3, 2020, AMTD Digital granted 38,710 shares of Class A ordinary shares, which has a vesting period of 3 years, to an employee of AMTD Digital. The grant date fair value of the Class A ordinary shares of AMTD Digital is determined based on recent transaction price of equity share of AMTD Digital.
On July 31, 2021, AMTD Digital granted 17,540 restricted shares units of Class A ordinary shares of AMTD Digital (“RSUs”) to an employee of AMTD Digital. The RSUs granted have a vesting period of three years of employment services with the first one-third vesting on the first anniversary from grant date, and the remaining two third vesting on an annual basis over a two-year period ending on the third anniversary of the grant date. The grant date fair value of the RSUs is determined based on recent transaction price of the equity share of AMTD Digital.
The non-vested shares and RSUs are not transferable and may not be sold or pledged and the holder has no voting or dividend right. In the event a non-vested shareholder’s employment for AMTD Digital is terminated for any reason prior to the third anniversary of the grant date, the holder’s right to the non-vested shares and RSUs will terminate effectively. The outstanding non-vested shares and RSUs shall be forfeited and automatically transferred to and reacquired by AMTD Digital without any consideration.

The aggregate fair value of the restricted shares and RSUs at grant date was HK$
5,743,340
for the year ended December 31, 2022.
5,847 RSUs were vested during the year ended December 31, 2022.
The share-based payment expense amounted to HK$1,595,372

was recognized in the consolidated financial statements during the year ended December 31, 2022.
As of December 31, 2022, there was HK$
1,788,809
 unrecognized compensation cost related to non-vested shares and RSUs of AMTD Digital which is expected to be recognized over a weighted average vesting period of
1.1
 years
.

34.	ACQUISITIONS OF SUBSIDIARIES
(a) Acquisition of AMTD Digital
During the year ended December 31, 2
022, the Company acquired an 82.7% shareholding of AMTD Digital by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital at a consideration of approximately US$993 million, which was based on the agreed share price of US$8.38 per share of the Company. The transaction was completed and AMTD Digital became a consolidated subsidiary of the Company since March 1, 2022 based on business combination under common control using predecessor accounting prospectively. The original 14.4%
equity interest in AMTD Digital, accounted for as financial assets at fair value through profit or loss, was derecognized upon consolidation of AMTD Digital. The

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(a) Acquisition of AMTD Digital (continued)

difference

between the consideration and the net asset value of AMTD Digital, amounting to approximately
HK$6,049 million, was recorded in capital reserve within the statement of changes in equity.
Consideration transferred

HK$
Fair value of previously held equity interest	1,271,643,878
Ordinary shares of the Company	7,756,228,581

9,027,872,459

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2022.
Assets acquired and liabilities recognized at the date of acquisition

HK$
Intangible assets	37,565,776
Goodwill	58,675,041
Property, plant and equipment	138,647
Other assets	13,695,802
Cash and bank balances	101,977,036
Accounts receivable	58,752,389
Prepayments, deposits and other receivables	278,018,221
Due from immediate holding company	2,484,684,809
Financial assets at fair value through profit or loss	165,643,411
Account s payable	(8,739,902)
Other payables and accruals	(67,568,783)
Tax payable	(28,213,719)
Deferred tax liabilities	(5,953,845)

Total identifiable net assets	3,088,674,883

Reserve arising on acquisition:

HK$
Consideration transferred	9,027,872,459
Plus: non-controlling interests of AMTD Digital (2.91%) (note)	89,294,338
Plus: non-controlling interests of AMTD Digital’s subsidiaries	20,848,000
Less: recognized amounts of net assets acquired	(3,088,674,883)

6,049,339,914

Note: The
non-controlling
interests recognized at the acquisition date were measured by reference to the non-controlling
interests proportionate share of the recognized amounts of acquiree’s identifiable net assets which is at carrying amounts under predecessor accounting.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(a) Acquisition of AMTD Digital (continued)
Assets acquired and liabilities recognized at the date of acquisition (continued)

Net cash inflow on acquisition of AMTD Digital

HK$
Cash consideration paid	—
Add: cash and cash equivalent balances acquired	101,977,036

101,977,036

Impact of acquisition of AMTD Digital on the results of the Group
Revenue for the year includes HK$298.0
million generated from AMTD Digital from March 1, 2022 to December 31, 2022. Included in the profit for the year is HK$250.5
million segmental result attributable to the additional business generated by AMTD Digital from March 1, 2022 to December 31, 2022.
Had the acquisition of AMTD Digital been completed on January 1, 2022, revenue for the year of the Group would have been HK$1,252.4 million, and the profit for the year would have been HK$1,130.8 million. The pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2022, nor is it intended to be a projection of future results.
(b) Acquisition of L’Officiel
During the year ended December 31, 2
022, the Company acquired 100% equity interest of L’Officiel. The consideration of the acquisition amounting to HK$492,824,872 was paid by immediate holding company on behalf of the Group which was subsequently settled through the current account with the immediate holding company during the year ended December 31, 2022. The transaction was completed and L’Officiel became a consolidated subsidiary of the Company since May 1, 2022 using acquisition accounting. As of end of the reporting period, the initial recognition and measurement of intangible assets acquired has not been completed. Accordingly, the purchase price allocation and accounting of the acquisition is not complete and on a provisional basis. Those provisional amounts may be adjusted during the measurement period or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.
Consideration transferred

HK$
Consideration settled by amount due from immediate holding company	492,824,872

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2022.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(b) Acquisition of L’Officiel (continued)

Assets acquired and liabilities recognized at the date of acquisition

HK$

Intangible assets	724,253,789
Restricted cash	3,746,823
Cash and bank balances	1,935,822
Accounts receivables	14,555,302
Prepayments, deposits and other receivables	21,537,765
Accounts payable	(90,183,339)
Other payables and accruals	(86,606,246)
Provisions	(32,131,266)
Bank borrowings	(4,589,759)
Deferred tax liabilities	(21,727,614)

Total identifiable net assets at fair value	530,791,277

The gross contractual amounts of accounts receivable and other receivables as at the date of acquisition amounted to HK$14,555,302 and HK$19,557,396, respectively. No accounts receivable and other receivables were expected to be uncollectible.
Gain arising on acquisition:

HK$
Recognized amounts of net assets acquired	530,791,277
Less: Consideration transferred	(492,824,872)

37,966,405

Bargain purchase gain amounting to HK$37,966,405

on acquisition of L’Officiel is recognized in profit or loss within the other gain line item in the consolidated statements of profit or loss and other comprehensive income. The transaction resulted in a bargain purchase gain, reflecting the financial and operating conditions of the acquiree at the time of acquisition.
Net cash inflow on acquisition of L’Officiel

HK$
Cash consideration paid	—
Add: cash and cash equivalent balances acquired	1,935,822

1,935,822

Impact of acquisition of L’Officiel on the results of the Group
Revenue for the year includes HK$59.7
million generated from L’Officiel from May 1, 2022 to December 31, 2022. Included in the profit for the year is HK$
21.3

million segmental result attributable to the additional business generated by L’Officiel from May 1, 2022 to December 31, 2022.
Had the acquisition of L’Officiel been completed on January 1, 2022, revenue for the year of the Group would have been HK$
1,391.1
million, and the profit for the year would have been HK$
1,269.4
million. The

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

34.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(b) Acquisition of L’Officiel (continued)
Assets acquired and liabilities recognized at the date of acquisition (continued)

pro forma information is for illustrative purposes only and is not necessarily an indication of revenue and results of operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2022, nor is it intended to be a projection of future results.

35.	PENDING LITIGATION
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Any situation will be reviewed in conjunction with the Group’s legal advisors. The Group does not believe that any currently pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

36.	SUBSEQUENT EVENTS
On August 16, 2022, the Group entered into certain agreements with the immediate holding company of the Group, pursuant to which AMTD Group will inject into the Group
100
%
of the equity interest in AMTD Assets Group (“AMTD Assets”), which holds a global portfolio of premium whole building properties, with a fair market value of approximately
US$
500
 million. After deducting the outstanding liabilities associated with the properties, the net purchase consideration amounted to US$

 million, which will be settled by the issuance of
30,875,576
newly issued Class B ordinary shares of the Company at US$8.68 per share. The transaction has been completed in February 2023 and the Group will adopt the principle of pooling of interest method. The Company is in the process of concluding the assets acquired and liabilities assumed and therefore such information has not been included in these consolidated financial statements.
The Company entered into share subscription agreements with certain selected investors on April 19, 2023. The investors agreed to subscribe for and purchase from the Company a total of 90,000,000 newly issued Class A ordinary shares of Company with total proceeds of US$93.6 million.

37.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorised for issue by the Board of Directors on
April 21
, 2023.

F-8
8