Form 20-F
period 2023-12-31
AMTD IDEA GROUP
filed 2024-05-13
CIK 1769731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
66 rue Jean-Jacques
Rousseau
75001 Paris
France
(Address of Principal Executive Offices)
Feridun Hamdullahpur,
Chairman of Executive Management Committee and Board of Directors
66 rue Jean-Jacques
Rousseau
75001 Paris
France
Telephone: +
33
(0)
1 4236 4597
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing six Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	AMTD	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.
Securities registered or to be registered pursuant to Section 12 (g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 242,765,736 Class A ordinary shares, par value US$0.0001 per share, and 233,526,979 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2
of the Exchange Act). ☐ Yes ☒ No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Our Corporate Structure

AMTD IDEA Group is a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Europe, the United Kingdom, the United States, and Asia. Investors in the ADSs thus are purchasing equity interest in a Cayman Islands holding company that has no substantive operations. As a holding company, AMTD IDEA Group may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. For a detailed description, see “Part I—Our Corporate Structure.”

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United Kingdom, the United States, and Asia and maintain our bank accounts and balances primarily in licensed banks in major cities of our operations. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances. In 2023, a total of US$0.2 million was transferred in the form of cash advances from our subsidiaries to our Cayman Islands holding company and a total of US$93.0 million was transferred from our Cayman Islands holding company to our subsidiaries. No other transfer of assets was made between our holding company and subsidiaries in 2023, except for the transfer of AMTD Assets from AMTD Group to us and our subsequent injection of AMTD Assets into AMTD Digital in February 2023, and we intend to settle amounts owed between our Cayman Islands holding company and our subsidiaries to the extent required by our business operations. No dividends or distributions were made by a subsidiary to our holding company in the past, and no dividends or distributions are intended to be made by a subsidiary to our holding company in the near future. Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividends or distributions are intended to be made by our Cayman Islands holding company in the near future. See “Part I—Cash Transfers and Dividend Distribution.”

Frequently Used Terms

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•	“ADSs” refers to our American depositary shares, each of which represents six Class A ordinary shares;

•

“AMTD,” “we,” “us,” or “our company” refers, prior to the restructuring which was completed in April 2019, to capital market solutions, and strategic investment businesses and, after the completion of the restructuring, to AMTD IDEA Group (formerly known as AMTD International Inc.), a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“AMTD Assets” refers to AMTD Assets Group, a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“AMTD Digital” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries;

•	“AMTD Group” or “Controlling Shareholder” refers to AMTD Group Inc. (formerly known as AMTD Group Company Limited), a British Virgin Islands company;

•	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

•	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

•	“France” refers to French Republic;

•	“L’Officiel” refers to L’Officiel Inc. SAS, a company incorporated and headquartered in France, and its subsidiaries;

•	“SG$” refers to the legal currency of Singapore;

•	“SEC” refers to the United States Securities and Exchange Commission;

•	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

•	“The Art Newspaper” refers to The Art Newspaper SA, a company incorporated in Switzerland, and its subsidiaries; and

•	“US$” or “U.S. dollars” refers to the legal currency of the United States.

Presentation of Financial Data

We changed our basis of accounting from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, to U.S. Generally Accepted Accounting Principles, or U.S. GAAP, in early 2024. Our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 and as of December 31, 2021, 2022 and 2023 included elsewhere in this annual report have been prepared in accordance with U.S. GAAP.

Rounding and Currency

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding. Our reporting currency is United States dollars.

We have elected to change the presentation currency in our financial statements from HK$ to US$ which better reflects the economic footprint of our international business. We believe that the presentation currency change will give investors and other stakeholders a clearer understanding of our performance over time. The change in presentation currency is a voluntary change. We have applied the change of presentation currency retrospectively to our historical results of operations and financial statements included in this annual report.

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

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition, and results of operations;

•	the trends in, expected growth and market size of our industries;

•	expected changes in our revenues, costs or expenditures;

•	our expectations regarding demand for and market acceptance of our products and services;

•	competition in our industries;

•	our proposed use of proceeds;

•	government policies and regulations relating to our industries;

•	fluctuations in general economic and business conditions in regions where we operate, and;

•	assumptions underlying or related to any of the foregoing.

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

PART I

Our Corporate Structure

AMTD IDEA Group is a Cayman Islands holding company. Our operations are primarily conducted by our operating subsidiaries in Europe, the United Kingdom, the United States, and Asia. Investors in the ADSs thus are purchasing equity interest in a Cayman Islands holding company that has no substantive operations. As a holding company, AMTD IDEA Group may rely on dividends from our subsidiaries for cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to AMTD IDEA Group may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, our strategic investment business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all, all of which may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders.

The following diagram generally illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report. For details, see “Item 4. Information on the Company—C. Organizational Structure.”

Notes:

(1)	Our shareholders include (i) key holder of our ordinary shares such as AMTD Group, and (ii) public investors.

(2)	The other shareholders of AMTD Digital mainly include third party investors and public investors.

(3)

The above organizational chart is evolving based on the dynamics of our overall businesses and acquisitive approaches. There could be updates or latest changes that are not reflective on the chart above which are subject to certain filing procedures and/or registrar update in process as of the date of this annual report.

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

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United Kingdom, the United States, and Asia and maintain our bank accounts and balances primarily in licensed banks in major cities for our operations. Out of our total bank balances of US$120.2 million as of December 31, 2023, if needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries.

The following table sets forth the material cash transfers in the form of cash advances in both directions that occurred between our Cayman Islands holding company and our subsidiaries in 2023.

Subsidiaries	To Holding Company US$ (in million)	From Holding Company US$ (in million)
AMTD Digital Inc.	0.2	93.0

No other transfer of assets was made between our holding company and subsidiaries in 2023, except for the transfer of AMTD Assets from AMTD Group to us and our subsequent injection of AMTD Assets into AMTD Digital in February 2023.

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

AMTD IDEA Group is a holding company incorporated as an exempted company with limited liability under the Cayman Islands law, and our ability to pay dividends depends upon dividends paid by our subsidiaries. The ability of our subsidiaries to pay dividends to us may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. One of our subsidiaries AMTD Risk Solutions Group Limited, a licensed insurance intermediary under the Insurance Ordinance (Cap. 41) of Hong Kong, is subject to minimum paid-up capital requirements under the applicable rules.

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividend or distribution is intended to be made by our Cayman Islands holding company in the near future. U.S. investors will not be subject to Cayman Islands taxation and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations— Dividends.”

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

Summary of Risk Factors

An investment in the ADSs involves significant risks. Below is a summary of material risks that we face, organized under the headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industries

•

We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

•	Unfavorable financial markets and economic conditions in Asia and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations.

•	We face significant competition in all aspects of our business.

•	Our businesses depend on key management executives and professional staff, and our business may suffer if we are unable to recruit and retain them.

•

Our brands and reputation are our key assets. Any negative publicity with respect to us, our founder, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

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

•

Our subsidiary AMTD Digital operates in the emerging, dynamic, and competitive digital media and entertainment industry, which makes it difficult for investors to evaluate its future prospects, and we cannot assure you that its current or future strategies will be successfully implemented or will generate sustainable profit.

•

Our subsidiaries L’Officiel and The Art Newspaper operate in a highly competitive advertising and marketing and promotional industry and face significant competition for advertising spending from operators of new and traditional advertising channels. If L’Officiel or The Art Newspaper cannot compete successfully, our results of operations would be materially and adversely affected.

•

Our success depends on our ability to anticipate trends and respond to changing consumer preferences for fashion, arts and entertainment content, which impact demand for our content, products and services and the profitability of our businesses.

•	The film and entertainment industries are highly competitive.

•	Industry changes in the film and entertainment industries may have a negative impact on our operations.

•	The hospitality market is highly competitive, and our subsidiary AMTD Assets may be unable to compete successfully with its current or future competitors.

•	Our hospitality services are subject to the business, financial, and operating risks inherent to the hospitality industry, any of which could reduce our revenue and limit opportunities for growth.

•

We are subject to extensive and evolving regulatory requirements, non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by the regulatory authorities or government agencies.

•	Our revenue and profits are highly volatile, and fluctuate significantly, which may result in volatility of the price of the ADSs or our Class A ordinary shares.

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

•

Our agreements with our Controlling Shareholder or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.

•

We may have conflicts of interest with our Controlling Shareholder or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

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

Risks Relating to Our Business and Industries

We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

We have a relatively short operating history for capital market and digital solutions businesses compared to our globally established competitors. We expanded into fashion, arts and luxury media advertising and marketing services after our acquisition of L’Officiel and The Art Newspaper in 2022 and 2023, respectively. We also assumed hotel operations, hospitality and VIP services after our acquisition of AMTD Assets in 2023. Certain of our business initiatives and expansion may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes, new markets and new challenges.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the various industries in which we operate and our relatively short operating history in these industries. These risks and challenges include our ability to, among other things:

•	build and maintain a well-recognized and respected brand;

•	establish and expand our client base;

•	maintain and enhance our relationships with our business partners;

•	attract, retain, and motivate talented employees;

•	anticipate and adapt to changing market conditions and competitive landscape;

•	manage our future growth and business and geographic expansion;

•	ensure that the performance of our products and services meets client expectations;

•	maintain or improve our operational efficiency;

•	navigate a complex and evolving regulatory environment;

•	defend ourselves in any legal or regulatory actions against us;

•	enhance our technology infrastructure and maintain the security of our system and the confidentiality of the information provided and utilized across our system;

•	identify operational system or infrastructure inefficiency or those of third parties, avoid and remedy operating errors as a result of human or system errors or other misconduct;

•	identify and address conflicts of interest;

•	manage our strategic investments (including monitoring of market risks and operating performance of our investments and derivatives); and

•	identify, account for and appropriately manage our related party transactions.

If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

As our business develops and as we respond to competition, we may continue to assume new businesses, introduce new product and service offerings, make adjustments to our existing product and service offerings, or make adjustments to our business operations in general. Any significant change to our business operation or model that does not achieve expected results could materially and adversely affect our financial condition and results of operations. It is therefore difficult to effectively assess our future prospects.

Unfavorable financial markets and economic conditions in Asia and elsewhere in the world could materially and adversely affect our business, financial condition, and results of operations.

Our businesses are materially affected by conditions in the financial markets and economic conditions. The global macroeconomic environment still faces numerous challenges. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access capital markets, control of foreign exchange, changes in exchange rates, rising interest rates or inflation, slowing or negative growth rate, government involvement in allocation of resources, inability to meet financial commitments in a timely manner, terrorism, political uncertainty, epidemic or pandemic, civil unrest, fiscal or other economic policy of governments, and the timing and nature of any regulatory reform. The global spread of coronavirus disease (COVID-19) in a significant number of countries around the world and the traveling restrictions due to COVID-19 resulted in global economic distress. The recent geo-political uncertainties may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence.

The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The credit and financial markets have experienced extreme volatility and disruptions due to the conflict between Ukraine and Russia. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. The conflict is also expected to have further global economic consequences, including the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. Any of the foregoing consequences, including those we cannot yet predict, may cause our business, financial condition, results of operations and the price of the ADSs to be adversely affected.

Unfavorable financial markets and economic conditions could negatively affect our clients’ business and materially reduce demand for our products and services and increase price competition, and thus could materially and adversely affect our business, financial condition, and results of operations.

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

We face significant competition in all aspects of our business.

We operate in a highly competitive environment that is subject to rapid change.

The financial services industry is intensely competitive, highly fragmented, and subject to rapid change, and we expect it to remain so. We compete on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities, the quality of our services and our employees, the range and price of our services, our innovation, our reputation, and the strength of our relationships. We expect to continue to invest capital and resources in our businesses in order to grow and develop them to a size where they are able to compete effectively in their markets, have economies of scale, and are themselves able to produce or consolidate significant revenue and profit. We cannot assure you that the planned and anticipated growth of our businesses will be achieved or in what timescale. There may be difficulties securing financing for investment for growth and in recruiting and retaining the skilled human resources required to compete effectively. If we fail to compete effectively against our competitors, our business, financial conditions, results of operations, and prospects will be materially and adversely affected.

The provision of capital market solutions generally requires us to react promptly to the evolving demand of our clients and be able to provide innovative financial solutions tailored to their needs. We may not be able to compete effectively with our competitors at all times and always be able to provide appropriate solutions that promptly and accurately address our clients’ needs. If this were to happen, our ability to attract new or retain existing clients will suffer, which would materially and adversely affect our revenue and earnings.

We compete for market share in luxury and fashion, arts, motion picture production and other media and entertainment content. The proliferation of choices available to consumers for entertainment and information results in audience fragmentation and negatively affects the overall consumer demand for our content and products. Our competitors include conventional magazine publishers, digital publishers, social media platforms, search platforms, portals, digital marketing services and other movie producers, among others. Competition among these companies is robust, and new competitors can quickly emerge. Some of our current and potential competitors provide free or lower-priced alternatives to our products, or have greater resources than we do, which may allow them to compete more effectively than us. In addition, companies with compelling media and entertainment resources may control how content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with our customers, and therefore can affect our ability to compete effectively.

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

Our brands and reputation are our key assets. Any negative publicity with respect to us, our founder, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective clients. We believe the brands we own are powerful and trusted. For example, L’Officiel and The Art Newspaper have the reputation for high-quality editorial and content independence and are key to our business.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors or investigations relating to our business, shareholders, or other beneficial owners, founder, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These negative publicity or allegations, even if unproven or meritless, may lead to media attention, public inquiries, investigations, or other legal actions against us, our shareholders, founder, affiliates, directors, officers, or other employees by any regulatory or government authorities. Any such regulatory inquiries or investigations and lawsuits, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, board of directors or founder, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. As we reinforce our ecosystem and stay close to our clients, any negative market perception or publicity on our business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the industries in which we operate in general or product or service quality problems of other firms in our industries, including our competitors, may also negatively impact our reputation and brand.

Our brands and reputation could also be damaged if we fail to provide adequate service or support. We invest in defining and enhancing our brands. These investments are considerable and may not be successful.

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

We derived a considerable portion of our revenue from our strategic investment business. Our dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets accounted for 12.4%, 16.3%, and 102.0% of our total revenue for the years ended December 31, 2021, 2022 and 2023, respectively, and our net fair value changes on derivative financial asset and financial assets at fair value through profit or loss accounted for 38.9%, 23.6%, and -31.2% of our total revenue for the corresponding periods, respectively. Our strategic investment portfolio primarily consists of investments in equity and equity-linked securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

Our investments are concentrated in relatively few industries or sectors and our investment portfolio may be concentrated in certain geographic regions, individual investments, or types of securities that may or may not be listed. Any significant decline in the value of our investment portfolio may therefore adversely impact our business, results of operations, and financial condition. We also make strategic investments in the highly regulated banking sector in China. Any change in PRC laws, regulations, or policies may adversely affect our equity holding as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment.

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

Our investments are long-term, strategic in nature to reinforce our ecosystem. We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investments and net fair value changes on investments and derivatives on our consolidated statements of profit or loss and other comprehensive income. For the years ended December 31, 2021, 2022 and 2023 dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets accounted for 12.4%, 16.3% and 102.0%, and net fair value changes on stock loan, derivative financial asset and financial assets at fair value through profit or loss accounted for 38.9%, 23.6% and -31.2%, of our total revenue, respectively. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Technology has been one of our key sectors of focus and the fair value of our investments in technology companies may be subject to significant valuation fluctuations. For our equity investments in private companies, we measure their fair value based on an assessment of each underlying security, considering rounds of financing, third-party transactions, and market-based information, including comparable company transactions, trading multiples, and changes in market outlook. As of December 31, 2023, the aggregate fair value of our strategic investment portfolio was US$79.6 million. Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

Our portfolio is concentrated in a limited number of portfolio companies. As of December 31, 2023, our strategic investment portfolio reached an aggregate fair value of US$79.6 million, of which our investment in the Hong

Kong-and Shenzhen-listed Bank of Qingdao accounted for 68.5%. As a result, the aggregate returns we realize may be significantly affected adversely if any of the investment performs poorly or if we need to write down its value. Additionally, our investments are concentrated in relatively few industries or sectors. As a result, a downturn in any particular industry or sector in which we are invested, such as the banking sector that Bank of Qingdao operates in, could significantly impact the aggregate returns we realize and therefore materially and adversely affect our results of operations and financial condition.

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

Given our significant stake in, and affiliation with, Bank of Qingdao, our investment in Bank of Qingdao is also subject to liquidity and concentration risk. There may not be a readily available market to sell the shares of Bank of Qingdao. We might need to gradually sell down our holdings subject to market conditions, if we want to liquidate our position in Bank of Qingdao. In addition, the banking sector in China is highly regulated and any change in PRC laws, regulations, or policies may adversely affect our holding in Bank of Qingdao as a foreign investor, our ability to exit from the investment, or the fair value of our equity investment in Bank of Qingdao. Any adverse impact on our investment in Bank of Qingdao could materially and adversely affect our business, results of operations, and financial condition.

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

We completed the acquisition of AMTD Digital and L’Officiel in 2022; we acquired equity interests in AMTD Assets from AMTD Group and injected AMTD Assets into AMTD Digital in February 2023; and we acquired The Art Newspaper in October 2023. We are continuing our efforts to operate and integrate these new businesses. We may encounter difficulties in operation and integrating the acquired entities and businesses, such as difficulties in retention of clients and personnel, challenge of integration and effective deployment of operations or technologies, and assumption of unforeseen or hidden material liabilities or regulatory non-compliance issues. Any of these events could disrupt our business plans and strategies, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures, or strategic alliances, and we may be unable to recover our investment in such initiatives. We cannot assure you that we could successfully mitigate or overcome these risks and we cannot guarantee that our efforts to operate and integrate the acquired entities and businesses will succeed or that we will be able to derive the intended benefits from the acquisitions or recover our investment.

We face risks and challenges associated with the recent changes to our businesses.

We have recently effected certain changes to our businesses through acquisitions, disposals and other adjustments. The acquisitions we made in 2022 and 2023 have brought new businesses or service offerings to our organization. For example, L’Officiel is a global fashion media holding group that provides print and digital advertising campaigns and value-added marketing services, among other things. AMTD Assets conducts hotel operations and provides hospitality services in major cities globally, among other things. The Art Newspaper is one of the top publications of the art industry internationally and a leading source of information in the art world.

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

Our subsidiaries L’Officiel and The Art Newspaper operate in a highly competitive advertising and marketing industry and face significant competition for advertising spending from operators of new and traditional advertising channels. If L’Officiel or The Art Newspaper cannot compete successfully, our results of operations would be materially and adversely affected.

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

The competitive market for advertising and marketing requires us to continually identify new advertising trends of advertisers and consumers. In response to these new advertising trends, we may need to quickly develop and adopt new formats, features and enhancements for our advertising network and/or cost-effectively expand into additional advertising media and platforms beyond print advertising. We may be required to incur development and acquisition costs in order to keep pace with new advertising trends. If we fail to identify or respond adequately to these changing advertising trends, demand for our advertising and marketing services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material and adverse effect on our business prospects, financial condition and results of operations.

Our advertising revenue is also sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. In particular, within the fashion, arts and luxury advertising markets, our ability to compete successfully for advertising budgets will depend on, among other factors, our ability to engage and grow our audience base, develop attractive and high-quality content, maintain our influence in the fashion, arts and luxury markets, enhance our relationship with renowned brands and influencers and demonstrate the value of our advertising and the effectiveness of our content, products and services to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as the demand for our content and products, the focus of our coverage, size and demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options.

Our success depends on our ability to anticipate trends and respond to changing consumer preferences for fashion, arts and entertainment content, which impact demand for our content, products and services and the profitability of our businesses.

Our subsidiaries L’Officiel and The Art Newspaper create content, products and services and their success depends substantially on (i) consumer tastes and preferences that rapidly change in often unpredictable ways and (ii) their ability to originate and define trends and consistently create compelling content in a timely manner. Our content may be distributed, among other ways, through magazines, internet or mobile technology. Such distribution must meet or anticipate the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. The success of our printed and digital media content depends on demand for fashion and arts experiences. We will be tested on our abilities to successfully predict and adapt to changing consumer tastes and preferences. Consumer tastes and preferences impact, among other items, revenue from advertising sales, subscription fees, and sales of our other consumer products and services. Although we attempt to stay abreast of emerging consumer trends affecting our content, products and services, any failure to identify and respond to such trends could have significant adverse effects on our business, financial condition and results of operations.

The film and entertainment industries are highly competitive.

The film and entertainment industries are highly competitive. It is also partially dependent on the availability of potential viable projects and necessary funding to successfully complete such projects. Accordingly, we will need to locate promising projects and be able to secure necessary funding, in what may be uncertain markets. We are therefore susceptible to not only the economics of the film and entertainment businesses, but also the economy in general. Any significant downturn in the market or in general economic conditions would likely negatively affect our business and your investment in the ADSs.

Further, we believe the successful production and distribution of any movie project involves being able to secure qualified personnel to produce, finalize and market the project. Production requires qualified directors, writers, performers and a variety of technical persons to produce a final product. Once produced, it is necessary to distribute and market the project to a receptive public. Because we are a new entry into the industry, we may not have the experience, history and reputation to attract qualified persons, who may be more inclined to work for a larger and more established company. It is also necessary to work with a distributor that will be capable of distributing the finished project to a suitable and receptive audience. The inability to locate and secure qualified professionals to produce, distribute and market our projects would have a severe, negative affect our business and ability to generate revenues.

Industry changes in the film and entertainment industries may have a negative impact on our operations.

The film and entertainment industries, in general, are continually undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded on demand services, independent productions, streaming and video games. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is difficult to accurately predict the effect that these and other new technological developments may have on the film industry. These uncertainties, among others, may have a negative impact on our business, financial condition, and results of operations.

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

We are subject to extensive and evolving regulatory requirements, non-compliance with which may result in penalties, limitations, and prohibitions on our future business activities or suspension or revocation of our licenses, and consequently may materially and adversely affect our business, financial condition, and results of operations. In addition, we may, from time to time, be subject to regulatory inquiries and investigations by the regulatory authorities or government agencies.

The markets in which we primarily operate, including the financial markets and the media industry, are highly regulated. Our business operations are subject to applicable laws, regulations, guidelines, circulars, and other regulatory guidance, and many aspects of our businesses depend on obtaining and maintaining approvals, licenses, permits, or qualifications from the applicable regulators. Serious non-compliance with regulatory requirements could result in investigations and regulatory actions, which may lead to penalties, including reprimands, fines, limitations, or prohibitions on our future business activities or, if significant, suspension or revocation of our licenses. Failure to comply with these regulatory requirements could limit the scope of businesses in which we are permitted to engage. Furthermore, additional regulatory approvals, licenses, permits, or qualifications may be required by the regulators in the future, and some of our current approvals, licenses, permits, or qualifications are subject to periodic renewal. Although we have not been found by any regulators to be in material non-compliance with any regulatory requirements since we commenced our current businesses in 2015, any such finding or other negative outcome may affect our ability to conduct business, harm our reputation and, consequently, materially and adversely affect our business, financial condition, results of operations, and prospects.

The applicable laws, rules, and regulations may continue to develop and evolve. Compliance with these regulations is complicated, time consuming, and expensive. Any changes in the rules and regulations may result in an increase in our cost of compliance, or might restrict our business activities. Our ability to comply with all applicable laws and regulations is largely dependent on the internal compliance system, as well as the license holder’s ability to attract and retain qualified compliance personnel. While we maintain systems and procedures designed to ensure that we comply with applicable laws and regulations, we cannot assure you that we are able to prevent all possible violations. If we fail to comply with the applicable rules and regulations, we may face fines or restrictions on our business activities, or even a suspension or revocation of some or all of our licenses that allow us to carry on our business activities.

We are subject to risks and uncertainties associated with international operations, which may harm our business.

We conduct our business worldwide and we have operations in Europe, the United Kingdom, the United States, and Asia.

The global nature of our business subjects us to a number of risks and uncertainties, which could have a material adverse effect on our business, financial condition, and results of operations, including:

•	international economic and political conditions, and other political tensions between countries in which we do business;

•	unexpected changes in, or impositions of, legislative or regulatory requirements, including changes in tax laws;

•	differing legal standards with respect to protection of intellectual property and employment practices;

•	local business and cultural factors that differ from our normal standards and practices;

•	exporting or importing issues related to export or import restrictions, including deemed export restrictions, tariffs, quotas and other trade barriers and restrictions;

•	disruptions of capital and trading markets and currency fluctuations; and

•	increased costs due to imposition of climate change regulations, such as carbon taxes, fuel or energy taxes, and pollution limits.

If any of these risks materialize in any jurisdiction in which we operate, our revenue may be materially and adversely affected.

We also intend to further expand our business geographically through establishing branch offices or acquiring business in key financial centers. Operating business internationally may expose us to additional risks and uncertainties. As we have limited experience in operating our business in these new markets, we may be unable to attract a sufficient number of clients, fail to anticipate competitive conditions, or face difficulties in operating effectively in these markets. We may also fail to adapt our business models to the local market due to various legal requirements and market conditions. Compliance with applicable foreign laws and regulations, especially financial regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. In addition, in some cases, compliance with the laws and regulations of one country could nevertheless cause violation of the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts, and business.

Our revenue and profits are highly volatile, and fluctuate significantly, which may result in volatility of the price of the ADSs or our Class A ordinary shares.

Our revenue and profits are highly volatile and could fluctuate significantly. For example, the revenue generated from capital market solutions business is highly dependent on market conditions, regulatory environment and policies, and the decisions and actions of our clients and interested third parties. Due to slowing economic conditions, we have witnessed a sharp decrease in our capital market solutions revenue in 2023. It may be difficult for us to achieve steady earnings growth, which could, in turn, lead to large adverse movements in the ADS or Class A ordinary share price or increasing volatility in the ADS or Class A ordinary share price generally.

The due diligence that we undertake in the course of making acquisitions or strategic investments is inherently limited and may not reveal all facts and issues that may be relevant.

In the course of making acquisitions or strategic investments, we endeavor to conduct due diligence review that we deem reasonable and appropriate based on the applicable regulatory expertise and market standards as well as the facts and circumstances applicable to each deal. When conducting due diligence, we are often required to evaluate critical and complex business, financial, tax, accounting, environmental, regulatory, and legal issues. Outside consultants, such as legal advisors, and accountants may be involved in the due diligence process in varying degrees depending on the transaction type. Nevertheless, when conducting due diligence work and making an assessment, we are limited to the resources available, including information provided by the target company or the issuer and, in some circumstances, third party investigations. The due diligence work that we conduct with respect to any acquisition or investment opportunity may not reveal or highlight all the facts that may be necessary, helpful, or accurate in evaluating potential risks, which may subject us to failure of acquisition or investment. We may be provided with information that is misleading, false, or inaccurate as a result of mistake, misconduct, or fraud of our employees or third parties. Moreover, such due diligence work will not necessarily result in the successful completion of a transaction, which may adversely affect the performance of our business.

We face additional risks as we offer new products and services, transact with a broader array of clients and counterparties, and expose ourselves to new asset classes and geographical markets.

We are committed to providing new services in order to strengthen our client relationships. We expect to expand our product and service offerings as permitted by the regulatory authorities, transact with new clients not in our traditional client base and enter into new markets. These activities expose us to new and challenging risks, including:

•	we may have insufficient experience or expertise in offering new products and services and dealing with inexperienced counterparties and clients may harm our reputation;

•	we may be subject to stricter regulatory scrutiny, or increasing tolerance of credit risks, market risks, compliance risks, and operational risks;

•	we may be unable to provide clients with adequate products or levels of service;

•	our new products and services may not be accepted by our clients or meet our profitability expectations;

•	our new products and services may be quickly copied by our competitors so that its attractiveness to our clients may be diluted; and

•	our internal information technology infrastructure may not be sufficient to support our product and service offerings.

If we are unable to achieve the expected results with respect to our offering of new products or services, our business, financial condition, and results of operations could be materially and adversely affected.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

Our business may subject us to significant risks, including the risk of lawsuits and other legal exposures relating to compliance with regulatory requirements and industry practices in areas such as information disclosure, sales or underwriting practices, fraud and misconduct, and protection of sensitive and confidential client information. From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, our portfolio companies or other shareholders of such companies or otherwise in relation to our strategic investments. Any claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

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

Our financial information prepared under U.S. GAAP may not be comparable to our financial information prepared under IFRS.

We have historically presented our consolidated financial statements, including the consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 included in our annual report file with the SEC on April 28, 2023, in accordance with IFRS. We changed our basis of accounting from IFRS to U.S. GAAP in early 2024. Our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 included elsewhere in this annual report have been prepared in accordance with U.S. GAAP. IFRS differs in certain significant respects from U.S. GAAP. As a result of the adoption of U.S. GAAP, our consolidated financial information presented in this annual report may not be comparable to our financial information for previous periods prepared under IFRS.

Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against various risks inherent in our business.

We follow our comprehensive internal risk management framework and procedures to manage our risks, including reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date, or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Although we have not experienced any material deficiencies or failure in our risk management and internal control systems and procedures since we commenced our current businesses in 2015 other than certain material weaknesses in our internal control over financial reporting identified as of December 31, 2019, which had been remediated in 2020, any such deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

Our operations may be subject to transfer pricing adjustments by competent authorities.

We may use transfer pricing arrangements to account for business activities between us and our Controlling Shareholder, the different entities within our consolidated group, or other related parties. We cannot assure you that the tax authorities in the jurisdictions where we operate would not subsequently challenge the appropriateness of our transfer pricing arrangements or that the regulations or standards governing such arrangements will not be subject to future changes. If a competent tax authority later finds that the transfer prices and the terms that we have applied are not appropriate, such authority may require us or our subsidiaries to re-assess the transfer prices and re-allocate the income or adjust the taxable income. Any such reallocation or adjustment could result in a higher overall tax liability for us and may adversely affect our business, financial condition, and results of operations.

We may have exposure to greater than anticipated tax liabilities.

Due to shifting economic and political conditions, tax policies and laws, tax rates in jurisdictions in which we operate may be subject to significant changes that could impair our financial results. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including, Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions in which we operate have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years, or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions in which we operate. There are uncertainties regarding the rules and implementations, and there is no guarantee that these changes will not affect our financial results.

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

We are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. Although we have adopted policies and procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including market manipulation and aiding and abetting tax evasion), such policies and procedures may not completely eliminate instances where our networks may be used by other parties to engage in money laundering and other illegal or improper activities. Furthermore, we are required to comply with applicable anti-money laundering laws and regulations and we may not fully detect violations of anti-money laundering regulations in other jurisdictions or be fully compliant with the anti-money laundering laws and regulations in other jurisdictions to which we are required. As a publicly listed company in the United States, we are subject to the U.S. Foreign Corrupt Practices Act of 1977 and other laws and regulations in the United States, including regulations administered by the U.S. Department of Treasury’s Office of Foreign Asset Control. Although we have not identified any failure to detect material money laundering activities since we commenced our current businesses in 2015, if we fail to fully comply with applicable laws and regulations, the government agencies may impose fines and other penalties on us, which may adversely affect our business.

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

Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia. The uncertainties around these relations could also negatively impact global and regional financial markets. And any escalation of political tensions or economic instability could increase the threat of armed conflict, cyberwarfare and economic instability that could further increase market volatility and uncertainty.

Our businesses could be materially affected by the financial markets and economic conditions around the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

We may be subject to legal and financial liabilities in connection with the financial advisory and insurance brokerage businesses.

We may be subject to complaints or claims lodged against us by clients in relation to financial advisory and insurance brokerage businesses. Any action brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us, which could have a material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant. See “Item 8. Financial Information—Other Matters.”

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

We collect, store, and process certain personal and sensitive data from our clients. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules, and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. The authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any misuse or mishandling of such personal and sensitive data and confidential information could result in legal liabilities, regulatory actions, reputational damage to us, which could in turn materially and adversely affect our business prospects and results of operation.

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

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting. Our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse report if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the requirements differently from us.

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

Our business depends on our intellectual property, including our valuable trademarks and copyrighted content. We believe the protection and monetization of our proprietary trademarks and copyrighted content, as well as other intellectual property, is critical to our continued success and our competitive position.

We will rely on a combination of intellectual property laws and contractual arrangements to protect our intellectual property rights. It is possible that third parties may copy or otherwise obtain and use our trademarks without authorization or otherwise infringe on our rights. Advancements in technology, including advancements in generative AI technology, have made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, detection of unauthorized use of our intellectual property and enforcement of our intellectual property rights have become more challenging, in part due to the increasing volume and sophistication of attempts at unauthorized use of our intellectual property, including from generative AI developers. As our business and the presence and impact of bad actors become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet. While it is our policy to protect and defend vigorously our rights to our intellectual property, we cannot predict whether our steps taken to protect and enforce our intellectual property rights will be adequate to prevent infringement, dilution, misappropriation or other violation of these rights. If we are unable to protect and enforce our intellectual property rights, we may not succeed in realizing the full value of our assets, our business and profitability may suffer, and our brands may be tarnished by misuse of our intellectual property.

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

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made disaster, disruption due to political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business and operations could also be adversely affected if our employees are adversely affected by epidemics, pandemics, natural or man-made disasters, disruptions due to civil or political unrest or disruption involving electronic communications. Epidemics and pandemics could include various outbreaks of various local and global public health outbreaks. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations. In addition, our results of operations could be adversely affected to the extent that any epidemic or pandemic harms the global economy in general. The incidence and severity of disasters, pandemics, or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

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

Prior to our establishment, the operations of some of our businesses were carried out by companies owned or controlled by our Controlling Shareholder. For all periods presented, our consolidated financial statements include all assets, liabilities, revenues, expenses, and cash flows that were directly attributable to our businesses whether held or incurred by our Controlling Shareholder or by us. Only those assets and liabilities that are specifically identifiable to our businesses are included in our consolidated statements of financial position. With respect to costs of operations, an allocation of certain costs and expenses of our Controlling Shareholder were also included. These allocations were made using a proportional cost allocation method by considering the proportion of revenues and actual usage metrics, among other things, attributable to us for all respective accounting periods. We made numerous estimates, assumptions, and allocations in our historical financial statements because our Controlling Shareholder did not account for us, and we did not operate as a stand-alone company for any period prior to our initial public offering. Although our management believes the assumptions underlying our financial statements and the above allocations are reasonable, our financial statements may not necessarily reflect our results of operations, financial position, and cash flows as if we operated as a stand-alone public company during the periods presented. See “Item 7.B. Major Shareholders and Related Party Transactions—Related Party Transactions—Transactions with Our Controlling Shareholder” for our arrangements with our Controlling Shareholder and “Item 5. Operating and Financial Review and Prospects” and the notes to our consolidated financial statements included elsewhere in this annual report for our historical cost allocation. In addition, upon becoming a stand-alone public company, we are gradually establishing our own financial, administrative, and other support systems to replace our Controlling Shareholder’s systems, the cost of which could be significantly different from cost allocation with our Controlling Shareholder for the same services. Therefore, you should not view our historical results as indicators of our future performance.

We may not continue to receive the same level of support from our Controlling Shareholder.

We have benefitted significantly from our Controlling Shareholder’s strong market position and brand recognition, as well as its expertise in different businesses. Although we entered into a series of agreements with our Controlling Shareholder relating to our ongoing business operations and service arrangements with our Controlling Shareholder, we cannot assure you we will continue to receive the same level of support from our Controlling Shareholder as we now operate as a stand-alone public company. Also, we cannot assure you we will be able to receive the receivables from our Controlling Shareholder. This effort may not be successful, which could materially and adversely affect our business, financial condition, and results of operations.

Our agreements with our Controlling Shareholder or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties. In particular, our non-competition agreement with our Controlling Shareholder limits the scope of business that we are allowed to conduct.

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

We may have conflicts of interest with our Controlling Shareholder or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

As of the date of this annual report, our Controlling Shareholder beneficially owned 40.8% of our issued and outstanding ordinary shares, representing 85.3% of our total voting power.

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

•

Employee recruiting and retention. Because both we and our Controlling Shareholder are engaged in financial service-related businesses, we may compete with our Controlling Shareholder in the hiring of new employees. We have entered into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

•

Our board members or executive officers may have conflicts of interest. Our chief financial officer, Xavier Zee, is also the chief financial officer of our Controlling Shareholder. Two of our directors also serve as directors of our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

•

Sale of shares or assets in our company. Upon expiration of the lock-up period and subject to certain restrictions under the securities laws and stock exchange rules, as well as other restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs or Class A ordinary shares.

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

Since the ADSs became listed on the NYSE on August 5, 2019, the trading price of the ADSs has experienced significant fluctuations. The trading prices of the ADSs or Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of similarly-situated companies. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in the trading prices of their securities. The trading performances of the securities of these companies may affect the attitudes of investors towards us, which consequently may affect the trading performance of the ADSs or Class A ordinary shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of these companies may also negatively affect the attitudes of investors towards us, regardless of whether we have conducted any inappropriate activities.

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

In addition to the above factors, the price and trading volume of the ADSs or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us or our industries;

•	variations in our revenue, profit, and cash flow;

•	changes in the economic performance or market valuations of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	detrimental negative publicity about us, our services, our officers, directors, affiliates, Controlling Shareholder, other beneficial owners, our business partners, or our industries;

•	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•	additions to or departures of our senior management;

•	litigation or regulatory proceedings involving us, our officers, directors, affiliates, or Controlling Shareholder;

•	release or expiry of any transfer restrictions on our outstanding shares or the ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the Cayman Islands may recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and may give a judgment based thereon, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, AMTD IDEA Group has 242,765,736 Class A ordinary shares, including 143,698,004 Class A ordinary shares represented by ADSs, and 233,526,979 Class B ordinary shares issued and outstanding, respectively. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 138,501,179 of our issued and outstanding Class B ordinary shares (excluding the treasury shares held by the Company). These Class B ordinary shares constitute approximately 29.1% of our total issued and outstanding ordinary shares and 83.6% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands (as revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the Cayman Islands law may not be as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands may have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Shareholders of Cayman Islands companies like us have no general rights under the Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Under the Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from requirements for companies incorporated in other jurisdictions such as the United States and Singapore. For more details, see “Item 16G. Corporate Governance.”

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

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

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

We are permitted to elect to rely on home country practice to be exempted from the NYSE corporate governance requirements. Currently, we rely on the exemptions applicable to “controlled” companies under the NYSE Listed Company Manual with respect to the requirements that the compensation committee is composed entirely of independent directors (under Section 303A.05 of the NYSE Listed Company Manual) and we follow certain home country practices as a foreign private issuer such as with respect to the requirements of shareholder approval for certain types of transactions. For more details, see “Item 16G. Corporate Governance.” Our shareholders may be afforded less protection than they would otherwise enjoy under the NYSE listing standards applicable to U.S. domestic issuers or the SGX-ST listing standards applicable to Singapore domestic issuers or foreign issuers with a primary listing on the SGX-ST.

There can be no assurances that we will not be a passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year. If we are a PFIC for any taxable year, United States investors in the ADSs or ordinary shares could be subject to significant adverse United States income tax consequences.

Depending upon the value of our assets, which is determined based, in part, on the market value of our ADSs and ordinary shares, and the nature of our assets and income over time, we could be classified as a PFIC for U.S. federal income tax purposes. We will be a PFIC if, in any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income, or the income test, or (ii) 50% or more of the average quarterly value of our assets during such year is attributable to assets that produce or are held for the production of passive income, or the asset test.

Based on our current and expected income and assets, including goodwill, we intend to take the position that we were not a PFIC for taxable year ended December 31, 2023 and we do not presently expect to be classified as a PFIC for the current taxable year. Nevertheless, there can be no assurances in this regard because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to our market capitalization (determined based on the market prices of the ADSs and our ordinary shares, which may be volatile and which, from time to time, may reflect different market capitalizations), and because the determination of whether we are or a PFIC for any taxable also depends, in part, on the composition and classification of our income and the value of our assets, including the relative amounts of income generated by and the value of assets of our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge the valuation of our assets, including our goodwill, and our classification of certain income and assets as non-passive, which may result in our being or becoming a PFIC in any single year. In addition, the composition of our income and assets will also be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year during which a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, such holder may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules, and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such holder holds our ADSs or ordinary shares, even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. For more information see “Item 10. Additional Information—E. Taxation —U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may incur additional costs after we cease to qualify as an emerging growth company.

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

We are a holding company incorporated in the Cayman Islands and conduct our businesses through our subsidiaries in Europe, the United Kingdom, the United States, and Asia. See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of the date of this annual report.

On August 5, 2019, the ADSs commenced trading on the NYSE. AMTD IDEA Group issued and sold a total of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares at an initial offering price of US$8.38 per ADS. The ADSs are currently traded under the ticker symbol “AMTD.”

In December 2019, AMTD IDEA Group issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, and other investors, and (ii) a convertible note due 2023, or the VP Note, in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, all in the form of private placement pursuant to an exemption from registration with the SEC under the Securities Act. The VP Note has been converted in January 2022.

In March 2020, AMTD IDEA Group listed a US$1.0 billion medium term note program, or the MTN Program, for a period of twelve months by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the Stock Exchange of Hong Kong Limited. Under the MTN Program, AMTD IDEA Group may from time-to-time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, AMTD IDEA Group dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the US$200 million 7.625% senior perpetual securities of AMTD Group, or the Existing Securities, to offer exchange any and all of their outstanding Existing Securities for new securities to be issued by AMTD IDEA Group under the MTN Program.

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

Also in March 2021, we partnered with 36KR (Nasdaq: KRKR) and Xiaomi to establish a new joint venture, AK73 Capital, to build a full lifecycle service platform for new economy enterprises. AK73 Capital aims to support and empower the new generation of new economy leaders to capitalize on the tremendous opportunities in dynamic global markets.

In September 2021, we repurchased approximately 69.1 million Class B ordinary shares from AMTD Group for US$642.1 million (HK$5 billion).

Subsequent to December 31, 2021, AMTD IDEA Group issued an aggregate of 8,411,215 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.

Effective on January 31, 2022, the ticker symbol for the ADSs was changed to “AMTD.” Our company name was changed from “AMTD International Inc.” to “AMTD IDEA Group” upon the approval and adoption by way of extraordinary general meeting of shareholders on March 1, 2022.

During the year ended December 31, 2022, we acquired a total of 31,732,000 Class A ordinary shares and 24,202,000 Class B ordinary shares of AMTD Digital, priced at US$17.75 per share, from certain of its shareholders, including our Controlling Shareholder, for a total consideration of approximately US$992.6 million. We issued a total of 67,200,330 Class A ordinary shares and 51,253,702 Class B ordinary shares in settlement of the consideration payable for the acquisition. We held 97.1% shareholding of AMTD Digital immediately following the acquisition. We became the controlling shareholder of AMTD Digital and consolidated it in our consolidated financial statements accordingly. AMTD Digital is a comprehensive one-stop digital solutions platform headquartered in France and was a subsidiary of AMTD Group prior to the acquisition. In July 2022, AMTD Digital completed its initial public offering and its ADSs began trading on the New York Stock Exchange.

In early 2022, we acquired 100% of the equity interest in L’Officiel, a global fashion media holding group.

In April 2022, we entered into a share purchase agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited. Pursuant to the share purchase agreement, for a period of 72 consecutive months, we are entitled to draw down up to an aggregate limit of US$50 million in exchange for our Class A ordinary shares, at a per-share price equal to 90% of the average daily closing price during a 20-trading-day pricing period determined in accordance with the share purchase agreement, subject to other terms and conditions therein. We concurrently entered into a registration rights agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, granting GEM Global Yield LLC SCS certain customary registration rights in connection with securities issued and sold pursuant to the share purchase agreement.

On November 22, 2022, we effected an ADS ratio change from the previous ratio of one (1) ADS to one (1) Class A ordinary share to a new ratio of one (1) ADS to two (2) Class A ordinary shares.

In December 2022, we repurchased approximately 36.9 million Class B ordinary shares from AMTD Group for US$320.6 million (HK$2.5 billion).

In February 2023, we acquired 96.1% of the equity interest in AMTD Assets from AMTD Group for a net purchase consideration of US$268 million, which was settled by us through the issuance of 30,875,576 newly issued Class B ordinary shares to AMTD Group. AMTD Assets holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million at the time we entered into the relevant agreements. The acquisition was followed immediately by our injection of AMTD Assets into AMTD Digital at the same valuation in return for 515,385 newly issued Class B ordinary shares of AMTD Digital.

In April 2023, AMTD IDEA Group issued an aggregate of 45,000,000 ADSs, representing 90,000,000 Class A ordinary shares, to certain selected investors for a total consideration of US$93.6 million.

In October 2023, we acquired 100% of the equity interest in The Art Newspaper, the group holding one of the top publications of the art industry internationally and a leading source of information in the art world.

In November 2023, AMTD Assets entered into a definitive agreement with an independent third party to dispose of certain real estate assets. The consideration for the disposal was determined with reference to the assets’ then latest valuation, with potential adjustments based on the final valuation performed by the independent valuer. The disposal was carried out with an aim to reallocate the proceeds into other premium assets at more preferred locations or more favorable pricing.

In August 2023, AMTD IDEA Group authorized a new share repurchase program under which it may repurchase up to US$20 million of its ADSs or ordinary shares until the close of business on December 29, 2023. The cap was subsequently increased to US$40 million and the program was extended until the end of the last business day of the first quarter in 2024. In February 2024, the Company has completed the repurchase of all of the shares authorized under the US$40 million repurchase program.

In August 2023, AMTD IDEA Group approved the subscription of Class B ordinary shares from AMTD Digital for a total consideration of not more than US$100 million (at US$520 per share) and voluntarily committed to a 5-year lock up period on such shares acquired. The subscription of Class B ordinary shares of AMTD Digital has been completed in December 2023.

In November 2023, AMTD IDEA Group, AMTD Group and AMTD Digital set up a joint entity, AMTD World Media and Entertainment Group, in Paris, France, to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform.

On November 17, 2023, we effected an ADS ratio change from the previous ratio of one (1) ADS to two (2) Class A ordinary shares to a new ratio of one (1) ADS to six (6) Class A ordinary shares.

In December 2023, we repurchased approximately 4.8 million Class B ordinary shares from AMTD Group for US$40 million.

In February 2024, AMTD IDEA Group further authorized a new share repurchase program under which it may repurchase up to US$20 million of its ADSs or ordinary shares until the end of the last business day of the first quarter of 2024.

Our principal executive offices are located at 66 rue Jean-Jacques Rousseau, 75001 Paris, France. Our telephone number at this address is +33(0)1 4236 4597. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Our website is https://www.amtdinc.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

We are a diversified institution and digital solutions group connecting companies and investors with global markets. Our comprehensive one-stop business services plus digital solutions platform address different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services.

We operate a full-service platform encompassing the business lines as follows:

•

Capital Market Solutions. We offer a broad range of capital market solutions services to our clients. Our solutions cover a variety of capital market transactions, including equity and debt offerings, credit rating advisory, other financing transactions, and merger and acquisitions. We are able to serve clients and develop long-term relationships through multiple engagements.

•

Strategic Investment. We make long-term strategic investments through several entities in our group, focusing on global financial and new economy sectors. Through investing in market leaders and technological innovators, we gain access to unique opportunities and resources that complement our other businesses.

•

Fashion, Arts and Luxury Media Advertising and Marketing Services. Our subsidiary, L’Officiel, publishes L’Officiel, a leading fashion magazines in the world. The Art Newspaper, another subsidiary of ours, publishes The Art Newspaper, a leading publication of the art industry internationally and source of information in the art world. L’Officiel and The Art Newspaper engage in the provision of print and digital advertising campaigns, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

•

Hotel Operations, Hospitality and VIP Services. Our subsidiary AMTD Assets, which was acquired during the year ended December 31, 2023, holds a portfolio of premium whole building properties and provides hospitality services including stylish hotels and serviced apartments, food and beverage, among other services.

We align ourselves with clients, shareholders, business partners, and investee companies to build an ever-extending, inter-connected network that creates value for all stakeholders.

With each business opportunity, we consider ourselves a business partner for the prospective client, rather than merely a service agency of a particular product or service. We strive to unlock and maximize the extraordinary value embedded in each relationship and to expand opportunities for collaboration and partnership both between us and our clients, as well as among clients.

Our Services

Capital Market Solutions

Our capital market solutions business provides a one-stop solution for corporate and other institutional clients. To this end, we deliver capital market solutions services with the following features.

•

Full service capabilities. We offer our clients a full suite of solutions for capital market transactions, covering equity and debt offerings, credit rating advisory, other financing transactions, and merger and acquisitions. We are able to serve clients and develop long-term relationships through multiple engagements.

•	Full value chain’s client focuses. We focus on client needs and always strive to explore long-term business collaboration rather than completing individual transactions.

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

We used to operate our capital market solutions business and conduct certain asset management business and professional investment management and advisory services through AMTD Global Markets Limited. In December 2022, we disposed of our subsidiary AMTD Securities Limited, which directly held 100% of the equity interest in AMTD Global Markets Limited, to certain independent purchasers. After the transfer of AMTD Securities Limited, we continue to provide capital market solutions (including underwriting in U.S. markets) through our other AMTD entities.

Strategic Investment

Our strategic investment business focuses on long-term equity investments using our own capital. We view it as a natural extension of our other businesses, allowing us to deepen our relationship with clients by participating in their value creation.

We typically source investment opportunities and focus on investing in innovative digital platforms, financial technology companies, other new economy companies, and other financial institutions. Our buy-side resources allow us to stay close to the market and provide early access to leading players in key industries that benefit from rapid growth in innovation industry.

Fashion, Arts and Luxury Media Advertising and Marketing Services

Our subsidiaries L’Officiel and The Art Newspaper engage in the provision of print and digital advertising campaigns, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

Hotel Operations, Hospitality and VIP Services

Our subsidiary AMTD Assets holds a portfolio of premium whole building properties and provides hospitality services. It focuses on and specializes in hospitality and lifestyle concepts globally in the key areas comprising stylish hotels and serviced apartments, food and beverage, and club membership services.

Investment Portfolio

As of December 31, 2023, our investment portfolio reached an aggregate fair value of US$79.6 million, in which (i) our strategic investment in the Hong Kong- and Shenzhen-listed Bank of Qingdao accounted for 68.5%, and (ii) our investment in other companies accounted for 31.5%.

We also expand our investments in new economy sectors globally for the discovery and incubation of outstanding enterprises with innovative technology, committing to serving as a “super-connector” to connect different capital market participants, innovation companies, and to match their needs in the area of capital and technology.

Intellectual Property

As of the date of this annual report, we own numerous registered trademarks on a worldwide basis including trademarks with the word “L’Officiel” or “The Art Newspaper.” We are also licensed by our Controlling Shareholder to use certain trademarks which included the word “AMTD” or logo of “AMTD” or a combination of word and logo. We maintain various registered domain names, including amtdinc.com.

Competition

The financial services industry is intensely competitive, and we expect it to remain so. We compete both globally and on a regional basis. We compete on the basis of a number of factors, including strength of client relationships, reputation, industry expertise, and deal execution skills.

With respect to our capital market solutions businesses, our primary competitors are international investment banking firms, financial advisory firms and financial institutions, many of which have greater financial and other resources as well as scale and are capable of offering a wider range of products and services, such as loans, deposit-taking, and a full range of investment banking services. Some of our competitors also have the ability to use revenues derived from commercial banking, insurance, and other financial services in an effort to gain market share. In addition, we operate these businesses in a highly competitive environment and the barriers to entry into these businesses are low.

With respect to our strategic investment business, we believe that we do not compete with other private equity funds, specialized investment funds, hedge fund sponsors, financial institutions and other players. Our investments have been made primarily for strategic reasons rather than for pure financial gain, and the funds for the investments are entirely our own.

For fashion, arts and luxury media advertising and marketing services, our primary competitors include not only other large multinational advertising and marketing communications companies, but also smaller entities that operate in local or regional markets as well as new forms of market participants.

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

For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries.”

Regulations

This section summarizes all of the significant laws and regulations that materially affect our business activities.

Insurance Brokerage Regulatory Regime

On September 23, 2019, the Hong Kong Insurance Authority took over regulation of insurance agents and brokers from the self-regulatory organizations which are the Insurance Agents Registration Board set up by the Hong Kong Federation of Insurers, the Hong Kong Confederation of Insurance Brokers, and the Professional Insurance Brokers Association. Intermediaries are and will be subject to statutory licensing and conduct requirements, supplemented by rules, codes, guidelines and circulars issued by the Hong Kong Insurance Authority.

The Insurance Ordinance along with its subsidiary legislation is the principal legislation to regulate the insurance industry in Hong Kong. The regulatory framework applicable to insurers and insurance intermediaries in Hong Kong is set out in the Insurance Ordinance. The Insurance Ordinance sets out the requirements for the authorization/licensing, ongoing compliance and reporting obligations of insurers and insurance intermediaries.

The Insurance Ordinance provides no person shall carry on any class of insurance business in or from Hong Kong unless authorized to do so. The Insurance Ordinance prescribes “regulated activities” and offenses for carrying them out without a license. The new regulated activities include:

•	negotiating or arranging a contract of insurance;

•	inviting or inducing a person to enter into a contract of insurance (or attempting to do so);

•	inviting or inducing a person to make a material decision in relation to a contract of insurance (or attempting to do so); and

•	giving regulated advice.

The regime also includes statutory conduct requirements for insurance intermediaries under sections 90 to 92 of the Insurance Ordinance. The fundamental principles include honesty and integrity, exercising care, skill and diligence, disclosure of information and conflicts of interest. Such principles are consistent with the principle of the fair treatment of customers enunciated by the International Association of Insurance Supervisors.

There is a transition period for existing intermediaries for three years. Existing insurance intermediaries who are validly registered with the self-regulatory organizations before September 23, 2019 will be deemed licensees during the transition period. For any pending insurance intermediary applications, applicants will need to make a fresh application to the Hong Kong Insurance Authority after commencement of the new regime.

As of the date of this annual report, our subsidiary AMTD Risk Solutions Group Limited, or AMTD RSG, is deemed to be a licensed insurance intermediary.

AMTD RSG was validly registered with a self-regulatory organization before the commencement of the new regulatory regime for insurance intermediaries (i.e. September 23, 2019), as such, under the Insurance Ordinance, it is deemed to be a licensed insurance intermediary for a period of three years from the commencement of the new regime unless the license is revoked in accordance with the Insurance Ordinance. AMTD RSG was granted the insurance broker company license for general & long term business (including linked long term business) by the Hong Kong Insurance Authority on September 9, 2022.

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

Appointment of Responsible Officer

An insurance broker company is required to appoint a responsible officer. The responsible officer shall be a fit and proper person to discharge his or her responsibilities as a responsible officer of the insurance broker company, and should be provided with sufficient resources and support for discharging his or her responsibilities. Prior approval of the Hong Kong Insurance Authority is required for appointment of the responsible officer.

The responsible officer is expected to:

1.

have the minimum education standard of a bachelor degree from a recognized university or tertiary education institution, an insurance qualification specified by the Hong Kong Insurance Authority from time to time and published on the Hong Kong Insurance Authority’s website, or other equivalent qualifications; and

2.

possess experience commensurate with the nature and scale of business of the insurance broker company concerned and the level of responsibilities to be carried out. The general expectation will be a minimum of 5 years’ experience in the insurance industry, including at least two years of management experience.

A person who was a chief executive registered with the Hong Kong Confederation of Insurance Brokers, or the HKCIB, or the Professional Insurance Brokers Association at any time before September 23, 2019; or was a Technical Representative registered with the HKCIB or the Professional Insurance Brokers Association at any time before September 23, 2019 and already possessed a minimum of 15 years’ experience in insurance-related work in the insurance industry in Hong Kong on the commencement date, is exempt from the criteria set out above in relation to an application for approval of the person to become a responsible officer of a business entity which is, is applying to be, or is applying for a renewal of a license to be a licensed insurance broker company.

The Hong Kong Insurance Authority will normally not allow a person to be appointed as a responsible officer of more than one licensed insurance broker company unless the insurance broker companies concerned belong to the same group of companies or have common shareholder(s), or there is any other justification acceptable to the Hong Kong Insurance Authority. The Hong Kong Insurance Authority will consider each application on a case-by-case basis.

Financial and Other Requirements for Licensed Insurance Broker Companies

In respect of a company which is, is applying to be, or is applying for a renewal of a license to be a licensed insurance broker company, the Hong Kong Insurance Authority must be satisfied that, among other things, (a) the company is a fit and proper person to carry on regulated activities in the lines of business concerned; (b) each director of the company and the controller in relation to the company (if any) are fit and proper persons to be associated with the carrying on of regulated activities in those lines of business; and (c) the company will be able to comply with the rules made by the Hong Kong Insurance Authority under section 129 of the Insurance Ordinance that set out the requirements in relation to capital, net assets, professional indemnity insurance, keeping of separate client accounts and keeping of proper books and accounts.

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

The records shall be kept in writing, showing the particulars of all transactions by the broker, all income received from brokerage and expenses paid by the broker, and all the assets and liabilities of the broker in sufficient detail. Such records shall be retained for a period for not less than seven years.

Conduct requirements for licensed insurance broker companies

Section 92(1) of the Insurance Ordinance sets out the conduct requirements for a licensed insurance broker company notably, including but not limited to, the following:

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

More detailed Corporate Governance and Controls and Procedures are set out in Code of Conduct for Licensed Insurance Brokers published by the Hong Kong Insurance Authority.

Guideline on continuing professional development for licensed insurance intermediaries

The Guideline on Continuing Professional Development for Licensed Insurance Intermediaries applies to individual licensees and their principals (insurance agencies, broker companies and also insurers that appoint individual insurance agents). The guideline sets out new requirements under the new regime. To ensure continued professional competence in carrying out their regulated activities, individual licensees need to stay up-to-date on technical and regulatory knowledge and ethical standards. Failure to comply with the guideline may adversely affect the fitness and properness of that person and may potentially lead to disciplinary action by the Hong Kong Insurance Authority.

Principals must ensure that individual licensees appointed by them comply with applicable guideline requirements and have adequate controls and procedures in place to monitor and ensure this compliance, for example, by requesting, checking and verifying the documentary evidence in support of the guideline declaration forms submitted to the Hong Kong Insurance Authority by the individual licensees.

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong

The Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong imposes a statutory duty on data users to comply with the requirements of the six data protection principles contained in Schedule 1 to the ordinance. The ordinance provides that a data user shall not do an act, or engage in a practice, that contravenes any data protection principle unless the act or practice, as the case may be, is required or permitted under the ordinance. The six data protection principles are:

•	Principle 1—purpose and manner of collection of personal data;

•	Principle 2—accuracy and duration of retention of personal data;

•	Principle 3—use of personal data;

•	Principle 4—security of personal data;

•	Principle 5—information to be generally available; and

•	Principle 6—access to personal data.

Non-compliance with any data protection principle may lead to a complaint to the privacy commissioner for personal data. The privacy commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The ordinance also gives data subjects certain rights, inter alia:

•	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•	if the data user holds such data, to be supplied with a copy of such data; and

•	the right to request correction of any data they consider to be inaccurate.

The ordinance criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the ordinance in relation to his or her personal data may seek compensation from the data user concerned.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

Notes:

(1)	Our shareholders include (i) key holder of our ordinary shares such as AMTD Group, and (ii) public investors.

(2)	The other shareholders of AMTD Digital mainly include third party investors and public investors.

(3)

The above organizational chart is evolving based on the dynamics of our overall businesses and acquisitive approaches. There could be updates or latest changes that are not reflective on the chart above which are subject to certain filing procedures and/or registrar update in process as of the date of this annual report.

Our Relationship with our Controlling Shareholder and other Group Companies

As of the date of this annual report, our company is 40.8% beneficially owned by our Controlling Shareholder, representing 85.3% of the total voting power in our company. Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenues and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company.

Pursuant to the intercompany financing agreement with our Controlling Shareholder, treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. We may also leverage our Controlling Shareholder to settle receivables or payables arising from acquisitions or disposals of investments. As of December 31, 2023, the amount due from entities within AMTD Group in connection with intra-group treasury fund allocation was US$1,057.0 million.

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

In addition, we agree to indemnify our Controlling Shareholder, its subsidiaries and each of their directors, officers and employees against liabilities arising from misstatements or omissions in our prospectus dated August 2, 2019 or the registration statement of which it is a part, except for misstatements or omissions relating to information that our Controlling Shareholder or any of its subsidiaries provided to us specifically for inclusion in our prospectus dated August 2, 2019 or the registration statement of which it forms a part. Our Controlling Shareholder will indemnify us including each of our subsidiaries, directors, officers and employees against liabilities arising from misstatements or omissions with respect to information that our Controlling Shareholder or any of its subsidiaries provided to us specifically for inclusion in our prospectus dated August 2, 2019, the registration statement of which our prospectus dated August 2, 2019 forms a part of our annual reports or other SEC filings.

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

Transitional Services Agreement

Under the transitional services agreement, our Controlling Shareholder agrees that, during the service period, as described below, our Controlling Shareholder will provide us with various corporate support services, including:

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

The service period under the transitional services agreement commenced on June 20, 2019, and had been renewed subsequently on December 20, 2020, June 20, 2022 and December 20, 2023.

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

Other Agreements with our Controlling Shareholder

In 2022, we acquired our Controlling Shareholder’s interest in AMTD Digital.

In February 2023, we acquired 96.1% of the equity interest in AMTD Assets from our Controlling Shareholder.

In November 2023, our Controlling Shareholder, AMTD Digital and we set up a joint entity, AMTD World Media and Entertainment Group, to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform.

AMTD Digital’s Relationship Agreements with the Controlling Shareholder

AMTD Digital entered into a series of agreements with the Controlling Shareholder with respect to their ongoing relationship in May 2021. These agreements include a master transaction agreement, a transitional services agreement and a non-competition agreement. The following are summaries of these agreements.

Digital Master Transaction Agreement

Pursuant to the master transaction agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021, AMTD Digital is responsible for all financial liabilities associated with the current and historical digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing services, and digital investments businesses and operations that have been conducted by or transferred to it, and the Controlling Shareholder is responsible for financial liabilities associated with all of the Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The agreement also contains indemnification provisions under which AMTD Digital and the Controlling Shareholder indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

The agreement sets forth the investment opportunity referral procedures, pursuant to which the Controlling Shareholder agrees to first present investment opportunities related to digital solutions services—financial services or digital financial licenses, or investment opportunities in new technology or new media companies to AMTD Digital for consideration within a specified period and to refrain from pursuing these investment opportunities. The Controlling Shareholder agrees to pursue these investment opportunities for itself only after AMTD Digital declines to pursue these investment opportunities or upon expiration of the specified period should AMTD Digital fails to respond, with the exception of subsequent investments by the Controlling Shareholder in its existing investee companies. When determining whether or not to pursue an investment opportunity, members of AMTD Digital’s investment committee that have overlapping duties as directors or officers in the Controlling Shareholder will abstain from participating in the investment decision-making and approval process.

Furthermore, under the agreement AMTD Digital agrees to use its reasonable best efforts to select the same independent certified public accounting firm, or auditor, used by the Controlling Shareholder and provide to the Controlling Shareholder as much prior notice as reasonably practical of any change in our auditor until the first fiscal year end occurring after the Controlling Shareholder together with its subsidiaries no longer owns in aggregate at least 20% of the voting power of our then outstanding securities.

Pursuant to the master transaction agreement, AMTD Digital is licensed by the Controlling Shareholder to use any and all of its intellectual properties for free.

The agreement will automatically terminate the first date upon which the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of AMTD Digital’s then outstanding securities. The agreement can be terminated early or extended by mutual written consent of the parties. The termination of the agreement will not affect the validity and effectiveness of the transitional services agreement and the non-competition agreement.

Digital Transitional Services Agreement

Under the transitional services agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021, the Controlling Shareholder agrees that, during the service period, as described below, the Controlling Shareholder will provide us with various corporate support services, including:

•	administrative support;

•	marketing and branding support;

•	technology support; and

•	provision of office space and facilities.

The Controlling Shareholder may also provide AMTD Digital with additional services that the parties may identify from time to time in the future.

The price to be paid for the services provided under the Digital Transitional Service Agreement is determined according to the terms of the agreement. The Digital Transitional Service Agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service or the cost of the service’s recipient performing the service itself or hiring a third party to perform the service. Under this agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

The service period under the transitional services agreement commenced on May 20, 2021, and had been renewed subsequently on November 20, 2022. AMTD Digital may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to the Controlling Shareholder and paying a termination fee equal to the direct costs incurred by the Controlling Shareholder in connection with its provision of services at the time of the early termination. The Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of AMTD Digital.

Digital Non-competition Agreement

The non-competition agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021 provides for a non-competition period beginning upon the completion of AMTD Digital’s initial public offering and ending on the later of (1) two years after the first date when the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of AMTD Digital’s then outstanding securities and (2) the fifth anniversary of the completion of AMTD Digital’s initial public offering. The agreement can be terminated early by mutual written consent of the parties.

The Controlling Shareholder has agreed not to compete with AMTD Digital during the non-competition period in AMTD Digital’s digital solutions services—financial services, digital solutions services—non financial services, digital media, content, and marketing services, except for owning non-controlling equity interest in any company competing with AMTD Digital. AMTD Digital has agreed not to compete with the Controlling Shareholder during the non-competition period in the businesses currently conducted by the Controlling Shareholder, except for owning non-controlling equity interest in any company competing with the Controlling Shareholder.

The agreement also provides for a mutual non-solicitation obligation that neither AMTD Digital nor the Controlling Shareholder may, during the non-competition period, hire, or solicit for hire, any active employees of, or individuals providing consulting services to the other party, or any former employees of, or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

D.	Property, Plants and Equipment

Our principal executive offices are located on leased premises in Paris as of December 31, 2023. Our principal executive offices are leased by our fellow subsidiary from independent third parties. We intend to add new premises or expand our existing premises as we add employees and expand our organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

In February 2023, we acquired AMTD Assets, which holds a portfolio of premium whole building properties and providing hospitality services. As at December 31, 2023, we held and operated two premium hotel properties with a fair market value of approximately US$535.7 million through our subsidiaries and joint ventures in Asia. A hotel property owned by our subsidiary of approximately US$69.6 million was pledged for a bank borrowing as at December 31, 2023.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We changed our basis of accounting from IFRS to U.S. GAAP in early 2024. Our consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 and as of December 31, 2021, 2022 and 2023 included elsewhere in this annual report have been prepared in accordance with U.S. GAAP.

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

In 2021, 2022, and 2023, we derived total revenue of US$179.8 million, US$175.2 million and US$130.9 million, respectively, and derived total comprehensive income of US$150.5 million, US$162.8 million and US$152.9 million, respectively.

Our business and results of operations are affected by a number of general factors affecting our industries, including the overall economic environment, the conditions and trends of capital markets, and government policies and initiatives affecting our industries. Unfavorable changes in any of these general conditions could adversely affect demand for our services and materially and adversely affect our results of operations.

We have elected to change the presentation currency in our financial statements from HK$ to US$ which better reflects the economic footprint of our business. We believe that the presentation currency change will give investors and other stakeholders a clearer understanding of our performance over time. The change in presentation currency is a voluntary change. We have applied the change of presentation currency retrospectively to our historical results of operations and financial statements included in this annual report.

Major Factors Affecting Our Results of Operations

Revenue

Our revenue consists of (i) revenue from contracts with customers, (ii) dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets, (iii) net fair value changes on financial assets at fair value through profit or loss, and (iv) net fair value changes on derivative financial assets. The following table sets forth a breakdown of our revenue in absolute amount and as a percentage of total revenue for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Revenue from contracts with customers	87,535	48.7	105,365	60.2	38,244	29.2
Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets	22,360	12.4	28,518	16.3	133,569	102.0
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gains related to disposed financial assets at fair value through profit or loss)	76,867	42.8	(20,609)	(11.8)	(40,899)	(31.2)
Net fair value changes on derivative financial assets	(6,947)	(3.9)	61,897	35.3	—	—

Total	179,815	100.0	175,171	100.0	130,914	100.0

Revenue from contracts with customers

The following table sets forth a breakdown of our revenue from contracts with customers in absolute amount and as a percentage of total revenue from contracts with customers for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Capital market solutions services income	87,535	100.0	74,305	70.5	—	—
Digital solutions and other services income	—	—	23,440	22.3	13,469	35.2
Fashion, arts and luxury media advertising and marketing services income	—	—	7,620	7.2	14,474	37.9
Hotel operations, hospitality and VIP services income	—	—	—	—	10,301	26.9

Total	87,535	100.0	105,365	100.0	38,244	100.0

In 2023, we derive revenue from contracts with customers from four business lines: fashion, arts and luxury media advertising and marketing services, digital solutions and other services, hotel operations, hospitality and VIP services and capital market solutions service. For fashion, arts and luxury business, we earn revenue primarily from (i) provision of advertising and marketing services, (ii) media licensing, and (iii) sale of magazines. We derive service fees and commission income from providing digital solutions and insurance brokerage services. For hotel operations, hospitality and VIP services, we earn primarily from provision of hospitality services. For capital market solutions services, we earn primarily from (i) underwriting IPOs and bond offerings, (ii) financial advisory services in relation to equity or bond disposals, and (iii) asset management. Due to the deterioration in the global economy, there was a significant decrement in the capital market solutions income.

Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets

We make equity investments with our own capital in companies of our strategic choice. Our dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets in 2021, 2022 and 2023 consisted of various strategic and financial investments.

Net fair value changes on financial assets at fair value through profit or loss

We record net fair value changes on financial assets at fair value through profit or loss with respect to our strategic investments, which primarily include equity investments in both public and private companies. For a discussion of fair value measurement of our financial assets, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Critical Accounting Estimates.”

Net fair value changes on derivative financial assets

We record net fair value changes on derivative financial assets with respect to our strategic investment in a public company.

Other income and gains

Other income and gains consists of (i) bank interest income, (ii) interest income derived from loan notes from independent third parties and stock lending agreement, (iii) interest income from Controlling shareholder, (iv) gain on bargain purchase, (v) gain on disposal of subsidiaries, and (vi) other non-recurring miscellaneous income.

Other operating expenses

Our other operating expenses consist of (i) marketing and brand promotional expenses, (ii) premises costs and office utilities, (iii) traveling and business development expenses, (iv) commissions paid to asset management sales personnel and bank charges, (v) administrative service fee, (vi) office and maintenance expenses, (vii) professional and consulting fees for business development, (viii) staff recruitment expenses, and (ix) other miscellaneous expenses.

The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of total operating expenses for the periods presented.

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Other Operating Expenses
Marketing and brand promotional expenses	77	0.7	2,554	11.2	4,410	15.0
Premises costs and office utilities	2,836	26.3	2,839	12.5	5,387	18.3
Traveling and business development expenses	482	4.5	991	4.3	223	0.8
Commissions and bank charges	168	1.6	167	0.7	232	0.8
Office and maintenance expenses	7	0.0	3	0.0	274	0.9
Administrative service fee	3,130	29.1	3,806	16.7	4,597	15.7
Legal and professional related fees	3,172	29.4	9,414	41.3	5,631	19.2
Staff recruitment expenses	299	2.8	540	2.4	1,272	4.3
Others	608	5.6	2,487	10.9	7,325	25.0

Total	10,779	100.0	22,801	100.0	29,351	100.0

Staff costs

Staff costs consist of employee salaries, bonuses, staff welfare, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Staff Costs
Salaries, bonuses and staff welfare	12,192	15,490	18,493
Pension scheme contributions (defined contribution schemes)	104	1,014	1,590

Total	12,296	16,504	20,083

Finance costs

Finance costs represent our interest expenses on convertible bond, bank borrowings, amount due to a non-controlling shareholder, and lease liabilities.

Seasonality

Our results of operations are subject to fluctuations due to the nature of capital market solutions, digital solutions and other services, fashion, arts and luxury media advertising and marketing services and hotel operations, hospitality and VIP services businesses. Seasonality of our business was not apparent historically.

Taxation

We had income tax expense of US$14.1 million, income tax expense of US$13.4 million, and income tax expense of US$4.3 million for the years ended December 31, 2021, 2022, and 2023, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

Cayman Islands

The Cayman Islands currently levies no taxes on corporations outside of the Cayman Islands based upon profits, income, gains, or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

Critical Accounting Estimates

The Critical Accounting Estimates are consistent with the disclosure presented in the consolidated financial statements for the years ended December 31, 2021, 2022 and 2023.

Results of Operations

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Capital market solutions income	87,535	48.7	74,305	42.4	—	—
Digital solutions and other services income	—	—	23,440	13.4	13,469	10.2
Fashion, arts and luxury media advertising and marketing services income	—	—	7,620	4.3	14,474	11.1
Hotel operations, hospitality and VIP services income	—	—	—	—	10,301	7.9
Dividend and gain related to disposed investments	22,360	12.4	28,518	16.3	133,569	102.0

Sub-total	109,895	61.1	133,883	76.4	171,813	131.2

	For the Year Ended December 31,
	2021		2022		2023
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gains from disposed financial assets at fair value through profit or loss and settled derivative financial assets)	76,867	42.8	(20,609)	(11.8)	(40,899)	(31.2)
Net fair value changes on derivative financial assets	(6,947)	(3.9)	61,897	35.4	—	—

Total revenue	179,815	100.0	175,171	100.0	130,914	100.0
Other income	16,149	9.0	18,063	10.3	22,942	17.5
Other gain	—	—	19,598	11.2	68,797	52.6
Impairment loss under expected credit loss made on financial assets	—	—	(501)	(0.3)	(4,988)	(3.8)
Other operating expenses	(10,779)	(6.0)	(22,801)	(13.0)	(29,351)	(22.4)
Staff costs	(12,296)	(6.8)	(16,504)	(9.4)	(20,083)	(15.3)
Finance costs	(1,650)	(0.9)	(859)	(0.5)	(8,199)	(6.3)
Share of losses of joint ventures	—	—	—	—	(2,335)	(1.8)
Net fair value changes on derivative financial liability	—	—	1,704	1.0	—	—

Profit before tax	171,239	95.3	173,871	99.3	157,697	120.5
Income tax expense	(14,059)	(7.8)	(13,405)	(7.7)	(4,314)	(3.3)

Profit for the year	157,180	87.5	160,466	91.6	153,383	117.2

Segment Information

We report our results of operations in five reportable segments: capital market solutions, digital solutions and other services, fashion, arts and luxury media advertising and marketing services, hotel operations, hospitality and VIP services, and strategic investment, which correspond to our business lines. The following table sets forth certain financial information of our reportable segments for the periods presented.

	For the Year Ended December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Capital market solutions
Segment revenue	87,535	74,305	—
Segment results(1)	85,708	72,140	(1,276)
Digital solutions and other services
Segment revenue	—	23,440	13,469
Segment results(1)	—	21,299	9,126
Media and entertainment services
Segment revenue	—	7,620	14,474
Segment results(1)	—	2,725	3,239
Hotel operations, hospitality and VIP services
Segment revenue	—	—	10,301
Segment results(1)	—	—	2,106
Strategic Investments
Segment revenue	92,280	69,806	92,670
Segment results(1)	92,280	69,806	92,670

Total segment results	177,988	165,970	105,865

Note:

(1)

The segment results represent segment revenue that excludes (i) corporate and other unallocated expenses, (ii) unallocated finance costs, (iii) unallocated net changes in fair value on derivative financial liability, (iv) unallocated other income, and (v) unallocated other gain.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2021, 2022, and 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Revenue from contracts with customers. Our revenue decreased by 63.7% from US$105.4 million in 2022 to US$38.2 million in 2023, primarily due to a change in revenue mix resulting from the restructuring of our business streams. Due to the deterioration in the global economic environment, our revenue income generated from capital market solutions has decreased in the amount of US$74.3 million. This was partially offset by an increase in revenue generated from hotel operations, hospitality and VIP services and from fashion, arts and luxury media advertising and marketing services, following our acquisitions of AMTD Assets and The Art Newspaper during 2023, which have brought in new sources of income.

Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets. Our dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets increased by 368.4% from US$28.5 million in 2022 to US$133.6 million in 2023, primarily due to an increase in net gain from disposal of financial instruments of US$101.5 million. Net gain from disposal of financial instruments this year mainly comprised of (i) gain from disposal of listed equity shares of US$11.3 million, (ii) gain from settlement of derivatives contracts of US$96.1 million, and (iii) gain from disposal of movie income rights of US$16.3 million.

Net fair value changes on financial assets at fair value through profit or loss. The net fair value loss amounted to US$40.9 million in 2023, representing an increase in loss of 98.5% as compared to 2022. This was primarily due to a decrease in the fair value of our investment portfolio of US$115.7 million. The net fair value gain arising from investments in equity securities of related parties were US$3.2 million and US$2.3 million for the years ended December 31, 2023 and 2022, respectively.

Net fair value changes on derivative financial assets. The net fair value gain was nil in 2023 as compared to US$61.9 million 2022. The change resulted from the settlement of all of our derivative financial assets in 2023.

Other income and gains

Our other income and gains increased by 143.2% from US$37.7 million in 2022 to US$91.7 million in 2023, primarily attributable to (i) increase in bank interest income of US$4.2 million as we had generated additional interest income from deposits with banks, (ii) increase in the net average outstanding balance due from our immediate holding company, which was interest bearing, (iii) the gain arising from a bargain purchase of US$4.5 million, and (iv) the gain arising from disposal of subsidiaries of US$64.3 million.

Other operating expenses

Our other operating expenses increased by 28.7% from US$22.8 million in 2022 to US$29.4 million in 2023, primarily due to (i) an increase in premises costs and office utilities expenses of US$2.5 million, (ii) an increase of US$1.9 million in marketing and brand promotional expenses, and (iii) an increase in depreciation and amortization of US$1.9 million, as a result of acquisition of AMTD Assets and The Art Newspaper during the year.

Staff costs

Our staff costs increased by 21.7% from US$16.5 million in 2022 to US$20.1 million in 2023, primarily due to the incremental costs in connection to the post-acquisition operations of AMTD Assets and The Art Newspaper.

Finance costs

Our finance costs increased by 854.5% from US$0.9 million in 2022 to US$8.2 million in 2023, primarily due to the increase in the outstanding bank borrowings and an amount due to a non-controlling shareholder, which is interest-bearing, during the period.

Income tax expense

Income tax expense decreased by 67.8% from US$13.4 million in 2022 to US$4.3 million in 2023 due to increase in non-taxable income.

Profit for the year

As a result of the foregoing, our profit decreased by 4.4% from US$160.5 million in 2022 to US$153.4 million in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Revenue from contracts with customers. Our revenue increased by 20.4% from US$87.5 million in 2021 to US$105.4 million in 2022, primarily due to a change in revenue mix resulting from our successful strategic business expansion. Our acquisitions of AMTD Digital and L’Officiel during the year have brought in new income sources, including revenue generated from digital solutions and other services of US$23.4 million and fashion, arts and luxury media advertising and marketing services of US$7.6 million.

Dividend and gain related to disposed investment. Our dividend and gain related to disposed investment increased by 27.5% from US$22.4 million in 2021 to US$28.5 million in 2022, primarily due to an increase in net gain from disposal of financial instruments.

Net fair value changes on investment and derivative. The net fair value gain amounted to US$41.3 million in 2022, representing a decrease of 40.9% as compared to 2021, primarily due to a decrease in the fair value of our investment portfolio of US$97.5 million partially offset by an increase in derivative financial assets of US$68.8 million. The net fair value gain arising from investments in equity securities of related parties were US$27.3 million and US$70.1 million for the years ended December 31, 2022 and 2021, respectively.

Other income

Our other income increased by 11.9% from US$16.1 million in 2021 to US$18.1 million in 2022, primarily attributable to additional interest income derived from loan notes due from independent third parties and stock lending agreement of an aggregate of US$6.6 million, offset by a decrease in the net average outstanding balance due from our immediate holding company, which was interest-bearing.

Other gain

Our other gain was nil in 2021 and US$19.6 million in 2022. Our other gain in 2022 was attributable to the gain arising from a bargain purchase of US$4.8 million and disposal of subsidiaries of US$14.8 million.

Other operating expenses

Our other operating expenses increased by 111.5% from US$10.8 million in 2021 to US$22.8 million in 2022, primarily due to (i) an increase in professional and consulting fee of US$6.2 million, (ii) an increase of an aggregate of US$3.0 million in advertising and marketing services fee and brand promotional expenses as well as traveling and business development expenses and (iii) an increase in amortization of US$0.7 million, as a result of acquisition of AMTD Digital and L’Officiel during the year.

Staff costs

Our staff costs increased by 34.2% from US$12.3 million in 2021 to US$16.5 million in 2022, primarily due to the acquisitions of AMTD Digital and L’Officiel during the year.

Finance costs

Our finance costs decreased by 47.3% from US$1.6 million in 2021 to US$0.9 million in 2022, primarily due to the repayment of bank borrowings.

Income tax expense

Income tax expense remained stable amounting to US$14.1 million in 2021 and US$13.4 million in 2022.

Profit for the year

As a result of the foregoing, our profit increased by 2.1% from US$157.2 million in 2021 to US$160.5 million in 2022.

Selected Items on the Consolidated Statements of Financial Position

The following table sets forth certain selected consolidated statements of financial position data as of the dates indicated:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Assets:
Accounts receivable	11,097	24,068	5,525
Amount due from immediate holding company	275,127	287,178	1,057,007
Financial assets at fair value through profit or loss	357,352	195,337	79,607
Derivative financial asset	124,404	185,069	—
Total assets	857,693	1,060,723	1,486,590

Liabilities and Equity:
Accounts payable	19,884	10,556	9,382
Bank borrowings—current	49,879	20,122	65,793
Bank borrowings—non-current	—	458	30,373
Total liabilities	115,178	58,309	193,016
Perpetual securities	228,527	228,476	234,238
Total equity	742,515	1,002,414	1,293,574
Total liabilities and equity	857,693	1,060,723	1,486,590

Accounts receivable

Our accounts receivable consists of (i) receivable from capital market solutions services, (ii) commission receivable from insurance brokerage, (iii) receivable from digital solutions and other services, (iv) receivable from fashion, arts and luxury media advertising and marketing services, and (v) receivable arising from hotel operations, hospitality and VIP services. The following table sets forth a breakdown of our accounts receivable as of the dates indicated.

	As of December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Accounts receivable:
Receivable from capital market solutions services	11,097	10,466	—
Commission receivable from insurance brokerage	—	349	200
Receivable arising from digital solutions and other services	—	10,496	—
Receivable from media and entertainment services	—	2,757	5,214
Receivable from hotel operations, hospitality and VIP services	—	—	111

Total	11,097	24,068	5,525

Our accounts receivable decreased by 77.0% from US$24.1 million as of December 31, 2022 to US$5.5 million as of December 31, 2023, primarily due to a decrease in receivable from capital market solution services of US$10.5 million and digital solutions and other services of US$10.5 million, caused by the deterioration in global economic environment and hence the decreased revenue generated from these two revenue streams.

Our accounts receivable increased by 116.9% from US$11.1 million as of December 31, 2021 to US$24.1 million as of December 31, 2022, primarily due to an increase in receivable from two new revenue streams following our acquisition of AMTD Digital and L’Officiel, including receivable from digital solutions and other services of US$10.5 million and receivable from fashion, arts and luxury media advertising and marketing services of US$2.8 million.

The settlement terms of our accounts receivable varied depending on the type of accounts receivable. The normal settlement terms of receivable from our capital market solutions services are specific terms mutually agreed between the contracting parties and receivables are non-interest bearing. Commission receivable arising from insurance brokerage business has a credit period of up to 15 days and accounts receivable from digital solutions and other services business and fashion, arts and luxury media advertising and marketing services business have a credit period of up to 90 days. The normal settlement terms of accounts receivable from hotel operations, hospitality and VIP services are specific terms mutually agreed between the contracting parties.

The following table sets forth an aging analysis of accounts receivable as of the dates indicated, based on the invoice date, net of loss allowance.

	As of December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Not yet due	9,498	22,796	3,075
Past due
– Within 1 month	7	932	530
– 1 to 3 months	663	198	974
– Over 3 months	929	142	946

Total	11,097	24,068	5,525

Our accounts receivable not yet past due decreased by 86.5% from US$22.8 million as of December 31, 2022 to US$3.1 million as of December 31, 2023, primarily attributable to decrease in receivables due to the change in revenue mix and enhancement made in the receivables collection process, which also lead to a decrease in accounts receivable past due within 1 month. The increases in accounts receivable past due for 1 to 3 months and over 3 months were primarily due to increase in outstanding balances from certain fashion, arts and luxury media advertising and marketing clients. Our accounts receivable not yet past due increased by 140.1% from US$9.5 million as of December 31, 2021 to US$22.8 million as of December 31, 2022, primarily attributable to receivables arising from acquisition of AMTD Digital and L’Officiel, which also lead to an increase in accounts receivable past due within 1 month. The decreases in accounts receivable past due for 1 to 3 months and over 3 months were primarily due to disposal of subsidiaries during the year.

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

The amount of our due from immediate holding company increased from US$287.2 million as of December 31, 2022 to US$1,057.0 million as of December 31, 2023, primarily due to the effect of (i) settlement of certain receivables of US$389.0 million with AMTD Group under the agreements between certain third parties, the Company and AMTD Group; (ii) net advance to immediate holding company of US$404.4 million for group treasury management purpose; and (iii) transfer of financial assets at fair value through profit or loss of US$80.2 million; and partially offset by (i) the consideration payable for the acquisition of AMTD Assets from AMTD Group amounting to US$82.0 million, and (ii) the consideration payable for the repurchase of shares from AMTD Group amounting to US$40.0 million.

The amount of our due from immediate holding company increased from US$275.1 million as of December 31, 2021 to US$287.2 million as of December 31, 2022, primarily due to the net effect of the (i) acquisition of AMTD Digital and (ii) repurchase of shares from AMTD Group amounting to US$320.6 million.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss primarily consist of (i) listed equity shares at quoted prices, (ii) unlisted equity shares, and (iii) movie income right investments, all of which are related to our strategic investment business.

Our financial assets at fair value through profit or loss decreased from US$195.3 million as of December 31, 2022 to US$79.6 million as of December 31, 2023, primarily due to (i) disposal of investments of US$37.6 million in 2023, (ii) the derecognition of investment in AMTD Assets Alpha Group as financial assets at fair value through profit or loss of US$66.2 million upon our acquisition of its remaining 80.1% equity interests, and (iii) a net depreciation in value of US$40.9 million; partially offset by (i) additional investments of US$1.6 million in 2023, and (ii) the gain arising from disposal of investments of US$27.6 million.

Our financial assets at fair value through profit or loss decreased from US$357.4 million as of December 31, 2021 to US$195.3 million as of December 31, 2022, primarily attributable to (i) the derecognition of investment in AMTD Digital as financial assets at fair value through profit or loss upon our acquisition of US$162.7 million, (ii) additional investments of US$39.6 million made in 2022, (iii) disposal of investments of US$21.6 million in 2022, and (iv) a net depreciation in value of US$20.6 million.

Derivative financial asset

Our derivative financial asset mainly represented the derivative contracts of “Upside Participation and Profit Distribution Agreements” entered into with a counterparty in order to hedge against adverse movement in the share price of our investments in listed shares. The fair value of our derivative financial asset decreased from US$185.1 million as of December 31, 2022 to nil as of December 31, 2023 as a result of the full settlement of all agreements in 2023.

The fair value of our derivative financial asset increased by 48.8% from US$124.4 million as of December 31, 2021 to US$185.1 million as of December 31, 2022, primarily due to price movement of the underlying listed shares.

Accounts payable

Our accounts payable consists of (i) payables to suppliers of fashion, arts and luxury media advertising and marketing services, (ii) clients’ monies held on trust, and (iii) others. The following table sets forth a breakdown of our accounts payable as of the dates indicated.

	As of December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Accounts payable:
Payables to suppliers of media and entertainment services	—	9,846	8,628
Clients’ monies held on trust	18,763	—	—
Others	1,121	710	754

Total	19,884	10,556	9,382

Our accounts payable decreased by 11.1% from US$10.6 million as of December 31, 2022 to US$9.4 million as of December 31, 2023, primarily due to a decrease of US$1.2 million in payables to suppliers of fashion, arts and luxury media advertising and marketing services as a result of the optimization of our payment cycle.

Our accounts payable decreased by 46.9% from US$19.9 million as of December 31, 2021 to US$10.6 million as of December 31, 2022, primarily due to the decrease in clients’ monies held on trust resulting from the disposal of subsidiaries of US$18.8 million, offsetting with an increase in payables to suppliers of fashion, arts and luxury media advertising and marketing services arising from the acquisition of L’Officiel.

Bank borrowings

Our total bank borrowing facilities were US$97.8 million (comprising borrowing facilities of US$45 million, HK$400 million, Euro 0.5 million and GBP 50 thousand) as of December 31, 2023, of which US$96.2 million were utilized. These bank borrowings bore average contractual interest rate of 5.6% per annum and among that, bank borrowings of US$50.7 million were secured by our hotel property and US$45.4 million were unsecured. As of December 31, 2022, our total bank borrowing facilities were US$20.6 million (comprising borrowing facilities of US$20.1 million and Euro 0.5 million) of which US$20.6 million were utilized. The increase in our borrowing in 2023 was due to the acquisition of AMTD Assets and The Art Newspaper.

Perpetual securities

As at December 31, 2022 and 2023, the total amount of active perpetual securities was US$200 million and SG$38.8 million.

B.	Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities have been issuances of equity and equity-linked securities in our initial public offering and private placements, perpetual securities and bank borrowings, as well as net cash provided by operating activities. As of December 31, 2023, we had US$120.2 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of general bank balances. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

In August 2019, we completed our initial public offering of 23,873,655 ADSs representing 23,873,655 Class A ordinary shares and received approximately US$192.6 million in net proceeds. In December 2019, AMTD IDEA Group issued and sold (i) a total of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares to Value Partners Greater China High Yield Income Fund, and other selected investors, and (ii) the VP Note to Value Partners Greater China High Yield Income Fund, all in the form of private placement, and received approximately US$115.0 million in net proceeds.

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

In January and April 2022, AMTD IDEA Group issued an aggregate of 8,411,215 Class A ordinary shares and 3,271,028 Class B ordinary shares through a private placement of US$50 million to a number of reputable professional investors.

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

In February 2023, we recorded an additional bank borrowing of US$50,7 thousand denominated in Hong Kong dollars through acquisition of AMTD Assets. This borrowing is secured by our hotel property, which has a carrying amount of US$69.6 million.

In February 2023, we obtained a bank borrowing of US$15.0 million, which is unsecured and denominated in US$. The loan carries interest rate at 0.25% below daily Wall Street Journal Prime Rate and is repayable by May 2024.

In May 2023, we obtained a bank borrowing of US$30.0 million, which is unsecured and denominated in US$. The loan carries interest rate at daily Wall Street Journal Prime Rate and is repayable by May 2025.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
	(in thousands)
Summary Consolidated Cash Flows Data
Net cash generated from operating activities	55,942	26,621	39,978
Net cash used in investing activities	(46,010)	(73,951)	(266,967)
Net cash (used in)/generated from financing activities	(873)	117,639	209,348

Net increase/(decrease) in cash and cash equivalents	9,059	70,309	(17,641)
Cash and cash equivalents at the beginning of year	58,561	67,494	138,297
Effect of foreign exchange rate change, net	(126)	494	(422)

Cash and cash equivalents at the end of year	67,494	138,297	120,234

Operating Activities

Net cash generated from operating activities in 2023 was US$40.0 million, which consists of our profit before tax of US$157.7 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included US$123.6 million of gain related to disposed investments, US$64.3 million of gain from disposal of subsidiaries, US$20.2 million of interest income, US$9.9 million of dividend income, and US$4.5 million of gain from a bargain purchase, partially offset by US$40.9 million of net fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, US$8.2 million of finance costs relating to our bank borrowings, interest-bearing amount due to a non-controlling shareholder and lease liabilities, and US$2.3 million of share of losses of joint ventures. The principal items accounting for the changes in operating assets and liabilities were (i) US$10.7 million of decrease in accounts receivable, (ii) US$5.3 million of decrease in prepayments, deposits and other receivables, and (iii) US$15.6 million of increase in other payables and accruals, partially offset by a decrease in accounts payables and other assets in the amount of US$1.2 million.

Net cash generated from operating activities in 2022 was US$26.6 million, which consists of our profit before tax of US$173.9 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included US$43.0 million of net fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, US$4.8 million of gain from a bargain purchase, and US$14.8 million of gain from disposal of subsidiaries, partially offset by US$0.9 million of finance costs relating to our bank borrowings and convertible bond. The principal items accounting for the changes in operating assets and liabilities were (i) US$29.2 million of increase in accounts receivable, (ii) US$11.4 million of decrease in other payables and accruals, partially offset by (iii) US$7.7 million of changes in accounts payable and other assets, and (iv) US$11.5 million of decrease in prepayments, deposits and other receivables.

Net cash generated from operating activities in 2021 was US$55.9 million, which consists of our profit before tax of US$171.2 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included US$69.9 million of fair value gain and disposal gain on financial assets at fair value through profit or loss, stock loan and derivative financial asset in connection with our strategic investment business, partially offset by US$1.7 million of finance costs relating to our bank borrowings and convertible bond. The principal items accounting for the changes in operating assets and liabilities were (i) US$1.2 million of increase in accounts receivable, and (ii) US$1.8 million of changes in accounts and other payables and other assets.

Investing Activities

Net cash used in investing activities in 2023 was US$267.0 million, which was primarily attributable to the net effect of (i) a net increase in advance to immediate holding company of US$404.4 million for group treasury management purpose, (ii) payments for acquisitions of financial assets of US$1.6 million, (iii) an aggregate receipt of consideration receivables on disposal of investments and subsidiaries of US$114.5 million, and (iv) receipt from a non-controlling shareholder of a subsidiary of US$20.0 million.

Net cash used in investing activities in 2022 was US$74.0 million, which was attributable to (i) a net increase in advance to immediate holding company of US$68.7 million for group treasury management purpose, (ii) payments for acquisitions of financial assets of US$4.8 million, and (iii) a net outflow of US$2.0 million arising from disposals of financial assets and subsidiaries, acquisitions of subsidiaries, and return from investments.

Net cash used in investing activities in 2021 was US$46.0 million, which was mainly attributable to (i) a net increase in advance to immediate holding company for group treasury management purpose, and (ii) a result of net settlement of investment disposal proceeds collected by the immediate holding company on behalf of the Company, and consideration payable to the immediate holding company to repurchase treasury shares.

Financing Activities

Net cash generated from financing activities in 2023 was US$209.3 million, which was mainly due to net proceeds from the issuance of shares of the Company and AMTD Digital of US$93.6 million and US$100.0 million, respectively, and net proceeds from our bank borrowings.

Net cash generated from financing activities in 2022 was US$117.6 million, which was mainly due to net proceeds from the listing of AMTD Digital.

Net cash used in financing activities in 2021 was US$0.9 million, which was mainly due to repayment of redemption and distribution to holders of perpetual securities and offset by net proceeds from our bank borrowings.

Capital Expenditures

Our capital expenditures were insignificant in 2021, 2022 and 2023. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our financing activities.

Holding Company Structure

AMTD IDEA Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries. As a result, AMTD IDEA Group’s ability to pay dividends depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to AMTD IDEA Group.

C.	Research and Development, Patents and Licenses, etc.

Intellectual Property

As of the date of this annual report, we own numerous registered trademarks on a worldwide basis including trademarks with the word “L’Officiel” and “The Art Newspaper”. We are also licensed by our Controlling Shareholder to use certain trademarks which included the word “AMTD” or logo of “AMTD” or combination of word and logo. We maintain various registered domain names, including amtdinc.com.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2024 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(US$ in millions)
Bank borrowings, with principal and interest	96.3	66.3	30	—	—

Total	96.3	66.3	30	—	—

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

In March 2020, AMTD IDEA Group listed the MTN Program by way of debt issuance to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571) of Hong Kong) on the Stock Exchange of Hong Kong Limited. Under the MTN Program, AMTD IDEA Group may from time to time issue medium term notes or perpetual securities up to an aggregate amount of US$1.0 billion. We intend to use the net proceeds from the issuances of debt securities under the MTN Program for long-term development needs, international expansion, and general corporate purposes. In April 2020, AMTD IDEA Group dual-listed the MTN Program on the SGX-ST. Later in the same month, we extended an invitation to holders of the Existing Securities to offer exchange any and all of their outstanding Existing Securities for new securities to be issued by AMTD IDEA Group under the MTN Program. The amount of new securities to be delivered in exchange for a principal amount of the Existing Securities offered and accepted for exchange shall be the product of (i) such principal amount of Existing Securities and (ii) the applicable exchange ratio pursuant to the exchange instruction, subject to a minimum offer amount of US$200,000. The exchange offer expired on May 6, 2020.

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

While the table above indicates our contractual obligations as of December 31, 2023, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled, or terminated.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Feridun Hamdullahpur(1)(2)(3)	69	Chairman of the Board of Directors, Chairman of Executive Management Committee, and Independent Director
Dr. Timothy Tong(1)(2)(3)	70	Independent Director
Dr. Annie Koh(1)(3)	70	Independent Director
Jazz Li	41	Independent Director
Marcellus Wong(2)	70	Director
Raymond Yung	63	Director
Lawrence Lee	41	Chief Executive Officer
Xavier Zee	49	Chief Financial Officer

Notes:

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Pursuant to the currently effective articles of association of our company, our board of directors consists of six directors. There are no arrangement or understanding with our shareholders or other third parties with respect to the election of a director or a member of senior management. There are no family relationships among any of the directors or executive officers of our company.

Our chief executive officer is appointed by the executive management committee of the board of directors on a 6-month rotation basis. See “—C. Board Practices—Executive Management Committee of the Board of Directors.”

Biographical Information

Dr. Feridun Hamdullahpur is chairman of our board of directors, chairman of our Executive Management Committee, and an independent director. Dr. Hamdullahpur has served as a director of our Controlling Shareholder since January 2019 and as an independent director of AMTD Digital since August 2022. Dr. Hamdullahpur, President Emeritus, served as the sixth president and vice-chancellor of the University of Waterloo between 2010 and 2021. Before that, he served as a vice-president academic and provost at the University of Waterloo from September 2009 to September 2010. Dr. Hamdullahpur has served as a member of the strategic advisory board of Sorbonne University since 2014, and member of the international advisory board of King Abdulaziz University since 2017. He is the Chancellor of the International Business University. In 2022, Dr. Hamdullahpur was named as a member of the Order of Canada. In 2015, Dr. Hamdullahpur was appointed chair of the Leadership Council for Digital Infrastructure in Canada. Dr. Hamdullahpur was named a fellow of the Canadian Academy of Engineering in July 2014, and a fellow of the Royal Society of Canada in 2018. Dr. Hamdullahpur was awarded the Queen Elizabeth II Diamond Jubilee Medal in January 2013 in acknowledgement of his leadership in education and innovation. Dr. Hamdullahpur graduated from the Technical University of Istanbul with a bachelor’s degree in mechanical engineering in 1976 and a master’s degree in mechanical engineering from the Technical University of Istanbul in 1979. Dr. Hamdullahpur received his Ph.D. in chemical engineering from the Technical University of Nova Scotia in 1985.

Dr. Timothy Tong is an independent director, and chairman of the board of AMTD Digital. Dr. Tong has been instrumental in establishing various initiatives with academic institutions to support talent development in FinTech. Examples include the formation of the AMTD FinTech Centre of PolyU Faculty of Business, which spawned the first doctoral degree in FinTech in Asia. Dr. Tong was appointed an independent director in February 2022. Dr. Tong is the chief executive officer of AMTD Charity Foundation, and chairman of the Hong Kong Laureate Forum, which is an organization formed by distinguished personalities and academics in Hong Kong. The mission is to connect the current and next generations of leaders in scientific pursuit, and to promote science and technology to the youngsters in Hong Kong and around the world. Dr. Tong is an internationally renowned educator and expert in heat transfer. He served as the President of The Hong Kong Polytechnic University from January 2009 to December 2018. He is also the former dean of the school of engineering and applied science at The George Washington University, and the former chairman of the steering committee of the Pilot Green Transport Fund of the Environmental Protection Department in Hong Kong. He is a fellow of the American Society of Mechanical Engineers, a fellow and former president of the Hong Kong Academy of Engineering Sciences. Dr. Tong currently serves as an independent non-executive director of Airstar Bank Limited; an independent non-executive director of Gold Peak Technology Group Limited (SEHK: 40); a non-executive director of Freetech Road Recycling Technology (Holdings) Limited (SEHK: 6888); and an independent non-executive director of Gold Peak Industries Limited (SGX: G20). Dr. Tong has been a Justice of the Peace in Hong Kong since July 2010. Dr. Tong received a Ph.D. degree in mechanical engineering from the University of California at Berkeley in December 1980, a master of science degree in engineering from University of California Berkeley in June 1978 and a bachelor of science degree in mechanical engineering from Oregon State University in June 1976.

Dr. Annie Koh has served as our independent director since June 2020. Dr. Koh is a renowned conference speaker, panel moderator, and commentator. Dr. Koh chaired the Asian Bond Fund 2 supervisory committee for the Monetary Authority of Singapore from 2005-2023 and is currently a committee member of Singapore’s Customs Advisory Council. Dr. Koh has been appointed board member of Singapore Food Agency since April 1, 2023. Dr. Koh is currently Chairman of Prime US REIT and an independent director of Prudential Assurance Company Singapore Pte Ltd, Yoma Strategic Holdings Ltd and a board member of EtonHouse Community Fund (Charity), Dr. Koh previously served on GovTech, Singapore’s CPF, HMI, K1 Ventures boards, and was a member of the World Economic Forum Global Future Council from 2019 to 2022, and the HR Industry Transformation Advisory Panel from 2018 to March 2023. Dr. Koh also advises selected single-family offices and privately owned enterprises such as Flexxon Pte Ltd., JCK4Life and TOP International, and startups such as Dedoco, Float Foods Pte Ltd, Hyperscal Solutions Pte Ltd, Pyxis Maritime Pte Ltd, and non-profits such as Cyber Youth Singapore. Dr. Koh has been an investment committee member of iGlobe Partners since July 2010, advisor to CUBE3 Ventures since October 2021, and Asia Food Sustainability Fund since February 2022. Previously held leadership positions at SMU include Vice President for Business Development; V3 Group Professor of Family Entrepreneurship; Academic Director of Business Families Institute and International Trading Institute; Associate Dean, Lee Kong Chian School of Business; and Dean, Office of Executive and Professional Education. Dr. Koh received her Ph.D. degree in International Finance as a Fulbright scholar from Stern School of Business, New York University in 1988. Dr. Koh’s research interests are in Family Office and Family Business, Investor Behaviour, Alternative Investments and Enterprise Risk Management. Dr. Koh co-authored Financial Management: Theory and Practice, 2nd edition (2021), and Financing Internationalisation – Growth Strategies for Successful Companies (2004), co-editor of Asian Family Business: Succession, Governance and Innovation (2020), and author of a number of Asian family business cases and survey reports. In recognition of her contribution to education and the public sector, Dr. Koh was awarded the bronze and silver Singapore Public Administration medal in 2010 and 2016 respectively, the Adult Education Prism Award in 2017, and the Tripartite Alliance Award in 2023.

Mr. Jazz Li has served as our independent director since February 2024. Jazz is a cultural entrepreneur and a leader in the movement to transcend the boundaries of fine art and entertainment, realizing the potential synergies between fine art, culture, and mass media. Jazz has crafted celebrity-curated fine art exhibitions, which have achieved critical reception not just from the fine art world but also from general audiences — working closely with fine art celebrity curators such as the King of Mandopop Jay Chou. As the founder and chief executive officer of ENVISEAM, Jazz has also redefined how the auction world can leverage a transformation of content and influence to achieve a more significant critical following, as demonstrated in ENVISEAM’s partnership with Sotheby’s in 2021, and Christie’s in 2023. Since the mid-2010s, Jazz has made use of his knowledge and network from his experience in the collection of fine art to develop concepts and the foundations of ENVISEAM. Before his commitments to the collection of fine art, he was a professional advisor to enterprises and entrepreneurs with regard to technology. In 2005, he founded the first virtual assets and currency marketplaces in Southeast Asia, MMO Factory and Golden Turn. Jazz studied economics at the London School of Economics and graduated in 2004. In his youth, he was active in sports and computer science, representing his school in national competitions.

Mr. Marcellus Wong is our director and has over 40 years of experience in accounting and taxation. Mr. Wong has been serving as the vice chairman of the board of directors of our Controlling Shareholder since October 2015. Mr. Wong served in a number of other positions including, from June 2015 to June 2021, independent non-executive director of SEHK-listed Xinte Energy Co., Ltd. (SEHK: 1799); from July 2012 to June 2017, senior advisor of PricewaterhouseCoopers; and, from November 2001 to October 2021, a member of the Joint Liaison Committee on Taxation that advises the government of Hong Kong on tax issues. Mr. Wong has also served as a council member of the Taxation Institute of Hong Kong from 1995 to 2017, president from 1996 to 1999, and chairman of advisory board since 2017. He was the president of CPA Australia-Hong Kong China Division from 2004 to 2005 and has served as its honorary adviser of Greater China region since July 2014. Mr. Wong joined PricewaterhouseCoopers in February 1990 and, prior to his retirement in June 2012, served as a partner and compliance leader in Hong Kong and Mainland China as well as risk and quality leader for its tax practice in the Asia Pacific region. Mr. Wong graduated from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) with a higher diploma in accountancy in October 1977, and also obtained a degree through the external program from the University of London in the United Kingdom in August 1989. Mr. Wong was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants in December 1987, a fellow of CPA Australia in October 2001, and a fellow of the Taxation Institute of Hong Kong in March 2004.

Mr. Raymond Yung is our director, and has over 40 years of experience in advising financial institutions in Hong Kong and Mainland China. Mr. Yung sits on the board of Citibank (Hong Kong) Limited as an independent non-executive director. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years, and has been serving on PwC’s China, Hong Kong and Singapore Firm’s Board of Partners until his retirement in 2016. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UK Chartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.

Mr. Lawrence Lee is our chief executive officer. Mr. Lee has over 12 years of experience in the corporate field to take charge of projects relating to financing and development, real estate investing and hospitality management, and general management focusing into financial risk management and analytics. Mr. Lee is a graduate of the City University of Hong Kong, with international experience in Singapore, Dubai, and London.

Mr. Xavier Zee is our chief financial officer and chief financial officer of our Controlling Shareholder. Mr. Zee joined our Controlling Shareholder in November 2020. Mr. Zee currently serves as a non-executive director of Airstar Bank Limited. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in July 2008, and has over 24 years of experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry, in Mainland China and Hong Kong. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in December 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

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

For the year ended December 31, 2023, we paid an aggregate of US$67 thousand in cash compensation (inclusive of directors’ fees) to our directors. Directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.

For the year ended December 31, 2023, we paid an aggregate of US$1.5 million in cash compensation to our executive officers, excluding compensation paid to the executive officers who also serve and receive compensation as our directors.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our Hong Kong subsidiaries are required by the Mandatory Provident Fund Schemes Ordinance of Hong Kong to make monthly contributions to the mandatory provident fund scheme in an amount equal to at least 5% of an employee’s salary subject to a cap of HK$1,500 per month per employee.

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

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2019 Plan or the award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

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

Executive Management Committee of the Board of Directors

We have established an executive management committee under the board of directors as the core of our management decision hub and comprehensive and robust risk management system to conclude key management decisions, evaluate risks across our business lines, and ensure compliance with the applicable laws and regulations.

Our executive management committee is responsible for (i) overseeing our operational and business activities, (ii) managing risks across all business units and mid-to-back office functions, (iii) implementing and executing policies and strategies as determined by our board of directors, and (iv) appointing our chief executive officer on a 6-month rotation basis. The executive management committee supervises our chief executive officer and the rest of the management team, and our chief executive officer regularly reports to the executive management committee as part of our overall corporate management and oversight.

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

We, inclusive of controlling subsidiaries and joint ventures, had 39, 116 and 232 employees as of December 31, 2021, 2022, and 2023, respectively. As of December 31, 2023, we had approximately 161 employees in Asia and 71 employees in Europe and the United States.

The following tables sets forth the number of our employees by function as of December 31, 2023.

Function	Number of Employees	Percentage
Executive officers	4	1.7%
Licensed professionals	9	3.9%
Supporting staff	219	94.4%

Total	232	100.0%

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

As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance for all employees in Hong Kong. The contributions to the MPF scheme are based on a minimum statutory contribution requirement of 5% of eligible employees’ aggregate income up to a maximum of HK$1,500 per employee per month. The assets of this pension scheme are held separately from those of our group in independently administered funds. Other than the contributions, we have no further obligation for the payment of retirement and other post-retirement benefits of our employees in Hong Kong.

Multiple Appointments

The nominating and corporate governance committee and the board are of the view that our directors and executive officers who hold multiple appointments on both our company, AMTD IDEA Group and AMTD Group are able to devote sufficient time to the management of our company.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 476,292,715 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 242,765,736 Class A ordinary shares, and (ii) 233,526,979 Class B ordinary shares.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Dr. Feridun Hamdullahpur	—	—	—	—
Dr. Timothy Tong	—	—	—	—
Dr. Annie Koh	—	—	—	—
Mr. Jazz Li
Mr. Marcellus Wong	—	—	—	—
Mr. Raymond Yung	—	—	—	—
Mr. Lawrence Lee	—	—	—	—
Mr. Xavier Zee	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholder:
AMTD Group(1)	55,840,530	138,501,179	40.8	85.3

Notes:

*	The address of our directors and executive officers is 66 rue Jean-Jacques Rousseau, 75001 Paris.
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

(1)

AMTD Group directly holds 138,501,179 Class B ordinary shares of the Company and indirectly and effectively holds 55,840,530 Class A ordinary shares of the Company through its subsidiary, AMTD Education Group. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Conyers Trust Company (BVI) Limited, Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The board of directors of AMTD Group consists of Mr. Marcellus Wong and Dr. Feridun Hamdullahpur.

To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 143,698,004 Class A ordinary shares were held of record by one holder that resides in the United States, being

The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

Most of our operations are conducted in Europe, the United Kingdom, the United States, and Asia. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and some of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

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

F.	Disclosure of A Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.	Major Shareholder

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related Party Transactions

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

Our Controlling Shareholder recharged staff costs and premises costs to us. For the year ended December 31, 2023, US$4.6 million was charged by our Controlling Shareholder in this regard. Moreover, starting from July 2022, our Controlling Shareholder charged a fixed service fee of HK$9,000,000 (HK$6,000,000 prior to July 2022) per quarter for other administrative expenses to us.

In August 2019, we entered into an intercompany financing agreement with our Controlling Shareholder, we made unsecured, interest bearing advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. As of December 31, 2023, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was US$1,057.0 million. For the year ended December 31, 2023, interest income of US$10.5 million was charged to our Controlling Shareholder.

On December 31, 2023, US$40 million out of the amount of the outstanding balance due from our Controlling Shareholder and its subsidiaries was offset against the consideration for the 4,773,269 Class B ordinary shares repurchased from our Controlling Shareholder.

AMTD Digital entered into an agreement with our Controlling Shareholder in October 2020, pursuant to which AMTD Digital agree to provide advisory and portfolio review services with regard to our Controlling Shareholder’s investment in Airstar Bank, for a fixed annual service fee. In addition to the fixed annual service fee, AMTD Digital is entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from Airstar Bank, including cash or share dividends, regardless of whether on a regular or one-off basis. AMTD Digital is also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of Airstar Bank. However, AMTD Digital is not liable for any loss arising from the disposal of any shares of Airstar Bank by our Controlling Shareholder. This agreement will remain effective until terminated by mutual agreement. For the fiscal year ended December 31, 2023, the total amount of advisory and service fee that we charged our Controlling Shareholder through AMTD Digital was US$2.6 million.

During the year ended December 31, 2022, we acquired a total of 31,732,000 Class A ordinary shares and 24,202,000 Class B ordinary shares of AMTD Digital Inc., priced at US$17.75 per share, from certain of its shareholders, for a total consideration of approximately US$992.6 million, including US$742.6 million from our Controlling Shareholder and fellow subsidiaries. We issued a total of 67,200,330 Class A ordinary shares and 51,253,702 Class B ordinary shares in settlement of the consideration payable for the acquisition. AMTD Digital Inc. is a comprehensive one-stop digital solutions platform in Asia and was a subsidiary of AMTD Group prior to the acquisition. AMTD Digital Inc. became our consolidated subsidiary as a result of the acquisition.

During the year ended December 31, 2023, we acquired 96.1% of the equity interest in AMTD Assets from AMTD Group at a consideration of US$268 million which was settled by us through the issuance of 30,875,576 Class B ordinary shares. AMTD Assets holds a global portfolio of premium whole building properties. AMTD Assets became our consolidated subsidiary as a result of acquisition.

Other Transactions with Related Parties

In March 2020, AMTD IDEA Group listed the MTN Program on the Stock Exchange of Hong Kong Limited and, subsequently in April 2020, AMTD IDEA Group dual listed the MTN Program on the SGX-ST. Later in the same month, we extended the exchange offer under the MTN Program. For further details, see “Item 4.— Information on the Company—A. History and Development of the Company—Our Company.” In May 2020, we issued US$200 million 7.25% senior perpetual securities and SG$50 million 4.5% senior perpetual securities. On October 27, 2021, approximately SG$11.2 million 4.5% senior perpetual securities were repurchased from other subsidiaries of AMTD Group.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Options

As of the date of this annual report, no awards have been granted under the 2019 Plan

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

Other Matters

AMTD Group, our Controlling Shareholder, was founded by CK Hutchison Holdings Limited in 2003. The management teams of AMTD Group were appointed by CK Hutchison Holdings Limited. In late 2015, L.R. Capital Group Inc., or L.R. Capital, acquired a majority stake in AMTD Group and the then management team was replaced by the current management team in 2016. L.R. Capital ceased to hold shares and has not been a shareholder of AMTD Group since December 31, 2021.

In December 2022, we disposed of our subsidiary, AMTD Securities Limited, which directly holds 100% of the equity interest in AMTD GM, to certain independent purchasers.

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

The ADSs have been listed on NYSE since August 5, 2019. The ADSs are currently traded under the symbol “AMTD.” Our Class A ordinary shares have also been listed on SGX-ST since April 8, 2020 and trade under the symbol “HKB.” On November 22, 2022, we effected a change to the ratio of ADSs to Class A ordinary shares, par value US$0.0001 per share, from one ADS to one Class A ordinary share to one ADS to two Class A ordinary shares. On November 17, 2023, we effected a change to the ratio of ADSs to Class A ordinary shares, par value US$0.0001 per share, from one ADS to two Class A ordinary shares to one ADS to six Class A ordinary shares.

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

There are currently no foreign exchange control restrictions or similar laws, decrees, regulatory or other requirements applicable to us that may affect the following:

(a)	The ability to transfer funds by or to the Company in the form of repatriation of capital and remittance of profits;

(b)	The availability of cash and cash equivalents for use by the Company; and

The remittance of dividends, interest or other payments to holders of the Company’s securities.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations outside of the Cayman Islands based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or our ordinary shares.

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

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. For U.S. federal income tax purposes, a U.S. Holder of the ADSs will generally be treated as the beneficial owner of the our underlying ordinary shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our shares for ADSs will generally not be subject to U.S. federal income tax.

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

We intend to take the position that we were not a PFIC for taxable year ended December 31, 2023 and we do not presently expect to be classified as a PFIC for the current taxable year. Nevertheless, there can be no assurances in this regard because our PFIC status is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. In addition, fluctuations in the market prices of the ADSs or our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, will generally depend on our market capitalization, which is determined based on the market prices of the ADSs and our ordinary shares from time to time, which may be volatile, and which may diverge to reflect different market capitalizations from time to time. A decline in our market capitalization may cause us to become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our valuation of our assets, including our goodwill, and our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or future taxable years.

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

If a U.S. Holder owns the ADSs or our ordinary shares during any taxable year for which we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed with SEC a registration statement on Form F-1 (File No. 333-232224), including the exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with SEC a related registration statement on Form F-6 (File No. 333-232822) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at https://www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to fixed-rate amount due from immediate holding company and bank borrowings. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

Most of our revenues and expenses are denominated in functional currencies of our entities. Certain of our transactions are denominated in foreign currencies and therefore we are exposed to foreign currency risk. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk.

In addition, foreign exchange risk also arises from the possibility that fluctuations in foreign exchange rates can impact the value of financial instruments. The impact of foreign exchange fluctuations in our earnings is included in foreign exchange differences, net in the consolidated statements of cash flows.

To the extent we need to convert U.S. dollars into other currencies for our operations, appreciation of other currencies against the U.S. dollar would reduce the amount in other currencies we receive from the conversion. Conversely, if we decide to convert other currencies into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against other currencies would reduce the U.S. dollar amounts available to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

On November 22, 2022, we effected a change to the ratio of ADSs to Class A ordinary shares, par value US$0.0001 per share, from one ADS to one Class A ordinary share to one ADS to two Class A ordinary shares. On November 17, 2023, we effected a change to the ratio of ADSs to Class A ordinary shares, par value US$0.0001 per share, from one ADS to two Class A ordinary shares to one ADS to six Class A ordinary shares.

Fees and Charges The ADS Holders May Have to Pay

The Bank of New York Mellon, as depositary, will register and deliver American Depositary shares, also referred to as ADSs. Each ADS will represent six ordinary shares (or a right to receive six ordinary shares) deposited with

The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered is located at 240 Greenwich Street, New York, New York 10286.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs $0.05 (or less) per ADS per calendar year	Any cash distribution to ADS holders Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

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

We did not receive any payments from the depositary for its ADR program, in 2023.

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

For the period from August 2, 2019 to December 31, 2023, we have used approximately US$4.2 million of the net proceeds from our initial public offering for business and infrastructure expansion, US$65.7 million for funding potential acquisitions of and investments in complementary businesses and US$23.5 million for general corporate purposes, including working capital needs, branding and marketing activities, upgrading technology infrastructure and other general administrative matters.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in our business and infrastructure expansion, fund potential acquisitions and investments, and use the remainder for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon its evaluation, our senior management has concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu and Audit Alliance LLP, our principal accountants, for the periods indicated. We did not pay or accrue for payment any other fees to our principal accountants during the periods except as indicated below.

	2022	2023
	US$	US$
	(in thousands)
Audit Fees(1)
- Deloitte Touche Tohmatsu	1,081	532
- Audit Alliance LLP	—	900
Audit-related Fees(2)
- Deloitte Touche Tohmatsu	421	306
- Audit Alliance LLP	—	880
All Other Fees(3)
- Deloitte Touche Tohmatsu	311	—

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

On August 22, 2023, our board of directors announced a share repurchase program, under which we may repurchase up to US$20 million of our shares until the expiration of the program on December 29, 2023. On September 22, 2023, our board of directors authorized an increase to this share repurchase program to up to US$40 million. On October 25, 2023, our board of directors extended the term of this share repurchase program to the end of the last business day of the first quarter in 2024. We completed the repurchase authorized under this share repurchase program in February 2024 by way of repurchases of ordinary shares from our Controlling Shareholder for a total consideration of US$40 million from August 2023 to February 2024 through privately negotiated transactions and at negotiated prices.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective from April 22, 2024, we engaged Audit Alliance LLP (“Audit Alliance”) as our independent registered public accounting firm to rotate out Deloitte Touche Tomatsu (“Deloitte”), to audit our consolidated financial statements as of and for each of the fiscal years ended December 31, 2021, 2022 and 2023. The replacement of Deloitte and the appointment of Audit Alliance were made as part of the global auditor rotation process being initiated by the audit committee and approved by our board to conform with our board’s policy on auditor independence.

Our Company adopted United States generally accepted accounting principles (“US GAAP”) for the first time in preparing its consolidated financial statements as of and for each of the fiscal years ended December 31, 2021, 2022 and 2023. Audit Alliance represents the first independent registered public accounting firm engaged by our Company to audit our financial statements prepared in accordance with US GAAP. Therefore, there is no inclusion of IFRS reports in the Form 20-F. An Item 16F letter from Deloitte, our predecessor auditor engaged in the audit of our financial statements prepared in accordance with IFRS, for submission to the Securities and Exchange Commission is not obtained.

ITEM 16G.	CORPORATE GOVERNANCE

As a “controlled company” as defined under the NYSE Listed Company Manual, we are permitted to, and we have elected, not to comply with certain corporate governance requirements. We have elected to rely on exemptions with respect to the requirement that we have a compensation committee that is composed entirely of independent directors. We followed home country practice with respect to annual general meetings and did not hold an annual general meeting of shareholders in 2023. We also relied upon the home country exemption in lieu of the requirement for shareholder approval of share issuances (i) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (ii) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance.

Other than as described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall executive management controls system.

Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a program of surveillance on our corporate network, continuous testing of aspects of our security posture, and regular cybersecurity training sessions for our key employees. Our IT department is actively engaged in continuous monitoring of the performance of our infrastructure to ensure prompt identification and response to potential issues, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing our company’s cybersecurity risk management and be informed on risks from cybersecurity threats. Our board of directors will review, approve, and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) relating to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of our company. In addition, on the management level, we have established a cybersecurity taskforce to oversee and manage cybersecurity related matters and formulate policies as necessary. Pursuant to the internal controls and procedures in connection with cybersecurity, our cybersecurity disclosure taskforce reports to our board of directors, as needed, regarding its assessment, identification, and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our cybersecurity disclosure taskforce will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AMTD IDEA Group are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on March 2, 2022)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2023)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document
4.6	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.7	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.8	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.9	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.10	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.11	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

4.12	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

4.13	Sale and Purchase Agreement between AMTD Group Company Limited and the Registrant dated July 9, 2021 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.14	Share Repurchase Agreement between AMTD Group Company Limited and the Registrant dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.15	Share Purchase Agreement between the Registrant and Cheng Huang dated December 27, 2021 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.16	Business Loan Agreement between the Registrant and East West Bank dated December 28, 2021 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.17	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.18	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated December 29, 2021 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.19	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

Exhibit Number	Document
4.20	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.21	Share Purchase Agreement between the Registrant and NGSP Holdings Limited dated January 15, 2022 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.22	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated January 19, 2022 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.23	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated January 19, 2022 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.24	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.25	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.26	Share Purchase Agreement between the Registrant and AMTD Education Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.27	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.28	Share Purchase Agreement between the Registrant and AMTD Group Company Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.29	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.30	Share Purchase Agreement between the Registrant and Poly Platinum Enterprises Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.31	Share Purchase Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.1 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)

4.32	Registration Rights Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)

4.33	Form of Share Subscription Agreement by and between the Registrant and each investor, and a schedule of all executed agreements adopting the same form (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 21, 2023)

4.34*#	Business Loan Agreement between AMTD Digital Inc. and a regional bank dated February 15, 2023

Exhibit Number	Document

8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Letter from Ernst & Young to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

97*	Clawback Policy

101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*	Inline Taxonomy Extension Scheme Document

101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline Taxonomy Extension Label Linkbase Document

101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.
#	Portions of this exhibit have been omitted or redacted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD IDEA Group

By:	/s/ Lawrence Lee
	Name:	Lawrence Lee
	Title:	Chief Executive Officer
	Date:	May 13, 2024

AMTD IDEA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of AMTD IDEA Group
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of AMTD IDEA Group and subsidiaries (the “Company”) as of December 31, 2021, 2022 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the three years period ended 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2022 and 2023, and the results of its operations and its cash flows for each of the three years ended December 31, 2023 in conformity with US generally accepted accounting principles.
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

AUDIT ALLIANCE LLP
Singapore
May 13, 2024
We have served as the Company’s auditor since 2024.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2021	2022	2023
		US$	US$	US$

REVENUE
Capital market solutions services income (including income generated from related parties of US$13,565 , US$1,152 and nil for the years ended December 31, 2021, 2022 and 2023, respectively)		87,535	74,305	—
Digital solutions and other services income (including income generated from related parties of nil , US$1,596 and US$ 2,554 for the years ended December 31, 2021, 2022 and 2023, respectively)		—	23,440	13,469
Fashion, art s and luxury media advertising and marketing services income (including income generated from related parties of nil , US$2,888 and US$2,726 for the years ended December 31, 2021, 2022 and 2023, respectively)		—	7,620	14,474
Hotel operations, hospitality and VIP services income		—	—	10,301
Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets (including net disposal gain from related parties of US$16,094 , nil and nil for the years ended December 31, 2021, 2022 and 2023, respectively)		22,360	28,518	133,569
Net fair value changes on financial assets at fair value through profit or loss (except fair value change on derivative financial assets and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets)		76,867	(20,609)	(40,899)
Net fair value changes on derivative financial assets	14	(6,947)	61,897	—

	5	179,815	175,171	130,914
Other income	5	16,149	18,063	22,942
Other gain	5	—	19,598	68,797
Impairment losses under expected credit loss model on financial assets	12, 30(B)(i)	—	(501)	(4,988)
Other operating expenses	6	(10,779)	(22,801)	(29,351)
Staff costs	7	(12,296)	(16,504)	(20,083)
Finance costs	8	(1,650)	(859)	(8,199)
Share of losses of joint ventures		—	—	(2,335)
Net fair value changes on derivative financial liability	26	—	1,704	—

PROFIT BEFORE TAX		171,239	173,871	157,697
Income tax expense	9	(14,059)	(13,405)	(4,314)

PROFIT FOR THE YEAR		157,180	160,466	153,383

Attributable to:
Owners of the parent:
- Ordinary shareholders		141,045	141,733	134,436
- Holders of perpetual securities	28	16,175	15,702	8,558
Non-controlling interests		(40)	3,031	10,389

		157,180	160,466	153,383

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (US$ per share)	10	0.62	0.47	0.37

Diluted (US$ per share)	10	0.62	0.47	N/A

Class B ordinary shares:
Basic (US$ per share)	10	0.62	0.47	0.37

Diluted (US$ per share)	10	0.62	0.47	N/A

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2021	2022	2023
		US$	US$	US$

PROFIT FOR THE YEAR		157,180	160,466	153,383
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		95	213	(2,382)
Share of other comprehensive expense of joint ventures		—	—	(306)
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations		—	16	2,695
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency		(6,798)	2,103	(489)

OTHER COMPREHENSIVE INCOME FOR THE YEAR		(6,703)	2,332	(482)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		150,477	162,798	152,901

Attributable to:
Owners of the parent:
- Ordinary shareholders		134,304	144,254	134,116
- Holders of perpetual securities	28	16,175	15,702	8,558
Non-controlling interests		(2)	2,842	10,227

		150,477	162,798	152,901

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		As of January 1, 2021	As of December 31,
	Notes		2021	2022	2023
		US$	US$	US$	US$

Assets
Current assets
Accounts receivable	11	9,980	11,097	24,068	5,525
Prepayments, deposits and other receivables	12	3,210	2,811	124,223	16,436
Due from immediate holding company	30(B)(i)	835,560	275,127	287,178	1,057,007
Financial assets at fair value through profit or loss	13	8,070	—	—	—
Derivative financial asset	14	132,080	124,404	185,069	—
Tax recoverable		—	—	398	2,327
Other assets	15	25,450	17,453	1,234	1,020
Restricted cash	16	—	—	415	135
Cash and bank balances	16	58,560	67,494	138,297	120,234

Total current assets		1,072,910	498,386	760,882	1,202,684

Non-current assets
Property, plant and equipment	17	10	9	12	70,054
Goodwill	18	—	—	7,525	—
Intangible assets	19	1,960	1,946	96,967	118,423
Financial assets at fair value through profit or loss	13	283,000	357,352	195,337	79,607
Interests in joint ventures	20	—	—	—	15,822

Total non-current assets		284,970	359,307	299,841	283,906

Total assets		1,357,880	857,693	1,060,723	1,486,590

Equity and liabilities
Current liabilities
Accounts payable	21	26,060	19,884	10,556	9,382
Bank borrowings	22	29,960	49,879	20,122	65,793
Other payables and accruals	23	16,561	11,829	16,904	19,260
Due to a non-controlling shareholder	30B(ii)	—	—	—	55,803
Provision	24	—	—	4,079	3,866
Tax payable		15,900	17,460	2,883	2,956

Total current liabilities		88,481	99,052	54,544	157,060

Non-current liabilities
Bank borrowings	22	—	—	458	30,373
Deferred tax liabilities	25	—	—	3,307	5,583
Derivative financial liability	26	1,670	1,764	—	—
Convertible bond	26	13,320	14,362	—	—

Total non-current liabilities		14,990	16,126	3,765	35,956

Total liabilities		103,471	115,178	58,309	193,016

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		As of January 1, 2021	December 31,
	Notes		2021	2022	2023
		US$	US$	US$	US$
Equity
Class A ordinary shares	27	6	6	12	22
Class B ordinary shares	27	19	19	26	26
Treasury shares	27	—	(642,055)	(962,658)	(734,658)
Capital reserve		581,998	581,997	988,965	924,348
Exchange reserve		7,211	470	2,991	2,671
Retained profits		428,033	571,129	712,862	859,849

Total equity attributable to ordinary shareholders of the Company		1,017,267	511,566	742,198	1,052,258
Non-controlling interests		423	2,422	31,740	7,078
Perpetual securities	28	236,719	228,527	228,476	234,238

Total equity		1,254,409	742,515	1,002,414	1,293,574

Total liabilities and equity		1,357,880	857,693	1,060,723	1,486,590

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

	Share capital	Capital reserve	Treasury shares	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Equity attributable to holders of perpetual securities	Non-controlling interests	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$	US$

As of January 1, 2021	25	581,998	—	7,211	428,033	1,017,267	236,719	423	1,254,409
Profit for the year	—	—	—	—	141,045	141,045	16,175	(40)	157,180
Other comprehensive (expense) income for the year	—	—	—	(6,741)	—	(6,741)	—	38	(6,703)

Total comprehensive (expense) income for the year	—	—	—	(6,741)	141,045	134,304	16,175	(2)	150,477

Redemption of perpetual securities (Note 28)	—	—	—	—	2,051	2,051	(8,373)	—	(6,322)
Distribution to holders of perpetual securities (Note 28)	—	—	—	—	—	—	(15,994)	—	(15,994)
Capital injection by non-controlling interest	—	(1)	—	—	—	(1)	—	2,001	2,000
Repurchase of shares from a shareholder	—	—	(642,055)	—	—	(642,055)	—	—	(642,055)

As of December 31, 2021	25	581,997	(642,055)	470	571,129	511,566	228,527	2,422	742,515

As of January 1, 2022	25	581,997	(642,055)	470	571,129	511,566	228,527	2,422	742,515
Profit for the year	—	—	—	—	141,733	141,733	15,702	3,031	160,466
Other comprehensive income for the year	—	—	—	2,521	—	2,521	—	(189)	2,332

Total comprehensive income for the year	—	—	—	2,521	141,733	144,254	15,702	2,842	162,798

Conversion of convertible bond (Note 26)		14,469	—	—		14,469	—	—	14,469
Distribution to holders of perpetual securities (Note 28)	—	—	—	—	—	—	(15,753)	—	(15,753)
Issuance of shares (Note 27)	1	49,999	—	—	—	50,000	—	—	50,000
Acquisition of AMTD Digital under common control (Note 33(b))	—	(774,197)	—	—	—	(774,197)	—	14,095	(760,102)
Issuance of shares in acquisition of AMTD Digital (Note 33(b))	12	992,633	—	—	—	992,645	—	—	992,645
Issuance of shares by AMTD Digital upon listing	—	84,433	—	—	—	84,433	—	53,792	138,225
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,780)	(1,780)
Repurchase of shares by a subsidiary	—	39,631	—	—	—	39,631	—	(39,631)	—
Repurchase of shares from a shareholder	—	—	(320,603)	—	—	(320,603)	—	—	(320,603)

As of December 31, 2022	38	988,965	(962,658)	2,991	712,862	742,198	228,476	31,740	1,002,414

As of January 1, 2023	38	988,965	(962,658)	2,991	712,862	742,198	228,476	31,740	1,002,414
Profit for the year	—	—	—	—	134,436	134,436	8,558	10,389	153,383
Other comprehensive income for the year	—	—	—	(320)	—	(320)	—	(162)	(482)

Total comprehensive income for the year	—	—	—	(320)	134,436	134,116	8,558	10,227	152,901

Distribution to holders of perpetual securities (Note 28)	—	—	—	—	—	—	(2,796)	—	(2,796)
Issuance of shares (Note 27)	9	93,591	—	—	—	93,600	—	—	93,600
Issuance of shares in acquisition of AMTD Assets (Note 33(a))	—	(275,154)	268,000	—	—	(7,154)	—	4,000	(3,154)
Issuance of shares in acquisition of The Art Newspaper SA (Note 33(a))	1	11,213	—	—	—	11,214	—	—	11,214
Issuance of shares by AMTD Digital	—	78,686	—	—	—	78,686	—	21,314	100,000
Acquisition of additional interests of the subsidiaries	—	12,551	—	—	—	12,551	—	(14,198)	(1,647)
Disposal of subsidiaries	—	(12,551)	—	—	12,551	—	—	(18,958)	(18,958)
Change in shareholding of subsidiaries during the year without losing control	—	(694)	—	—	—	(694)	—	694	—
Repurchase of shares by a subsidiary	—	27,741	—	—	—	27,741	—	(27,741)	—
Repurchase of shares from a shareholder	—	—	(40,000)	—	—	(40,000)	—	—	(40,000)

As of December 31, 2023	48	924,348	(734,658)	2,671	859,849	1,052,258	234,238	7,078	1,293,574

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2021	2022	2023
		US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		171,239	173,871	157,697
Adjustments for:
Interest income	5	(14,928)	(16,256)	(20,192)
Finance costs	8	1,650	859	8,199
Depreciation	6	6	12	1,766
Amortization	6	—	726	857
Dividend income	5	(6,266)	(6,412)	(9,935)
Gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets	5	(16,094)	(22,106)	(123,634)
Gain from a bargain purchase	3 3	—	(4,848)	(4,469)
Gain from disposal of subsidiaries	5	—	(14,750)	(64,328)
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets)	5	(76,867)	20,609	40,899
Net fair value changes on derivative financial asset s	14	6,947	(61,897)	—
Net fair value changes on derivative financial liability	26	—	(1,704)	—
Share of losses of joint ventures		—	—	2,335
Impairment losses under expected credit loss model on financial assets	12, 30	—	501	4,988

Operating cash flows before changes in working capital		65,687	68,605	(5,817)
(Increase)/decrease in accounts receivable		(1,175)	(29,225)	10,668
Decrease in prepayments, deposits and other receivables		379	11,489	5,326
Increase/(decrease) in other payables and accruals		(4,640)	(11,432)	15,570
Decrease in restricted cash		—	65	280
Decrease in provisions		—	(95)	(355)
Changes in accounts payable and other assets		1,831	7,736	(1,156)
Repayment of operating lease liabilities		—	—	(81)

Cash generated from operations		62,082	47,143	24,435
Profits tax paid		(12,408)	(30,992)	(1,605)
Dividend received		6,266	6,412	9,935
Interest received		2	4,058	7,213

Net cash generated from operating activities		55,942	26,621	39,978

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of items of property, plant and equipment	17	—	(2)	(72)
Purchase of financial assets at fair value through profit or loss		(1,279)	(4,806)	(1,591)
Increase in amount due from immediate holding company		(44,731)	(68,723)	(404,364)
Acquisition of subsidiaries, net of cash acquired	33	—	13,326	1,347
Cash disposed of upon disposal of subsidiaries		—	(18,473)	(514)
Acquisition of additional interests of the subsidiaries		—	—	(1,647)
Collection of consideration receivable		—	—	90,687
Amount received from former subsidiaries		—	—	23,860
Amount received from a non-controlling shareholder of a subsidiary		—	—	20,000
Amount received from amounts due from joint ventures		—	—	6,515
Advance to a non-controlling shareholder of a subsidiary		—	—	(1,561)
Receipt of return from movie income right investments		—	2,680	—
Proceeds from disposal of financial assets at fair value through profit or loss		—	2,047	373

Net cash used in investing activities		(46,010)	(73,951)	(266,967)

AMTD IDEA GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2021	2022	2023
		US$	US$	US$

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares		—	25,041	93,600
Proceeds from issue of shares of a subsidiary		—	139,149	100,000
Repayment of bank borrowings		—	(29,895)	(396)
Redemption of perpetual securities		(6,322)	—	—
Proceeds from bank borrowings		20,000	—	25,000
Distribution to perpetual securities holders	28	(15,941)	(15,853)	(2,796)
Financing costs paid		(600)	(803)	(6,060)
Capital injection by non-controlling interest		1,990	—	—

Net cash flows (used in)/generated from financing activities		(873)	117,639	209,348

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		9,059	70,309	(17,641)
Cash and cash equivalents at beginning of year		58,561	67,494	138,297
Effect of foreign exchange rate change, net		(126)	494	(422)

CASH AND CASH EQUIVALENTS AT END OF YEAR		67,494	138,297	120,234

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	16	67,494	138,297	120,234

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

1	CORPORATE INFORMATION
AMTD IDEA Group (the “Company”) is a limited liability company incorporated in Cayman Islands on February 4, 2019. The Company completed its initial public offering on New York Stock Exchange on August 5, 2019 and its shares are listed on Singapore Exchange on April 8, 2020.
The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) are involved in the provision of capital market solutions services, digital solutions and other services, fashion, arts and luxury media advertising and marketing services, and strategic investment.
The Company’s immediate holding company is AMTD Group Inc. (formerly known as AMTD Group Company Limited) (“AMTD Group”), a company incorporated in the British Virgin Islands (“BVI”).
Information about principal subsidiaries
Particulars of the Company’s principal subsidiaries are as follows:

Name	Place of incorporation	Issued and registered share capital#	Percentage of equity and voting rights attributable to the Company						Principal activities
			2021		2022		2023
			Direct	Indirect	Direct	Indirect	Direct	Indirect
AMTD International Holding Group Limited) (“AMTD IHG”)	Hong Kong (“HK”)	HK$500,000	100%	—	100%	—	100%	—	Investment holding
AMTD Strategic Investment Limited	HK	HK$1	—	100%	—	100%	—	100%	Strategic investment
AMTD Overseas Limited	HK	HK$1	—	100%	—	100%	—	100%	Strategic investment
AMTD Investment Inc.	Cayman Islands	US$1	100%	—	100%	—	100%	—	Investment holding
AMTD Strategic Investment (BVI) Limited	BVI	US$1	—	100%	—	100%	—	100%	Investment holding
AMTD IDEA International Limited	BVI	US$1	—	100%	—	100%	—	100%	Investment holding
L’Officiel Inc. SAS (“L’Officiel”)	France	EUR6,960,100	—	—	—	100%	—	97.1%	Investment holding and provision of fashion and luxury media advertising, art and marketing services
The Art Newspaper SA	Switzerland	CHF1,400,000	—	—	—	—	—	97.1%	Investment holding and provision of fashion, arts and luxury media advertising and marketing services
AMTD Digital Inc. (“AMTD Digital”)*	Cayman Islands	US$7,658	—	—	84.9%	—	85.2%	—	Investment holding
AMTD Risk Solutions Group Limited	HK	HK$500,000	—	—	—	84.9%	—	85.2%	Provision of digital solutions and other services

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

1	CORPORATE INFORMATION (CONTINUED)
Information about principal subsidiaries (continued)
Particulars of the Company’s principal
subsidiaries
are as follows (continued):

Name	Place of incorporation	Issued and registered share capital#	Percentage of equity and voting rights attributable to the Company						Principal activities
			2021		2022		2023
			Direct	Indirect	Direct	Indirect	Direct	Indirect

AMTD Assets Group (“AMTD Assets”)*	Cayman Islands	US$10,410	—	—	—	—	—	81.9%	Investment holding
AMTD World Media and Entertainment Group	Cayman Islands	US$182,839,871	—	—	—	84.9%	97.1%	—	Provision of media and entertainment business and investment holding

*
During the year ended December 31, 2022 and 2023, the Company acquired AMTD Digital and AMTD Assets, respectively, and became subsidiary of the Group. Since the Group, AMTD Digital and AMTD Assets are under common control of AMTD Group, the acquisition of AMTD Digital and AMTD Assets has been accounted for as business combination under common control which has been detailed in Note 2.

#	All amounts in dollars in this note only.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial assets and derivative financial liability which are measured at fair value. The consolidated financial statements are presented in United States Dollars (“US$”) unless otherwise stated.

2.1	BASIS OF PRESENTATION
Basis of preparation
The Group’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For the purpose of preparation of the consolidated financial statements, information is considered material if such information is reasonably expected to influence decision made by primary users.
In preparing the consolidated financial statements, the Company’s opening consolidated statement of financial position was prepared as at January 1, 2021, the Company’s date of transition from International Financial Reporting Standards (“IFRS”) to U.S. GAAP. There is no adjustment made by the Company in transitioning its IFRS consolidated financial statements to U.S. GAAP.
The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss, derivative financial assets and derivative financial liability which are measured at fair value.
Recent accounting pronouncements
The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.1	BASIS OF PRESENTATION (CONTINUED)
Basis of preparation (continued)
Recent accounting pronouncements (continued)

historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. ASU 2016-13 was subsequently amended by ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, ASU 2019-04 Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-05, Targeted Transition Relief. In November 2019, the FASB issued ASU 2019-10, which extends the effective date for the adoption of ASU 2016-13. In November 2019, the FASB issued ASU 2019-11 to clarify its new credit impairment guidance in ASU 326. Accordingly, for public entities that are not smaller reporting entities, ASU 2016-13 and its amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, this guidance and its amendments will be effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. As an emerging growth company, the Company adopted this guidance on January 1, 2023 and the adoption of this ASU did not have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures were adopted on a retrospective basis and the new disclosures were adopted on a prospective basis.
The Company adopted this guidance on date of initial adoption and the adoption of this ASU did not have a material impact on its consolidated financial statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company adopted this guidance on January 1, 2021 and the adoption of this ASU did not have a material impact on its consolidated financial statements.

2.2	SIGNIFICANT ACCOUNTING POLICIES
Basis of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2021, 2022 and 2023. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.

F-1
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Basis of consolidation (continued)

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
non-controlling
interests’ proportionate interests.
Any difference between the amount by which the
non-controlling
interests are adjusted, and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.
When the Group loses control of a subsidiary, the assets and liabilities of that subsidiary and non-controlling
interests (if any) are derecognized. A gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill), and liabilities of the subsidiary attributable to the owners of the Company. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.
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
Acquisitions of businesses, other than business combination under common control are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value,

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Business combinations (continued)

which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

•	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with relevant guidance;

•
liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with relevant guidance;

•	assets (or disposal groups) that are classified as held for sale are measured in accordance with that standard; and

•
lease liabilities are recognized and measured at the present value of the remaining lease payments as if the acquired leases were new leases at the acquisition date, except for leases for which the lease terms ends within 12 months of the acquisition date.
Right-of-use
assets are recognized and measured at the same amount as the relevant lease liabilities, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net amount of the identifiable assets acquired and the liabilities assumed as of acquisition date. If, after re-assessment,
the net amount of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
Non-controlling
interests that are present ownership interests and entitle their holders to a proportionate share of the relevant subsidiary’s net assets in the event of liquidation are initially measured at fair value.
Business combinations under common control
The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis (referred to herein as predecessor accounting) which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

•	Assets and liabilities of the acquired entity are stated at carrying amounts. Fair value measurement is not required.

•	Income statement reflects the results of the combining parties.

•	No new goodwill arises in predecessor accounting.

F-1
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Business combinations under common control (continued)

•
Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve within the unaudited interim condensed consolidated statements of changes in equity.

Investments in joint ventures
A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
The Group’s investment in joint ventures are stated in the consolidated statement of financial position at cost and the Group’s share of net assets under the equity method of accounting, less any impairment losses. The financial statements of joint ventures used for equity accounting purposes are prepared using uniform accounting policies as those of the Group for similar transactions and events in similar circumstances. Appropriate adjustments have been made to conform the joint venture’s accounting policies to those of the Group. The Group’s share of the post-acquisition results and other comprehensive income of joint ventures is included in the consolidated statement of profit or loss and other comprehensive income, respectively. Changes in net assets of joint venture other than profit or loss and other comprehensive income are not accounted for unless such changes resulted in changes in ownership interest held by the Group. When the Group’s share of losses of a joint venture exceeds the Group’s interest in that joint venture exceeds the Group’s interest in that joint venture, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.
On acquisition of the investment in a joint venture, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.
Impairments of investments in joint ventures are recognized only if the impairment are other than temporary. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. A fair value of investments in joint ventures that is less than its carrying amount may indicate a loss in investments in joint ventures. An impairment loss of investments in joint ventures that is other than a temporary decline is recognized to profit or loss and such impairment loss cannot be reversed subsequently.
When a group entity transacts with a joint venture of the Group, profits and losses resulting from the transactions with the joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the joint venture that are not related to the Group.
Fair value measurement
The Group measures its derivative financial instruments, movie income right investments and equity investments at fair value at the end of each reporting period. Fair value is the price that would be received to

F-1
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Fair value measurement (continued)

sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
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
Impairment of
non-financial
assets
At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use
assets and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the relevant asset is estimated, which is the sum of undiscounted cash flows that are expected to result from the use and eventual disposition of asset or asset group. The recoverable amount of property, plant and equipment, right-of-use
assets, and intangible assets with definite life are estimated recoverable amount of an asset group (i.e. the lowest level of identifiable cash flows that are largely independent of the net cash flows of other groups of assets). An impairment loss is recognized for a depreciable or amortizable asset (asset group) only if the carrying amount of the asset (asset group) exceeds its recoverable amount. If the asset is not recoverable, then an asset’s (asset group’s) impairment is calculated with reference to the fair value of that asset (asset group) in comparison to its carrying amount.
The Group performs an initial qualitative assessment before proceeding with the quantitative test on goodwill and indefinite life intangible asset. If the Group concludes, based on qualitative assessment, that it is not more likely than not that a reporting unit that goodwill allocated to or indefinite life intangible assets is impaired, then the Group is not required to perform a quantitative test for that reporting unit or indefinite life intangible assets.

F-1
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of
non-financial
assets (continued)

Intangible assets with indefinite life are estimated individually. An impairment loss for an indefinite life intangible asset is recognized if the fair value of the asset is less than the asset’s carrying amount. Goodwill is allocated to those reporting units which are operating segments or one level below the operating segment level (component level), if it constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that segment. Goodwill is impaired if the carrying amount of the reporting unit to which it is allocated exceeds the fair value of the reporting unit. An impairment is the excess of the reporting unit’s carrying amount over its fair value.
Corporate assets are not allocated to asset groups in testing long-lived assets for impairment. An additional high-level of asset group is identified (which may be at the entity level), which is tested for impairment after the related lower-level assets groups have been tested.

An impairment loss is not reversed if the fair value of the impaired asset or asset group increase subsequently.
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

F-1
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Property, plant and equipment and depreciation (continued)

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
Depreciation is calculated on a straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Hotel property	Over the shorter of the useful life of 40 years and the remaining lease term

Furniture and fixtures	20%

Computer equipment	33 1 ⁄ 3%
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
Leases
The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
For contracts entered into or modified on or after the date of initial application or arising from business combinations, the Group assesses whether a contract is or contains a lease at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.
Group as a lessee
Allocation of consideration to components to a lease
For a contract that contains a lease component and one or more additional lease or non-lease
components, the Group allocates the consideration in the contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease
components.
Non-lease
components are separated from lease component and are accounted for by applying other applicable standards.

F-1
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Group as a lessee (continued)
Allocation of consideration to components to a lease (continued)

(a)	Right-of-use assets
For both finance and operating leases, the right-of-use asset (“ROU”) is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
For finance leases, the ROU asset is subsequently amortized on a straight-line basis, over the shorter of the lease term or the useful life of the ROU asset.
For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received.
The Group presents
right-of-use
assets in “property, plant and equipment”, the same line item within which the corresponding underlying assets would be presented if they were owned.

(b)	Lease liabilities
Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term.
The lease payments include fixed payments (including
in-substance
fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.
The lease term is determined as the
non-cancellable
period of a lease, together with periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option.
In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification including a change in the lease term and a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.
Intangible assets (other than goodwill)
Intangible assets acquired in a business combination
Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost).
Subsequent to initial recognition, intangible assets acquired in a business combination with finite useful lives are reported at costs less accumulated amortization and any accumulated impairment losses being their

F-1
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Intangible assets (other than goodwill) (continued)
Intangible assets acquired in a business combination (continued)

fair value at the date of the revaluation less subsequent accumulated amortization and any accumulated impairment losses, on the same basis as intangible assets that are acquired separately. Intangible assets acquired in a business combination with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.
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
Financial instruments - Investments and other financial assets

The Group’s financial assets are classified into financial assets at fair value through profit or loss and loans and receivables. The classification depends on nature and purpose of financial assets and is determined at the time of initial recognition.
Financial assets at fair value through profit or loss
Equity investments are generally measured at fair value with changes in fair value recognized through profit or loss.
Loans and receivables
Loans and receivables are classified as either held-for-sale or held-for-investment. When the Group holds an originated or purchased loans or receivables for which it has the intent and ability to hold for the foreseeable future or to maturity or payoff, the loans or receivables should be classified as held-for-investment. Loans and receivables held-for-investment are measured at their amortized cost. If the Group intends to sell loans or receivables, the loans or receivables should be classified as held for sale. Loans and receivables classified as loans held for sale are measured at the lower of cost or fair value, or carried at fair value if the fair value option is elected.
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

F-
20

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial instruments - Investments and other financial assets (continued)
Financial assets at amortized cost (continued)

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
Derecognition of financial assets
Financial assets are derecognized when the Group surrenders control over those assets. The Group has surrendered control over transferred assets only if all the following conditions are met.

•	Legal control: The transferred assets is isolated from the Group, i.e. put legally beyond the reach of the Group.

•
Actual control: (i) the transferee has the right to pledge or exchange the assets (or beneficial interests) that it received; and (ii) no condition both (a) constrains the transferee from taking advantage of its right to pledge or exchange and (b) provides more than a trivial benefit to the Group.

•	Effective control: The Group does not maintain effective control over the transferred financial assets or third party beneficial interests related to those transferred assets.
In derecognizing a transferred financial assets, a gain or loss is recognized based on the difference between the carrying amount of the financial assets of the carrying amount and the sum of the proceeds received for the asset or the participating interest derecognized.
Impairment of financial assets
The Group utilizes the expected credit losses (“ECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, prepayments, deposits and other receivables which is recorded as a liability to offset the receivables. The ECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, prepayments, deposits and other receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

F-2
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)

The Group uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit loss is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical aging schedule and forward-looking macroeconomic conditions.
The allowance for expected credit loss is disclosed accordingly in the relevant notes.
General approach
The ECL model is based on a single measurement approach of full lifetime ECL throughout the life of an instrument.
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

d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

e)	the disappearance of an active market for that financial asset because of financial difficulties.
Write-off
policy
The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off
constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.
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

F-2
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Impairment of financial assets (continued)
Measurement and recognition of ECL (continued)

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.
ECL for trade receivables from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.
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
The Group recognizes an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade receivables from contracts with customers where the corresponding adjustment is recognized through a loss allowance account.
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

F-2
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Financial liabilities (continued)
Financial liabilities at amortized cost (continued)

they are stated at cost. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest rate amortization process.
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

F-2
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
Repurchase of the Company’s own equity instruments is recognized and deducted directly
in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancelation of the Company’s own equity instruments.
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

F-2
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition (continued)

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
The Group considers that all the services promised in a particular contract of being a financial advisor are interdependent and interrelated and should be therefore accounted for as a single performance obligation. As it is unlikely that a customer can obtain benefit before the Group completes all its services from the completion of the underlying transaction and since the contracts do not provide the Group an enforceable right to payment performance completed up to date, the financial advisory fees are recognized at a point in time upon underlying transactions are completed.
Asset management fee primarily includes fees associated with asset management, performance-based incentive fee, brokerage and handling fee. The management fee and the performance-based incentive fee are earned for the provision of asset management services, being provided continuously over the contract period. Asset management fees consist of management and performance fees that are fixed or variable. Variable consideration is determined based on underlying assets under management, i.e. AUM, of a customer’s account at a specified period end. Management fee is recognized when services are performed. Fixed consideration is recognized over the schedule period on a straight-line basis because the customer simultaneously receives and consumes the benefits provided by the Company. Performance-based incentive fee is recognized when the performance target is met and the revenue is not probable of a significant reversal. For asset management services, when a single contract contains both asset management services and brokerage services, the stand-alone selling prices of each of the distinct services underlying the performance obligations (i.e. management fee and performance-based incentive fee for asset management service and brokerage and handling fee for transaction processing service) are stated separately in the contract. These are the observable prices of services when the Company sells each of them separately.
Brokerage and handling fee is recognized at the point in time when the associated service is fulfilled, generally on the trade execution date.
Digital solutions and other service income

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

F-2
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Revenue recognition (continued)
Digital solutions and other service income (continued)

(ii)	Digital solutions services
The Group provides its corporate clients exclusive access to the membership program for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer based on the level of annual fee under the digital solutions and other services segment, which provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered during the period generally ranged from 1 to 3 years. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group. The Group may allow a credit period ranging from 0 to 90 days to its customers for the demand note issued in accordance with the payment schedules. When the Group receives an upfront payment, this will give rise to contract liabilities at the time of the initial sales transaction for which revenue is recognized over the membership service period.
Fashion, arts and luxury media advertising and marketing services
Fashion, arts and luxury media advertising and marketing services income is composed of fashion, arts and luxury magazines and advertising service income and fashion, arts and luxury media licensing and marketing services income. The Group distributes of fashion, arts and luxury publications. The Group also provides advertising services on fashion, arts and luxury magazines to the customers. Revenue is recognized at a point in time when control of the goods has transferred to the customers or upon the edition in which the advertisement is displayed. The Group also provides fashion, arts and luxury media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues of such services over time based on the contract term. The Group allows a credit period up to 90 days to its customers.
Hotel operations, hospitality and VIP services
The Group provides accommodations and other ancillary services to hotel guests. Revenue of hotel operations, hospitality and VIP services are recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation, as the hotel guest simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs.
A contract liability represents the Group’s obligation to transfer services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
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

F-2
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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
Short-term employee benefits are recognized at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognized as an expense.
A liability is recognized for benefits accruing to employees (such as wages and salaries) after deducting any amount already paid.
Foreign currencies
These financial statements are presented in US$. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in profit or loss.

F-2
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
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

F-2
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

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
Credit risk management and ECL estimation
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties, as a means of mitigating the risk of financial loss from defaults. The Group’s exposure of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the management periodically.
The carrying amount of financial assets recorded in the consolidated financial statements, grossed up for any allowances for losses, represents the Group’s maximum exposure to credit risk.
Other than accounts receivable mentioned in Note 11, the credit risk on liquid funds is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on other receivables are not significant after considering counterparties’ financial background and creditability. During the year ended December 31, 2021, 2022 and 2023, the Group recognized ECL for other receivables of nil, US$501 and nil
,

respectively.
The directors of the Company continuously monitor the credit quality and financial position of the immediate holding company and the level of exposure to ensure that the follow-up action is taken to recover the debt. The directors of the Company make individual assessment based on historical settlement records, past experience, and also quantitative and qualitative information that are reasonable and supportive

F-
30

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)
Credit risk management and ECL estimation (continued)

forward-looking information (i.e. the forecasted default rate expected by the international credit-rating agencies). During the year ended December 31, 2021, 2022 and 2023, the Group recognized ECL for amount due from immediate holding company of
nil
,
nil
and US$
4,988
,

respectively.
The Group has loss allowance for other receivables of nil, US$501 and US$501 and amount due from immediate holding company of nil, nil and US$4,988 as of December 31, 2021, 2022 and 2023, respectively.

4.	OPERATING SEGMENT INFORMATION
The Group now operates its businesses in five operating segments: capital market solutions segment, digital solutions and other services segment, media and entertainment segment, hotel operations, hospitality and VIP services segment and strategic investment segment. The following summary describes the operations in each of the Group’s reportable segment:
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

(b)
The digital solutions and other services segment provides its institutional and corporate clients with exclusive, paid access to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation, as well as provides digital financial solution services.

(c)
Media and entertainment segment. which arises from the business acquisition of L’Officiel and The Art Newspaper SA in current and prior periods, engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

(d)	Hotel operations, hospitality and VIP services segment: The Group engages in hotel investments, hotel operations, hospitality and VIP services since the acquisition of AMTD Assets.

(e)
The strategic investment segment engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie income right investments).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of ECL, attributable costs of specialized staff, commission paid to asset management segment consistently with the Group’s profit before tax from operations. Net fair value change on derivative financial liability, other income, other gain, finance costs and corporate expenses such as staff costs not directly attributable to segments, office rental and administrative expenses are excluded from such measurement.

F-
3
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment assets exclude property, plant and equipment other than hotel property, amounts due from immediate holding company, prepayments, deposits and other receivables, tax recoverable, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.
Segment liabilities exclude tax payable, derivative financial liability, bank borrowings, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.
Segment revenue and results
The following tables present information by segment, with prior period segment information retrospectively recast to conform to current period presentation:
For the year ended December
 31, 2021

	Capital market solutions US$	Strategic investment US$	Total US$
Segment revenue (Note 5) Revenue
—from contract with customers	87,535	—	87,535
—others	—	92,280	92,280

	87,535	92,280	179,815

Segment results	85,708	92,280	177,988

Unallocated other income			16,149
Unallocated finance costs			(1,650)
Corporate and other unallocated expenses			(21,248)

Profit before tax			171,239

Other segment information
Depreciation			6

F-3
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)
Segment revenue and results (continued)

For the year ended December
 31, 2022

	Capital market solutions	Digital solutions and other services	Media and entertainment	Strategic investment	Total
	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	74,305	23,440	7,620	—	105,365
—others	—	—	—	69,806	69,806

	74,305	23,440	7,620	69,806	175,171

Segment results	72,140	21,299	2,725	69,806	165,970

Unallocated other income					18,063
Unallocated other gain					19,598
Unallocated finance costs					(859)
Unallocated net changes in fair value on derivative financial liability					1,704
Corporate and other unallocated expenses					(30,605)

Profit before tax					173,871

Other segment information
Depreciation and amortization					738

For the year ended December
 31, 2023

	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	—	13,469	14,474	10,301	—	38,244
—others	—	—	—	—	92,670	92,670

	—	13,469	14,474	10,301	92,670	130,914

Segment results	(1,276)	9,126	3,239	2,106	92,670	105,865

Unallocated other income						22,942
Unallocated other gain						68,797
Unallocated finance costs						(8,199)
Corporate and other unallocated expenses						(31,708)

Profit before tax						157,697

Other segment information
Depreciation and amortization						2,623

F-3
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

Segment assets and liabilities

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Segment assets
Capital market solutions	30,467	10,429	—
Digital solut ions and other services	—	23,691	1,480
Media and entertainment	—	93,754	126,028
Hotel operations, hospitality and VIP services	—	—	85,495
Strategic investment	481,757	380,407	79,607

Total segment assets	512,224	508,281	292,610
Unallocated corporate assets	345,469	552,442	1,193,980

Total assets	857,693	1,060,723	1,486,590

Segment liabilities
Digital solutions and other services	19,965	2,324	15,621
Media and entertainment	—	23,270	27,361
Hotel operations, hospitality and VIP services	—	—	106,742

Total segment liabilities	19,965	25,594	149,724
Unallocated corporate liabilities	95,213	32,715	43,292

Total liabilities	115,178	58,309	193,016

Geographical information
The following table sets forth the Group’s revenue from contract with customers by geographical areas based on the location of the customers:
For the year ended December 31, 2021

Total
US$
China (including Hong Kong)	87,050
Others	485

87,535

For the year ended December 31, 2022

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Total
	US$	US$	US$	US$
China (including Hong Kong)	74,305	23,253	—	97,558
Europe	—	—	2,461	2,461
America	—	—	4,090	4,090
Others	—	187	1,069	1,256

	74,305	23,440	7,620	105,365

F-3
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)
Geographical information (continued)

For the year ended December 31, 2023

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
China (including Hong Kong)	—	13,469	—	5,132	18,601
Europe	—	—	6,582	—	6,582
America	—	—	5,250	5,169	10,419
Others	—	—	2,642	—	2,642

	—	13,469	14,474	10,301	38,244

As of December 31, 2023,
non-current
assets other than financial instruments of US$69,739 (2022:

US$9
and 2021:

US$1,955
)
,

US$15,942 (2022:

US
$11,616
and 2021:

nil) and
 US$118,618 (2022: US$92,879
and 2021:

nil), for the purpose of geographical information were located in Hong Kong, Singapore and Europe, respectively.

5.	REVENUE, OTHER INCOME AND OTHER GAIN
A. Revenue
An analysis of revenue is as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	3,737	12,070	—
Financial advisory fee	73,072	54,614	—
Management fee and performance-based incentive fee	7,362	2,144	—
Brokerage and handling fees	3,262	5,403	—
Others	102	74	—

	87,535	74,305	—

Digital solutions and other services
Insurance brokerage services commission	—	1,040	1,249
Digital solutions fees	—	22,400	12,220

	—	23,440	13,469

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	3,608	11,031
Fashion, arts and luxury media licensing and marketing services income	—	4,012	3,443

	—	7,620	14,474

F-3
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	—	—	10,301

Revenue from other sources
Strategic investments
Dividend income	6,266	6,412	9,935
Gain related to disposed investments	16,094	22,106	123,634

	22,360	28,518	133,569
Net fair value changes on financial assets at fair value through profit or loss
-from listed equity shares, at quoted price	6,947	(48,267)	(40,927)
-from unlisted equity shares and movie income right investments (note a)	69,920	27,658	28

Total net fair value changes on financial assets at fair value through profit or loss	76,867	(20,609)	(40,899)

Net fair value changes on derivative financial asset	(6,947)	61,897	—

	92,280	69,806	92,670

Total revenue	179,815	175,171	130,914

Note:

(a)	For the year ended December 2021, 2022 and 2023, net fair value gain arising from investments in equity securities of related parties are US$70,133, US$27,298 and nil, respectively .

(i)	Disaggregated revenue information
The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, “Operating Segment Information”. The following tables present disaggregated revenue information:

F-3
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2021

Segments	Capital market solutions	Strategic investment	Total
	US$	US$	US$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	3,737	—	3,737
Financial advisory fee	73,072	—	73,072
Management fee and performance-based incentive fee	7,362	—	7,362
Brokerage and handling fee	3,262	—	3,262
Others	102	—	102

Sub-total	87,535	—	87,535

Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	76,867	76,867
Net fair value changes on derivative financial asset	—	(6,947)	(6,947)
Gain related to disposed investments	—	16,094	16,094
Dividend income	—	6,266	6,266

Total	87,535	92,280	179,815

Segments	Capital market solutions
US$
Timing of revenue recognition
Services transferred at a point in time	80,142
Services transferred over time	7,393

Total revenue from contracts with customers	87,535

F-3
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2022

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Strategic investment	Total
	US$	US$	US$	US$	US$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	12,070	—	—	—	12,070
Financial advisory fee	54,614	—	—	—	54,614
Management fee and performance-based incentive fee	2,144	—	—	—	2,144
Brokerage and handling fee	5,403	—	—	—	5,403
Others	74	—	—	—	74

Digital solutions and other services
Insurance brokerage services	—	1,040	—	—	1,040
Digital solutions fees	—	22,400	—	—	22,400

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	3,608	—	3,608
Fashion, arts and luxury media licensing and marketing services income	—	—	4,012	—	4,012

Sub-total	74,305	23,440	7,620	—	105,365

Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	—	(20,609)	(20,609)
Net fair value changes on derivative financial assets	—	—	—	61,897	61,897
Gain related to disposed investment	—	—	—	22,106	22,106
Dividend income	—	—	—	6,412	6,412

Total	74,305	23,440	7,620	69,806	175,171

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Total
	US$	US$	US$	US$
Timing of revenue recognition
Services transferred at a point in time	72,161	1,040	3,608	76,809
Services transferred over time	2,144	22,400	4,012	28,556

Total revenue from contracts with customers	74,305	23,440	7,620	105,365

F-3
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

For the year ended December 31, 2023

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Revenue from contracts with customers
Capital market solutions
Financial advisory fee	—	—	—	—	—	—

Digital solutions and other services
Insurance brokerage services	—	1,249	—	—	—	1,249
Digital solutions fee	—	12,220	—	—	—	12,220

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	11,031	—	—	11,031
Fashion, arts and luxury media licensing and marketing services income	—	—	3,443	—	—	3,443
Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	—	—	—	10,301	—	10,301

Subtotal	—	13,469	14,474	10,301	—	38,244

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	—	—	(40,899)	(40,899)
Gain related to disposed investment	—	—	—	—	123,634	123,634
Dividend income	—	—	—	—	9,935	9,935

Total	—	13,469	14,474	10,301	92,670	130,914

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
Timing of revenue recognition
Services transferred at a point in time	—	1,249	11,031	10,301	22,581
Services transferred over time	—	12,220	3,443	—	15,663

Total revenue from contracts with customers	—	13,469	14,474	10,301	38,244

F-3
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)
A. Revenue (continued)

(i)	Disaggregated revenue information (continued)

The following table shows the amount of revenue recognized in the current period that were included in the contract liabilities at the beginning of the reporting period:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period
Capital market solutions	6,000	81	—
Digital solutions services	—	—	895

	6,000	81	895

(ii)	Performance obligations
The transaction prices allocated to the remaining performance obligations of digital solutions services (unsatisfied or partially unsatisfied) as of December 31, 2021, 2022 and 2023 are as follows:
For digital solutions services

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Within one year	—	26,138	—
More than one year	—	12,953	—

	—	39,091	—

The performance obligations expected to be recognized in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year.
B. Other income

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Bank interest income	2	2	4,178
Other interest income	—	6,551	5,525
Interest income from the immediate holding company (Note 30(A)(iv)) (Note 30(B)(i))	14,926	9,703	10,489
Government grant	—	151	—
Others	1,221	1,656	2,750

	16,149	18,063	22,942

F-
40

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

C. Other gain
Other gain of US$19,598 during the year ended December 31, 2022 consists of (i) gain on bargain purchase of US$4,848 with details included in
Note 33(a)(ii); and (ii) gain on disposal of subsidiaries of US$14,750.
Other gain of US$68,797 during the year ended December 31, 2023 consists of (i) gain on bargain purchase of US$4,469 with details included in Note 33(a)(ii); and (ii) gain on disposal of subsidiaries of US$64,328.

6.	OTHER OPERATING EXPENSES
Other operating expenses included in the consolidated statements of profit or loss and other comprehensive income are as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Other operating expenses
Marketing and brand promotional expenses	77	2,554	4,410
Premises costs and office utilities
—Premises costs	1,830	1,672	4,970
—Office utilities	1,006	1,167	417

	2,836	2,839	5,387

Traveling and business development expenses	482	991	223
Commissions and bank charges	168	167	232
Office and maintenance expenses	7	3	274
Administrative service fee	3,130	3,806	4,597
Legal and professional related fees	3,172	9,414	5,631
Staff recruitment expenses	299	540	1,272
Others
—Depreciation	6	12	1,766
—Amortization	—	726	857
—Foreign exchange differences, net	124	252	225
—Other expenses	478	1,497	4,477

	608	2,487	7,325

	10,779	22,801	29,351

7.	STAFF COSTS

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Salaries, bonuses and staff welfare	12,192	15,490	18,493
Pension scheme contributions (defined contribution schemes)	104	1,014	1,590

	12,296	16,504	20,083

F-4
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

8.	FINANCE COSTS
An analysis of finance costs is as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Interests on convertible bond	1,040	55	—
Interests on bank borrowings	610	804	6,010
Interests on amount due to a non-controlling shareholder	—	—	2,140
Interests on lease liabilities	—	—	49

	1,650	859	8,199

9.	INCOME TAX EXPENSE
Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Hong Kong profits tax
Charge for the year	13,433	12,926	4,261
Overprovision in prior year	—	—	(800)
The People’s Republic of China withholding tax
Charge for the year	626	641	993
Other jurisdictions
Charge for the year	—	80	—
Deferred tax	—	(242)	(140)

	14,059	13,405	4,314

Under the
two-tiered
profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered
profits tax rates regime will continue to be taxed at a flat rate of 16.5%. For the year ended December 31, 2021, 2022 and 2023, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

F-4
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

9.	INCOME TAX EXPENSE (CONTINUED)

A reconciliation of tax expense and profit before tax at the Hong Kong statutory tax rate in which the Group’s major operating subsidiaries are domiciled is as follows:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Profit before tax	171,239	173,871	157,697

Tax at statutory tax rate of 16.5%	28,254	28,689	26,020
Tax effect of foreign tax jurisdictions	—	34	108
Tax effect of two-tiered profit tax rate	(21)	(21)	(21)
Tax effect of non-taxable income	(12,328)	(15,604)	(31,954)
Tax effect of distribution to perpetual securities holders that are deductible for tax purpose	(2,669)	(2,591)	(1,412)
Tax effect of non-deductible expenses	202	2,265	4,743
Tax effect of unrecognized temporary difference	(1)	(1)	—
Overprovision in prior year	—	—	(800)
Tax effect of tax loss not recognized	—	—	6,637
Utilization of tax losses previously not recognized	(4)	(7)	—
Withholding tax on the dividend income	626	641	993

Income tax expense	14,059	13,405	4,314

As of December 31, 2021, 2022 and 2023, the Group had tax losses arising in Hong Kong and other countries, subject to the agreement by the tax authorities, which are available for offsetting against the future taxable profits of the Group.
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
No diluted earnings per share for the year ended December 31, 2023 were presented as there was no potential ordinary shares in issue during the year.

F-4
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2021	2022	2023
Basic and diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (US$)-basic Class A	38,558	65,527	76,720

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (US$)-basic Class B	102,487	76,206	57,716

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	62,327,851	138,490,789	206,965,601

Weighted average number of Class B ordinary shares outstanding—basic	165,665,944	160,959,872	155,698,533

Basic earnings per share (US$) Class A	0.62	0.47	0.37

Basic earnings per share (US$) Class B	0.62	0.47	0.37

Other than disclosed above and disclosed elsewhere in these consolidated financial statements, there are no other outstanding potential dilutive shares in issue.

11.	ACCOUNTS RECEIVABLE

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Receivable from capital market solutions services	11,097	10,466	—
Commission receivable from insurance brokerage	—	349	200
Receivable from digital solutions and other services	—	10,496	—
Receivable from hotel operations, hospitality and VIP services	—	—	111
Receivable from media and entertainment services	—	2,757	5,214

	11,097	24,068	5,525

The
normal settlement terms of receivables from capital market solutions services are specific terms mutually agreed between the contracting parties. Receivables are non-interest
bearing. The Group allows a credit period of up to 15 days to its commission receivable arising from insurance brokerage business and a credit period of up to 90 days to its accounts receivable arising from the digital solutions and other services business and media and entertainment services business. The normal settlement terms of accounts
receivable from hotel operations, hospitality and VIP services are specific terms mutually agreed between the contracting parties.

F-4
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

11.	ACCOUNTS RECEIVABLE (CONTINUED)

The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral over its accounts receivable.
An aging analysis of the accounts receivable as of the end of the reporting period, based on the due date, net of loss allowance is as follows:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Not yet due	9,498	22,796	3,075
Past due
Within 1 month	7	932	530
1 to 3 months	663	198	974
Over 3 months	929	142	946

	11,097	24,068	5,525

As of December 31, 2021, 2022 and 2023, accounts receivable was due from a number of reputable corporate clients, brokers and individual clients.
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

The Group has

applied the lifetime ECL to measure the loss allowance. For receivable arising from the digital solutions and other services, the ECL is assessed on an individual basis. The ECL on remaining accounts receivable is performed on a collective basis, grouped by internal credit rating.
As of December 31, 2021, the probability of default ranged from 0.12% to 4.98% and the loss given default was estimated to be 45%. As of December 31, 2022, the probability of default ranged from 0.39% to 0.57% and the loss given default was estimated to be 45%. As of December 31, 2023, the probability of default ranged from 0.39% to 0.57% and the loss given default was estimated to be 46.9%.

	Internal credit risk rating
As of December 31, 2021	AAA	AA	A	BBB	BB	CCC	Total
Expected credit loss rate	—	—	0.10%	0.17%	—	0.10%	—
Gross carrying amount (US$’000)	—	—	7,025	3,106	—	966	11,097

	Internal credit risk rating
As of December 31, 2022	AAA	AA	A	BBB	BB	CCC	Total
Expected credit loss rate	—	—	0.15%	0.27%	—	—	—
Gross carrying amount (US$’000)	—	—	10,844	13,224	—	—	24,068

F-4
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

11.	ACCOUNTS RECEIVABLE (CONTINUED)

	Internal credit risk rating
As of December 31, 2023	AAA	AA	A	BBB	BB	CCC	Total
Expected credit loss rate	—	—	—	0.30%	—	—	—
Gross carrying amount (US$’000)	—	—	—	5,525	—	—	5,525
The expected credit losses as of December 31, 2021, 2022 and 2023 were immaterial and no loss allowance for accounts receivable was provided.

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Consideration receivables on disposal of investments to independent third parties	—	46,408	—
Consideration receivable on disposal of subsidiaries to independent third parties (Note 5 C)	—	44,885	10,000
Receivables from former subsidiaries	—	24,020	—
Prepayments	2,658	1,814	2,661
Deposits	66	115	337
Other receivables	87	7,482	3,939
Less: impairment loss provided under expected credit loss model	—	(501)	(501)

	2,811	124,223	16,436

The expected credit loss was assessed with reference to the credit status of the debtors, and the expected credit loss as of December 31, 2021, 2022 and 2023 are nil, US$501 and US$501, respectively.
None of the above assets is past due or credit-impaired. The consideration receivables on disposal of investments and subsidiaries and receivables from former subsidiaries are subsequently fully settled as of the date of these financial statements. The other financial assets included in the above balances relate to receivables for which there was no recent history of default.

F-4
6

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Financial assets at fair value through profit or loss, other than financial asset at fair value through profit or loss under stock loan	330,248	173,589	66,290
Financial assets at fair value through profit or loss under stock loan	27,104	21,748	13,317

Total financial assets at fair value through profit or loss	357,352	195,337	79,607

Listed equity shares, at quoted price
—Investment A	135,373	89,254	54,494
—Investment B	—	21,219	17,558
—Investment C	—	1	1

Total listed equity shares, at quoted price	135,373	110,474	72,053

Unlisted equity shares
—Investment D	61,657	69,635	—
—Investment E	1,481	1,492	1,517
—Investment F	—	200	200
—Investment G	—	288	288
—Investment H	11,056	—	—
—Investment I	2,816	—	—
—Investment J	143,689	—	—
—Investment K	1,280	—	—

Total unlisted equity shares	221.979	71,615	2,005

Movie income right investments	—	13,248	5,549

	357,352	195,337	79,607

The
above unlisted investments at December 31, 2021, 2022 and 2023 were equity shares investments issued by enterprises. Financial assets at fair value through profit or loss are categorized into levels 1 to 3. Refer to Note 31 for more information.
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

As of December

31
,
2021
,
2022
and
2023
, the fair values of the listed equity shares underlying the stock loan were US$
27,104
, US$
21,748
and US$
13,317
respectively. In addition, the net fair value changes on the financial assets at fair value through profit or loss under stock loan were US$
6,095
, US$
8,976
and US$
8,371
for the years ended December 31, 2021, 2022 and 2023, respectively.
During the year ended December 31, 2023, the Group acquired the entire equity interests of AMTD Assets from Investment D (AMTD Assets Alpha Group) at a consideration of approximately US$276 million, the consideration was settled through current accounts due from the immediate holding company. After the

F-4
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN (CONTINUED)

acquisition, AMTD Assets bec
a
me a subsidiary of the Group. The Group further acquired remaining 80.1% equity interest in Investment D at a consideration of approximately US$266 million during the year ended December 31, 2023, the consideration was settled through current accounts due from the immediate holding company. After the acquisition, AMTD Asset Alpha Group become a subsidiary of the Group.
During the year ended December 31, 2022 and 2023, the Group entered into a movie income right agreements with certain production houses. In accordance with the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreements. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns of the film program by the Group will be added to the carrying amounts of financial assets.

14.	DERIVATIVE FINANCIAL ASSET

			As of December 31,
	Notes		2021	2022	2023
			US$	US$	US$
Upside Participation and Profit Distribution Agreements	(a	)	124,404	167,388	—
Future Settlement Contract	(b	)	—	17,681	—

			124,404	185,069	—

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

(a)
The counterparty is entitled to mutually agreed sharing percentage (the “Sharing Percentage”) of the gain of the Underlying Assets if the quoted market price or disposal price of the Underlying Assets is higher than a mutually agreed share price (the “Underlying Price”);

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

In December 2022, the underlying listed shares have been partially sold, in which 2,673,000 underlying shares were sold in the market at the average disposal price of HK$3.27 per share, and US
$1,963 was due from the counterparty to settle 2,673,000 notional of the derivatives reflecting the difference between the average disposal price and Underlying Price. Accordingly, corresponding revisions were made to the Agreements to reflect the reduction in the number of underlying listed shares.

F-4
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	DERIVATIVE FINANCIAL ASSET (CONTINUED)
Note (a) (continued)

The Agreements satisfied the definition of derivative financial asset in accordance with U.S. GAAP and were stated at fair value with any subsequent changes recognized in profit or loss.

Net carrying amount
US$
As of January 1, 2021	132,080
Changes in fair value during the year	(6,947)
Exchange realignment	(729)

As of December 31, 2021	124,404
Changes in fair value during the year	44,461
Partial settlement	(1,963)
Realized gain upon disposal	486

As of December 31, 2022	167,388
Realized in profit or loss during the year	34,234
Settlement	(201,411)
Exchange realignment	(211)

As of December 31, 2023	—

Note (b)
In June 2022, the Group entered into a future settlement contract with a counterparty, pursuant to which the Group is entitled to receive certain listed equity shares at a mutually agreed price at US$53,272 in aggregate (the “Future Settlement Contract”) within one year. The fair value of the underlying shares as of December 31, 2022 was US$70,953. The Future Settlement Contract was accounted for as a derivative financial asset and the net fair value changes recognized in profit or loss was US$17,681 for the year ended December 31, 2022. During December 31, 2023, the Agreement was terminated and fully settled with the counterparty with consideration of US$17,681.
Note (c)
In January 2023, the Group entered into an agreement with a counterparty in relation to the enterprise value of subsidiaries that the Group owns. The agreement has an original term of one year. In December 2023, the Group and the counterparty agreed to settle this agreement, and reached a final settlement amount of US$
5,697

with the Group. In July 2023, the Group entered into another agreement with a counterparty in relation to the movement of a share price of listed shares that the Group owns. In November 2023, the Group and the counterparty agreed to settle this agreement, and reached a final settlement amount of US$56,142 with the Group.

15.	OTHER ASSETS
The Group maintains segregated bank accounts with corporate banks to hold clients’ monies on trust under custody for the conduct of the regulated activities. The Group has classified the clients’ monies as other assets under the assets section of the consolidated statements of financial position and recognized the corresponding amounts as clients’ monies held on trust in accounts payable (Note 21) to respective clients on the basis that it is legally liable for any possible loss or misappropriation of the clients’ monies.

F-4
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

16.	CASH AND BANK BALANCES

(a)	Cash and cash equivalents

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Cash and cash equivalents:
—General bank accounts	67,494	138,297	120,234

Cash and cash equivalents include demand deposits at banks, earn interest at floating rates based on daily bank deposit rates for all the periods. The bank balances are deposited with creditworthy banks with no recent history of default. The Group maintains most of its bank balances in Hong Kong dollars and US$. As Hong Kong dollars is currently pegged to US$, no significant foreign currency risk is considered.

(b)	Restricted cash
As of December 31, 2021, 2022 and 2023, restricted deposits held at banks amounted to nil,
US$415 and US$135, respectively, which would be used to settle certain payables to vendors.

17.	PROPERTY, PLANT AND EQUIPMENT

	Hotel property	Furniture and fixtures	Computer equipment	Right-of- use assets	Total
	US$	US$	US$	US$	US$
Cost:
As of January 1, 2021	—	1	540	—	541
Exchange realignment	—	—	(3)	—	(3)

As of December 31, 2021	—	1	537	—	538
Additions	—	—	2	—	2
Additions from acquisition of subsidiaries	—	—	18	—	18
Disposal of subsidiaries	—	(1)	(537)	—	(538)

As of December 31, 2022	—	—	20	—	20
Additions	15	—	57	219	291
Additions from acquisition of subsidiaries (Note 33(a))	135,592	—	79	254	135,925
Disposal of subsidiaries	(63,444)	—	(7)	—	(63,451)
Exchange realignment	(1,614)	—	1	19	(1,594)

As of December 31, 2023	70,549	—	150	492	71,191

Accumulated depreciation:
As of January 1, 2021	—	(1)	(530)	—	(531)
Charge for the year	—	—	(6)	—	(6)
Exchange realignment	—	—	8	—	8

As of December 31, 2021	—	(1)	(528)	—	(529)
Charge for the year	—	—	(12)	—	(12)
Disposal of subsidiaries	—	1	532	—	533

F-
50

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

17.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	Hotel property	Furniture and fixtures	Computer equipment	Right-of- use assets	Total
	US$	US$	US$	US$	US$
At December 31, 2022 and January 1, 2023	—	—	(8)	—	(8)
Charge for the year	(1,621)	—	(25)	(120)	(1,766)
Disposal of subsidiaries	623	—	5	—	628
Exchange realignment	11	—	—	(2)	9

As of December 31, 2023	(987)	—	(28)	(122)	(1,137)

Carrying amount:
As of December 31, 2021	—	—	9	—	9

As of December 31, 2022	—	—	12	—	12

As of December 31, 2023	69,562	—	122	370	70,054

A hotel property of US$69,562 was pledged for a bank borrowing (note 22) as of December 31, 2023.
As of December 31, 2023, the Group leases commercial premises for its operations. Lease contracts are entered into for fixed term of three years.
In determining the lease term and assessing the length of the non-cancellable
period, the Group applies the definition of a contract and determines the period for which the contract is enforceable.
In addition, lease liabilities of US$382 are
recognized
with related
right-of-use
assets of US$370 as of December 31, 2023. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

18.	GOODWILL

Total
US$
Cost:
As of January 1, 2021 and December 31, 2021	—
Arising from acquisition of AMTD Digital	7,509
Exchange realignment	16

As of December 31, 2022	7,525
Disposal of subsidiaries	(7,511)
Exchange realignment	(14)

As of December 31, 2023	—

For the purpose of impairment testing as of December 31, 2022, goodwill of
 US$7,525
and developed technology included in intangible assets of
 US$3,925
are allocated to reporting unit of digital solutions and other services. The recoverable amount has been determined based on undiscounted cash flow projections in the
financial budgets approved by management covering a

5-year
period for the year ended December 31, 2022. Cash flows beyond the
5-year
period are extrapolated using a steady
1.5
%
growth rate. Other key assumptions of cash flow projection relate to the estimation of cash inflows/outflows which include

F-5
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

18.	GOODWILL (CONTINUED)

budgeted sales and gross margin and such estimation is based on past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount is higher than the carrying amount and there is no impairment.
Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the impairment losses to be recognized.

19.	INTANGIBLE ASSETS

	Archived images	Developed technology	Brand names	Securities trading licenses and trading right	Total
	US$	US$	US$	US$	US$
Net carrying amount as of January 1, 2021	—	—	—	1,957	1,957
Exchange realignment	—	—	—	(11)	(11)

Net carrying amount as of December 31, 2021	—	—	—	1,946	1,946

Recognized upon acquisition of L’Officiel (Note 33(b))	497	—	91,797	—	92,294
Recognized upon acquisition of AMTD Digital (Note 33(b))	—	4,632	176	—	4,808
Amortization during the period	—	(713)	(13)	—	(726)
Disposal of subsidiaries	—	—	—	(1,946)	(1,946)
Exchange realignment	3	6	582	—	591

Net carrying amount as of December 31, 2022	500	3,925	92,542	—	96,967

Recognized upon acquisition of The Art Newspaper SA (Note 33(a))	—	—	25,392	—	25,392
Amortization during the year	—	(848)	(9)	—	(857)
Disposal of subsidiaries	—	(2,966)	—	—	(2,966)
Exchange realignment	(1)	(5)	(107)	—	(113)

Net carrying amount as of December 31, 2023	499	106	117,818	—	118,423

The intangible assets are amortized on a straight-line basis as follows:

Developed technology Brand names Archived images	7 years 20 years or indefinite useful lives Indefinite useful lives
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
Included in the above carrying amounts of brand name of US$92,542 and archived images of US$500 as of December 31, 2022 and brand name of US$117,818 and archieved images of US$499 as of December 31, 2023 are considered by management of the Group as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand name and archived images will not be amortized
until its useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that they may be impaired.

F
-5
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

19.	INTANGIBLE ASSETS (CONTINUED)

As of December 31, 2022 and 2023, carrying
amounts
of brand name of US$
92,379
and US$
92,216
, are assessed for impairment individually. For the purpose of impairment testing, the recoverable amount of this reporting

unit has been determined
using
undiscounted cash flow projections
in the
financial budgets approved by management covering a
5-
year period. Cash flows beyond the

5-year
period are extrapolated using a steady
1.56
% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry.
Other key assumptions for cash flow projection calculations relate to the estimation of cash inflows/outflows which include budgeted sales and gross margin, such estimation is based on the past performance and management’s expectations for the market development. Based on the result of the assessment, management of the Group determined that the recoverable amount of the related brand name is higher than the carrying amount and there is no impairment. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of the related brand name to exceed its recoverable amount.

20.	INTERESTS IN JOINT VENTURES

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Cost of investments in joint ventures	—	—	(7,988)
Due from joint ventures	—	—	23,810

	—	—	15,822

Amounts due from joint ventures are unsecured, interest-free and repayable on demand.
Details of material joint ventures as of December 31, 2023 are as follows:

Name	Place of incorporation	Percentage of ownership interest held by the Company	Principal activity
DHI Holdings (S) Pte Ltd.	Singapore	51%	Hotel operations, hospitality and VIP services

F-5
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

20.	INTERESTS IN JOINT VENTURES (CONTINUED)

The
following
table illustrates the summarized financial information in respect of the Singapore hotel companies adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

As of December 31, 2023
US$
Total assets	201,025
Total liabilities	(216,689)

Net assets	(15,664)
Proportion of the Group’s ownership	51%

Group’s share of net assets of joint ventures	(7,988)
Due from joint ventures	23,810

Interests in joint ventures	15,822

Addition information of the joint ventures
Cash and cash equivalents	3,516
Amounts due to shareholders	48,280
Bank borrowings	163,438

February 20, 2023 to December 31, 2023
US$
Revenue	24,129

Loss for the period	(4,578)
Other comprehensive income for the period	(600)

Total comprehensive income for the period	(5,178)

21.	ACCOUNTS PAYABLE

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Payables to suppliers of media and entertainment services	—	9,846	8,628
Client’s monies held on trust (Note 15)	18,763	—	—
Other	1,121	710	754

	19,884	10,556	9,382

F-5
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

22.	BANK BORROWINGS
A currency analysis of bank borrowings at the end of the reporting periods is as follows:

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Hong Kong dollars – secured	—	—	50,655
Hong Kong dollars – unsecured	14,879	—	—
United States dollars - unsecured	35,000	20,045	45,000
Euro - unsecured	—	535	475
British Pound - unsecured	—	—	36

	49,879	20,580	96,166

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Shown as:
Non-current	—	458	30,373
Current	49,879	20,122	65,793

	49,879	20,580	96,166

As of December 31, 2021, 2022 and 2023, the bank borrowings of US$49,879, US$20,580 and US$45,511 respectively were unsecured. As of December 31, 2021, 2022 and 2023, bank borrowings of US$49,879, US$20,122 and US$65,793 were repayable in one year or on demand, and nil, US$458 and US$30,373 were repayable more than one year but within 5 years.
These bank borrowings carry a weighted average contractual interest rate of 2.1
% p.a.,
6.3
% p.a. and
5.6
% p.a., respectively as of December 31, 2021, 2022 and 2023.
As of December 31
, 2023, the Group has a bank borrowing of US$
50,655
denominated in Hong Kong dollars. This borrowing is secured by the Group’s hotel property, which has a carrying amount of US$
69,562
. The borrowing carries an interest rate of
1.65
% above the Hong Kong Interbank Offered Rate (“HIBOR”). The repayment dates for this borrowing range from
October 2023
to
April 2025
.
As of December 31, 2023, the Group has a bank borrowing of US$15,000 is denominated in US$, which is unsecured, carries interest rate at 0.25% below daily Wall Street Journal Prime Rate and repayable by May 2024.
As of December 31, 2023, the Group has a bank borrowing of US$30,000 is denominated in US$, which is unsecured, carries interest rate at daily Wall Street Journal Prime Rate and repayable by May 2025.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

23.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2021	2022	2023
	US$	US$	US$
Accruals and other payables	11,748	14,714	14,221
Consideration payable on acquisition of subsidiaries	—	—	3,195
Contract liabilities (note (i))	81	2,190	1,462
Lease liabilities (note (ii))	—	—	382

	11,829	16,904	19,260

Note(s):
(i)
Contract liabilities as of December 31, 2023 include upfront fees received to deliver media and entertainment, and hotel operations, hospitality and VIP services. As of December 31, 2022, contract liabilities included upfront fees received to deliver digital solutions services. Contract liabilities as of December 31, 2021 include upfront fees received to deliver capital market solutions services.

(ii)
As of December 31, 2023, lease liabilities payable within one year, more than one year but not more than two years, more than two years but less than five years were US$186, US$113 and US$86, respectively. The incremental borrowing rate applied to lease liabilities was 4.50% to 5.50% per annum.

24.	PROVISIONS

Claims from vendors
US$
At January 1, 2021 and December 31, 2021	—
Additions from acquisition of subsidiaries	4,094
Settled during the year	(95)
Exchange alignment	80

At December 31, 2022	4,079
Additions	476
Settled during the year	(831)
Exchange alignment	142

At December 31, 2023	3,866

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

25.	DEFERRED TAX LIABILITIES
The movements in deferred tax liabilities during the years are as follows:

Intangible assets
US$
At January 1, 2021 and December 31, 2021	—
Acquisitions of subsidiaries (Note 33)	3,531
Deferred tax credited to profit or loss during the year (Note 9)	(242)
Exchange alignment	18

At December 31, 2022	3,307
Acquisitions of subsidiaries (Note 33)	2,920
Deferred tax credited to profit or loss during the year (Note 9)	(140)
Disposal of subsidiaries	(504)

At December 31, 2023	5,583

26.	CONVERTIBLE BOND AND DERIVATIVE FINANCIAL LIABILITY
On December 19, 2019, the Company issued 2% convertible bond with a principal amount of US$15,000,000. The bond is convertible at the option of the bondholders into class A ordinary shares at any time after six months following the date of issuance of the bond and prior to the close of business on the second business day immediately preceding the maturity date of June 30, 2023. The conversion rate is 99.44 American Depositary Shares (“ADSs”) per US$1,000 principal. The conversion rate is subject to adjustment upon the occurrence of certain events that have an impact on the number of outstanding shares of the company. The bondholders can convert all or any portion of the bond that equals to or greater than US$10,000,000. However, the bondholders can only exercise such right to convert no more than twice. Any convertible notes not converted, as well as the accrued interest, will be repaid on June 30, 2023. In January 2022, the conversion price of the bond was adjusted to US$8.08 per share and the convertible bond were converted into 1,856,436 class A ordinary shares. The directors of the Company considered that the effect of the modification of this financial liability is considered as immaterial.
On initial recognition, the derivative component of the convertible bond is measured at fair value and presented as a derivative financial liability.
The movement of convertible bond during the year ended December 31, 2021 and 2022 are as follows:

	Liability component	Derivative financial liability
	US$	US$
As of January 1, 2021	13,247	1,662
Interest for the year	1,040	—
Exchange realignment	75	102

As of December 31, 202 1	14,362	1,764
Interest for the year	55	—
Fair value gain recognized in profit or loss	—	(1,704)
Converted into class A shares	(14,414)	(55)
Exchange realignment	(3)	(5)

As of December 31, 2022 and December 31, 2023	—	—

F-5
7

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

27.	SHARE CAPITAL, CAPITAL RESERVE AND TREASURY SHARES
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

		Numbers of shares
	Notes	Class A ordinary shares	Class B ordinary shares	Class B treasury shares
As of January 1, 2021		62,327,851	183,283,628	—
Repurchase of ordinary shares	(iv)	—	(69,144,673)	69,144,673

As of December 31, 2021		62,327,851	114,138,955	69,144,673
Issued during the year	(i), (ii), (iii)	77,467,981	54,524,730	—
Conversion of class B ordinary share to class A ordinary shares		4,281,379	(4,281,379)	—
Repurchase of ordinary shares	(iv)	—	(36,923,963)	36,923,963

As of December 31, 2022		144,077,211	127,458,343	106,068,636
Issued during the year	(v), (vi)	98,688,525	—	—
Re-issue of treasury shares	(vii)	—	30,875,576	(30,875,576)
Repurchase of ordinary shares	(iv)	—	(4,773,270)	4,773,270

As of December 31, 2023		242,765,736	153,560,649	79,966,330

Notes:
(i)	In January 2022, the convertible bond has been converted into 1,856,436 class A ordinary shares at the conversion price of US$8.08 per share.
(ii)
During the year ended December 31, 2022, the Company acquired a controlling stake in AMTD Digital by issuing 67,200,330 Class A and 51,253,702 Class B shares to the selling shareholders of AMTD Digital at a consideration of US$992,645.

(iii)	In January and April 2022, the Company issued 8,411,215 Class A and 3,271,028 Class B shares to the private investors at US$4.28 per share.
(iv)
On September 30, 2021, December 31, 2022, and December 31, 2023, the Company repurchased 69,144,673, 36,923,963 and 4,773,270, respectively, Class B ordinary shares from the immediate holding company, amounting to US$642,055
,
US$320,603 and US$40,000.

(v)	In April 2023, the Company issued 90,000,000 Class A shares to the private investors at US$1.04 per share.
(vi)
During the year ended December 31, 2023, the Company acquired 100% of The Art Newspaper SA with part of purchase consideration settling by issuing 8,688,525 Class A shares to the selling shareholders with fair value of US$5,607. Details on
N
ote 33 (a)(ii).

(vii)	In February 2023, the Company acquired AMTD Assets and the transaction was settled by 30,875,576 Class B treasury shares of the Company reissued at US$8.68 per share of the Company.

F-5
8

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

28.	PERPETUAL SECURITIES
On May 14, 2020, the Company issued US$200,000,000 and SGD50,000,000 of perpetual securities at initial distribution rate of 7.25% p.a. (the “Perpetual Securities I”) and 4.5% p.a. (the “Perpetual Securities II”) which are listed on Hong Kong Stock Exchange and Singapore Stock Exchange respectively (collectively the “Perpetual Securities”). Of which, US$38,920,000 of Perpetual Securities I and SGD14,740,000 of Perpetual Securities II were issued in settlement for the redemption of Perpetual Securities issued by the immediate holding company in 2017. The consideration amounting to
US
$49,288 was settled through the current account with the immediate holding company during the year ended December 31, 2020.
The direct transaction costs attributable to the Perpetual Securities I and Perpetual Securities II in aggregate amounted to
US
$575.
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
On October 27, 2021, the Group has early redeemed principal amount of SGD11,188,000 (equivalent to US$8,373) of Perpetual Securities II at the redemption price equal to 75%.
In May 2023, the Company reached the agreement with the holders of Perpetual Securities I that the distribution rate is adjusted from 7.25% p.a. to 1.5% p.a. and the distribution payable in May 2023 was agreed to be waived by the holders of Perpetual Securities I.
The Perpetual Securities are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the Perpetual Securities. For the year ended December 31, 2021, 2022 and 2023, the profit attributable to holders of Perpetual Securities based on the applicable distribution rate, was US$16,175, US$15,702 and US$8,558, respectively, where any distribution could be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. The Company distributed US$15,994, US$15,753 and US$2,796 to the holders of perpetual securities during the year ended December 31, 2021, 2022 and 2023, respectively.

29.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions
Save as disclosed elsewhere in these consolidated financial statements, the following non-cash
transactions were recorded.
During the year ended December 31, 2021, the underlying securities for the other equity linked note were disposed by one of the former fellow subsidiaries, triggering a settlement of equity linked note for

F-5
9

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(a)	Major non-cash transactions (continued)

a consideration of US$23,365. The Group recognized a gain related to the disposed investment of US$15,322 from this transaction which was settled through the current accounts with AMTD Group.
During the year ended December 31, 2021, the Group disposed financial assets at fair value through profit or loss of US$25,145 to a then fellow subsidiary. The Group recognized a gain related to the disposed investment of US$772. The consideration of US$25,145 was settled by way of the current accounts with AMTD Group.
During the year ended December 31, 2021, the Group purchased financial assets at fair value through profit or loss of US$20,930 from the immediate holding company. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2021, the Group repurchased 69,144,673 Class B ordinary shares from AMTD Group amounting to US$642,055. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2022, the Group repurchased 36,923,963 Class B ordinary shares from AMTD Group amounting to US$320,603. The consideration was settled through the current accounts with AMTD Group.
During the year ended December 31, 2022, the convertible bond was converted into 1,856,436 Class A ordinary shares.
During the year ended December 31, 2022, the Company issued 5,852,805 Class A ordinary shares to a private investor at US$4.28 per share. The consideration amounting to US$25,050 was settled through the transfer of a listed equity investment to the Group.
During the year ended December 31, 2023, certain other receivables of US$388,972 was settled through the current accounts with AMTD Group under the agreements between respective independent third parties, the Group and AMTD Group.
During the year ended December 31, 2023, the Group repurchased 4,773,270 Class B ordinary shares from AMTD Group amounting to US$40,000. The consideration was settled through the current accounts with AMTD Group.

30.	RELATED PARTY TRANSACTIONS

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		For the year ended December 31,
	Notes	2021	2022	2023
		US$	US$	US$
Capital market solutions services rendered to fellow subsidiaries	(i)	148	3	—

Capital market solutions services rendered to related companies controlled by a director of the Company	(i)	—	1,149	—

Capital market solutions services rendered to former fellow subsidiaries	(i)	13,417	—	—

F-
60

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):

		For the year ended December 31,
	Notes	2021	2022	2023
		US$	US$	US$
Management fee paid to immediate holding company	(i)	19	18	—

Investment advisory fee paid to a fellow subsidiary	(i)	23	21	—

Insurance commission paid to a fellow subsidiary	(i)	7	—	—

Insurance commission received from immediate holding company and a fellow subsidiary	(i)	—	4	48

Digital solutions and other services income from immediate holding company	(i)	—	1,592	2,554

Fashion, arts and luxury media advertising and marketing services from immediate holding company	(i)	—	2,888	2,726

Acquisition of investment from immediate holding company	(ii)(a)	20,930	—	—

Acquisition of investments from fellow subsidiaries	(ii)(b)	1,481	—	—

Proceed of disposal of an investment to a former fellow subsidiary	(ii)(c)	48,573	—	—

Administrative service fee paid to immediate holding company	(iii)	3,087	3,767	4,597

Interest income from immediate holding company	(iv)	14,926	9,703	10,489

Stock loan interest income from a former fellow subsidiary	(i)	4	—	—

Recharge from/(to) immediate holding company
—Staff costs		2,841	4,084	—
—Premises cost		1,796	1,469	—

	(iii)	4,637	5,553	—

Treasury shares repurchased from immediate holding company	27	642,055	320,603	40,000

Perpetual securities redeemed from a former fellow subsidiary		598	—	—

Perpetual securities redeemed from a related company		4,594	—	—

Acquisition of AMTD Digital from immediate holding company and fellow subsidiaries	(ii)(d)	—	740,451	—

Acquisition of AMTD Assets from immediate holding company	(ii)(e)	—	—	268,000

Disposal of financial assets at fair value through profit or loss to immediate holding company	(ii)(f)	—	—	80,155

F-
6
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	RELATED PARTY TRANSACTIONS (CONTINUED)

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years (continued):

Notes:
(i)	The terms of these services were comparable to the fee and conditions offered to the major customers of the Group.
(ii)	a.	In 2021, the transaction represented the acquisition of 19.9% interest in another fellow subsidiary, AMTD Assets Alpha Group, from AMTD Group based on the investee’s net asset value on the date of acquisition. The considerations were settled through the current account with AMTD Group.

	b.	In 2021, the transaction represented the acquisition of an unlisted equity investment from a fellow subsidiary.

c.
The transactions represented the disposal of financial assets at fair value through profit or loss to a related company based on the fair value as of the date of disposal. The gain on disposal amounted to

US
$16,094.

	d.	In 2022, the Group acquried 82.7% interest in AMTD Digital from the immediate holding company and fellow subsidiaries at a consideration of approximately US$993 million.

	e.	In 2023, the Group acquired 100% interest in AMTD Assets from the immediate holding company at a consideration of US$268,000.

	f.	In 2023, the Group disposed a financial assets at fair value through profit or loss to the immediate holding company at a consideration of US$80,155.

(iii)	The staff costs and premises cost was recharged by the immediate holding company based on actual usage. Starting from July 2022, the immediate holding company charged a fixed service fee of HK$9 million

(HK$6
million prior
to July 2022) per quarter for other administrative expenses..
(iv)	The transaction represented the interest income charged at 2% per annum on the outstanding amount due from the immediate holding company which was payable on demand.

(B)	In addition to balances disclosed elsewhere in these consolidated financial statements, the Group had the following outstanding balances with related parties:

(i)
Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. On July 15, 2022, the Group and its subsidiary entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As of December 31,
2021,
2022 and 2023, the gross carrying amount on amount due from immediate holding company is
US$275,127,
US$287,178 and US$1,057,007 respectively, which bears interest at 2% per annum and are unsecured and repayable on demand. The impairment loss provided under expected credit loss model as of December 31,

2021,
2022 and 2023 is
 nil,
nil and US$4,988, respectively. The Group did not have any outstanding balances with its fellow subsidiaries.

(ii)
As of December 31, 2023, the amount due to a
non-controlling
shareholder comprised of (i) interest bearing balance of US$7,643 at a variable rate of 2 times of HIBOR plus 1.15% per annum, (ii) interest bearing balance of US$25,479 at a variable rate of HIBOR plus 1.15% per annum and
(iii) non-interest
bearing balance of US$22,681. The amount due to a
non-controlling
shareholder was unsecured
.

F-6
2

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	RELATED PARTY TRANSACTIONS (CONTINUED)

(C)	Compensation of key management personnel of the Group:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Short-term employee benefits	2,885	4,255	1,459
Other long-term benefit	7	13	6

	2,892	4,268	1,465

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	Fair values
	As of December 31,
	2021	2022	2023
	US$	US$	US$
Financial assets
Financial assets at fair value through profit or loss	357,352	195,337	79,607
Derivative financial asset	124,404	185,069	—

	481,756	380,406	79,607

Management has assessed that the fair values of cash and bank balances, restricted cash, accounts receivable, financial assets included in prepayments, deposits and other receivables, amount due from immediate holding company, other assets, accounts payable, financial liabilities included in other payables and accruals and bank borrowings, approximate to their carrying amounts largely due to the short term maturities of these instruments or repayable on demand, or that they are interest-bearing at market rates.
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
As of December 31, 2021, 2022 and 2023, the fair values of listed equity investments, including the stock loan, were based on quoted market prices.
The valuation methodologies for material unlisted equity securities and movie income right investments are set out in Note 3 to the consolidated financial statements.

F-6
3

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

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
There is no change in valuation technique and basis of significant unobservable input on Level 3 financial assets and derivative financial asset as of December 31, 2021, 2022 and 2023.
Below is summary of significant unobservable inputs to valuation of financial instruments as of December 31, 2023:

	Valuation technique	Significant unobservable input	Range or estimate
Unlisted equity investment Investment E	Multiple/ EVA	Equity volatility	69.60%
Movie income right investments	Income approach	Discount rate	10.40%-12.59%
Below is summary of significant unobservable inputs to valuation of financial instruments as of December 31, 2022:

	Valuation technique	Significant unobservable input	Range or estimate

Unlisted equity investment Investment D	Net asset value method	Net asset value	Note (a)

Unlisted equity investment Investment E	Multiple/ EVA	Equity volatility	69.60%

Movie income right investments	Income approach	Discount rate	10.40%-12.59%

Derivative financial asset	MCS	Volatility of Underlying Assets	49.78%

F-6
4

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Below is summary of significant unobservable inputs to valuation of financial instruments as of December 31, 2021:

	Valuation technique	Significant unobservable input	Range or estimate
Unlisted equity investment Investment D	Net asset value method	Net asset value	Note (a)

Unlisted equity investment Investment H	Multiple/ EVA	Equity volatility	75.29%

		Median Forward P/E multiple of peers	2.10

Unlisted equity investment Investment I	Multiple/ EVA	Equity volatility	48.52%

		Median Forward P/E multiple of peers	18.97

Unlisted equity investment Investment J	Multiple/ EVA	Average P/E multiple of peers	61.29
		Discount of lack of marketability	45%

Derivative financial assets in relation to the Agreements	MCS	Volatility of Underlying Assets	35.95%

Derivative financial liability	Binomial option pricing model	Volatility	46.21%

		Discount rate	12.52%
Note:
(a)
The fair value is derived from the net asset value of Investment D that is mostly attributable from its underlying property investments with their fair value being measured by income approach. The directors of the Company considered that remaining assets or liabilities in Investment D are not significant to the amount of overall investment and approximated to their fair value.

F-6
5

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value Hierarchy
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:
Assets measured at fair value
:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Recent transaction price (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$

As of December 31, 2021
Financial assets at fair value through profit or loss	135,373	2,761	219,218	357,352
Derivative financial asset	—	—	124,404	124,404

	135,373	2,761	343,622	481,756

As of December 31, 2022
Financial assets at fair value through profit or loss	110,474	4,335	80,528	195,337
Derivative financial asset	—	17,681	167,388	185,069

	110,474	22,016	247,916	380,406

As of December 31, 2023
Financial assets at fair value through profit or loss	72,053	1,813	5,741	79,607

The movements in fair value measurements within Level 3 during the years are as follow:

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Unlisted equity shares at fair value through profit or loss:
At January 1,	38,681	219,219	80,528
Addition	20,930	21,712	—
Disposal	(25,289)	(45,404)	(25,539)
Transfer	143,689	1,491	4,118
Derecognition upon acquisition of subsidiaries	—	(162,747)	(66,190)
Receipt of investment return	—	(2,680)	—
Total gains in profit or loss	41,208	49,267	12,804
Exchange realignment	—	(330)	20

At December 31,	219,219	80,528	5,741

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

31.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$
Derivative financial assets in relation to the Agreement (Note 14):
At January 1,	132,080	124,404	167,388
Net fair value (loss)/gains recognized in profit or loss	(6,947)	44,461	34,234
Gain related to disposed investment	—	486	—
Settlement	—	(1,963)	(201,411)
Exchange realignment	(729)	—	(211)

At December 31,	124,404	167,388	—

	For the year ended December 31,
	2021	2022	2023
	US$	US$	US$

Derivative financial liability (Note 26):
At January 1,	1,662	1,764	—
Net fair value changes recognized in profit or loss	—	(1,704)	—
Converted into class A shares	—	(55)	—
Exchange alignment	102	(5)	—

At December 31,	1,764	—	—

32.	SHARE-BASED COMPENSATION
AMTD SpiderMan Share Incentive Plan
In June 2019, the Group’s board of directors approved the AMTD SpiderMan Share Incentive Plan, or the 2019 Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors, and consultants, and promote the success of the business. The maximum aggregate number of ordinary shares that may be issued under the 2019 Plan is initially 20,000,000 and on January 1 of each yea
r
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

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

32.	SHARE-BASED COMPENSATION (CONTINUED)
Share-based compensation of AMTD Digital (continued)

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
The
aggregate fair value of the restricted shares and RSUs at grant date was US$737 and US$258 for the year ended December 31, 2022 and 2023, respectively. 5,847 RSUs and 5,847 RSUs were vested during the year ended December 31, 2022 and 2023, respectively.
The
share-based payment expense amounted to US$205 and US$207 was recognized in the consolidated financial statements during the year ended December 31, 2022 and 2023, respectively.
As of December 31, 2022 and 2023, there was US$229 and US$50, respectively, unrecognized compensation cost related to non-vested
shares and RSUs of AMTD Digital which is expected to be recognized over a weighted average vesting period of 1.1 and 0.6 years, respectively.

33.	ACQUISITIONS OF SUBSIDIARIES
(a) Acquisition during year ended December 31, 2023
(i) Acquisition of AMTD Assets
In August 2022, the Group had entered into certain agreements pursuant to which the Group acquired 96.1% of the equity interest in AMTD Assets, which holds a global portfolio of premium whole building properties, from AMTD Group at a consideration, which was agreed to settle by 30,875,576 Class B ordinary shares of the Company (“Consideration Shares”) at agreed share price of US$8.68 per share of the Company for the Group’s expansion to hotel operations, hospitality and VIP services business. Following the completion of the above transaction, the Company injected AMTD Assets into AMTD Digital at the same consideration.
The transaction was completed and AMTD Assets was consolidated by the Group since February 6, 2023 based on business combination under common control using predecessor accounting. The difference between the consideration and the net asset value of AMTD Assets, amounting to approximately US$275,154, was recorded in capital reserve within the consolidated statement of changes in equity. The Consideration Shares were settled by treasury shares of the Company with repurchase price of US$268,000.
No acquisition-related cost has been recognized as an expense for the year ended December 31, 2023.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

33.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(a) Acquisition during year ended December 31, 2023 (continued)
(i) Acquisition of AMTD Assets (continued)

Assets acquired and liabilities recognized at the date of acquisition

US$
Interests in joint ventures	24,726
Property, plant and equipment	135,592
Cash and bank balances	3,860
Accounts receivable	527
Prepayments, deposits and other receivables	20,365
Amount due from a non-controlling shareholder	637
Account payable	(311)
Accruals and other payables	(2,269)
Bank borrowings	(50,849)
Amount due to a non-controlling shareholder	(53,464)
Amount due to AMTD Group	(81,968)

(3,154)

Reserve arising on acquisition:

US$
Consideration transferred	268,000
Plus: non-controlling interests of AMTD Digital	(1,019)
Plus: non-controlling interests of AMTD Assets	(336)
Plus: non-controlling interests of AMTD Assets’ subsidiaries	5,355
Less: recognized amounts of net liabilities acquired	3,154

275,154

Net cash inflow on acquisition of AMTD Assets

US$
Cash consideration paid	—
Add: cash and cash equivalent balances acquired	3,860

3,860

(ii) Acquisition of The Art Newspaper SA
During the year ended December 31, 2023, the Company acquired 100% equity interest of The Art Newspaper SA, a limited company incorporated in Switzerland. The consideration of the acquisition was paid by cash amounting to US$2,540, 8,688,525 shares of the Company and 380,065 shares of AMTD Digital as well as a bonus element of EUR2,888,888 which will be settled by the shares of the Company on the 540th day following the completion of acquisition. The total consideration is approximately US$16,831. The transaction was completed and The Art Newspaper SA became a consolidated subsidiary of the Company since October 20, 2023 using acquisition accounting. As of end of the reporting period, the initial recognition and measurement of intangible assets acquired has not been completed. Accordingly, the purchase price allocation and accounting of the acquisition is not complete and on a provisional basis.
Those

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

33.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(a) Acquisition during year ended December 31, 2023 (continued)
(ii) Acquisition of The Art Newspaper SA (continued)

provisional
amounts may be adjusted during the measurement period or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.
No
acquisition-related cost has been recognized as an expense for the year ended December 31, 2023.
Consideration
transferred

US$
Cash	2,540
Ordinary shares of the Company	5,607
Ordinary shares of AMTD Digital	5,607
Other consideration payable	3,077

Net assets acquired	16,831

Assets acquired and liabilities recognized at the date of acquisition

US$
Cash and bank balances	27
Accounts receivable	674
Prepayments, other receivables and deposits	301
Property, plant and equipment	333
Intangible assets	25,392
Accounts payables	(402)
Other payables and accruals	(2,068)
Bank borrowings	(37)
Deferred tax liabilities	(2,920)

Net assets acquired	21,300

The gross contractual amounts of accounts and other receivables as of the date of acquisition amounted to US$975. No accounts receivable and other receivables were expected to be uncollectible.
Gain arising on acquisition:

US$
Recognized amounts of net payable assets acquired	21,300
Less: consideration paid/payable	(16,831)

4,469

Bargain purchase gain amounting to US$4,469 acquisition
of The Art Newspaper SA is recognized in profit or loss within the other gain line item in the consolidated statement of profit or loss and other comprehensive income. The transaction resulted in a bargain purchase gain, reflecting the financial and operating conditions of the acquiree at the time of acquisition and our competitive bargaining strategy over the seller.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

33.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(a) Acquisition during year ended December 31, 2023 (continued)
(ii) Acquisition of The Art Newspaper SA (continued)

Net cash outflow on acquisition of The Art Newspaper SA

US$
Cash consideration paid	(2,540)
Less: cash and cash equivalents balances acquired	27

(2,513)

Impact of acquisition on the results of the Group
Included in the consolidated

profit for the year ended December 31, 2023 is the profit of US$
45
attributable to the business generated by The Art Newspaper SA. Revenue for the year ended December 31, 2023 includes US$
2
million generated from the acquisition.
Had the acquisition of The Art Newspaper SA been completed on January 1, 2023, revenue for the year of the Group would have been US$135 million, and profit for the year would have been US$152.4 million. The pro forma information is
for illustrative purposes only and is not necessarily an indication of revenue and results of the operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2023, nor is it intended to be a projection of future events.
(b) Acquisition during the year ended December 31, 2022
(i) Acquisition of AMTD Digital
In February 2022, the Company acquired an 82.7% shareholding of AMTD Digital by issuing new Class A and Class B shares to the selling shareholders of AMTD Digital at a consideration of approximately US$993 million, which was based on the agreed share price of US$8.38 per share of the Company. The transaction was completed and AMTD Digital became a consolidated subsidiary of the Company since March 1, 2022 based on business combination under common control using predecessor accounting prospectively. The original 14.4% equity interest in AMTD Digital, accounted for as financial assets at fair value through profit or loss, was derecognized upon consolidation of AMTD Digital. The difference between the consideration and the net asset value of AMTD Digital, amounting to approximately US$774,197, was recorded in capital reserve within the statement of changes in equity.
Consideration transferred

US$
Fair value of previously held equity interest	162,747
Ordinary shares of the Company	992,645

1,155,392

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2022.

F-7
1

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts
in
thousands of U.S. dollars (“US$”), except for share and per share data)

33.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(b) Acquisition during the year ended December 31, 2022 (continued)
(i) Acquisition of AMTD Digital (continued)

Assets acquired and liabilities recognized at the date of acquisition

US$
Intangible assets	4,808
Goodwill	7,509
Property, plant and equipment	18
Other assets	1,753
Cash and bank balances	13,051
Accounts receivable	7,519
Prepayments, deposits and other receivables	35,581
Due from immediate holding company	317,991
Financial assets at fair value through profit or loss	21,199
Account payable	(1,119)
Accruals and other payables	(8,647)
Tax payable	(3,611)
Deferred tax liabilities	(762)

Total identifiable net assets	395,290

Reserve arising on acquisition:

US$
Consideration transferred	1,155,392
Plus: non-controlling interests (2.91%)	11,427
Plus: non-controlling interests of AMTD Digital’s subsidiaries	2,668
Less: recognized amounts of net assets acquired	(395,290)

774,197

Net cash inflow on acquisition of AMTD Digital:

US$
Cash consideration paid	—
Add: cash and cash equivalent balances acquired	13,051

13,051

(ii) Acquisition of L’Officiel
The Company acquired 100% equity interest of L’Officiel. The cash consideration amounted to US$62,800. The transaction was completed on April 20, 2022 and accounted for using acquisition accounting.

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

33.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(b) Acquisition during the year ended December 31, 2022 (continued)
(ii) Acquisition of L’Officiel (continued)

Consideration transferred

US$
Cash	62,800

No
acquisition-related cost has been recognized as an expense for the year ended December 31, 2022.
Assets acquired and liabilities recognized at the date of acquisition

US$
Cash and bank balances	247
Restricted cash	477
Accounts receivable	1,855
Prepayments, other receivables and deposits	2,745
Intangible assets	92,294
Accounts payables	(11,489)
Other payables and accruals	(11,033)
Provisions	(4,094)
Bank borrowings	(585)
Deferred tax liabilities	(2,769)

Net assets acquired	67,648

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to of US$1,855 and US$2,492, respectively. No accounts receivable and other receivables were expected to be uncollectible.
Gain arising on acquisition:

US$
Recognized amounts of net assets acquired	67,648
Less: consideration paid	(62,800)

4,848

Bargain

purchase gain amounting to US$4,848 on acquisition of L’Officiel is recognized
in profit
or
loss within the other gain line item in the consolidated statement of profit or loss and other comprehensive income. The transaction resulted in a bargain purchase gain, reflecting the financial and operating conditions of the acquiree at the time of acquisition.
Net cash outflow on acquisition of L’Officiel

US$
Cash consideration paid	(62,800)
Less: cash and cash equivalents balances acquired	247

(62,553)

AMTD IDEA GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

33.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)
(b) Acquisition during the year ended December 31, 2022 (continued)
(ii) Acquisition of L’Officiel (continued)

Impact of acquisition on the results of the Group
Included in the consolidated
profit for the year ended December 31, 2022 is the profit of US$
2.7
 million attributable to the business generated by L’Officiel. Revenue for the year ended December 31, 2022 includes US$
4.7
 million generated from the acquisition.

Had the acquisition of L’Officiel been completed on January 1, 2022, revenue for the year of the Group would have been US$177.0 million, and profit for the year would have been US$159.0 million. The pro forma information is
for illustrative purposes only and is not necessarily an indication of revenue and results of the operations of the Group that actually would have been achieved had the acquisition been completed on January 1, 2022, nor is it intended to be a projection of future events.

34.	PENDING CLAIMS AND LITIGATION
The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Such proceedings are reviewed with the Group’s legal advisors. The Group does not believe that any pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

3 5 .	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorized for issue by the Board of Directors on May 13, 2024.

F-7
4