Form 20-F
period 2024-12-31
AMTD IDEA GROUP
filed 2025-04-30
CIK 1769731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

66 rue Jean-Jacques

Rousseau

75001 Paris

France

Telephone: +33 (0) 1 4236 4597

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

254,923,518 Class A ordinary shares, par value US$0.0001 per share, and 233,526,979 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐	Emerging Growth Company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

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

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United Kingdom, the United States, and Asia and maintain our bank accounts and balances primarily in licensed banks in major cities of our operations. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances. In 2024, a total of US$2.1 million was transferred in the form of cash advances from our subsidiaries to our Cayman Islands holding company and there was no transfer from our Cayman Islands holding company to our subsidiaries. No other transfer of assets was made between our holding company and subsidiaries in 2024, and we intend to settle amounts owed between our Cayman Islands holding company and our subsidiaries to the extent required by our business operations. No dividends or distributions were made by a subsidiary to our holding company in the past, and no dividends or distributions are intended to be made by a subsidiary to our holding company in the near future. Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividends or distributions are intended to be made by our Cayman Islands holding company in the near future. See “Part I—Cash Transfers and Dividend Distribution.”

Frequently Used Terms

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADSs” refers to our American depositary shares, each of which represents six Class A ordinary shares;

●	“AMTD,” “we,” “us,” or “our company” refers, prior to the restructuring which was completed in April 2019, to capital market solutions, and strategic investment businesses and, after the completion of the restructuring, to AMTD IDEA Group (formerly known as AMTD International Inc.), a Cayman Islands exempted company with limited liability, and its subsidiaries;

●	“AMTD Digital” refers to AMTD Digital Inc., a Cayman Islands exempted company with limited liability, and its subsidiaries;

●	“AMTD Group” or “Controlling Shareholder” refers to AMTD Group Inc. (formerly known as AMTD Group Company Limited), a British Virgin Islands company;

●	“Class A ordinary shares” refers to our Class A ordinary shares of par value US$0.0001 each;

●	“Class B ordinary shares” refers to our Class B ordinary shares of par value US$0.0001 each;

●	“France” refers to French Republic;

●	“L’Officiel” refers to L’Officiel Group Inc., a company incorporated and headquartered in Cayman Islands, and its subsidiaries;

●	“NYSE” refers to the New York Stock Exchange;

●	“SG$” refers to the legal currency of Singapore;

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

●	“shares” or “ordinary shares” refers to our Class A ordinary shares and Class B ordinary shares;

●	“TGE” means The Generation Essentials Group (formerly known as “World Media and Entertainment Universal Inc.”), our consolidated entity and a Cayman Islands exempted company with limited liability, and its subsidiaries;

●	“The Art Newspaper” refers to The Art Newspaper SA, a company incorporated in Switzerland, and its subsidiaries;

●	“US$” or “U.S. dollars” refers to the legal currency of the United States;

●	“WME Assets” refers to WME Assets Group (formerly known as AMTD Assets Group), a subsidiary of TGE and a Cayman Islands exempted company with limited liability, and its subsidiaries.

Rounding

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

You can identify these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition, and results of operations;

●	the trends in, expected growth and market size of our industries;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding demand for and market acceptance of our products and services;

●	competition in our industries;

●	our proposed use of proceeds;

●	government policies and regulations relating to our industries;

●	fluctuations in general economic and business conditions in regions where we operate, and;

●	assumptions underlying or related to any of the foregoing.

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

The following diagram generally illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report. For details, see “Item 4. Information on the Company—C. Organizational Structure .”

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

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United Kingdom, the United States, and Asia and maintain our bank accounts and balances primarily in licensed banks in major cities for our operations. Out of our total bank balances of US$62.9 million as of December 31, 2024, if needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions of transferring funds between our Cayman Islands holding company and subsidiaries.

The following table sets forth the material cash transfers in the form of cash advances in both directions that occurred between our Cayman Islands holding company and our subsidiaries in 2024.

Subsidiaries	To Holding Company US$ (in million)	From Holding Company US$ (in million)
AMTD Digital Inc.	2.1	nil

No other transfer of assets was made between our holding company and subsidiaries in 2024.

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

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividend or distribution is intended to be made by our Cayman Islands holding company in the near future. U.S. investors will not be subject to Cayman Islands taxation and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations— Dividends.”

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

Risks Relating to Our Business and Industries

●	We operate in multiple dynamic and competitive industries, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that we will compete successfully or generate sustainable profit.

●	We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

●	Our success depends on our ability to anticipate trends and respond to changing customer preferences, which impact demand for our products and services and the profitability of our businesses.

●	Our brands and reputation are our key assets. Any negative publicity with respect to us, our brands, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

●	Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

●	Acquisitions, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

●	We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.

●	We face risks associated with debt obligations that are scheduled to mature in the near term.

●	Our business may suffer if the intellectual property we use in our business is not protected.

●	We may be subject to claims of intellectual property infringement that could adversely affect our business.

●	Attracting and maintaining a talented and diverse workforce, which is vital to our success, is challenging and costly. Failure to do so would have a negative impact on our competitive position, reputation, business, financial condition and results of operations.

●	The international scope of our business exposes us to risks inherent in global operations.

●	We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

●	Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

●	Our capital market solutions business depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services, the overall market sentiment and macroeconomic conditions. We cannot assure you that the income level of our capital market solutions business can be sustained.

●	We have a limited operating history and experience in our digital solutions services, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

●	Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.

●	We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.

●	We may not be able to ensure the accuracy and completeness of third-party insurance product information and the effectiveness of our recommendation of insurance products.

●	Because the brokerage income we earn on the sale of insurance products is based on premiums, and commission fee rates agreed between us and our insurer partners, any decrease in these premiums or commission fee rates may have an adverse effect on our results of operations.

●	The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

●	Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

●	Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

●	The entertainment industry is highly competitive.

●	The success of our entertainment business segment depends on the success of a limited number of film releases each year and unpredictable factors in the motion picture industry.

●	Due to the inherent nature of producing motion pictures, we provide advances and funding for motion pictures in advance and assume the risk of not being able to recoup these investments.

●	Risks associated with our capacity as a co-producer of or financial investor in our films.

●	The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

●	We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

●	The hospitality market is highly competitive, and we may be unable to compete successfully.

●	We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance.

Risks Relating to Our Relationship with our Controlling Shareholder

●	We have limited experience operating as a stand-alone public company.

●	We may not continue to receive the same level of support from our Controlling Shareholder.

●	Our agreements with our Controlling Shareholder or any of its controlling shareholders may be less favorable to us than similar agreements negotiated between unaffiliated third parties.

●	We may have conflicts of interest with our Controlling Shareholder or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Risks Relating to the ADSs and Our Ordinary Shares

●	The trading price of the ADSs or Class A ordinary shares may be volatile, which could result in substantial losses to you.

●	An active public market may not develop for the ADSs on the NYSE or our Class A ordinary shares on the SGX-ST, and you may not be able to resell the ADSs or Class A ordinary shares at or above the price you paid, or at all.

●	The characteristics of the U.S. capital markets and the Singapore capital markets are different.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

Risks Relating to Our Business and Industries

We operate in multiple dynamic and competitive industries, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that we will compete successfully or generate sustainable profit.

We operate in Asia’s financial services industry. The digital financial services industry is relatively new and rapidly evolving, business models continue to evolve, and the industry may not develop as we anticipate. The regulatory framework in Asia governing the digital financial services industry is also developing and may remain uncertain in the near future. As our business develops and in response to the evolving client needs and market competition, we need to continually introduce new products and services, improve our existing products and services, or adjust and optimize our business model. In response to new regulatory requirements or industry standards, or in connection with the introduction of new products, we may need to impose more rigorous risk management systems and policies, which may adversely affect the growth of our business. Any significant change to our business model may not achieve expected results and may materially and adversely affect our financial condition and results of operations. It is therefore difficult to accurately predict our future prospects.

The digital financial services industry is also intensely competitive. We compete primarily on the basis of a number of factors, including the ability to adapt to evolving financial needs of a broad spectrum of clients, our ability to identify market demands and business opportunities, the quality of our services, our employees, the range and price of our products and services, our innovation, our reputation, and the strength of our relationships. Some of our competitors include other digital and traditional financial institutions and, within the insurance solutions industry, our competitors include (i) other online insurance product and service platforms, (ii) traditional insurance intermediaries, including agents, brokers, and consultants, (iii) online direct sales channels of large insurance companies, (iv) major internet companies that have commenced insurance distribution businesses, and (v) other online insurance technology companies. If we are unable to differentiate ourselves from our competitors, drive value for our clients, or effectively align our resources with our goals and objectives, we may not be able to compete effectively. Our competitors may introduce their own value-added services or solutions more effectively than we do, which could adversely impact our growth.

Through TGE, our consolidated entity, we also operate and compete for market share in luxury and fashion, arts, motion picture production and other media and entertainment content. The proliferation of choices available to customers for entertainment and information results in audience fragmentation and negatively affects the overall customer demand for our content and products. Our competitors include conventional magazine publishers, digital publishers, social media platforms, search platforms, portals, digital marketing services and other movie producers, among others. Competition among these companies is robust, and new competitors can quickly emerge.

Through TGE, we also provide hospitality services and we face intense competition in the hospitality sector. Our principal competitors in this sector are other operators of luxury, full-service and focused-service hotels, including other major hospitality chains with well-established and recognized brands. We also compete against smaller hotel chains, independent and local hotel owners and operators, home and apartment sharing services and timeshare operators.

Some of our current and potential competitors provide better content, products or services and or more pre-competitive alternatives to our content, products or services, or have greater resources than we do, which may allow them to compete more effectively than us. In particular, companies with compelling media and entertainment resources may provide free content or control how content is discovered, displayed and monetized in some of the primary environments in which we develop relationships with our customers, and therefore can affect our ability to compete effectively. In the hospitality sector, our competitors may have greater commercial, financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively, or they could offer a type of lodging product that customers find attractive but that we do not offer.

If we cannot compete successfully, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

We have a relatively short operating history for capital market and digital solutions businesses compared to our globally established competitors. We expanded into fashion, arts and luxury media advertising and marketing services after the recent acquisition of L’Officiel and The Art Newspaper. Our hotel operations and hospitality and VIP services were also consolidated into us recently. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the various industries in which we operate and our relatively short operating history in some of these industries. As a new owner and operator of these businesses, we face risks associated with our limited operating history in managing these operations. The successful integration and operation of these businesses requires significant management attention, operational expertise and financial resources. Any failure to effectively manage the transition, retain key personnel, maintain business relationships or achieve anticipated synergies could adversely affect our financial condition, operational performance and growth prospects. Additionally, we may encounter unforeseen challenges in aligning the acquired businesses within our group operations, corporate culture and strategic objectives. These risks are heightened by the complexity and diversities of the industries in which the acquired businesses operate and their respective competitive landscape. Our business initiatives and expansion plans across these business lines may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes, new markets and new challenges. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

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

Our success depends on our ability to anticipate trends and respond to changing customer preferences, which impact demand for our products and services and the profitability of our businesses.

We provide capital market solutions services and digital financial services; we create media and entertainment content, products and services; and we provide hospitality and VIP services. Our success depends substantially on customer demands and preferences that rapidly change in often unpredictable ways.

Our continued success in our media and entertainment sectors depends in part on our ability to originate and define trends and consistently create compelling content and offer attractive products and services in a timely manner. Our content may be distributed, among other ways, through magazines, theaters, internet or mobile technology. Such distribution must meet or anticipate the changing preferences of the broad customer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. The success of our printed and digital media content, as well as our theatrical releases, depends on demand for traditional print publications and fashion, arts and entertainment experiences in general. Moreover, we often deploy substantial resources in content production and acquisition, acquisition of movie rights or customer facing platforms before we know the extent to which these products and services will earn customer acceptance, and these products and services may be introduced into a significantly different market or economic or social climate from the one we anticipated at the time of the investment decisions. Generally, our revenues and profitability may be adversely impacted when our fashion, arts and entertainment offerings and products, as well as our methods to make our offerings and products available to customers, do not achieve sufficient customer acceptance. Customer tastes and preferences impact, among other items, revenue from advertising sales, subscription fees, theatrical motion picture receipts, the license of rights to other distributors, sales of merchandises, sales of licensed customer products or sales of our other customer products and services. Although we attempt to stay abreast of emerging customer trends affecting our content, products and services, any failure to identify and respond to such trends could have significant adverse effects on our business, financial condition and results of operations.

The tastes, preferences and demands of our hotel guests also evolve with time. New lodging supply in individual markets, including the introduction of home and apartment sharing services and timeshare operators, could hamper our ability to maintain or increase room rates or occupancy in those markets. Our ability to remain competitive and attract and retain business, group, leisure travelers and other guests depends on our success in distinguishing and driving preference for our hospitality products and services. If we fail to catch up with any change in customer preference or to offer hospitality products and services that customers find attractive, our business, liquidity, financial condition, and results of operations could be materially adversely affected.

In addition, many of our businesses depend on acceptance of our content, products and services by customers from an increasing number of countries and regions worldwide. The success of our businesses therefore depends on our ability to successfully predict and adapt to changing customer tastes and preferences in these various countries and regions.

Our brands and reputation are our key assets. Any negative publicity with respect to us, our brands, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

Our brands and reputation are our key assets and play an important role in earning and maintaining the trust and confidence of our existing and prospective customers.

In respect of our media business, we believe our brands are powerful and trusted with the reputation for high-quality editorial and content independence. Our brands, including, among others, L’Officiel and The Art Newspaper, might be damaged by incidents that erode customer trust such as negative publicity, a perception that our content is not timely or unreliable, or a decline in the perceived value of editorial independent or general trust in the media, which may be in part as a result of changing political and cultural environments worldwide or active campaigns by commercial participants. We may introduce new products or services that are not well received and that may negatively affect our brands. Our brands and reputation could also be adversely impacted by negative claims or publicity regarding us or our operations, personnel, products, employees, practices, including social, data privacy and environmental practices, or business affiliates, including advertisers, as well as our potential inability to adequately respond to such negative claims or publicity, even if such claims are untrue. Furthermore, our brands and reputation could be damaged if we fail to provide adequate customer service, or by failures of third-party vendors we rely on in many contexts. We invest in defining and enhancing our brands. These investments are considerable and may not be successful. We license L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from AMTD Group Inc. If any of the foregoing were to be experienced by AMTD Group Inc. or any of its affiliates, the L’Officiel and The Art Newspaper brands could also be adversely affected. To the extent our brands and reputation are damaged, our ability to attract and retain readers, audiences, advertisers and talented employees could be adversely affected, which could in turn have an adverse impact on our business, revenues and operating results. The prestige and reputation of our publications are critical to our success in attracting premium advertisers. If we fail to uphold the standard of content and design that our audience and advertisers expect, or if our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue, reduced market share and long-term damage to our brand equity.

For our hospitality business, many factors can affect the reputation and value of our company or one or more of our properties or brands, including our ability to protect and use our brands and trademarks; our properties’ adherence to service and other brand standards; our approach to, or incidents involving, matters related to food quality and safety, guest and associate safety, health and cleanliness, sustainability and climate impact, supply chain management, inclusion and belonging, human rights, and support for local communities; and our compliance with applicable laws.

In addition, as a holding company with multiple business lines, adverse events or reputational damage suffered by one of our business lines could harm the overall perception of our company and ripple across all our other business lines. Brands and reputation are our critical assets across all our business lines and the success of each of our business lines is interdependent to that extent. This interdependence increases the risk that the reputational damage to one segment could be carried through and amplify across the broader operation of our company.

Reputational value is also based on perceptions, and broad access to social media makes it easy for anyone to provide public feedback that can influence perceptions of us and our brands, and it may be difficult to control or effectively manage negative publicity, regardless of whether it is accurate. While reputations may take decades to build, negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations, proceedings or penalties, or litigation. Negative incidents could lead to tangible adverse effects on our business, including lost sales, boycotts, reduced customers, loss of business opportunities, adverse government attention, or associate retention and recruiting difficulties. Any material decline in the reputation or perceived quality of our brands or corporate image could affect our market share, reputation, business, financial condition, or results of operations.

Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

Our capital markets and digital solution businesses or will be materially affected by conditions in the financial markets and economic conditions in Asia and throughout the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access credit markets, rising interest rates or inflation, terrorism, political uncertainty, pandemic, social unrest, fiscal policy of governments and the timing and nature of any regulatory reform. Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and sanctions on Russia. The rising political tensions between the United States and China, which is caused by, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on officials and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The credit and financial markets have also experienced extreme volatility and disruptions due to the current conflict between Ukraine and Russia. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. In addition, the United States and other countries have imposed sanctions on Russia which increases the risk that Russia may resort to retaliatory actions, including the launching of cyberattacks. As a financial services firm with business exposure and operations in Asia, our businesses are materially affected by the financial markets and economic conditions in Asia and elsewhere in the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

In relation to our media business, advertising spending is sensitive to economic, geopolitical and public health conditions, and our advertising revenues could be adversely affected as advertisers respond to such conditions by reducing their budgets or shifting spending patterns or priorities. Economic, geopolitical and public health conditions may also lead to fluctuations in the size and engagement of our audience, which can impact our ability to attract, engage and retain audience, and thereby affecting our business, financial condition and results of operations. Our costs may also be adversely affected by economic and geopolitical conditions. For example, if inflation increases for an extended period, our employee-related costs are likely to increase. Our printing and distribution costs may be impacted by inflation and higher costs, including those associated with raw materials, delivery costs and utilities.

Similarly, consumer demand for our hospitality services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for hospitality products and services can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. In addition, many of the expenses associated with our hospitality services, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our services decreases, our business operations, financial performance, results and prospects for future growth may be adversely affected.

To the extent economic conditions lead customers to reduce spending on discretionary activities, our customers may increasingly shift to lower-priced options and our ability to retain current and obtain new customers or implement price increases could be hindered, which would adversely impact our revenue.

Any events causing significant disruption or distraction to the public or to our workforce, or impacting overall macroeconomic conditions, such as supply chain disruptions, political instability or crises, economic instability, war, public health crises, social unrest, terrorist attacks, natural disasters and other adverse weather and climate conditions, or other unexpected events, could also disrupt our operations or the operations of one or more of the third parties on which we rely. Further, if a significant portion of our workforce or the workforces of the third parties with which we do business is unable to work due to power outages, connectivity issues, illness or other causes that impact individuals’ ability to work, our operations and financial performance may be negatively impacted.

Because we have a worldwide business presence spanning Europe, Asia, and the U.S., we are subject to economic, market, geopolitical and other macro risks and uncertainties in multiple regions. If any of the risks described above materializes in any of the geographies in which we operate, our business and financial condition could be adversely affected. In addition, these risks could vary significantly across different regions, presenting greater challenge for or requiring more significant resources from us to effectively address them.

The future impact that economic, geopolitical and public health conditions will have on our business, operations and financial results is uncertain and will depend on numerous evolving factors and developments that we are not able to reliably predict or mitigate. It is also possible that these conditions may accelerate or worsen the other risks discussed in this section.

Acquisitions, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

In order to position our business to take advantage of growth opportunities, we intend to continue to engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, investments and other transactions. We may also consider the acquisition of, or investment in, specific properties, businesses or technologies that fall outside our traditional lines of business and diversify our portfolio, including those that may operate in new and developing industries, if we deem such properties sufficiently attractive.

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses, including cultural challenges associated with transitioning employees from the acquired company into our organization; failure to correctly anticipate liabilities, deficiencies or other claims or costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brands or harm to our reputation; the potential loss of key employees; risks associated with strategic relationships; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology systems, including those related to cybersecurity and data privacy, in an efficient and effective manner; and other unanticipated problems and liabilities.

Competition for certain types of acquisitions is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions or investments may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, which could adversely affect our business, results of operations and financial condition.

We acquired L’Officiel in April 2022 and The Art Newspaper in October 2023. The success of the acquisitions depends, in part, on our ability to successfully apply our editorial, subscription, advertising, marketing and operational expertise and to help grow L’Officiel and The Art Newspaper in an efficient and profitable manner. The success of the acquisition also depends, in part, on factors outside of our control, such as the market for fashion and arts products and services. We may not be able to achieve our intended strategy or manage L’Officiel and The Art Newspaper successfully, or doing so may be more costly than we anticipate, and we may experience difficulty in realizing the expected benefits of the acquisitions.

In addition, we have made investments, minority or otherwise, in companies and we may make similar investments in the future. Such investments subject us to the operating and financial risks of these businesses and to the risk that, as far as minority investment is concerned, we do not have sole control over the operations of these businesses. Our investments may be illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.

We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operations. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the industries in which we operate;

●	our future profitability, overall financial condition, results of operations and cash flows;

●	general market conditions for capital-raising activities by our competitors; and

●	economic, political and other conditions internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms, or at all. In addition, our future capital or other business needs could require us to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity securities could dilute our shareholders’ shareholdings. Any incurrence of indebtedness will also lead to increased debt service obligations, and could result in operating and financing covenants that may restrict our operations or our ability to pay dividends to our shareholders.

Specifically, we must periodically spend money to fund new hotel investments, as well as to refurbish and improve existing hotels. The availability of funds for new investments, and improvement of existing hotels depends in large measure on our ability to access the capital markets. Obtaining financing on attractive terms has been, and may in the future be further, constrained by the capital markets for hotel and real estate investments.

We face risks associated with debt obligations that are scheduled to mature in the near term

Some of our existing debt obligations are scheduled to mature within the next 12 months. iclub AMTD Sheung Wan Hotel is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the aggregate principal amount of HK$396,100,000 and Dao by Dorsett AMTD Singapore is mortgaged to RHB Bank Berhad in relation to loan facilities in the aggregate principal amount of SGD217,000,000.

Our ability to refinance or repay these obligations will depend on various factors, including our financial condition, cash flow generation, creditworthiness and prevailing market conditions at the time of refinancing. If we are unable to refinance our maturing debt on favorable terms, or at all, we may face liquidity constraints, increased financing costs or default risks, which could materially and adversely affect our financial position and operations.

The availability and terms of refinancing are subject to macroeconomic conditions, interest rate fluctuations and the overall health of credit markets. We could be challenged with more stringent borrowing terms, higher interest rates or additional collateral requirements, or an unwillingness to extend credit in general. Additionally, our ability to refinance our debt may be influenced by our credit ratings, financial performance and leverage ratios. Any deterioration in our financial metrics, operational performance or market perception could negatively impact our access to capital and increase the cost of refinancing. Furthermore, covenants associated with existing or new debt agreements may restrict our ability to pursue certain refinancing options or require compliance with specific financial thresholds, which could further complicate the refinancing process.

Failure to refinance maturing debt obligations could force us to utilize available cash reserves or other liquidity sources to repay our debts, which could reduce our ability to fund working capital, capital expenditures or strategic initiatives. The inability to refinance could also lead to default, acceleration of debt obligations or insolvency proceedings, any of which could have a material adverse effect on our business, reputation and financial condition.

Our business may suffer if the intellectual property we use in our business is not protected.

Our business depends on our intellectual property, including the valuable trademarks and copyrighted content we own or is licensed to us. We believe the protection and monetization of our trademarks and copyrighted content, as well as other intellectual property, is critical to our continued success and our competitive position.

Trademark laws and registration requirements vary significantly across countries, and we may face challenges in securing trademark protection in all relevant markets. This could result in the inability to enforce our rights against third-party infringers, leading to brand dilution, consumer confusion, or loss of market share. In some jurisdictions, trademark registration may be denied due to pre-existing claims, conflicting marks or local legal restrictions. Additionally, the process of registering trademarks can be time-consuming, costly and subject to administrative or legal hurdles, particularly in regions with complex or underdeveloped intellectual property systems. The inability to secure trademark rights in key markets increases the risk of unauthorized use of our brands by competitors, counterfeiters and other third parties. This could harm our reputation, erode customer trust, diminish the value of our brands, and limit our ability to expand our operations or pursue strategic opportunities.

Our ability to protect our intellectual property is also subject to the inherent limitation in protections available under intellectual property laws in the jurisdictions where we operate our business. Unauthorized parties may unlawfully misappropriate our brands, content, technology and other intellectual property and the measures we have taken to protect and enforce our rights may not be sufficient to fully address or prevent all third-party infringement.

Advancements in technology, including advancements in generative AI technology, have made unauthorized copying and wide dissemination of unlicensed content easier, including by anonymous foreign actors. At the same time, detection of unauthorized use of our intellectual property and enforcement of our intellectual property rights have become more challenging, in part due to the increasing volume and sophistication of attempts at unauthorized use of our intellectual property, including from generative AI developers or users. As our business and the presence and impact of bad actors become more global in scope, we may not be able to protect our proprietary rights in a cost-effective manner in other jurisdictions. In addition, intellectual property protection may not be available in every country in which our products and services are distributed or made available through the internet.

While it is our policy to protect and defend and have protected and defended vigorously our rights to our intellectual property, we cannot predict whether our steps taken to protect and enforce, or to require our licensors to protect and enforce, our intellectual property rights will be adequate to prevent infringement, dilution, misappropriation or other violation of these rights. If we are unable to protect and enforce our intellectual property rights, we may not succeed in realizing the full value of our assets, our business and profitability may suffer, and our brands may be tarnished by misuse of our intellectual property.

We and the AMTD Group Inc. are the registrants for numerous domain names for websites that we use in our business (see “Item 4. Information on the Company—C. Organizational Structure”). The allocation and registration of domain names are generally overseen by not-for-profit organizations (including but not limited to the Internet Corporation for Assigned Numbers and Names, the Internet Assigned Numbers Authority and regional internet registries such as the Réseaux IP Européens Network Coordination Centre and Asia Pacific Network Information Centre), and these non-for-profit organizations may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize our business brands in all of the countries in which we currently conduct or intend to conduct business. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names that are similar to, infringe upon, or diminish the value of our domain names. We note that if a competitor or third party acquires or uses a domain name that is similar to or diminishes the value of our domain names, if such third party domain name incorporates any of the trademarks that we have registered in the relevant jurisdiction then we may be able to bring a claim of trademark infringement (see risks related to enforcement of intellectual property rights above). If we lose the ability to use a domain name or have to contend with the existence of confusingly similar domain names held by third parties, we could incur additional expenses to market our brand within that country. This could substantially harm our business, results of operations, financial condition and prospects.

In addition, TGE licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties it uses in is business from AMTD Group Inc. See “Item 4. Information on the Company—C. Organizational Structure—Intellectual Property License Agreement between TGE and AMTD Group Inc.” The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either TGE or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. TGE may not be able to and AMTD Group Inc. may refuse to renew this license agreement, due to change in our relationship or otherwise. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. The termination or lack of renewal of this license agreement, or if it is renewed on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. Our success is also partially dependent on the reputation of AMTD Group Inc. and their intellectual properties, and the ability of AMTD Group Inc. to protect and maintain the intellectual property rights that we use in connection with our business, all of which may be harmed by factors outside our control, including unfavorable publicity or negative news regarding us, AMTD Group Inc. and the respective directors, officers and employee and business partners, that could adversely affect our reputation and our results of operations.

We may be subject to claims of intellectual property infringement that could adversely affect our business.

We may receive claims from third parties alleging violations of their intellectual property rights. Specifically, third parties may hold intellectual property rights, such as copyrights, trademarks, or other proprietary claims in the content which we use in our publication and other businesses, such as text, images, audio, video, and other media. Content, and particularly historical content, often presents unique challenges in determining ownership or rights holders due to factors such as incomplete records, the passage of time or the complexity of inheritance or transfer of rights. Additionally, the digitization and republication of historical materials may inadvertently expose us to infringement risks if the original rights holders or their successors have not been properly identified or consulted. Failure to identify and secure the necessary permissions or licenses for the use of such content could result in claims of infringement, litigation, or financial liabilities. As we publish more content in a variety of media both on our own platforms and third-party platforms such as social media, the likelihood of receiving claims of infringement may rise. Defending against intellectual property infringement claims can be time consuming, expensive to litigate or settle, and a diversion of management and newsroom attention. In addition, litigation regarding intellectual property rights is inherently uncertain due to the complex issues involved, and we may not be successful in defending ourselves in such matters.

If we are unsuccessful in defending against third-party intellectual property infringement claims, these claims may require us to enter into royalty or licensing agreements on unfavorable terms, alter how we present content to our audience, alter certain of our operations or otherwise incur substantial monetary liability. The occurrence of any of these events as a result of these claims could result in substantially increased costs or otherwise adversely affect our business. For claims against us, insurance may be insufficient or unavailable, and for claims related to actions of third parties, either indemnification or remedies against those parties may be insufficient or unavailable. Intellectual property claims may also harm our brands and reputation, even if they are vexatious or do not result in liability.

Attracting and maintaining a talented and diverse workforce, which is vital to our success, is challenging and costly. Failure to do so would have a negative impact on our competitive position, reputation, business, financial condition and results of operations.

Our ability to attract, develop, retain and maximize the contributions of talent from diverse backgrounds, and to create the conditions for our people to do their best work, is vital to the continued success of our business and central to our long-term strategy. Our employees and the individuals we seek to hire, particularly, in respect of our media and entertainment business, our executive officers, editorial staff, creative directors and other professionals, are highly sought after by our competitors and other companies, some of which have greater resources than we have and may offer compensation and benefits packages that are perceived to be better than ours. As a result, we may incur significant costs to attract new employees and retain our existing employees and we may lose talent through attrition or be unable to hire new employees quickly enough to meet our needs. Our continued ability to attract and retain highly skilled talent from diverse backgrounds for all areas of our organization depends on many factors, including the compensation and benefits we provide; career development opportunities that we provide; our reputation; workplace culture; and progress with respect to diversity, equity and inclusion efforts. Our employee-related costs may increase, including as a result of a competitive labor market, evolving workforce expectations and inflation. We must also continue to adapt to ever-changing workplace and workforce dynamics and other changes in the business and cultural landscape, including, for example, as they relate to in-office, hybrid and remote work. Additionally, we are subject to complex, technical and rapidly evolving laws and regulations related to labor, employment and benefits, and any non-compliance, or alleged non-compliance, could cause us reputational harm and adversely impact our ability to attract and retain a talented and diverse workforce.

Our success is also heavily reliant on the continued service and performance of our key management personnel, who play a critical role in shaping our strategic direction, operational execution and overall growth.

If we were unable to attract and retain a talented and diverse workforce, or if we were to lose the service or commitment of our key management, it would disrupt our operations; would impact our competitive position and reputation; and could adversely affect our business, financial condition or results of operations. Effective succession planning is also important to our long-term success, and a failure to effectively ensure train and integrate new employees could hinder our strategic planning and execution.

The international scope of our business exposes us to risks inherent in global operations.

We conduct our business on a global scale and we are focused on further expanding the international scope of our business and face the inherent risks associated with doing business on a global scale, including:

●	varied culture, trends and customer tastes in different countries and regions;

●	government policies and regulations that restrict our operations, including restrictions on access to our content and products;

●	effectively staffing and managing global operations;

●	navigating local customs and practices;

●	protecting and enforcing our intellectual property and other rights under varying legal regimes;

●	complying with applicable laws and regulations;

●	restrictions on the ability of our group companies to do business in foreign countries, including restrictions on foreign ownership, foreign investment or repatriation of funds;

●	higher-than-anticipated costs of entry; and

●	currency exchange rate fluctuations.

Adverse developments in any of these areas could have an adverse impact on our business, financial condition and results of operations.

The effects of, or our failure to comply with, applicable laws, regulations and government policies may disrupt our business, lower our revenues, increase our costs, reduce our profits, limit our growth, or damage our reputation.

Because we operate internationally and in various business sectors, we are subject to or affected by a variety of laws, regulations and government policies around the globe, including, among others, those related to censorship, real estate, hospitality services, intellectual property; defamation; publishing certain types of information; labor, employment and immigration; tax; payment and payment processing; anti-bribery, anti-corruption, and anti-money laundering; economic sanctions; marketing and advertising efforts; cybersecurity, data privacy, data localization, data transfers, and the handling of personal information; competition; climate and the environment; and health and safety. These laws, regulations, and government policies may be complex and change frequently and could have a range of adverse effects on our business. The compliance programs, internal controls, and policies we maintain and enforce may need to be updated regularly to keep pace with changing laws, regulations and government policies and may not prevent our associates, contractors, or agents from materially violating applicable laws, regulations, and government policies. The requirements of applicable laws, regulations, and government policies, our failure to meet such requirements (including investigations and publicity resulting from actual or alleged failures), or actions we take to comply with such requirements or investigations could have significant adverse effects on our results of operations, reputation, or ability to grow our business.

If our insurance coverage is insufficient, we may be subject to significant costs and business disruption.

We cannot assure you that we have sufficient insurance to cover all aspects of our operations. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We require comprehensive property and liability insurance policies for the hotel properties we operate with coverage features and insured limits that we believe are customary. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain, or our or their ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, terrorist acts, pandemics, or liabilities that result from incidents involving the security of information systems, may result in high deductibles, low limits, or may be uninsurable, or the cost of obtaining insurance may be unacceptably high. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels, or may not be successful in obtaining insurance at all. Further, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of any lost investment or in some cases could result in certain losses being totally uninsured. As a result, our operations, revenues and profits could be adversely affected.

We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

Our strategic investment portfolio primarily consists of investments in equity securities of public and private companies. Making a sound investment decision requires us to carefully identify and select a target company based on its business, financial condition, operations, and the industry in which it operates. In general, this process involves analytical assessment and estimation of the target company’s profitability and sustainability. We may make unsound investment decisions due to fraudulent and concealed, inaccurate or misleading statements from a target company in the course of our due diligence, which could lead us to mistakenly estimate the value of the target company and affect our ability to derive profit from such investments. In addition, our understanding of and judgment on the target company’s business and prospects, and the industry in which the target company operates may deviate and result in inaccurate investment decisions.

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

We have made significant equity investments in public and private companies and recognize dividend and gain related to disposed investments and net fair value changes on investments and derivatives on our combined statements of profit or loss and other comprehensive income. Since we intend to hold our investments on a long-term basis, fair value of our equity investments is subject to market fluctuations due to changes in the market prices of securities, interest rates, or other market factors, such as liquidity, or regulatory factors, such as changes in policies affecting the businesses of our investee companies. Although we do not intend to make frequent trades on investments for profit, the nature of investment and significance of our investment holdings could adversely affect our results of operations and financial condition.

Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

Our portfolio is concentrated in a limited number of portfolio companies, which engaged in banking industry in China. As a result, the aggregate returns we realize may be significantly affected adversely if any of the investment performs poorly or if we need to write down its value. Additionally, our investments are concentrated in relatively few industries or sectors. As a result, a downturn in any particular industry or sector in which we are invested could significantly impact the aggregate returns we realize and therefore materially and adversely affect our results of operations and financial condition.

The prices of the listed equities of our investee companies may experience significant fluctuations due to market and broader economic conditions, changes in regulatory and policy framework, geopolitical events, or changes in investor sentiment and price volatility can be exacerbated by factors such as interest rate changes, inflation, currency fluctuations or sector-specific developments. Dividend and other distributions by our investee companies are at the discretion of their management and depend on the economic condition as well as their financial performance, cash flow, capital allocation priorities and regulatory constraints. If these companies determine to reduce, suspend, or eliminate dividend payments, our expected income from these investments will be materially and adversely affected.

Some of our strategic investments are and may be in the form of securities that are not publicly traded. Investments in private businesses involve a high degree of business and financial risk. In many cases, there may be prohibition by contract or by applicable laws from selling such securities for a period of time or there may not be a public market for such securities. We may have no or limited ability to dispose of these investments at times when it may be otherwise advantageous for us to liquidate such investments. In addition, if we were forced to immediately liquidate some or all of the investments in a portfolio company, the proceeds of such liquidation could be significantly less than the current value thereof. Furthermore, there is generally no publicly available information about the private companies in which we invest. If we are unable to identify all material information about these companies, among other factors, we may fail to receive the expected return on investment or lose some or all of the money invested in these companies. In addition, these businesses may have shorter operating histories, narrower product lines, smaller market shares and less experienced management than their larger competitors and may be more vulnerable to customer preferences, market conditions, and loss of key personnel, or economic downturns, which may adversely affect the return on, or the recovery of, investments in such businesses.

In addition, our investment in real estate properties located in the New York City is subject to illiquidity risk, which may impact our ability to access capital or realize the full value of these investments. Real estate investments are inherently illiquid due to the time and complexity involved in buying or selling properties. The process of finding a buyer, negotiating terms, and completing the applicable legal and regulatory requirements can result in substantial delays and a prolonged sale process. If a property is leased, the timing of a sale may be further constrained by lease agreements or tenant occupancy. The value and liquidity of these properties are highly dependent on real estate market conditions, which can be influenced by factors such as changes in general economic conditions, interest rates, housing supply and demand, and regulatory policies. A change in the foregoing factors could reduce the properties’ appeal and market value and make it more difficult for us to sell them at a desirable price or at the time that is favorable to us.

Our business is subject to various cybersecurity and other operational risks.

We face various cybersecurity and other operational risks relating to our businesses on a daily basis. We rely heavily on financial, accounting, communication and other data processing systems as well as the people who operate them to securely process, transmit and store sensitive and confidential client information, and communicate globally with our staff, clients, partners, and third-party vendors. We also depend on various third-party software and cloud-based storage platforms as well as other information technology systems in our business operations. These systems, including third-party systems, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.

Our clients typically provide us with sensitive and confidential information as part of our business arrangements. We are susceptible of attempts to obtain unauthorized access of such sensitive and confidential client information. We also may be subject to cyber-attacks involving leak and destruction of sensitive and confidential client information and our proprietary information, which could result from an employee’s or agent’s failure to follow data security procedures or as a result of actions by third parties, including actions by government authorities. Although cyber-attacks have not had a material impact on our operations to date, breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to and disclose sensitive and confidential client information and our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses and other means, and could originate from a wide variety of sources, including state actors or other unknown third parties. The increase in using mobile technologies can heighten these and other operational risks.

We cannot assure you that we or the third parties on which we rely will be able to anticipate, detect or implement effective preventative measures against frequently changing cyber-attacks. We may incur significant costs in maintaining and enhancing appropriate protections to keep pace with increasingly sophisticated methods of attack. In addition to the implementation of data security measures, we require our employees to maintain the confidentiality of the proprietary information that we hold. If an employee’s failure to follow proper data security procedures results in the improper release of confidential information, or our systems are otherwise compromised, malfunctioning or disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions, and damage to our reputation.

We operate in businesses that are highly dependent on proper processing of financial transactions. We also rely on third-party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our businesses.

The technologies we use for the operation of our business are new and require continuous developments and upgrades. We cannot assure you that these technologies will fully support our business.

We regard technology as critical to our ability to provide high-quality products and superior client services in our businesses and operations. We rely on our business partners and investees in developing the sophisticated and innovative technology systems that we use for our business activities. We expect these technologies to support the smooth performance of key functions in our platform. To adapt to evolving client needs, requirements of our business partners, and emerging industry trends, we may need to continue to invest in new technologies or the upgrade of existing technologies to deliver our products and services. We have a number of strategic initiatives involving investments in or partnerships with technology companies as well as investments in technology systems and infrastructure to support our growth strategy. These investments may be costly, may not be profitable or may be less profitable than what we have experienced historically. If these business partners or investees fail to perform their obligations or otherwise cease to work with us, our ability to execute on our strategic initiatives could be adversely affected. If our efforts to invest in the development of new technologies or the upgrade of existing technologies are unsuccessful, our business, financial condition, and results of operations may be materially and adversely affected. In addition, the maintenance and processing of various operating and financial data is essential to our data analytical capabilities and the day-to-day operation of our business. Our ability to provide products and services and to conduct day-to-day business operations depend, in part, on our ability to maintain and make timely and cost-effective enhancement and introduce innovative functions which can meet changing business and operational needs. Failure to do so could put us at a disadvantage to our competitors and cause economic losses. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

The proper functioning of our online platform and technology infrastructure is essential to our business. Any errors in or disruption to our IT systems and infrastructure and those on which we rely could materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our clients.

Our business is dependent on the ability of our IT systems and those of our business partners, vendors, and investee companies to timely process a large amount of information and transactions. The reliability, availability and satisfactory performance of our IT systems and those on which we rely are critical to our success, our ability to attract and retain clients and our ability to maintain a satisfactory user experience and client service. Our servers and those of our business partners and investee companies may be vulnerable to computer viruses, traffic spike that exceeds the capacity of our or their servers, electricity power interruptions, physical or electronic break-ins, and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill client orders.

Our software, hardware, and systems and those on which we rely may contain undetected errors that could have a material adverse effect on our business, particularly to the extent such errors are not detected and remedied quickly. The solutions we provide are designed to process complex transactions and deliver reports and other information related to those transactions, all at high volumes and processing speeds. Since clients use our services for important aspects of their businesses, any errors, defects, disruptions in services, or other performance problems with our services could hurt our reputation and damage our clients’ businesses. Software and system errors, or human error, could delay or inhibit settlement of payments, result in over-settlement, cause reporting errors, or prevent us from collecting transaction fees. We can provide no assurance that we, our business partners or our investee companies will not experience unexpected human errors, system errors or interruptions in the future. We can provide no assurance that our current security mechanisms and those of our business partners and investee companies will be sufficient to protect our and their IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation and result in a material decrease in our revenue.

Maintaining and upgrading the technology infrastructure on which we rely require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, systems on which we rely may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve the technology infrastructure on which we rely could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

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

Fraud or misconduct by our directors, officers, employees, shareholders, agents, clients, or other third parties could harm our reputation and business and may be difficult to detect and deter.

It is not always possible to detect and deter fraud or misconduct by our directors, officers, employees, shareholders, agents, clients or other third parties. The precautions that we take to detect and prevent such activity may not be effective in all cases, and we may suffer significant reputational harm and financial loss for any fraud misconduct by any of these individuals. The potential harm to our reputation and to our business caused by such fraud or misconduct is impossible to quantify.

There is a risk that our directors, officers, employees, shareholders, agents, clients or other third parties could engage in fraud or misconduct that materially and adversely affects our business, including a decrease in returns on our own invested capital. We are subject to a number of obligations and standards arising from our businesses. The violation of these obligations and standards by any of our directors, officers, employees, shareholders, agents, clients or other third parties could materially and adversely affect us and our investors. For example, our businesses require that we properly handle confidential information. If our directors, officers, employees, shareholders, agents, clients or other third parties were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position, and existing and future business relationships. If any of our directors, officers, employees, shareholders, agents, clients or other third parties were to engage in fraud or misconduct or were to be accused of such fraud or misconduct, our business and reputation could be materially and adversely affected.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

We face significant litigation and regulatory risks, especially operating in the financial services and insurance industries, including the risk of lawsuits and other legal actions relating to compliance of regulatory requirements in areas such as information disclosure, sales practices, product design, fraud and misconduct, as well as protection of sensitive and confidential client information. From time to time we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Actions brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant.

In market downturns, the number of legal claims and amount of damages sought in litigation and regulatory proceedings may increase. In addition, our affiliates may also encounter litigation, regulatory investigations and proceedings for the practices in their business operations. Our clients may also be involved in litigation, investigation or other legal proceedings, some of which may relate to deals that we have advised, whether or not there has been any fault on our part.

We may not be able to fully detect money laundering and other illegal or improper activities in our business operations on a timely basis or at all, which could subject us to liabilities and penalties.

We are required to comply with applicable anti-money laundering and anti-terrorism laws and other regulations in the jurisdictions where we operate. The anti-money laundering laws and regulations around the world to which we are subject require us to establish sound internal control policies and procedures with respect to anti-money laundering monitoring and reporting activities. Although we have adopted policies and procedures aimed at detecting, and preventing being used for, money-laundering activities by criminals or terrorist-related organizations and individuals or improper activities (including but not limited to market manipulation and aiding and abetting tax evasion), such policies and procedures may not completely eliminate instances where our networks may be used by other parties to engage in money laundering and other illegal or improper activities. If we fail to fully comply with applicable laws and regulations, the relevant government agencies may impose fines and other penalties on us, which may adversely affect our business.

We regularly encounter potential conflicts of interest, and our failure to identify and address such conflicts of interest could adversely affect our business.

We face the possibility of actual, potential, or perceived conflicts of interest in the ordinary course of our business operations. Conflicts of interest may exist between (i) our different businesses; (ii) us and our clients; (iii) our clients; (iv) us and our employees; (v) our clients and our employees, or (vi) us and our controlling shareholders and their controlling entities. As we expand the scope of our business and our client base, it is critical for us to be able to timely address potential conflicts of interest, including situations where two or more interests within our businesses naturally exist but are in competition or conflict. We have put in place internal control and risk management procedures that are designed to identify and address conflicts of interest. However, appropriately identifying and managing actual, potential, or perceived conflicts of interest is complex and difficult, and our reputation and our clients’ confidence in us could be damaged if we fail, or appear to fail, to deal appropriately with one or more actual, potential, or perceived conflicts of interest. It is possible that actual, potential, or perceived conflicts of interest could also give rise to client dissatisfaction, litigation, or regulatory enforcement actions. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us. Any of the foregoing could materially and adversely affect our reputation, business, financial condition, and results of operations.

We may be subject to legal or regulatory liability if we are unable to protect the personal and sensitive data and confidential information of our clients.

We collect, store, and process certain personal and sensitive data from our clients, particularly under our insurance solutions business, and we make certain personal information provided by clients or third party data providers available to insurer or other partners with client consent. We also collect, store, and process operating data and other information from our clients under our digital solutions services business. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. In addition, we enter into non-disclosure agreements with potential business partners from time to time which may contain personal and sensitive data and confidential information of our clients. Any breach or leakage of such non-disclosure agreements by our potential business partners may subject us to liability. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, or any misuse or mishandling of such personal and sensitive data and confidential information could result in additional cost, legal liabilities, regulatory actions, and reputational damage to us, which could in turn inhibit the use of our platform, and materially and adversely affect our business prospects and results of operation.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

If we do not appropriately maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to accurately report our financial results and the market price of the ADSs may be adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024.

However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of the ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

We may incur losses or experience disruption of our operations as a result of unforeseen or catastrophic events, including the emergence of an epidemic, pandemic, social unrest, terrorist attacks, or natural disasters.

Our business could be materially and adversely affected by catastrophic events or other business continuity problems, such as natural or man-made disasters, pandemics, social unrest, war, riots, terrorist attacks, or other public safety concerns. If we were to experience a natural or man-made disaster, disruption due to social or political unrest, or disruption involving electronic communications or other services used by us or third parties with which we conduct business, the continuity of our operations will partially depend on the availability of our people and office facilities and the proper functioning of our computer, software, telecommunications, transaction processing, and other related systems. A disaster or a disruption in the infrastructure that supports our businesses, a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or a disruption that directly affects our business exposure and operations, could have a material adverse impact on our ability to continue to operate our business without interruption. Our business could also be adversely affected if our employees are affected by epidemics, pandemics, natural or man-made disasters, disruptions due to social or political unrest or disruption involving electronic communications. In addition, our results of operations could be adversely affected to the extent that any epidemic or pandemic harms the global economy in general. The incidence and severity of disasters, epidemics or pandemics or other business continuity problems are unpredictable, and our inability to timely and successfully recover could materially disrupt our businesses and cause material financial loss, regulatory actions, reputational harm, or legal liability.

In addition, although the COVID-19 pandemic increased demand for online financial solutions, digital media marketing, and other online-based products and services, its impact, including impact on our employees, clients, business partners, and third-party service providers, could continue to have a material and adverse effect on our business, financial condition, and results of operations. The COVID-19 pandemic has caused, and may continue to cause us and certain of our business partners, to implement temporary adjustment of work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may experience lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business operations depend on our professional staff and the continued services of these individuals. If any of our employees is suspected of having contracted COVID-19, we may be required to apply quarantines or suspend our operations. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions we take, if any, to contain this outbreak or treat its impact, among others.

Increases in labor costs may adversely affect our business and results of operations.

The global economy has experienced general increases in inflation and labor costs in recent years. As a result, average wages in different regions are expected to continue to increase. In addition, we are required by laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increasing labor costs, our financial condition, and results of operations may be adversely affected.

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

Risks Relating to Our Capital Market and Digital Solutions Businesses

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

We have a limited operating history and experience in our digital solutions services, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

We commenced operations of our digital solutions services, through our consolidated subsidiary AMTD Digital Inc., in December 2017. However, our limited operating history in our digital solutions services may not be indicative of our future growth or financial results. We cannot assure you that we will be able to maintain our historical growth rates in future periods. Our growth prospects should be considered in light of the risks and uncertainties that fast-growing companies with a limited operating history and experience in our industries may encounter, including, among others, risks and uncertainties regarding our ability to:

●	identify business synergies and enhance connectivity for our clients;

●	enrich our content offerings;

●	retain existing clients and attract new clients;

●	offer customized and comprehensive services tailored to corporates’ needs throughout their lifecycles;

●	upgrade existing technology and infrastructure and develop new technologies;

●	successfully compete with other companies that are currently in, or may in the future enter, our industries or similar industries; and

●	observe and strategize on the latest market trends.

All of these endeavors involve risks and will require significant allocation of management and employee resources. We cannot assure you that we will be able to effectively manage our growth or implement our business strategies effectively. If the market for our services does not develop as we expect or if we fail to address the needs of this dynamic market, our business, results of operations, and financial condition will be materially and adversely affected.

Failure to obtain, renew, or retain licenses, permits, or approvals may affect our ability to conduct or expand our business.

Financial services is a highly-regulated industry, and we are required to obtain applicable licenses, permits, and approvals from different regulatory authorities in order to conduct or expand our business. Various government authorities in Asia have promulgated various regulations on the financial services, including regulations requiring insurance brokerage license, and exempt financial advisor status. We have maintained our insurance brokerage license for general and long term business (including linked long term business) issued by the Hong Kong Insurance Authority on September 9, 2022 through AMTD RSG. Additionally, there is no assurance that the regulatory authorities will not issue new regulations governing the financial product and service industry that might require us or our business partners to obtain additional licenses, permits, or approvals for our current or future business operations, which may materially and adversely affect our business operations and financial condition. Failure to obtain additional licenses under current or new regulations may also impair our ability to expand our businesses across new geographical regions.

We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.

The digital financial services industry is highly regulated in Asia. In the Asia markets where we currently or plan to operate, the government or other regulatory authorities regulate the financial services industry extensively. A number of regulatory authorities, oversee different aspects of the financial services business in Asia, and promulgate and enforce laws and regulations that cover banking, insurance, stored-value facilities, and money-lending services, including entry into such businesses, scope of permitted activities, licenses and permits for various operations, and pricing. See “Item 4. Information on the Company—B. Business Overview—Regulations in Singapore” and “Item 4. Information on the Company—B. Business Overview—Regulations in Hong Kong.”

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

We are subject to regular and ad hoc regulatory inspections. If the results of the inspections reveal any noncompliance or misconduct, the regulatory authorities may take disciplinary action such as imposing monetary fines, or even revocation or suspension of license. Any material disciplinary actions taken against or penalties imposed on us or our business partners in the future could have an adverse impact on our business operations and financial results.

We may not be able to ensure the accuracy and completeness of third-party insurance product information and the effectiveness of our recommendation of insurance products.

Our insurance brokerage clients rely on third-party insurance product information we provide. While we believe that such information is generally accurate, complete and reliable, there can be no assurance that the accuracy, completeness, or reliability of the information can be maintained in the future. We are legally required to provide certain disclosures to our clients, including how we are paid as an insurance broker. If we provide any inaccurate or incomplete information, or we fail to present accurate or complete information of any insurance products which could lead to our clients’ failure to get the protection or us being warned or punished by regulatory authorities, our reputation could be harmed and we could experience reduced client engagement, which may adversely affect our business and financial performance.

We may not be able to recommend suitable insurance products to our clients. The data provided to us by our clients, insurer partners, and other channels may not be accurate or up to date. Our risk consultation team may not fully understand our clients’ insurance and risk management needs and recommend suitable products to them. If our clients are recommended insurance solutions that do not suit their protection or related needs, or such solutions are ineffective, they may lose trust in us. Our insurance clients and insurer partners may consequently be reluctant to continue to engage or partner with us. As a result, our business, reputation, financial performance, and prospects will be materially and adversely affected.

Because the brokerage income we earn on the sale of insurance products is based on premiums, and commission fee rates agreed between us and our insurer partners, any decrease in these premiums or commission fee rates may have an adverse effect on our results of operations.

We derive a significant portion of revenue in our insurance solutions business from commission fees paid to us out of the premiums that insurer partners charge our clients for coverage. The commission fee rates are negotiated between insurer partners and us, and are typically based on the premiums that the insurer products charge. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation, competitive, and other possible factors that affect our commission fee agreement with insurer partners. These factors, which are not within our control, include the capacity of insurer partners to place new business, profits of insurer partners, client demand for insurance products, the availability of comparable products from other insurance companies at lower costs, and the availability of alternative insurance products, such as government benefits and self-insurance plans, to clients. Because we do not determine, and cannot predict, the timing or extent of premium or commission fee rate changes, we cannot predict the effect any of these changes may have on our operations. Any decrease in premiums or commission fee rates may significantly affect our financial condition and results of operations.

We depend on our cooperation with insurer partners. Our business may be negatively affected if our insurer partners do not continue their relationship with us or if their operations fail.

Our insurance solutions business is, to a significant extent, dependent on our continued and healthy relationship with our insurer partners, and may be negatively affected if our insurer partners terminate their relationship with us or fail to meet performance obligations. Certain insurer partners have been associated with a significant portion of our revenue generated from clients in the past. Our ability to attract clients depends on the quantity and quality of insurance products offered by insurer partners. Our arrangements with our insurer partners are typically not exclusive, and they may have similar arrangements with our competitors. Our partners may terminate their relationships with us or decide to exclusively or preferentially cooperate with our competitors. There can be no assurance that we can maintain relationships with our existing insurer partners on commercially desirable terms. If our insurer partners terminate their relationship with us, our supply of products and services may be interrupted and affect our ability to maintain existing clients and secure new clients.

If our insurer partners or the reinsurance company partners fail to properly fulfill their obligations as insurers under the insurance policies sold by us, it may affect our ability to maintain existing clients and secure new clients. If our insurer partners or the reinsurance companies with whom they or we partner become insolvent, our clients may not be able to realize the protection expected from the insurance policies, which will negatively affect our reputation and, in turn, our performance and financial results.

Our risk management and internal control systems, as well as the risk management tools available to us, may not fully protect us against various risks inherent in our business.

We follow our comprehensive internal risk management framework and procedures to manage our risks, including, but not limited to, reputational, legal, regulatory, compliance, operational, market, liquidity, and credit risks. However, our risk management policies, procedures, and internal controls may not be adequate or effective in mitigating our risks or protecting us against unidentified or unanticipated risks. In particular, some methods of managing risks are based upon observed historical market behavior and our experience in the financial industry. These methods may fail to predict future risk exposures, which could be significantly greater than those indicated by our historical measures. Other risk management methods depend upon an evaluation of available information regarding operating and market conditions and other matters, which may not be accurate, complete, up-to-date, or properly evaluated. In addition, the capital markets are constantly developing, the information and experience that we rely on for our risk management methods may become quickly outdated as capital markets and regulatory environment continue to evolve. Any deficiencies or failure in our risk management and internal control systems and procedures may adversely affect our ability to identify or report our deficiencies or non-compliance. In addition, failure of our employees to effectively enforce such risk management and internal controls procedures, or any of the foregoing risks, may have a material and adverse effect on our business, financial condition and operating results.

Risks Relating to Our Media Business

The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

Our ability to compete with our competitors in the media sector effectively depends on many factors both within and beyond our control, including among other things:

●	our ability to continue delivering a breadth of high-quality content that is timely, interesting and inspiring to our audience;

●	the popularity, usefulness, ease of use, format, performance, reliability and value of our digital media services, compared with those of our competitors;

●	the sustained engagement of our audience directly with our content, products and services;

●	our ability to develop, maintain and monetize our content, products and services;

●	our ability to provide advertisers with a compelling return on their investments;

●	our reputation and brand strength relative to those of our competitors;

●	our ability to reach new audience and customers worldwide;

●	the pricing model of our content, products and services;

●	our visibility on search engines and social media platforms, compared with the visibility of our competitors;

●	our ability to effectively protect our intellectual property, including from unauthorized use by generative AI developers or users in ways that may harm our brands;

●	our marketing and selling efforts, including our ability to differentiate our products and services from those of our competitors;

●	our ability to attract, retain and motivate talented employees, including editorial staff and creative directors, among other things, who are unique and in high demand; and

●	our ability to manage and grow our business in a cost-effective manner.

Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

The future growth and profitability for our print publications and digital media services depend upon our ability to retain, grow and effectively monetize our audience base worldwide.

We have invested and will continue to invest significant resources in our efforts to do so, including building a community around our magazines, diversifying channel of access, leveraging social media to publicize our content, attending events to develop relationships and promote our products and services, but there is no assurance that we will be able to successfully grow our audience base in line with our expectations, or that we will be able to do so without taking steps such as adjusting our pricing that could adversely affect our revenues, margin and profitability.

Our ability to attract and grow our audience base depends on the size of our potential audience and its sustained engagement directly with our content and products, including the breadth, depth and frequency of use. The size and engagement of our audience depends on many factors both within and beyond our control, including the size and speed of development of the markets for high-quality media and entertainment news and reviews; significant fashion, media and other events; user sentiment about the quality of our content and products; the free access we provide to our content; the format and breadth of our offerings; varied and changing customer expectations and behaviors; and our ability to successfully manage changes implemented by search engines and social media platforms or potential changes in the digital information ecosystem that affect or could affect the visibility of and traffic to our content, among other factors.

The size and engagement of our audience also depends in part on referrals from third-party platforms, including social media platforms and search engines, that direct customers to our content. These third-party platforms increasingly prioritize formats and content that are outside of our primary offerings and may vary their emphasis on what content to highlight for audience. This has caused, and may continue to cause, referrals from these platforms to our content to diminish. Additionally, search engine results and digital marketplace rankings are based on algorithms that are changed frequently, without notice or explanation. Any failure to successfully manage and adapt to changes in how our content, products and services are marketed, discovered, prioritized, displayed and monetized could cause our audience base to significantly diminish.

The size of the audience for our print publications may be affected as the media industry has transitioned from being primarily print-focused to digital and we do not expect this trend to reverse. We may be limited in our ability to prevent the resulting print revenue declines, particularly as our print products become more expensive relative to other media alternatives, including our digital products. If we are unable to offset revenue declines from print publications with other sources of revenue, or if the revenue declines at a faster rate than we anticipate, our operating results will be materially and adversely affected.

Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

Our advertising revenue is sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. Our advertising revenues could be adversely affected as advertisers, including primarily luxury and fashion brands, respond to such conditions by reducing their budgets or shifting spending patterns or priorities. See also “— Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.”

Within the fashion, arts and luxury advertising markets, our ability to compete successfully for advertising budgets will depend on, among other factors, our ability to engage and grow our audience base, develop attractive and high-quality content, maintain our influence in the fashion, arts and luxury markets, enhance our relationship with renowned brands and fashion influencers and demonstrate the value of our advertising and the effectiveness of our content, products and services to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as our brands and reputation, the demand for our content and products, the focus of our coverage, size and demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options. Specifically, the prestige and reputation of our publications are critical to our success in attracting premium advertisers. If our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue. See also “— Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.”

The continuing shift in customer preference from print media to digital media, as well as growing customer engagement with digital media and social platforms, has introduced significant new competition for advertising. Our revenues from print advertising may decline over time as the media industry has transitioned from being primarily print-focused to digital. Print advertising revenue may decline more quickly than we anticipate, which could create additional pressure on our profitability.

We also offer digital advertising to our customers. We compete with companies with large digital platforms, which have greater audience reach, audience data and targeting capabilities than we do. These companies may command a large share in the context of digital advertising, and we anticipate that this will continue. In addition, there is increasing demand for digital advertising in formats that are dominated by these platforms, particularly vertical short-form video and streaming, and we may not be able to compete effectively in these formats. The remaining market is subject to significant competition among publishers and other content providers, as well as audience fragmentation. These dynamics have affected, and will likely continue to affect, our ability to attract and retain advertisers and to maintain or increase our advertising rates.

Significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, would have an adverse effect on our operating results.

Our print publications are printed and distributed under contracts with print and distribution partners worldwide. Our print partners rely on suppliers for deliveries of paper. The price of paper has historically been volatile, and its availability may be affected by various factors, including supply chain disruptions, transportation issues, labor shortages or unrest, conversion to paper grades other than paper and other disruptions that may affect production or deliveries of paper. A significant increase in the price of paper, or a significant disruption in our partners’ paper supply chain, would adversely affect our operating results.

Financial pressures, print publication industry trends or economics, labor shortages or unrest, changing legal obligations regarding classification of workers or other circumstances that affect our print and distribution partners and lead to reduced operations or consolidations or closures of print sites or distribution routes may increase the cost of printing and distributing our print publications, decrease our revenues if printing and distribution are disrupted and impact the quality of our printing and distribution. The geographic scope and frequency with which magazines are printed and distributed by our partners at times affects our ability to print and distribute our print publications and can adversely affect our operating results.

If we experience significant disruptions in our printing and distribution channels, or a significant increase in the costs to print and distribute our print publications, our reputation and operating results may be adversely affected. Furthermore, if the audience base to our and other companies’ print products declines, our and our vendors’ fixed costs to print and deliver paper products are spread over fewer paper copies. We may be unable to offset these increasing per-unit costs, alongside decreasing print media audience base, with revenue from price increases, and our operating results may be adversely affected.

We depend on certain franchisees to produce and distribute our print publications.

We depend on our franchisees to produce and distribute print publications in many geographies and receive royalties from these licenses. We rely on these franchisees to maintain operational and financial control over their businesses. Should these franchisees fail to monitor and control their operations adequately or if our relationship with them is disrupted or changed to our detriment, our income from royalties will decline.

The agreements with our franchisees typically allow either party to terminate the relationship under certain conditions, including breaches of contractual obligations, failure to meet performance standards, or other specified events. If our franchisees choose to terminate these agreements, we could experience a loss of revenue, disruption in operations and damage to our brand reputation in the affected markets. Conversely, if we terminate the franchise agreements, we may face legal disputes and reputational harm. If circumstances required that an existing franchisee be replaced, we could face challenges in finding replacement franchisees and there can be no assurance that a replacement franchisee would be able to contribute the same resources as the prior franchisee in terms of management, production and distribution. The necessity to replace a franchisee and, in particular, an inability to replace a franchisee for any period of time would adversely affect our financial performance both directly, from reduced royalties received, and indirectly, from reduced sales of our products. Our brands may also suffer if, as a result, there is any delay or failure in the distribution of our content and products.

Additionally, the termination of franchise relationships, whether initiated by us or our franchisees, could result in the closure of locations, reduced market presence and increased operational costs associated with transitioning ownership or management.

Although we regularly implement royalty reviews of our franchisees, there can be no assurance that they will properly report royalty income or that such reviews will reveal any non-compliance with the terms of the relevant franchisees. Even if errors are revealed, the resolution of such errors may prove to be time-consuming and expensive.

We may face business challenges and increased costs in our transition from a franchise business model to a direct ownership model in respect of our media business.

We operate our media business in a hybrid model of direct ownership and franchise business and we are in the process of transitioning from a franchise business model to a direct ownership model in certain countries and regions and expanding our network. While we believe that the direct ownership model can drive significant revenue growth for us in the future, the transition to the direct ownership model will require substantial financial resources for operational restructuring, developing or acquiring new expertise in managing operational risks, employee retention and training, building up knowledge base of local markets and development of marketing initiatives, among other things. There is no assurance that we will be successfully navigating through this transition and mitigating the gaps in operational capabilities, marketing expertise and customer relationship. Failure to transition successfully may lead to loss of our brand value, customer loyalty and market share, and therefore could have significant adverse effects on our business, financial condition and results of operations.

Risks Relating to Our Entertainment Business

The entertainment industry is highly competitive.

The entertainment industry is highly competitive. It is also partially dependent on the availability of potential viable projects and necessary funding to successfully complete such projects. Accordingly, we will need to locate promising projects and be able to secure necessary funding, in what may be uncertain markets.

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

The success of our entertainment business segment depends on the success of a limited number of film releases each year and unpredictable factors in the motion picture industry.

We generally participate in the production of a limited number of motion pictures each year. As such, the success or failure of a small number of these motion pictures could have a significant impact on our entertainment business segment and our results of operations in both the year of release and in subsequent years. The film industry is inherently unpredictable, and the success of any given film can be influenced by factors beyond our control, such as changing consumer preferences, competition from other entertainment offerings and broader economic conditions. In general, the economic success of a motion picture is largely determined by the appeal of the motion picture to a broad audience and by the effectiveness of the marketing of the motion picture. We cannot precisely predict the economic success of any of the motion pictures we produce because we cannot predict with certainty a motion picture’s acceptance by the public. If we do not accurately judge audience acceptance in selecting the motion pictures for production, or if the motion pictures are not effectively marketed, we may not recoup our costs or realize our anticipated profits. In addition, the economic success of a motion picture depends upon the public’s acceptance of competing motion pictures, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and none of which can be predicted with certainty. Additionally, delays in production or release schedules, which may arise due to, among other things, creative, technical, or regulatory challenges, can further impact the timing and financial contribution of films. Accordingly, our results may fluctuate significantly from year to year based on the box office performance, timing of releases and market reception of the limited number of films we produce at any given time and such factors render our historical financial results not indicative of our future performance.

Due to the inherent nature of producing motion pictures, we provide advances and funding for motion pictures in advance and assume the risk of not being able to recoup these investments.

We incur significant costs and cash expenditures to acquire movie rights. Many of our agreements to acquire movie rights require up-front payments. We determine the amount of the payments or funding we are willing to make based on our estimate of the economic success of the motion picture. Although these estimates are based on our knowledge of industry trends, market conditions and the market potential of the motion picture, actual results may ultimately differ from our estimates.

The production of motion pictures is subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast members and other key creative personnel or other disruptions or events beyond our control. Risks such as illness, disability or death of star performers, technical complications with special effects or other aspects of production, shortages of necessary equipment, damage to negatives, master tapes and recordings or adverse weather conditions may cause cost overruns and delay or frustrate completion of a production. In addition, directors tend to hold substantial control over the production of motion pictures, and this may affect the producers’ ability to control the production schedule and budget. Further, when we co-produce in a motion picture, we generally have less control over the development and production processes.

We may be required to provide additional funding or advances to complete production of our motion pictures, for example if a motion picture incurs budget overruns during production. Such additional funding could have an adverse effect on our business, financial condition and results of operations. In addition, we may not be able to recoup our funding as a result of increased costs from budget overruns. Increased costs may also delay the release of a motion picture to a less favorable time, which could negatively affect its box office performance and thus our revenue arising out of the motion picture and its overall financial success.

If a motion picture fails to perform to our original estimates or expectations, we may not be able to realize the expected economic return from that motion picture, fail to recoup advances we paid or funding we made or record accelerated amortization or fair value write downs of capitalized motion picture production costs. Any of these events may adversely impact our business, financial condition and results of operations.

Risks associated with our capacity as a co-producer of or financial investor in our films.

We co-produce (in a non-controlling position) or invest in film production, which exposes us to several risks. As a co-producer, we generally rely on the lead producer to manage key aspects of the movie production, including creative decisions, budgeting, casting, scheduling and distribution. We generally have a limited ability to influence or control critical elements of a movie project, and accordingly production outcomes for our co-produced movies may not fully align with expectations or objectives. Our strategic or financial interests may not align with those of the lead producers of our movies. The lead producer’s priorities, resources or decision-making processes may diverge from those of ours, which could potentially give rise to a misalignment or conflict of interests. Furthermore, we may have limited recourse in the event of mismanagement, delays or disputes with the lead producer, which could adversely impact the quality, timing and commercial success of the film. These could lead to increased uncertainty, reduced profitability and greater exposure to operational and financial risks in respect of our entertainment business.

The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

The costs to develop and produce a motion picture are substantial. We are required to fund our costs for motion picture-related activities and other commitments with cash retained from operations, as well as from bank and other borrowing and participation by other producers. If our motion pictures fail to perform, we may be forced to seek substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to continue to make substantial funding in the production of new motion pictures or may be available only on terms that are disadvantageous to us, either of which could have a material adverse effect on our growth or our business.

Moreover, the costs of producing motion pictures have increased in recent years and may further increase in the future, which may make it more difficult for a motion picture we produce to generate a profit. Also, compensation for star performers and other key creative personnel has been on the rise. As a result, there can be no assurance that revenue from our motion picture production would be sufficient to offset increases in the cost of production and distribution.

Industry changes in the entertainment industry may have a negative impact on our operations.

The entertainment industry, in general, is continually undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded on demand services, independent productions, streaming and video games. The level of theatrical success remains a critical factor in generating revenues in these ancillary markets. It is difficult to accurately predict the effect that these and other new technological developments may have on the film industry. These uncertainties, among others, may have a negative impact on our business, financial condition, and results of operations.

Risks Relating to our Hospitality Business

We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

●	significant competition from hospitality providers in all parts of the world;

●	changes in the supply and demand for hotel services, including rooms, food and beverage and other products and services;

●	the financial condition of and relationships with hotel management companies and joint venture partners, including the risk that they may terminate or fail to comply with the relevant management or joint venture contracts or arrangements;

●	decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks;

●	increases in operating costs, including employee compensation and benefits, energy, insurance, food and beverage and other supplies;

●	the ability of third-party internet and other travel intermediaries who sell our hotel rooms to guests to attract and retain customers;

●	delays in or cancellations of planned or future development or refurbishment projects at hotels in our system;

●	cyclical over-building in the hospitality industry; and

●	changes in desirability of geographic regions of the hotels in our business, geographic concentration of our operations and customers and shortages of desirable locations for development.

Any of these factors could (i) increase our costs or (ii) limit or reduce the prices we are able to charge, or (iii) otherwise affect our ability to maintain or operate existing properties or develop new properties. As a result, any of these factors can reduce our revenues and limit opportunities for growth.

The hospitality market is highly competitive, and we may be unable to compete successfully.

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

Furthermore, some of our current or potential competitors, such as major hotel brands, are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, well-established loyalty programs, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. Moreover, the hospitality services industry has experienced significant consolidation, and we expect this trend may continue as companies attempt to strengthen or hold their market positions in a highly competitive industry. Consolidation amongst our competitors will give them increased scale and may enhance their capacity, abilities and resources, as well as lower their cost structures. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. For all of these reasons, we may not be able to compete successfully against current and future competitors.

We own a limited number of hotels and significant adverse changes at one hotel could have a material adverse effect on our financial performance.

Our hotel portfolio consists of iclub AMTD Sheung Wan Hotel and Dao by Dorsett AMTD Singapore. Significant adverse changes in the operations of either of these hotels could have a material adverse effect on our financial performance.

We may acquire, renovate and/or re-brand hotels in new or existing geographic markets.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience. Additionally, those and our existing properties may also be renovated and re-branded. Customers, existing or potential, may not be familiar with our newly renovated hotel or be aware of the brand change. As a result, we may have to incur costs relating to the opening, operation and promotion of our hotel properties that are substantially greater than those incurred in other geographic areas. Our hotels may attract fewer customers than expected and we may choose to increase spending on advertising and marketing to promote the hotel and increase customer demand. Unanticipated expenses and insufficient demand could adversely affect our financial performance.

Risks relating to the management of our hotels could hurt our financial performance.

Our hotel managers have the authority to direct our hotels to be operated in a particular manner and to govern the daily operations of our hotels. As a result, our financial condition and results of operations are largely dependent on the ability of our hotel managers to operate our hotel properties successfully. Any failure by our hotel managers to provide quality services and amenities or to maintain and protect a quality brand name and reputation could have a negative impact on their ability to operate and manage our hotel properties successfully and could negatively impact our financial condition and results of operations.

We cannot assure you that our hotel managers will operate and manage our hotel properties in a manner that is consistent with their obligations under the hotel management agreements, that our hotel managers will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If we are unable to reach satisfactory results through discussions and negotiations with our hotel managers regarding issues with the management of our hotels, we may choose to litigate the dispute or submit the matter to third-party dispute resolution or arbitration. We would be able to seek redress only if a hotel manager violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Additionally, in the event we need to replace any of our hotel managers, we may experience significant business disruptions at the affected hotel properties, and may be liable, under certain circumstances, for significant damages and/or be required to make certain payments to our managers.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 34.0% of our issued and outstanding ordinary shares, representing 46.8% of our total voting power.

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

The concentration of ownership and voting power may cause transactions to occur in a way that may not be beneficial to you as a holder of the ADSs or Class A ordinary shares and may prevent us from doing transactions that would be beneficial to you. Conflicts of interest may arise between our Controlling Shareholder or any of its controlling shareholders and us in a number of areas relating to our past and ongoing relationships. Potential conflicts of interest that we have identified include the following:

●	Indemnification arrangements with our Controlling Shareholder. We have entered into a master transaction agreement under which we agree to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to our past capital market solutions businesses, including operations of those businesses when we were a private company and a subsidiary of our Controlling Shareholder. There are no exceptions for such indemnities and such indemnifications relate to transactions that had taken place prior to, on and following, our restructuring and listing on the NYSE (as we and our Controlling Shareholder have obligations, based on the master transaction agreement, that continue after our listing on the NYSE). In May 2021, AMTD Digital Inc. entered into a master transaction agreement under which it agrees to indemnify our Controlling Shareholder with respect to lawsuits and other matters relating to its businesses, including operations of those businesses when it was a private company and a subsidiary of our Controlling Shareholder. These indemnification arrangements could result in our having interests that are adverse to those of our Controlling Shareholder, for example, with respect to settlement arrangements in litigation. In addition, under these arrangements, we have agreed to reimburse our Controlling Shareholder for liabilities incurred (including legal defense costs) in connection with any third party claim if it is ultimately determined that we are obligated to indemnify our Controlling Shareholder with respect to such third party claim. There is no limit on such amount of indemnity under the master transaction agreement.

●	Non-competition arrangements with our Controlling Shareholder. We have entered into a non-competition agreement under which our Controlling Shareholder agrees not to compete with us in our past capital market solutions business that are both primarily targeting institutional and corporate clients, except for owning non-controlling equity interest in any company competing with us. We have agreed not to compete with our Controlling Shareholder in businesses currently conducted by our Controlling Shareholder, except that we may (i) continue to provide capital market solutions services to our existing individual clients, and (ii) own non-controlling equity interests in any company competing with our Controlling Shareholder. In May 2021, AMTD Digital Inc. entered into a non-competition agreement under which our Controlling Shareholder agrees not to compete with it in its businesses, except for owning non-controlling equity interest in any company competing with it. AMTD Digital Inc. agrees not to compete with our Controlling Shareholder in the respective businesses then conducted by our Controlling Shareholder, except that AMTD Digital Inc. may own non-controlling equity interests in any company competing with our Controlling Shareholder.

●	Intellectual Property License Agreement. TGE, our subsidiary, licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties we use in our business from our Controlling Shareholder under a license agreement with our Controlling Shareholder. The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either TGE or our Controlling Shareholder notifies the other party no later than six months prior to the expiration of the then-current term. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. Our Controlling Shareholder may refuse to renew this license agreement or elect to terminate it upon our default. Our Controlling Shareholder may not perform its obligations under this agreement in our best interest, or at all, and may act in a way that is detriment to our business interest.

●	Employee recruiting and retention. Because both we and our Controlling Shareholder are engaged in financial service-related businesses, we may compete with our Controlling Shareholder in the hiring of new employees. We have entered into a non-competition agreement and have a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

●	Our board members or executive officers may have conflicts of interest. Our chief financial officer, Xavier Zee, is also the chief financial officer of our Controlling Shareholder. Two of our directors also serve as directors of our Controlling Shareholder. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

●	Sale of shares or assets in our company. AMTD Group and our executive officers have undertaken not to sell any equity securities they own in us in the open market until October 23, 2026. Upon expiration of the lock-up period and subject to certain restrictions under the securities laws and stock exchange rules, as well as other restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs or Class A ordinary shares.

●	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we have entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

●	Developing business relationships with our Controlling Shareholder’s competitors. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors, such as other insurance brokerage companies. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

In addition to the above factors, the price and trading volume of the ADSs or Class A ordinary shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industries;

●	variations in our revenue, profit, and cash flow;

●	changes in the economic performance or market valuations of our competitors;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, affiliates, Controlling Shareholder, other beneficial owners, our business partners, or our industries;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, affiliates, or Controlling Shareholder;

●	release or expiry of any transfer restrictions on our outstanding shares or the ADSs; and

●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, AMTD IDEA Group has 254,923,518 Class A ordinary shares, including 143,695,404 Class A ordinary shares represented by ADSs, and 302,132,721 Class B ordinary shares issued and outstanding, respectively. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 142,782,558 of our issued and outstanding Class B ordinary shares (excluding the treasury shares held by the Company). These Class B ordinary shares constitute approximately 25.6% of our total issued and outstanding ordinary shares and 46.0% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, as amended, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that may differ significantly from the NYSE listing standards and the SGX-ST listing standards; we are not generally subject to the continuing listing requirements of the SGX-ST and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the SGX-ST; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE listing standards or SGX-ST listing standards.

As a Cayman Islands company listed on the NYSE and SGX-ST, we are subject to the NYSE listing standards and certain SGX-ST listing standards. However, we are not generally subject to the continuing listing requirements of the SGX-ST and Rule 210(10) of the Listing Manual does not apply to our company due to our secondary listing on the SGX-ST, and the NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country or. Similarly, the SGX-ST generally relies on the NYSE to regulate our company. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards and the SGX-ST listing standards.

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

It is likely that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2024, and it is possible that we may be a PFIC for the current taxable year and for future taxable years, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our ADSs or ordinary shares.

We will be classified a “passive foreign investment company,” or “PFIC,” for a given taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the average quarterly value of our assets during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based on our current income and assets, including goodwill and the value of the assets held by our strategic investment business, it is likely that we were a PFIC for the taxable year ended December 31, 2024, and, it is possible that we may be a PFIC for the current taxable year and for future taxable years. It is also possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes could be a PFIC for such taxable years. If we are a PFIC for any taxable year during which U.S. Holders hold our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. PFIC status is a factual determination made annually after the close of each taxable year. Because our PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time and because application of the PFIC rules is subject to uncertainties, there can be no assurances regarding our PFIC status for any particular year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may incur additional costs since we not longer qualify as an emerging growth company.

We ceased being an “emerging growth company” as at the end of the 2024 and we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our Company

In 2015, our Controlling Shareholder commenced capital market solutions, and strategic investment businesses. From February to April 2019, through restructuring, both the capital market solutions, and strategic investment businesses were carved out from our Controlling Shareholder and injected into the Company.

As part of the restructuring, in February 2019, AMTD International Inc. was incorporated as an exempted company with limited liability under the laws of the Cayman Islands initially as a wholly-owned subsidiary of our Controlling Shareholder. In April 2019, the abovementioned restructuring was completed, and AMTD International Inc. became the holding company of our businesses. In March 2022, with the approval of our shareholders, we changed our company name from “AMTD International Inc.” to “AMTD IDEA Group.”

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

On April 8, 2020, AMTD IDEA Group was dual listed by way of introduction of 23,873,655 Class A ordinary shares on the SGX-ST under the symbol “HKB,” being Class A ordinary shares that have been registered with the SEC as part of our initial public offering and listing on the NYSE in August 2019, and which were previously represented by the ADSs listed for trading on the NYSE.

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

In February 2023, we acquired 96.1% of the equity interest in WME Assets from AMTD Group for a net purchase consideration of US$268 million, which was settled by us through the issuance of 30,875,576 newly issued Class B ordinary shares to AMTD Group. WME Assets holds a global portfolio of premium whole building properties, with a fair market value of approximately US$500 million at the time we entered into the relevant agreements. The acquisition was followed immediately by our injection of WME Assets into AMTD Digital at the same valuation in return for 515,385 newly issued Class B ordinary shares of AMTD Digital.

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

In November 2023, WME Assets entered into a definitive agreement with an independent third party to dispose of certain real estate assets. The consideration for the disposal was determined with reference to the assets’ then latest valuation, with potential adjustments based on the final valuation performed by the independent valuer. The disposal was carried out with an aim to reallocate the proceeds into other premium assets at more preferred locations or more favorable pricing.

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

From October 2024 through November 2024, a series of reorganization steps (collectively, the “TGE Reorganization”) were taken to (i) establish The Generation Essentials Group (formerly known as “World Media and Entertainment Universal Inc.”) as the holding company transfer and consolidate the business of L’Officiel, The Art Newspaper, WME Assets Group and certain movie rights investments into TGE, and (ii) AMTD Digital Inc. acquired the controlling stake of TGE.

In November 2024, the Company issued 12,157,782 Class A ordinary shares for US$20 million.

In January 2025, TGE and Black Spade Acquisition II Co, a special purpose acquisition company founded by Black Spade Capital, or Black Spade II, entered into a business combination agreement. Upon the completion of the transactions contemplated by the business combination agreement, the combined company will retain its name “The Generation Essentials Group” and its headquarters in Paris, and its ordinary shares will be listed on a U.S. stock exchange. The business combination values TGE at an equity value of approximately US$488 million, not including cash from BSII’s approximately US$153 million of cash in trust (assuming no BSII shareholders elect to have their BSII shares redeemed for cash as permitted).

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

B.	Business Overview

We are currently operating under three main business lines:

●	Capital Market and Digital Solutions Services. We offer a broad range of capital market solutions services and one-stop, cross-market and intelligent digital solutions services to our clients. We are able to serve clients and develop long-term relationships through multiple engagements.

●	Media and Entertainment Services. TGE, our consolidated entity, publishes printed and digital versions of L’Officiel and The Art Newspaper to a wide scope of readers globally. TGE has also entered the movie production sector and partnered with production companies to present a number of Asia-focused blockbuster movies globally. TGE also make long-term strategic investments through several entities in our group, focusing on global financial and new economy sectors.

●	Hotel Operations, Hospitality and VIP Services. WME Assets, a subsidiary of TGE, holds premium whole building properties and provide hospitality services in Hong Kong and Singapore. WME Assets offers a customer-centric VIP members approach for its business portfolio in key areas comprising stylish hotels and serviced apartments, food and beverage, and club membership services.

Capital Market Solutions

Our capital market solutions business provides a one-stop solution for corporate and other institutional clients..

We derive fee income from the capital market solutions business. We generally charge fees based on a percentage of transaction value. This percentage is negotiated and determined by a number of factors including (i) the type of transaction, (ii) the size of the transaction, (iii) the complexity of the transaction, (iv) state of the market, and (v) client relationship dynamic.

Digital Solutions Services

AMTD RSG, a wholly-owned subsidiary of AMTD Digital Inc., was a member of the Hong Kong Confederation of Insurance Brokers since October 2004. Pursuant to the new statutory regime for regulation of insurance intermediaries established in September 2019, AMTD RSG was granted a deemed insurance brokerage license issued by the Hong Kong Insurance Authority. AMTD RSG had been subsequently granted the insurance broker company license for general and long term business (including linked long term business) by the HKIA on September 9, 2022.

Through AMTD Digital Inc., we offer a wide spectrum of general and life insurance solutions to clients in various industries. Our services are led by a team of experienced members in the insurance industry, and we have established long-standing cooperation with a variety of global insurers, re-insurers, and insurance solution provider partners.

 We provide customized insurance products and solutions primarily underwritten by our insurance partners mainly in the following four risk categories:

●	Property Risk. Property risk relates to physical loss, destruction, or damage to physical property. For example, we provide property all-risk and construction all-risk solutions that may include relevant insurance products underwritten by our insurance partners.

●	Liability Risk. Liability risk relates to claims resulting from injuries or damages to a third party. For example, we provide directors and officers liability, professional indemnity, and employee compensation risk solutions that may include relevant insurance products underwritten by our insurance partners.

●	Financial Loss Risk. Financial loss risk relates to actions or events that may impact business operations and result in financial loss. For example, we provide business interruption risk solutions that may include relevant insurance products underwritten by our insurance partners.

●	Personal Risk. Personal risk relates to injury, illness, or death of individuals or a group of individuals. For example, we provide life and health risk solutions that may include relevant insurance products underwritten by our insurance partners.

We continually optimize insurance offerings on our platform through cooperation with new insurance, channel, and service partners to meet our clients’ evolving needs. For example, we recently offered various cyber insurances on our platform underwritten by our insurance partners. Cyber insurance solution typically provides analysis, recommendations, and coverage for a variety of risks, including: first-party coverage against losses related to cyber-attacks, such as data destruction, hacking, theft, and extortion; and indemnification against lawsuits related to cyber-attacks and errors and omissions that may have caused such cyber-attacks, such as failure to safeguard data.

Our comprehensive insurance service can be provided with flexibility and typically covers the following stages:

●	Comprehensive Risk Identification. In consultation with clients, we leverage our expertise in the insurance industry to conduct a comprehensive analysis and determination of total risk exposure and risk tolerance. For insurable risks, we also conduct a mapping of existing risk coverage across industries, types, and geographical regions.

●	Optimal Solution and Coverage Structure Design. Based on our extensive knowledge in the insurance industry, we conduct tailored consultation and optimal insurance program structure and solution design to meet the demands of clients.

●	Insurance Placement for Insurable Risks. For identified and requested insurable risks, we leverage proprietary industry resources, experience, expertise, and influence to provide tailored design of underwriting syndicate, for example, primary and excess insurance layer design, and select and negotiate with optimal insurers. On behalf of our clients, we then calibrate quotation and key insurance solution terms and conditions, and ultimately proceed to facilitate the inception of cover.

Our clients for insurance consist primarily of corporate clients and, to a lesser extent, retail clients.

Media and Entertainment Business

TGE, our consolidated entity, provides fashion, arts and luxury media advertising and marketing services. TGE sells printed and digital publications and provides print and digital advertising campaigns and marketing services to customers.

TGE also operates in the movie production sector and partners with established production companies to present Asia-focused blockbuster movies globally. TGE enters into movie income right agreements with production houses and is entitled to certain percentage of the variable profit to be derived from the release movies.

L’Officiel

L’Officiel, full name L'Officiel de la couture et de la mode de Paris, is one of the oldest and top fashion magazines in the world. L'Officiel was first published in France in 1921. It is widely regarded as “the Bible of fashion and of high society.” It is internationally present in 28 countries and engages millions of fashion enthusiasts worldwide. The magazine brings together numerous luxury brands, A-list artists, designers, celebrities and trendy IPs and offers extensive contents including high-end to high-street fashion for both women and men, beauty, culture, watches, arts and lifestyles.

The Art Newspaper

Founded in 1990 and headquartered in London, The Art Newspaper is one of the top publications of the art industry internationally and a leading source of information in the art world. The publication is the journal of record for the arts world covering international news and events, focusing on contemporary and modern art, fine art, decorative art and designs. It enjoys the reputation as the bible of the art industry and is the designated publication for many of the largest and most prominent art events such as Frieze, Art Basel, Art Dubai, Art Week Tokyo, Art Busan, etc.

Entertainment

TGE is a new entrant and an up-and-comer in the movie production sector. TGE partners with leading production companies to present a number of blockbuster movies globally.

Strategic Investments

Our investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

Through TGE, we hold equity investments in two major Chinese regional banks, Bank of Qingdao Co., Ltd (Hong Kong Stock Exchange stock code: 3866; Shenzhen Stock Exchange stock code: 002948) and Guangzhou Rural Commercial Bank Co., Ltd (Hong Kong Stock Exchange stock code: 1551).

Hospitality and VIP Services

WME Assets, a subsidiary of TGE, holds premium building properties and provides hospitality services. WME Assets focuses on and specializes in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services in Hong Kong and Singapore, with plans for further global expansion.

Intellectual Property

We own or have the right to use to valuable intellectual property which include:

●	trademarks, including our magazines’ key brands and trade names, such as “L’Officiel”, “ ,” “ ,” “L’Officiel Hommes,” “L’Officiel Art,” “L’Officiel Voyage,” “L’Officiel Art,” “L’Officiel Watches,” “ ,” “La Revue des Montres,” “The Art Newspaper,” “ .”

●	copyrights in certain printed and digital publication materials (current and archived), images, photographs, videos, media clips, written materials, articles and commentary in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

●	domain names; and

●	licenses of intellectual property rights, including rights to many of the photos appearing in our print and digital publications, third-party content appearing in the L’Officiel and The Art Newspaper magazines and stored in the digital libraries.

Our intellectual property assets are, collectively, among our most valuable assets and are critical to our continued success and our competitive position. To protect our intellectual property assets, we rely on a combination of intellectual property rights, such as trademarks, copyrights and trade secrets (including know-how), in addition to internal policies, employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights. Specifically, we enter into confidentiality and non-disclosure agreements with our employees, business partners and other relevant parties to protect our proprietary rights. The foregoing notwithstanding, there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights.

It is equally important for us to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. From time to time, third parties may raise IP infringement claims against us alleging infringement of their intellectual property rights.

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Item 3. Risk Factors — Risks Relating to Our Businesses and Industries — Our business may suffer if the intellectual property we use in our business is not protected” and “Risk Factors — Risks Relating to Our Business and Industry — We may be subject to claims of intellectual property infringement that could adversely affect our business.”

Competition

Our business model is relatively unique, and few companies can compare with us in terms of the breadth of our business sectors spanning from digital solutions services, media and entertainment services, hospitality services to digital investments. However, we face competition in all of these business verticals.

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

With respect to digital financial services, our primary competitors include FinTech companies, traditional financial institutions and consumer technology platforms in Asia. For our insurance solutions business, we compete with other corporate-focused insurance providers and other insurance solutions platforms in Asia.

We compete with other publishers for market share and for the time and attention of readers of media content. We also compete with digital publishers and other forms of media, including, among others, social media platforms, search platforms, portals and digital marketing services for audience and for advertising customers. Competition among publishers for readership is primarily based on editorial content, brand perception, quality, price and effectiveness of distribution. Competition for subscription-based readership is also based on subscriber acquisition and retention, and competition for newsstand-based readership is also based on cover selection and the placement and display of publications in retail outlets. Technological advances and the growing popularity of digitally-delivered content and mobile consumer devices, such as smartphones and tablets, have introduced significant new competition for circulation in the form of readily available free or low-priced digital content. Competition among print publications and digital publishers for advertising is primarily based on the circulation and readership of publications and the number of visitors to websites, respectively, the demographics of customer bases, advertising rates, the effectiveness of advertising sales teams and the results observed by advertisers. The shift in consumer preference from print media to digital media, as well as growing consumer engagement with digital media, such as online and mobile social networking, have introduced significant new competition for advertising. The use of digital devices as distribution platforms for content has also lowered the barriers to entry for launching digital products that compete with our business. Nonetheless, we believe that our quality brands, reputation and the implementation of the direct ownership model provide us with significant competitive advantages.

The entertainment industry is intensely competitive and subject to rapid change. The films we produce and invest in compete for audience and exhibition outlets with films presented by other companies. We compete with production companies and other content producers in obtaining content for our service, both for licensed content and for original content projects; we also compete with these entities for the services of directors, producers, casts and other creative and technical personnel and production financing, all of which are essential to the success of our entertainment business. We also compete with a broad set of activities for consumers’ leisure time, including other entertainment providers, such as TV, streaming entertainment providers, video gaming providers and more broadly against other sources of entertainment and recreation, like social media, that our target audience could choose in their free time. In the area of movie right investment, we compete with other investors in terms of participation in film projects that we have identified. Such competition is based on a number of factors including our funding as well as other resources.

We also compete with other hotel operators and hospitality service providers with respect to our hotel operations, hospitality and VIP services.

For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors.”

Data Privacy and Security

We are committed to protecting the information and privacy of our audience and customers. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect information and other data that is related to the services we provide, with prior consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential data only to limited employees with access authorization.

We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

Global Government Regulation

United States

Part of our business operations is conducted in the United States. This section summarizes the most significant rules and regulations that affect our business activities in the United States.

Overview and General Principles

The First Amendment of the U.S. Constitution protects the right to free speech, which significantly restricts the ability of the U.S. government to regulate magazine publication and film distribution. However, not all content is protected by the First Amendment, and the U.S. courts have identified certain categories of speech that can be the subject of government regulation. Additionally, various U.S. laws and regulations apply to different aspects of business that are important for magazine publishers and film distributors, including rules governing protection of intellectual property and advertising.

This section provides an overview of content regulation and key regulatory regimes that apply to various aspects of our company that publish magazines and distribute films.

Content Regulation

The First Amendment of the U.S. Constitution prohibits federal lawmakers from passing any laws abridging the freedom of speech or of the press. This prohibition also extends to state governments through the Due Process Clause of the Fourteenth Amendment. These restrictions generally prevent the U.S. government from regulating and restricting published content, including magazines and film.

However, not all content is protected by the First Amendment, and U.S. courts have recognized certain categories of speech that can be regulated and even prohibited in certain circumstances. The categories of content subject to government regulation that are most relevant to media publication and distribution include false statements of fact, commercial speech, content that intrudes upon an individual’s right to privacy and seclusion, and content that the average person would consider obscene or pornographic. U.S. courts have permitted the government to apply narrowly tailored laws and regulations that moderate these categories of speech, including prohibiting the content in certain circumstances (e.g., prohibiting false and misleading advertising and content that would be considered obscene), imposing criminal and civil liability for harm caused by content (e.g., for false statements of fact that constitute slander or libel), and restricting sales and distribution of some types of content (e.g., age restrictions for the purchase of pornographic materials).

There is no central or general regulatory authority that is responsible for content regulation. Lawmakers determine the appropriate rules and regulations, and the U.S. enforcement agencies apply these rules and regulations with the U.S. court system adjudicating disputes and enforcement actions.

Intellectual Property

The United States has a well-developed regulatory regime governing intellectual property protection, an important area of law for companies like us that publish and distribute media. Intellectual property protection can be generally divided into three overlapping regulatory regimes that govern: (i) patents, (ii) trademarks; and (iii) copyrights.

Patents protects (i) useful inventions (utility patents); (ii) new, original, and ornamental designs of manufactured articles (design patents); and (iii) distinct and new varieties of plants (plant patents). Patents are regulated exclusively at the federal level by the U.S. Patent and Trademark Office, or the USPTO, and the designated federal courts. The USPTO decides in the first instance which patent protections to grant and also provides legal and regulatory guidance for inventors seeking patent protections. Once the USPTO grants patent protection, an inventor seeking to enforce his or her patent rights against another party must bring a claim in federal court. The U.S. Court of Appeals for the Federal Circuit has exclusive authority to review USPTO patent decisions as well as lower court patent infringement decisions. A party seeking further review may petition the U.S. Supreme Court to review the decisions of the U.S. Court of Appeals for the Federal Circuit. The U.S. Supreme Court has discretion over whether to hear such cases.

Trademarks include brand names, symbols, slogans, packaging and other designs that are used by an entity to identify and distinguish its goods or services in a particular marketplace. Trademarks are regulated in a similar manner as patents by the same government entities, with two key differences. First, trademark rights do not require registration; rather, a party establishes trademark rights through commercial use of the mark. However, trademark registration can strengthen protections. Second, trademarks are also protected and regulated at the state level, which means that state enforcers also oversee trademark protections, and that trademark disputes can be litigated in both state and federal court.

Copyrights protect original works of intellectual and artistic expression and cover a wide variety of content, including magazines and movies. Copyrights are regulated exclusively at the federal level under a regime separate from the one that applies to patent and trademark protection. An author automatically obtains a copyright over work as soon as it is committed to a medium, including paper, film or electronic memory. The U.S. Copyright Office oversees copyright protections and provides legal and regulatory guidance to authors. It also allows authors to register copyrighted material, which is in turn recorded and stored in the Library of Congress. Although registration is not necessary to obtain copyright protection, it is generally a prerequisite for a copyright holder to seek enforcement in court. Federal courts adjudicate most copyright disputes, while the Copyright Claims Board has authority to resolve certain smaller and more limited disputes.

The Digital Millennium Copyright Act also plays an important role in copyright protection. This act protects online service providers from copyright liability arising from user activities; for example, the Act applies when a user uses an online service provider to distribute copyrighted works, such as a movie or periodical, without proper authorization or permission. The Digital Millennium Copyright Act establishes a self-regulatory process for copyright enforcement in which an online service provider must participate in order to qualify for protections from liability. Through this process, copyright holders can submit complaints and takedown notices directly to an online service provider for an alleged violation by a user using the service. The online service provider must then take action to comply with the complaint and remove the allegedly infringing material, while giving the affected user notice of the complaint and an opportunity to respond. If the user objects to the complaint, the online service provider must then restore the material and provide notice to the copyright holder, who can then seek further adjudication and enforcement in federal court.

Advertising

A combination of federal and state laws regulate advertising in the United States. At the federal level, the Federal Trade Commission Act prohibits unfair and deceptive advertising and requires claims made in advertisements to be evidence-based. State analogues of the Federal Trade Commission Act similarly prohibit unfair and deceptive advertising. Various rules also prohibit and restrict certain kinds of advertising, such as advertising that uses obscene material, or unfair and deceptive endorsements. The Federal Trade Commission and the state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Some state laws also provide a private right of action, which allows affected consumers to bring claims directly for damages.

The U.S. advertising industry also has certain self-regulatory principles and standards that are issued by non-governmental associations that represent industry members. For example, the Digital Advertising Alliance issues the Self-Regulatory Principles of Transparency and Control, a set of principles aimed at establishing responsible privacy practices for digital advertising. Such principles are voluntary and generally do not carry the force of law. Instead, the industry groups themselves enforce compliance. For example, the Digital Advertising Alliance works with its members and industry associations to monitor and enforce compliance with the Self-Regulatory Principles of Transparency and Control and respond to consumer complaints. However, companies that publicly commit to self-regulatory principles and fail to abide by them can in turn violate the Federal Trade Commission Act and state consumer protection laws.

Magazine Publishing

There is no central authority or set of rules that regulates magazine publishing activities in the United States. However, magazine publishers are subject to various regulatory regimes that are applicable to different aspects of their business. In addition to the regulatory regimes described above, magazine publishers must also be aware of consumer protection laws that govern service offerings and subscriptions, as well as laws and regulations that protect consumers’ personal data privacy. There are also voluntary industry standards and principles of which magazine publishers in the United States should be aware of. This section provides a high-level overview of these regulatory regimes.

Consumer Protection

In addition to overseeing certain aspects of advertising, the Federal Trade Commission and state consumer protection regulators enforce general consumer protection rules that prohibit unfair and deceptive business conduct, including rules that are particularly important to subscription-based services. These rules impose various requirements that magazine publishers must consider, such as rules regarding disclosure of subscription terms, the process for consumers to cancel a subscription, and notices required for recurring payments and renewal. The rules generally aim at preventing subscription providers, including magazine publishers and distributors, from employing practices that are considered unfair and deceptive. The Federal Trade Commission and state consumer protection regulators enforce these rules directly and on behalf of affected consumers. Additionally, where state laws provide a private right of action, affected consumers can bring claims directly for damages.

Data Privacy

Magazine publishers are also likely to hold significant amounts of personal information of their subscribers, including contact information, billing data, preferences and interests and any other information that they collect and process. As a result, publishers need to comply with applicable data privacy laws. The United States does not have comprehensive consumer privacy law at federal level; instead, there is a fragmented patchwork of state and sector-specific privacy laws.

As of February 2025, nineteen states, including California, Connecticut, Texas, and Virginia, have comprehensive privacy laws that protect personal information of the residents in these states. These laws apply to companies that conduct business in these states and that meet certain thresholds of revenue and/or data processing activities. In California, the California Privacy Protection Agency shares enforcement authority with the state attorney general, which is the state general consumer protection enforcer. California law also provides a limited private right of action for security breaches. In other states, enforcement responsibility of privacy laws is within the authority of each state’s respective attorney general.

Additionally, the Federal Trade Commission has interpreted general consumer protection rules to extend to privacy, requiring companies to provide consumers with a basic level of privacy protections as well as abide by any privacy and data protection-related representations made by a company (e.g., in the form of a privacy notice or privacy terms in a contractual agreement).

Voluntary Industry Standards

Magazine publishers should also be aware of regulations and guidance issued by non-government associations that represent industry members. In the United States, the primary industry association for magazine publishers is the News Media Alliance, an organization that represents most of the major newspaper and magazine publishers in the United States, including both digital and print media publishers. The focus of the News Media Alliance is on advocacy and research, but in the past it has issued principles and standards, such as the Generative Artificial Intelligence Principles aiming at providing guidance on the use of media content to train and develop generative artificial intelligence systems. Similar to other voluntary industry standards, these principles do not carry the force of law, but they can provide helpful guidance for industry participants.

Film Distribution

There is no central authority that oversees film distribution in the United States. However, the federal government has regulatory authority over wire communications, which allows it to regulate most forms of television broadcasting. Additionally, various non-governmental industry associations play a key role in regulating film distribution. This section provides a high-level overview of these regulatory regimes.

Federal Communications Commission

The Federal Communications Commission has authority over wire communications in the United States, including most forms of television broadcasting. However, it has no formal regulatory authority over online streaming services. For film distributors, any movie that is broadcasted over television airwaves must abide by the rules of Federal Communications Commission, including Federal Communications Commission rules in place that prohibit and restrict certain types of content, such as language, nudity, violence and other content that could be considered obscene, indecent and/or profane. The Federal Communications Commission enforces its rules against broadcast networks and providers, who in turn may extend these rules to film distributors seeking to distribute their films on these networks.

Voluntary Industry Regulations

In the absence of significant government regulation, the film industry has different non-governmental associations that play an important role in regulating movies. A key example is the Motion Picture Association, which represents the five major film studios in the United States, including Netflix. The Motion Picture Association established the Motion Picture Association film rating system, which is a widely used system that provides guidance for different types of audience on suitable film content. The Motion Picture Association also rates film trailers, print advertising and other media used to promote a film. The Motion Picture Association rating system is not just for the members, and non-members can also submit films for rating. This rating system is voluntary and is not enforced by law, although most U.S. movie theaters will refuse to exhibit non-rated films. Additionally, certain states have incorporated the ratings system into state and local laws, prohibiting theaters from permitting children under age 18 to view an R-rated or above film without an accompanying adult.

Italy

Introduction

Our subsidiary, World Media and Entertainment Group indirectly holds a 100% share into L’Officiel Publishing Italia S.r.l., the business of which focuses, among others, on the publication of magazines in Italy (e.g. “L’Officiel,” including the online version made available onto www.lofficielitalia.com) and the distribution of audiovisual works.

The Italian subsidiary is mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising.

The Italian Subsidiaries are mainly affected by the laws and regulations in the fields of copyright and publishing as well as advertising. The following provides a brief description of the main laws and regulations that govern the Italian subsidiary’s activities in Italy. Although the following brief description contains the main information concerning such regulations that the Italian subsidiary considers material, it is not an exhaustive overview of all applicable laws and regulations. References and discussions to treaties, laws, regulations and other administrative and regulatory documents are entirely qualified by the full text of such treaties, laws, regulations and other administrative and regulatory documents themselves.

Publishing

The Italian subsidiary’s business is subject to a number of laws in the field of publishing. The key regulatory framework includes law 8 February 1948, no. 47, law 5 August 1981, no. 416 and law 7 March 2001, no. 62, which laws set out, among others, a system providing contributions and incentives for publishing businesses.

The offering on the market of copyrighted works (such as articles published on a magazine or a website) are also subject to the Italian copyrights laws and regulations, which include (i) law 22 April 1941, no. 633, which provides for a framework of protection for copyrighted works, and (ii) legislative decree 8 November 2021, no. 177, which implements the “Digital Copyright Directive” (i.e. directive (EU) 2019/790), which directive, among others, provides for rules to ensure remuneration for creators and rightsholders, press publishers and journalists, in particular when their works are used online.

Distribution of audiovisual works

The Italian subsidiary’s business is also subject to the laws and regulations governing the distribution of audiovisual works in Italy. The framework includes legislative decree 31 July 2005, no. 177 (the “Consolidated Italian Audiovisual Media Act” or “CAMA”), as subsequently amended including to implement directive (EU) 2018/1808, which in turn amended the so-called “Audiovisual Media Services Directive (AVMS Directive)” (i.e. directive 2010/13/EU).

The CAMA governs the transmission of television and radio programmes and includes provisions on audiovisual commercial communications and video-sharing platform services. It applies to audiovisual and radio media service providers operating within Italian territory, ensuring that they comply with both national and EU regulations.

Advertising in magazines and newspapers

The Italian subsidiary’s business is subject to laws and regulations governing advertising in magazines and newspapers. Specific provisions requiring transparency in identifying sponsored content and differentiating it from editorial content to prohibit potentially misleading and / or hidden advertising are contained in the CAMA as well as the articles 18-32 of the legislative decree 6 September 2005, no. 206 (the “Italian Consumer Code”), as subsequently amended.

To the extent that the Italian subsidiary is also directly or indirectly involved in advertisement content through celebrities or influencers, Italian subsidiary may also be subject to the guidelines published on 16 January 2024 by the Autorità Garante delle Comunicazioni (AGCM) with the Resolution no. 7/24/CONS in relation to compliance to CAMA and transparency requirements by influencers.

Singapore

Magazines Publishing

Background

Part of our media and entertainment business operates in Singapore. We currently hold three separate active newspaper permits for the publication of three different L’Officiel magazines in Singapore.

These magazines are considered lifestyle magazines.

The Newspaper and Printing Presses Act 1974, or NPPA, is the legislation applicable to the licensing of newspaper companies in Singapore. The Newspaper and Printing Presses (Applications and Permits) Rules 2004 is the applicable subsidiary legislation and governs the newspaper permit application process.

The Infocomm Media Development Authority, or the IMDA, is a statutory board of the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore and regulates the issuance of newspaper permits in Singapore.

The Registrar of Newspapers as defined in NPPA reports to the general administration of NPPA and exercises the functions imposed by NPPA.

Dr. Feridun Hamdullahpur, an independent director of AMTD, is the holder of the newspaper permit of the L’Officiel magazines.

Application of NPPA

Our publication of magazines in Singapore is governed by NPPA.

Pursuant to Section 2 of NPPA, “newspaper” means any publication containing news, intelligence, reports of occurrences, or any remarks, observations or comments, in relation to such news, intelligence, reports of occurrences, or to any other matter of public interest, printed in any language and published for sale or free distribution at regular intervals or otherwise, but does not include any publication published by or for the government.

A newspaper permit is a regulatory requirement by the IMDA aiming to ensure that newspapers published in Singapore meet content standards that promote responsible content creation and consumption.

Sections 21 to 23 of NPPA provide that a newspaper permit is required for (i) printing or publishing a newspaper in Singapore; (ii) publishing, selling or distributing a Malaysian newspaper in Singapore; or (iii) selling or distributing an offshore newspaper in Singapore. An offshore newspaper is a newspaper published outside Singapore, at intervals not exceeding one week, which carries news or reports on politics and current affairs of any country in Southeast Asia, and with a circulation of 300 or more copies in Singapore.

Relevant Newspaper Permit

As our publication of magazines is in Singapore, the newspaper permit for printing or publication of a newspaper under Section 21 of NPPA apply to our business. Newspaper permit applications and renewals shall be completed online via an online platform to connect business owners to various government e-services and resources in Singapore.

The newspaper permit entitles us to print, publish, sell or distribute the relevant newspaper, as applied for in the newspaper permit application.

We were granted three separate newspaper permits by the Minister under Section 21 of the NPPA in respect of each of the L’Officiel magazines.

The active newspaper permits we hold for each of the L’Officiel magazines expires in April 2025. Section 21(4) of NPPA provides that the newspaper permit may be renewed for further periods not exceeding 12 months in respect of each renewal.

Conditions and Notes of Newspaper Permit

We must comply with the following conditions and notes specified in each of the newspaper permit certificates issued to it.

Conditions

The newspaper permit is non-transferable and becomes invalid if there is a change in ownership, editorship, the newspaper’s name, content nature, language or publication frequency. Any change in the publisher or printer must be reported to the Registrar of Newspapers within seven days. The permit number must be printed on the title page of each issue. For newspapers printed in Singapore, changes in financial holdings must also be reported within seven days, unless an extension is granted. The first issue must be published within three months, and subsequent issues must follow the specified frequency. The newspaper must adhere to the content nature and guidelines provided in the application. Two copies of each issue must be sent to the Registrar at the permit holder’s expense upon release.

Notes

Additionally, under the National Library Board Act 1995, two copies of every publication must be deposited with the National Library Board within four weeks of publication. For newspapers printed in Singapore, the names of the printer and publisher must be printed on the first or last page, as stipulated by the Newspaper and Printing Presses Act. If printed in Malaysia, the newspaper must include specific details such as names and addresses of the printer and publisher, and a local address for legal service, all in English or Malay. The permit does not exempt the printer and publisher from their obligations under the Newspaper and Printing Presses Act.

Content Guidelines for Local Lifestyle Magazines

In addition to the conditions and notes specified above, the magazines published by us in Singapore must conform with the nature of contents submitted with the application for the newspaper permit and the content guidelines for local lifestyle magazines stated in the covering letter to the newspaper permit certificate.

The IMDA does not vet local publications in advance. Publishers of local publications are to exercise responsibility in their content and be mindful of local community norms, as well as racial and religious sensitivities. As part of the permit conditions, publishers are required to adhere to the applicable content guidelines issued together with the permit.

General Principles of Content Guidelines

Set forth below is the general principles of the content guidelines:

●	magazines should be appropriate for all readers and avoid content that challenges social norms, racial and religious harmony or national security;

●	publishers must tailor content to their audience, particularly protecting children from sexual content;

●	cover pages should be suitable for public display, avoiding offensive material;

●	advertisements must adhere to the Singapore Code of Advertising Practice; and

●	supplements and special editions must follow these guidelines.

The content guidelines provide further guidance for the following genres and audiences: (i) teen magazines, (ii) general interest lifestyle magazines and (iii) adult interest magazines. In particular, category (ii) is most relevant to our magazines published in Singapore.

Content Guidelines for General Interest Lifestyle Magazines

Set forth below is the content guidelines for general interest lifestyle magazines:

●	content should be suitable for a general adult readership, avoiding explicit material;

●	cover pages should not feature mature content; and

●	mature content is allowed occasionally if the magazine is clearly labelled and packaged to restrict access to young readers.

Film Distribution

Background

We may potentially distribute films which are produced in Hong Kong and Singapore. The following regime applies to the distribution of films in Singapore.

The Films Act 1981 sets out the regulatory framework for the distribution, exhibition and possession of films in Singapore. This legislation relates to the possession, importation, making, distribution and exhibition of films, and to provide for the classification of films and for the enforcement of those classifications in Singapore.

The Films (Class License for General Films Distribution) Order 2021 is the applicable subsidiary legislation and governs the issuance of class licenses. Other applicable subsidiary legislation includes the Films (Licence - Exemption) Notification 2019 and the Films (Licence - Exemption) (Amendment) Notification 2021.

Under the Films Act, distributors and exhibitors are required to obtain a license from the IMDA, a statutory board in the Singapore government which operates under the auspices of the Ministry of Digital Development and Information Singapore, unless exempted.

Application of Films Act

Pursuant to Section 6(1) of the Films Act, if we intend to distribute films in Singapore, it must first have a film distribution license to distribute a film or video, unless they meet any of the exemption conditions as elaborated further below.

The Films Act defines “distribute” as doing any of the following without using a broadcasting service:

(i)	sell, supply or let for hire to a person in Singapore;

(ii)	offer or agree to sell, supply or let for hire to a person in Singapore;

(iii)	cause or permit to be sold, supplied to or hired by a person in Singapore;

(iv)	under or in connection with a commercial arrangement:

●	exchange or supply to a person in Singapore; or

●	enable or assist an exchange or a supply to a person in Singapore, even if the exchange or supply is not, by itself, a commercial arrangement;

(v)	display or invite to treat for an act mentioned in paragraph (a), (b), (c) or (d).

Under the Films Act, “film” means (i) a cinematograph film or video recording; (ii) a video game; or (iii) any other form of recording from which a moving visual image, except as provided otherwise in subsection (5), including a computer generated image which can be produced and viewed together with its soundtrack and any trailer of a film and any part of a film.

Film Classification

Under the Films Act 1981, films and videos have to be classified before they can be publicly exhibited or distributed in Singapore. We will have to submit the film intended to distribute in Singapore for classification before it is made available to the general public, unless it falls within the exemption categories as described below and does not contain impermissible content.

Types of Film Distribution Licenses and Validity

There are two types of film distribution licenses required for the film distribution in Singapore depending on the classification of the respective films by the IMDA: (i) class licensing for the distribution of films rated G, PG and PG13; or (ii) film distribution (restricted) license for the distribution of films rated NC16 and M18.

Class License

The Films (Class License for General Films Distribution) Order 2021 provides that distributors of films that the IMDA has rated G, PG or PG13 are automatically class-licensed and must comply with the class license conditions. The class license applies only to the distribution of films that have been assigned G, PG or PG13 classification ratings and excludes video games.

The validity of a class license that has been granted by the IMDA is perpetual until the film distribution business ceases or if the IMDA cancels the license.

Film Distribution (Restricted) Licence

Distributors of films that the IMDA has rated NC16 or M18 must apply for a Film Distribution (Restricted) Licence. Each license covers all distribution points or locations owned by the same business.

The validity of a Restricted Licence that had been granted by the IMDA is either for a period of one or three years depending on the license applied for, or 30 days for a temporary license.

Exemptions from licensing

Pursuant to the Films (Licence - Exemption) Notification 2019 and the Films (Licence - Exemption) (Amendment) Notification 2021, the following activities are exempted from film distribution licensing:

●	importing any film for re-export;

●	importing any video game on behalf of an IMDA licensed distributor of video games (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

●	importing any film (other than video games) on behalf of an IMDA licensed distributor of films (whether these are licensed under Section 7(2) of the Films Act 1981 or class licensees);

●	distributing any film for public exhibition in cinemas;

●	distributing any exempted films; and

●	distributing films by supplying, in the course of any business, the contents of the film only by electronic transmission.

France

Publishing

Our French subsidiaries’ business may be subject to several laws in the field of publishing, in particular:

●	the Law of 28 July 1881 on the freedom of the press (“Act 1881”) whose main rules are based on the principle of the freedom of printing and of booksellers, and on the freedom of speech enshrined in the 1789 French Declaration of the Rights of Man and of the Citizens;

●	copyright law (particularly for journalists, photographers, and illustrators), the rules of which are codified in the French Intellectual Property Code. In this area, several French texts have transposed Directive (EU) 2019/790 of 17 April 2019 on copyright and related rights in the Digital Single Market;

●	deposit requirements applying to press publishers i.e., (i) administrative deposit obligations for national press organs, i.e., for periodicals with national circulation (Act 1881) and (ii) legal deposit obligations for periodicals, which concern written material of any kind and are the responsibility of both publishers and printers under the French Heritage Code (“FHC”, Code du Patrimoine). This deposit is organized by region and is carried out at the Bibliothèque nationale de France (BNF) for the Île-de-France region;

●	the Act 1881, the Law of 1 August 1986 on freedom of communication (“Loi Léotard”) and the Law of 21 June 2004 on confidence in the digital economy (“LCEN”) that lay down a certain number of compulsory information that publishers must include on each publication. The LCEN itself sets out the compulsory information for online publications. Together with the Digital Service Act, this same law requires the implementation of measures to fight online hate;

●	the Law of 4 January 2010 that protects the confidentiality of journalists’ sources, and the Law of 14 November 2016 that requires press companies to introduce an ethics charter within their business;

●	obligations applying to advertising, in particular as regards the distinction between advertising space and editorial content (Loi Léotard) and the obligation to identify online advertising (LCEN).

Distribution of audiovisual works

Our French subsidiaries interested in distributing audiovisual works may have to comply in particular to the following rules (some of which are genuinely specific to France):

●	copyright law, the rules of which are codified in the French Intellectual Property Code;

●	the principle of release window schedule (chronologie des médias), which governs the chronology of releases on the various distribution channels (cinemas, television, VOD services, etc.). This chronology is decided by professional agreement, the latest in force being that provided for in the Order of February 9, 2025;

●	the rules codified in the French Cinema and Moving Image Code (“CMI”, Code du cinéma et de l’image animée). The rules vary depending on the distribution channel for the audiovisual work. In particular, as the audiovisual sector is eligible for financial aid from the CNC (Centre National du Cinéma et de l’image animée), distributors of a certain number of works must send to the CNC, accounts of the exploitation of the work on a regular basis (art. L251-5 CMI);

●	the FHC (art. L131-1 to L133-1, and art. R131-1 à R133-1-1) that requires distributors of all foreign cinematographic works broadcast in cinemas to submit a legal deposit to the CNC, once they have been approved for broadcasting. Depending on the case, the distributor may also be responsible for obtaining the necessary visa before any public broadcasting of the audiovisual work;

European rules resulting from Audiovisual Media Services Directive 2018/1808 that were transposed by the Order of 21 December 2020. This order sets out financing of audiovisual creation requirements and strengthens the powers of ARCOM, the authority responsible for regulating audiovisual and digital communication in France.

Regulations in Hong Kong

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

The HKIO provides no person shall carry on any class of insurance business in or from Hong Kong unless authorized to do so. The HKIO prescribes “regulated activities” and offences for carrying them out without a license. The new regulated activities include:

●	negotiating or arranging a contract of insurance;

●	inviting or inducing a person to enter into a contract of insurance (or attempting to do so);

●	inviting or inducing a person to make a material decision in relation to a contract of insurance (or attempting to do so); and

●	giving regulated advice.

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

AMTD RSG was validly registered with an SRO before the commencement of the new regulatory regime for insurance intermediaries (i.e. September 23, 2019), as such, under the HKIO, it is deemed to be a licensed insurance intermediary for a period of 3 years from the commencement of the new regime unless the license is revoked in accordance with the HKIO. AMTD RSG has been granted the formal insurance brokerage license from the Hong Kong Insurance Authority on September 9, 2022.

Insurance Brokerage Registration Requirements in Hong Kong Under the Current Regime

Insurance Broker Licence

A licensed insurance broker means a licensed insurance broker company or a licensed technical representative (broker).

A licensed insurance broker company is a company which is granted an insurance broker company licence to carry on regulated activities in one or more lines of business, and to perform the act of negotiating or arranging an insurance contract as an agent of any policy holder or potential policy holder.

A licensed technical representative (broker) is an individual who is granted a technical representative (broker) licence to carry on regulated activities in one or more lines of business, as an agent of any licensed insurance broker company.

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

For an existing licensed insurance broker company, there is a grace period to comply with the capital requirements under the new regime. For the period from the commencement date to December 31, 2023, the amount of paid-up share capital and net assets which a specified insurance broker company must maintain at all times respectively are for the period that begins on the commencement date and ends on December 31, 2021, not less than $100,000; and for the period that begins on January 1, 2022 and ends on December 31, 2023, not less than $300,000.

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

For insurance brokers which are in their first 12 months of operation, the limit of indemnity shall not be less than $3,000,000.

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

Conduct requirements for licensed insurance broker companies

Section 92(1) of the HKIO sets out the relevant conduct requirements for a licensed insurance broker company as follows:

●	it must establish and maintain proper controls and procedures for securing compliance with the conduct requirements set out in section 90 by the broker company and the licensed technical representatives (broker) appointed by the broker company;

●	it must use its best endeavors to secure observance with the controls and procedures established under section 92(1)(a) by the licensed technical representatives (broker) appointed by the broker company;

●	it must ensure that its responsible officer has sufficient authority within the broker company for carrying out the responsibilities set out in section 92(2); and

●	it must provide its responsible officer with sufficient resources and support for carrying out the responsibilities set out in section 92(2).

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

Personal Data (Privacy) Ordinance (Cap. 486) of Hong Kong, or the PDPO

The PDPO imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1—purpose and manner of collection of personal data;

●	Principle 2—accuracy and duration of retention of personal data;

●	Principle 3—use of personal data;

●	Principle 4—security of personal data;

●	Principle 5—information to be generally available; and

●	Principle 6—access to personal data.

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

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

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

Our Relationship with our Controlling Shareholder and other Group Companies

As of the date of this annual report, our company is 34.0% beneficially owned by our Controlling Shareholder, representing 46.8% of the total voting power in our company. Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenues and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company.

Pursuant to the intercompany financing agreement with our Controlling Shareholder, treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. We may also leverage our Controlling Shareholder to settle receivables or payables arising from acquisitions or disposals of investments. As of December 31, 2024, the amount due from entities within AMTD Group in connection with intra-group treasury fund allocation was US$1.4 billion.

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

Transitional Services Agreement

Under the transitional services agreement, our Controlling Shareholder agrees that, during the service period, as described below, our Controlling Shareholder will provide us with various corporate support services, including:

●	administrative support;

●	marketing and branding support;

●	technology support; and

●	provision of office space and facilities.

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

Non-competition Agreement

Our non-competition agreement with our Controlling Shareholder provides for a non-competition period beginning upon our initial public offering and ending on the later of (i) two years after the first date when our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding shares and (ii) the fifth anniversary of August 5, 2019, being the date of our initial public offering. This agreement can be terminated earlier by mutual written consent of the parties.

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

The non-competition period ended on August 4, 2024.

Other Agreements with our Controlling Shareholder

In 2022, we acquired our Controlling Shareholder’s interest in AMTD Digital.

In February 2023, we acquired 96.1% of the equity interest in WME Assets from our Controlling Shareholder.

In November 2023, our Controlling Shareholder, AMTD Digital and we set up a joint entity, TGE (formerly known as AMTD World Media and Entertainment Universal Inc.), to embark and focus on global strategies and developments of a multi-media, entertainment and cultures worldwide platform.

AMTD Digital’s Relationship Agreements with the Controlling Shareholder

AMTD Digital entered into a series of agreements with the Controlling Shareholder with respect to their ongoing relationship in May 2021. These agreements include a master transaction agreement, a transitional services agreement and a non-competition agreement. The following are summaries of these agreements.

Digital Master Transaction Agreement

Pursuant to the master transaction agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021, AMTD Digital is responsible for all financial liabilities associated with the current and historical digital solutions services, media and entertainment services, and digital investments businesses and operations that have been conducted by or transferred to it, and the Controlling Shareholder is responsible for financial liabilities associated with all of the Controlling Shareholder’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The agreement also contains indemnification provisions under which AMTD Digital and the Controlling Shareholder indemnify each other with respect to breaches of the master transaction agreement or any related inter-company agreement.

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

Digital Transitional Services Agreement

Under the transitional services agreement between AMTD Digital and the Controlling Shareholder dated May 18, 2021, the Controlling Shareholder agrees that, during the service period, as described below, the Controlling Shareholder will provide us with various corporate support services, including:

●	administrative support;

●	marketing and branding support;

●	technology support; and

●	provision of office space and facilities.

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

The Controlling Shareholder has agreed not to compete with AMTD Digital during the non-competition period in AMTD Digital’s digital solutions services, media and entertainment services, except for owning non-controlling equity interest in any company competing with AMTD Digital. AMTD Digital has agreed not to compete with the Controlling Shareholder during the non-competition period in the businesses currently conducted by the Controlling Shareholder, except for owning non-controlling equity interest in any company competing with the Controlling Shareholder.

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

Contractual Arrangements

In October 2022, AMTD Digital Inc. entered into an agreement with our Controlling Shareholder, pursuant to which AMTD Digital Inc. agrees to provide digital solutions services to support the management of one of the investee companies for a fixed annual service fee of HK$20.0 million. In addition to the fixed annual service fee, AMTD Digital Inc. is entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from the investee company, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. AMTD Digital Inc. is also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of the investee company. However, AMTD Digital Inc. is not liable for any loss arising from the disposal of any shares of investee company by our Controlling Shareholder. This agreement with our Controlling Shareholder will remain effective until terminated by mutual agreement.

Intellectual Property License Agreement between TGE and AMTD Group Inc.

TGE licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual property rights its uses in its business from our Controlling Shareholder. TGE entered into an Intellectual Property License Agreement with our Controlling Shareholder on January 27, 2025. Under this agreement, our Controlling Shareholder grants, on behalf of itself and its affiliates, to TGE an irrevocable, worldwide, fully paid-up, royalty-free, sublicensable license to (i) certain L’Officiel and The Art Newspaper trademarks and domain names (on an exclusive basis) and (ii) certain other intellectual property (on a non-exclusive basis), subject to the terms and conditions therein. We refer to the intellectual properties licensed to us under the Intellectual Property License Agreement collectively as the “Licensed IP”.

The license allows TGE to use and exploit the Licensed IP in connection with the operation or conduct of its business, including publishing or making available its publications in paper and/or digital format and associated websites, social media activities, mobile applications and promotional and marketing activities and hospitality, temporary accommodation, food and beverage, event management, fashion shows and luxury goods and services, including related branded events, experiences, branded hotels and cafes.

If our Controlling Shareholder or its affiliate assigns or transfers any Licensed IP, our Controlling Shareholder shall, or shall cause its relevant affiliate to, require that the assignee or transferee be bound by all applicable licenses and covenants granted under this agreement with respect to such Licensed IP.

TGE undertakes to and to cause its sublicensees to, display, affix and use the licensed trademarks in accordance with the branding guidelines of our Controlling Shareholder and its affiliates.

This agreement shall (i) remain in full force and effect for an initial term of 20 years and (ii) automatically renew for renewal terms of five years each, unless either party notifies the other party that it does not wish for this agreement to renew by no later than six months prior to the expiration of the then-current initial term or renewal term.

Either party may terminate this agreement if the other party materially breaches this agreement and the other party fails to cure such breach within 30 days following the other party’s receipt of written notice of such breach from the terminating party.

D.	Property, Plants and Equipment

Our principal executive offices are located on leased premises in Paris. Our principal executive offices are leased by our fellow subsidiary from independent third parties. We intend to add new premises or expand our existing premises as we add employees and expand our organization. We believe that suitable additional or alternative space will be available in the future on commercially reasonable terms to accommodate our foreseeable future expansion.

Our Hotel Properties

WME Assets holds the following premium whole building properties and provide hospitality services.

iclub AMTD Sheung Wan Hotel

We own a majority interest in the iclub AMTD Sheung Wan Hotel. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters, with an average occupancy rate of 92% and 90% in 2023 and 2024, respectively.

We hold a 999-year leasehold interest in the land plot underlying the iclub AMTD Sheung Wan Hotel. The hotel property is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the original principal amount of HK$400,000,000.

Dao by Dorsett AMTD Singapore

We own a majority interest and manage Dao by Dorsett AMTD Singapore. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters, with an average occupancy rate of 78% in 2023 and 79% in 2024.

We hold a 99-year leasehold interest in the land plot underlying Dao by Dorsett AMTD Singapore which expires in 2066. The hotel property is mortgaged to RHB Bank Berhad in relation to loan facilities in the original principal amount of SGD217,000,000.

Other property

We own two units in a property located in New York, New York. The property is a recently completed high-rise luxury building situated in a major metropolitan area, and represents one of our premium asset investments. One of the units is mortgaged to East West Bank in relation to loan facilities in the aggregate principal amount of US$11.2 million.

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

In 2022, 2023 and 2024, we derived total revenue of US$175.2 million, US$130.9 million and US$80.5 million, respectively, and derived total comprehensive income of US$162.8 million, US$152.9 million and US$61.0 million, respectively.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Revenue from contracts with customers	105,365	60.2	38,244	29.2	45,387	56.4
Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets	28,518	16.3	133,569	102.0	8,681	10.8
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gains related to disposed financial assets at fair value through profit or loss)	(20,609)	(11.8)	(40,899)	(31.2)	26,389	32.8
Net fair value changes on derivative financial assets	61,897	35.3	—	—	—	—
Total	175,171	100.0	130,914	100.0	80,457	100.0

Revenue from contracts with customers

The following table sets forth a breakdown of our revenue from contracts with customers in absolute amount and as a percentage of total revenue from contracts with customers for the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Capital market solutions services income	74,305	70.5	—	—	—	—
Digital solutions and other services income	23,440	22.3	13,469	35.2	3,396	7.5
Fashion, arts and luxury media advertising and marketing services income	7,620	7.2	14,474	37.9	18,859	41.5
Hotel operations, hospitality and VIP services income	—	—	10,301	26.9	23,132	51.0
Total	105,365	100.0	38,244	100.0	45,387	100.0

In 2024, we derive revenue from contracts with customers from three business lines: fashion, arts and luxury media advertising and marketing services, digital solutions and other services, hotel operations, hospitality and VIP services. For fashion, arts and luxury media business, we earn revenue primarily from (i) provision of advertising and marketing services; and (ii) media licensing. We derive service fees and commission income from providing digital solutions and insurance brokerage services. For hotel operations, hospitality and VIP services, we earn primarily from provision of hospitality services. For capital market solutions services, we earn primarily from (i) underwriting IPOs and bond offerings, (ii) financial advisory services in relation to equity or bond disposals, and (iii) asset management.

The substantial decline in our capital market solutions services income since 2022 is primarily due to the downturn in the Hong Kong and Singapore IPO markets, which were the primary sources of our revenue in this business line, caused by market volatility and economic uncertainty as well as regulatory changes that increased the complexity and cost of conducting IPOs, and heightened geopolitical tensions in the Asia-Pacific region. Due to these changes, we strategically shifted our focus from capital market solutions services to the other, more promising markets and businesses to ensure the continued growth and sustainability of our business. The foregoing notwithstanding, we retain the capabilities to offer capital market solutions services.

Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets

We make equity investments with our own capital in companies of our strategic choice. Our dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets in 2022, 2023 and 2024 consisted of various strategic and financial investments.

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

Other income and gains

Other income and gains consists of (i) bank interest income, (ii) interest income derived from stock lending agreement, (iii) interest income from Controlling shareholder, (iv) gain on bargain purchase, (v) gain on disposal of subsidiaries, and (vi) other non-recurring miscellaneous income.

Other operating expenses

Our other operating expenses consist of (i) marketing and brand promotional expenses, (ii) premises costs and office utilities, (iii) traveling and business development expenses, (iv) commissions paid to asset management sales personnel and bank charges, (v) administrative service fee, (vi) office and maintenance expenses, (vii) professional and consulting fees for business development, (viii) staff recruitment expenses, (ix) cost of production, (x) cost of hotel operation, and (xi) other miscellaneous expenses.

The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of total operating expenses for the periods presented.

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Other Operating Expenses
Cost of production	1,505	6.6	3,761	12.8	7,102	18.0
Cost of hotel operation	—	—	3,477	11.9	8,510	21.6
Marketing and brand promotional expenses	1,049	4.6	649	2.2	638	1.6
Premises costs and office utilities	2,839	12.5	5,387	18.3	3,646	9.2
Traveling and business development expenses	991	4.3	223	0.8	272	0.7
Commissions and bank charges	167	0.7	232	0.8	302	0.8
Office and maintenance expenses	3	0.0	274	0.9	5	0.0
Administrative service fee	3,806	16.7	4,597	15.7	4,615	11.7
Legal and professional related fees	9,414	41.3	5,631	19.2	5,644	14.3
Staff recruitment expenses	540	2.4	1,272	4.3	1,039	2.6
Others	2,487	10.9	3,848	13.1	7,700	19.5
Total	22,801	100.0	29,351	100.0	39,473	100.0

Staff costs

Staff costs consist of employee salaries, bonuses, staff welfare, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Staff Costs
Salaries, bonuses and staff welfare	15,490	18,493	14,007
Pension scheme contributions (defined contribution schemes)	1,014	1,590	1,464
Total	16,504	20,083	15,471

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

Taxation

We had income tax expense of US$13.4 million, income tax expense of US$4.3 million, and income tax expense of US$1.6 million for the years ended December 31, 2022, 2023 and 2024, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, capital gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on payments of dividends.

France

In France, corporate income tax rate of 15% applies to the first €38,120 of taxable profits for entities realizing a turnover up to €10 million. The corporate income tax rate above €38,120 of taxable profits is 25%.

Italy

Italian corporate entities are subject to a corporate income tax of 24%, and to a regional production tax of 3.9%.

United States

In the United States, the federal corporate tax rate is a flat rate of 21%. New York, where one of our subsidiaries domiciles, has a 6.50% to 8.85% corporate income tax rate.

Southeast Asia

Malaysian corporate income tax is 25% of the chargeable. Singapore tax on corporate income is imposed at a flat rate of 17%.

Critical Accounting Estimates

The Critical Accounting Estimates are consistent with the disclosure presented in the consolidated financial statements for the years ended December 31, 2022, 2023 and 2024.

Results of Operations

	For the Year Ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Capital market solutions income	74,305	42.4	—	—	—	—
Digital solutions and other services income	23,440	13.4	13,469	10.2	3,396	4.2
Fashion, arts and luxury media advertising and marketing services income	7,620	4.3	14,474	11.1	18,859	23.4
Hotel operations, hospitality and VIP services income	—	—	10,301	7.9	23,132	28.8
Dividend and gain related to disposed investments	28,518	16.3	133,569	102.0	8,681	10.8
Sub-total	133,883	76.4	171,813	131.2	54,068	67.2
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gains from disposed financial assets at fair value through profit or loss and settled derivative financial assets)	(20,609)	(11.8)	(40,899)	(31.2)	26,389	32.8
Net fair value changes on derivative financial assets	61,897	35.4	—	—	—	—
Total revenue	175,171	100.0	130,914	100.0	80,457	100.0
Other income	18,063	10.3	22,942	17.5	18,931	23.5
Other gain	19,598	11.2	68,797	52.6	24,757	30.8
Impairment loss under expected credit loss made on financial assets	(501)	(0.3)	(4,988)	(3.8)	—	—
Other operating expenses	(22,801)	(13.0)	(29,351)	(22.4)	(39,473)	(49.1)
Staff costs	(16,504)	(9.4)	(20,083)	(15.3)	(15,471)	(19.2)
Finance costs	(859)	(0.5)	(8,199)	(6.3)	(13,425)	(16.7)
Share of losses of joint ventures	—	—	(2,335)	(1.8)	(559)	(0.7)
Net fair value changes on derivative financial liability	1,704	1.0	—	—	—	—
Profit before tax	173,871	99.3	157,697	120.5	55,217	68.6
Income tax expense	(13,405)	(7.7)	(4,314)	(3.3)	(1,639)	(2.0)
Profit for the year	160,466	91.6	153,383	117.2	53,578	66.6

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

	For the Year Ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Capital market solutions
Segment revenue	74,305	—	—
Segment results(1)	72,140	(1,276)	—
Digital solutions and other services
Segment revenue	23,440	13,469	3,396
Segment results(1)	21,299	9,126	2,624
Media and entertainment services
Segment revenue	7,620	14,474	18,859
Segment results(1)	2,725	3,239	2,072
Hotel operations, hospitality and VIP services
Segment revenue	—	10,301	23,132
Segment results(1)	—	2,106	(944)
Strategic Investments
Segment revenue	69,806	92,670	35,070
Segment results(1)	69,806	92,670	35,070
Total segment results	165,970	105,865	38,822

Note:

(1)	The segment results represent segment revenue that excludes (i) corporate and other unallocated expenses, (ii) unallocated finance costs, (iii) unallocated net changes in fair value on derivative financial liability, (iv) unallocated other income, and (v) unallocated other gain.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2022, 2023, and 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Revenue from contracts with customers. Our revenue increased by 18.7% from US$38.2 million in 2023 to US$45.4 million in 2024, primarily due to a change in revenue mix resulting from the restructuring of our business streams. Due to the deterioration in the global economic environment, our revenue generated from digital solutions and other services has decreased by US$10.1 million. This was partially offset by an increase in revenue generated from hotel operations, hospitality and VIP services and from fashion, arts and luxury media advertising and marketing services, arising from the successful operations and expansions of our media business and additional contribution recognized from our hotels.

Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets. Our dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets decreased by 93.5% from US$133.6 million in 2023 to US$8.7 million in 2024, primarily due to the absence of gain arising from disposal of financial instruments of US$123.6 million in 2024. Net gain from disposal of financial instruments in 2023 mainly comprised of (i) gain from disposal of listed equity shares, (ii) gain from settlement of derivatives contracts, and (iii) gain from disposal of movie income rights.

Net fair value changes on financial assets at fair value through profit or loss. The net fair value gain totaled to US$26.4 million in 2024 while we recorded net fair value loss of US$40.9 million in 2023. This was primarily due to a favorable market movement in our investment portfolio in 2024.

Other income and gains

Our other income and gains decreased by 52.3% from US$91.7 million in 2023 to US$43.7 million in 2024, primarily attributable to the following components: (i) decrease in bank interest income of US$2.3 million as we had placed less deposits in banks and hence less interest income arising from the deposit, (ii) increase in net average outstanding balance due from our immediate holding company, which was interest bearing, giving rise to in an increase of interest income of US$6.3 million, (iii) there was no gain from bargain purchase in 2024, and (iv) decrease in gain arising from disposal of subsidiaries from US$64.3 million in 2023 to US$24.8 million in 2024.

Other operating expenses

Our other operating expenses increased by 34.7% from US$29.4 million in 2023 to US$39.5 million in 2024, primarily due to (i) an increase in cost of production of US$3.3 million, (ii) an increase in cost of hotel operation of US$5.0 million, (iii) an increase of US$4.2 million in depreciation and amortization, as a result of the successful expansion of media business and additional contribution in our hotels.

Staff costs

Our staff costs decreased by 23.0% from US$20.1 million in 2023 to US$15.5 million in 2024, primarily due to streamlining our staff structure throughout the group.

Finance costs

Our finance costs increased by 63.7% from US$8.2 million in 2023 to US$13.4 million in 2024, primarily due to (i) the increase in the outstanding bank borrowings and an amount due to a non-controlling shareholder, which is interest-bearing, during the period, and (ii) the increase in effective interest rates in 2024.

Income tax expense

Income tax expense decreased by 62.0% from US$4.3 million in 2023 to US$1.6 million in 2024 due to decrease in assessable profit.

Profit for the year

As a result of the foregoing, our profit decreased by 65.1% from US$153.4 million in 2023 to US$53.6 million in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Revenue from contracts with customers. Our revenue decreased by 63.7% from US$105.4 million in 2022 to US$38.2 million in 2023, primarily due to a change in revenue mix resulting from the restructuring of our business streams. Due to the deterioration in the global economic environment, our revenue income generated from capital market solutions has decreased in the amount of US$74.3 million. This was partially offset by an increase in revenue generated from hotel operations, hospitality and VIP services and from fashion, arts and luxury media advertising and marketing services, following our acquisitions of WME Assets and The Art Newspaper during 2023, which have brought in new sources of income.

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

Other operating expenses

Our other operating expenses increased by 28.7% from US$22.8 million in 2022 to US$29.4 million in 2023, primarily due to (i) an increase in premises costs and office utilities expenses of US$2.5 million, (ii) an increase of US$1.9 million in marketing and brand promotional expenses, and (iii) an increase in depreciation and amortization of US$1.9 million, as a result of acquisition of WME Assets and The Art Newspaper during the year.

Staff costs

Our staff costs increased by 21.7% from US$16.5 million in 2022 to US$20.1 million in 2023, primarily due to the incremental costs in connection to the post-acquisition operations of WME Assets and The Art Newspaper.

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

Selected Items on the Consolidated Statements of Financial Position

The following table sets forth certain selected consolidated statements of financial position data as of the dates indicated:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Assets:
Accounts receivable	24,068	5,525	7,029
Amount due from immediate holding company	287,178	1,057,007	1,400,612
Financial assets at fair value through profit or loss	195,337	79,607	164,620
Derivative financial asset	185,069	—	—
Total assets	1,060,723	1,486,590	2,069,918

Liabilities and Equity:
Accounts payable	10,556	9,382	3,640
Bank borrowings—current	20,122	65,793	63,539
Bank borrowings—non-current	458	30,373	219,434
Total liabilities	58,309	193,016	369,889
Perpetual securities	228,476	234,238	234,245
Total equity	1,002,414	1,293,574	1,700,029
Total liabilities and equity	1,060,723	1,486,590	2,069,918

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

	As of December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Accounts receivable:
Receivable from capital market solutions services	10,466	—	—
Commission receivable from insurance brokerage	349	200	572
Receivable arising from digital solutions and other services	10,496	—	—
Receivable from media and entertainment services	2,757	5,214	4,973
Receivable from hotel operations, hospitality and VIP services	—	111	1,484
Total	24,068	5,525	7,029

Our accounts receivable increased by 27.2% from US$5.5 million as of December 31, 2023 to US$7.0 million as of December 31, 2024, primarily due to an increase in receivable from hotel operations, hospitality and VIP services of US$1.4 million, arising from the additional contribution in our hotels and hence increased revenue generated from the hotel segment.

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

The following table sets forth an aging analysis of accounts receivable as of the dates indicated, based on the invoice date, net of loss allowance.

	As of December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Not yet due	22,796	3,075	3,395
Past due
– Within 1 month	932	530	1,116
– 1 to 3 months	198	974	1,256
– Over 3 months	142	946	1,262
Total	24,068	5,525	7,029

Our accounts receivable not yet past due increased by 10.4% from US$3.1 million as of December 31, 2023 to US$3.4 million as of December 31, 2024, primarily attributable to increase in receivables due to successful expansion in media segment and additional contribution in hotel segment. The increases in accounts receivable past due for 1 to 3 months and over 3 months were primarily due to increase in outstanding balances from certain fashion, arts and luxury media advertising and marketing clients and hotel customers.

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

The amount of our due from immediate holding company increased from US$1.1 billion as of December 31, 2023 to US$1.4 billion as of December 31, 2024, primarily attributable to the issuance of new shares of the Company and AMTD Digital which were settled through intercompany account.

The amount of our due from immediate holding company increased from US$287.2 million as of December 31, 2022 to US$1,057.0 million as of December 31, 2023, primarily due to the effect of (i) settlement of certain receivables of US$389.0 million with AMTD Group under the agreements between certain third parties, the Company and AMTD Group; (ii) net advance to immediate holding company of US$404.4 million for group treasury management purpose; and (iii) transfer of financial assets at fair value through profit or loss of US$80.2 million; and partially offset by (i) the consideration payable for the acquisition of WME Assets from AMTD Group amounting to US$82.0 million, and (ii) the consideration payable for the repurchase of shares from AMTD Group amounting to US$40.0 million.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss primarily consist of (i) listed equity shares at quoted prices, (ii) unlisted equity shares, and (iii) movie income right investments, all of which are related to our strategic investment business.

Our financial assets at fair value through profit or loss increased from US$79.6 million as of December 31, 2023 to US$164.6 million as of December 31, 2024, primarily attributable to (i) additional investments of US$56.7 million, and (ii) a net appreciation in value of US$27.8 million.

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

Accounts payable

Our accounts payable consists of (i) payables to suppliers of fashion, arts and luxury media advertising and marketing services, and (ii) others. The following table sets forth a breakdown of our accounts payable as of the dates indicated.

	As of December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Accounts payable:
Payables to suppliers of media and entertainment services	9,846	8,628	2,386
Others	710	754	1,254
Total	10,556	9,382	3,640

Our accounts payable decreased from US$9.4 million as of December 31, 2023 to US$3.6 million as of December 31, 2024, primarily attributable to a decrease of US$6.2 million in payables to suppliers of fashion, arts and luxury media advertising and market services as a result of the optimization of our payment cycle.

Our accounts payable decreased by 11.1% from US$10.6 million as of December 31, 2022 to US$9.4 million as of December 31, 2023, primarily due to a decrease of US$1.2 million in payables to suppliers of fashion, arts and luxury media advertising and marketing services as a result of the optimization of our payment cycle.

Bank borrowings

Our total bank borrowing facilities were US$285.1 million as of December 31, 2024, of which US$283.0 million were utilized. These bank borrowings bore average contractual interest rate of 4.76% per annum and among that, bank borrowings of US$219.6 million were secured by our hotel properties, US$33.2 million were secured by pledged bank deposits of US$33.0 million and US$30.2 million were unsecured.

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

The increase in our borrowing in 2024 was due to increased borrowings secured by our properties.

Perpetual securities

As at December 31, 2023 and 2024, the total amount of active perpetual securities was US$200.0 million and SG$38.8 million.

B.	Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities have been issuances of equity securities in our initial public offering and private placements, perpetual securities and bank borrowings, as well as net cash provided by operating activities. As of December 31, 2024, we had US$62.9 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of general bank balances. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

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

In February 2023, we recorded an additional bank borrowing of US$50,7 thousand denominated in Hong Kong dollars through acquisition of WME Assets. This borrowing is secured by our hotel property, which has a carrying amount of US$69.6 million.

In February 2023, we obtained a bank borrowing of US$15.0 million, which is unsecured and denominated in US$. The loan carries interest rate at 0.25% below daily Wall Street Journal Prime Rate and was repaid in August 2024. In August 2024, we obtained bank borrowings of US$33.0 million, secured by the bank balances of the same amount and denominated in US$ and carrying interest rate at an index indicated by the borrower bank.

In May 2023, we obtained a bank borrowing of US$30.0 million, which is unsecured and denominated in US$. The loan carries interest rate at daily Wall Street Journal Prime Rate and is repayable by May 2025.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Summary Consolidated Cash Flows Data
Net cash generated from operating activities	26,621	39,978	5,159
Net cash used in investing activities	(73,951)	(266,967)	(45,338)
Net cash generated from/(used in) financing activities	117,639	209,348	(17,340)
Net increase/(decrease) in cash and cash equivalents	70,309	(17,641)	(57,519)
Cash and cash equivalents at the beginning of year	67,494	138,297	120,234
Effect of foreign exchange rate change, net	494	(422)	157
Cash and cash equivalents at the end of year	138,297	120,234	62,872

Operating Activities

Net cash generated from operating activities in 2024 was US$5.2 million, which consists of our profit before tax of US$55.2 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included US$24.8 million of gain from disposal of subsidiaries, US$18.9 million of interest income, US$8.7 million of dividend income, and US$26.4 million of net fair value gain and disposal gain on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by US$13.4 million of finance costs relating to our bank borrowings, interest-bearing amount due to a non-controlling shareholder and lease liabilities, and US$6.8 million of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) US$1.2 million of increase in other payables and accruals, and (ii) US$1.6 million of increase in accounts payables and other assets, partially offset by (iii) an increase in accounts receivable of US$4.1 million, and (iv) US$1.4 million of increase in prepayments, deposits and other receivables.

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

Investing Activities

Net cash used in investing activities in 2024 was US$45.3 million, which was primarily attributable to the net effect of (i) a net increase in advance to immediate holding company of US$41.4 million, (ii) payments for acquisitions of financial assets at fair value through profit or loss of US$7.2 million, partially offset by the net cash received from acquisition of subsidiaries of US4.3 million.

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

Financing Activities

Net cash used in financing activities in 2024 was US$17.3 million, which was mainly due to (i) repayment of bank borrowings of US$16.8 million, (ii) repayment to non-controlling shareholding of a subsidiary of US$15.7 million, (iii) distribution to perpetual securities holders of US$4.3 million, and (iv) US$13.6 million of finance cost paid, partially offset by net proceeds from our bank borrowings.

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

Capital Expenditures

Our capital expenditures were insignificant in 2022, 2023 and 2024. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our financing activities.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2024.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(US$ in millions)

Bank borrowings, with principal and interest	323.7	75.5	67.0	163.3	17.9

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

While the table above indicates our contractual obligations as of December 31, 2024, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled, or terminated.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Feridun Hamdullahpur(1)(2)(3)	70	Chairman of the Board of Directors, Chairman of Executive Management Committee, and Independent Director
Dr. Timothy Tong(1)(2)(3)	71	Independent Director
Dr. Annie Koh(1)(3)	71	Independent Director
Jazz Li	42	Independent Director
Marcellus Wong(2)	71	Independent Director
Raymond Yung	64	Independent Director
Giampietro Baudo	46	Chief Executive Officer
Xavier Zee	50	Chief Financial Officer

Notes:

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

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

Mr. Marcellus Wong is our independent director and has over 40 years of experience in accounting and taxation. Mr. Wong has been serving as the vice chairman of the board of directors of our Controlling Shareholder since October 2015. Mr. Wong served in a number of other positions including, from June 2015 to June 2021, independent non-executive director of SEHK-listed Xinte Energy Co., Ltd. (SEHK: 1799); from July 2012 to June 2017, senior advisor of PricewaterhouseCoopers; and, from November 2001 to October 2021, a member of the Joint Liaison Committee on Taxation that advises the government of Hong Kong on tax issues. Mr. Wong has also served as a council member of the Taxation Institute of Hong Kong from 1995 to 2017, president from 1996 to 1999, and chairman of advisory board since 2017. He was the president of CPA Australia-Hong Kong China Division from 2004 to 2005 and has served as its honorary adviser of Greater China region since July 2014. Mr. Wong joined PricewaterhouseCoopers in February 1990 and, prior to his retirement in June 2012, served as a partner and compliance leader in Hong Kong and Mainland China as well as risk and quality leader for its tax practice in the Asia Pacific region. Mr. Wong graduated from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) with a higher diploma in accountancy in October 1977, and also obtained a degree through the external program from the University of London in the United Kingdom in August 1989. Mr. Wong was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants in December 1987, a fellow of CPA Australia in October 2001, and a fellow of the Taxation Institute of Hong Kong in March 2004.

Mr. Raymond Yung is our independent director, and has over 40 years of experience in advising financial institutions in Hong Kong and Mainland China. Mr. Yung sits on the board of Citibank (Hong Kong) Limited as an independent non-executive director. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years, and has been serving on PwC’s China, Hong Kong and Singapore Firm’s Board of Partners until his retirement in 2016. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UK Chartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.

Mr. Giampietro Baudo is our chief executive officer. He is the Global Chief Content Officer of L’Officiel and the Editor in Chief of L’Officiel Italia Publishing SRL. He joined L’Officiel in 2019 from Esquire Italia where he has served as the Editor in Chief since 2017, launching and managing one of the world’s leading men’s fashion publications (in his tenure at Hearst Magazines Italia he worked closely to the board also for the feminine magazine Elle and Marie Claire plus on digital launch of Harper’s Bazaar Italia). Previously he was the Editor in Chief of MF Fashion, the one and only European daily newspaper about fashion and luxury, where he continues to be contributor go with the BLACKSTAGE weekly column. During his career he has been, also, ManagingEditor of L’Uomo Vogue, Vogue Sport and Vogue Tessuti, Editor at large of Vogue Italia, EIC of MFF-Magazine for Fashion and MFF-Magazine for Living, Curator of the exhibition “Eccellenza Italia” in China, Creative Director of Ladies and contributor to System magazine, Elle and Vogue Italia. He is also part of the jury/committee for CFDA-The Council of Fashion Designers of America, BFC-British fashion council, CNMI-Camera nazionale della moda Italiana, ITS-International Talent Support and many other international fashion awards.

Mr. Xavier Zee is our chief financial officer and chief financial officer of our Controlling Shareholder. Mr. Zee joined our Controlling Shareholder in November 2020. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in July 2008, and has over 24 years of experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry, in Mainland China and Hong Kong. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

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

For the year ended December 31, 2024, we paid an aggregate of US$83 thousand in cash compensation (inclusive of directors’ fees) to our directors. Directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.

For the year ended December 31, 2024, we paid an aggregate of US$0.9 million in cash compensation to our executive officers, excluding compensation paid to the executive officers who also serve and receive compensation as our directors.

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

Audit Committee. Our audit committee consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and Dr. Annie Koh, and is chaired by Dr. Feridun Hamdullahpur. Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and Dr. Annie Koh each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Dr. Timothy Tong qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

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

Compensation Committee. Our compensation committee consists of Dr. Timothy Tong, Mr. Marcellus Wong, and Dr. Feridun Hamdullahpur, and is chaired by Dr. Timothy Tong. Dr. Timothy Tong and Dr. Feridun Hamdullahpur each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and Dr. Annie Koh, and is chaired by Dr. Feridun Hamdullahpur. Dr. Feridun Hamdullahpur, Dr. Timothy Tong, and Dr. Annie Koh each satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	undertaking generally such other functions and duties as may be required by law or the Listing Manual of the SGX-ST, and by amendments made thereto from time to time.

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

D.	Employees

We, inclusive of controlling subsidiaries and joint ventures, had 116, 232 and 214 employees as of December 31, 2022, 2023, and 2024, respectively.

The following tables sets forth the number of our employees by function as of December 31, 2024.

Function	Number of Employees	Percentage
General management, finance and administration	35	16.4%
Sales and marketing	23	10.7%
Hotel operation	107	50.0%
Production and editorial	49	22.9%
Total	214	100.0%

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

As required by local regulations, we participate in various employee social security plans including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing provident fund.

We enter into standard employment agreements with our employees. We also enter into standard confidentiality and non-compete agreements with our senior management in accordance with market practice.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 557,056,239 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 254,923,518 Class A ordinary shares, and (ii) 302,132,721 Class B ordinary shares.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Dr. Feridun Hamdullahpur	—	—	—	—
Dr. Timothy Tong	—	—	—	—
Dr. Annie Koh	—	—	—	—
Mr. Jazz Li
Mr. Marcellus Wong	—	—	—	—
Mr. Raymond Yung	—	—	—	—
Mr. Giampietro Baudo	—	—	—	—
Mr. Xavier Zee	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholder:
AMTD Group(1)	46,340,530	142,782,558	34.0	46.8

Notes:

*	The address of our directors and executive officers is 66 rue Jean-Jacques Rousseau, 75001 Paris.

†	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities. For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant, or other right within 60 days after the date of this annual report.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	AMTD Group directly holds 142,782,558 Class B ordinary shares of the Company and indirectly and effectively holds 46,340,530 Class A ordinary shares of the Company through its subsidiaries, AMTD Education Group and AMTD Asset Alpha Group. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Conyers Trust Company (BVI) Limited, Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The board of directors of AMTD Group consists of Mr. Marcellus Wong and Dr. Feridun Hamdullahpur.

To our knowledge and based on our review of our register of shareholders as of the date of this annual report, 143,695,404 Class A ordinary shares were held of record by one holder that resides in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Our Controlling Shareholder recharged staff costs and premises costs to us. For the year ended December 31, 2024, US$4.6 million was charged by our Controlling Shareholder in this regard. Moreover, starting from July 2022, our Controlling Shareholder charged a fixed service fee of HK$9,000,000 (HK$6,000,000 prior to July 2022) per quarter for other administrative expenses to us.

In August 2019, we entered into an intercompany financing agreement with our Controlling Shareholder, we made unsecured, interest bearing advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. As of December 31, 2023, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was US$1,057.0 million. For the year ended December 31, 2024 and 2023, interest income of US$16.8 million and US$10.5 million was charged to our Controlling Shareholder, respectively.

On December 31, 2023, US$40 million out of the amount of the outstanding balance due from our Controlling Shareholder and its subsidiaries was offset against the consideration for the 4,773,269 Class B ordinary shares repurchased from our Controlling Shareholder.

AMTD Digital entered into an agreement with our Controlling Shareholder in October 2020, pursuant to which AMTD Digital agree to provide advisory and portfolio review services with regard to our Controlling Shareholder’s investment in an investee company, for a fixed annual service fee. In addition to the fixed annual service fee, AMTD Digital is entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from an investee company, including cash or share dividends, regardless of whether on a regular or one-off basis. AMTD Digital is also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of an investee company. However, AMTD Digital is not liable for any loss arising from the disposal of any shares of an investee company r Bank by our Controlling Shareholder. This agreement will remain effective until terminated by mutual agreement. For the fiscal year ended December 31, 2024, the total amount of advisory and service fee that we charged our Controlling Shareholder was US$2.6 million.

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

During the year ended December 31, 2023, we acquired 96.1% of the equity interest in WME Assets from AMTD Group at a consideration of US$268 million which was settled by us through the issuance of 30,875,576 Class B ordinary shares. WME Assets holds a global portfolio of premium whole building properties. WME Assets became our consolidated subsidiary as a result of acquisition.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our currently effective memorandum and articles of association also authorizes our board of directors to create from time to time one or more classes or series of preferred shares and to determine, with respect to any such class or series of preferred shares, the terms and rights of that class or series, including:

●	the designation of the class or series;

●	the number of shares of the class or series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to create and issue new classes or series of shares (including preferred shares) and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are incorporated as an exempted company with limited liability under the Companies Act of the Cayman Islands (as revised). The Companies Act of the Cayman Islands (as revised) distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or our ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold the ADSs or our ordinary shares as “capital assets” (generally, property held for investment) as defined in the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No opinion of counsel has been sought with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the Internal Revenue Service, or the IRS, will not assert, or that a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, or any alternative minimum tax considerations, the Medicare tax on certain net investment income, or any state, local, and non-U.S. tax considerations relating to the ownership or disposition of the ADSs or our ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of the ADSs or ordinary shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of the ADSs or our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all of its substantial decisions or (ii) has a valid election in effect to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or our ordinary shares and their partners should consult their tax advisors regarding an investment in the ADSs or our ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

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

Based upon our income and assets as well as our market capitalization and that of certain of our affiliates, it is likely that we were a PFIC in 2024, and it is possible that we may be a PFIC for the current taxable year and for future taxable years. Fluctuations in the market price of our ADSs and ordinary shares may affect whether or not we are classified as a PFIC for the current and future years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined from time to time by reference to the market price of our ADSs or ordinary shares (which may be volatile). In prior years, we have based our position we were not a PFIC based on the presence of goodwill; however, based on the price of the ADSs and our ordinary shares during 2024, the value of our goodwill has decreased significantly. Even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are classified as a PFIC for the current or future taxable years. Accordingly, there can be no assurances regarding our PFIC status for the current or future taxable years. It is possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes could be a PFIC for such taxable years.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, the PFIC rules discussed below under “Passive Foreign Investment Company Rules” will generally apply to such U.S. Holder for such taxable year and, in the absence of certain elections, will continue to apply in future years even if we cease to be a PFIC.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or our ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs, but not our ordinary shares, will be treated as marketable stock so long as the ADSs are listed on the NYSE, but no assurances can be given in this regard.

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

If a U.S. Holder owns the ADSs or our ordinary shares during any taxable year for which we are a PFIC, the holder must generally file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or our ordinary shares and the application of the PFIC rules.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If the ADSs or our ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. Any cash distributions paid on the ADSs or our ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on the ADSs or our ordinary shares will not be eligible for the deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States, although there can be no assurance that the ADSs will continue to be so listed. Although the law in this regard is not entirely clear, because our ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to our ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or our ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or our ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If the ADSs or our ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply. A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or our ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss and will be long-term if the U.S. Holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Non-corporate U.S. Holders (including individuals) will generally be subject to U.S. federal income tax on long-term capital gain at reduced rates. The deductibility of a capital loss may be subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of the ADSs or our ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. The U.S. foreign tax credit rules are complex and U.S. Holders should consult their tax advisor regarding the availability of the foreign tax credit in their particular circumstances.

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

We did not receive any payments from the depositary for its ADR program, in 2024.

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

For the period from August 2, 2019 to December 31, 2024, we have used approximately US$4.2 million of the net proceeds from our initial public offering for business and infrastructure expansion, US$65.8 million for funding potential acquisitions of and investments in complementary businesses and US$23.5 million for general corporate purposes, including working capital needs, branding and marketing activities, upgrading technology infrastructure and other general administrative matters.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in our business and infrastructure expansion, fund potential acquisitions and investments, and use the remainder for general corporate purposes.

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the Company’s process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

Based upon its evaluation, our management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report.

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

	2023	2024
	US$	US$
	(in thousands)
Audit Fees(1)
- Deloitte Touche Tohmatsu	926	532
- Audit Alliance LLP	-	960
Audit-related Fees(2)
- Deloitte Touche Tohmatsu	1,762	306
- Audit Alliance LLP	-	934

(1)	“Audit Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	“Audit-related Fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Since the fourth quarter of 2023, our Audit Committee had started its independent evaluation process for global auditor rotation (“global auditor rotation process”). Effective from April 22, 2024, we engaged Audit Alliance LLP (“Audit Alliance”) as our independent registered public accounting firm to rotate out Deloitte Touche Tohmatsu (“Deloitte”). On April 23, 2024, we received a letter from Audit Alliance (“Audit Alliance Letter”) confirming that its appointment had been taken on following formal and proper procedures, including satisfactory completing clearance steps with Deloitte in accordance with Public Company Accounting Oversight Board requirements and internal guidelines and criteria of Audit Alliance (“predecessor auditor’s clearance”). On the same day, our Audit Committee concluded to Deloitte about its dismissal from its independent audit engagement for AMTD IDEA Group and all of its subsidiaries as our independent registered public accounting firm. The replacement of Deloitte and the appointment of Audit Alliance were made as part of the global auditor rotation process being independent conducted and evaluated by the audit committee and the decision being approved by our board to conform also with our board’s policy on auditor independence.

The audit reports of Deloitte on our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 prepared under International Financial Reporting Standards (“IFRS”) did not contain any adverse opinion or disclaimer of opinion.

Based on the Audit Alliance Letter, during the fiscal years ended December 31, 2022 and 2021 and the subsequent period prior to the dismissal of Deloitte, there were no (i) disagreements between our Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Deloitte would have caused Deloitte to make reference thereto in its reports on the financial statements for such years or (ii) reportable events (as defined in Item 16F(a)(1)(v) of Form 20F).

Our Audit Committee concluded in 2024 to adopt United States generally accepted accounting principles (“US GAAP”) for the first time in preparing its consolidated financial statements as of and for each of the fiscal years ended December 31, 2021, 2022 and 2023 in order to be more comparable and benchmarking compatible with other US listed players of which most of them are following US GAAP based financial reporting standards. Audit Alliance represented the first and only independent registered public accounting firm ever engaged by our Company to audit our financial statements prepared in accordance with US GAAP.  There was no inclusion of IFRS reports or reference to them in Form 20-F.

Before the appointment of Audit Alliance, we had not consulted with Audit Alliance regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Audit Alliance concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) and the related instructions to Item 16F of Form 20F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Item 16G. CORPORATE GOVERNANCE

Section 303A.00 of the NYSE Listed Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to such exception granted to foreign private issuers, we have followed our home country practice with respect to the requirement (i) to hold annual general meetings everyone and did not hold an annual general meeting of shareholders in 2024, (ii) to obtain shareholder approval of share issuances (A) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (B) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance, and (iii) that we have a compensation committee that is composed entirely of independent directors.

Other than as described above, we are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under the NYSE Listed Company Manual.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of NYSE.

The Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of AMTD IDEA Group are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on March 2, 2022)
1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2023)
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.6	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.7	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

Exhibit Number	Document
4.8	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.9	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.10	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.11	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)
4.12	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)
4.13	Sale and Purchase Agreement between AMTD Group Company Limited and the Registrant dated July 9, 2021 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.14	Share Repurchase Agreement between AMTD Group Company Limited and the Registrant dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.15	Share Purchase Agreement between the Registrant and Cheng Huang dated December 27, 2021 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.16	Business Loan Agreement between the Registrant and East West Bank dated December 28, 2021 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.17	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.18	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated December 29, 2021 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.19	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.20	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.21	Share Purchase Agreement between the Registrant and NGSP Holdings Limited dated January 15, 2022 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

Exhibit Number	Document
4.22	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated January 19, 2022 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.23	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated January 19, 2022 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.24	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.25	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.26	Share Purchase Agreement between the Registrant and AMTD Education Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.27	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.28	Share Purchase Agreement between the Registrant and AMTD Group Company Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.29	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.30	Share Purchase Agreement between the Registrant and Poly Platinum Enterprises Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.31	Share Purchase Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.1 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)
4.32	Registration Rights Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)
4.33	Form of Share Subscription Agreement by and between the Registrant and each investor, and a schedule of all executed agreements adopting the same form (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 21, 2023)
4.34#	Business Loan Agreement between AMTD Digital Inc. and a regional bank dated February 15, 2023 (incorporated herein by reference to Exhibit 4.34 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)
4.35*#	Business Loan Agreement between AMTD Digital Inc. and East West Bank dated August 5, 2024

Exhibit Number	Document
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
11.2*	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (incorporated herein by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

#	Portions of this exhibit have been omitted or redacted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD IDEA Group

	By:	/s/ Giampietro Baudo
	Name:	Giampietro Baudo
	Title:	Chief Executive Officer

April 30, 2025

AMTD IDEA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of AMTD IDEA Group

Opinion on Internal Control Over Financial Reporting

We have audited AMTD IDEA Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AMTD IDEA Group and its subsidiaries (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022, and the related notes and our report dated April 30, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ AUDIT ALLIANCE LLP

Singapore

April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of AMTD IDEA Group

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD IDEA Group and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024, 2023 and 2022 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Indefinite-Lived Intangible Assets

As reflected in the financial statements, at December 31, 2024, the Group’s indefinite-lived intangible assets were US$119 million. As disclosed in Note 19 to the financial statements, indefinite-lived intangible assets are tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment.

Auditing management’s indefinite-lived intangible assets impairment tests was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the intangible assets. In particular, the fair value estimates of the intangible assets were sensitive to changes in significant assumptions such as discount rates, revenue growth rates, forecasted revenue and gross margins and the projected cash flow terminal growth rates that are affected by expected future market or economic conditions.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s indefinite-lived intangible assets impairment assessment process. This included testing of controls over management’s review of the significant assumptions and methodologies used in estimating the fair values of the intangible assets. We also tested management’s controls to validate that the data used in the valuation models was completed and accurate.

To test the fair values of the reporting units, our audit procedures included, among others, assessing methodologies and testing the completeness and accuracy of the underlying data used by the Group. We performed sensitivity analyses over the significant assumptions to evaluate the change in the fair value of the reporting units resulting from changes in the assumptions. Our testing procedures over the significant assumptions included, among others, comparing projected revenue growth rates and forecasted revenue and gross margins to historical trends. We also involved an internal valuation professional to assist in evaluating the Group’s models, valuation methodology, and significant assumptions used in the fair value estimates.

/s/ AUDIT ALLIANCE LLP

Singapore

April 30, 2025

We have served as the Group’s auditor since 2024.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2024	2023	2022
		US$	US$	US$

REVENUE
Capital market solutions services income (including income generated from related parties of US$1,152, nil and nil for the years ended December 31, 2022, 2023 and 2024, respectively)		—	—	74,305
Digital solutions and other services income (including income generated from related parties of US$1,596, US$2,554 and US$2,605 for the years ended December 31, 2022, 2023 and 2024, respectively)		3,396	13,469	23,440
Fashion, arts and luxury media advertising and marketing services income (including income generated from related parties of US$2,888, US$2,726 and US$2,888 for the years ended December 31, 2022, 2023 and 2024, respectively)		18,859	14,474	7,620
Hotel operations, hospitality and VIP services income		23,132	10,301	—
Dividend income and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets		8,681	133,569	28,518
Net fair value changes on financial assets at fair value through profit or loss (except fair value changes on derivative financial assets and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets)		26,389	(40,899)	(20,609)
Net fair value changes on derivative financial assets	14	—	—	61,897

	5	80,457	130,914	175,171
Other income	5	18,931	22,942	18,063
Other gain	5	24,757	68,797	19,598
Impairment losses under expected credit loss model on financial assets	12, 29(B)(i)	—	(4,988)	(501)
Other operating expenses	6	(39,473)	(29,351)	(22,801)
Staff costs	7	(15,471)	(20,083)	(16,504)
Finance costs	8	(13,425)	(8,199)	(859)
Share of losses of joint ventures		(559)	(2,335)	—
Net fair value changes on derivative financial liability		—	—	1,704

PROFIT BEFORE TAX		55,217	157,697	173,871
Income tax expense	9	(1,639)	(4,314)	(13,405)

PROFIT FOR THE YEAR		53,578	153,383	160,466

Attributable to:
Owners of the parent:
- Ordinary shareholders		46,727	134,436	141,733
- Holders of perpetual securities	27	4,312	8,558	15,702
Non-controlling interests		2,539	10,389	3,031

		53,578	153,383	160,466

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (US$ per share)	10	0.12	0.37	0.47

Diluted (US$ per share)	10	N/A	N/A	0.47

Class B ordinary shares:
Basic (US$ per share)	10	0.12	0.37	0.47

Diluted (US$ per share)	10	N/A	N/A	0.47

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2024	2023	2022
		US$	US$	US$

PROFIT FOR THE YEAR		53,578	153,383	160,466
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(2,415)	(2,382)	213
Share of other comprehensive income (expense) of joint ventures		1,842	(306)	—
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations		—	2,695	16
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency		7,984	(489)	2,103

OTHER COMPREHENSIVE INCOME (EXPENSE) FOR THE YEAR		7,411	(482)	2,332

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		60,989	152,901	162,798

Attributable to:
Owners of the parent:
- Ordinary shareholders		54,204	134,116	144,254
- Holders of perpetual securities	27	4,312	8,558	15,702
Non-controlling interests		2,473	10,227	2,842

		60,989	152,901	162,798

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		As of December 31,
	Notes	2024	2023
		US$	US$
Assets
Current assets
Accounts receivable	11	7,029	5,525
Prepayments, deposits and other receivables	12	23,346	16,436
Due from immediate holding company	29(B)(i)	1,400,612	1,057,007
Financial assets at fair value through profit or loss	13	24,987	—
Tax recoverable		—	2,327
Other assets	15	609	1,020
Restricted cash	16	—	135
Cash and bank balances	16	62,872	120,234

Total current assets		1,519,455	1,202,684

Non-current assets
Property, plant and equipment	17	291,449	70,054
Intangible assets	19	119,381	118,423
Financial assets at fair value through profit or loss	13	139,633	79,607
Interests in joint ventures	20	—	15,822

Total non-current assets		550,463	283,906

Total assets		2,069,918	1,486,590

Equity and liabilities
Current liabilities
Accounts payable	21	3,640	9,382
Bank borrowings	22	63,539	65,793
Other payables and accruals	23	10,396	19,260
Due to a non-controlling shareholder	29B(ii)	63,019	55,803
Provisions	24	—	3,866
Tax payable		2,539	2,956

Total current liabilities		143,133	157,060

Non-current liabilities
Bank borrowings	22	219,434	30,373
Deferred tax liabilities	25	5,658	5,583
Provisions	24	1,664	—

Total non-current liabilities		226,756	35,956

Total liabilities		369,889	193,016

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		December 31,
	Notes	2024	2023
		US$	US$
Equity
Class A ordinary shares	26	22	22
Class B ordinary shares	26	26	26
Treasury shares	26	(734,658)	(734,658)
Capital reserve		1,175,546	924,348
Exchange reserve		10,148	2,671
Retained profits		906,576	859,849

Total equity attributable to ordinary shareholders of the Company		1,357,660	1,052,258
Non-controlling interests		108,124	7,078
Perpetual securities	27	234,245	234,238

Total equity		1,700,029	1,293,574

Total liabilities and equity		2,069,918	1,486,590

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

	Share capital	Capital reserve	Treasury shares	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Equity attributable to holders of perpetual securities	Non- controlling interests	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$	US$

As of January 1, 2022	25	581,997	(642,055)	470	571,129	511,566	228,527	2,422	742,515
Profit for the year	—	—	—	—	141,733	141,733	15,702	3,031	160,466
Other comprehensive income for the year	—	—	—	2,521	—	2,521	—	(189)	2,332

Total comprehensive income for the year	—	—	—	2,521	141,733	144,254	15,702	2,842	162,798

Conversion of convertible bond		14,469	—	—		14,469	—	—	14,469
Distribution to holders of perpetual securities (Note 27)	—	—	—	—	—	—	(15,753)	—	(15,753)
Issuance of shares (Note 26)	1	49,999	—	—	—	50,000	—	—	50,000
Acquisition of AMTD Digital under common control	—	(774,197)	—	—	—	(774,197)	—	14,095	(760,102)
Issuance of shares in acquisition of AMTD Digital	12	992,633	—	—	—	992,645	—	—	992,645
Issuance of shares by AMTD Digital upon listing	—	84,433	—	—	—	84,433	—	53,792	138,225
Disposal of subsidiaries	—	—	—	—	—	—	—	(1,780)	(1,780)
Repurchase of shares by a subsidiary	—	39,631	—	—	—	39,631	—	(39,631)	—
Repurchase of shares from a shareholder	—	—	(320,603)	—	—	(320,603)	—	—	(320,603)

As of December 31, 2022	38	988,965	(962,658)	2,991	712,862	742,198	228,476	31,740	1,002,414

Profit for the year	—	—	—	—	134,436	134,436	8,558	10,389	153,383
Other comprehensive expenses for the year	—	—	—	(320)	—	(320)	—	(162)	(482)

Total comprehensive (expenses) income for the year	—	—	—	(320)	134,436	134,116	8,558	10,227	152,901

Distribution to holders of perpetual securities (Note 27)	—	—	—	—	—	—	(2,796)	—	(2,796)
Issuance of shares (Note 26)	9	93,591	—	—	—	93,600	—	—	93,600
Issuance of shares in acquisition of WME Assets (Note 32(a))	—	(275,154)	268,000	—	—	(7,154)	—	4,000	(3,154)
Issuance of shares in acquisition of The Art Newspaper SA (Note 32(a))	1	11,213	—	—	—	11,214	—	—	11,214
Issuance of shares by AMTD Digital	—	78,686	—	—	—	78,686	—	21,314	100,000
Acquisition of additional interests of the subsidiaries	—	12,551	—	—	—	12,551	—	(14,198)	(1,647)
Disposal of subsidiaries	—	(12,551)	—	—	12,551	—	—	(18,958)	(18,958)
Change in shareholding of subsidiaries during the year without losing control	—	(694)	—	—	—	(694)	—	694	—
Repurchase of shares by a subsidiary	—	27,741	—	—	—	27,741	—	(27,741)	—
Repurchase of shares from a shareholder	—	—	(40,000)	—	—	(40,000)	—	—	(40,000)

As of December 31, 2023	48	924,348	(734,658)	2,671	859,849	1,052,258	234,238	7,078	1,293,574
Profit for the year	—	—	—	—	46,727	46,727	4,312	2,539	53,578
Other comprehensive income (expenses) for the year	—	—	—	7,477	—	7,477	—	(66)	7,411

Total comprehensive income for the year	—	—	—	7,477	46,727	54,204	4,312	2,473	60,989
Distribution to holders of perpetual securities (Note 27)	—	—	—	—	—	—	(4,305)	—	(4,305)
Issuance of shares (Note 26)	—	20,000	—	—	—	20,000	—	—	20,000
Recognition of subsidiaries on control over Singapore hotel companies	—	—	—	—	—	—	—	(6,817)	(6,817)
Issuance of shares by subsidiaries	—	231,198	—	—	—	231,198	—	105,390	336,588
As of December 31, 2024	48	1,175,546	(734,658)	10,148	906,576	1,357,660	234,245	108,124	1,700,029

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2024	2023	2022
		US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		55,217	157,697	173,871
Adjustments for:
Interest income	5	(18,919)	(20,192)	(16,256)
Finance costs	8	13,425	8,199	859
Depreciation of property, plant and equipment	6	6,730	1,766	12
Amortization of intangible assets	6	115	857	726
Dividend income	5	(8,681)	(9,935)	(6,412)
Gain on disposed financial assets at fair value through profit or loss and settled derivative financial assets	5	—	(123,634)	(22,106)
Gain from a bargain purchase	5	—	(4,469)	(4,848)
Gain on disposal of subsidiaries	5	(24,757)	(64,328)	(14,750)
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets)	5	(26,389)	40,899	20,609
Net fair value changes on derivative financial assets	14	—	—	(61,897)
Net fair value changes on derivative financial liability		—	—	(1,704)
Share of losses of joint ventures		559	2,335	—
Impairment losses under expected credit loss model on financial assets	12, 29	—	4,988	501

Operating cash flows before changes in working capital		(2,700)	(5,817)	68,605
(Increase)/decrease in accounts receivable		(4,113)	10,668	(29,225)
(Increase)/decrease in prepayments, deposits and other receivables		(1,352)	5,326	11,489
Increase/(decrease) in other payables and accruals		1,159	15,570	(11,432)
(Increase)/decrease in restricted cash		(72)	280	65
Increase/(decrease) in provisions		142	(355)	(95)
Changes in accounts payable and other assets		1,603	(1,156)	7,736
Payment of operating lease liabilities		(280)	(81)	—

Cash (used in)/generated from operations		(5,613)	24,435	47,143
Profits tax paid		—	(1,605)	(30,992)
Dividend received		8,681	9,935	6,412
Interest received		2,091	7,213	4,058

Net cash generated from operating activities		5,159	39,978	26,621

CASH FLOWS FROM INVESTING ACTIVITIES
Addition to property, plant and equipment	17	(8)	(72)	(2)
Addition to financial assets at fair value through profit or loss		(7,228)	(1,591)	(4,806)
Increase in amount due from immediate holding company		(41,422)	(404,364)	(68,723)
Acquisition of subsidiaries, net of cash acquired	32	4,273	1,347	13,326
Net cash outflow from disposal of subsidiaries		(953)	(514)	(18,473)
Acquisition of additional interests in subsidiaries		—	(1,647)	—
Collection of consideration receivable		—	90,687	—
Amount received from former subsidiaries		—	23,860	—
Amount received from a non-controlling shareholder of a subsidiary		—	20,000	—
Amount received from amounts due from joint ventures		—	6,515	—
Advance to a non-controlling shareholder of a subsidiary		—	(1,561)	—
Receipt of returns from movie income right investments		—	—	2,680
Proceeds from disposal of financial assets at fair value through profit or loss		—	373	2,047

Net cash used in investing activities		(45,338)	(266,967)	(73,951)

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2024	2023	2022
		US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares		—	93,600	25,041
Proceeds from issuance of shares of a subsidiary		—	100,000	139,149
Repayment of bank borrowings		(16,757)	(396)	(29,895)
Repayment to non-controlling shareholder of a subsidiary		(15,675)	—	—
Proceeds from bank borrowings		33,000	25,000	—
Distribution to perpetual securities holders	27	(4,305)	(2,796)	(15,853)
Finance costs paid		(13,603)	(6,060)	(803)

Net cash flows (used in)/generated from financing activities		(17,340)	209,348	117,639

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(57,519)	(17,641)	70,309
Cash and cash equivalents at beginning of year		120,234	138,297	67,494
Effect of foreign exchange rate change, net		157	(422)	494

CASH AND CASH EQUIVALENTS AT END OF YEAR		62,872	120,234	138,297

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	16	62,872	120,234	138,297

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

The Company is an investment holding company. The Company and its subsidiaries (collectively referred to as the “Group”) are involved in the provision of capital market solutions services, digital solutions and other services, fashion, arts and luxury media advertising and marketing services, hotel operations, hospitality and VIP services and strategic investment.

The Company’s immediate holding company is AMTD Group Inc. (“AMTD Group”), a company incorporated in the British Virgin Islands (“BVI”).

Information about principal subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

		Issued and		Percentage of equity attributable to the Company
	Place of	registered share		2024		2023
Name	incorporation	capital#		Direct	Indirect	Direct	Indirect	Principal activities
AMTD International Holding Group Limited (“AMTD IHG”)	Hong Kong (“HK”)	HK$	500,000	100%	—	100%	—	Investment holding
AMTD Digital Inc. (“AMTD Digital”)	Cayman Islands	US$	12,616	51.6%	—	95.5%	—	Investment holding
AMTD Risk Solutions Group Limited	HK	HK$	500,000	—	51.6%	—	95.5%	Provision of digital solutions and other services
WME Assets Group (“WME Assets”)	Cayman Islands	US$	10,410	—	62.3%	—	83.4%	Investment holdings and hotel operation, hospitality and VIP services
The Generation Essentials Group	Cayman Islands	US$	1	—	64.9%	—	86.8%	Investment holding
L’Officiel Group Inc.(“L’Officiel”)	Cayman Islands	US$	1	—	64.9%	—	86.8%	Investment holding and provision of fashion, arts and luxury media advertising and marketing services
The Art Newspaper Group Inc.	Cayman Islands	US$	1	—	64.9%	—	86.8%	Investment holding and provision of fashion, arts and luxury media advertising and marketing services

#	All amounts in dollars in this note only.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss and derivative financial assets which are measured at fair value. The consolidated financial statements are presented in United States Dollars (“US$”) unless otherwise stated.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. This standard is effective for the Company for the annual period beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU2023-09 is intended to improve transparency of income tax disclosure by requiring income tax disclosures to contain consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. This standard affects the disclosure of income taxes not the accounting for income taxes. This standard is effective for the Company for the annual period beginning after December 15,2025, with early adoption permitted. The Company is currently evaluating the impact of the adoption of ASU 2023-09.

In November 2024, the FASB ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). which enhances the disclosures required for expense disaggregation in the Company’s annual and interim consolidated financial statements. ASU 2024-03 is effective for the Company for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements disclosures.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2022, 2023 and 2024. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except that:

●	deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with relevant guidance;

●	liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with relevant guidance;

●	assets (or disposal groups) that are classified as held for sale are measured in accordance with that standard; and

●	lease liabilities are recognized and measured at the present value of the remaining lease payments as if the acquired leases were new leases at the acquisition date, except for leases for which the lease terms ends within 12 months of the acquisition date.

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

Business combinations under common control

The Company accounts for the business combination with entities under common control using historical carrying values and under a prospective basis (referred to herein as predecessor accounting) which involves the Company accounting for the combination prospectively from the date on which it occurred. For predecessor accounting:

●	Assets and liabilities of the acquired entity are stated at carrying amounts. Fair value measurement is not required.

●	Income statement reflects the results of the combining parties.

●	No new goodwill arises in predecessor accounting.

●	Any difference between the consideration given and the aggregate carrying value of the assets and liabilities of the acquired entity at the date of the transaction is recognized in capital reserve within the unaudited interim condensed consolidated statements of changes in equity.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Impairment of non-financial assets

At the end of the reporting period, the Group reviews the carrying amounts of its property, plant and equipment, right-of-use assets and intangible assets with finite useful lives to determine whether there is any indication that these assets have suffered an impairment loss. If any such indication exists, the fair value of the relevant asset is estimated, which is the sum of undiscounted cash flows that are expected to result from the use and eventual disposition of asset or asset group. The fair value of property, plant and equipment, right-of-use assets, and intangible assets with definite life are estimated fair value of an asset group (i.e. the lowest level of identifiable cash flows that are largely independent of the net cash flows of other groups of assets). An impairment loss is recognized for a depreciable or amortizable asset (asset group) only if the carrying amount of the asset (asset group) exceeds its fair value. If the asset is not recoverable, then an asset’s (asset group’s) impairment is calculated with reference to the fair value of that asset (asset group) in comparison to its carrying amount.

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

Depreciation is calculated on a straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The principal annual rates used for this purpose are as follows:

Properties	Over the shorter of the useful life of 40 years and the remaining lease term

Furniture and fixtures	20%

Computer equipment	33 1⁄3%

Where parts of an item of property, plant and equipment have different useful lives.

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

●	Legal control: The transferred assets is isolated from the Group, i.e. put legally beyond the reach of the Group.

●	Actual control: (i) the transferee has the right to pledge or exchange the assets (or beneficial interests) that it received; and (ii) no condition both (a) constrains the transferee from taking advantage of its right to pledge or exchange and (b) provides more than a trivial benefit to the Group.

●	Effective control: The Group does not maintain effective control over the transferred financial assets or third party beneficial interests related to those transferred assets.

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

For collective assessment, the Group takes into consideration the following characteristics when formulating the grouping:

●	Past-due status;

●	Nature, size and industry of debtors; and

●	External credit ratings where available.

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

Impairment assessment of intangible assets

Determining whether intangible assets are impaired requires an estimation of the fair value of the reporting unit to which intangible assets have been allocated, which is the higher of the value in use or fair value less costs of disposal. The value in use calculation requires the Group to estimate the future discounted cash flows projections based on forecast from the reporting unit. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, a material impairment loss or further impairment loss may arise. Details of the impairment assessment of intangible assets are disclosed in note 19.

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

Other than accounts receivable mentioned in Note 11, the credit risk on liquid funds is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on other receivables are not significant after considering counterparties’ financial background and creditability. During the year ended December 31, 2022, the Group recognized ECL for other receivables of US$501.

The directors of the Company continuously monitor the credit quality and financial position of the immediate holding company and the level of exposure to ensure that the follow-up action is taken to recover the debt. The directors of the Company make individual assessment based on historical settlement records, past experience, and also quantitative and qualitative information that are reasonable and supportive forward-looking information (i.e. the forecasted default rate expected by the international credit-rating agencies). During the year ended December 31, 2023, the Group recognized ECL for amount due from immediate holding company of US$4,988. No further ECL for amount due from immediate holding company is recognized during the year ended December 31, 2024.

The Group has loss allowance for other receivables of US$501 and US$501 and amount due from immediate holding company of US$4,988 and US$4,988 as of December 31, 2023 and 2024, respectively.

4.	OPERATING SEGMENT INFORMATION

The Group now operates its businesses in five reportable and operating segments: capital market solutions segment, digital solutions and other services segment, media and entertainment segment, hotel operations, hospitality and VIP services segment and strategic investment segment. The following summary describes the operations in each of the Group’s reportable and operating segment:

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

(c)

Media and entertainment segment engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services. This segment also includes movie income right investments.

(d)	Hotel operations, hospitality and VIP services segment engages in hotel investments, hotel operations, hospitality and VIP services.

(e)	The strategic investment segment engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments).

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

Segment assets exclude property, plant and equipment other than properties, amounts due from immediate holding company, prepayments, deposits and other receivables, tax recoverable, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, bank borrowings, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Segment revenue and results

The following tables present information by segment, with prior period segment information retrospectively recast to conform to current period presentation:

For the year ended December 31, 2024

	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	—	3,396	18,859	23,132	—	45,387
—others	—	—	—	—	35,070	35,070

	—	3,396	18,859	23,132	35,070	80,457

Segment results	—	2,624	2,072	(944)	35,070	38,822
Unallocated other income						18,931
Unallocated other gain						24,757
Unallocated finance costs						(13,425)
Corporate and other unallocated expenses						(13,868)

Profit before tax						55,217

Other segment information
Depreciation and amortization						6,845

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2023

	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	—	13,469	14,474	10,301	—	38,244
—others	—	—	—	—	92,670	92,670
	—	13,469	14,474	10,301	92,670	130,914
Segment results	(1,276)	9,126	3,239	2,106	92,670	105,865

Unallocated other income						22,942
Unallocated other gain						68,797
Unallocated finance costs						(8,199)
Corporate and other unallocated expenses						(31,708)

Profit before tax						157,697
Other segment information
Depreciation and amortization						2,623

For the year ended December 31, 2022

	Capital market solutions	Digital solutions and other services	Media and entertainment	Strategic investment	Total
	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	74,305	23,440	7,620	—	105,365
—others	—	—	—	69,806	69,806

	74,305	23,440	7,620	69,806	175,171

Segment results	72,140	21,299	2,725	69,806	165,970

Unallocated other income					18,063
Unallocated other gain					19,598
Unallocated finance costs					(859)
Unallocated net changes in fair value on derivative financial liability					1,704
Corporate and other unallocated expenses					(30,605)

Profit before tax					173,871

Other segment information
Depreciation and amortization					738

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

	As of December 31,
	2024	2023	2022
	US$	US$	US$
Segment assets
Capital market solutions	—	—	10,429
Digital solutions and other services	572	1,480	23,691
Media and entertainment	137,084	126,028	93,754
Hotel operations, hospitality and VIP services	292,335	85,495	—
Strategic investment	152,488	79,607	380,407

Total segment assets	582,479	292,610	508,281
Unallocated corporate assets	1,487,439	1,193,980	552,442

Total assets	2,069,918	1,486,590	1,060,723

Segment liabilities
Digital solutions and other services	16,065	15,621	2,324
Media and entertainment	6,525	27,361	23,270
Hotel operations, hospitality and VIP services	277,368	106,742	—

Total segment liabilities	299,958	149,724	25,594
Unallocated corporate liabilities	69,931	43,292	32,715

Total liabilities	369,889	193,016	58,309

Geographical information

The following table sets forth the Group’s revenue from contract with customers by geographical areas based on the location of the customers:

For the year ended December 31, 2024

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
China (including Hong Kong)	—	832	664	5,801	7,297
Europe	—	—	9,661	—	9,661
America	—	—	4,867	—	4,867
Southeast Asia	—	2,564	3,667	17,331	23,562

	—	3,396	18,859	23,132	45,387

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2023

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
China (including Hong Kong)	—	13,469	—	5,132	18,601
Europe	—	—	6,582	—	6,582
America	—	—	5,250	5,169	10,419
Southeast Asia	—	—	2,642	—	2,642

	—	13,469	14,474	10,301	38,244

For the year ended December 31, 2022

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Total
	US$	US$	US$	US$
China (including Hong Kong)	74,305	23,253	—	97,558
Europe	—	—	2,461	2,461
America	—	—	4,090	4,090
Southeast Asia	—	187	1,069	1,256

	74,305	23,440	7,620	105,365

As of December 31, 2024, non-current assets other than financial instruments of US$68,905 (2023: US$69,739), US$184,215 (2023: US$15,942), US$38,183 (2023: nil) and US$119,527 (2023: US$118,618), for the purpose of geographical information were located in Hong Kong, Singapore, America and Europe, respectively.

5.	REVENUE, OTHER INCOME AND OTHER GAIN

A. Revenue

An analysis of revenue is as follows:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	—	—	12,070
Financial advisory fee	—	—	54,614
Management fee and performance-based incentive fee	—	—	2,144
Brokerage and handling fees	—	—	5,403
Others	—	—	74

	—	—	74,305

Digital solutions and other services
Insurance brokerage services commission	832	1,249	1,040
Digital solutions fees	2,564	12,220	22,400

	3,396	13,469	23,440

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	13,376	11,031	3,608
Fashion, arts and luxury media licensing and marketing services income	5,483	3,443	4,012

	18,859	14,474	7,620

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	23,132	10,301	—

Revenue from other sources
Strategic investments
Dividend income	8,681	9,935	6,412
Gain related to disposed investments	—	123,634	22,106

	8,681	133,569	28,518
Net fair value changes on financial assets at fair value through profit or loss
-from listed equity shares, at quoted price	26,389	(40,927)	(48,267)
-from unlisted equity shares and movie income right investments (note a)	—	28	27,658

Total net fair value changes on financial assets at fair value through profit or loss	26,389	(40,899)	(20,609)
Net fair value changes on derivative financial asset	—	—	61,897

	35,070	92,670	69,806

Total revenue	80,457	130,914	175,171

Note:

(a)	For the year ended December 31, 2022, net fair value gain arising from investments in equity securities of related parties are US$27,298. There are no fair value changes arising from investments in equity securities of related parties during the year ended December 31, 2023 and 2024.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

(i)	Disaggregated revenue information

The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, “Operating Segment Information”. The following tables present disaggregated revenue information:

For the year ended December 31, 2024

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions and other services
Insurance brokerage services	—	832	—	—	—	832
Digital solutions fee	—	2,564	—	—	—	2,564

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	13,376	—	—	13,376
Fashion, arts and luxury media licensing and marketing services income	—	—	5,483	—	—	5,483

Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	—	—	—	23,132	—	23,132
Subtotal	—	3,396	18,859	23,132	—	45,387

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	—	—	26,389	26,389
Dividend income	—	—	—	—	8,681	8,681
Total	—	3,396	18,859	23,132	35,070	80,457

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
Timing of revenue recognition
Services rendered at a point in time	—	832	13,376	—	14,208
Services rendered over time	—	2,564	5,483	23,132	31,179
Total revenue from contracts with customers	—	3,396	18,859	23,132	45,387

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

For the year ended December 31, 2023

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions and other services
Insurance brokerage services	—	1,249	—	—	—	1,249
Digital solutions fee	—	12,220	—	—	—	12,220

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	11,031	—	—	11,031
Fashion, arts and luxury media licensing and marketing services income	—	—	3,443	—	—	3,443
Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	—	—	—	10,301	—	10,301
Subtotal	—	13,469	14,474	10,301	—	38,244

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	—	—	(40,899)	(40,899)
Gain related to disposed investment	—	—	—	—	123,634	123,634
Dividend income	—	—	—	—	9,935	9,935
Total	—	13,469	14,474	10,301	92,670	130,914

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
Timing of revenue recognition
Services rendered at a point in time	—	1,249	11,031	10,301	22,581
Services rendered over time	—	12,220	3,443	—	15,663
Total revenue from contracts with customers	—	13,469	14,474	10,301	38,244

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

For the year ended December 31, 2022

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Strategic investment	Total
	US$	US$	US$	US$	US$
Revenue from contracts with customers
Capital market solutions
Underwriting commission	12,070	—	—	—	12,070
Financial advisory fee	54,614	—	—	—	54,614
Management fee and performance-based incentive fee	2,144	—	—	—	2,144
Brokerage and handling fee	5,403	—	—	—	5,403
Others	74	—	—	—	74

Digital solutions and other services
Insurance brokerage services	—	1,040	—	—	1,040
Digital solutions fees	—	22,400	—	—	22,400

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	3,608	—	3,608
Fashion, arts and luxury media licensing and marketing services income	—	—	4,012	—	4,012
Sub-total	74,305	23,440	7,620	—	105,365

Revenue from other sources

Strategic investment
Net fair value changes on financial assets at fair value through profit or loss	—	—	—	(20,609)	(20,609)
Net fair value changes on derivative financial assets	—	—	—	61,897	61,897
Gain related to disposed investment	—	—	—	22,106	22,106
Dividend income	—	—	—	6,412	6,412
Total	74,305	23,440	7,620	69,806	175,171

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Total
	US$	US$	US$	US$
Timing of revenue recognition
Services rendered at a point in time	72,161	1,040	3,608	76,809
Services rendered over time	2,144	22,400	4,012	28,556

Total revenue from contracts with customers	74,305	23,440	7,620	105,365

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

The following table shows the amount of revenue recognized in the current period that were included in the contract liabilities at the beginning of the reporting period:

	As of December 31,
	2024	2023	2022
	US$	US$	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period
Capital market solutions	—	—	81
Digital solutions services	—	895	—
	—	895	81

(ii)	Performance obligations

The transaction prices allocated to the remaining performance obligations of digital solutions services (unsatisfied or partially unsatisfied) as of December 31, 2023 and 2024 are as follows:

For digital solutions services

	As of December 31,
	2024	2023	2022
	US$	US$	US$
Within one year	—	—	26,138
More than one year	—	—	12,953
	—	—	39,091

The performance obligations expected to be recognized in more than one year relate to upfront fee that are to be satisfied within two years. All the other remaining performance obligations are expected to be recognized within one year.

B. Other income

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Bank interest income	1,840	4,178	2
Other interest income	251	5,525	6,551
Interest income from the immediate holding company (Note 29)	16,828	10,489	9,703
Government grant	—	—	151
Others	12	2,750	1,656
	18,931	22,942	18,063

C. Other gain

Other gain of US$19,598 during the year ended December 31, 2022 consists of (i) gain on bargain purchase of US$4,848; and (ii) gain on disposal of subsidiaries of US$14,750.

Other gain of US$68,797 during the year ended December 31, 2023 consists of (i) gain on bargain purchase of US$4,469 with details included in Note 32(a); and (ii) gain on disposal of subsidiaries of US$64,328.

Other gain of US$24,816 during the year ended December 31, 2024 consists of gain on disposal of subsidiaries. The Group disposed the entire equity interests in certain subsidiaries which engaged in the media and entertainment segment with a consideration of Euro 2,888,000 to an independent third party. These subsidiaries owned certain intellectual properties pertaining to non-core media and entertainment business of the Group. The disposal was part of a strategic reorganization aimed at divesting non-core business and intellectual properties to sharpen the Group’s focus on its primary existing operating business units within the media and entertainment segment. The consideration is settled through intercompany account under the Group’s central treasury management policy.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OTHER OPERATING EXPENSES

Other operating expenses included in the consolidated statements of profit or loss and other comprehensive income are as follows:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Other operating expenses
Cost of production	7,102	3,761	1,505
Cost of hotel operation	8,510	3,477	—
Marketing and brand promotional expenses	638	649	1,049
Premises costs and office utilities
—Premises costs	3,639	4,970	1,672
—Office utilities	7	417	1,167
	3,646	5,387	2,839

Traveling and business development expenses	272	223	991
Commissions and bank charges	302	232	167
Office and maintenance expenses	5	274	3
Administrative service fee	4,615	4,597	3,806
Legal and professional related fees	5,644	5,631	9,414
Staff recruitment expenses	1,039	1,272	540
Others
—Depreciation of property, plant and equipment	6,730	1,766	12
—Amortization of intangible assets	115	857	726
—Foreign exchange differences, net	228	225	252
—Other expenses	627	1,000	1,497
	7,700	3,848	2,487
	39,473	29,351	22,801

7.	STAFF COSTS

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Salaries, bonuses and staff welfare	14,007	18,493	15,490
Pension scheme contributions (defined contribution schemes)	1,464	1,590	1,014
	15,471	20,083	16,504

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

8.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Interests on convertible bond	—	—	55
Interests on bank borrowings	12,180	6,010	804
Interests on amount due to a non-controlling shareholder	1,115	2,140	—
Interests on lease liabilities	130	49	—
	13,425	8,199	859

9.	INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Hong Kong profits tax:
- Charge for the year	771	4,261	12,926
- Overprovision in prior year	—	(800)	—
The People’s Republic of China withholding tax:
- Charge for the year	868	993	641
Other jurisdictions:
- Charge for the year	—	—	80
Deferred tax	—	(140)	(242)
	1,639	4,314	13,405

Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. For the year ended December 31, 2022, 2023 and 2024, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

9.	INCOME TAX EXPENSE (CONTINUED)

A income tax expense can be reconciled to profit before taxation as follows:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Profit before tax	55,217	157,697	173,871

Tax at statutory tax rate of domestic income tax rate	13,804	26,020	28,689
Tax effect of foreign tax jurisdictions	(40)	108	34
Tax effect of two-tiered profit tax rate	-	(21)	(21)
Tax effect of non-taxable income	(24,150)	(31,954)	(15,604)
Tax effect of distribution to perpetual securities holders that are deductible for tax purpose	(1,076)	(1,412)	(2,591)
Tax effect of non-deductible expenses	9,776	4,743	2,265
Tax effect of unrecognized temporary difference	-	—	(1)
Overprovision in prior year	-	(800)	—
Tax effect of tax loss not recognized	2,515	6,637	—
Utilization of tax losses previously not recognized	(58)	—	(7)
Withholding tax on the dividend income	868	993	641
Income tax expense	1,639	4,314	13,405

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

For the year ended December 31, 2022, the computation of diluted earnings per share has not taken into account the effect of convertible bond which is anti-dilutive.

No diluted earnings per share for the year ended December 31, 2023 and 2024 were presented as there was no potential ordinary shares in issue during the year.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2024	2023	2022
Basic and diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (US$)-basic Class A	28,389	76,720	65,527

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (US$)-basic Class B	18,338	57,716	76,206

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	244,360,199	206,965,601	138,490,789

Weighted average number of Class B ordinary shares outstanding—basic	157,842,028	155,698,533	160,959,872

Basic earnings per share (US$) Class A	0.12	0.37	0.47

Basic earnings per share (US$) Class B	0.12	0.37	0.47

Other than disclosed above and disclosed elsewhere in these consolidated financial statements, there are no other outstanding potential dilutive shares in issue.

11.	ACCOUNTS RECEIVABLE

	As of December 31,
	2024	2023
	US$	US$
Commission receivable from insurance brokerage	572	200
Receivable from hotel operations, hospitality and VIP services	1,484	111
Receivable from media and entertainment services	4,973	5,214
	7,029	5,525

The Group allows a credit period of up to 15 days to its commission receivable arising from insurance brokerage business and a credit period of up to 90 days to its accounts receivable arising from media and entertainment services business. The normal settlement terms of accounts receivable from hotel operations, hospitality and VIP services are specific terms mutually agreed between the contracting parties.

The Group seeks to maintain strict control over its outstanding receivables and has a credit control team to minimize credit risk. Overdue balances are reviewed regularly by senior management. The Group does not hold any collateral over its accounts receivable.

As of December 31, 2023 and 2024, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of US$2,450 and US$3,634, respectively, which were past due as at the reporting date. As of December 31, 2023 and 2024, out of the past due balances, US$946 and US$1,262, respectively, had been past due 90 days or more. The management assessed that there has been no significant increase in credit risk nor risk of default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2024	2023
	US$	US$
Consideration receivable on disposal of subsidiaries to independent third parties	-	10,000
Receivables from former subsidiaries	18,125	—
Prepayments	3,475	2,661
Deposits	195	337
Other receivables	2,052	3,939
Less: impairment loss provided under expected credit loss model	(501)	(501)
	23,346	16,436

The expected credit loss was assessed with reference to the credit status of the debtors, and the expected credit loss as of December 31, 2023 and 2024 are US$501 and US$501, respectively.

None of the above assets is past due or credit-impaired. The consideration receivables on disposal of investments and subsidiaries and receivables from former subsidiaries are subsequently fully settled as of the date of these financial statements. The other financial assets included in the above balances relate to receivables for which there was no recent history of default.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS AND STOCK LOAN

	As of December 31,
	2024	2023
	US$	US$
Financial assets at fair value through profit or loss, other than financial asset at fair value through profit or loss under stock loan	164,620	66,290
Financial assets at fair value through profit or loss under stock loan	-	13,317
Total financial assets at fair value through profit or loss	164,620	79,607

Listed equity shares	149,918	72,053
Unlisted equity shares	2,570	2,005
Movie income right investments	12,132	5,549
	164,620	79,607
Presented as
Current	24,987	-
Non-current	139,633	79,607
	164,620	79,607

The above unlisted investments at December 31, 2023 and 2024 were equity shares investments issued by enterprises. Financial assets at fair value through profit or loss are categorized into Levels 1 to 3. Refer to Note 30 for more information.

In previous years, the Group entered into a stock lending agreement, pursuant to which the Group lent certain listed equity shares of the Group to the counterparty, with an interest of 2% per annum based on market value of the listed equity shares of the previous month end.

As of December 31, 2023, the fair values of the listed equity shares underlying the stock loan were US$13,317. All stock loan arrangements have been terminated during the year ended December 31, 2024.

The Group entered into movie income right agreements with certain production houses. In accordance with the relevant agreements, the Group is entitled to certain percentage of the profit to be derived from the release of the films upon entering into the agreement. The Group may be required to further contribute to the film program due to the budget overruns. Any agreed further contribution to the film program due to the budget overruns will be added to the carrying amounts of financial assets.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	DERIVATIVE FINANCIAL ASSETS

(a)	Upside Participation and Profit Distribution Agreements

In previous years, two subsidiaries of the Group entered into “Upside Participation and Profit Distribution Agreements” (the “Agreements”) with a counterparty in relation to the movement of the share price of the entirety of the listed shares that the Group owns (“Underlying Assets”). Pursuant to the Agreements:

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

During the year ended December 31, 2023, the Group settled this Upside Participation and Profit Distribution Agreements with the counterparty.

The Agreements satisfied the definition of derivative financial asset in accordance with U.S. GAAP and were stated at fair value with any subsequent changes recognized in profit or loss.

Net carrying amount
US$
As of January 1, 2022	167,388
Realized in profit or loss during the year	34,234
Settlement	(201,411)
Exchange realignment	(211)
As of December 31, 2023 and 2024	—

(b)	Future Settlement Contract

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

(c)	Upside enterprise value agreement

In January 2023, the Group entered into an agreement with a counterparty in relation to the enterprise value of subsidiaries that the Group owns. The agreement has an original term of one year. In December 2023, the Group and the counterparty agreed to settle this agreement, and reached a final settlement amount of US$5,697 with the Group. In July 2023, the Group entered into another agreement with a counterparty in relation to the movement of a share price of listed shares that the Group owns. In November 2023, the Group and the counterparty agreed to settle this agreement, and reached a final settlement amount of US$56,142 with the Group.

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

16.	CASH AND BANK BALANCES

(a)	Cash and cash equivalents

Cash and cash equivalents include demand deposits at banks, earn interest at floating rates based on daily bank deposit rates for all periods. The bank balances are deposited with creditworthy banks with no recent history of default. The Group maintains most of its bank balances in Hong Kong dollars and US$. As Hong Kong dollars is currently pegged to US$, no significant foreign currency risk is considered.

(b)	Restricted cash

As of December 31, 2023, restricted deposits held at banks amounted to US$135, which would be used to settle certain payables to vendors.

17.	PROPERTY, PLANT AND EQUIPMENT

	Properties	Computer equipment	Right-of- use assets	Total
	US$	US$	US$	US$
Cost:
As of January 1, 2023	—	20	—	20
Additions	15	57	219	291
Additions from acquisition of subsidiaries (Note 32(a))	135,592	79	254	135,925
Disposal of subsidiaries	(63,444)	(7)	—	(63,451)
Exchange realignment	(1,614)	1	19	(1,594)

As of December 31, 2023	70,549	150	492	71,191
Additions	226,165	8	544	226,717
Disposal of subsidiaries	—	—	(212)	(212)
Exchange realignment	2,060	(6)	(61)	1,993

As of December 31, 2024	298,774	152	763	299,689

Accumulated depreciation:
As of January 1, 2023	—	(8)	—	(8)
Charge for the year	(1,621)	(25)	(120)	(1,766)
Disposal of subsidiaries	623	5	—	628
Exchange realignment	11	—	(2)	9

As of December 31, 2023	(987)	(28)	(122)	(1,137)
Charge for the year	(6,426)	(31)	(273)	(6,730)
Disposal of subsidiaries	-	-	145	145
Exchange realignment	(506)	(2)	(10)	(518)

As of December 31, 2024	(7,919)	(61)	(260)	(8,240)

Carrying amount:
As of December 31, 2024	290,855	91	503	291,449

As of December 31, 2023	69,562	122	370	70,054

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

17.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Properties of US$69,562 and US$267,926 were pledged for bank borrowings (Note 22) as of December 31, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the Group leases commercial premises for its operations. Lease contracts are entered into for fixed term of three years. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. In addition, lease liabilities of US$382 and US$519 are recognized with related right-of-use assets of US$370 and US$503 as of December 31, 2023 and 2024, respectively. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

18.	GOODWILL

Total
US$
Cost:
As of January 1, 2023	7,525
Disposal of subsidiaries	(7,511)
Exchange realignment	(14)

As of December 31, 2023 and 2024	—

19.	INTANGIBLE ASSETS

	Archived images	Developed technology	Brand names	Total
	US$	US$	US$	US$
Net carrying amount as of January 1, 2023	500	3,925	92,542	96,967
Recognized upon acquisition of The Art Newspaper SA (Note 32(a))	—	—	25,392	25,392
Amortization during the year	—	(848)	(9)	(857)
Disposal of subsidiaries	—	(2,966)	—	(2,966)
Exchange realignment	(1)	(5)	(107)	(113)

Net carrying amount as of December 31, 2023	499	106	117,818	118,423

Amortization during the year	—	(106)	(9)	(115)
Exchange realignment	3	—	1,070	1,073

Net carrying amount as of December 31, 2024	502	—	118,879	119,381

The intangible assets are amortized on a straight-line basis as follows:

Developed technology Brand names Archived images	7 years 20 years or indefinite useful lives Indefinite useful lives

The above carrying amounts of brand names of US$118,025 and US$118,733 and archived images of US$499 and US$502, respectively, as of December 31, 2023 and 2024 are considered by the directors of the Company as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand names and archived images will not be amortized until its useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that it may be impaired.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

19.	INTANGIBLE ASSETS (CONTINUED)

The remaining brand name of US$154 and US$146, respectively, as of December 31, 2023 and 2024 are amortized on a straight-line basis of 20 years.

As of December 31, 2024, carrying amount of brand name of US$92,670 and archived images of US$502, are allocated to reporting unit of the business unit under “L’Officiel”. For the purpose of impairment testing, the fair value of this reporting unit has been determined based on a value in use calculation. That calculation uses discounted cash flow projections based on forecast approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.6% to 2.1% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include forecasted sales and gross margin, such estimation is based on the L’Officiel’s past performance and management’s expectations for the market development.

As of December 31, 2024, carrying amount of brand name of approximately US$25,936 are allocated to reporting unit of the business unit under “The Art Newspaper”. For the purpose of impairment testing, the fair value of this reporting unit has been determined based on a value in use calculation. That calculation uses discounted cash flow projections based on forecast approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.8% to 2.1% growth rate. This growth rate is based on the relevant industry growth forecasts and does not exceed the average long-term growth rate for the relevant industry. Other key assumptions for the value in use calculations relate to the estimation of cash inflows/outflows which include forecasted sales and gross margin, such estimation is based on The Art Newspaper’s past performance and management’s expectations for the market development.

Based on the result of the above assessments, management of the Group determined that the fair value of the reporting unit is higher than the carrying amount and there is no impairment of the related intangible assets allocated to reporting unit. Management of the Group believes that any reasonably possible changes in any of these assumptions would not cause the carrying amount of reporting unit to exceed its fair value.

20.	INTERESTS IN JOINT VENTURES

	As of December 31,
	2024	2023
	US$	US$
Cost of investments in joint ventures	-	(7,988)
Due from joint ventures	-	23,810

	-	15,822

Amounts due from joint ventures are unsecured, interest-free and repayable on demand.

Details of material joint ventures as of December 31, 2023 are as follows:

Name	Place of incorporation	Percentage of ownership interest held by the Company	Principal activity
DHI Holdings (S) Pte Ltd.	Singapore	51%	Hotel operations, hospitality and VIP services

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

20.	INTERESTS IN JOINT VENTURES (CONTINUED)

The following table illustrates the summarized financial information in respect of the Singapore hotel companies adjusted for any differences in accounting policies and reconciled to the carrying amount in the consolidated financial statements:

As of December 31, 2023
US$
Total assets	201,025
Total liabilities	(216,689)

Net assets	(15,664)
Proportion of the Group’s ownership	51%

Group’s share of net assets of joint ventures	(7,988)
Due from joint ventures	23,810

Interests in joint ventures	15,822

Addition information of the joint ventures
Cash and cash equivalents	3,516
Amounts due to shareholders	48,280
Bank borrowings	163,438

February 20, 2023 to December 31, 2023
US$
Revenue	24,129

Loss for the period	(4,578)
Other comprehensive loss for the period	(600)

Total comprehensive loss for the period	(5,178)

21.	ACCOUNTS PAYABLE

	As of December 31,
	2024	2023
	US$	US$
Payables to suppliers of media and entertainment services	2,386	8,628
Other	1,254	754

	3,640	9,382

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

22.	BANK BORROWINGS

A currency analysis of bank borrowings at the end of the reporting periods is as follows:

	As of December 31,
	2024	2023
	US$	US$
Hong Kong dollars - secured	50,135	50,655
United States dollars - secured	44,163	—
United States dollars - unsecured	30,184	45,000
Singapore dollars - secured	158,466	—
Euro - unsecured	—	475
British Pound - unsecured	25	36

	282,973	96,166

	As of December 31,
	2024	2023
	US$	US$
Shown as:
Non-current	219,434	30,373
Current	63,539	65,793

	282,973	96,166

As of December 31, 2023 and 2024, bank borrowings of US$65,793 and US$63,539 were repayable in one year or on demand, US$30,373 and US$208,450 were repayable more than one year but within 5 years and nil and US$10,984 were repayable more than 5 years, respectively.

Fixed-rate bank borrowings of nil and US$10,984 as of December 31, 2023 and 2024, respectively, were bearing an interest rate of 5.0% per annum. All other variable-rate bank borrowings carry variable interest rate with a weighted average contractual interest rate of 5.6% p.a. and 4.76% p.a., respectively, as of December 31, 2023 and 2024.

As of December 31, 2023 and 2024, the Group has bank borrowings of US$50,655 and US$219,584, respectively secured by the Group’s properties with carrying amounts of US$69,562 and US$267,926, respectively.

As of December 31, 2023, the Group has a bank borrowing of US$15,000 denominated in US$, which is unsecured, carries an interest rate at 0.25% below daily Wall Street Journal Prime Rate and repayable within one year. As of December 31, 2024, the Group has bank borrowings of US$33,143 denominated in US$, which is secured by pledged bank deposits of US$33,000, which carried interest at an index rate set by the bank and repayable within one year.

As of December 31, 2023 and 2024, the Group had an unsecured bank borrowing of US$30,000 is denominated in US$, which was unsecured, and carried an interest rate at the daily Wall Street Journal Prime Rate.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

23.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2024	2023
	US$	US$
Accruals and other payables	6,201	14,221
Consideration payable on acquisition of subsidiaries	3,009	3,195
Contract liabilities (note (i))	667	1,462
Lease liabilities (note (ii))	519	382

	10,396	19,260

Note(s):

(i)	Contract liabilities as of December 31, 2023 and 2024 included upfront fees received to deliver digital solutions services, upfront fees received to deliver media and entertainment, and hotel operations, hospitality and VIP services.

(ii)	The weighted average incremental borrowing rate applied to lease liabilities is 3.72% and 2.57%, respectively, for the years ended December 31, 2023 and 2024.

24.	PROVISIONS

(a)	Claims from vendors

Claims from vendors
US$
At January 1, 2023	4,079
Additions from acquisition of subsidiaries	476
Settled during the year	(831)
Exchange alignment	142

At December 31, 2023	3,866
Additions	450
Settled during the year	(533)
Disposal of subsidiaries	(3,750)
Exchange alignment	(33)

At December 31, 2024	—

(b)	Provision for replacement

The amount represented provision for the replacement and maintenance of furniture, fixtures and equipment within the hotels of the Group.

25.	DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities during the years are as follows:

Intangible assets
US$
At January 1, 2023	3,307
Acquisitions of subsidiaries (Note 32)	2,920
Deferred tax credited to profit or loss during the year (Note 9)	(140)
Exchange alignment	(504)

At December 31, 2023	5,583
Exchange alignment	75

At December 31, 2024	5,658

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	SHARE CAPITAL, CAPITAL RESERVE AND TREASURY SHARES

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

		Numbers of shares
	Notes	Class A ordinary shares	Class B ordinary shares	Class B treasury shares
As of January 1, 2023		144,077,211	131,739,722	101,787,257
Issued during the year	(i), (ii)	98,688,525	—	—
Re-issue of treasury shares	(iii)	—	30,875,576	(30,875,576)
Repurchase of ordinary shares	(iv)	—	(4,773,270)	4,773,270

As of December 31, 2023		242,765,736	157,842,028	75,684,951
Issued during the year	(v)	12,157,782	—	—
As of December 31, 2024		254,923,518	157,842,028	75,684,951

Notes:

(i)	In April 2023, the Company issued 90,000,000 Class A shares to the private investors at US$1.04 per share.

(ii)	During the year ended December 31, 2023, the Company acquired 100% of The Art Newspaper SA with part of purchase consideration settling by issuing 8,688,525 Class A shares to the selling shareholders with fair value of US$5,607. Details on Note 32 (a)(ii).

(iii)	In February 2023, the Company acquired WME Assets and the transaction was settled by 30,875,576 Class B treasury shares of the Company reissued at US$8.68 per share of the Company.

(iv)	On December 31, 2023, the Company repurchased 4,773,270, Class B ordinary shares from the immediate holding company, amounting to US$40,000.

(v)	During the year ended December 31, 2024, the Company issued 12,157,782 Class A shares at a consideration of US$20,000.

27.	PERPETUAL SECURITIES

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

The direct transaction costs attributable to the Perpetual Securities I and Perpetual Securities II in aggregate amounted to US$575. Distributions of the Perpetual Securities I and Perpetual Securities II may be paid semi-annually in arrears on May 14 and November 14 in each year and may be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. Following a deferral, arrears of distributions are cumulative.

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

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

27.	PERPETUAL SECURITIES (CONTINUED)

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

The Perpetual Securities are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the Perpetual Securities. For the year ended December 31, 2022, 2023 and 2024, the profit attributable to holders of Perpetual Securities based on the applicable distribution rate, was US$15,702, US$8,558 and US$4,312, respectively, where any distribution could be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. The Company distributed US$15,753 and US$2,796, US$4,305 to the holders of perpetual securities during the year ended December 31, 2022, 2023 and 2024, respectively.

Subsequent to the end of the reporting period, the Company reached agreement with the holders of Perpetual Securities I that the distribution rate is reduced from 1.5% p.a. to 0.25% p.a.

28.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

Save as disclosed elsewhere in these consolidated financial statements, the following non-cash transactions were recorded.

During the year ended December 31, 2023 and 2024, certain other receivables of US$388,972 and US$13,034, respectively, were settled through the current accounts with AMTD Group under the agreements between respective independent third parties, the Group and AMTD Group.

During the year ended December 31, 2023, the Group repurchased 4,773,270 Class B ordinary shares from AMTD Group amounting to US$40,000. The consideration was settled through the current accounts with AMTD Group.

During the year ended December 31, 2024, the Company issued 12,157,782 Class A ordinary shares amounting to US$20,000, and AMTD Digital issued 32,682,046 Class A ordinary shares amounting to US$262,238 to third parties with the consideration settled through the intercompany account with AMTD Group in accordance with the central treasury management policy.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	RELATED PARTY TRANSACTIONS

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		For the year ended December 31,
	Notes	2024	2023	2022
		US$	US$	US$
Capital market solutions services rendered to related companies controlled by a director of the Company	(i)	—	—	1,149
Management fee paid to immediate holding company	(i)	—	—	18

Investment advisory fee paid to a fellow subsidiary	(i)	—	—	21

Capital market solutions services rendered to fellow subsidiaries	(i)	—	—	3

Insurance commission received from immediate holding company and a fellow subsidiary	(i)	41	48	4

Digital solutions and other services income from immediate holding company	(i)	2,564	2,554	1,592

Fashion, arts and luxury media advertising and marketing services from immediate holding company	(i)	2,888	2,726	2,888

Administrative service fee paid to immediate holding company	(iii)	4,615	4,597	3,767

Interest income from immediate holding company	(iv)	16,828	10,489	9,703

Recharge from/(to) immediate holding company
—Staff costs		—	—	4,084
—Premises cost		—	—	1,469

	(iii)	—	—	5,553

Treasury shares repurchased from immediate holding company	26	—	40,000	320,603

Acquisition of AMTD Digital from immediate holding company and fellow subsidiaries	(ii)(a)	—	—	740,451

Acquisition of WME Assets from immediate holding company	(ii)(b)	—	268,000	—

Disposal of financial assets at fair value through profit or loss to immediate holding company	(ii)(c)	—	80,155	—

Notes:

(i)	The terms of these services were comparable to the fee and conditions offered to the customers of the Group.

(ii)	a.	In 2022, the Group acquired 82.7% interest in AMTD Digital from the immediate holding company and fellow subsidiaries at a consideration of approximately US$993 million.

	b.	In 2023, the Group acquired 100% interest in WME Assets from the immediate holding company at a consideration of US$268,000.

	c.	In 2023, the Group disposed financial assets at fair value through profit or loss to the immediate holding company at a consideration of US$80,155.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	RELATED PARTY TRANSACTIONS (CONTINUED)

(iii)	The staff costs and premises cost was recharged by the immediate holding company based on actual usage. Starting from July 2022, the immediate holding company charged a fixed service fee of HK$9 million (HK$6 million prior to July 2022) per quarter for other administrative expenses.

(iv)	The transaction represented the interest income charged at 2% per annum on the outstanding amount due from the immediate holding company which was payable on demand.

(B)	In addition to balances disclosed elsewhere in these consolidated financial statements, the Group had the following outstanding balances with related parties:

(i)

Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. On July 15, 2022, the Group and its subsidiary entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As of December 31, 2023 and 2024, the gross carrying amounts on amount due from immediate holding company were US$1,057,007 and US$1,400,612, respectively, which bears interest at 2% per annum and are unsecured and repayable on demand. The impairment loss provided under expected credit loss model as of December 31, 2023 and 2024 were US$4,988 and nil, respectively. The Group did not have any outstanding balances with its fellow subsidiaries.

(ii)

As of December 31, 2023, the amount due to a non-controlling shareholder comprised of (i) interest bearing balance of US$7,643 at a variable rate of 2 times of HIBOR plus 1.15% per annum, (ii) interest bearing balance of US$25,479 at a variable rate of HIBOR plus 1.15% per annum and (iii) non-interest bearing balance of US$22,681. The amount due to a non-controlling shareholder was unsecured.

As of December 31, 2024, the amount due to non-controlling shareholders are unsecured and non-interest bearing. During the year ended December 31, 2024, interest bearing balances were settled through the current account of ultimate holding company and the non-controlling shareholder.

(C)	Compensation of key management personnel of the Group:

	For the year ended December 31,
	2024	2023	2022
	US$	US$	US$
Short-term employee benefits	896	1,459	4,255
Other long-term benefit	2	6	13

	898	1,465	4,268

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	Fair values
	As of December 31,
	2024	2023
	US$	US$
Financial assets
Financial assets at fair value through profit or loss	164,620	79,607

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

As of December 31, 2023 and 2024, the fair values of listed equity investments were based on quoted market prices.

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

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The Group classifies the fair value of derivative financial asset as Level 3. The management believed that the estimated fair values resulting from the valuation technique were reasonable.

There is no change in valuation technique and basis of significant unobservable input on Level 3 financial assets and derivative financial asset as of December 31, 2023 and 2024.

Below is summary of significant unobservable inputs to valuation of financial instruments as of December 31, 2023 and 2024:

	Valuation technique	Significant unobservable input	Range or estimate
Unlisted equity investment	Multiple/ EVA	Equity volatility	69.60%
Movie income right investments	Income approach	Discount rate	10.40%-12.59%

Fair Value Hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Recent transaction price (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
As of December 31, 2023
Financial assets at fair value through profit or loss	72,053	1,813	5,741	79,607

As of December 31, 2024
Financial assets at fair value through profit or loss	149,849	8,908	5,863	164,620

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

30.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The movements in fair value measurements within Level 3 during the years are as follow:

	For the year ended December 31,
	2024	2023
	US$	US$
Unlisted equity shares at fair value through profit or loss:
At January 1,	5,741	80,528
Disposal	—	(25,539)
Transfer	—	4,118
Derecognition upon acquisition of subsidiaries	—	(66,190)
Total gains in profit or loss	—	12,804
Exchange realignment	122	20

At December 31,	5,863	5,741

For the year ended December 31,
2023
US$
Derivative financial assets in relation to the Agreement:
At January 1,	167,388
Net fair value gains recognized in profit or loss	34,234
Settlement	(201,411)
Exchange realignment	(211)
At December 31,	—

31.	SHARE-BASED COMPENSATION

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

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

31.	SHARE-BASED COMPENSATION (CONTINUED)

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

The share-based payment expense amounted to US$57 and US$207 was recognized in the consolidated financial statements during the year ended December 31, 2024 and 2023, respectively.

32.	ACQUISITIONS OF SUBSIDIARIES

(a) Acquisition during year ended December 31, 2023

(i) Acquisition of WME Assets

In August 2022, the Group had entered into certain agreements pursuant to which the Group acquired 96.1% of the equity interest in AMTD Assets, which holds a global portfolio of premium whole building properties, from AMTD Group at a consideration, which was agreed to settle by 30,875,576 Class B ordinary shares of the Company (“Consideration Shares”) at agreed share price of US$8.68 per share of the Company for the Group’s expansion to hotel operations, hospitality and VIP services business. Following the completion of the above transaction, the Company injected WME Assets into AMTD Digital at the same consideration.

The transaction was completed and WME Assets was consolidated by the Group since February 6, 2023 based on business combination under common control using predecessor accounting. The difference between the consideration and the net asset value of AMTD Assets, amounting to approximately US$275,154, was recorded in capital reserve within the consolidated statement of changes in equity. The Consideration Shares were settled by treasury shares of the Company with repurchase price of US$268,000.

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2023.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

32.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

Assets acquired and liabilities recognized at the date of acquisition

US$
Interests in joint ventures	24,726
Property, plant and equipment	135,592
Cash and bank balances	3,860
Accounts receivable	527
Prepayments, deposits and other receivables	20,365
Amount due from a non-controlling shareholder	637
Account payable	(311)
Accruals and other payables	(2,269)
Bank borrowings	(50,849)
Amount due to a non-controlling shareholder	(53,464)
Amount due to AMTD Group	(81,968)

(3,154)

Reserve arising on acquisition:

US$
Consideration transferred	268,000
Plus: non-controlling interests of AMTD Digital	(1,019)
Plus: non-controlling interests of AMTD Assets	(336)
Plus: non-controlling interests of AMTD Assets’ subsidiaries	5,355
Less: recognized amounts of net liabilities acquired	3,154

275,154

Net cash inflow on acquisition of WME Assets

US$
Cash consideration paid	—
Add: cash and cash equivalent balances acquired	3,860

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

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

32.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

No acquisition-related cost has been recognized as an expense for the year ended December 31, 2023.

Consideration transferred

US$
Cash	2,540
Ordinary shares of the Company	5,607
Ordinary shares of AMTD Digital	5,607
Other consideration payable	3,077

16,831

Assets acquired and liabilities recognized at the date of acquisition

US$
Cash and bank balances	27
Accounts receivable	674
Prepayments, other receivables and deposits	301
Property, plant and equipment	333
Intangible assets	25,392
Accounts payables	(402)
Other payables and accruals	(2,068)
Bank borrowings	(37)
Deferred tax liabilities	(2,920)

Net assets acquired	21,300

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
(2,513)

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

32.	ACQUISITIONS OF SUBSIDIARIES (CONTINUED)

Impact of acquisition on the results of the Group

Included in the consolidated profit for the year ended December 31, 2023 is the profit of US$45 attributable to the business generated by The Art Newspaper SA. Revenue for the year ended December 31, 2023 includes US$2 million generated from the acquisition.

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

(b)	Consolidation of Singapore hotel companies in 2024

On April 1, 2024, the Group agreed with the remaining shareholder of Singapore hotel companies that the Group owns the controlling interests of Singapore hotel companies. Accordingly, Singapore hotel companies became non-wholly owned subsidiaries of the Group without a change of the percentage of ownership.

Assets acquired and liabilities recognized at the date of acquisition:

US$
Property, plant and equipment	189,826
Accounts receivable	920
Prepayments, deposits and other receivables	622
Cash and cash equivalents	4,273
Accounts payables	(116)
Other payables and accruals	(467)
Provisions	(1,406)
Contract liabilities	(471)
Amount due to shareholders	(47,157)
Tax liabilities	(214)
Bank borrowings	(159,722)
Non-controlling interests	6,817
Net assets acquired	(7,095)
Interests in joint venture eliminated	(7,095)

The fair values and gross contractual amounts of accounts receivable and other receivables at the date of acquisition amounted to approximately US$920 and US$622, respectively. No accounts receivable and other receivables were expected to be uncollectible.

Net cash inflow on consolidation of Singapore hotel companies:

Cash and cash equivalent balances acquired	4,273

33.	PENDING CLAIMS AND LITIGATION

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Such proceedings are reviewed with the Group’s legal advisors. The Group does not believe that any pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

34.	SUBSEQUENT EVENT

Subsequent to the end of the reporting period, the Company issued 139,517,423 Class B ordinary shares at a consideration of US$20 million to acquire a premium property.

35.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 30, 2025.