Form 20-F/A
period 2024-12-31
AMTD IDEA GROUP
filed 2025-05-01
CIK 1769731

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

This Amendment No. 1 (this “Amendment No. 1”) to the annual report on Form 20-F of AMTD IDEA Group amends its annual report on Form 20-F for the year ended December 31, 2024 filed on April 30, 2025 (the “2024 Form 20-F”). AMTD IDEA Group is filing this Amendment No. 1 solely to furnish Exhibit 101 in accordance with Rule 405 of Regulation S-T, which was not included in the 2024 Form 20-F in accordance with Rule 405 (a)(2)(ii) of Regulation S-T. Exhibit 101 includes information in eXtensible Business Reporting Language.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in, or any exhibits to, the 2024 Form 20-F or reflect any events that have occurred after the 2024 Form 20-F was originally filed.

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

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of AMTD IDEA Group are included at the end of this annual report.

Item 19. EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on March 2, 2022)
1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2023)
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.6	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.7	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

Exhibit Number	Document
4.8	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.9	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.10	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.11	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)
4.12	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)
4.13	Sale and Purchase Agreement between AMTD Group Company Limited and the Registrant dated July 9, 2021 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.14	Share Repurchase Agreement between AMTD Group Company Limited and the Registrant dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.15	Share Purchase Agreement between the Registrant and Cheng Huang dated December 27, 2021 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.16	Business Loan Agreement between the Registrant and East West Bank dated December 28, 2021 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.17	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.18	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated December 29, 2021 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.19	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.20	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.21	Share Purchase Agreement between the Registrant and NGSP Holdings Limited dated January 15, 2022 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

Exhibit Number	Document
4.22	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated January 19, 2022 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.23	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated January 19, 2022 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.24	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.25	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.26	Share Purchase Agreement between the Registrant and AMTD Education Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.27	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.28	Share Purchase Agreement between the Registrant and AMTD Group Company Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.29	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.30	Share Purchase Agreement between the Registrant and Poly Platinum Enterprises Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.31	Share Purchase Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.1 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)
4.32	Registration Rights Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)
4.33	Form of Share Subscription Agreement by and between the Registrant and each investor, and a schedule of all executed agreements adopting the same form (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 21, 2023)
4.34#	Business Loan Agreement between AMTD Digital Inc. and a regional bank dated February 15, 2023 (incorporated herein by reference to Exhibit 4.34 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)
4.35#	Business Loan Agreement between AMTD Digital Inc. and East West Bank dated August 5, 2024 (incorporated herein by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2025)

Exhibit Number	Document
8.1	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
11.2	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2025)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Clawback Policy (incorporated herein by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

#	Portions of this exhibit have been omitted or redacted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD IDEA Group

	By:	/s/ Giampietro Baudo
	Name:	Giampietro Baudo
	Title:	Chief Executive Officer

May 1, 2025

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