Form 20-F/A
period 2023-12-31
AMTD IDEA GROUP
filed 2026-02-18
CIK 1769731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

This Amendment No. 1 (this “Amendment No. 1”) to the annual report on Form 20-F of AMTD IDEA Group (the Company”) amends its annual report on Form 20-F for the year ended December 31, 2023 as originally filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2024 (the “Original Filing”).

This Amendment No. 1 is being filed to:

●	amend disclosures under Item 16F of the Original Filing to reflect the receipt and content of a letter from the Company’s former auditor, which was issued subsequent and in response to the original disclosures under Item 16F of the Original Filing, in accordance with Item 16F(a)(1) of Form 20-F; and

●	amend the list of exhibits in “Item 19. Exhibits” of the Original Filing to reflect the filing of the letter from the Company’s former auditor referenced above as required under Item 16F(a)(3) of Form 20-F.

Other than as set forth herein, the Company has not modified or updated any other disclosures and has made no changes to the items or sections in the Original Filing. Other than as expressly stated in this Amendment No. 1, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any part of the Original Filing or reflect any events that have occurred after the Original Filing was filed on May 13, 2024. The filing of this Amendment No. 1 should not be understood to mean that any other statements contained in the Original Filing are true and complete as of any date subsequent to May 13, 2024. Accordingly, this Amendment No. 1 should be read in conjunction with the Original Filing and the documents filed with or furnished to the SEC by the Company subsequent to May 13, 2024, including any amendments to such documents, as information in such documents may update or supersede certain information contained in this Amendment No. 1.

As required by Rule 12b-15 of the Securities and Exchange Act of 1934, as amended, the Company is also filing or furnishing the certifications required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to this Amendment No. 1.

i

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective April 22, 2024, we engaged Audit Alliance LLP, or Audit Alliance, as our independent registered public accounting firm to audit our consolidated financial statements as of and for each of the fiscal years ended December 31, 2021, 2022 and 2023. We dismissed Deloitte Touche Tohmatsu, or Deloitte, on April 22, 2024 and notified Deloitte of such dismissal on April 23, 2024. The change of our independent registered public accounting firm was approved by our board of directors and the audit committee of our board.

A copy of Deloitte’s letter dated June 26, 2024 in response to the original disclosures under Item 16F of our annual report on Form 20-F originally filed on May 13, 2024 is attached as Exhibit 16.2.

The audit reports of Deloitte on our consolidated financial statements as of and for the years ended December 31, 2021 and 2022 did not contain an adverse opinion or a disclaimer of opinion. They were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal years ended December 31, 2021 and 2022, and the subsequent period prior to the dismissal of Deloitte, or the covered period, there were no (i) disagreements between us and Deloitte on accounting principles or practices, financial statement disclosure, or auditing scope or procedures, to have caused Deloitte to make reference thereto in their reports on the financial statements for such years, or (ii) “reportable events” as defined in Form 20-F Item 16F(a)(1)(v), supplemented by the following paragraph.

Deloitte advised us that information had come to Deloitte’s attention during the covered period, which, if further investigated, may materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements of ours; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent Deloitte from rendering an unqualified audit report on those financial statements). The information related to two writs filed against certain of our ex-subsidiaries.

Given that Deloitte was dismissed as our auditors on April 22, 2024, following the formal procedures and confirmation to us by Audit Alliance that its engagement for the audit of our consolidated financial statements as of and for each of the fiscal years ended December 31, 2021, 2022 and 2023 under United States generally accepted accounting principles, including the completion of clearance procedures with Deloitte in accordance with PCAOB requirements and internal guidelines and criteria of Audit Alliance LLP through an in-person meeting that took place in Singapore on April 22, 2024, the audit committee of our board of directors determined that there was no need to discuss the matters raised by Deloitte and set forth in the immediately preceding paragraph further with Deloitte subsequent to its dismissal.

During our fiscal years ended December 31, 2021 and 2022 and through the subsequent interim period on or prior to the engagement of Audit Alliance, neither us nor anyone on our behalf consulted with Audit Alliance on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Audit Alliance concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

Item 19. EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on March 2, 2022)

1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2023)

4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)

4.6	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.7	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.8	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.9	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

4.10	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

Exhibit Number	Document
4.11	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

4.12	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

4.13	Share Purchase Agreement between AMTD Group Company Limited and the Registrant dated July 9, 2021 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.14	Share Repurchase Agreement between AMTD Group Company Limited and the Registrant dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.15	Share Purchase Agreement between the Registrant and Cheng Huang dated December 27, 2021 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.16	Business Loan Agreement between the Registrant and East West Bank dated December 28, 2021 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.17	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.18	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated December 29, 2021 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.19	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.20	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.21	Share Purchase Agreement between the Registrant and NGSP Holdings Limited dated January 15, 2022 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.22	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated January 19, 2022 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

Exhibit Number	Document
4.23	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated January 19, 2022 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.24	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.25	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.26	Share Purchase Agreement between the Registrant and AMTD Education Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.27	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.28	Share Purchase Agreement between the Registrant and AMTD Group Company Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.29	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.30	Share Purchase Agreement between the Registrant and Poly Platinum Enterprises Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

4.31	Share Purchase Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.1 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)

4.32	Registration Rights Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)

4.33	Form of Share Subscription Agreement by and between the Registrant and each investor, and a schedule of all executed agreements adopting the same form (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 21, 2023)

4.34#	Business Loan Agreement between AMTD Digital Inc. and a regional bank dated February 15, 2023 (incorporated herein by reference to Exhibit 4.34 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)

8.1	List of Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)

Exhibit Number	Document
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Letter from Ernst & Young to the Securities and Exchange Commission (incorporated herein by reference to Exhibit 16.1 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)

16.2*	Letter from Deloitte Touche Tohmatsu to the Securities and Exchange Commission dated June 26, 2024

97	Clawback Policy (incorporated herein by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)

101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline Taxonomy Extension Scheme Document

101.CAL	Inline Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline Taxonomy Extension Definition Linkbase Document

101.LAB	Inline Taxonomy Extension Label Linkbase Document

101.PRE	Inline Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

#	Portions of this exhibit have been omitted or redacted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD IDEA Group

	By:	/s/ Giampietro Baudo
	Name:	Giampietro Baudo
	Title:	Chief Executive Officer

February 18, 2026