Form 20-F
period 2025-12-31
AMTD IDEA GROUP
filed 2026-04-29
CIK 1769731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing six Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	AMTD	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act;

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act;

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 272,100,605 Class A ordinary shares, par value US$0.0001 per share, and 302,132,721 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

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

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United Kingdom, the United States, and Asia and maintain our bank accounts and balances primarily in licensed banks in major cities of our operations. If needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances. In 2025, there was no transfer in the form of cash advances from our subsidiaries to our Cayman Islands holding company and there was no transfer from our Cayman Islands holding company to our subsidiaries. No other transfer of assets was made between our holding company and subsidiaries in 2025 and we intend to settle amounts owed between our Cayman Islands holding company and our subsidiaries to the extent required by our business operations. No dividends or distributions were made by a subsidiary to our holding company in the past, and no dividends or distributions are intended to be made by a subsidiary to our holding company in the near future. Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividends or distributions are intended to be made by our Cayman Islands holding company in the near future. See “Part I—Cash Transfers and Dividend Distribution.”

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

Cash Transfers and Dividend Distribution

We conduct the majority of our operations in Europe, the United Kingdom, the United States, and Asia and maintain our bank accounts and balances primarily in licensed banks in major cities for our operations. Out of our total bank balances of US$51.1 million as of December 31, 2025, if needed, cash can be transferred between our holding company and subsidiaries through intercompany fund advances, and there are currently no restrictions on transferring funds between our Cayman Islands holding company and subsidiaries.

No transfer of assets was made between our holding company and subsidiaries in 2025.

We intend to settle amounts owed between our Cayman Islands holding company and our subsidiaries to the extent required by our business operations on a net basis.

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

Our Cayman Islands holding company has not declared or made any dividend or other distribution to its shareholders, including U.S. investors, in the past, and no such dividend or distribution is intended to be made by our Cayman Islands holding company in the near future. U.S. investors will not be subject to Cayman Islands taxation and no withholding will be required on the payment of dividends or distributions to them while they may be subject to U.S. federal income tax. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Dividends.”

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

Risks Relating to Our Business and Industries

●	We operate in multiple dynamic and competitive industries, which makes it difficult for investors to evaluate our future prospects, and we cannot assure you that we will compete successfully or generate sustainable profit.

●	We face numerous risks and challenges as we continue to operate and expand our businesses and undertake new businesses across a broad spectrum of industries, which makes it difficult to effectively assess our future prospects.

●	Our success depends on our ability to anticipate trends and respond to changing customer preferences, which impact demand for our products and services and the profitability of our businesses.

●	Our brands and reputation are our key assets. Any negative publicity with respect to us, our brands, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industries in general, may materially and adversely affect our reputation, business, and results of operations.

●	Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.

●	Acquisitions, investments and other transactions could adversely affect our costs, revenues, profitability and financial position.

●	We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.

●	We face risks associated with debt obligations that are scheduled to mature in the near term.

●	We operate and use a L’Officiel AMTD composite brand, and not the historic L’Officiel brand.

●	Our business may suffer if the intellectual property we use in our business is not protected.

●	We may be subject to claims of intellectual property infringement that could adversely affect our business.

●	Attracting and maintaining a talented and diverse workforce, which is vital to our success, is challenging and costly. Failure to do so would have a negative impact on our competitive position, reputation, business, financial condition and results of operations.

●	The international scope of our business exposes us to risks inherent in global operations.

●	Our capital market solutions business depends on our ability to identify, execute, and complete projects successfully and is subject to various risks associated with underwriting and financial advisory services, the overall market sentiment and macroeconomic conditions. We cannot assure you that the income level of our capital market solutions business can be sustained.

●	We have a limited operating history and experience in our digital solutions services, which makes it difficult to evaluate our business. We cannot assure you that the market for our services will develop as we expect or that we will be able to maintain the growth rate that we have experienced to date.

●	We are subject to extensive and developing regulatory requirements, and noncompliance with or changes to these regulatory requirements may affect our business operations and financial results.

●	The media industry is highly competitive, and we may be unable to compete successfully with our current or future competitors.

●	Our ability to grow the size and profitability of our audience base for our print publications and digital media services depends on many factors, both within and beyond our control, and a failure to do so could adversely affect our results of operations and business.

●	Our advertising revenues are affected by numerous factors, including market dynamics, evolving digital advertising trends and the evolution of our strategy.

●	The entertainment industry is highly competitive.

●	The success of our entertainment business segment depends on the success of a limited number of film releases each year and unpredictable factors in the motion picture industry.

●	Due to the inherent nature of producing motion pictures, we provide advances and funding for motion pictures in advance and assume the risk of not being able to recoup these investments.

●	Risks associated with our capacity as a co-producer of or financial investor in our films.

●	The production of motion picture is a capital-intensive process, and our capacity to generate cash or obtain financing on favorable terms may be insufficient to meet our anticipated cash requirements.

●	We are subject to the business, financial and operating risks inherent to the hospitality industry, any of which could reduce our revenues and limit opportunities for growth.

●	The hospitality market is highly competitive, and we may be unable to compete successfully.

●	We may acquire, renovate and/or re-brand hotels, including in new or existing geographic markets.

●	We make strategic investments using our own capital, and may not be able to realize any profits from these investments for a considerable period of time, or may lose some or all of the principal amounts of these investments.

●	Our results of operations and financial condition may be materially affected by fluctuations in the fair value of our equity investments in our investee companies.

●	Our investments are subject to liquidity, concentration, regulatory, credit and other risks.

●	SPACs sponsored by us pursuant to our SPAC initiatives may not be able to identify and complete suitable business combinations.

●	Acquired business combination targets may underperform or fail to meet expectations, adversely affecting our business and reputation.

●	AMTD IDEA Group is not an operating company but a holding company incorporated in the Cayman Islands, and this structure involves unique risks to investors. We may rely on dividends from our subsidiaries for our cash requirements, including any payment of dividends to our shareholders. The ability of our subsidiaries to pay dividends to us may be restricted by the debt they incur on their own behalf or laws and regulations applicable to them. Our digital investments business is subject to liquidity risks, and we may need additional financing but may not be able to obtain it on favorable terms or at all. All of these may impose liquidity risks on us and adversely affect our ability to pay dividends to our shareholders. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure,” “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General—Our investments are subject to liquidity, concentration, regulatory, credit and other risks,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industries in General —We may be unable to obtain any additional capital required in a timely manner or on acceptable terms, or at all.”

Risks Relating to Our Relationship with our Controlling Shareholder

●	We may have conflicts of interest with our Controlling Shareholder or any of its controlling shareholders and, because of our Controlling Shareholder’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Risks Relating to the ADSs and Our Ordinary Shares

●	The trading price of the ADSs or Class A ordinary shares may be volatile, which could result in substantial losses to you.

●	An active public market may not develop for the ADSs on the NYSE or our Class A ordinary shares on the SGX-ST, and you may not be able to resell the ADSs or Class A ordinary shares at or above the price you paid, or at all.

●	The characteristics of the U.S. capital markets and the Singapore capital markets are different.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

Risks Relating to Our Business and Industries in General

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

We have a relatively short operating history for capital market and digital solutions businesses compared to our globally established competitors. We expanded into fashion, arts and luxury media advertising and marketing services after the recent acquisition of L’Officiel and The Art Newspaper. Our hotel operations and hospitality and VIP services were also consolidated into us since February 2023. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter given the various industries in which we operate and our relatively short operating history in some of these industries. As a new owner and operator of these businesses, we face risks associated with our limited operating history in managing these operations. The successful integration and operation of these businesses requires significant management attention, operational expertise and financial resources. Any failure to effectively manage the transition, retain key personnel, maintain business relationships or achieve anticipated synergies could adversely affect our financial condition, operational performance and growth prospects. Additionally, we may encounter unforeseen challenges in aligning the acquired businesses within our group operations, corporate culture and strategic objectives. These risks are heightened by the complexity and diversities of the industries in which the acquired businesses operate and their respective competitive landscape. Our business initiatives and expansion plans across these business lines may put us into direct or indirect contact with individuals and entities that are not within our traditional client and counterparty base, and may expose us to new asset classes, new markets and new challenges. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

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

Our capital markets and digital solution businesses are or will be materially affected by conditions in the financial markets and economic conditions in Asia and throughout the world. Financial markets and economic conditions could be negatively impacted by many factors beyond our control, such as inability to access credit markets, rising interest rates or inflation, terrorism, political uncertainty, pandemic, social unrest, fiscal policy of governments and the timing and nature of any regulatory reform. Recently there have been heightened tensions in international economic relations, such as the one between the United States and China and also as a result of the conflict in Ukraine and the Middle East and sanctions on Russia. The rising political tensions between the United States and China, which is caused by, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on officials and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products, may also give rise to uncertainties in global economic conditions and adversely affect general investor confidence. The credit and financial markets have also experienced extreme volatility and disruptions due to the conflict between Ukraine and Russia and in the Middle East. The conflict is expected to have further global economic consequences, including but not limited to the possibility of severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in inflation rates and uncertainty about economic and political stability. As a financial services firm with business exposure and operations in Asia, our businesses are materially affected by the financial markets and economic conditions in Asia and elsewhere in the world. Escalations of the tensions may lead to slower growth in the global economy in general, which in turn could negatively affect our clients’ businesses and materially reduce demand for our services, thus potentially negatively affect our business, financial condition, and results of operations.

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

Because we have a worldwide business presence spanning Europe, Asia, the UK and the U.S., we are subject to economic, market, geopolitical and other macro risks and uncertainties in multiple regions. If any of the risks described above materializes in any of the geographies in which we operate, our business and financial condition could be adversely affected. The recent military conflict between Israel and Iran (including U.S. participation) have heightened geopolitical tensions across the world and the disruption to the Strait of Hormuz have contributed to significant volatility in global energy markets. These developments could exacerbate existing macroeconomic uncertainties and further impact our business and financial condition. In addition, these risks could vary significantly across different regions, presenting greater challenge for or requiring more significant resources from us to effectively address them.

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

Acquisitions may involve significant risks and uncertainties, including difficulties in integrating acquired businesses, including cultural challenges associated with transitioning employees from the acquired company into our organization; failure to correctly anticipate liabilities, deficiencies or other claims or costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brands or harm to our reputation; the potential loss of key employees; risks associated with strategic relationships; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology systems, including those related to cybersecurity and data privacy, in an efficient and effective manner; legal proceedings initiated as a result of or in connection with an acquisition or investment; omission or failure of our due diligence processes to identify significant issues with the acquired assets or company; and other unanticipated problems and liabilities. Our acquisitions have and could in the future also involve acquisitions of companies in event-driven special situations, such as bankruptcies, corporate and financial restructurings and recapitalizations. Acquisitions of this type involve substantial financial and business risks. For example, we may be forced to relinquish or otherwise lose intellectual property or other assets, write down or write off assets, suspend, terminate or restructure our operations or incur significant losses subsequent to the acquisition and may be faced with claims and disputes.

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

We face risks associated with debt obligations that are scheduled to mature in the near term

Some of our existing debt obligations are scheduled to mature within the next 12 months. iclub AMTD Sheung Wan Hotel is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the aggregate principal amount of approximately HK$390.1 million outstanding. This loan was originally scheduled to mature in April 2025; however since that time, and as at the date of this annual report, the maturity of this loan has been extended on a continuing and rolling basis and we are currently exploring options to obtain better facility terms and conditions anticipate to refinance this loan during or prior to the first quarter of 2026. The loan is fully and irrevocably guaranteed by the holding companies of the non-controlling shareholder of the hotel, who have the primary and direct contractual repayment liability for the loan, and in consideration for such guarantee we pay a quarterly guarantee fee of 1% per annum on the outstanding loan amount. As such, provided we continue to pay the guarantee fee, we will not have any direct obligation to repay the outstanding amounts of this loan. Assuming this loan is not refinanced, any failure by us to pay the guarantee fee could result in an obligation on us to repay the amounts drawn down and outstanding. Furthermore, the amount that we are currently required to pay by way of the guarantee fee may be higher than the fees that could otherwise be payable under alternative, more commercially favourable financing arrangements, with such higher fees needing to continue to be paid until the loan is refinanced, thus resulting in higher finance costs for us.

Dao by Dorset AMTD Singapore is mortgaged to RHB Bank Berhad in relation to loan facilities for the aggregate principal amount of SGD217,000,000 due to mature on August 18, 2028, and one unit (of the two units we own) in a high-rise luxury building situated in New York is mortgaged to East West Bank in relation to loan facilities for the aggregate principal amount of US$10,835,000 due to mature on July 1, 2053. In December 2025, TGE obtained an unsecured loan facility from East West Bank for the principal amount of US$30,000,000 with two-year maturity.

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

We operate and use a L’Officiel AMTD composite brand, and not the historic L’Officiel brand.

The historic L’Officiel brand originated from a magazine published in Paris since 1921, or the Old Brand. While, through TGE, we operate a new L’Officiel AMTD brand, or the New Brand, which in our opinion (upon advice of counsel) is distinct and distinguishable from all others (including the Old Brand), there have been and may be usage of or matters relating to the Old Brand which we are unaware of or do not control, such as the publication of magazines using the Old Brand. This has and may result in certain claims or assertions being made in respect of the Old Brand or New Brand that we may need to defend ourselves against, and may require us to take action, including legal action, to protect the New Brand (including from claims the New Brand is not distinguishable from the Old Brand). While others have separate rights to the Old Brand, taking into account advice from counsel, we believe that these do not impede on our key operations, notably where we have secured rights in the New Brand by way of obtaining comprehensive trademark registrations around the world.

If we lose the ability to use the brand or have to contend with the existence of confusingly similar brands held by third parties, we could incur additional expenses to market our brand and could see our competitive position impacted. This could mean we may not succeed in realizing the full value of our assets, which could substantially harm our business, results of operations, financial condition and prospects.

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

We and AMTD Group Inc. are the registrants for numerous domain names for websites that we use in our business (see “Item 4. Information on the Company—C. Organizational Structure”). The allocation and registration of domain names are generally overseen by not-for-profit organizations (including but not limited to the Internet Corporation for Assigned Numbers and Names, the Internet Assigned Numbers Authority and regional internet registries such as the Réseaux IP Européens Network Coordination Centre and Asia Pacific Network Information Centre), and these non-for-profit organizations may continue to establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. We may not be able to, or it may not be cost effective to, acquire or maintain all domain names that utilize our business brands in all of the countries in which we currently conduct or intend to conduct business. Further, we may be unable to prevent competitors or other third parties from acquiring or using domain names that are similar to, infringe upon, or diminish the value of our domain names. We note that if a competitor or third party acquires or uses a domain name that is similar to or diminishes the value of our domain names, if such third party domain name incorporates any of the trademarks that we have registered in the relevant jurisdiction then we may be able to bring a claim of trademark infringement (see risks related to enforcement of intellectual property rights above). If we lose the ability to use a domain name or have to contend with the existence of confusingly similar domain names held by third parties, we could incur additional expenses to market our brand within that country. This could substantially harm our business, results of operations, financial condition and prospects.

In addition, TGE licenses L’Officiel and The Art Newspaper trademarks and domain names and other intellectual properties it uses in its business from AMTD Group Inc. See “Item 4. Information on the Company—C. Organizational Structure—Intellectual Property License Agreement between TGE and AMTD Group Inc.” The license agreement has an initial term of 20 years and will automatically renew for terms of five years each unless either TGE or AMTD Group Inc. notifies the other party no later than six months prior to the expiration of the then-current term. TGE may not be able to and AMTD Group Inc. may refuse to renew this license agreement, due to change in our relationship or otherwise. The license agreement is also terminable by either part if there is a material breach on the part of the other party that is not cured within the prescribed period. The termination or lack of renewal of this license agreement, or if it is renewed on less favorable terms, could have a material adverse effect on our business, financial condition and results of operations. Our success is also partially dependent on the reputation of AMTD Group Inc. and their intellectual properties, and the ability of AMTD Group Inc. to protect and maintain the intellectual property rights that we use in connection with our business, all of which may be harmed by factors outside our control, including unfavorable publicity or negative news regarding us, AMTD Group Inc. and the respective directors, officers and employee and business partners, that could adversely affect our reputation and our results of operations.

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

Our operating results are subject to seasonal fluctuations.

Our revenues and results of operation are subject to seasonal fluctuations. The hospitality industry is subject to fluctuations in revenues due to seasonality. The periods during which our properties experience higher revenues vary from property to property, depending principally upon their location, type of property and competitive mix within the specific location. Generally, the third quarter, in which the summer holidays fall, accounts for a higher percentage of our annual revenues in the hotel operation, hospitality and VIP services segment than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions where we operate hotels.

Environmental, social and governance matters, and any related reporting obligations, may impact our businesses.

Regulators, investors and other stakeholders around the world are increasingly focused on environmental, social and governance, or ESG, matters. New domestic and international laws and regulations relating to ESG matters, including environmental sustainability and climate change, human capital management, privacy and cybersecurity, are under consideration or have recently been adopted. These laws and regulations include specific, target-driven disclosure requirements or obligations. Our response to such requirements or obligations requires additional investments, increased attention from management and the implementation of new practices and reporting processes, and involves additional compliance risk. In addition, our ability to implement ESG-related initiatives is dependent on external factors. For example, our ability to carry out sustainability initiatives may depend in part on third-party collaboration, mitigation innovations and the availability of economically feasible solutions at scale. Furthermore, factors such as changes in methodologies and processes for reporting ESG data, improvements in third-party data and the evolving standards for identifying, measuring and reporting ESG metrics, including disclosures that may be required by regulators, could impact our reporting of and progress toward our own ESG goals and commitments. Any failure, or perceived failure, by us to comply with complex, technical and rapidly evolving ESG-related laws and regulations, or to meet our own ESG targets and commitments, may negatively impact our reputation and result in penalties or fines.

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

We collect, store, and process certain personal and sensitive data from our clients, and we make certain personal information provided by clients or third party data providers available to insurer or other partners with client consent. We also collect, store, and process operating data and other information from our clients under our digital solutions services business. We are required to protect the personal and sensitive data and confidential information of our clients under applicable laws, rules and regulations. While we have taken steps to protect the personal and sensitive data and confidential information of clients that we have access to, our security measures could be breached. In addition, we enter into non-disclosure agreements with potential business partners from time to time which may contain personal and sensitive data and confidential information of our clients. Any breach or leakage of such non-disclosure agreements by our potential business partners may subject us to liability. The relevant authorities may impose sanctions or issue orders against us if we fail to protect the personal and sensitive data and confidential information of our clients, and we may have to compensate our clients if we fail to do so. We routinely transmit and receive personal and sensitive data and confidential information of our clients through the internet and other electronic means. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, or any misuse or mishandling of such personal and sensitive data and confidential information could result in additional cost, legal liabilities, regulatory actions, and reputational damage to us, which could in turn inhibit the use of our platform, and materially and adversely affect our business prospects and results of operation.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025.

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

Our advertising revenue is sensitive to the macroeconomic environment, as advertiser budgets can fluctuate substantially in response to changing economic conditions. Our advertising revenues could be adversely affected as advertisers, including primarily luxury and fashion brands, respond to such conditions by reducing their budgets or shifting spending patterns or priorities. See also “Risks Relating to Our Business and Industries in General —Our business and financial results may be adversely impacted by economic, market, geopolitical and public health conditions or other events causing significant disruption.”

Within the fashion, arts and luxury advertising markets, our ability to compete successfully for advertising budgets will depend on, among other factors, our ability to engage and grow our audience base, develop attractive and high-quality content, maintain our influence in the fashion, arts and luxury markets, enhance our relationship with renowned brands and fashion influencers and demonstrate the value of our advertising and the effectiveness of our content, products and services to advertisers. In determining whether to buy advertising with us, advertisers may consider factors such as our brands and reputation, the demand for our content and products, the focus of our coverage, size and demographics of our audience, advertising rates, targeting capabilities, results observed by advertisers, and perceived effectiveness of advertising offerings and alternative advertising options. Specifically, the prestige and reputation of our publications are critical to our success in attracting premium advertisers. If our brand perception diminishes for any reason, we may lose the appeal that makes our platform attractive for luxury and high-end advertising and thereby experience a decline in advertising revenue. See also “Risks Relating to Our Business and Industries in General —Our brands and reputation are our key assets. Negative perceptions or publicity of us or our brands could adversely affect our business, financial condition and results of operations.”

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

We are subject to a number of business, financial and operating risks inherent to the hospitality industry, including:

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

Our hotel portfolio consists of iclub AMTD Sheung Wan Hotel and Dao by Dorsett AMTD Singapore as of December 31, 2025. In March 2026, we, through TGE, acquired a hotel located at Tribeca, New York and renamed it into AMTD IDEA Tribeca Hotel. Significant adverse changes in the operations of either of these hotels could have a material adverse effect on our financial performance.

We may acquire, renovate and/or re-brand hotels in new or existing geographic markets.

We, through TGE, acquired a hotel in New York City, Tribeca in March 2026 and renamed it into AMTD IDEA Tribeca Hotel. In March 2026, we entered into a term sheet to acquire an office building located at 40, Furnival Street, London, EC4A 1JQ. Furthermore, we, entered into a sale and purchase agreement to purchase 100% stake in the historic Hornsey Town Hall and an associated hotel, located in Hornsey at London in February 2025. We, through TGE, also (i) entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia, and (ii) entered into a sale and purchase agreement to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia, each in December 2025. These acquisitions are not completed at the date of this report.

Acquisitions of hotel properties present unique and significant risks that may adversely affect our business, financial condition, and results of operations.

The physical and other condition of acquired properties may not meet our standards or customer expectations, necessitating substantial capital expenditures for renovations, upgrades, or compliance with our operational requirements. The costs of such renovations or improvements may exceed our estimates, and the timing of such work may be delayed by factors outside our control, including permitting, supply chain disruptions, or labor shortages. During periods of renovation or rebranding, properties may need to close rooms or facilities, which can further reduce revenue and profitability.

We may also face challenges in integrating acquired properties into our existing portfolio, including aligning operational practices, technology systems, and employee training with our standards. The success of any acquisition or rebranding depends in part on our ability to retain and motivate key employees, maintain service quality, and preserve relationships with customers, suppliers, and other stakeholders. Failure to effectively manage these integration risks could result in diminished guest satisfaction, reputational harm, or the loss of business opportunities.

Rebranding or the transition of a property from an existing brand to our brand, or the assumption of management from a third party, may result in operational disruptions, loss of key personnel, or adverse reactions from customers, employees, or business partners. Customers and business partners may have established loyalty to the prior brand, and may not be familiar with, or may not prefer, our brand or service standards. As a result, the property may experience a decline in occupancy, average daily rate, or overall revenue during and after the transition period. We may be required to invest significant resources in marketing, advertising, and promotional activities to reposition the property and build brand awareness, and there can be no assurance that these efforts will be successful or that the property will achieve anticipated performance levels.

When we acquire a hotel that is operated under a third-party management or franchise agreement, we may be required to negotiate the termination or assignment of such agreements, which may involve substantial costs, legal disputes, or delays. In some cases, existing management or franchise agreements may contain restrictive provisions, termination fees, or non-compete clauses that limit our ability to promptly rebrand or reposition the property under one of our brands, or may require us to operate the property under the prior brand for a period of time, thereby delaying the realization of anticipated synergies or strategic objectives.

We may develop or acquire hotels in geographic areas in which our management may have little or no operating experience. We may encounter unfamiliar local market dynamics, including differences in customer preferences, demand patterns, competitive landscapes, and economic cycles, which may not align with our historical experience or expectations. Our ability to accurately assess market potential, set appropriate pricing strategies, and forecast performance may be impaired, increasing the likelihood of underperformance relative to our projections. Furthermore, we may face challenges in navigating complex or unfamiliar regulatory environments, including local laws and regulations governing land use, zoning, labor, health and safety, environmental compliance, licensing, and taxation. These regulatory requirements may be subject to frequent changes or inconsistent enforcement, and our lack of established relationships with local authorities or business partners may hinder our ability to obtain necessary permits, approvals, or licenses in a timely manner. Additionally, operational practices, labor markets, and supply chain logistics may differ substantially from those in markets where we have prior experience, potentially resulting in inefficiencies, higher operating costs, or difficulties in maintaining our brand standards and service quality. Cultural differences, language barriers, and variations in business customs may further complicate integration efforts and employee training, and may impact our ability to attract, retain, and motivate qualified personnel. Any failure to effectively manage these risks associated with entering new geographic markets could result in delays, increased costs, reputational harm, or the inability to achieve anticipated returns on investment, thereby materially and adversely affecting our business and growth prospects.

The acquisition of properties may expose us to unknown or contingent liabilities, including claims or disputes arising from prior operations, unresolved litigation, or non-compliance with laws and regulations. We may not be fully indemnified for such liabilities, and the discovery of material issues post-acquisition could result in significant financial losses or operational disruptions.

The competitive environment for acquiring hotel properties is intense, and we may be required to pay premium prices or agree to less favorable terms in order to secure attractive assets, particularly those managed by well-known brands. There can be no assurance that we will be able to achieve our expected returns on investment, or that acquired properties will perform in accordance with our projections. If acquired or rebranded hotels fail to achieve anticipated results, or if integration and transition costs are higher than expected, our business, financial condition, and results of operations could be materially and adversely affected.

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

Risks Relating to Our Strategic Investment Business

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

Risks Relating to Our Other Businesses

SPACs sponsored by us pursuant to our SPAC initiatives may not be able to identify and complete suitable business combinations.

As part of our growth strategy, we have established an initiative to sponsor and control special purpose acquisition companies, or SPACs, with the intention that these vehicles will raise capital from public markets and subsequently acquire operating businesses through business combinations. Our objective is to leverage our expertise, network and resources to identify attractive targets, consummate acquisitions, and enhance our portfolio by adding businesses that complement our existing operations and are expected to generate synergies and shareholder value. In furtherance of this strategy, TGE, our subsidiary, is acting as the sponsor of TGE Value Creative Solutions Corp, a SPAC which, successfully completed its initial public offering of 15,000,000 units at $10.00 per unit on the NYSE on December 23, 2025, resulting in gross proceeds of $150,000,000.

However, there can be no assurance that any SPAC sponsored by us, including TGE Value Creative Solutions Corp, will be able to identify, negotiate and complete a business combination with a suitable target within the prescribed timeframe, or at all. The market for high-quality acquisition targets has become increasingly competitive, with a significant number of SPACs, private equity funds, venture capital firms and strategic acquirers all seeking similar opportunities. This heightened competition may result in fewer available targets, inflated valuations, or unfavorable transaction terms. In addition, the process of identifying and evaluating potential targets is inherently uncertain and subject to a range of factors beyond our control, including prevailing market conditions, sector-specific risks, and changes in the regulatory environment.

If any of our sponsored SPACs, including TGE Value Creative Solutions Corp, is unable to consummate a business combination within the time period required by their constitutional documents, they will be required to liquidate and return funds to their public shareholders. In such circumstances, we would risk losing part or all of our at-risk capital invested in the SPAC (in respect of TGE Value Creative Solutions Corp, this amounts to approximately US$2.65 million), and the loss of part or all of this investment and any anticipated economic benefits could have an adverse financial impact on us. There may also be reputational consequences which could affect our ability to sponsor future SPACs or pursue our broader corporate strategy.

Acquired business combination targets may underperform or fail to meet expectations, adversely affecting our business and reputation.

Following the successful completion of a business combination by one of our sponsored SPACs, including TGE Value Creative Solutions Corp, we may acquire an interest in a target company. This may involve obtaining control (including, where applicable, through dual-class share or voting structures or other arrangements) or holding a non-controlling interest. In each case, our intention is to generate value through operational improvements, strategic guidance and by fostering synergies with our existing portfolio.

The identification and assessment of suitable acquisition targets require the deployment of significant resources towards the conduct of thorough due diligence, including legal, financial, commercial and operational reviews. Material issues, liabilities or adverse circumstances may not be identified prior to the completion of a business combination, or that the information available to us during the diligence process may be incomplete, inaccurate or misleading. Any such failure in the diligence process could result in the acquisition of a business that is fundamentally unsound or less attractive than initially anticipated.

In addition, notwithstanding our due diligence processes and the experience of our management team, the acquired targets could underperform relative to our expectations or fail to achieve their business plans. Underperformance may also arise from unforeseen liabilities or adverse developments affecting the target’s business, financial condition or prospects; changes in market dynamics, customer preferences or regulatory requirements; or the inability of the target’s management team to execute the agreed strategy. Should an acquired business fail to deliver anticipated results, we may be required to recognize impairment charges, write-downs or other losses in respect of our investment, whether the target is controlled, consolidated, or accounted for as an associate or financial asset. Where we obtain control or consolidate an acquired target, we may be exposed to additional risks, including the requirement to recognize the full impact of the target’s financial performance, liabilities and obligations in our consolidated financial statements, and the potential for increased scrutiny from investors, regulators and other stakeholders. In such circumstances, we may also be perceived as bearing primary responsibility for the performance of the acquired business.

Any significant underperformance or failure of an acquired target could therefore result in financial loss, reputational harm, increased scrutiny from regulators or counterparties, and diminished confidence in our ability to execute our SPAC initiative or deliver value to our shareholders. In addition, poor performance by acquired targets may adversely affect our ability to attract future acquisition opportunities, raise capital for subsequent SPACs, or retain key personnel.

We may not be able to realize anticipated synergies or strategic benefits from acquired targets, which could prevent us from achieving our business objectives.

A central element of our SPAC initiative, including through vehicles such as TGE Value Creative Solutions Corp, is to acquire businesses that are intended to complement our existing portfolio, with the aim of achieving strategic and operational synergies, enhancing our competitive position and delivering long-term value to our shareholders. Rather than combining acquired businesses directly with our existing operations, our strategy is to leverage our expertise, resources and oversight to support these businesses as part of a broader group, and to facilitate collaboration, knowledge sharing and the pursuit of mutually beneficial opportunities across our portfolio.

However, there is a risk that we may be unable to realize the anticipated synergies or strategic benefits from these acquisitions, whether due to insufficient alignment between the acquired business and our existing portfolio, resistance from management or employees of the acquired business, or unforeseen operational, technological or cultural challenges. Achieving the desired level of collaboration and complementary benefits may prove more difficult than anticipated, particularly where acquired businesses operate in different sectors, geographies or regulatory environments.

Failure to realize the expected synergies or strategic benefits could result in increased costs, missed commercial opportunities, and a failure to achieve the returns anticipated at the time of acquisition. This, in turn, could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, unsuccessful efforts to generate value from acquired businesses may undermine our reputation in the market, impair our ability to pursue further acquisitions, and diminish confidence in our SPAC initiative among investors and other stakeholders.

We may invest in cryptocurrency assets in the future, which are subject to significant price volatility, regulatory uncertainty, and operational risks.

We are considering the implementation of a cryptocurrency conversion program, under which we may accept certain cryptocurrencies, such as Bitcoin, Ethereum, and Tether, in exchange for newly issued shares as part of our treasury and investment strategy. We also intend to build a portfolio of crypto assets, prioritizing Bitcoin, Ethereum, and Tether and we are exploring options and opportunities for the adoption and application of cryptocurrencies, including stable coins, in the context of leisure, entertainment and consumer spending in goods, services and food and beverages. The holding and management of crypto assets exposes us to a number of risks, including significant price volatility, lack of intrinsic value, and susceptibility to market sentiment and regulatory developments. The value of cryptocurrency assets can fluctuate dramatically over short periods, and there is a risk that we may incur substantial losses on our holdings. In addition, the regulatory environment for cryptocurrency assets is evolving rapidly and remains uncertain in many jurisdictions, which could result in increased compliance costs, restrictions on our ability to hold or transact in such assets, or even the prohibition of certain activities. We may also be exposed to operational risks, such as cyber security threats, technological failures, or loss of access to digital wallets. Any adverse developments in the value, regulatory treatment, or operational integrity of cryptocurrency assets could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Our Relationship with our Controlling Shareholder

We have limited experience operating as a stand-alone public company.

AMTD IDEA Group (formerly known as AMTD International Inc.) was incorporated in February 2019 as a wholly-owned subsidiary of our Controlling Shareholder. We have limited experience conducting our operations as a stand-alone public company. Prior to our initial public offering in August 2019, our Controlling Shareholder has provided us with financial, administrative, human resources, and legal services, and also has provided us with the services of a number of its executives and employees. After we became a stand-alone public company, our Controlling Shareholder has continued and is expected to continue to provide us with certain support services, but to the extent our Controlling Shareholder does not continue to provide us with such support, we will need to create our own support system. We may encounter operational, administrative, and strategic difficulties as we adjust to operating as a stand-alone public company. This may cause us to react more slowly than our competitors to industry changes and may divert our management’s attention from running our business or otherwise harm our operations.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 32.9% of our issued and outstanding ordinary shares, representing 46.7% of our total voting power.

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

●

Employee recruiting and retention. Because both we and our Controlling Shareholder are engaged in financial service-related businesses, we may compete with our Controlling Shareholder in the hiring of new employees. We have entered into a non-solicitation arrangement with our Controlling Shareholder that restricts us and our Controlling Shareholder from hiring any of each other’s employees.

●	Our board members or executive officers may have conflicts of interest. Our chief financial officer, Xavier Zee, is also the chief financial officer of our Controlling Shareholder and AMTD Digital Inc. and the chief executive officer of TGE Value Creative Solutions Corp. Two of our directors also serve as directors of our Controlling Shareholder. Our independent director, Dr. Feridun Hamdullahpur, is also a director of our Controlling Shareholder and an independent director of AMTD Digital Inc., TGE and TGE Value Creative Solutions. Our independent director, Timothy Tong, is also an independent director of AMTD Digital Inc. Our independent director, Raymond Yung, is also an independent director of TGE. As a result, they may not have sufficient capacity to perform their duties in our company. These overlapping relationships could create, or appear to create, conflicts of interest when these persons are faced with decisions with potentially different implications for our Controlling Shareholder and us.

●	Sale of shares or assets in our company. All executive directors and core management of key operations and subsidiaries of AMTD IDEA Group, AMTD Digital Inc. and TGE have undertaken not to sell any equity securities they own in AMTD IDEA, AMTD Digital and TGE in the open market for 2 years commencing on August 20, 2025; AMTD Group, AMTD IDEA Group and directors and officers of AMTD Digital have undertaken not to sell any shares they own in AMTD Digital in the open market before November 2027; and AMTD Group and all of AMTD IDEA Group’s directors and executive officers have undertaken not to sell any shares they own in AMTD IDEA Group in the open market for 2 years commencing on April 8, 2026. Upon expiration of the lock-up period and subject to certain restrictions under the securities laws and stock exchange rules, as well as other restrictions, our Controlling Shareholder may decide to sell all or a portion of our shares that it holds to a third party, including to one of our competitors, thereby giving that third party substantial influence over our business and our affairs. In addition, our Controlling Shareholder may decide, or be obligated under any of its applicable debt covenant, to sell all or a portion of our shares or our assets in the event of default of our Controlling Shareholder or any of its controlling shareholders under any applicable debt or other obligations or otherwise becomes insolvent. Such a sale of our shares or our assets could be contrary to the interests of our employees or our other shareholders. In addition, our Controlling Shareholder may also discourage, delay, or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of the ADSs or Class A ordinary shares.

●	Allocation of business opportunities. Business opportunities may arise that both we and our Controlling Shareholder find attractive, and which would complement our respective businesses. Although we have entered into a master transaction agreement under which our Controlling Shareholder agrees not to pursue investment opportunities without first presenting them to us, our Controlling Shareholder may discourage, delay, or prevent a profitable investment opportunity before our board of directors or shareholders and subsequently decide to pursue investment opportunities or take business opportunities for itself, which would prevent us from taking advantage of those opportunities. These actions may be taken even if they are opposed by our other shareholders.

●	Developing business relationships with our Controlling Shareholder’s competitors. So long as our Controlling Shareholder remains as our controlling shareholder, we may be limited in our ability to do business with its competitors. This may limit our ability to market our services for the best interests of our company and our other shareholders.

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

Since the ADSs became listed on the NYSE on August 5, 2019, the trading price of the ADSs has experienced significant fluctuations. The trading prices of the ADSs or Class A ordinary shares are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen due to broad market and industry factors.

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

Sales of substantial numbers of the ADSs or our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs or our Class A ordinary shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, AMTD IDEA Group has 272,100,605 Class A ordinary shares, including 143,695,404 Class A ordinary shares represented by ADSs, and 302,132,721 Class B ordinary shares issued and outstanding, respectively. All of the ADSs representing our Class A ordinary shares are freely tradable by persons other than our “affiliates” without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

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

As of the date of this annual report, our Controlling Shareholder beneficially owned 142,782,558 of our issued and outstanding Class B ordinary shares (excluding the treasury shares held by the Company). These Class B ordinary shares constitute approximately 24.9% of our total issued and outstanding ordinary shares and 45.9% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class share structure. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

It is likely that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and it is possible that we may be a PFIC for the current taxable year and for future taxable years, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our ADSs or ordinary shares.

We will be classified a “passive foreign investment company” for a given taxable year if either (i) 75% or more of our gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the average quarterly value of our assets during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Based on our current income and assets, including unbooked goodwill and the value of the assets held by our strategic investment business, it is likely that we were a PFIC for the taxable year ended December 31, 2025, and, it is possible that we may be a PFIC for the current taxable year and for future taxable years. It is also possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes could be a PFIC for such taxable years. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent year. PFIC status is a factual determination made annually after the close of each taxable year. Because our PFIC status depends upon the nature and composition of our income and assets and the market value of our assets from time to time and because application of the PFIC rules is subject to uncertainties, there can be no assurances regarding our PFIC status for any particular year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may incur additional costs since we no longer qualify as an emerging growth company.

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

In February 2024, we entered into an agreement to acquire the historic Hornsey Town Hall and an associated hotel, located in Hornsey in North London. As part of a landmark restoration building, the property comprises a modern hotel with 68 rooms, alongside beautifully restored event spaces, a community arts center, co-working spaces, and food and beverage outlets. Closing of this deal is subject to customary closing conditions and has not occurred as of the date of this annual report.

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

In November 2024, the Company issued 12,157,782 Class A ordinary shares for US$20 million.

In February 2025, the Company issued 139,517,423 Class B shares at a consideration of US$20 million for the acquisition of a premium property. Also, the Company issued 17,177,087 Class A shares in order to settle the consideration payable for an acquisition in previous years.

In June 2025, The Generation Essentials Group and Black Spade Acquisition II Co, a special purpose acquisition company founded by Black Spade Capital, or Black Spade II, entered into a business combination agreement. The business combination valued TGE at an equity value of approximately US$488 million, not including cash from BSII’s cash in trust. On June 4, 2025, The Generation Essentials Group consummated the business combination with Black Spade II pursuant to the business combination agreement. On June 5, 2025, Class A ordinary shares and warrants of The Generation Essentials Group commenced trading on the NYSE and NYSE American under the symbols “TGE” and “TGE WS”, respectively.

In July 2025, we announced our intention to implement a business expansion and acquisition strategy targeting sectors with strategic adjacency. This strategy may involve us sponsoring and listing a series of SPACs, each of which would seek to undertake “de-SPAC” business combinations with acquisition targets to be identified in due course. Each such business combination would represent a platform extension, positioning us to accelerate growth in areas beyond our current core competencies, thereby creating synergies and enhancing overall shareholder value in an accretive manner. In furtherance of this strategy, TGE, our subsidiary, is acting as the sponsor of TGE Value Creative Solutions Corp, a SPAC which, successfully completed its initial public offering of 15,000,000 units at $10.00 per unit on the NYSE on December 23, 2025, resulting in gross proceeds of $150,000,000.

In August 2025, we, along with AMTD Digital and TGE, jointly announced our plan to initiate of a cryptocurrency conversion program (the “AMTD Cryptocurrency Conversion Program”). Under this program, each of the listed companies may offer to exchange newly issued ordinary shares (including in the form of American depositary shares) for certain cryptocurrencies, including but not limited to Bitcoin (BTC), Ethereum (ETH), Tether (USDT), BNB (BNB), and USD Coin (USDC). It is intended that such exchanges will be conducted with interested cryptocurrency holders at mutually agreed pricing, determined by prevailing market valuations and subject to all applicable laws and regulations. In addition, we are in the process of evaluating and exploring options and opportunities in the tokenised crypto assets segment. In August 2025, we, together with AMTD Digital and TGE jointly announced that cryptocurrencies would become an essential component of the three companies’ war chest of liquid fund. Specifically, the portfolio of crypto assets we may build would prioritize Bitcoin, Ethereum, and Tether. TGE also intends to branch into and focus on cryptocurrency-related opportunities and developments and is in the process of evaluating and exploring options and opportunities in the tokenised crypto assets segment.

On December 10, 2025, TGE’s Class A ordinary shares were admitted to the equity shares (commercial companies) category of the official list of the UK Financial Conduct Authority and to trading on the London Stock Exchange’s main market for listed securities under the ticker symbol “TGE”.

In November 2025, we, through TGE, entered into an agreement to acquire the Ritz Carlton Hotel, located in Perth, the vibrant capital city of Western Australia. As part of a landmark development at the Elizabeth Quay, this riverfront Ritz Carlton Hotel comprises 205 luxury rooms, a restaurant and lounge, a bar, a spa complex, an infinity pool, a fitness center and event rooms. It offers stunning views of the Swan River and Kings Park, providing guests with a contemporary interpretation of local culture, history, and cuisine, and connecting them to Perth’s rich lifestyle. Also in November 2025, we, through TGE, entered into a definitive agreement to acquire a hotel in Kuala Lumpur. The hotel is located in Kuala Lumpur’s main commercial and business district and is connected via a link bridge to Sunway Putra Mall and the Putra World Trade Centre. It offers over 128 hotel rooms, a fully equipped gym, a library, and a rooftop infinity pool on the 37th floor that provides stunning, panoramic views of the Kuala Lumpur city center skyline. Closing of these deals is subject to customary closing conditions and have not occurred as of the date of this annual report.

In March 2026, we, through TGE, acquired a hotel in New York City, Tribeca at a total consideration of US$69 million. Located at 39 6th Ave, New York, NY 10013, the property has since been rebranded as AMTD IDEA Tribeca Hotel and is planned to be converted to become the world’s first Art Newspaper House.

In April 2026, we announced a plan to declare and distribute stock dividends by way of shares of our listed subsidiaries to shareholders and holders of ADSs (the “Proposed Distribution”). Whether any Proposed Distribution will be made, and the record date, timing, form and amount of the Proposed Distribution, are subject to further deliberation and determination of our board of directors. Factors that may be considered include, but are not limited to, our performance and the relevant listed subsidiaries and the overall market conditions. The Proposed Distribution remains in an exploratory stage and is subject to uncertainties; there can be no assurance that any Proposed Distribution will be made.

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

B.	Business Overview

We are currently operating under four main business lines:

●	Capital Market and Digital Solutions Services. We offer a broad range of capital market solutions services and one-stop, cross-market and intelligent digital solutions services to our clients. We are able to serve clients and develop long-term relationships through multiple engagements.

●	Media and Entertainment Services. We, through TGE, publish printed and digital versions of L’Officiel and The Art Newspaper to a wide scope of readers globally. TGE has also entered the movie production sector and partnered with production companies to present a number of Asia-focused blockbuster movies globally. TGE also make long-term strategic investments through several entities in our group, focusing on global financial and new economy sectors.

●	Hotel Operations, Hospitality and VIP Services. We, through TGE, hold premium whole building properties and provide hospitality services worldwide. We offer a customer-centric VIP members approach for its business portfolio in key areas comprising stylish hotels and serviced apartments, food and beverage, and club membership services.

●	Strategic Investment. Our investment business focuses on long-term equity investments in leading companies in their respective verticals. Our portfolio companies allow us to access unique opportunities and resources to augment and complement our ecosystem, optimize our business operations or generate financial returns.

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

Digital Solutions Services

Over the past few years, we have devoted significant resources to promote digital solution services. Such efforts laid the foundation for our digital media, content, and marketing business as these events established our leadership role for providing insightful content to mass audience.

Through our offering of digital media and content, we are able to spearhead industry trends and create effective marketing for our clients and ecosystem partners through innovative content creation, digital marketing platforms and cutting-edge technology.

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

L’Officiel

L’Officiel was first published under the name L’Officiel de la couture et de la mode de Paris in France in 1921. Since 2022, it has been marketed under and by reference to  the mark. It has been referred to as “the Bible of fashion and of high society.” It is internationally present in 30 countries and territories and engages millions of fashion enthusiasts worldwide. The magazine brings together numerous luxury brands, A-list artists, designers, celebrities and offers extensive contents including high-end to high-street fashion for both women and men, beauty, culture, watches, movies, arts and lifestyles.

As of the date of this annual report, L’Officiel has accumulated close to 30 million followers on social media worldwide, with more than 15 million website page views and 9.2 million global website users.

A men’s edition called L’Officiel Hommes is also in issue and was first launched in 1977. Other titles published include L’Officiel Art, the art-focused issue, and La Revue des Montres, a luxury watch review, and L’Officiel Movies, the movie-focused issue.

The magazine has close to 56 different international editions, including international editions for France, Italy, the U.S., Chinese mainland and Hong Kong SAR, Singapore, Malaysia, Japan, Korea, Vietnam, Thailand and Philippines that provide coverage over Europe, North America, South America, Africa and Asia. We intend to allocate resources to expand L’Officiel geographically so we continue to have the front-row view of what is happening in the fashion industry around the world. Most recently, we launched L’Officiel Mexico, L’Officiel Canada, L’Officiel Hommes Canada, and L’Officiel Australia, L’Officiel Hommes Hong Kong, and L’Officiel Hommes Asia.

We directly publish digital versions of local editions curated by local editorial teams. These digital versions cover a wider range of audience as compared with the prints. These digital versions offer both free content and premium, subscription-only content. We also provide live reporting at events and real-time and interactive information through multimedia platforms including Instagram, LinkedIn, Facebook, YouTube, Threads and X so that our readers remain at the forefront of their areas of interests

The Art Newspaper

First published in 1990 and with offices in London and New York, The Art Newspaper positions itself as the international publication of record for the art industry and a prominent art world source with an authoritative roster of global correspondents covering the art market, technology, museums, exhibitions, books, films and social media. The publication operates as the journal of record for the art world by covering international art events as the designated publication for many of the largest and most prominent art events such as Frieze, Art Basel, Art Dubai, Art Week Tokyo, Singapore Art Week, etc.

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

IP Extended Businesses

TGE debuted the L’OFFICIEL COFFEE shop in Tokyo, Japan and recently announced its second location in Macau and a third shop in New York.

TGE also opened the first L’OFFICIEL BAR in Omotesando, Tokyo in October 2025. Located on the third floor of the first L’OFFICIEL COFFEE, the bar offers a diverse menu of L’Officiel dining concepts, including cocktails, snacks, and special menus.

Hospitality and VIP Services

TGE holds premium building properties and provides hospitality services. TGE focuses on and specializes in hospitality and lifestyle concepts and offers a customer-centric VIP members approach for its business portfolio in the key areas comprising stylish hotels and serviced apartments, F&B, and club membership services worldwide, with plans for further global expansion.

iclub AMTD Sheung Wan Hotel

Through TGE, we own a majority interest in the iclub AMTD Sheung Wan Hotel. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters.

Dao by Dorsett AMTD Singapore

Through TGE we own a majority interest in Dao by Dorsett AMTD Singapore. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters.

AMTD IDEA Tribeca Hotel

In March 2026, we, through TGE, acquired a hotel in New York City, Tribeca at a total consideration of US$69 million. Located at 39 6th Ave, New York, NY 10013, features 151 spacious rooms and suites, along with a full fitness center, 5,000 square feet of retail space, and convenient subway access. The property has since been rebranded as AMTD IDEA Tribeca Hotel and is planned to be converted to become the world’s first Art Newspaper House

Hornsey Town Hall and associated hotel

We entered into an agreement to acquire the historic Hornsey Town Hall and an associated hotel, located at Hornsey in North London. As part of a landmark restoration building, the property comprises a modern hotel with 68 rooms, alongside beautifully restored event spaces, a community arts center, co-working spaces, and food and beverage outlets. Closing of this deal is subject to customary closing conditions and has not occurred as of the date of this annual report.

Upper View Regalia Hotel in Kuala Lumpur, Malaysia

Through TGE, we entered into a sale and purchase agreement to purchase an 80% stake in the Upper View Regalia Hotel in Kuala Lumpur, Malaysia. The hotel is situated in the heart of Kuala Lumpur’s vibrant commercial and business district, providing convenient pedestrian access to both Sunway Putra Mall and the Putra World Trade Centre. The hotel comprises over 128 rooms and a range of amenities, including a fully equipped gym, a library, and a stunning rooftop Infinity Pool, and an award-winning restaurant. Closing of the acquisition is subject to customary closing conditions and has not occurred as of the date of this annual report.

The Ritz Carlton Hotel Perth, Australia

Through TGE, we entered into a sale and purchase agreement to purchase a 50% stake in the Ritz Carlton Hotel in Perth Australia. The property is a luxurious 5-star hotel as a whole building situated on the Elizabeth Quay waterfront. The hotel features 205 elegantly appointed guest rooms and suites, each with floor-to-ceiling windows that offer stunning views of the river, skyline, and urban parks. The hotel provides sophisticated amenities, including a rooftop bar and a river-view infinity pool, while its culinary experiences showcase the finest local ingredients from Western Australia. Closing of the acquisition is subject to customary closing conditions and has not occurred as of the date of this annual report

Other properties

Through TGE, we own two units in a property located in New York. The property is a high-rise luxury building situated in a major metropolitan area, and represents one of our premium asset investments. One of the units is mortgaged to East West Bank in relation to loan facilities in the original principal amount of US$11.2 million. We also own a property located in the Bridle Path, Toronto. The property is located on a freehold land, representing one of our premium asset investments.

Strategic Investment

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

A comprehensive discussion on risks relating to intellectual property is provided under the sections titled “Item 3. Risk Factors—Risks Relating to Our Businesses and Industries—Our business may suffer if the intellectual property we use in our business is not protected” and “Risk Factors—Risks Relating to Our Business and Industry—We may be subject to claims of intellectual property infringement that could adversely affect our business.”

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

Italy

Introduction

Our subsidiary, TGE, indirectly holds a 100% share into L’Officiel Publishing Italia S.r.l., the business of which focuses, among others, on the publication of magazines in Italy (e.g. “L’Officiel,” including the online version made available onto www.lofficielitalia.com) and the distribution of audiovisual works.

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

Our Relationship with our Controlling Shareholder and other Group Companies

As of the date of this annual report, our company is 32.9% beneficially owned by our Controlling Shareholder, representing 46.7% of the total voting power in our company. Historically, our Controlling Shareholder has provided us with business premises, financial, accounting, administrative, legal, and human resources services, as well as the services of a number of its executive officers and other employees, the costs of which were allocated to us based on actual usage or proportion of revenues and infrastructure usage attributable to our business, among other things. We have begun to invest in our own financial, accounting, and legal functions separate from those of our Controlling Shareholder, and we will further establish other support systems of our own or contract with third parties to provide them to us after we become a stand-alone public company.

Pursuant to the intercompany financing agreement with our Controlling Shareholder, treasury functions are conducted centrally under our Controlling Shareholder and intra-group treasury fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at our Controlling Shareholder level and allocates the funds to various entities within AMTD Group for their operations. We may also leverage our Controlling Shareholder to settle receivables or payables arising from acquisitions or disposals of investments. As of December 31, 2025, the amount due from entities within AMTD Group in connection with intra-group treasury fund allocation was US$1.3 billion.

We entered into agreements with our Controlling Shareholder with respect to our ongoing relationship in June 2019. These agreements include a master transaction agreement and a transitional services agreement. The following are summaries of these agreements.

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

The master transaction agreement also contains a general release, under which the parties will release each other, including each party’s subsidiaries, directors, officers and employees from any liabilities arising from events occurring on or before the initial filing date of the registration statement for our initial public offering, including in connection with the activities to implement our initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement or the transitional services agreement.

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

The master transaction agreement will automatically terminate on the date that is two years after the first date upon which our Controlling Shareholder ceases to own in aggregate at least 20% of the voting power of our then outstanding shares. This agreement can be terminated earlier or extended by mutual written consent of the parties. The termination of this agreement will not affect the validity and effectiveness of the transitional services agreement.

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

The service period under the transitional services agreement commenced on June 20, 2019, and had been renewed subsequently on December 20, 2020, June 20, 2022, December 20, 2023 and June 20, 2025.

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

In addition, AMTD Digital agree to indemnify the Controlling Shareholder, its subsidiaries and each of their directors, officers and employees against liabilities arising from misstatements or omissions in AMTD Digital’s prospectus dated July 14, 2022 or the registration statement of which it formed a part, except for misstatements or omissions relating to information that the Controlling Shareholder provided to AMTD Digital specifically for inclusion in such prospectus or registration statement. The Controlling Shareholder will indemnify AMTD Digital including each of its subsidiaries, directors, officers and employees against liabilities arising from misstatements or omissions with respect to information that the Controlling Shareholder provided to AMTD Digital specifically for inclusion in the prospectus dated July 14, 2022 or the registration statement of which it formed a part, or AMTD Digital’s annual reports or other SEC filings following the completion of AMTD Digital’s initial public offering.

The master transaction agreement also contains a general release, under which the parties will release each other, including each party’s subsidiaries, directors, officers and employees from any liabilities arising from events occurring on or before the initial filing date of the registration statement for AMTD Digital’ initial public offering, including in connection with the activities to implement the initial public offering. The general release does not apply to liabilities allocated between the parties under the master transaction agreement, the transitional services agreement, and the non-competition agreement.

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

Digital Transitional Services Agreement

Under the transitional services agreement between AMTD Digital and the Controlling Shareholder, the Controlling Shareholder agrees that, during the service period, as described below, the Controlling Shareholder will provide us with various corporate support services, including:

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

The service period under the transitional services agreement commenced on May 20, 2021, being the public filing date of the registration statement for AMTD Digital’s initial public offering, and had been renewed for an additional 18 months subsequently on November 20, 2022, May 20, 2024 and November 20, 2025. AMTD Digital may terminate the transitional services agreement with respect to either all or part of the services by giving 30-day prior written notice to the Controlling Shareholder and paying a termination fee equal to the direct costs incurred by the Controlling Shareholder in connection with its provision of services at the time of the early termination. The Controlling Shareholder may terminate this agreement with respect to either all or part of the services by giving us a 30-day prior written notice if the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of our then outstanding securities or ceases to be the largest beneficial owner of our then outstanding voting securities, without considering holdings of institutional investors that have acquired our securities in the ordinary course of their business and not with the purpose or the effect of changing or influencing control of AMTD Digital.

Digital Non-competition Agreement

The non-competition agreement between AMTD Digital and the Controlling Shareholder provides for a non-competition period beginning upon the completion of AMTD Digital’s initial public offering and ending on the later of (1) two years after the first date when the Controlling Shareholder together with its subsidiaries ceases to own in aggregate at least 20% of the voting power of AMTD Digital’s then outstanding securities and (2) the fifth anniversary of the completion of AMTD Digital’s initial public offering. The agreement can be terminated early by mutual written consent of the parties.

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

The non-competition agreement also provides for a mutual non-solicitation obligation that neither AMTD Digital nor the Controlling Shareholder may, during the non-competition period, hire, or solicit for hire, any active employees of, or individuals providing consulting services to the other party, or any former employees of, or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the non-competition period.

Contractual Arrangements

In October 2022, AMTD Digital entered into an agreement with the Controlling Shareholder, pursuant to which AMTD Digital agrees to provide digital solutions services to support the management of one of the investee companies for a fixed annual service fee of HK$20.0 million. In addition to the fixed annual service fee, AMTD Digital is entitled to receive 15% of all distributions, in any form, received by the Controlling Shareholder from the investee company, including but not limited to cash or share dividends, regardless of whether on a regular or one-off basis. AMTD Digital is also entitled to receive 15% of any profit generated by the Controlling Shareholder from the disposal of any shares of the investee company. However, AMTD Digital is not liable for any loss arising from the disposal of any shares of investee company by the Controlling Shareholder. This agreement with the Controlling Shareholder will remain effective until terminated by mutual agreement.

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

Our Hotel Properties

TGE holds the following premium whole building properties and provide hospitality services.

iclub AMTD Sheung Wan Hotel

Through TGE, we own a majority interest in the iclub AMTD Sheung Wan Hotel. iclub AMTD Sheung Wan Hotel is a contemporary select-service hotel centrally located amidst Hong Kong’s famed Sheung Wan district, a prime center for business and entertainment. The hotel has 32 stories with 98 guestrooms and suites and is managed by our joint venture partner. It has a total gross floor area of over 5,000 square meters.

We hold a 999-year leasehold interest in the land plot underlying the iclub AMTD Sheung Wan Hotel. The hotel property is mortgaged to The Bank of East Asia, Limited in relation to loan facilities in the original principal amount of HK$400,000,000.

Dao by Dorsett AMTD Singapore

Through TGE, we own a majority interest and manage Dao by Dorsett AMTD Singapore. Located in the heart of Singapore’s Central Business District, Dao by Dorsett AMTD Singapore features high quality serviced apartment units with excellent connectivity. The property has 26 stories with 268 studios (with one and two bedrooms). It has a total gross floor area of over 25,000 square meters.

We hold a 99-year leasehold interest in the land plot underlying Dao by Dorsett AMTD Singapore which expires in 2066. The hotel property is mortgaged to RHB Bank Berhad in relation to loan facilities in the original principal amount of SGD217,000,000.

AMTD IDEA Tribeca Hotel

In March 2026, we, through TGE, acquired a hotel in New York City, Tribeca at a total consideration of US$69 million and renamed it into AMTD IDEA Tribeca Hotel. Located at 39 6th Ave, New York, NY 10013, the property has since been rebranded as AMTD IDEA Tribeca Hotel and is planned to be converted to become the world’s first Art Newspaper House. The hotel features 151 spacious rooms and suites, along with a full fitness center, 5,000 square feet of retail space, and convenient subway access. It has a total gross floor area of over 65,000 square feet. We own fee simple title to the land plot underlying AMTD IDEA Tribeca Hotel.

Other Properties

Through TGE, we own two units in a property located in New York. The property is a high-rise luxury building situated in a major metropolitan area, and represents one of our premium asset investments. One of the units is mortgaged to East West Bank in relation to loan facilities in the original principal amount of US$11.2 million. We also own a property located in Bridle Path, Toronto. The property is located on a freehold land, representing one of our premium asset investments.

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

In 2023, 2024 and 2025, we derived total revenue of US$130.9 million, US$80.5 million and US$101.2 million, respectively, and derived total comprehensive income of US$152.9 million, US$61.0 million and US$61.9 million, respectively.

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

Major Factors Affecting Our Results of Operations

Revenue

Our revenue consists of (i) capital market solutions services income, (ii) digital solutions and other services income, (iii) fashion, arts and luxury media advertising and marketing services income, (iv) hotel operations, hospitality and VIP services income, (v) dividend income and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets, and (vi) net fair value changes on financial assets at fair value through profit or loss, The following table sets forth a breakdown of our revenue in absolute amount and as a percentage of total revenue for the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Revenue	(in thousands, except for percentages)
Revenue from contracts with customers
Digital solutions and other services income	13,469	10.3	3,396	4.2	2,889	2.9
Fashion, arts and luxury media advertising and marketing services income	14,474	11.0	18,859	23.4	17,740	17.5
Hotel operations, hospitality and VIP services income	10,301	7.9	23,132	28.8	27,965	27.6
Revenue from other sources
Dividend income and gain from disposed financial assets at fair value through profit or loss (“FVTPL”) and settled derivative financial assets	133,569	102.0	8,681	10.8	8,616	8.5
Net fair value changes on financial assets at fair value through profit or loss (except gain from disposed financial assets at FVTPL and settled derivative financial assets)	(40,899)	(31.2)	26,389	32.8	44,005	43.5
Total	130,914	100.0	80,457	100.0	101,215	100.0

Revenue from contracts with customers

The following table sets forth a breakdown of our revenue from contracts with customers in absolute amount and as a percentage of total revenue from contracts with customers for the periods presented.

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue from contracts with customers
Digital solutions and other services income	13,469	35.2	3,396	7.5	2,889	6.0
Fashion, arts and luxury media advertising and marketing services income	14,474	37.9	18,859	41.5	17,740	36.5
Hotel operations, hospitality and VIP services income	10,301	26.9	23,132	51.0	27,965	57.5
Total	38,244	100.0	45,387	100.0	48,594	100.0

In 2025, we derive revenue from contracts with customers from three business lines: fashion, arts and luxury media advertising and marketing services, digital solutions and other services, hotel operations, hospitality and VIP services. For fashion, arts and luxury media business, we earn revenue primarily from (i) provision of advertising and marketing services; and (ii) media licensing. We derive service fees and commission income from providing digital solutions and insurance brokerage services. For hotel operations, hospitality and VIP services, we earn primarily from provision of hospitality services.

Dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets

We make equity investments with our own capital in companies of our strategic choice. Our dividend and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets in 2023, 2024 and 2025 consisted of various strategic and financial investments.

Net fair value changes on financial assets at fair value through profit or loss

We record net fair value changes on financial assets at fair value through profit or loss with respect to our strategic investments, which primarily include equity investments in both public and private companies. For a discussion of fair value measurement of our financial assets, see “Item 5. Operating And Financial Review And Prospects—A. Operating Results—Critical Accounting Estimates.

Other income and gains

Other income and gains consists of (i) bank interest income, (ii) interest income from Controlling shareholder, (iii) gain on bargain purchase, (iv) gain on disposal of subsidiaries, and (v) other non-recurring miscellaneous income.

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Other Operating Expenses
Cost of production	3,761	12.8	7,102	18.0	8,206	19.9
Cost of hotel operation	3,477	11.8	8,510	21.6	11,774	28.5
Marketing and brand promotional expenses	649	2.2	638	1.6	1,030	2.5
Premises costs and office utilities	5,387	18.4	3,646	9.2	322	0.8
Traveling and business development expenses	223	0.8	272	0.7	195	0.5
Commissions and bank charges	232	0.8	302	0.8	241	0.6
Office and maintenance expenses	274	0.9	5	0.0	11	0.0
Administrative service fee	4,597	15.7	4,615	11.7	4,618	11.2
Legal and professional related fees	5,631	19.2	5,644	14.3	3,637	8.8
Staff recruitment expenses	1,272	4.3	1,039	2.6	-	-
Others	3,848	13.1	7,700	19.5	11,276	27.2
Total	29,351	100.0	39,473	100.0	41,310	100.0

Staff costs

Staff costs consist of employee salaries, bonuses, staff welfare, and pension scheme contributions. The following table sets forth a breakdown of our staff costs for the periods presented.

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Staff Costs
Salaries, bonuses and staff welfare	18,493	14,007	12,313
Pension scheme contributions (defined contribution schemes)	1,590	1,464	1,177
Total	20,083	15,471	13,490

Finance costs

Finance costs represent our interest expenses on bank borrowings, amount due to a non-controlling shareholder, and lease liabilities.

Seasonality

Our results of operations are subject to fluctuations due to the nature of digital solutions and other services, fashion, arts and luxury media advertising and marketing services and hotel operations, hospitality and VIP services businesses. Seasonality of our business was not apparent historically.

Taxation

We had income tax expense of US$4.3 million, income tax expense of US$1.6 million, and income tax expense of US$1.6 million for the years ended December 31, 2023, 2024 and 2025, respectively. The following summarizes our applicable tax rates in the Cayman Islands and Hong Kong.

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

France

In France, corporate income tax rate of 15% applies to the first €42,500 of taxable profits for entities realizing a turnover up to €10 million. The corporate income tax rate above €42,500 of taxable profits is 25%.

Italy

Italian corporate entities are subject to a corporate income tax of 24%, and to a regional production tax of 3.9%.

United States

In the United States, the federal corporate tax rate is a flat rate of 21%. In New York State, the corporate franchise tax rate is 6.5% for companies with business income up to US$5 million, and 7.25% for those exceeding US$5 million. Additionally, subsidiaries located in New York City are subject to a local corporate tax of 8.85%.

Southeast Asia

Malaysian corporate income tax is 24% of the chargeable. Singapore tax on corporate income is imposed at a flat rate of 17%.

Results of Operations

	For the Year Ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
	(in thousands, except for percentages)
Revenue
Digital solutions and other services income	13,469	10.2	3,396	4.2	2,889	2.9
Fashion, arts and luxury media advertising and marketing services income	14,474	11.1	18,859	23.4	17,740	17.5
Hotel operations, hospitality and VIP services income	10,301	7.9	23,132	28.8	27,965	27.6
Dividend income and gain from disposed financial assets at FVTPL and settled derivative financial assets	133,569	102.0	8,681	10.8	8,616	8.5
Sub-total	171,813	131.2	54,068	67.2	57,210	56.5
Net fair value changes on financial assets at fair value through profit or loss (except gain from disposed financial assets at FVTPL and settled derivative financial assets)	(40,899)	(31.2)	26,389	32.8	44,005	43.5
Total revenue	130,914	100.0	80,457	100.0	101,215	100.0
Other income	22,942	17.5	18,931	23.5	33,632	33.1
Other gain	68,797	52.6	24,757	30.8	1,514	1.5
Impairment loss under expected credit loss made on financial assets	(4,988)	(3.8)	—	—	—	—
Other operating expenses	(29,351)	(22.4)	(39,473)	(49.1)	(41,310)	(40.8)
Staff costs	(20,083)	(15.3)	(15,471)	(19.2)	(13,490)	(13.3)
Finance costs	(8,199)	(6.3)	(13,425)	(16.7)	(12,742)	(12.6)
Share of losses of joint ventures	(2,335)	(1.8)	(559)	(0.7)	—	—
Profit before tax	157,697	120.5	55,217	68.6	68,819	67.9
Income tax expense	(4,314)	(3.3)	(1,639)	(2.0)	(1,568)	(1.6)
Profit for the year	153,383	117.2	53,578	66.6	67,251	66.3

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

	For the Year Ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Capital market solutions
Segment revenue	—	—	—
Segment results(1)	(1,276)	—	—
Digital solutions and other services
Segment revenue	13,469	3,396	2,889
Segment results(1)	9,126	2,624	2,461
Media and entertainment services
Segment revenue	14,474	18,859	17,740
Segment results(1)	3,239	2,072	162
Hotel operations, hospitality and VIP services
Segment revenue	10,301	23,132	27,965
Segment results(1)	2,106	(944)	1,902
Strategic Investments
Segment revenue	92,670	35,070	52,621
Segment results(1)	92,670	35,070	52,621
Total segment results	105,865	38,822	57,146

Note:

(1)	The segment results represent segment revenue that excludes (i) corporate and other unallocated expenses, (ii) unallocated finance costs, (iii) unallocated other income, and (iv) unallocated other gain.

For reconciliation of segment revenue to consolidated revenue and reconciliation of segment results to consolidated profit before tax, see note 4 to our consolidated financial statements for the years ended December 31, 2023, 2024, and 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Revenue from contracts with customers. Our revenue from contracts with customers increased by 7.1% from US$45.4 million in 2024 to US$48.6 million in 2025, primarily due to an additional contribution recognized from our hotel operations, hospitality and VIP services during the year ended December 31, 2025.

Dividend income and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets. Our dividend income and gain from disposed financial assets at fair value through profit or loss and settled derivative financial assets remained stable at US$8.7 million in 2024 and 2025. The amount represents dividend income received during the year.

Net fair value changes on financial assets at fair value through profit or loss. The net fair value gain totaled US$44.0 million in 2025 while we recorded net fair value gain of US$26.4 million in 2024. This was primarily due to the fluctuation in the stock market affecting the fair value of the listed shares of Bank of Qingdao and Guangzhou Rural Commercial Bank which we hold as investments.

Other income and gains

Our other income and gains decreased by 19.6% from US$43.7 million in 2024 to US$35.1 million in 2025, primarily attributable to a decrease in gain arising from disposal of subsidiaries from US$24.8 million in 2024 to US$1.4 million in 2025, partially offset by an increase in net average outstanding balance due from our immediate holding company, which was interest bearing, giving rise to an increase of interest income of US$14.8 million.

Other operating expenses

Our other operating expenses increased by 4.7% from US$39.5 million in 2024 to US$41.3 million in 2025, primarily due to (i) an increase in cost of production of US$1.1 million, and (ii) an increase of US$3.2 million in depreciation and amortization, as a result of additional contribution recognized from our hotel operation.

Staff costs

Our staff costs decreased by 12.8% from US$15.5 million in 2024 to US$13.5 million in 2025, primarily due to the overall cost control measure implemented by us in 2025.

Finance costs

Our finance costs decreased by 5.1% from US$13.4 million in 2024 to US$12.7 million in 2025, primarily due to the settlement of the amount due to the non-controlling shareholder, which is interest-bearing during the year ended December 31, 2024.

Income tax expense

Income tax expense remained stable at US$1.6 million in 2024 and 2025.

Profit for the year

As a result of the foregoing, our profit increased by 25.5% from US$53.6 million in 2024 to US$67.3 million in 2025.

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

Selected Items on the Consolidated Statements of Financial Position

The following table sets forth certain selected consolidated statements of financial position data as of the dates indicated:

	As of December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Selected Consolidated Statements of Financial Position Data
Assets:
Accounts receivable	5,525	7,029	7,113
Amount due from immediate holding company	1,057,007	1,400,612	1,346,526
Financial assets at fair value through profit or loss	79,607	164,620	358,387
Total assets	1,486,590	2,069,918	2,300,314
Liabilities and Equity:
Accounts payable	9,382	3,640	1,532
Bank borrowings—current	65,793	63,539	83,232
Bank borrowings—non-current	30,373	219,434	208,910
Total liabilities	193,016	369,889	385,377
Perpetual securities	234,238	234,245	206,559
Total equity	1,293,574	1,700,029	1,764,827
Total liabilities and equity	1,486,590	2,069,918	2,300,314

Accounts receivable

Our accounts receivable consists of (i) commission receivable from insurance brokerage, (ii) receivable from fashion, arts and luxury media advertising and marketing services, and (iii) receivable arising from hotel operations, hospitality and VIP services. The following table sets forth a breakdown of our accounts receivable as of the dates indicated.

	As of December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Accounts receivable:
Commission receivable from insurance brokerage	200	572	—
Receivable from media and entertainment services	5,214	4,973	5,977
Receivable from hotel operations, hospitality and VIP services	111	1,484	1,136
Total	5,525	7,029	7,113

Our accounts receivable remained stable at US$7.0 million and US$7.1 million as of December 31, 2024 and 2025, primarily due to an increase in receivable from hotel operations, hospitality and VIP services of US$1.0 million, arising from the additional contribution from our hotel operation and hence increased revenue generated from the hotel segment; offsetting by a decrease in receivable from media and entertainment services of US$0.3 million, resulting from a drop in the segment revenue.

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

The following table sets forth an aging analysis of accounts receivable as of the dates indicated, based on the invoice date, net of loss allowance.

	As of December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Not yet due	3,075	3,395	2,318
Past due
– Within 1 month	530	1,116	1,275
– 1 to 3 months	974	1,256	1,608
– Over 3 months	946	1,262	1,912
Total	5,525	7,029	7,113

Our accounts receivable not yet past due decreased by 32.4% from US$3.4 million as of December 31, 2024 to US$2.3 million as of December 31, 2025, primarily attributable to decrease in receivables due to the change in revenue mix and enhancement made in the receivables collection process, which also lead to a decrease in accounts receivable past due within 1 month. The balances of accounts receivable past due as of December 31, 2024 and 2025 remained stable.

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

The amount of our due from immediate holding company decreased from US$1.4 billion as of December 31, 2024 to US$1.3 billion as of December 31, 2025, primarily attributable to a repayment from the immediate holding company of US$59.3 million during the year.

The amount of our due from immediate holding company increased from US$1.1 billion as of December 31, 2023 to US$1.4 billion as of December 31, 2024, primarily attributable to the issuance of new shares of the Company and AMTD Digital which were settled through intercompany account.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss primarily consist of (i) listed equity shares at quoted prices, (ii) unlisted equity shares, (iii) movie income right investments; and (iv) investments held in trust account, all of which are related to our strategic investment business.

Our financial assets at fair value through profit or loss increased from US$164.6 million as of December 31, 2024 to US$358.4 million as of December 31, 2025, primarily attributable to (i) a net appreciation in value of US$44.0 million; and (ii) investments held in the trust account by TGE Value Creative Solutions Corp, amounting to approximately US$150.1 million, which were invested in money market funds. In December 2025, TGE Value Creative Solutions Corp raised 15,000,000 units, at US$10.00 per unit, and the funds was placed in the trust account located in the United States. Except for permitted withdrawals, the funds held in the trust account are restricted and can only be used to pay redeeming shareholders or distribute to public shareholders in the event of liquidation.

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

	As of December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Accounts payable:
Payables to suppliers of media and entertainment services	8,628	2,386	1,120
Others	754	1,254	412
Total	9,382	3,640	1,532

Our accounts payable decreased from US$3.6 million as of December 31, 2024 to US$1.5 million as of December 31, 2025, primarily attributable to a decrease of US$1.3 million in payables to suppliers of fashion, arts and luxury media advertising and market services as a result of the optimization of our payment cycle.

Our accounts payable decreased from US$9.4 million as of December 31, 2023 to US$3.6 million as of December 31, 2024, primarily attributable to a decrease of US$6.2 million in payables to suppliers of fashion, arts and luxury media advertising and market services as a result of the optimization of our payment cycle.

Bank borrowings

Our total bank borrowing were US$292.1 million as of December 31, 2025. These bank borrowings bore average contractual interest rate of 5.46% per annum and among that, bank borrowings of US$229.1 million were secured by our hotel properties, US$33.0 million were secured by pledged bank deposits of US$33.0 million and US$30.0 million were secured by the assets of TGE and a wholly owned subsidiary of TGE.

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

Perpetual securities

As at December 31, 2024, the total amount of active perpetual securities was US$200.0 million and SG$38.8 million; while as at December 31, 2025, the total amount of active perpetual securities was US$200.0 million. During the year ended December 31, 2025, we made early redemption in the principal amount of SGD38.8 million.

B. Liquidity and Capital Resources

Our principal sources of liquidity to finance our operating and investing activities have been issuances of equity securities in our initial public offering and private placements, perpetual securities and bank borrowings, as well as net cash provided by operating activities. As of December 31, 2025, we had US$51.1 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of general bank balances. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures, and debt repayment obligations for at least the next 12 months. We may from time to time decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations.

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

In May 2023, we obtained a bank borrowing of US$30.0 million, which is unsecured and denominated in US$. The loan carries interest rate at daily Wall Street Journal Prime Rate and is repayable by May 2025. This borrowing was transferred to TGE with the same principal in December 2025.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	As of December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Summary Consolidated Cash Flows Data
Net cash generated from operating activities	39,978	5,159	17,834
Net cash used in investing activities	(266,967)	(45,338)	(174,969)
Net cash generated from/(used in) financing activities	209,348	(17,340)	145,475
Net decrease in cash and cash equivalents	(17,641)	(57,519)	(11,660)
Cash and cash equivalents at the beginning of year	138,297	120,234	62,872
Effect of foreign exchange rate change, net	(422)	157	(138)
Cash and cash equivalents at the end of year	120,234	62,872	51,074

Operating Activities

Net cash generated from operating activities in 2025 was US$17.8 million, which consists of our profit before tax of US$68.8 million as adjusted for non-cash items and the effects of changes in operating assets and liabilities. Adjustments for non-cash items primarily included US$1.4 million of gain from disposal of subsidiaries, US$33.5 million of interest income, US$8.6 million of dividend income, and US$44.0 million of net fair value gain and disposal gain on financial assets at fair value through profit or loss in connection with our strategic investment business, partially offset by US$12.7 million of finance costs relating to our bank borrowings, interest-bearing amount due to a non-controlling shareholder and lease liabilities, and US$9.9 million of depreciation and amortization. The principal items accounting for the changes in operating assets and liabilities were (i) US$3.6 million of increase in other payables and accruals, and (ii) US$2.5 million of decrease in prepayments, deposits and other receivables, partially offset by (iii) a decrease in accounts payable and other assets of US$2.7 million.

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

Investing Activities

Net cash used in investing activities in 2025 was US$175.0 million, which was primarily attributable to the net effect of (i) an addition to financial assets at FVTPL of US$150.0 million, (ii) US$82.6 million of deposits paid for acquisitions, partially offset by a net decrease in amount due from immediate holding company of US$59.3 million.

Net cash used in investing activities in 2024 was US$45.3 million, which was primarily attributable to the net effect of (i) a net increase in advance to immediate holding company of US$41.4 million, (ii) payments for acquisitions of financial assets at fair value through profit or loss of US$7.2 million, partially offset by the net cash received from acquisition of subsidiaries of US$4.3 million.

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

Financing Activities

Net cash generated from financing activities in 2025 was US$145.5 million, which was mainly due to (i) net proceeds from the issuance of shares of subsidiaries of US$163.2 million, partially offset by (ii) US$13.1 million of finance costs paid, (iii) US$2.3 million of costs arising from issuance of shares of subsidiaries, and (iv) distribution to perpetual securities holders of US$2.2 million.

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

Material Cash Requirements

The following table sets forth our contractual obligations as of December 31, 2025.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(US$ in millions)
Bank borrowings, with principal and interest	351.4	62.3	[67.0]	[163.3]	19.1

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

While the table above indicates our contractual obligations as of December 31, 2025, the actual amounts we are eventually required to pay may be different in the event that any agreements are renegotiated, canceled, or terminated.

Capital Expenditures

Our capital expenditures were insignificant in 2023, 2024 and 2025. In these periods, our capital expenditures were primarily used for purchases of office equipment. We will continue to make capital expenditures to meet the expected growth of our business. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our financing activities.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The Critical Accounting Estimates are consistent with the disclosure presented in the consolidated financial statements for the years ended December 31, 2023, 2024 and 2025.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dr. Feridun Hamdullahpur(1)(2)(3)	71	Chairman of the Board of Directors, Chairman of Executive Management Committee, and Independent Director
Dr. Timothy Tong(1)(2)(3)	72	Independent Director
Dr. Annie Koh(1)(3)	72	Independent Director
Jazz Li	43	Independent Director
Marcellus Wong(2)	72	Independent Director
Raymond Yung	65	Independent Director
Giampietro Baudo	49	Chief Executive Officer
Xavier Zee	51	Chief Financial Officer

Notes:

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and corporate governance committee.

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

Dr. Timothy Tong is an independent director, and chairman of the board of AMTD Digital. Dr. Tong has been instrumental in establishing various initiatives with academic institutions to support talent development in FinTech. Examples include the formation of the AMTD FinTech Centre of PolyU Faculty of Business, which spawned the first doctoral degree in FinTech in Asia. Dr. Tong was appointed an independent director in February 2022. Dr. Tong is the chief executive officer of AMTD Charity Foundation, and chairman of the Hong Kong Laureate Forum, which is an organization formed by distinguished personalities and academics in Hong Kong. The mission is to connect the current and next generations of leaders in scientific pursuit, and to promote science and technology to the youngsters in Hong Kong and around the world. Dr. Tong is an internationally renowned educator and expert in heat transfer. He served as the President of The Hong Kong Polytechnic University from January 2009 to December 2018. He is also the former dean of the school of engineering and applied science at The George Washington University, and the former chairman of the steering committee of the Pilot Green Transport Fund of the Environmental Protection Department in Hong Kong. He is a fellow of the American Society of Mechanical Engineers, a fellow and former president of the Hong Kong Academy of Engineering Sciences. Dr. Tong currently serves as an independent non-executive director of EleBank Bank Limited (formerly known as Airstar Bank Limited); an independent non-executive director of Gold Peak Technology Group Limited (SEHK: 40); a non-executive director of Freetech Road Recycling Technology (Holdings) Limited (SEHK: 6888); and an independent non-executive director of Gold Peak Industries Limited (SGX: G20). Dr. Tong has been a Justice of the Peace in Hong Kong since July 2010. Dr. Tong received a Ph.D. degree in mechanical engineering from the University of California at Berkeley in December 1980, a master of science degree in engineering from University of California Berkeley in June 1978 and a bachelor of science degree in mechanical engineering from Oregon State University in June 1976.

Dr. Annie Koh has served as our independent director since June 2020. Dr. Koh is a renowned conference speaker, panel moderator, and commentator. Dr. Koh chaired the Asian Bond Fund 2 supervisory committee for the Monetary Authority of Singapore from 2005-2023 and is currently a committee member of Singapore’s Customs Advisory Council. Dr. Koh has been appointed board member of Singapore Food Agency since April 1, 2023. Dr. Koh is currently Chairman of Prime US REIT and an independent director of Prudential Assurance Company Singapore Pte Ltd, Yoma Strategic Holdings Ltd and a board member of EtonHouse Community Fund (Charity), Dr. Koh previously served on GovTech, Singapore’s CPF, HMI, K1 Ventures boards, and was a member of the World Economic Forum Global Future Council from 2019 to 2022, and the HR Industry Transformation Advisory Panel from 2018 to March 2023. Dr. Koh also advises selected single-family offices and privately owned enterprises such as Flexxon Pte Ltd., JCK4Life and TOP International, and startups such as Dedoco, Float Foods Pte Ltd, Hyperscal Solutions Pte Ltd, Pyxis Maritime Pte Ltd, and non-profits such as Cyber Youth Singapore. Dr. Koh has been an investment committee member of iGlobe Partners since July 2010, advisor to CUBE3 Ventures since October 2021, and Asia Food Sustainability Fund since February 2022. Previously held leadership positions at SMU include Vice President for Business Development; V3 Group Professor of Family Entrepreneurship; Academic Director of Business Families Institute and International Trading Institute; Associate Dean, Lee Kong Chian School of Business; and Dean, Office of Executive and Professional Education. Dr. Koh received her Ph.D. degree in International Finance as a Fulbright scholar from Stern School of Business, New York University in 1988. Dr. Koh’s research interests are in Family Office and Family Business, Investor Behaviour, Alternative Investments and Enterprise Risk Management. Dr. Koh co-authored Financial Management: Theory and Practice, 2nd edition (2021), and Financing Internationalisation–Growth Strategies for Successful Companies (2004), co-editor of Asian Family Business: Succession, Governance and Innovation (2020), and author of a number of Asian family business cases and survey reports. In recognition of her contribution to education and the public sector, Dr. Koh was awarded the bronze and silver Singapore Public Administration medal in 2010 and 2016 respectively, the Adult Education Prism Award in 2017, and the Tripartite Alliance Award in 2023.

Mr. Jazz Li has served as our independent director since February 2024. Jazz is a cultural entrepreneur and a leader in the movement to transcend the boundaries of fine art and entertainment, realizing the potential synergies between fine art, culture, and mass media. Jazz has crafted celebrity-curated fine art exhibitions, which have achieved critical reception not just from the fine art world but also from general audiences—working closely with fine art celebrity curators such as the King of Mandopop Jay Chou. As the founder and chief executive officer of ENVISEAM, Jazz has also redefined how the auction world can leverage a transformation of content and influence to achieve a more significant critical following, as demonstrated in ENVISEAM’s partnership with Sotheby’s in 2021, and Christie’s in 2023. Since the mid-2010s, Jazz has made use of his knowledge and network from his experience in the collection of fine art to develop concepts and the foundations of ENVISEAM. Before his commitments to the collection of fine art, he was a professional advisor to enterprises and entrepreneurs with regard to technology. In 2005, he founded the first virtual assets and currency marketplaces in Southeast Asia, MMO Factory and Golden Turn. Jazz studied economics at the London School of Economics and graduated in 2004. In his youth, he was active in sports and computer science, representing his school in national competitions.

Mr. Marcellus Wong is our independent director and has over 40 years of experience in accounting and taxation. Mr. Wong has been serving as the vice chairman of the board of directors of our Controlling Shareholder since October 2015. Mr. Wong served in a number of other positions including, from June 2015 to June 2021, independent non-executive director of SEHK-listed Xinte Energy Co., Ltd. (SEHK: 1799); from July 2012 to June 2017, senior advisor of PricewaterhouseCoopers; and, from November 2001 to October 2021, a member of the Joint Liaison Committee on Taxation that advises the government of Hong Kong on tax issues. Mr. Wong has also served as a council member of the Taxation Institute of Hong Kong from 1995 to 2017, president from 1996 to 1999, and chairman of advisory board since 2017. He was the president of CPA Australia-Hong Kong China Division from 2004 to 2005 and has served as its honorary adviser of Greater China region since July 2014. Mr. Wong joined PricewaterhouseCoopers in February 1990 and, prior to his retirement in June 2012, served as a partner and compliance leader in Hong Kong and Chinese mainland as well as risk and quality leader for its tax practice in the Asia Pacific region. Mr. Wong graduated from the Hong Kong Polytechnic (currently known as The Hong Kong Polytechnic University) with a higher diploma in accountancy in October 1977, and also obtained a degree through the external program from the University of London in the United Kingdom in August 1989. Mr. Wong was admitted as a fellow of the Hong Kong Institute of Certified Public Accountants in December 1987, a fellow of CPA Australia in October 2001, and a fellow of the Taxation Institute of Hong Kong in March 2004.

Mr. Raymond Yung is our independent director, and has over 40 years of experience in advising financial institutions in Hong Kong and Chinese mainland. Mr. Yung sits on the board of Citibank (Hong Kong) Limited as an independent non-executive director. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years, and has been serving on PwC’s China, Hong Kong and Singapore Firm’s Board of Partners until his retirement in 2016. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UK Chartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.

Mr. Giampietro Baudo is our chief executive officer. He is the Global Chief Content Officer of L’Officiel and the Editor in Chief of L’Officiel Italia Publishing SRL. He joined L’Officiel in 2019 from Esquire Italia where he has served as the Editor in Chief since 2017, launching and managing one of the world’s leading men’s fashion publications (in his tenure at Hearst Magazines Italia he worked closely to the board also for the feminine magazine Elle and Marie Claire plus on digital launch of Harper’s Bazaar Italia). Previously he was the Editor in Chief of MF Fashion, the one and only European daily newspaper about fashion and luxury, where he continues to be contributor go with the BLACKSTAGE weekly column. During his career he has been, also, Managing Editor of L’Uomo Vogue, Vogue Sport and Vogue Tessuti, Editor at large of Vogue Italia, EIC of MFF-Magazine for Fashion and MFF-Magazine for Living, Curator of the exhibition “Eccellenza Italia” in China, Creative Director of Ladies and contributor to System magazine, Elle and Vogue Italia. He is also part of the jury/committee for CFDA-The Council of Fashion Designers of America, BFC-British fashion council, CNMI-Camera nazionale della moda Italiana, ITS-International Talent Support and many other international fashion awards.

Mr. Xavier Zee is our chief financial officer and chief financial officer of our Controlling Shareholder. Mr. Zee joined our Controlling Shareholder in November 2020. Mr. Zee was admitted to the partnership of PricewaterhouseCoopers in July 2008, and has over 24 years of experience in providing assurance, business advisory, and capital market services to companies, especially in the financial service industry, in Chinese mainland and Hong Kong. Mr. Zee obtained his bachelor’s degree in business administration with first class honors in The Chinese University of Hong Kong in 1996. Mr. Zee is currently a member of Hong Kong Institute of Certified Public Accountants and American Institute of Certified Public Accountants, and is a Chartered Global Management Accountant.

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

For the year ended December 31, 2025, we paid an aggregate of US$0.1 million in cash compensation (inclusive of directors’ fees) to our directors. Directors are reimbursed for all expenses incurred in connection with each board of directors meeting and when carrying out their duties as directors of our company.

For the year ended December 31, 2025, we paid an aggregate of US$0.6 million in cash compensation to our executive officers, excluding compensation paid to the executive officers who also serve and receive compensation as our directors.

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

D.	Employees

We had 232, 114 and 166 employees as of December 31, 2023, 2024, and 2025, respectively.

The following tables sets forth the number of our employees by function as of December 31, 2025.

Function	Number of Employees	Percentage
General management, finance and administration	9	5.4%
Sales and marketing	16	9.7%
Hotel operation	93	56.0%
Production and editorial	48	28.9%
Total	166	100.0%

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

The calculations in the shareholder table below are based on 574,233,326 ordinary shares issued and outstanding as of the date of this annual report, comprising of (i) 272,100,605 Class A ordinary shares, and (ii) 302,132,721 Class B ordinary shares.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Dr. Feridun Hamdullahpur	—	—	—	—
Dr. Timothy Tong	—	—	—	—
Dr. Annie Koh	—	—	—	—
Mr. Jazz Li
Mr. Marcellus Wong	—	—	—	—
Mr. Raymond Yung	—	—	—	—
Mr. Giampietro Baudo	—	—	—	—
Mr. Xavier Zee	—	—	—	—
All directors and executive officers as a group	—	—	—	—
Principal Shareholder:
AMTD Group(1)	46,340,530	142,782,558	32.9	46.7

Notes:

*	The address of our directors and executive officers is 66 rue Jean-Jacques Rousseau, 75001 Paris.

†	Beneficial ownership is determined in accordance with the SEC rules, and includes voting or investment power with respect to the securities. For each person and group included in this column, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant, or other right within 60 days after the date of this annual report.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to twenty votes per share, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	AMTD Group directly holds 142,782,558 Class B ordinary shares of the Company and indirectly and effectively holds 46,340,530 Class A ordinary shares of the Company through its subsidiaries, AMTD Education Group and AMTD Asset Alpha Group. AMTD Group is a British Virgin Islands company, with its registered address at the offices of Conyers Trust Company (BVI) Limited, Commerce House, Wickhams Cay I, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The board of directors of AMTD Group consists of Mr. Marcellus Wong and Dr. Feridun Hamdullahpur.

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

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands may recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and may give a judgment based thereon, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Our Controlling Shareholder recharged staff costs and premises costs to us. For the year ended December 31, 2025, US$4.6 million was charged by our Controlling Shareholder in this regard. Moreover, starting from July 2022, our Controlling Shareholder charged a fixed service fee of HK$9,000,000 per quarter for other administrative expenses to us.

In August 2019, we entered into an intercompany financing agreement with our Controlling Shareholder, we made unsecured, interest bearing advances with no fixed term of repayment to our Controlling Shareholder and its subsidiaries for fund allocation purposes. As of December 31, 2023, the amount of outstanding balance due from our Controlling Shareholder and its subsidiaries was US$1,057.0 million. For the year ended December 31, 2025, 2024 and 2023, interest income of US$31.6 million, US$16.8 million and US$10.5 million was charged to our Controlling Shareholder, respectively.

On December 31, 2023, US$40 million out of the amount of the outstanding balance due from our Controlling Shareholder and its subsidiaries was offset against the consideration for the 4,773,269 Class B ordinary shares repurchased from our Controlling Shareholder.

AMTD Digital entered into an agreement with our Controlling Shareholder in October 2020, pursuant to which AMTD Digital agree to provide advisory and portfolio review services with regard to our Controlling Shareholder’s investment in an investee company, for a fixed annual service fee. In addition to the fixed annual service fee, AMTD Digital is entitled to receive 15% of all distributions, in any form, received by our Controlling Shareholder from an investee company, including cash or share dividends, regardless of whether on a regular or one-off basis. AMTD Digital is also entitled to receive 15% of any profit generated by our Controlling Shareholder from the disposal of any shares of an investee company. However, AMTD Digital is not liable for any loss arising from the disposal of any shares of an investee company. This agreement will remain effective until terminated by mutual agreement. For the fiscal year ended December 31, 2025, the total amount of advisory and service fee that we charged our Controlling Shareholder was US$2.7 million.

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

During the year ended December 31, 2025, TGE entered into a stock lending agreement with a subsidiary of the Controlling Shareholder, pursuant to which the Group lent certain listed equity shares to the subsidiary of the Controlling Shareholder, bearing interest at 2% per annum computed based on market value of the listed equity shares. During the fiscal year ended December 31, 2025, the total amount of stock-borrowing charges was US$0.7 million.

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

U.S. Federal Income Tax Considerations

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below). This summary applies only to U.S. Holders that hold our ADSs or ordinary shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative rulings, judicial decisions, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect as of the date hereof, and all of which are subject to change and differing interpretations (possibly with retroactive effect), which may give rise to U.S. federal income tax considerations different from those discussed below. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire our ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold our ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our ADSs or ordinary shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding our ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Moreover, this discussion does not address U.S. federal estate, gift, or any minimum tax considerations, the Medicare tax on certain net investment income, or any state, local, or non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. Each U.S. Holder should consult its tax advisor regarding the application of U.S. federal tax laws to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares (as determined for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons with respect to all of its substantial decisions or (ii) has a valid election in effect to be treated as a U.S. person under the Code and applicable U.S. Treasury regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners should consult their tax advisors regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are and will continue to be true, and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with its terms. For U.S. federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by our ADSs, and the remainder of this discussion assumes that a U.S. Holder of our ADSs will be so treated. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will generally not be subject to U.S. federal income tax.

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

Based upon our income and assets as well as our market capitalization and that of certain of our affiliates, it is likely that we were a PFIC in 2025, and it is possible that we may be a PFIC for the current taxable year and for future taxable years. Fluctuations in the market price of our ADSs and ordinary shares may affect whether we are classified as a PFIC for the current and future years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined from time to time by reference to the market price of our ADSs or ordinary shares (which may be volatile). In prior years, we took the position that we were not a PFIC based on the presence of goodwill; however, based on the price of our ADSs and ordinary shares during 2025, the value of our goodwill has decreased significantly. Even if the composition of our assets and income were to change such that we believed that we were not a PFIC, there are uncertainties in the application of the relevant rules, and it is possible that the IRS may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, all of which could affect whether we are classified as a PFIC for the current or future taxable years. Accordingly, there can be no assurances regarding our PFIC status for the current or future taxable years. It is also possible that any subsidiary that we own or are treated as owning for U.S. federal income tax purposes could be a PFIC for such taxable years.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to such U.S. holder for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares, even if we cease to be a PFIC. However, if we cease to be a PFIC, any such U.S. holder that has not made a mark-to-market election (described below) may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the our ADSs or ordinary shares, as applicable. If such an election is made, the U.S. holder will be deemed to have sold our ADSs or ordinary shares at their fair market value, and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” The rules described below with respect to any “excess distribution” received from us or any gain from an actual sale or other disposition of our ADSs or ordinary shares will then generally not apply to any of our ADSs or ordinary shares with respect to which the U.S. holder makes such an election made for as long as we do not subsequently become a PFIC. The rules governing deemed sale elections are complex. Each U.S. holder should consult its tax advisors regarding the possibility of and considerations regarding a deemed sale election.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and that we will likely be classified as a PFIC for our current taxable year. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election as described below, the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (generally, any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for our ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of our ADSs or ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated pro rata over the U.S. Holder’s holding period for our ADSs or ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be subject to tax as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect with respect to the U.S. Holder for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may elect out of the foregoing rules by making a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of such ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in such ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that our ADSs, but not our ordinary shares, will be treated as marketable stock so long as our ADSs are listed on the NYSE, but no assurances can be given in this regard.

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

U.S. Holders that own our ADSs or ordinary shares during any taxable year for which we are a PFIC will generally be required to file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisor regarding the U.S. federal income tax consequences of, and reporting requirements relating to, the ownership and disposition of our ADSs or ordinary shares if we are or become a PFIC.

Dividends

As noted above, we were likely a PFIC for the taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply.

Any cash distributions paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of our ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits for U.S. federal income tax purposes, any distribution we pay will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the NYSE, and therefore are considered to be readily tradeable on an established securities market in the United States, although there can be no assurance that our ADSs will continue to be so listed. Although the law in this regard is not entirely clear, because our ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to our ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit in their particular circumstances.

Sale or Other Disposition of Our ADSs or Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. Holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or our ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. Holder, the following rules will generally apply.

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares, as applicable. Such gain or loss will generally be capital gain or loss and will be long-term if the U.S. Holder’s holding period in such ADSs or ordinary shares, as applicable, exceeds one year at the time of the disposition. Non-corporate U.S. Holders (including individuals) will generally be subject to U.S. federal income tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or other disposition of our ADSs or ordinary shares will generally be treated as U.S. source income or loss for U.S. foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. The U.S. foreign tax credit rules are complex. Each U.S. Holder should consult its tax advisor regarding the availability of the foreign tax credit in light of its particular circumstances.

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

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions, and also from the reporting provisions in the case of principal shareholders, contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

We did not receive any payments from the depositary for its ADR program, in 2025.

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

For the period from August 2, 2019 to December 31, 2025, we have used approximately US$4.2 million of the net proceeds from our initial public offering for business and infrastructure expansion, US$65.8 million for funding potential acquisitions of and investments in complementary businesses and US$23.5 million for general corporate purposes, including working capital needs, branding and marketing activities, upgrading technology infrastructure and other general administrative matters.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in our business and infrastructure expansion, fund potential acquisitions and investments, and use the remainder for general corporate purposes.

Item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

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

Based upon its evaluation, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report.

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

	2024	2025
	US$	US$
	(in thousands)
Audit Fees(1)
- Deloitte Touche Tohmatsu	532	-
- Audit Alliance LLP	960	1,020
Audit-related Fees(2)
- Deloitte Touche Tohmatsu	306	-
- Audit Alliance LLP	934	-

(1)	“Audit Fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements for those fiscal years.

(2)	“Audit-related Fees” represent the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”

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

Section 303A.00 of the NYSE Listed Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to such exception granted to foreign private issuers, we have followed our home country practice with respect to the requirement (i) to hold annual general meetings and did not hold an annual general meeting of shareholders in 2025, (ii) to obtain shareholder approval of share issuances (A) to certain related parties where the number of shares issued exceeded either one percent of the number of shares or of the voting power outstanding before the issuance, and (B) where such share are issued as consideration in a transaction or series of related transactions in which a related party has a five percent or greater interest (or such persons collectively have a ten percent or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the issuance exceeded either five percent of the number of shares or of the voting power outstanding before the issuance, and (iii) that we have a compensation committee that is composed entirely of independent directors.

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

Part III

Item 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18.	FINANCIAL STATEMENTS

The consolidated financial statements of AMTD IDEA Group are included at the end of this annual report.

Item 19.	EXHIBITS

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 of Form 6-K furnished with the Securities and Exchange Commission on March 2, 2022)
1.2	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.2	Form of Deposit Agreement among the Registrant, the depositary and all holders of the American Depositary Receipts of the Registrant (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
2.3	AMTD SpiderMan Share Incentive Plan (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2023)
4.1	Form of Employment Agreement between the Registrant and the executive officers of the Registrant (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.2	Form of Indemnification Agreement between the Registrant and the directors and executive officers of the Registrant (incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.3	Master Transaction Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.4	Transitional Services Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.5	Non-Competition Agreement between the Registrant and its controlling shareholder dated June 20, 2019 (incorporated by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-232224) filed with the Securities and Exchange Commission on June 20, 2019)
4.6	Intercompany Financing Agreement between the Registrant and AMTD Group Company Limited dated August 5, 2019 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.7	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.8	Share Purchase Agreement between the Registrant and Ariana Capital Investment Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)

Exhibit Number	Document
4.9	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 19, 2019 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.10	Convertible Note Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated December 19, 2019 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2020)
4.11	Fiscal Agency Agreement between the Registrant, The Bank of New York Mellon, London Branch, The Bank of New York Mellon SA/NV, Luxembourg Branch, and The Bank of New York Mellon, Hong Kong Branch dated March 30, 2020 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)
4.12	Facility Letter between Nanyang Commercial Bank, Limited and the Registrant dated September 22, 2020 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 28, 2021)
4.13	Sale and Purchase Agreement between AMTD Group Company Limited and the Registrant dated July 9, 2021 (incorporated herein by reference to Exhibit 4.13 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.14	Share Repurchase Agreement between AMTD Group Company Limited and the Registrant dated September 30, 2021 (incorporated herein by reference to Exhibit 4.14 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.15	Share Purchase Agreement between the Registrant and Cheng Huang dated December 27, 2021 (incorporated herein by reference to Exhibit 4.15 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.16	Business Loan Agreement between the Registrant and East West Bank dated December 28, 2021 (incorporated herein by reference to Exhibit 4.16 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.17	Share Purchase Agreement between the Registrant and Unicorn Star Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.17 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.18	Share Purchase Agreement between the Registrant and Longling Capital Ltd dated December 29, 2021 (incorporated herein by reference to Exhibit 4.18 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.19	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.19 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.20	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated December 29, 2021 (incorporated herein by reference to Exhibit 4.20 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.21	Share Purchase Agreement between the Registrant and NGSP Holdings Limited dated January 15, 2022 (incorporated herein by reference to Exhibit 4.21 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.22	Share Purchase Agreement between the Registrant and Value Partners Greater China High Yield Income Fund dated January 19, 2022 (incorporated herein by reference to Exhibit 4.22 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.23	Share Purchase Agreement between the Registrant and Maoyan Entertainment dated January 19, 2022 (incorporated herein by reference to Exhibit 4.23 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.24	Share Purchase Agreement between the Registrant and Chestnut Business Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.24 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)

Exhibit Number	Document
4.25	Share Purchase Agreement between the Registrant and EverGlory Strategic Investment Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.25 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.26	Share Purchase Agreement between the Registrant and AMTD Education Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.26 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.27	Share Purchase Agreement between the Registrant and AMTD Assets Alpha Group dated January 19, 2022 (incorporated herein by reference to Exhibit 4.27 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.28	Share Purchase Agreement between the Registrant and AMTD Group Company Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.28 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.29	Share Purchase Agreement between the Registrant and Infinity Power Investments Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.29 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.30	Share Purchase Agreement between the Registrant and Poly Platinum Enterprises Limited dated January 19, 2022 (incorporated herein by reference to Exhibit 4.30 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 18, 2022)
4.31	Share Purchase Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.1 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)
4.32	Registration Rights Agreement among the Registrant, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited dated April 26, 2022 (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 27, 2022)
4.33	Form of Share Subscription Agreement by and between the Registrant and each investor, and a schedule of all executed agreements adopting the same form (incorporated by reference to Exhibit 99.2 of Form 6-K furnished with the Securities and Exchange Commission on April 21, 2023)
4.34#	Business Loan Agreement between AMTD Digital Inc. and a regional bank dated February 15, 2023 (incorporated herein by reference to Exhibit 4.34 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)
4.35#	Business Loan Agreement between AMTD Digital Inc. and East West Bank dated August 5, 2024 (incorporated herein by reference to Exhibit 4.35 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2025)
8.1*	List of Subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-232224), as amended, initially filed with the Securities and Exchange Commission on June 20, 2019)
11.2	Amended and Restated Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on April 30, 2025)
12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Letter from Deloitte Touche Tohmatsu to the Securities and Exchange Commission dated June 26, 2024 (incorporated by reference to Exhibit 16.2 to Amendment No. 1 to our Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 18, 2026)
97	Clawback Policy (incorporated herein by reference to Exhibit 97 to our annual report on Form 20-F (File No. 001-39006) filed with the SEC on May 13, 2024)
101.INS*	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline Taxonomy Extension Scheme Document
101.CAL*	Inline Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline Taxonomy Extension Label Linkbase Document
101.PRE*	Inline Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

#	Portions of this exhibit have been omitted or redacted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMTD IDEA Group

By:	/s/ Giampietro Baudo
	Name:	Giampietro Baudo
	Title:	Chief Executive Officer

April 29, 2026

AMTD IDEA GROUP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of AMTD IDEA Group

Opinion on Internal Control Over Financial Reporting

We have audited AMTD IDEA Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, AMTD IDEA Group and its subsidiaries (the “Group”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and the related notes and our report dated April 29, 2026 expressed an unqualified opinion thereon.

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

April 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of AMTD IDEA Group

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of AMTD IDEA Group and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025, 2024 and 2023 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2026 expressed an unqualified opinion thereon.

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

Impairment of Indefinite-Lived Intangible Assets

As reflected in the financial statements, as of December 31, 2025, the Group’s indefinite-lived intangible assets were US$118.96 million. As disclosed in Note 17 to the financial statements, indefinite-lived intangible assets are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

Auditing management’s indefinite-lived intangible assets impairment tests was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the intangible assets. In particular, the fair value estimates of the intangible assets were sensitive to changes in significant assumptions such as discount rates, revenue growth rates, and gross margins and the projected cash flow terminal growth rates that are affected by expected future market or economic conditions.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s indefinite-lived intangible assets impairment assessment process. This included testing of controls over management’s review of the significant assumptions and methodologies used in estimating the fair values of the intangible assets. We also tested management’s controls to validate that the data used in the valuation models was complete and accurate.

To test the fair values of the reporting units, our audit procedures included, among others, assessing methodologies and testing the completeness and accuracy of the underlying data used by the Group. We performed sensitivity analyses over the significant assumptions to evaluate the change in the fair value of the reporting units resulting from changes in the assumptions. Our testing procedures over the significant assumptions included, among others, comparing projected revenue growth rates and gross margins to historical trends and industry forecasts that were adjusted in light of our professional judgement. We also involved an internal valuation professional to assist in evaluating the Group’s models, valuation methodology, and significant assumptions used in the fair value estimates.

/s/ AUDIT ALLIANCE LLP

Singapore

April 29, 2026

We have served as the Group’s auditor since 2024.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2025	2024	2023
		US$	US$	US$

REVENUE
Digital solutions and other services income		2,889	3,396	13,469
Media advertising and marketing services income		17,740	18,859	14,474
Hotel operations, hospitality and VIP services income		27,965	23,132	10,301
Dividend income and gain from disposed financial assets at fair value through profit or loss (“FVTPL”) and settled derivative financial assets		8,616	8,681	133,569
Net fair value changes on financial assets at FVTPL (except gain from disposed financial assets at FVTPL and settled derivative financial assets)		44,005	26,389	(40,899)

	5	101,215	80,457	130,914
Other income	5	33,632	18,931	22,942
Other gain	5	1,514	24,757	68,797
Impairment losses under expected credit loss model on financial assets	12, 28(B)(i)	—	—	(4,988)
Other operating expenses	6	(41,310)	(39,473)	(29,351)
Staff costs	7	(13,490)	(15,471)	(20,083)
Finance costs	8	(12,742)	(13,425)	(8,199)
Share of losses of joint ventures		—	(559)	(2,335)

PROFIT BEFORE TAX		68,819	55,217	157,697
Income tax expense	9	(1,568)	(1,639)	(4,314)

PROFIT FOR THE YEAR		67,251	53,578	153,383

Attributable to:
Owners of the parent:
- Ordinary shareholders		41,440	46,727	134,436
- Holders of perpetual securities	25	2,158	4,312	8,558
Non-controlling interests		23,653	2,539	10,389

		67,251	53,578	153,383

EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Class A ordinary shares:
Basic (US$ per share)	10	0.08	0.12	0.37

Diluted (US$ per share)	10	0.08	0.12	0.37

Class B ordinary shares:
Basic (US$ per share)	10	0.08	0.12	0.37

Diluted (US$ per share)	10	0.08	0.12	0.37

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2025	2024	2023
		US$	US$	US$

PROFIT FOR THE YEAR		67,251	53,578	153,383
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		(1,652)	(2,415)	(2,382)
Share of other comprehensive income (expense) of joint ventures		—	1,842	(306)
Cumulative exchange differences reclassified to profit or loss upon disposal of foreign operations		—	—	2,695
Item that will not be reclassified to profit or loss:
Exchange differences on translation from functional currency to presentation currency		(3,674)	7,984	(489)

OTHER COMPREHENSIVE (EXPENSE) INCOME FOR THE YEAR		(5,326)	7,411	(482)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		61,925	60,989	152,901

Attributable to:
Owners of the parent:
- Ordinary shareholders		37,101	54,204	134,116
- Holders of perpetual securities	25	2,158	4,312	8,558
Non-controlling interests		22,666	2,473	10,227

		61,925	60,989	152,901

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		As of December 31,
	Notes	2025	2024
		US$	US$
Assets
Current assets
Accounts receivable	11	7,113	7,029
Prepayments, deposits and other receivables	12	21,437	23,346
Due from immediate holding company	28(B)(i)	1,346,526	1,400,612
Financial assets at FVTPL	13	8,327	24,987
Other assets	14	—	609
Cash and bank balances	15	51,074	62,872

Total current assets		1,434,477	1,519,455

Non-current assets
Property, plant and equipment	16	314,069	291,449
Intangible assets	17	119,099	119,381
Deposits	12	82,609	—
Financial assets at FVTPL	13	350,060	139,633

Total non-current assets		865,837	550,463

Total assets		2,300,314	2,069,918

Equity and liabilities
Current liabilities
Accounts payable	18	1,532	3,640
Bank borrowings	19	83,232	63,539
Other payables and accruals	20	10,144	10,396
Due to a non-controlling shareholder	28(B)(ii)	64,081	63,019
Tax payable		3,426	2,539

Total current liabilities		162,415	143,133

Non-current liabilities
Bank borrowings	19	208,910	219,434
Deferred tax liabilities	22	5,645	5,658
Deferred underwriting commissions		6,000	—
Provisions	21	2,407	1,664

Total non-current liabilities		222,962	226,756

Total liabilities		385,377	369,889

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		December 31,
	Notes	2025	2024
		US$	US$
Commitments and Contingencies
Redeemable shares issued by TGE SPAC (as defined in note 2)	24	150,110	—

Equity
Class A ordinary shares	23	24	22
Class B ordinary shares	23	40	26
Treasury shares	23	(734,658)	(734,658)
Capital reserve		1,163,520	1,175,546
Exchange reserve		5,809	10,148
Retained profits		940,665	906,576

Total equity attributable to ordinary shareholders of the Company		1,375,400	1,357,660
Non-controlling interests		177,104	108,124
Perpetual securities	25	206,559	234,245
Warrants	26	5,764	—

Total equity		1,764,827	1,700,029

Total liabilities, redeemable shares issued by TGE SPAC and equity		2,300,314	2,069,918

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

	Share capital	Capital reserve	Treasury shares	Exchange reserve	Retained profits	Equity attributable to ordinary shareholders of the Company	Warrants	Equity attributable to holders of perpetual securities	Non- controlling interests	Total equity
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$

As of January 1, 2023	38	988,965	(962,658)	2,991	712,862	742,198	—	228,476	31,740	1,002,414
Profit for the year	—	—	—	—	134,436	134,436	—	8,558	10,389	153,383
Other comprehensive income for the year	—	—	—	(320)	—	(320)	—	—	(162)	(482)

Total comprehensive (expense) income for the year	—	—	—	(320)	134,436	134,116	—	8,558	10,227	152,901

Distribution to holders of perpetual securities (Note 25)	—	—	—	—	—	—	—	(2,796)	—	(2,796)
Issuance of shares (Note 23)	9	93,591	—	—	—	93,600	—	—	—	93,600
Issuance of shares in acquisition of WME Assets (Note 31)	—	(275,154)	268,000	—	—	(7,154)	—	—	4,000	(3,154)
Issuance of shares in acquisition of The Art Newspaper SA (Note 31)	1	11,213	—	—	—	11,214	—	—	—	11,214
Issuance of shares by AMTD Digital	—	78,686	—	—	—	78,686	—	—	21,314	100,000
Acquisition of additional interests of the subsidiaries	—	12,551	—	—	—	12,551	—	—	(14,198)	(1,647)
Disposal of subsidiaries	—	(12,551)	—	—	12,551	—	—	—	(18,958)	(18,958)
Change in shareholding of subsidiaries during the year without losing control	—	(694)	—	—	—	(694)	—	—	694	—
Repurchase of shares by a subsidiary	—	27,741	—	—	—	27,741	—	—	(27,741)	—
Repurchase of shares from a shareholder	—	—	(40,000)	—	—	(40,000)	—	—	—	(40,000)

As of December 31, 2023	48	924,348	(734,658)	2,671	859,849	1,052,258	—	234,238	7,078	1,293,574

Profit for the year	—	—	—	—	46,727	46,727	—	4,312	2,539	53,578
Other comprehensive expenses for the year	—	—	—	7,477	—	7,477	—	—	(66)	7,411

Total comprehensive income for the year	—	—	—	7,477	46,727	54,204	—	4,312	2,473	60,989

Distribution to holders of perpetual securities (Note 25)	—	—	—	—	—	—	—	(4,305)	—	(4,305)
Issuance of shares (Note 23)	—	20,000	—	—	—	20,000	—	—	—	20,000
Recognition of subsidiaries on control over Singapore hotel companies	—	—	—	—	—	—	—	—	(6,817)	(6,817)
Issuance of shares (Note 23)	—	231,198	—	—	—	231,198	—	—	105,390	336,588

As of December 31, 2024	48	1,175,546	(734,658)	10,148	906,576	1,357,660	—	234,245	108,124	1,700,029
Profit for the year	—	—	—	—	41,440	41,440	—	2,158	23,653	67,251
Other comprehensive expenses for the year	—	—	—	(4,339)	—	(4,339)	—	—	(987)	(5,326)

Total comprehensive income for the year	—	—	—	(4,339)	41,440	37,101	—	2,158	22,666	61,925
Distribution to holders of perpetual securities (Note 25)	—	—	—	—	—	—	—	(2,171)	—	(2,171)
Issuance of shares by the Company (Note 23)	16	23,268	—	—	—	23,284	—	—	—	23,284
Issuance of shares by TGE (as defined in note 1)	—	(35,294)	—	—	—	(35,294)	2,146	—	46,314	13,166
Accretion of Class A ordinary shares of TGE SPAC subject to redemption value	—	—	—	—	(12,018)	(12,018)	—	—	—	(12,018)
Fair value of public warrants of TGE SPAC and sale of Private Placement Warrants (as defined in note 26)	—	—	—	—	—	—	3,618	—	—	3,618
Early repurchase of perpetual securities	—			—	4,667		—	(27,673)	—	(23,006)
As of December 31, 2025	64	1,163,520	(734,658)	5,809	940,665	1,375,400	5,764	206,559	177,104	1,764,827

The accompanying notes are an integral part of the consolidated financial statements.

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2025	2024	2023
		US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax		68,819	55,217	157,697
Adjustments for:
Interest income	5	(33,516)	(18,919)	(20,192)
Finance costs	8	12,742	13,425	8,199
Depreciation of property, plant and equipment	6	9,904	6,730	1,766
Amortization of intangible assets	6	9	115	857
Dividend income	5	(8,616)	(8,681)	(9,935)
Gain on disposed financial assets at FVTPL and settled derivative financial assets	5	—	—	(123,634)
Gain from a bargain purchase	5	—	—	(4,469)
Gain on disposal of subsidiaries	5	(1,388)	(24,757)	(64,328)
Net fair value changes on financial assets at FVTPL (except derivative financial assets)	5	(44,005)	(26,389)	40,899
Fair value gain on over-allotment option		(126)	—	—
Share of losses of joint ventures		—	559	2,335
Impairment losses under expected credit loss model on financial assets	12, 28	—	—	4,988

Operating cash flows before changes in working capital		3,823	(2,700)	(5,817)
(Increase)/decrease in accounts receivable		(100)	(4,113)	10,668
Decrease/(increase) in prepayments, deposits and other receivables		2,455	(1,352)	5,326
Increase in other payables and accruals		3,595	1,159	15,570
Decrease/(increase) in restricted cash		664	(72)	280
Increase/(decrease) in provisions		743	142	(355)
Changes in accounts payable and other assets		(2,730)	1,603	(1,156)
Payment of operating lease liabilities		(247)	(280)	(81)

Cash generated from/(used in) operations		8,203	(5,613)	24,435
Profits tax paid		(862)	—	(1,605)
Dividend received		8,616	8,681	9,935
Interest received		1,878	2,091	7,213

Net cash generated from operating activities		17,835	5,159	39,978

CASH FLOWS FROM INVESTING ACTIVITIES
Addition to property, plant and equipment		(746)	(8)	(72)
Addition to financial assets at FVTPL		(150,000)	(7,228)	(1,591)
Decrease/(increase) in amount due from immediate holding company		59,314	(41,422)	(404,364)
Acquisition of subsidiaries, net of cash acquired	31	—	4,273	1,347
Net cash outflow from disposal of subsidiaries		(929)	(953)	(514)
Deposits paid for acquisitions		(82,609)	—	—
Acquisition of additional interests in subsidiaries		—	—	(1,647)
Collection of consideration receivable		—	—	90,687
Amount received from former subsidiaries		—	—	23,860
Amount received from a non-controlling shareholder of a subsidiary		—	—	20,000
Amount received from amounts due from joint ventures		—	—	6,515
Advance to a non-controlling shareholder of a subsidiary		—	—	(1,561)
Proceeds from disposal of financial assets at FVTPL		—	—	373

Net cash used in investing activities		(174,970)	(45,338)	(266,967)

AMTD IDEA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

		Year ended December 31,
	Notes	2025	2024	2023
		US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of shares		—	—	93,600
Proceeds from issuance of shares of subsidiaries		163,166	—	100,000
Costs directly attributable to issuance of shares of subsidiaries		(2,274)	—	—
Repayment of bank borrowings		(164)	(16,757)	(396)
Repayment to non-controlling shareholder of a subsidiary		—	(15,675)	—
Proceeds from bank borrowings		—	33,000	25,000
Distribution to perpetual securities holders	25	(2,171)	(4,305)	(2,796)
Finance costs paid		(13,082)	(13,603)	(6,060)

Net cash flows generated from/(used in) financing activities		145,475	(17,340)	209,348

NET DECREASE IN CASH AND CASH EQUIVALENTS		(11,660)	(57,519)	(17,641)
Cash and cash equivalents at beginning of year		62,872	120,234	138,297
Effect of foreign exchange rate change, net		(138)	157	(422)

CASH AND CASH EQUIVALENTS AT END OF YEAR		51,074	62,872	120,234

ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	15	51,074	62,872	120,234

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

The Company’s immediate holding company is AMTD Group Inc. (“AMTD Group”), a company incorporated in the British Virgin Islands (“BVI”).

Information about principal subsidiaries

Particulars of the Company’s principal subsidiaries are as follows:

		Issued and		Percentage of equity attributable to the Company
	Place of	registered share		2025		2024
Name	incorporation	capital#		Direct	Indirect	Direct	Indirect	Principal activities
AMTD International Holding Group Limited (“AMTD IHG”)	Hong Kong	HK$	500,000	100%	—	100%	—	Investment holding
AMTD Digital Inc. (“AMTD Digital”)	Cayman Islands	US$	12,616	51.6%	—	51.6%	—	Investment holding
WME Assets Group (“WME Assets”)	Cayman Islands	US$	10,410	—	56.3%	—	62.3%	Investment holdings and hotel operation, hospitality and VIP services
The Generation Essentials Group (“TGE”)	Cayman Islands	US$	1	—	58.6%	—	64.9%	Investment holding
L’Officiel Group Inc.(“L’Officiel”)	Cayman Islands	US$	1	—	58.6%	—	64.9%	Investment holding and provision of fashion, arts and luxury media advertising and marketing services
The Art Newspaper Group Inc.	Cayman Islands	US$	1	—	58.6%	—	64.9%	Investment holding and provision of fashion, arts and luxury media advertising and marketing services

#	All amounts in dollars in this note only.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at FVTPL and derivative financial assets which are measured at fair value. The consolidated financial statements are presented in United States Dollars (“US$”) unless otherwise stated.

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

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets at FVTPL, which are measured at fair value.

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Group will be able to discharge its liabilities in the normal course of business. This includes the Group's ability to renew or refinance the bank facilities which are repayable within one year and takes into consideration the realization of investments held by the Group in the event of a working capital shortage.

The directors of the Company have, at the time of approving the consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis of accounting in preparing the consolidated financial statements.

Recent accounting pronouncements not yet adopted

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

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the years ended December 31, 2023, 2024 and 2025. A subsidiary is an entity, directly or indirectly, controlled by the Company. Control is achieved when the Group has power over investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

Changes in the Group’s interests in existing subsidiaries

Changes in the Group’s interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amount of the non-controlling interests is adjusted to reflect the changes in ownership interest. Any difference between the consideration paid or received and the adjustment to non-controlling interests is recognized directly in equity, attributable to the owners of the Group. No gain or loss is recognized in the statement of operations for such transactions.

When the Group loses control of a subsidiary:

●	The assets (including goodwill, if any), liabilities, and non-controlling interests associated with the subsidiary are derecognized.

●	Any retained interest in the former subsidiary is remeasured at its fair value at the date when control is lost. The resulting remeasurement gain or loss is included in the consolidated statements of operations.

●

A gain or loss is recognized for the difference between:

(i) The aggregate of the consideration received and the fair value of the retained interest, and

(ii) The carrying amount of the assets and liabilities derecognized at the date control is lost.

When a retained interest qualifies as an equity method investment or another financial instrument, it is initially measured at fair value, and subsequent accounting follows the applicable guidance in US GAAP.

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

Impairment of non-financial assets

Long-lived assets with finite lives (property, plant and equipment and finite-lived intangible assets)

The Group reviews the carrying amounts of its long-lived assets, including property, plant and equipment and intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group applies a two-step impairment model for these assets:

(i)	The Group first compares the carrying amount of the asset (or asset group) to the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset (or asset group). Long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (the asset group).

(ii)	If the carrying amount of the asset (or asset group) exceeds its estimated future undiscounted cash flows, the asset is considered not recoverable. An impairment loss is then recognized, measured as the amount by which the carrying amount of the asset (or asset group) exceeds its fair value, as determined in accordance with ASC 820.

Indefinite-lived intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

The Group may perform an initial qualitative assessment before proceeding with the quantitative impairment test for indefinite-lived intangible assets. If the Group concludes, based on the qualitative assessment, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the Group is not required to perform a quantitative test.

If a quantitative test is required, these are tested individually. An impairment loss is recognized if the fair value of the asset is less than its carrying amount. The impairment loss is measured as the excess of the carrying amount over the fair value.

Corporate assets are allocated to specific asset groups or reporting units for impairment testing when a reasonable and consistent allocation basis exists. If corporate assets cannot be allocated to lower-level asset groups, an additional high-level asset group is identified (which may be at the entity level) and tested for impairment after the related lower-level asset groups have been tested.

In accordance with US GAAP, once an impairment loss is recognized for any non-financial asset (long-lived assets, indefinite-lived intangibles, or goodwill), it establishes a new cost basis for the asset. An impairment loss is not reversed if the fair value of the impaired asset or asset group increases subsequently.

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

Depreciation is calculated on a straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives for the principal classes of assets are as follows:

Leasehold improvements	Over the lease term
Computer equipment	5 years
Right-of-use assets	Over the lease term
Properties	Over the shorter of the useful life ranged 40-75 years and the remaining lease terms

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately. Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at least at the end of each financial year.

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

Intangible assets

Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

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

For contracts entered into or modified on or after the date of initial application or arising from business combinations, the Group evaluates whether the arrangement should be accounted for as a lease at inception, modification, or acquisition date, as applicable. Reassessment only occurs if there is a modification to the terms and conditions of the contract.

Group as a lessee

Allocation of consideration to components to a lease

For contracts that include lease and non-lease components, the Group has elected to apply the practical expedient under ASC 842 to account for the lease component and any related non-lease components as a single lease component. This expedient eliminates the need to allocate consideration between components.

Initial Measurement of Right-of-Use Assets and Lease Liabilities

For both finance and operating leases, a right-of-use (“ROU”) asset and a lease liability are recognized at the commencement date of the lease.

●	The lease liability is measured at the present value of lease payments to be made over the lease term using the Group’s incremental borrowing rate unless the implicit rate in the lease is readily determinable.

●	The ROU asset is measured at the initial lease liability amount, adjusted for any lease payments made at or before the commencement date, plus initial direct costs incurred, and reduced by any lease incentives received.

Subsequent Measurement

Under finance leases, ROU asset is amortized on a straight-line basis over the shorter of the lease term or the useful life of the underlying asset. Interest expense on the lease liability is recognized using the effective interest method, and both amortization and interest expense are presented in the statement of operations.

Under operating leases, the lease expense is recognized on a straight-line basis over the lease term, comprising the reduction of the lease liability (measured using the effective interest method) and amortization of the ROU asset. The total cost of the lease is presented as a single lease expense in the income statement.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Lease liabilities

Lease liabilities include the present value of the following payments:

●	Fixed lease payments, including in-substance fixed payments, less any lease incentives.

●	Variable payments that depend on an index or rate, initially measured using the index or rate at the commencement date.

●	Payments for purchase options the Group is reasonably certain to exercise, termination option penalties if reasonably certain to terminate, and residual value guarantees expected to be paid. Variable lease payments not based on an index or rate are recognized as an expense in the period in which they are incurred.

The lease term includes the non-cancellable period of the lease and periods covered by options to extend or terminate the lease that the Group is reasonably certain to exercise.

Interest on the lease liability is accrued using the effective interest method. Lease liabilities are remeasured if there is a lease modification, a reassessment of the lease term, or changes in future lease payments resulting from changes in an index, rate, or exercise of an option.

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

Financial instruments - Investments and other financial assets

The Group’s financial assets are classified into financial assets at FVTPL and loans and receivables. The classification depends on nature and purpose of financial assets and is determined at the time of initial recognition.

Financial assets at FVTPL

Equity investments are generally measured at fair value with changes in fair value recognized through profit or loss. Dividends derived from the Group’s ordinary course of business are recognized as revenue when the right to receive payment (the declaration date) has been established.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial assets at amortized cost

Financial assets held with the intent to collect contractual cash flows are measured at amortized cost.

Subsequent measurement of these assets is performed using the effective interest method, net of an allowance for credit losses. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount upon initial recognition. Gains and losses are recognized in the consolidated statements of operations when the asset is derecognized, modified, or impaired.

If the Group originates or purchases loans with the specific intent to sell them in the foreseeable future, they are classified as held-for-sale and are measured at the lower of cost or fair value, or carried at fair value if the fair value option is elected.

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

Impairment of financial assets

The Group utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the expected credit losses on accounts receivable, deposits and other receivables which is recorded as a contra-asset to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate expected credit losses. Accounts receivable, deposits and other receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

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

The CECL model is based on a single measurement approach of full lifetime ECL throughout the life of an instrument.

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

Measurement and recognition of CECL

The measurement of CECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The estimation of expected credit losses reflects information about past events, current conditions, and reasonable and supportable forecasts.

Generally, the CECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

CECL for trade receivables from contract with customers are considered on a collective basis taking into consideration past due information and relevant credit information such as forward looking macroeconomic information.

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

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at amortized cost or at FVTPL, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of financial liabilities at amortized cost, net of directly attributable transaction costs. Transaction costs directly attributable to the acquisition of financial liabilities at FVTPL are recognized immediately in profit or loss.

The Group’s financial liabilities include accounts payable, other payables and accruals, amounts due to non-controlling shareholders of subsidiaries and bank borrowings.

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

Derivative financial instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

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

Warrant instruments

Warrants that meet the criteria for classification as equity are recorded as a component of equity at the time of issuance, with no subsequent remeasurement required. Direct and incremental transaction costs related to the issuance of equity-classified warrants are recorded as a reduction to additional paid-in capital. Upon exercise, the carrying amount of the warrants is reclassified to additional paid-in capital, and no gain or loss is recognized. If warrants expire unexercised, the carrying amount remains in equity.

Shares of the subsidiary subject to possible redemption

The Class A shares issued by TGE Value Creative Solutions Corp (“TGE SPAC”), the non-wholly owned subsidiary of the Company, during the year ended December 31, 2025 (the “SPAC Public Shares”) contain a redemption feature which allows for the redemption of such SPAC Public Shares in connection with the TGE SPAC’s liquidation, or if there is a shareholder vote or tender offer in connection with the TGE SPAC’s initial business combination. In accordance with ASC 480-10-S99, the Company classifies SPAC Public Shares subject to possible redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company/TGE SPAC. The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the TGE SPAC’s initial public offering, the Company recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit.

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

Revenue recognition

The Group recognizes revenue in accordance with ASC 606. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

To achieve this core principle, the Group applies the following five-step model:

1.	Identify the contract with a customer: A contract exists when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance, and collectability of consideration is probable.

2.	Identify the performance obligations in the contract: A performance obligation is a promise in a contract to transfer a distinct good or service to the customer.

3.	Determine the transaction price: The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (e.g., sales taxes). The transaction price includes estimates of variable consideration, if any, to the extent that it is probable a significant reversal of revenue will not occur.

4.	Allocate the transaction price to the performance obligations in the contract: If a contract contains more than one performance obligation, the Group allocates the transaction price to each performance obligation based on its relative standalone selling price.

5.	Recognize revenue when (or as) the Group satisfies a performance obligation: Revenue is recognized when control of the promised goods or services is transferred to the customer, which can occur over time or at a point in time.

Digital solutions services

(i)	Insurance brokerage services

The Group earns commission income by facilitating the arrangement between insurance company partners and individuals/businesses. The service promised to the customer is placement of an effective insurance or reinsurance policy. Commission revenue is usually a percentage of the premium received by the insurer and generally depends upon the type of insurance or reinsurance policy and the insurance company partner. Revenue is recognized at a point in time upon execution and effectiveness of insurance contracts. The Group allows a credit period up to 15 days to its customers.

(ii)	Other digital solutions services

The Group provides its corporate clients exclusive access to the membership program for a fixed membership fee negotiated on case by case basis and agreed upon entering the contract with each customer. Other digital solutions services provides its members networking opportunities with prestigious corporate members, prominent business executives and partners. Contract terms of contracts entered generally ranged from 1 to 3 years. Revenue from such service is recognized over time as the customers simultaneously receive and consume the service provided by the Group.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

2.2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Media advertising and marketing services

Media advertising and marketing services income is composed of fashion, arts and luxury magazines and advertising service income and fashion, arts and luxury media licensing and marketing services income. The Group distributes fashion, arts and luxury publications. The Group also provides advertising services on fashion, arts and luxury magazines to the customers. Revenue is recognized at a point in time when control of the goods has transferred to the customers or upon the edition in which the advertisement is displayed. The Group also provides fashion, arts and luxury media licensing and marketing services to its customers on its multimedia channels. The Group recognizes revenues from such services over time based on the contract term. The Group allows a credit period up to 90 days to its customers.

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

Revenue from other sources

Fair value changes on financial assets at FVTPL and derivative financial assets are recognized in the period in which they arise. Gain/loss recognized during the current period is recognized as gain/loss related to disposed investments, whereas gain/loss recognized for those financial assets at FVTPL and derivative financial assets held at the end of the reporting period is recognized as net fair value changes on financial assets at FVTPL and net fair value changes on derivative financial assets.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

Dividend income and gain related to disposed financial assets at FVTPL and net fair value changes on financial assets at FVTPL which are derived from the Group’s ordinary course of business are presented as revenue taken into consideration of the Group’s business model, which includes active capital allocation to financial assets, the extent to which investment activities are a core component of performance evaluation by management; and the manner in which returns are generated and managed on a fair value basis.

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

Employee benefits

Retirement benefit costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

Short-term employee benefits

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

Share-based payments

Equity-settled share-based payments transactions

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

Impairment assessment of indefinite-lived intangible assets

Determining whether indefinite-lived intangible assets are impaired requires an estimation of the fair value. The fair value calculation, which utilizes an income approach, requires the Group to estimate the future undiscounted cash flows from the reporting unit and apply an appropriate discount rate. Where the actual future revenue are less than expected, or change in facts and circumstances which results in downward revision of future cash flows or upward revision of discount rate, the fair value of the indefinite-lived intangible assets could fall below their carrying amounts and results in a material impairment loss. Details of the impairment assessment of indefinite-lived intangible assets are disclosed in note 17.

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

Credit risk management and CECL estimation

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

The credit risk on fiduciary bank balances and bank balances is limited because the counterparties are mainly banks with sound credit. The directors of the Company consider the credit risk on accounts receivable and deposits and other receivables are not significant after considering settlement pattern, counterparties’ financial background and creditability.

The directors of the Company make individual assessment on AMTD Group based on historical settlement records, past experience, and also quantitative and qualitative information that are reasonable and supportive forward-looking information (i.e. the forecasted default rate expected by the international credit-rating agencies). The amount due from AMTD Group, with a gross carrying amount of US$1,346,526 as of December 31, 2025 (December 31, 2024: US$1,400,612), is unsecured, bears interest at 2% per annum, and is repayable on demand, and represents the Group's largest single concentration of credit exposure. As the balance is repayable on demand, the period over which the Group is exposed to credit risk has been determined to be the shortest period within which payment can be enforced, and the loss given default reflects the unsecured nature of the balance. On this basis, an expected credit loss allowance of US$4,988 has been recognized as of December 31, 2025 (December 31, 2024: US$4,988), and the directors consider that reasonably possible changes in the key assumptions would not result in a material change in the allowance.

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

The Group now operates its businesses in five reportable and operating segments: capital market solutions segment, digital solutions and other services segment, media and entertainment segment, hotel operations, hospitality and VIP services segment and strategic investment segment. The following summary describes the operations in each of the Group’s reportable and operating segment:

The Group’s reportable and operating segments are therefore as follows:

(a)	The capital market solutions segment assists customers in raising funds through equity and debt financing, private placements and debt issuances, providing financial advisory services (including but not limited to domestic and cross border advisory services for merger and acquisitions) and providing asset management products and services.

(b)	The digital solutions and other services segment provides its institutional and corporate clients with exclusive, paid access to enhance their investor communication, investor relations and corporate communication to potentially maximize their valuation, as well as provides digital financial solution services.

(c)	Media and entertainment segment engages in the provision of print and digital advertising campaigns, licensing, and value-added marketing services including branded content, video production, social media activation, event creation, and experiential marketing, among other services.

(d)	Hotel operations, hospitality and VIP services segment engages in hotel investments, hotel operations, hospitality and VIP services.

(e)	The strategic investment segment engages in proprietary investments and management of global investment portfolio (including listed and unlisted equity shares investments and movie right investments).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on reportable segment result, which is a measure of profit before tax from operations. The profit before tax from operations is measured after allocation of CECL, attributable costs of specialized staff, commission paid to asset management segment consistently with the Group’s profit before tax from operations. Net fair value change on derivative financial liability, other income, other gain, finance costs and corporate expenses such as staff costs not directly attributable to segments, office rental and administrative expenses are excluded from such measurement.

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

Segment revenue and results

The following tables present information by segment, with prior period segment information retrospectively recast to conform to current period presentation:

For the year ended December 31, 2025

	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	—	2,889	17,740	27,965	—	48,594
—others	—	—	—		52,621	52,621

	—	2,889	17,740	27,965	52,621	101,215
Cost of production and hotel operation	—	—	(8,206)	(11,774)	—	(19,980)
Staff costs	—	(428)	(6,807)	(4,876)	—	(12,111)
Depreciation	—	—	(538)	(9,033)	—	(9,571)
Other segment expenses	—	—	(2,027)	(380)	—	(2,407)

Segment results	—	2,461	162	1,902	52,621	57,146
Unallocated other income						33,632
Unallocated other gain						1,514
Unallocated finance costs						(12,742)
Corporate and other unallocated expenses						(10,731)

Profit before tax						68,819

Other segment information
Depreciation and amortization						9,913

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2024

	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	—	3,396	18,859	23,132	—	45,387
—others	—	—	—	—	35,070	35,070

	—	3,396	18,859	23,132	35,070	80,457
Cost of production and hotel operation	—	—	(7,102)	(8,510)	—	(15,612)
Staff costs	—	(772)	(7,340)	(3,844)	—	(11,956)
Depreciation	—	—	(304)	(6,426)	—	(6,730)
Other segment expenses	—	—	(2,041)	(5,296)	—	(7,337)
Segment results	—	2,624	2,072	(944)	35,070	38,822
Unallocated other income						18,931
Unallocated other gain						24,757
Unallocated finance costs						(13,425)
Corporate and other unallocated expenses						(13,868)

Profit before tax						55,217

Other segment information
Depreciation and amortization						6,845

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2023

	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Segment revenue (Note 5)
Revenue
—from contract with customers	—	13,469	14,474	10,301	—	38,244
—others	—	—	—	—	92,670	92,670
	—	13,469	14,474	10,301	92,670	130,914
Cost of production and hotel operation	—	—	(3,761)	(3,477)	—	(7,238)
Staff costs	(1,276)	(4,343)	(6,242)	(347)	—	(12,208)
Depreciation	—	—	(94)	(1,672)	—	(1,766)
Other segment expenses	—	—	(1,138)	(2,699)	—	(3,837)
Segment results	(1,276)	9,126	3,239	2,106	92,670	105,865
Unallocated other income						22,942
Unallocated other gain						68,797
Unallocated finance costs						(8,199)
Corporate and other unallocated expenses						(31,708)

Profit before tax						157,697
Other segment information
Depreciation and amortization						2,623

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

	As of December 31,
	2025	2024	2023
	US$	US$	US$
Segment assets
Capital market solutions	—	—	—
Digital solutions and other services	—	572	1,480
Media and entertainment	126,874	137,084	126,028
Hotel operations, hospitality and VIP services	376,349	292,335	85,495
Strategic investment	208,273	152,488	79,607

Total segment assets	711,496	582,479	292,610
Unallocated corporate assets	1,588,818	1,487,439	1,193,980

Total assets	2,300,314	2,069,918	1,486,590

Segment liabilities
Digital solutions and other services	—	16,065	15,621
Media and entertainment	1,804	6,525	27,361
Hotel operations, hospitality and VIP services	288,814	277,368	106,742

Total segment liabilities	290,618	299,958	149,724
Unallocated corporate liabilities	94,759	69,931	43,292

Total liabilities	385,377	369,889	193,016

Geographical information

The following table sets forth the Group’s revenue from contracts with customers by geographical areas based on the location of the customers:

For the year ended December 31, 2025

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
China (including Hong Kong)	—	324	241	6,211	6,776
Europe	—	—	8,192	—	8,192
America	—	—	5,271	—	5,271
Southeast Asia	—	2,565	4,036	21,754	28,355

	—	2,889	17,740	27,965	48,594

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

4.	OPERATING SEGMENT INFORMATION (CONTINUED)

For the year ended December 31, 2024

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
China (including Hong Kong)	—	832	664	5,801	7,297
Europe	—	—	9,661	—	9,661
America	—	—	4,867	—	4,867
Southeast Asia	—	2,564	3,667	17,331	23,562

	—	3,396	18,859	23,132	45,387

For the year ended December 31, 2023

	Capital markets solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
China (including Hong Kong)	—	13,469	—	5,132	18,601
Europe	—	—	6,582	—	6,582
America	—	—	5,250	5,169	10,419
Southeast Asia	—	—	2,642	—	2,642

	—	13,469	14,474	10,301	38,244

As of December 31, 2025, non-current assets other than financial instruments of US$67,682 (2024: US$68,905), US$189,255 (2024: US$184,215), US$56,989 (2024: US$38,183) and US$119,242 (2024: US$119,527), for the purpose of geographical information were located in Hong Kong, Singapore, Americas and Europe, respectively.

5.	REVENUE, OTHER INCOME AND OTHER GAIN

A. Revenue

An analysis of revenue is as follows:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Revenue from contracts with customers
Digital solutions and other services
Insurance brokerage services commission	324	832	1,249
Digital solutions fees	2,565	2,564	12,220

	2,889	3,396	13,469

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	13,518	13,376	11,031
Fashion, arts and luxury media licensing and marketing services income	4,222	5,483	3,443

	17,740	18,859	14,474

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	27,965	23,132	10,301

Revenue from other sources
Strategic investments
Dividend income	8,616	8,681	9,935
Gain related to disposed investments	—	—	123,634

	8,616	8,681	133,569
Net fair value changes on financial assets at FVTPL
-from listed equity shares, at quoted price	44,005	26,389	(40,927)
-from unlisted equity shares and movie income right investments	—	—	28

Total net fair value changes on financial assets at FVTPL	44,005	26,389	(40,899)

	52,621	35,070	92,670

Total revenue	101,215	80,457	130,914

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

(i)	Disaggregated revenue information

The Company assesses revenues based upon the nature or type of goods or services it provides and the operating segments of the related businesses. For more information on the operating segments, see Note 4, “Operating Segment Information”. The following tables present disaggregated revenue information:

For the year ended December 31, 2025

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions and other services
Insurance brokerage services	—	324	—	—	—	324
Digital solutions fee	—	2,565	—	—	—	2,565

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	13,518	—	—	13,518
Fashion, arts and luxury media licensing and marketing services income	—	—	4,222	—	—	4,222

Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	—	—	—	27,965	—	27,965
Subtotal	—	2,889	17,740	27,965	—	48,594

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at FVTPL	—	—	—	—	44,005	44,005
Dividend income	—	—	—	—	8,616	8,616
Total	—	2,889	17,740	27,965	52,621	101,215

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
Timing of revenue recognition
Services rendered at a point in time	—	324	13,518	—	13,842
Services rendered over time	—	2,565	4,222	27,965	34,752
Total revenue from contracts with customers	—	2,889	17,740	27,965	48,594

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

For the year ended December 31, 2024

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions and other services
Insurance brokerage services	—	832	—	—	—	832
Digital solutions fee	—	2,564	—	—	—	2,564

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	13,376	—	—	13,376
Fashion, arts and luxury media licensing and marketing services income	—	—	5,483	—	—	5,483

Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	—	—	—	23,132	—	23,132
Subtotal	—	3,396	18,859	23,132	—	45,387

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at FVTPL	—	—	—	—	26,389	26,389
Dividend income	—	—	—	—	8,681	8,681
Total	—	3,396	18,859	23,132	35,070	80,457

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
Timing of revenue recognition
Services rendered at a point in time	—	832	13,376	—	14,208
Services rendered over time	—	2,564	5,483	23,132	31,179
Total revenue from contracts with customers	—	3,396	18,859	23,132	45,387

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

For the year ended December 31, 2023

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Strategic investment	Total
	US$	US$	US$	US$	US$	US$
Revenue from contracts with customers
Digital solutions and other services
Insurance brokerage services	—	1,249	—	—	—	1,249
Digital solutions fee	—	12,220	—	—	—	12,220

Media and entertainment
Fashion, arts and luxury magazines and advertising services income	—	—	11,031	—	—	11,031
Fashion, arts and luxury media licensing and marketing services income	—	—	3,443	—	—	3,443
Hotel operations, hospitality and VIP services
Hotel operations, hospitality and VIP services income	—	—	—	10,301	—	10,301
Subtotal	—	13,469	14,474	10,301	—	38,244

Revenue from other sources
Strategic investment
Net fair value changes on financial assets at FVTPL	—	—	—	—	(40,899)	(40,899)
Gain related to disposed investment	—	—	—	—	123,634	123,634
Dividend income	—	—	—	—	9,935	9,935
Total	—	13,469	14,474	10,301	92,670	130,914

Segments	Capital market solutions	Digital solutions and other services	Media and entertainment	Hotel operations, hospitality and VIP services	Total
	US$	US$	US$	US$	US$
Timing of revenue recognition
Services rendered at a point in time	—	1,249	11,031	—	12,280
Services rendered over time	—	12,220	3,443	10,301	25,964
Total revenue from contracts with customers	—	13,469	14,474	10,301	38,244

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

5.	REVENUE, OTHER INCOME AND OTHER GAIN (CONTINUED)

The following table shows the amount of revenue recognized in the current period that were included in the contract liabilities at the beginning of the reporting period:

	As of December 31,
	2025	2024	2023
	US$	US$	US$
Revenue recognized that was included in contract liabilities at the beginning of the reporting period
Digital solutions services	—	—	895
	—	—	895

(ii)	Performance obligations

All the remaining performance obligations are expected to be recognized within one year.

B. Other income

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Bank interest income	1,141	1,840	4,178
Other interest income	737	251	5,525
Interest income from the immediate holding company (Note 28)	31,638	16,828	10,489
Others	116	12	2,750
	33,632	18,931	22,942

C. Other gain

Other gain of US$68,797 during the year ended December 31, 2023 consists of (i) gain on bargain purchase of US$4,469 with details included in Note 31(a); and (ii) gain on disposal of subsidiaries of US$64,328.

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

Other gain of US$1,514 during the year ended December 31, 2025 consists of (i) fair value gain on over-allotment option of US$126; and (ii) gain on disposal of subsidiaries of US$1,388.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

6.	OTHER OPERATING EXPENSES

Other operating expenses included in the consolidated statements of profit or loss and other comprehensive income are as follows:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Other operating expenses
Cost of production	8,206	7,102	3,761
Cost of hotel operation	11,774	8,510	3,477
Marketing and brand promotional expenses	1,030	638	649
Premises costs and office utilities
—Premises costs	313	3,639	4,970
—Office utilities	9	7	417
	322	3,646	5,387

Traveling and business development expenses	195	272	223
Commissions and bank charges	241	302	232
Office and maintenance expenses	11	5	274
Administrative service fee	4,618	4,615	4,597
Legal and professional related fees	3,637	5,644	5,631
Staff recruitment expenses	—	1,039	1,272
Others
—Depreciation of property, plant and equipment	9,904	6,730	1,766
—Amortization of intangible assets	9	115	857
—Foreign exchange differences, net	(796)	228	225
—Other expenses	2,159	627	1,000
	11,276	7,700	3,848
	41,310	39,473	29,351

7.	STAFF COSTS

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Salaries, bonuses and staff welfare	12,313	14,007	18,493
Pension scheme contributions (defined contribution schemes)	1,177	1,464	1,590
	13,490	15,471	20,083

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

8.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$

Interests on bank borrowings	12,738	12,180	6,010
Interests on amount due to a non-controlling shareholder	—	1,115	2,140
Interests on lease liabilities	4	130	49
	12,742	13,425	8,199

9.	INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% on the estimated assessable profits arising in Hong Kong. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Hong Kong profits tax:
- Charge for the year	706	771	4,261
- Overprovision in prior year	—	—	(800)
The People’s Republic of China withholding tax:
- Charge for the year	862	868	993
Deferred tax	—	—	(140)
	1,568	1,639	4,314

Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. For the year ended December 31, 2023, 2024 and 2025, the Hong Kong Profits Tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

The Company’s subsidiaries operating in Singapore are subject to Singapore corporate income tax. Singapore corporate income tax has been provided at the statutory rate of 17% on the estimated assessable profits arising in Singapore during the year.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

9.	INCOME TAX EXPENSE (CONTINUED)

An income tax expense can be reconciled to profit before taxation as follows:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Profit before tax	68,819	55,217	157,697

Tax at statutory tax rate of domestic income tax rate of 16.5%	11,355	13,804	26,020
Tax effect of foreign tax jurisdictions	(141)	(40)	108
Tax effect of two-tiered profit tax rate	—	—	(21)
Tax effect of non-taxable income	(35,549)	(24,150)	(31,954)
Tax effect of distribution to perpetual securities holders that are deductible for tax purpose	(356)	(1,076)	(1,412)
Tax effect of non-deductible expenses	27,225	9,776	4,743
Overprovision in prior years	—	—	(800)
Tax effect of tax loss not recognized	2,242	2,515	6,637
Utilization of tax losses previously not recognized	(4,070)	(58)	—
Withholding tax on the dividend income	862	868	993
Income tax expense	1,568	1,639	4,314

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

No diluted earnings per share for the year ended December 31, 2023 and 2024 were presented as there was no potential ordinary shares in issue during the year. The computation of diluted earnings per share does not assume the exercise of the warrants because the exercise price of those warrants was higher than the average market price for shares for the year ended December 31, 2025.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

10.	EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (CONTINUED)

Basic and diluted earnings per share for each of the periods presented are calculated as follows:

	For the year ended December 31,
	2025	2024	2023
Basic and diluted earnings per share:
Numerator:
Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (US$)-basic Class A	19,754	28,389	76,720

Profit attributable to ordinary equity holders of the parent used in the basic earnings per share calculation (US$)-basic Class B	21,686	18,338	57,716

Denominator:
Weighted average number of Class A ordinary shares outstanding—basic	257,982,451	244,360,199	206,965,601

Weighted average number of Class B ordinary shares outstanding—basic	283,216,589	157,842,028	155,698,533

Basic earnings per share (US$) Class A	0.08	0.12	0.37
Diluted earnings per share (US$) Class A	0.08	0.12	0.37
Basic earnings per share (US$) Class B	0.08	0.12	0.37
Diluted earnings per share (US$) Class B	0.08	0.12	0.37

Other than disclosed above and disclosed elsewhere in these consolidated financial statements, there are no other outstanding potential dilutive shares in issue.

11.	ACCOUNTS RECEIVABLE

	As of December 31,
	2025	2024
	US$	US$
Commission receivable from insurance brokerage	—	572
Receivable from hotel operations, hospitality and VIP services	1,136	1,484
Receivable from media and entertainment services	5,977	4,973
	7,113	7,029

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

As of December 31, 2024 and 2025, included in the Group’s accounts receivable balance were debtors with aggregate carrying amounts of US$3,634 and US$4,794, respectively, which were past due as at the reporting date. As of December 31, 2024 and 2025, out of the past due balances, US$1,262 and US$1,912, respectively, had been past due 90 days or more. The management assessed that there has been no significant increase in credit risk nor risk of default because of the background of the debtors and historical payment arrangement with these debtors. The Group does not hold any collateral over these balances.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

12.	PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	As of December 31,
	2025	2024
	US$	US$

Receivables from former subsidiaries	15,578	18,125
Prepayments	1,629	3,475
Deposits paid for acquisitions (note)	82,609	—
Deposits	710	195
Other receivables	4,021	2,052
Less: impairment loss provided under expected credit loss model	(501)	(501)
	104,046	23,346

Present as:
Current	21,437	23,346
Non-current	82,609	—
	104,046	23,346

Note: As of December 31, 2025, the Group paid US$82,609 as deposits for the acquisitions of hotels in Hornsey in the United Kingdom, New York in the United States, Perth in Australia and Kuala Lumpur in Malaysia.

The expected credit loss was assessed with reference to the credit status of the debtors, and the expected credit loss as of December 31, 2024 and 2025 are US$501 and US$501, respectively.

None of the above assets is past due or credit-impaired. The consideration receivables on disposal of investments and subsidiaries and receivables from former subsidiaries are subsequently fully settled as of the date of these financial statements. The other financial assets included in the above balances relate to receivables for which there was no recent history of default.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

13.	FINANCIAL ASSETS AT FVTPL AND STOCK LOAN

	As of December 31,
	2025	2024
	US$	US$
Listed equity shares	193,585	149,918
Unlisted equity shares	2,652	2,570
Movie income right investments	12,040	12,132
Investments held in trust accounts (note)	150,110	—
	358,387	164,620
Presented as
Current	8,327	24,987
Non-current	350,060	139,633
	358,387	164,620

Note: During the year ended December 31, 2025, TGE SPAC, the subsidiary of the Company, consummated the initial public offering of 15,000,000 units (the “Units”), at US$10.00 per Unit, generating gross proceeds of US$150 million. Each Unit consists of one Class A ordinary share, and one-half of one redeemable warrant. Following the closing of the initial public offering, an amount of US$150 million from the net proceeds of the sale of the Units and the sale of the Private Placement Warrants was placed in the trust account (the “Trust Account”) located in the United States. The funds held in the Trust Account are restricted and can only be used to pay redeeming shareholders, consummate an initial business combination, or distribute to public shareholders in the event of liquidation. As of December 31, 2025, the investments held in the Trust Account, amounting to approximately US$150,110, were invested in money market funds. In accordance with U.S. GAAP, these investments are classified as trading securities and are measured at fair value using Level 1 inputs.

The above unlisted investments at December 31, 2024 and 2025 were equity shares investments issued by enterprises. Financial assets at FVTPL are categorized into Levels 1 to 3. Refer to Note 29 for more information.

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

In October 2025, the Group entered into a stock lending agreement with a subsidiary of the ultimate holding company, pursuant to which the Group lent certain listed equity shares to the subsidiary of the ultimate holding company, bearing interest at 2% per annum computed based on market value of the listed equity shares. Upon the maturity of the stock lending agreement, the subsidiary of the ultimate holding company is obligated to return all borrowed listed equity shares to the Group.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

14.	OTHER ASSETS

The Group maintained segregated bank accounts with corporate banks to hold clients’ monies on trust under custody for the conduct of the regulated activities until the disposal of related business during the year ended December 31, 2025. The Group has classified the clients’ monies as other assets under the assets section of the consolidated statements of financial position and recognized the corresponding amounts as clients’ monies held on trust in accounts payable (Note 18) to respective clients on the basis that it is legally liable for any possible loss or misappropriation of the clients’ monies.

15.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include demand deposits at banks, earn interest at floating rates based on daily bank deposit rates for all periods. The bank balances are deposited with creditworthy banks with no recent history of default. The Group maintains most of its bank balances in US$.

As at December 31, 2025 and 2024, the Group has US$33,000 bank deposits which are pledged as securities for the Group’s bank borrowings with carrying amount of US$33,000.

16.	PROPERTY, PLANT AND EQUIPMENT

	Properties	Leasehold improvement	Computer equipment	Right-of- use assets	Total
	US$	US$	US$	US$	US$
Cost:
As of January 1, 2024	70,549	—	150	492	71,191
Additions	226,165	—	8	544	226,717
Disposal of subsidiaries	—	—	—	(212)	(212)
Exchange realignment	(1,850)	—	(6)	(61)	(1,917)

As of December 31, 2024	298,774	—	152	763	299,689
Additions	19,966	1,749	—	—	21,715
Disposal of subsidiaries	—	—	(4)	—	(4)
Exchange realignment	10,761	(78)	130	22	10,835

As of December 31, 2025	329,501	1,671	278	785	332,235

Accumulated depreciation:
As of January 1, 2024	(987)	—	(28)	(122)	(1,137)
Charge for the year	(6,426)	—	(31)	(273)	(6,730)
Disposal of subsidiaries	—	—	—	145	145
Exchange realignment	(506)	—	(2)	(10)	(518)

As of December 31, 2024	(7,919)	—	(61)	(260)	(8,240)
Charge for the year	(9,383)	(253)	(4)	(264)	(9,904)
Disposal of subsidiaries	—	—	4	—	4
Exchange realignment	71	30	(128)	1	(26)
		—
As of December 31, 2025	(17,231)	(223)	(189)	(523)	(18,166)

Carrying amount:
As of December 31, 2025	312,270	1,448	89	262	314,069

As of December 31, 2024	290,855	—	91	503	291,449

16.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Properties of US$267,926 and US$270,192 were pledged for bank borrowings (Note 19) as of December 31, 2024 and 2025, respectively.

As of December 31, 2024 and 2025, the Group leases commercial premises for its operations. Lease contracts are entered into for fixed term of three years. In determining the lease term and assessing the length of the non-cancellable period, the Group applies the definition of a contract and determines the period for which the contract is enforceable. In addition, lease liabilities of US$519 and US$273 are recognized with related right-of-use assets of US$503 and US$262 as of December 31, 2024 and 2025, respectively. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

17.	INTANGIBLE ASSETS

	Archived images	Developed technology	Brand names	Total
	US$	US$	US$	US$
Net carrying amount as of January 1, 2024	499	106	117,818	118,423
Disposal of subsidiaries	—	(106)	(9)	(115)
Exchange realignment	3	—	1,070	1,073

Net carrying amount as of December 31, 2024	502	—	118,879	119,381

Amortization during the year	—	—	(9)	(9)
Exchange realignment	(1)	—	(272)	(273)

Net carrying amount as of December 31, 2025	501	—	118,598	119,099

The intangible assets are amortized on a straight-line basis as follows:

Developed technology	7 years
Brand names	20 years or indefinite useful lives
Archived images	Indefinite useful lives

The above carrying amounts of brand names of US$118,733 and US$118,461 and archived images of US$502 and US$501, respectively, as of December 31, 2024 and 2025 are considered by the directors of the Company as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The brand names and archived images will not be amortized until its useful life is determined to be finite. Instead they will be tested for impairment annually and whenever there is an indication that it may be impaired.

The remaining brand name of US$146 and US$137, respectively, as of December 31, 2024 and 2025 are amortized on a straight-line basis of 20 years.

As of December 31, 2025, carrying amount of brand name of US$92,216 and archived images of US$501, are allocated to reporting unit of the business unit under “L’Officiel”. The Group evaluates its indefinite-lived intangible assets for impairment at least annually. For the purpose of impairment testing, the fair value of these assets has been determined based on income approach. That calculation uses discounted cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.5% to 3.2% growth rate. This growth rate is based on the relevant countries specific long-term inflation rates. Other key assumptions for the fair value calculations include the applied discount rate and the estimation of cash inflows/outflows which include budgeted sales, gross margins and other operating expenses. Such estimations are based on the L’Officiel’s past performance and management’s expectations for the market development.

As of December 31, 2025, carrying amount of brand name of approximately US$25,809 are allocated to reporting unit of the business unit under “The Art Newspaper”. The Group evaluates its indefinite-lived intangible assets for impairment at least annually. For the purpose of impairment testing, the fair value of these assets has been determined based on income approach. That calculation uses discounted cash flow projections based on financial budgets approved by management covering a 5-year period. Cash flows beyond the 5-year period are extrapolated using a steady 1.9% to 2.5% growth rate. This growth rate is based on the relevant countries specific long-term inflation rates. Other key assumptions for the fair value calculations include the applied discount rate and the estimation of cash inflows/outflows which include budgeted sales, gross margins and other operating expenses. Such estimations are based on The Art Newspaper’s past performance and management’s expectations for the market development.

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

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

18.	ACCOUNTS PAYABLE

	As of December 31,
	2025	2024
	US$	US$
Payables to suppliers of media and entertainment services	1,120	2,386
Other	412	1,254

	1,532	3,640

19.	BANK BORROWINGS

A currency analysis of bank borrowings at the end of the reporting periods is as follows:

	As of December 31,
	2025	2024
	US$	US$
Hong Kong dollars – secured	50,046	50,135
United States dollars – secured	73,835	44,163
United States dollars – unsecured	—	30,184
Singapore dollars - secured	168,248	158,466
British Pound – unsecured	13	25

	292,142	282,973
Present as:
Non-current	208,910	219,434
Current	83,232	63,539

	292,142	282,973

As of December 31, 2024 and 2025, bank borrowings of US$63,539 and US$83,232 were repayable in one year or repayment on demand at the discretion of the Group, US$208,450 and US$232,072 were repayable more than one year but within 5 years and US$10,984 and US$9,838 were repayable more than 5 years, respectively.

Fixed-rate bank borrowings of US$10,984 and US$10,835 as of December 31, 2024 and 2025, respectively, were bearing an interest rate of 5.0% per annum. All other bank borrowings carry variable interest rate with a weighted average contractual interest rate of 4.76% p.a. and 5.46% p.a., respectively, as of December 31, 2024 and 2025.

As of December 31, 2024 and 2025, the Group has bank borrowings of US$219,621 and US$229,129, respectively secured by the Group’s properties with carrying amounts of US$267,926 and US$270,192, respectively. Among these pledged loans, US$50,135 and US$50,046 as of December 31, 2024 and 2025, respectively, are fully and irrevocably guaranteed by the holding companies of the non-controlling shareholder of the Group’s subsidiaries, who have the primary and direct contractual repayment liability for the loan, and in consideration for such guarantee we pay a quarterly guarantee fee of 1% per annum on the outstanding loan amount. Also, US$168,248 and US$158,466 as of December 2025 and 2024, respectively, are guaranteed by the Company and the holding company of the non-controlling shareholder of the Group’s subsidiaries based on the percentage of shareholding.

As of December 31, 2024 and 2025, the Group has bank borrowings of US$33,143 and US$33,000, respectively, which is secured by pledged bank deposits of US$33,000 and US$33,000, respectively, which carried interest at an index rate set by the bank. The Group has the discretion to early repay this bank borrowing with minimal penalty charges and thus, the Group classified such borrowings as current liabilities.

As of December 31, 2025, a secured US$ denominated bank borrowing of US$30,000 is secured by the assets of TGE and a wholly owned subsidiary of TGE which are located in the United States and corporate guaranteed by the Company. The borrowing carried an interest rate at the daily Wall Street Journal Prime Rate. Such borrowings have a maturity period of 2 years.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

20.	OTHER PAYABLES AND ACCRUALS

	As of December 31,
	2025	2024
	US$	US$
Accruals and other payables	9,279	6,201
Consideration payable on acquisition of subsidiaries	—	3,009
Contract liabilities (note (i))	592	667
Lease liabilities (note (ii))	273	519

	10,144	10,396

Note(s):

(i)	Contract liabilities as of December 31, 2024 included upfront fees received to deliver digital solutions services, upfront fees received to deliver media and entertainment, and hotel operations, hospitality and VIP services. Contract liabilities as of December 31, 2025 included upfront fees received to deliver media and entertainment, and hotel operations, hospitality and VIP services.

(ii)	The weighted average incremental borrowing rate applied to lease liabilities is 2.57% and 2.57%, respectively, for the years ended December 31, 2024 and 2025.

21.	PROVISIONS

(a)	Claims from vendors

Claims from vendors
US$
At January 1, 2024	3,866
Additions	450
Settled during the year	(533)
Disposal of subsidiaries	(3,750)
Exchange alignment	(33)

At December 31, 2024 and 2025	—

(b)	Provision for replacement

The amount represented provision for the replacement and maintenance of furniture, fixtures and equipment within the hotels of the Group.

22.	DEFERRED TAX LIABILITIES

The movements in deferred tax liabilities during the years are as follows:

Intangible assets
US$
At January 1, 2024	5,583
Exchange alignment	75

At December 31, 2024	5,658
Exchange alignment	(13)

At December 31, 2025	5,645

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

23.	SHARE CAPITAL, CAPITAL RESERVE AND TREASURY SHARES

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

		Numbers of shares
	Notes	Class A ordinary shares	Class B ordinary shares	Class B treasury shares
As of January 1, 2024		242,765,736	157,842,028	75,684,951
Issued during the year	(i)	12,157,782	—	—

As of December 31, 2024		254,923,518	157,842,028	75,684,951
Issued during the year	(ii)	17,177,087	139,517,423	—
Cancellation of Treasury shares	(iii)	—	—	(70,911,681)
As of December 31, 2025		272,100,605	297,359,451	4,773,270

Notes:

(i)	During the year ended December 31, 2024, the Company issued 12,157,782 Class A shares at a consideration of US$20,000.

(ii)

During the year ended December 31, 2025, the Company issued 139,517,423 Class B shares at a consideration of US$20,000 for the acquisition of a property from an independent third party. Also, the Company issued 17,177,087 Class A shares in order to settle the consideration payable for an acquisition in previous year.

(iii)	During the year ended December 31, 2025, the Company cancelled 70,911,681 Class B shares which were held by the Company.

24.	REDEEMABLE SHARES OF TGE SPAC

In December 2025, TGE SPAC issued 15,000,000 Class A ordinary shares as part of the Units to public investors.

The Class A ordinary shares of TGE SPAC (“SPAC Public Shares”) contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the TGE SPAC’s initial business combination. In accordance with ASC 480-10-S99, TGE SPAC classifies SPAC Public Shares subject to possible redemption outside of permanent equity as the redemption provisions are not solely within the control of TGE SPAC. TGE SPAC recognizes changes in redemption value immediately as they occur and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of TGE SPAC’s the initial public offering, TGE SPAC recognized the accretion from initial book value to redemption value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of December 31, 2025, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s financial position. As of December 31, 2025, the Class A ordinary shares subject to possible redemption reflected in the financial position are reconciled in the following table:

US$
Gross proceeds	150,000
Less:
Proceeds allocated to Public Warrants	(2,266)
Proceeds allocated of the over-allotment option to Class A ordinary shares	(124)
Offering costs allocated to Class A ordinary shares subject to possible redemption	(9,518)
Plus:
Accretion of Class A ordinary shares subject to possible redemption	12,018
Class A ordinary shares of TGE SPAC subject to possible redemption at December 31, 2025	150,110

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

25.	PERPETUAL SECURITIES

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

The Perpetual Securities are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the Perpetual Securities. For the year ended December 31, 2023, 2024 and 2025, the profit attributable to holders of Perpetual Securities based on the applicable distribution rate, was US$8,558, US$4,312 and US$2,158, respectively, where any distribution could be deferred at the discretion of the Company unless a compulsory distribution payment event (including distributions to ordinary shareholders of the Company) has occurred. The Company distributed US$2,796, US$4,305 and US$2,171 to the holders of perpetual securities during the year ended December 31, 2023, 2024 and 2025, respectively.

In January 2025, the Company reached agreement with the holders of Perpetual Securities I that the distribution rate is reduced from 1.5% p.a. to 0.25% p.a. In September 2025, the Group has early redeemed principal amount of SGD38,812,000 (equivalent to US$27,673) of Perpetual Securities II at the redemption price equal to approximately 75%. Upon the completion of the early redemption pf the Perpetual Securities II, the Company cancelled the entire Perpetual Securities II.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	WARRANTS

Warrants issued by TGE

As of December 31, 2025, there were 16,220,000 outstanding warrants issued by TGE. Warrants may only be exercised for a whole number of shares. The warrants became exercisable as of December 31, 2025, and will expire five years after the completion of the business combination with TGE on June 3, 2025.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act covering the issuance of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. As of December 31, 2025, the registration statement covering Class A ordinary shares issuable upon exercise of the warrants is effective. As such, the warrants are exercisable.

Redemption of warrants when the price per Class A ordinary shares equals or exceeds $18.00. Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days prior written notice of redemption, or the 30-day redemption period to each warrant holder; and

●	if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of ordinary shares and equity-linked securities for capital raising purposes in connection with the completion of the initial business combination as described elsewhere in this prospectus) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption as described above, the Company will have the option to require all holders that wish to exercise such warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (i) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value (as defined below) of the shares of Class A ordinary shares over the exercise price of the public warrants by (ii) the fair market value. The “fair market value” means the volume weighted average price of the Class A ordinary shares as reported during the ten (10) trading days ending on the trading day prior to the date on which the notice of redemption is sent to the holder of the public warrants or its securities broker or intermediary.

Warrant issued by TGE SPAC

TGE SPAC consummated its initial public offering of 15,000,000 Units at US$10.00 per Unit, generating gross proceeds of US$150 million. Each Unit consists of one Class A ordinary share of TGE SPAC and one-half of one redeemable warrant (i.e., 7,500,000 public warrants). Additionally, TGE SPAC consummated the sale of 5,300,000 warrants (the “Sponsor Private Placement Warrants”) at a price of $0.50 per Sponsor Private Placement Warrant to TGE SpiderNet Capital Group LLC, a wholly-owned subsidiary of TGE, and 1,764,706 warrants (the “Underwriter Private Placement Warrants”) at a price of $0.85 per Underwriter Private Placement Warrant to the underwriter of the initial public offering as part of the underwriting commission.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

26.	WARRANTS (CONTINUED)

As the 5,300,000 Sponsor Private Placement Warrants are held by a wholly-owned subsidiary of the Company, they are treated as intercompany instruments and have been eliminated upon consolidation.

Consequently, as of December 31, 2025, there were 9,264,706 warrants outstanding in the consolidated statement of financial position, consisting of 7,500,000 public warrants and 1,764,706 Underwriter Private Placement Warrants. The warrants will become exercisable on the later of 30 days after the completion of the initial business combination or 12 months from the closing of the initial public offering. The warrants will expire five years after the completion of the business combination, or earlier upon redemption or liquidation. Each whole warrant entitles the registered holder to purchase one Class A ordinary share of TGE SPAC at an exercise price of US$11.50 per share, subject to customary anti-dilution adjustments. The Underwriter Private Placement Warrants have terms and provisions that are identical to the public warrants, except that they are not redeemable by TGE SPAC and may be exercised on a cashless basis.

The warrants issued by TGE SPAC were valued using a Black-Scholes Simulation Model. The quantitative information regarding market assumptions used in the Level 3 valuation includes (i) implied ordinary share price of US$9.78, simulation years of 7 years, risk-free rate of 3.93%, estimated implied volatility of 1.94%, market adjustment of 29.52%.

27.	NOTES TO THE CONSOLIDATED STATEMENTS OF CASH FLOWS

(a)	Major non-cash transactions

Save as disclosed elsewhere in these consolidated financial statements, the following non-cash transactions were recorded.

During the year ended December 31, 2024, certain other receivables of US$13,034 were settled through the current accounts with AMTD Group under the agreements between respective independent third parties, the Group and AMTD Group.

During the year ended December 31, 2024, the Company issued 12,157,782 Class A ordinary shares amounting to US$20,000, and AMTD Digital issued 32,682,046 Class A ordinary shares amounting to US$262,238 to third parties with the consideration settled through the intercompany account with AMTD Group in accordance with the central treasury management policy.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

28.	RELATED PARTY TRANSACTIONS

(A)	In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with related parties during the years:

		For the year ended December 31,
	Notes	2025	2024	2023
		US$	US$	US$
Insurance commission received from immediate holding company and a fellow subsidiary	(i)	—	41	48

Digital solutions and other services income from immediate holding company	(i)	2,565	2,564	2,554

Advertising and marketing services from immediate holding company	(i)	2,726	2,888	2,726

Administrative service fee paid to immediate holding company	(iii)	4,618	4,615	4,597

Interest income from immediate holding company	(iv)	31,638	16,828	10,489

Stock-borrowing charges to immediate holding company	(iii)	737	—	—

Treasury shares repurchased from immediate holding company	26	—	—	40,000

Acquisition of WME Assets from immediate holding company	(ii)(a)	—	—	268,000

Disposal of financial assets at FVTPL to immediate holding company	(ii)(b)	—	—	80,155

Deposits paid for the acquisitions on behalf of a fellow subsidiary		82,609	—	—

Notes:

(i)	The terms of these services were comparable to the fee and conditions offered to the customers of the Group.

(ii)	a. In 2023, the Group acquired 100% interest in WME Assets from the immediate holding company at a consideration of US$268,000.

b.	In 2023, the Group disposed financial assets at FVTPL to the immediate holding company at a consideration of US$80,155.

(iii)	The staff costs and premises cost was recharged by the immediate holding company based on actual usage. Starting from July 2022, the immediate holding company charged a fixed service fee of HK$9 million per quarter for other administrative expenses.

(iv)	The transaction represented the interest income charged at 2% per annum on the outstanding amount due from the immediate holding company which was payable on demand.

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

28.	RELATED PARTY TRANSACTIONS (CONTINUED)

(B)	In addition to balances disclosed elsewhere in these consolidated financial statements, the Group had the following outstanding balances with related parties:

(i)	Treasury functions of the Group are conducted centrally under AMTD Group and inter-company fund transfers were carried out among the entities within AMTD Group. The treasury function manages available funds at AMTD Group level and allocates the funds to various entities within AMTD Group for their operations. On July 15, 2022, the Group and its subsidiary entered into an intercompany financing agreement with its immediate holding company. Under such agreement, any intercompany receivables and payables balances with the immediate holding company and the fellow subsidiaries shall be settled on a net basis with the immediate holding company. As of December 31, 2024 and 2025, the gross carrying amounts on amount due from immediate holding company were US$1,400,612 and US$1,346,526, respectively, which bears interest at 2% per annum and are unsecured and repayable on demand. The allowance of impairment loss provided under ECL model as of December 31, 2024 and 2025 were US$4,988. The Group did not have any outstanding balances with its fellow subsidiaries.

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

As of December 31, 2024 and 2025, the amount due to non-controlling shareholders are unsecured and non-interest bearing. During the year ended December 31, 2024, interest bearing balances were settled through the current account of ultimate holding company and the non-controlling shareholder.

(C)	Compensation of key management personnel of the Group:

	For the year ended December 31,
	2025	2024	2023
	US$	US$	US$
Total remuneration	558	898	1,465

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Group’s financial instruments measured at fair value are as follows:

	Fair values
	As of December 31,
	2025	2024
	US$	US$
Financial assets
Financial assets at FVTPL	358,387	164,620

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

As of December 31, 2024 and 2025, the fair values of listed equity investments were based on quoted market prices.

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

There is no change in valuation technique and basis of significant unobservable input on Level 3 financial assets and derivative financial asset as of December 31, 2024 and 2025.

Below is summary of significant unobservable inputs to valuation of financial instruments as of December 31, 2024 and 2025:

	Valuation technique	Significant unobservable input	Range or estimate
Unlisted equity investment	Multiple/ EVA	Equity volatility	69.60%
Movie income right investments	Income approach	Discount rate	10.40%-12.59%

Fair Value Hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments:

Assets measured at fair value:

	Fair value measurement using
	Quoted prices in active markets (Level 1)	Recent transaction price (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$	US$	US$	US$
As of December 31, 2024
Financial assets at FVTPL	149,849	8,908	5,863	164,620

As of December 31, 2025
Financial assets at FVTPL	343,695	-	14,692	358,387

AMTD IDEA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands of U.S. dollars (“US$”), except for share and per share data)

29.	FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS (CONTINUED)

The movements in fair value measurements within Level 3 during the years are as follow:

	For the year ended December 31,
	2025	2024
	US$	US$

At January 1,	5,863	5,741
Transfer from Level 2	8,908	—
Exchange realignment	(79)	122

At December 31,	14,692	5,863

30.	SHARE-BASED COMPENSATION

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

Share-based compensation of AMTD Digital

On August 3, 2020, AMTD Digital granted 38,710 shares of Class A ordinary shares, which has a vesting period of 3 years, to an employee of AMTD Digital. The grant date fair value of Class A ordinary shares of AMTD Digital is determined based on recent transaction price of equity share of AMTD Digital.

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

31.	ACQUISITIONS OF SUBSIDIARIES

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

Net cash inflow on consolidation of Singapore hotel companies:

Cash and cash equivalent balances acquired	4,273

32.	PENDING CLAIMS AND LITIGATION

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Such proceedings are reviewed with the Group’s legal advisors. The Group does not believe that any pending legal proceeding to which the Group is a party will have a material effect on its business, results of operations or cash flows.

33.	SUBSEQUENT EVENT

In March 2026, the Company completed the acquisition of a hotel building in Tribeca New York at a consideration of US$69 million. The hotel name has changed to “AMTD IDEA Tribeca Hotel” upon the completion of the acquisition.

34.	APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on April 29, 2026.